

82- SUBMISSIONS FACING 02069105

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Boots Group PLC

*CURRENT ADDRESS: 1 Thane Road West
Nottingham NG2 3AA
United Kingdom

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
JAN 2 2 2003
THOMSON
FINANCIAL

FILE NO. 82- 34701 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: EBS

DAT : 1/17/03

THE BOOTS GROUP PLC

EXHIBIT VOLUME I

December 20, 2002

EXHIBIT INDEX

THE BOOTS GROUP PLC

Exhibit Number	Description of Exhibit
A.	**Regulatory press announcements made by The Boots Company PLC since April 1, 2001**
1.	Announcement dated May 31, 2001 regarding the preliminary results for the year ended March 31, 2001.
2.	Announcement dated May 31, 2001 regarding the notes on the results.
3.	Announcement dated May 31, 2001 regarding a dividend.
4.	Announcement dated June 12, 2001 regarding a dividend.
5.	Announcement dated July 3, 2001 regarding the sale of skincare products to Beiersdorf.
6.	Announcement dated July 13, 2001 regarding the end of a joint venture in Japan.
7.	Announcement dated July 23, 2001 regarding sale of Halfords Garage Servicing Business.
8.	Announcement dated July 26, 2001 regarding first quarter sales.
9.	Announcement dated August 2, 2001 regarding retirement of Joseph John Henderson Watson.
10.	Announcement dated September 10, 2001 regarding appointment of Jan Bennink as a non-executive director.
11.	Announcement dated September 26, 2001 regarding pre-close statement.
12.	Announcement dated November 8, 2001 regarding half year results to September 30, 2001.
13.	Announcement dated November 8, 2001 regarding interim dividend.
14.	Announcement dated November 16, 2001 regarding dividend details.

Exhibit Number	Description of Exhibit
15.	Announcement dated December 3, 2001 regarding appointment of Sir Nigel Rudd as deputy chairman.
16.	Announcement dated January 17, 2002 regarding third quarter sales update.
17.	Announcement dated January 31, 2002 regarding Boots retail international, strategy update and Taiwan roll-out.
18.	Announcement dated February 7, 2002 regarding growth plans for Boots Healthcare International.
19.	Announcement dated March 11, 2002 regarding appointment of Howard Dodd and Paul Bateman.
20.	Announcement dated March 12, 2002 regarding intention to buy back shares.
21.	Announcement dated March 19, 2002 regarding release from undertakings.
22.	Announcement dated March 27, 2002 regarding pre-close statements.
23.	Announcement dated April 17, 2002 regarding the proposed demerger of Halfords.
24.	Announcement dated May 8, 2002 regarding a strategic partnership.
25.	Announcement dated May 30, 2002 regarding preliminary results for the year ended March 31, 2002.
26.	Announcement dated July 25, 2002 regarding first quarter results.
27.	Announcement dated July 25, 2002 regarding the sale of Halfords.
28.	Announcement dated August 30, 2002 regarding the completion of the sale of Halfords.
29.	Announcement dated September 10, 2002 regarding a change in management.
30.	Announcement dated November 6, 2002 regarding the resignation of a board member.

Exhibit Number	Description of Exhibit
31.	Announcement dated November 7, 2002 regarding interim results for six months ended September 30, 2002.
32.	Announcement dated November 19, 2002 regarding the proposal for a new holding company.
33.	Announcement dated December 16, 2002 regarding statement by chairman.
34.	Other announcements made from April 1, 2001 to July 31, 2002.
35.	Other announcements made from August 1, 2001 to December 31, 2001.
36.	Other announcements made from January 1, 2002 to March 31, 2002.
37.	Other announcements made from April 1, 2002 to June 30, 2002.
38.	Other announcements made from July 1, 2002 to September 30, 2002.
39.	Other announcements made from October 1, 2002 to December 19, 2002.
B.	**Documents circulated to shareholders/otherwise published by The Boots Company PLC since April 1, 2001**
40.	Annual General Meeting Admission and Voting Card relating to the annual general meeting of The Boots Company PLC held at 11 a.m. on July 26, 2001.
41.	Form of proxy relating to the annual general meeting of The Boots Company PLC held on July 26, 2001.
42.	Notice of annual general meeting of The Boots Company PLC held on July 25, 2002
43.	Form of proxy relating to the annual general meeting of The Boots Company PLC held at 11 a.m. on July 25, 2002.
44.	Interim results for half year ended September 30, 2002.
45.	Circular of The Boots Company PLC relating to recommended proposals for the introduction of a new holding company by means of a scheme of arrangement and notice of extraordinary general meeting and notice of court meeting dated November 19, 2002.

Exhibit Number	Description of Exhibit
46.	Form of proxy relating to the extraordinary general meeting of The Boots Company PLC held December 19, 2002.
C.	**Documents filed by The Boots Company PLC with the Registrar of Companies since April 1, 2001**
47.	Form 88(2) in respect of a return of allotment of shares (dated April 9, 2001).
48.	Form 288b in respect of the resignation of Michael Frith Ruddell as a director (dated April 10, 2001).
49.	Form 288b in respect of the resignation of Clive Anthony Whitmore as a director (dated April 10, 2001).
50.	Form 288a in respect of the appointment of Andrew Patrick Smith as a director (dated April 17, 2001).
51.	Annual Report and Accounts of The Boots Company PLC for the year ended March 31, 2001.
52.	Form 88(2) in respect of a return of allotment of shares (dated July 9, 2001).
53.	Print of special and ordinary resolutions passed July 26, 2001.
54.	Form 288b in respect of the resignation of Joseph John Henderson Watson as a director (dated August 16, 2001).
55.	Form 88(2) in respect of a return of allotment of shares (dated August 28, 2001).
56.	Form 88(2) in respect of a return of allotment of shares (dated August 28, 2001).
57.	Form 363a in respect Annual Return as of August 9, 2001 (dated September 19, 2002).
58.	Form 288a in respect of the appointment of Jan Bennink as a director (dated September 28, 2001).
59.	Form 88(2) in respect of a return of allotment of shares (dated October 19, 2001).

Exhibit Number	Description of Exhibit
60.	Form 288c in respect of change of address of Andrew Patrick Smith (dated October 26, 2001).
61.	Form 88(2) in respect of a return of allotment of shares (dated December 7, 2001).
62.	Form 88(2) in respect of a return of allotment of shares (dated January 1, 2002).
63.	Form 88(2) in respect of a return of allotment of shares (dated February 14, 2002).
64.	Form 88(2) in respect of a return of allotment of shares (dated March 12, 2002).
65.	Form 88(2) in respect of a return of allotment of shares (dated March 20, 2002).
66.	Form 288a in respect of the appointment of Paul Bateman as a director (dated April 10, 2002).
67.	Form 288a in respect of the appointment of Howard Dodd as a director (dated April 26, 2002).
68.	Form 169 in respect of a return by a company purchasing its own shares (dated May 8, 2002).
69.	Form 169 in respect of a return by a company purchasing its own shares (dated May 8, 2002).
70.	Form 169 in respect of a return by a company purchasing its own shares (dated May 8, 2002).
71.	Form 88(2) in respect of a return of allotment of shares (dated July 25, 2002).
72.	Form 169 in respect of a return by a company purchasing its own shares (dated July 25, 2002).
73.	Form 169 in respect of a return by a company purchasing its own shares (dated August 1, 2002).

Exhibit Number	Description of Exhibit
74.	Form 169 in respect of a return by a company purchasing its own shares (dated August 1, 2002).
75.	Form 169 in respect of a return by a company purchasing its own shares (dated August 1, 2002).
76.	Print of special and ordinary resolutions passed July 25, 2002.
77.	Annual Report and Accounts of The Boots Company PLC for the year ended March 31, 2002.
78.	Form 169 in respect of a return by a company purchasing its own shares (dated August 15, 2002).
79.	Form 169 in respect of a return by a company purchasing its own shares (dated August 15, 2002).
80.	Form 169 in respect of a return by a company purchasing its own shares (dated August 15, 2002).
81.	Form 169 in respect of a return by a company purchasing its own shares (dated August 15, 2002).
82.	Form 88(2) in respect of a return of allotment of shares (dated August 28, 2002).
83.	Form 363a Annual Return as of August 9, 2002 (dated September 9, 2002) (shareholder register omitted).
84.	Form 288b in respect of the resignation of David Anthony Roland Thompson as a director (dated September 16, 2002).
85.	Form 169 in respect of a return by a company purchasing its own shares (dated October 1, 2002).
86.	Form 169 in respect of a return by a company purchasing its own shares (dated October 1, 2002).
87.	Form 169 in respect of a return by a company purchasing its own shares (dated October 1, 2002).
88.	Form 169 in respect of a return by a company purchasing its own shares (dated October 1, 2002).

Exhibit Number	Description of Exhibit
89.	Form 169 in respect of a return by a company purchasing its own shares (dated October 1, 2002).
90.	Form 169 in respect of a return by a company purchasing its own shares (dated October 8, 2002).
91.	Form 169 in respect of a return by a company purchasing its own shares (dated October 8, 2002).
92.	Form 169 in respect of a return by a company purchasing its own shares (dated October 9, 2002).
93.	Form 169 in respect of a return by a company purchasing its own shares (dated October 9, 2002).
94.	Form 169 in respect of a return by a company purchasing its own shares (dated October 9, 2002).
95.	Form 288c in respect of change of address of Howard Dodd (dated October 25, 2002).
96.	Form 288b in respect of the resignation of Fiona Mary Harrison as a director (dated November 11, 2002).
D.	**Documents filed by The Boots Group PLC with the Registrar of Companies from May 31, 2002**
97.	Incorporation documents regarding Halfords Group plc (dated May 31, 2002).
98.	Form 117 regarding application by Halfords Group plc to commence business (dated June 12, 2002).
99.	Authorization to commence business and borrow (dated June 12, 2002).
100.	Initial financial statements of Halfords Group plc for the period from incorporation to June 12, 2002 (dated June 18, 2002).
101.	Form 88(2) in respect of a return of allotment of shares (dated June 27, 2002).
102.	Print of resolutions of Halfords Group plc (dated June 27, 2002).

Exhibit Number	Description of Exhibit
103.	Form 225 regarding change in accounting reference date (dated August 1, 2002).
104.	Form 287 regarding change in address of Halfords Group plc (dated September 17, 2002).
105.	Certificate of incorporation on name change (dated October 11, 2002).
106.	Form 288a in respect of the appointment of John Gordon St. Clair Buchanan (dated November 15, 2002).
107.	Form 288a in respect of the appointment of Howard Dodd (dated November 15, 2002).
108.	Form 288a in respect of the appointment of Andrew Patrick Smith (dated November 15, 2002).
109.	Form 288a in respect of the appointment of Martin Peter Read (dated November 15, 2002).
110.	Form 288a in respect of the appointment of Stephen George Russell (dated November 15, 2002).
111.	Form 288a in respect of the appointment of Helene Ploix (dated November 15, 2002).
112.	Form 288a in respect of the appointment of Anthony Nigel Russell Rudd (dated November 15, 2002).
113.	Form 288a in respect of the appointment of John Brian McGrath (dated November 16, 2002).
114.	Form 288a in respect of the appointment of Paul Bateman (dated November 16, 2002).
115.	Form 288a in respect of the appointment of Jan Bennink (dated November 16, 2002).
116.	Form 288b in respect of the resignation of Michael John Oliver (dated November 16, 2002).
117.	Form 288b in respect of the resignation of Sonia Fennell (dated November 16, 2002).

Exhibit Number	Description of Exhibit
118.	Form 288a in respect of the appointment of Barry Clare (dated November 20, 2002).
119.	Listing Particulars filed November 25, 2002.
120.	Form 122 regarding sub-division of shares (dated November 27, 2002).
121.	Form 122 regarding redemption of shares (dated November 27, 2002).
122.	Print of special resolutions passed October 31, 2002.
123.	Form 123 regarding notice of increase in nominal capital (dated November 27, 2002).
124.	Articles of Association of The Boots Group PLC (dated December 4, 2002).


A

EXHIBIT 1





Full Text Announcement





Company	Boots Co PLC
TIDM	BOOT
Headline	Final Results - Part 1
Released	07:00 31 May 2001
Number	4323E

RNS Number:4323E
Boots Co PLC
31 May 2001

PART 1

PRELIMINARY ANNOUNCEMENT
FOR THE YEAR ENDED 31st MARCH 2001
AND BUSINESS UPDATE

* Boots The Chemists profit (before exceptionals) up 7.0%. Net margin up 0.8 percentage points to 13.2%
* Health and Beauty sales up 3.4% (2.1% like for like)
* Boots Healthcare International profit (before exceptionals) more than doubled to £49.2m. Now fifth largest OTC player in Europe
* Cost savings on track - annualised cumulative savings of £118m and on target to achieve annualised cumulative savings of £250m by end 2001/02
* £96m of strategic revenue investment to accelerate future growth
* New formats now being trialled in Taiwan with encouraging results: BRI losses £43.9m
* New Wellbeing Services launched: Health and Beauty Experience stores off to good start
* New BTC store formats in course of development to drive sales and remove complexity
* New 'Pure Beauty' retail concept to be tested

Steve Russell, Chief Executive, said:

'BTC has continued to demonstrate its resilience, while BHI has successfully delivered as planned.

Looking forward, health and beauty sales will move ahead and margin improvement will continue. We are confident of the outcome for the year and expect that the pattern of profit improvement will favour the second half.

Our new initiatives programme is on track. We are putting in place the organisation and the people to carry through a transformation which will deliver increasing levels of shareholder value.'

Summary Group Performance Review

Group

* Turnover increased by 0.7% to £5,226.2m. During the year more of the remaining leisure merchandise was removed from BTC stores and the group exited third party own label manufacturing. Key sales figures were:

  * Total retail sales up 0.8% (0.3% like for like)
  * Boots The Chemists sales up 0.3% (down 0.2% like for like)
  * Health and Beauty sales up 3.4% (2.1% like for like)
  * Halfords sales up 3.2% (5.0% like for like)
  * Boots Healthcare International sales up 10.7% (6.2% on a comparable basis)

* Operating profits before exceptional items increased by 2.7% to £580.0m. This is after charging £42.8m (2000 £20.1m) for group strategic initiatives. Underlying operating profits before exceptional items and group strategic initiatives increased by 6.5% to £622.8m.

* Group profit before tax and exceptionals increased by 1.8% to £581.1m.

* The effective tax rate, before exceptional items, for the group was 29.6%, the same as last year.

* Exceptional operating costs of £50.5m were incurred in the year. These reflect the costs incurred so far in the business transformation process following a review of strategic direction. The costs include £25.1m of redundancy costs from cost reduction programmes, £9.1m of asset write offs and costs of £5.2m integrating Clearasil into Boots Healthcare International's existing operations.

* Operating cash flow reduced by 11.8% to £664.4m and closing net debt was £410.2m compared with £237.6m at the end of last year.

* Basic earnings per share before exceptionals increased by 2.6% to 46.6p.

* The board has proposed a final dividend of 18.5p per share (2000 17.7p), an increase of 4.5%. This together with the interim dividend of 7.8p per share (2000 7.5p) gives a total dividend of 26.3p per share (2000 25.2p), an increase of 4.4%.

* The total shareholder return for the five years to 31st March was 27.8%.

* Further strong management of the cost base is releasing funds to support growth plans. Cumulative savings falling into 2000/01 amounted to £86m, compared with £32m last year, and are in line with targets.

* Revenue investment in strategic developments during the year was £96m, representing £43m on the group strategic initiatives and £53m within the businesses.

Business Update

Boots is today reporting on the strategic initiatives it is pursuing in support of its ambition to be the leader in the provision of wellbeing products and services in the UK and overseas.

Boots The Chemists - new formats

Trials in 15 large stores, customer segmentation analysis, Advantage Card data and consumer research have increased understanding of BTC customers and the way they like to shop. This has led to the development of a small number of standardised formats which will become the building blocks of the future Boots chain.

The benefit to customers will be a more relevant offer and greater consistency in the way it is delivered. The company will benefit from greater operational efficiency and lower costs, in stores and centrally.

There will be around 20 pilot stores. Costs will be around £5 million capital and £4 million revenue during 2001/02.

Pure Beauty - a new retail concept

Pure Beauty will focus on the premium end of the beauty and toiletries market. The stores will stock international fashion and designer range in cosmetics, fragrance, skincare, hair care, vitamins and beauty accessories. There will be a strong representation of Estee Lauder brands. The decor will be stylish, the feel relaxed and informal.

There will be eight stores initially, the first opening in Covent Garden in September. The others will be in prime London locations and big city centres. There is scope for 65 Pure Beauty stores. The target is to grow the premium end of the £3 billion beauty and toiletries market by 5% as well as taking an additional 5% share.

Investment in trial stores will be £14 million capital, £5 million revenue with payback on the cash investment expected in about four years.

Wellbeing Services - accelerating progress

The wellbeing services market is worth £6.5 billion and growing at 10% per annum. Boots is taking down remaining barriers to participation by making available a wide range of services in places and in ways that are convenient to customers to both lead and grow this market.

Boots Opticans. A new format has been trialled, designed to achieve clear differentiation from price based competitors. It will be rolled out to 25 stores in the current financial year. Investment in the year will be £4 million capital and £0.5 million revenue.

LASIK. Demand for laser eye surgery has been ahead of expectations. A further five clinics are being opened during the financial year to give national coverage.

Hearingcare Centres. Following launch of the Songbird Disposable Hearing Aid in February, 45 centres will be opened by the end of October, and a total of 150 by March 2004.

Dentalcare & Footcare. There is potential for 200 Boots Dentalcare and 200 Footcare units. Results to date confirm the commercial attractiveness of both markets.

Health and Beauty Experience. Following launch in Kensington High Street and Milton Keynes, H & B Experience stores have opened in Leeds, Manchester and Reading. There are plans for 12 by the end of 2001/02.

Boots Retail International - a steep learning curve

The launch in Taiwan was the most successful to date. This model, based on a limited Boots Brand inventory in established retail outlets, may be the basis for further development of the retail offer overseas.

Boots Healthcare International - promises delivered

BHI continues to grow sales and profits and is now the fifth largest OTC player in Europe. The Clearasil deal is indicative of the opportunities to accelerate BHI growth through acquisition, new geographies and new product development.

Organisation - an integrated business

A number of changes are being made to align the business with our strategic goals:

Boots UK and Ireland will bring together BTC, Boots Opticians, Boots Dentalcare, Boots Hearingcare and Health & Beauty Experience stores in a

single fully integrated organisation.

There will also be significant changes to executive director responsibilities:

Ken Piggott, as Managing Director, Boots UK and Ireland Retail Operations, will increase focus on delivery of the total offer. He will retain operational responsibility for trading, supply and sourcing across the organisation.

Barry Clare, will become Marketing Director. He will lead the development of the UK customer offer. He will also retain his existing board responsibilities for BRI and BHI. A new managing director for BHI will be announced today.

Manufacturing, property, facilities management and IT have been integrated to service the needs of the main businesses. A similar approach is being taken to logistics management.

Boots The Chemists

* Sales +0.3% (like for like -0.2%)
* Health and Beauty sales +3.4% (like for like +2.1%)
* Overall gross margin +0.5%
* Operating profit before exceptional items +7.0% to £526.1m
* Exceptional operating costs of £11.2m

BTC delivered strong profit growth as a result of the move to higher margin business and tight cost control. Health and beauty business sales rose 3.4% and market share increased in fragrance, toiletries and electrical beauty. The managed exit from non-core leisure merchandise reduced sales by 2.0% over the year and 3.2% in the second half. New health and beauty products and services are being introduced into released space, strengthening the margin mix.

BTC has continued to progress its differentiation strategy. The strength of our product range resulted in higher health and beauty sales and overall profitability.

* Own brand and exclusives launched during the year included Liz Collinge, fcuk toiletries, TONI&GUY haircare and Glitterbabes products for pre-teen girls.
* No7 cosmetics, the UK retail market leader, increased sales by 15.7% during the year and achieved sales in excess of £100 million for the first time.
* Premium cosmetics sales grew by 23.2%, and are now in 100 stores.
* Fragrance and Electrical Beauty sales grew by 6.8% and 12.5% respectively.
* Relaunched in January 2000, Botanics toiletries sales more than doubled.
* Total haircare sales grew in a declining market with designer haircare ranges up 28%.
* OTC and vitamins sales declined 1.5% due to the absence of cold and 'flu during the winter.
* Photo sales were down by 2.2% although we increased share by 1% in a reduced market.

16 new edge of town stores were opened bringing the total edge of town representation to 70.

We have allocated around 7,500 sqm of space to Dentalcare, Footcare, Beauty and Optical services this year, which has combined with leisure exit to improve the underlying productivity of the business. In the 15 stores where we have fully integrated the new customer offer, which gave prominence to health and beauty, we have experienced:

* Improved sales intensities.
* Increased cosmetics and fragrance share of our total business.

Across our 300 larger stores we have also realigned our retail space and this has been an additional factor in the improvement of overall gross margins.

Cost reduction at both central and store level is on track.

* BTC cost savings of £75 million in the year.
* BTC senior management reduced by over 40% and total jobs by 2,000 since our programme began two years ago.

We were well prepared for the abolition of Resale Price Maintenance on over the counter medicines. We are responding vigorously to competitive activity and expect to increase market share in an expanded market in the medium term. In the short term abolition is expected to reduce BTC profits in a full year by between £15-20 million.

Boots Opticians

* Sales +0.2% to £196.1m
* Profit £4.0m (2000 £11.2m)

Results continue to disappoint. The optical market remains fiercely competitive and market growth has been low. With higher levels of discounting, advertising and promotion, and investment, and with significant improvements in service levels, sales are marginally up on last year.

* £3.0 million was invested in in-store lens manufacturing to develop an advantaged supply chain to enable 'Right First Time' delivery of products and services.
* £1.7 million was invested in developing a new trading format, providing a new environment and customer journey.

A further capital investment of £0.9 million has enabled us to bring an innovative Laser Eye Surgery proposition to the high street.

* Trading at our LASIK pilot store in Regent Street is ahead of expectations.
* Our second clinic opened in Reading in May and a further five LASIK clinics are to be opened during 2001/02.

Boots Retail International

* Sales increased by 29.5% to £42.1m:
  * £24.1m in Thailand
  * £3.0m in Taiwan
  * £6.2m in Japan
  * £8.8m in the Netherlands (where all 17 stores have now been sold)
* Operating losses were £43.9m (last year £33.1m), exceptional operating costs of £2.8m
* 28 stores opened in the year - a total of 80 now open internationally

Although this has been a difficult year, we have sought to capitalise on our increasing international experience to build a profitable overseas business. We are currently reappraising our business model to develop more profitable alternatives to the initial model - fully owned units with a full drugstore offering, to a more flexible and less capital intensive approach.

In Thailand 18 stores opened during the year, all between 100 m2 and 200 m2, bringing the total to 68 stores. We are now working on revised formats following our experience in Taiwan.

* Like for like sales in Thailand down 6% in an environment of price deflation.
* Improving price perception has seen sales recover since December.

The joint venture with Mitsubishi in Japan is still showing a loss in the first full year of trading, but we are encouraged by the performance from our fourth store which opened in Yokohama in September.

Seven of the eight Taiwan units are already making a positive contribution. The model being trialled in this market provides encouragement for the future.

In August we sold our 17 Netherlands stores to Etos with an exceptional loss of £20.3 million. Boots products were being sold through 80 Etos stores at the year end.

Boots Healthcare International

----

* Sales £362.0m +13.0%) at
* Core brand sales £265.8m +23.2%) comparable
* Operating profit before exceptional £49.2m +112.1%) rates
* Clearasil sales were £23m
* Exceptional operating costs of £15.0m

BHI delivered substantial sales and profit growth during the year. Increased returns from the business reflect the benefits of growing economies of scale.

* The strong sales growth was driven by 23.2% growth on core brands, 12.4% excluding the Clearasil acquisition.
* Organic growth was achieved through the continued launches of innovative products and new markets.
* The level of brand investment, excluding Clearasil, was slightly lower than last year at £90.3 million due to improved advertising efficiency and higher awareness levels.
* Increased profitability was also driven by restructuring. The associated costs, and those relating to the integration of Clearasil, have been treated as operating exceptional items.

The Clearasil brand acquisition was BHI's largest to date adding about 20% to the previous level of turnover. Clearasil extends BHI's presence into the world's two largest OTC markets: the US and Japan. The recent agreement with Novartis to distribute Clearasil in the US provides a foundation for future growth. Progress on integration of the Clearasil brand is ahead of schedule.

Core analgesics performance:

* Sales in core analgesics brands increased 17.4%.
* Launches included Nurofen Meltlets in the UK and Australia, Nurofen Gel in Spain and Nurofen Caplets in the Netherlands.
* Record market shares have been achieved in 12 markets.

Core cough and cold performance:

* Sales of cough and cold brands grew by 8.1% despite the low incidence of 'flu this winter in Europe.
* Strepsils is now the market leader in 21 countries. Product launches included Strepsils Cough in Philippines, Strepsils with anaesthetic in France and Strepsils into Argentina. Strepfen, an innovative non-antibiotic therapy for severe sore throats, gained approval for OTC sales in five more countries including Australia, bringing the total to seven.

Core skincare performance:

* Core skincare sales showed growth of 11.1% excluding Clearasil.
* Product launches included the Balneum range in Thailand, Aknemycin Plus in the UK and Balneum Intensive in Portugal.

Boots Wellbeing Services

* Sales £8.5m (2000 £1.9m)
* Operating losses £20.7m (2000 £13.2m)

Our range of personal Wellbeing Services now includes dentistry, chiropody, hearingcare, physiotherapy and osteopathy, and beauty services such as specialist skin care, makeovers, massages and manicures. The first Wellbeing Centre is due to open in Greenford in the autumn and will incorporate the breadth of services offered in the Health and Beauty Experience stores together with a fitness suite, swimming pool, sauna and spa. Capital investment in the centre will be approximately £5 million.

Boots Dentalcare

* We expanded from six to 30 practices. Capital expenditure was £15 million, and pre-opening revenue expenditure was £1.5 million.
* Performance continues to meet expectations. At March 2001 there were over 30,000 registered patients.
* The number of practices will rise to 48 by the end of next month with plans

for a further 20 by the end of the 2001/02 financial year.

Boots Footcare

The number of practices expanded to 25, and will rise to 41 by June. The majority of these are co-located with dentalcare. The capital expenditure in this expansion was £3.5 million, and pre-opening revenue expenditure was £0.3 million. Customer demand for the service is strong.

Boots Hearingcare

The first Hearingcare Centres opened at Birmingham and Manchester on 28th March. A further 45 will open in the next six months, with a total of 150 trading by March 2004. A total of £15.5 million will be invested to create the country's largest chain of hearingcare centres.

Health and Beauty Experience Stores

The performance of our first two centres is encouraging and consumer demand is high. We have now opened in Reading, Manchester and Leeds. These stores opened in the first quarter of 2001/02. The capital expenditure in these three centres at £3.3 million was lower than the pilot stores, and pre-opening revenue expenditure was £1.5 million.

Boots Internet Ventures

* Sales £1.9m (2000 £0.6m)
* Operating losses £22.1m (2000 £6.9m)

We continue to develop new internet opportunities and a number of initiatives were launched in the year:

Digital Wellbeing

In March we launched The Wellbeing Network, an integrated digital TV channel and website devoted to health, beauty and broader wellbeing issues such as fitness and nutrition. It is a joint venture with Granada in which we have a 60% stake. Boots' share of the losses in the joint venture was £8.9 million.

bootsphoto.com

bootsphoto.com was launched in summer 2000. Total investment was £9.1 million. Operating losses were £6.5 million for the year.

Customer registrations are on plan with over one in ten of films processed by BTC being uploaded.

handbag.com

handbag.com is firmly established as the UK's leading website for women.

Halfords

* Sales +3.2% (like for like +5.0%)
* Superstore sales +6.6%
* Operating profit down 18.1% to £37.0m (2000 £45.2m). Underlying profit before strategic investments +6.9%
* A total of 57 stores now converted to new Arcade format with sales increases of 22%

52 stores were converted to the new Arcade format during the year, with a further 27 planned for completion by June 2001. The portfolio of superstores has expanded by 12 stores as high street presence continues to reduce.

Sales growth was achieved in most areas of the business.

* Cycle sales outperformed the market with sales up 4.6% and an increase in share driven by growth in sales of premium brands.

* Audio sales, led by CD systems and speakers, grew by over 20%.
* New performance and styling ranges led to a doubling of sales in this area.

The fall in profits reflects the investment in Arcade format stores. Garage profitability also deteriorated in a weakening market. Excluding significant one-off conversion costs underlying profits continued to rise.

Boots Contract Manufacturing
----

* Sales £326.9m +2.5% at comparable rates
* Operating profit before exceptional items +39.7% to £35.2m
* UK operating profit +41.1% to £32.6m
* Exceptional operating costs of £13.0m resulting in cost savings of £9m per annum

BCM's sales were affected by the strategic withdrawal from third party own label business, but profits grew strongly as a result of further improvements in supply chain management coupled with a major overhead cost reduction initiative.

* Supplies to BTC decreased by 3.8%.
* Sales to BHI increased by 5.4% with Nurofen up 8% and Strepsils up 14.3%.
* Business with third party brand owners grew strongly with sales up 33.4%.
* Sales by all overseas companies were strong, increasing by 11.3% (15.6% on a comparable basis).

Boots Properties
----

* Sales £89.7m, down 35.7%
* Rental receipts £89.7m compared to £94.4m last year
* Operating profit before exceptional items down 10.1% to £56.0m
* Exceptional operating costs of £5.6m resulting in cost savings of £6m per annum

These results are entirely in line with our strategy. Key features of the results were:

* Third party rents are down by 30.1% from £13.3 million to £9.3 million following the disposal of significant third party assets during the previous year.
* Rents from group companies fell slightly to £80.4 million as annual rent review increases have been offset by disposals.
* During the year 30 properties were sold with proceeds of £32.9 million, realising book profits of £5.8 million and historical cost profits of £9.1 million.

Following a strategic review, three separate property functions across the group have merged resulting in savings of £6 million next year and a more focused property operation.

It is anticipated that the majority of the remaining development and investment properties held within the portfolio will be sold in the coming year.

Business Performance

Business	Turnover			Operating Profit pre exceptional costs		
	£m	% growth	% like for like	£m	% growth	
BTC	3,992	0.3	(0.2)	526.1	7.0	£75m cost savings. £11.2m exceptional costs: leisure exit & head office Selling space +1.3% to

						642,000 sqm: 1,419 stores (last year 1,403) Overall net margin up 0.8pp to 13.2%
BRI	42	29.5	(5.3)	(43.9)	(32.6)	Sales: Thailand £24.1m; Netherlands £8.8m; Japan £6.2m; Taiwan 3.0m Like for like sales -5.3%: Thailand -6.2% 80 stores (69 last year); 17 stores in NL sold
BOL	196	0.2	0.4	4.0	(64.3)	Underlying sales growth 0.4% Underlying profit -32%: non-comparable costs £1.5m differentiation project, £1.2m LASIK Selling space unchanged at 46,900 sqm 298 stores (unchanged)
Halfords	509	3.2	5.0	37.0	(18.1)	Underlying profit +6.7% non-comparable £7.7m new format stores, £4m property costs, £2.4m strategic costs Selling space +5.5% to 258,444 sqm 537 stores/garages (last year 547); 57 in new arcade format
Properties	90	(35.7)	n/a	56.0	(10.1)	30 properties sold realising £32.9m, £4.4m from investment properties
BHI	362	10.7	6.2	49.2	105.0	Clearasil brand contribution since acquisiton £10m Core brand sales +23.2% (comparable exchange) Core brands 73.4% of sales Core analgesics 17.4% growth Core throat 8.1% growth Core skincare 42.2% growth
BCM	327	1.8	2.5	35.2	39.7	Sales to BHI +5.4% Sales to BTC -3.8% Sales to 3rd party brand owners +33.4% (total 3rd party -7.4%) Underlying profit +40.1% UK profit +41.1%
Group Strategic Initiatives						
Wellbeing Services	8	***	n/a	(20.7)	***	Dentalcare - 30 practices by 31 March 2001 Footcare - 25 practices by 31 March 2001 Hearingcare - 2 centres by 31 March 2001 Health & Beauty - 2 centres by 31 March 2001
Internet Ventures	2	***	n/a	(22.1)	***	handbag.com - traffic - 5m pages per month 367,000 monthly users (+31%)

wellbeing.com - launched - March 2001
10,000 products on offer
bootsphoto.com - launched summer 2000 - first sales, September 2000
March 2001 - 1 in 10 films processed by BTC uploaded

THE BOOTS COMPANY PLC
PRELIMINARY RESULTS

GROUP PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31st MARCH 2001

	Notes	Before exceptional items 2001 £m	Total 2001 £m	Before exceptional items 2000 £m	Total 2000 £m
Turnover: group and share of joint ventures	1		5,226.2		5,189.4
Less: share of joint ventures' turnover			(5.3)		(2.4)
Group turnover			5,220.9		5,187.0
Group operating profit		603.1	552.6	573.3	551.3
Share of operating loss of joint ventures		(23.1)	(23.1)	(8.4)	(8.4)
Total operating profit including joint ventures	2	580.0	529.5	564.9	542.9
Profit on disposal of fixed assets	3	-	3.2	-	12.9
Loss on disposal of businesses	3,10	-	(41.6)	-	-
Profit on ordinary activities before interest		580.0	491.1	564.9	555.8
Net interest	4	1.1	1.1	5.9	5.9
Profit on ordinary activities before taxation		581.1	492.2	570.8	561.7
Tax on profit on ordinary activities	5	(171.9)	(158.8)	(168.8)	(162.5)
Profit on ordinary activities after taxation		409.2	333.4	402.0	399.2
Equity minority interests		(0.2)	(0.2)	(0.2)	(0.2)
Profit attributable to shareholders		409.0	333.2	401.8	399.0
Dividends paid and proposed	6		(231.6)		(221.7)
Profit retained			101.6		177.3
Basic earnings per share	7	46.6p	37.9p	45.4p	45.0p
Diluted earnings per share	7	46.4p	37.8p	45.1p	44.8p
Dividends per share	6		26.3p		25.2p

Exceptional operating items are explained in note 3.

THE BOOTS COMPANY PLC
PRELIMINARY RESULTS

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
FOR THE YEAR ENDED 31st MARCH 2001

	2001 £m	2000 £m
Profit for the financial year attributable to shareholders	333.2	399.0
Deficit on revaluation of properties	(1.8)	(3.3)
Impairment losses on revalued assets	(0.1)	(1.1)
Currency translation differences on foreign currency net investments	6.1	(6.6)
Total recognised gains and losses for the year	337.4	388.0

NOTE ON HISTORICAL COST PROFITS AND LOSSES
FOR THE YEAR ENDED 31st MARCH 2001

	2001 £m	2000 £m
Reported profit on ordinary activities before taxation	492.2	561.7
Realisation of property revaluation surpluses	6.3	4.9
Differences between historical cost depreciation charge and actual charge for the year calculated on revalued amounts	2.9	0.5
Historical cost profit on ordinary activities before taxation	501.4	567.1
Historical cost profit retained	110.8	182.7

THE BOOTS COMPANY PLC
PRELIMINARY RESULTS

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
FOR THE YEAR ENDED 31st MARCH 2001

	2001 £m	2000 £m
Total recognised gains and losses for the year	337.4	388.0
Dividends	(231.6)	(221.7)
New share capital issued (net of expenses)	0.9	0.5
Repurchase of shares	-	(95.4)
Goodwill released on disposal of businesses	17.9	-
Net increase in shareholders' funds	124.6	71.4
Opening shareholders' funds	1,851.6	1,780.2
Closing shareholders' funds	1,976.2	1,851.6

THE BOOTS COMPANY PLC
PRELIMINARY RESULTS

GROUP BALANCE SHEET
31st MARCH 2001

	2001 £m	2000 £m

Fixed assets		
Intangible assets	304.6	62.3
Tangible assets	1,812.8	1,799.0
Investment in joint ventures	20.6	8.0
Other investments	120.1	133.2
	2,258.1	2,002.5
Current assets		
Stocks	646.7	689.5
Debtors falling due within one year	463.7	404.5
Debtors falling due after more than one year	34.1	4.0
Current asset investments and deposits	74.0	379.2
Cash at bank and in hand	74.0	43.0
	1,292.5	1,520.2
Creditors: Amounts falling due within one year	(1,082.0)	(1,153.2)
Net current assets	210.5	367.0
Total assets less current liabilities	2,468.6	2,369.5
Creditors: Amounts falling due after more than one year	(451.9)	(489.2)
Provisions for liabilities and charges	(39.8)	(26.8)
Net assets	1,976.9	1,853.5
Capital and reserves		
Called up share capital	224.9	224.8
Share premium account	253.3	252.5
Revaluation reserve	255.8	266.9
Capital redemption reserve	40.8	40.8
Profit and loss account	1,201.4	1,066.6
Equity shareholders' funds	1,976.2	1,851.6
Equity minority interests	0.6	0.5
Non-equity minority interests	0.1	1.4
	1,976.9	1,853.5

THE BOOTS COMPANY PLC
PRELIMINARY RESULTS

GROUP CASH FLOW STATEMENT
FOR THE YEAR ENDED 31st MARCH 2001

	Notes	2001 £m	2000 £m
Cash inflow from operating activities	8	664.4	753.7
Returns on investment and servicing of finance		(22.6)	(9.8)
Taxation		(167.4)	(154.4)
Purchase of fixed assets		(461.8)	(265.7)
Disposal of fixed assets		48.9	92.5
Purchase of own shares		-	(57.9)
Disposal of own shares		7.9	10.1
Acquisition of businesses	9	(26.5)	(0.3)
Disposal of businesses	10	(6.2)	(2.3)
Equity dividends paid		(224.0)	(216.3)
Cash (outflow)/inflow before use of liquid resources and financing		(187.3)	149.6
Management of liquid resources		305.2	(283.6)
Financing	8	(71.4)	172.8
Increase in cash		46.5	38.8

Cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand.

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
FOR THE YEAR ENDED 31st MARCH 2001

	Notes	2001 £m	2000 £m
Increase in cash		46.5	38.8
Cash (inflow)/outflow from change in liquid resources		(305.2)	283.6
Cash outflow/(inflow) from change in borrowings and lease financing	8	72.3	(267.7)
Movement in net debt resulting from cash flows		(186.4)	54.7
Loan notes issued as settlement for acquisition		(1.6)	-
Borrowings of business disposed		3.3	-
Finance lease additions		(7.3)	(4.1)
Increase in value of investment in 10.125% bond 2017		19.9	18.2
Currency and other non-cash adjustments		(0.5)	(11.6)
Movement in net debt during the year		(172.6)	57.2
Opening net debt		(237.6)	(294.8)
Closing net debt		(410.2)	(237.6)

Net debt comprises cash, liquid resources, finance leases and all other borrowings.

MORE TO FOLLOW

EXHIBIT 2


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Company	Boots Co PLC
TIDM	BOOT
Headline	Final Results - Part 2
Released	07:02 31 May 2001
Number	4338E

RNS Number:4338E
Boots Co PLC
31 May 2001

PART 2

NOTES ON RESULTS

1. Turnover by business segment

	Notes	Total 2001 £m	External 2001 £m	Total 2000 £m	External 2000 £m
Continuing operations:					
Boots The Chemists		3,991.5	3,991.5	3,978.8	3,978.8
Boots Retail International					
- group		37.4	37.4	30.2	30.2
- share of joint venture		4.7	4.7	2.3	2.3
Boots Opticians		196.1	196.1	195.7	195.7
Halfords		508.5	508.1	492.6	492.0
Boots Properties	a	89.7	9.3	139.5	58.4
Boots Healthcare International		362.0	341.5	327.1	307.1
Boots Contract Manufacturing		326.9	127.2	321.1	122.4
Group Strategic Initiatives					
- Internet ventures					
- Digital Wellbeing - share of joint venture		0.1	0.1	-	-
- handbag.com - share of joint venture		0.5	0.5	0.1	0.1
- other, including bootsphoto.com		1.3	1.3	0.5	0.5
- Wellbeing Services		8.5	8.5	1.9	1.9
		5,527.2	5,226.2	5,489.8	5,189.4
Inter-segmental	b	(301.0)	-	(300.4)	-
		5,226.2	5,226.2	5,189.4	5,189.4

a) Boots Properties' turnover includes development income of £0.6m (2000 £45.9m)

b) Turnover of the business segments includes inter-segmental sales as follows:

	2001	2000
Halfords	0.4	0.6
Boots Properties	80.4	81.1
Boots Healthcare International	20.5	20.0
Boots Contract Manufacturing	199.7	198.7
	301.0	300.4

2. Operating profit by business segment

	Notes	Before operating exceptional items 2001 £m	Total 2001 £m	Before operating exceptional items 2000 £m	Total 2000 £m
Continuing operations:					
Boots The Chemists		526.1	514.9	491.6	469.6
Boots Retail International					
- group		(33.4)	(36.2)	(27.6)	(27.6)
- share of joint venture		(10.5)	(10.5)	(5.5)	(5.5)
Boots Opticians		4.0	4.0	11.2	11.2
Halfords		37.0	37.0	45.2	45.2
Boots Properties	a	56.0	50.4	62.3	62.3
Boots Healthcare International		49.2	34.2	24.0	24.0
Boots Contract Manufacturing		35.2	22.2	25.2	25.2
Group Strategic Initiatives	b				
- Internet Ventures					
- Digital Wellbeing - share of joint venture		(8.9)	(8.9)	-	-
- handbag.com - share of joint venture		(3.7)	(3.7)	(2.9)	(2.9)
- other, including bootsphoto.com		(9.5)	(9.5)	(4.0)	(4.0)
- Wellbeing Services		(20.7)	(20.7)	(13.2)	(13.2)
Group costs		(40.8)	(43.7)	(41.4)	(41.4)
Total operating profit including joint ventures		580.0	529.5	564.9	542.9

a) Boots Properties' results include development profit of £0.6m (2000 £2.5m).
b) Group Strategic Initiatives represent the development of new business streams that are not contained within any current businesses.
c) The transfer of lapsed shares in the QUEST to the Boots all employee share ownership plan (AESOP) resulted in a write down of the transferred shares by £0.8m and this has been charged to group costs. The shares held in the AESOP are being written down over the 3 years that they are being held in trust on behalf of employees, and £0.3m, representing one month's cost, has been charged against the businesses.

Exceptional operating items are explained in note 3.

3. Exceptional items

	2001 £m	2000 £m
Exceptional operating items	(50.5)	(22.0)
Profit on disposal of fixed assets	3.2	12.9
Loss on disposal of businesses (see note 10)	(41.6)	-
Total exceptional items before taxation	(88.9)	(9.1)
Attributable tax credit	13.1	6.3
	(75.8)	(2.8)

Exceptional operating items reflect the costs incurred so far in the business transformation process following a review of strategic direction. The costs fall across several business segments totalling £45.3m, and include £25.1m of redundancy costs from cost reduction programmes and £9.1m of asset write offs.

In addition Boots Healthcare International incurred costs of £5.2m integrating Clearasil into its existing operations.

4. Net interest

	2001 £m	2000 £m
Interest payable and similar charges	(39.0)	(29.7)
Interest receivable and similar income	20.2	17.4
Increase in value of investment in 10.125% bond 2017	19.9	18.2
	1.1	5.9

5. Taxation

	2001 £m	2000 £m
The charge on the profit for the year consists of:		
UK tax	154.8	155.8
Overseas tax	6.3	7.5
	161.1	163.3
Share of tax credit of joint ventures	(2.3)	(0.8)
	158.8	162.5

A tax credit totalling £13.1m (2000 credit £6.3m) attributable to the exceptional items shown in note 3 is included above. The tax charge for the year has been reduced by some £11m as a result of satisfactory resolution of matters challenged by the Inland Revenue in prior years.

6. Dividends

The directors have proposed a final dividend of 18.5p per share which amounts to approximately £163.0m. If approved the total dividends for the year will be 26.3p per share (2000 25.2p per share). The final dividend will be paid on 17th August 2001 to shareholders registered on 15th June 2001. Most shareholders (excluding those in Canada and the USA) will have the opportunity to reinvest their cash dividend in existing shares bought on the London Stock Exchange through a dividend reinvestment plan. The company's registrars must receive all applications to join that plan or amend existing instructions under it by 17.00 hours on 27th July 2001.

7. Earnings per share

	2001	2000
Basic earnings per share before exceptional items	46.6p	45.4p
Effect of exceptional items	(8.7)p	(0.4)p
Basic earnings per share	37.9p	45.0p
Diluted earnings per share before exceptional items	46.4p	45.1p
Effect of exceptional items	(8.6)p	(0.3)p
Diluted earnings per share	37.8p	44.8p

	2001 £m	2000 £m
The calculation of basic and diluted earnings per share is based on:		
Earnings for adjusted basic and diluted earnings per		

share calculation	409.0	401.8
Exceptional items	(75.8)	(2.8)
Earnings for basic and diluted earnings per share calculation	333.2	399.0

	2001 million	2000 million
Weighted average number of shares used in basic earnings per share calculation	878.2	885.7
Dilutive effect of options	2.7	5.0
Weighted average number of shares used in diluted earnings per share calculation	880.9	890.7

The weighted average number of shares used in basic earnings per share calculation excludes shares held by The Boots ESOP Trust and the QUEST.

The dilutive effect relates to options under an employee savings related scheme and an executive option scheme.

Basic and diluted earnings per share before exceptional items are disclosed to reflect the underlying performance of the group.

8. Notes to the Group Cash Flow Statement

	2001 £m	2000 £m
(i) Reconciliation of operating profit to operating cash flows		
Group operating profit before exceptional items	603.1	573.3
Depreciation and amortisation of fixed assets	159.9	154.4
Permanent diminution - QUEST	0.8	9.8
Loss on disposal of fixed assets	7.0	9.6
(Increase)/decrease in working capital	(72.9)	26.9
Other non-cash movements	(4.3)	(1.0)
Net cash inflow before expenditure relating to exceptional items	693.6	773.0
Exceptional operating cash flows	(29.2)	(19.3)
Cash inflow from operating activities	664.4	753.7
(ii) Exceptional operating cash flows		
Cash flows relating to prior year disposals/ acquisitions	(1.1)	(2.0)
Restructuring and integration costs paid	(28.1)	(17.3)
	(29.2)	(19.3)
(iii) Financing		
Capital element of finance lease rental agreements	(9.2)	(6.9)
5.5% eurobond 2009	-	300.0
Decrease in other borrowings	(63.1)	(25.4)
Cash (outflow)/inflow from change in borrowings and lease financing	(72.3)	267.7
Issue of ordinary share capital	0.9	0.5
Repurchase of shares	-	(95.4)
	(71.4)	172.8

9. Acquisition of businesses

	2001 £m	2000 £m
Consideration including acquisition costs	4.7	3.4
Fair value of net assets acquired	-	(0.1)
Goodwill purchased	4.7	3.3
Net cash (outflow)/inflow:		
Cash consideration paid	(2.9)	(3.4)
Cash balances acquired with businesses	-	0.1
Instalment received on loan made to W H Smith	10.0	10.0
Investment in joint ventures	(33.6)	(8.3)
Investment by minority interests in subsidiary undertaking	-	1.3
	(26.5)	(0.3)

All businesses purchased have been accounted for using the acquisition method of accounting. None of these were individually significant and are therefore not shown separately.

During the year the company acquired one of the UK's leading dental laboratories, Portland Ceramics Limited, for a consideration (through issue of unsecured loan notes) of £1.6m and Boots The Chemists acquired a number of pharmacy businesses. There were no significant fair value adjustments in respect of any of these acquisitions.

Goodwill relating to acquisitions in the year is being amortised over 20 years.

10. Disposal of businesses

	2001 £m	2000 £m
Consideration	1.6	-
Net assets disposed of	(19.9)	-
Related goodwill	(17.9)	-
Disposal and other termination costs	(5.4)	-
Loss on disposal of businesses	(41.6)	-
Net cash inflow/(outflow):		
Disposal of businesses	(0.2)	-
Deferred consideration in respect of prior year disposals	-	(2.3)
Overdrafts sold with businesses	0.3	-
Costs of disposals paid	(5.2)	-
Disposal of investment by minority interest in subsidiary undertaking	(1.1)	-
	(6.2)	(2.3)

The principal disposals in the year were:

On 15th August 2000, the company signed an agreement to transfer on 6th November 2000 the property leases, stocks, assets and employees of Boots Stores Nederland B.V. Dutch retail operation to Etos, part of Royal Ahold, the Netherlands largest retail group. Boots paid Etos £1.0m (DFl 3.5m) in respect of certain obligations. The loss on disposal was £20.3m.

On 2nd February 2001, Boots Healthcare International sold Marco Viti to

Italian pharmaceuticals company, Zeta, for a consideration of £2.1m. The deal included the transfer of 27 employees along with the net assets of the business. The loss on disposal was £0.1m.

On 26th April 2001, the company completed the sale of Roval, a private label manufacturing business in France and Spain, to the existing Roval management team for a consideration of £0.5m. The sale was substantially completed by 31st March 2001 and this date has been used for accounting purposes. The loss on disposal was £21.0m.

11. Pensions

Cash contributions for the year amounted to £52m and pension costs charged against operating profit were £5m.

We welcome the publication of FRS 17, the new accounting standard for pensions, which introduces valuable consistency and transparency into a complex area of financial reporting.

FRS 17 gives a present value of pension liabilities by discounting pension commitments, including salary growth, at an AA bond yield. The FRS 17 value of liabilities at year end is £2.05bn and the market value of assets is £2.3bn, giving a pension scheme surplus of £250m.

The service or operating cost for the full year under FRS 17 would have been about 14% of pensionable salaries, or about £70m. The cost after net investment returns would be about 10% of pensionable salaries, or about £50m, similar to the level of cash contributions made during the year.

New members of the pension scheme now join a Defined Contribution scheme for five years, before having the opportunity to join the Defined Benefit scheme. Over the next five years this will reduce the service cost to about 12%.

12. Other information

The preliminary figures for the financial year ended 31st March 2001 together with the corresponding amounts for 2000 are not the statutory accounts of the company for these financial years. Statutory accounts for the previous year have been delivered to the Registrar of Companies, whereas those for the financial year ended 31st March 2001 will be delivered to the Registrar of Companies following the next annual general meeting. The auditors have reported on the statutory accounts for both financial years; these reports were unqualified and did not contain a statement under section 237 of the Companies Act 1985.

The full report and accounts on which the auditors have issued an unqualified report or the summary financial statement will be posted to shareholders by 19th June 2001. Copies will be available from The Secretary, The Boots Company PLC, Nottingham, NG2 3AA.

The annual general meeting will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London at 11.00 hours on Thursday 26th July 2001.

The slide presentation and script for The Boots Company Annual Results Presentation will be available on the Financial Performance page at 'www.boots-plc.com' from 10.00 hours GMT on Thursday 31st May 2001. The presentation to analysts will be broadcast from 15.00 hours GMT on the same day.

Issued by The Boots Company PLC

Contact: Peter Baguley
(Director of Investor Relations)

Alastair Eperon
(Director of Group Corporate Affairs)

Direct line: 0207 547 2244 until 13.00 hours GMT on Thursday 31st May 2001
0115 968 7171 after 13.00 hours GMT on Thursday 31st May 2001

Notes to Broadcast Editors

New Beta background pictures have been sent to you under separate cover. If you have not received a copy please contact Newscast on 020 7608 0234.

Notes to Picture Editors

Photographs of Boots Chief Executive, Steve Russell, are available at 'www.newscast.co.uk'

END




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Company	Boots Co PLC
TIDM	BOOT
Headline	Dividend
Released	07:12 31 May 2001
Number	4437E

RNS Number:4437E
Boots Co PLC
31 May 2001

FINAL DIVIDEND
SECURITY TITLE
*Ord Shs

MNEMONIC CODE	*BOOT
SEDOL CODE	*111-441
DIVIDEND AMOUNT	*18.5p
TOTAL	*26.3p
PERIOD	*Year ended 31-03-01
PROVISIONAL EX DATE	*13-06-01
RECORD DATE	*15-06-01
PAYMENT DATE	*17-08-01

NOTES *DRIP option available.

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EXHIBIT 4


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Company	Boots Co PLC
TIDM	BOOT
Headline	Dividend
Released	17:49 12 Jun 2001
Number	1466F

RNS Number:1466F
Boots Co PLC
12 June 2001

FINAL DIVIDEND
SECURITY TITLE
*ADR (2:1)

MNEMONIC CODE	*74IR
SEDOL CODE	*2-110-792
DIVIDEND AMOUNT	*Info N/a
PERIOD	*Year ended 31-03-01
PROVISIONAL EX DATE	*13-06-01
RECORD DATE	*15-06-01
PAYMENT DATE	*04-09-01
NOTES *	

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EXHIBIT 5


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02 DEC 23 AM 9:31


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Company	Boots Co PLC
TIDM	BOOT
Headline	Disposal
Released	14:15 3 Jul 2001
Number	2991G

RNS Number:2991G
Boots Co PLC
3 July 2001

£1= Ff.10.9

Boots sells skincare brands to Beiersdorf

The Boots Company has sold its skincare brands Onagrine and Nobacter to Beiersdorf for FF217.5m (£20m) in cash.

Boots acquired the brands during the 1990s on behalf of its over the counter medicines business, Boots Healthcare International (BHI), whose strategy was to achieve critical mass in the French skincare market. BHI's core skincare business is now focused on dermatitis and acne. This strategy was underlined by the acquisition last October of the Clearasil brand from Procter & Gamble for £233 million.

Onagrine and Nobacter products will continue to be manufactured at the Boots factory in Chace, France, for which the company is currently seeking a separate buyer.

Twenty-seven staff involved in product development, sales and marketing of the brands will transfer to Beiersdorf.

Note to Editors

1. The total loss on disposal is £9 million which, in accordance with accounting requirements, will be shown as an exceptional loss in the profit and loss account of The Boots Company.

2. BHI will continue to participate in the treatment of dermatitis and acne through its market leading brands Lutsine and Xeramance in France and Southern Europe.

For further information contact:

Investor Relations
Joe Leadley
Tel: + 44 (0) 115 968 7171

Media Relations
Francis Thomas
Tel: + 44 (0) 115 968 7029

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EXHIBIT 6





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Company	Boots Co PLC
TIDM	BOOT
Headline	Re Joint Venture
Released	07:00 13 Jul 2001
Number	8555G

RNS Number:8555G
Boots Co PLC
13 July 2001

Boots to end joint venture in Japan

The Boots Company and the Mitsubishi Corporation have agreed to bring to an end their joint venture retail trials in Japan based on Boots UK Health and Beauty format. The trial stores will close and the joint venture will be dissolved. The two companies will pursue separate strategies in this market.

Boots has been reviewing its international business model with the aim of developing a more flexible, less capital intensive approach, based on a simpler, more Boots Brand focussed offer in smaller units. The siting of these units in existing retail space delivers the advantages of established footfall, lower investment costs and sales-based rent.

William Cotton, managing director Boots Retail International, said: "Working with Mitsubishi Corporation, we have learned a great deal about the scope for our international offer. Early results from our new business model in other countries are encouraging and we will continue to explore a range of options."

Notes to Editors:

1. Boots MC (BMC) was formed in 1998. Equity is shared 51% for The Boots Company, 49% for Mitsubishi Corporation.

2. Three free-standing Boots Health and Beauty stores are trading in Tokyo. A further store opened in Yokohama in September 2000 within the Mitsukoshi department store.

3. BMC reported sales of £10.5 million in full year 2000/01.

4. Trading losses for the year to date amount to less than £3 million. This compares with a trading loss of about £12 million for the last financial year. Exceptional costs of closure are estimated to be about £10 million.

5. Recent Boots international developments have included:

   Netherlands - Boots Brand distribution deal with Etos. Boots Brand ranges are currently in 180 Etos stores.

   Italy - A Boots Brand implant trial in

four Esselunga supermarkets.

Thailand - Retailoring of the customer offer in a number of Boots Health and Beauty stores to reflect the new strategy.

- Agreement to trial Boots Brand implants in Tops supermarkets.

Taiwan - Eight units opened of which five are Boots Brand implants in other retailers' space.

- Agreement to trial Boots Brand implants in Watson's Drug Stores.

For further information contact :

Media:

Martin Wakeling,
The Boots Company PLC.
Tel: +44 (0) 115 968 7032

Investor Relations:

Peter Baguley,
The Boots Company PLC.
Tel: +44 (0) 115 968 7171

END

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EXHIBIT 7



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Company	Boots Co PLC
TIDM	BOOT
Headline	Disposal
Released	08:29 25 Jul 2001
Number	4495H

RNS Number:4495H
Boots Co PLC
25 July 2001

Boots Sells Halfords Garage Servicing Business to AA

The Boots Company announces the sale of the garage servicing arm of its wholly owned subsidiary, Halfords, to the Automobile Association, a wholly owned subsidiary of Centrica, for £5.75 million in cash.

The AA is buying Halfords 129 garage service centres - the UK's largest full service garage chain. As a consequence some 1,200 people will transfer from Halfords to the AA.

Halfords 410 retail outlets are not affected by the deal. A new trading format has been introduced into 76 Halfords superstores. This is generating a significant uplift in sales.

Boots deputy chief executive and finance director, David Thompson, said, "This is a good deal for customers, staff and shareholders. The AA's expertise in motoring services and membership base will provide new opportunities to grow the garage business. Halfords will now be able to concentrate fully on its retail business and the further rollout of its successful new superstore format. We look forward to working closely with the AA, ensuring a smooth transfer of the garage business as a prelude to a good relationship for the future. "

Roger Wood, Centrica's executive director responsible for AA Road Services, said: "We are extremely pleased to acquire Halfords garages. Halfords has established a strong position in this market and the AA will build on that reputation under its own brand so as to offer high quality service to members and motorists generally."

Notes to Editors

1. Halfords retail business remains a wholly owned subsidiary of The Boots Company.

2. The AA is a wholly owned subsidiary of the services company Centrica.

3. Halfords Arcade stores have experienced sales uplifts of over 20%. Total investment in the Arcade stores to date is £47 million. (£35.3 million capital, £11.7 milion revenue).

4. The AA will take over responsibility for all Halfords fleet servicing contracts, including Daewoo.

5. In the financial year ending 31 March 2001 Halfords made an operating profit of £37 million on a turnover of £509 million. The garage servicing business recorded an operating loss of around £3m on turnover of some £50m.

6. The deal includes a rent free period of approximately three months.

For further information contact:

Media

Francis Thomas
The Boots Company PLC
Tel: + 44 (0) 115 968 7029
Mobile: + 44 (0) 7836 660 700

Investor Relations

Peter Baguley
The Boots Company PLC
Tel: + 44 (0) 115 968 7171

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Company	Boots Co PLC
TIDM	BOOT
Headline	First Quarter Sales
Released	07:00 26 Jul 2001
Number	5221H

RNS Number:5221H
Boots Co PLC
26 July 2001

FIRST QUARTER SALES

Sales increases/(decreases) for the first quarter to June 2001 compared with the first quarter to June 2000 were:

	Total %	Like for Like %*
Overall Retail Sales	3.9	2.7
Boots The Chemists		
- total	3.1	2.5
- health & beauty	6.0	4.6
Halfords	11.9	7.6**
Boots Opticians	(1.7)	(1.7)
Boots Retail International	11.6	7.9
		Comparable***
Non Retail Sales		
Boots Healthcare International	15.8	(7.7)

* Sales increases on the basis of comparable stores.
** Sales increase excluding Arcade format stores.
*** Sales increases / (decreases) after taking account of acquisitions, disposals and at constant foreign exchange rates.

Commenting, Chairman John McGrath said:

"Performance for the year to date is encouraging with total retail sales increasing by nearly 4%. The outlook for the year is in line with the comments made at the annual results.

Our future direction is now clear, with the focus on growing our core UK business, strengthening internationally, and creating a more agile, cost efficient organisation.

Recent announcements illustrate some of the progress we are making. In the UK, our in-store trial with Sainsbury has the potential to accelerate our reach to customers shopping out of town. In Japan, we have stemmed the losses from the existing retail partnership with Mitsubishi, enabling us to seek alternative routes to customers for our Boots brands in that major market. And we have successfully disposed of the loss-making garage servicing business in Halfords.

We have increased the pace of change and I am pleased with the results so far".

The main features in the quarter were:

In Boots The Chemists total sales increased by 3.1% (2.5% on a like for like basis), with health and beauty sales growing

strongly by 6.0% (4.6% on a like for like basis).
In the majority of health and beauty product areas we have continued to hold or gain market share. Sales of personal care products increased by 6.1% (5.1% on a like for like basis). Cosmetic and fragrance sales grew by around 10%. OTC and vitamin sales were up by nearly 5% with volumes benefiting from the initial effects of the abolition of RPM on 15th May.

Sales in other core areas (Baby, Food and Photo) fell 2.9% on a like for like basis, primarily due to a reduction in retail space allocated to Baby and a fall in the Photo market. The latter has seen a recovery in recent weeks. Sales of leisure merchandise fell by a third year on year reflecting the continued exit from this category. This affected just over 1% of total sales in the quarter.

Trading performance at Halfords was strong with total sales up 11.9%; like for like sales, excluding the 76 new Arcade format stores, increased by 7.6%. The first phase of Arcade format store conversions continued to perform well, generating average sales increases in excess of 20%. The sale of Halfords' garage servicing arm to the AA for £5.75 million was announced yesterday.

In Boots Retail International, sales increased by 7.9% on a like for like basis. In Thailand, total sales increased by 15% (or 3% on a like for like basis), driven by greater price competitiveness and more effective promotions. The Taiwan stores continued to perform in line with our expectations. Sales of Boots brands through Etos stores in Holland are growing well and they are now in 180 stores.

First quarter total sales at Boots Healthcare International, including Clearasil, were up 15.8%. The decline in like for like sales reflects a planned reduction in advertising support for non-core products, the timing of product launches and high levels of trade stocks due to forward buying. We fully expect the business to maintain its established growth trend for the year as a whole.

The cost reduction programme is on track to deliver the savings outlined at our annual results presentation on 31st May.

For further information, please contact:

Peter Baguley or Francis Thomas
Director of Investor Relations Head of Financial Media Relations

Tel: 0207 798 4440

The Queen Elizabeth II Conference Centre
After 1.00 pm on 26th July and thereafter:

Peter Baguley or Francis Thomas
Director of Investor Relations Head of Financial Media Relations
Tel: 0115 968 7100 Tel: 0115 968 7100
Mobile: 07836 660 700

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directorate
Released	08:50 2 Aug 2001
Number	9034H

Joseph John Henderson Watson retired from the Board of The Boots Company PLC with effect from 31st July 2001.

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EXHIBIT 10

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Company	Boots Co PLC
TIDM	BOOT
Headline	Appointment
Released	15:00 10 Sep 2001
Number	7369J

RNS Number:7369J
Boots Co PLC
10 September 2001

Boots Appoints Non-Executive Director

Jan Bennink has been appointed a non-executive director of The Boots Company PLC.

Jan Bennink (44) is an executive vice president with the foods group Danone based in Paris. Previous experience includes six years with Procter and Gamble, in his native Holland and the United States, and six years with Benckiser in Italy and Germany. He joined Danone in 1995 as managing director & senior vice president, dairy products Europe. He was appointed president of the dairy products division in 1998.

John McGrath, chairman of The Boots Company said "Jan has an exceptional understanding of brand development in global consumer markets. He has also led a major transformation programme. His experience will be invaluable to us as we pursue our strategic ambitions in the UK and overseas".

As a result of this appointment The Boots Company board of twelve will include seven non-executive directors.

For further information please contact:

Alastair Eperon
Director of Group Corporate Affairs
The Boots Company PLC
Group Headquarters
Nottingham
NG90 4HQ

Tel: 0115 968 7023

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EXHIBIT 11



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Company	Boots Co PLC
TIDM	BOOT
Headline	Pre-close Statement
Released	07:00 26 Sep 2001
Number	6254K

RNS Number:6254K
Boots Co PLC
26 September 2001

THE BOOTS COMPANY PLC
Pre-close Statement

The Boots Company PLC will announce its half-year results on 8th November 2001, and will be speaking with analysts this week ahead of the closed period.

The profit outlook for the year to March 2002 remains in line with management expectations at the start of the year.

Good progress continues to be made in implementing the range of initiatives to deliver our strategy.

Following a strong first quarter, overall sales performance in Boots The Chemists in the second quarter has been mixed. Growth in health & beauty sales has been offset by the continued exit from leisure merchandise and weak sales in the baby and photographic categories. Overall, like for like sales in Boots The Chemists in the first half are likely to show a small increase. Gross margins increased further as anticipated.

Like for like sales in Boots Healthcare International showed some recovery from the first quarter performance, although the abolition of Resale Price Maintenance has caused a delay in sales into the UK trade. We expect to achieve these sales with the onset of the autumn and winter seasons.

The group-wide cost reduction programme remains on track to deliver annualised £250m savings by the year end.

In May, the company signalled that following the reorganisation to create a more integrated business, it would in the future use a new segmental analysis to present its financial results. The restated figures for the last two financial years (full year and half year) can be found at www.boots-plc.com, the company's website. Only this new format will be used for the half-year financial presentation on the 8th November.

For further information, please contact:

Peter Baguley
Director of Investor Relations
The Boots Company PLC
Tel: 0115 968 7171

Francis Thomas
Head of Financial Media Relations
The Boots Company PLC
Tel: 0115 968 7029
Mobile: 07836 660 700

26th September 2001

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EXHIBIT 12



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Company	Boots Co PLC
TIDM	BOOT
Headline	Interim Results
Released	07:00 8 Nov 2001
Number	7993M

RNS Number:7993M
Boots Co PLC
8 November 2001

8th November 2001

NEWS RELEASE

HALF YEAR RESULTS TO 30th SEPTEMBER 2001

Summary of Group Performance

* Turnover increased by 2.0% to £2,553.7m. Key sales figures were:
  * Boots UK and Ireland sales up 1.2% (0.5% like for like) with Boots The Chemists sales up 1.0% (0.5% like for like)
  * Health and Beauty sales up 3.9% (2.5% like for like)
  * Boots Retail International sales up 8.5% (3.2% like for like excluding Japan)
  * Boots Healthcare International sales up 19.6% (down 3.0% on a comparable basis)
  * Halfords sales up 6.9% (3.8% like for like)
* Operating profit before exceptional items increased by 5.9% to £284.2m.
* Exceptional costs of £38.8m were incurred in the period.
* Group profit before tax increased by 7.8% to £248.9m.
* Basic earnings per share before exceptionals increased by 8.6% to 22.8p.
* The interim dividend will be 8.1p per share (2000 7.8p), an increase of 3.8%.
* The total shareholder return for the five years to 30th September was 34.4%.
* Strong management of the cost base is releasing funds to support growth plans and we are on target to achieve annualised cost savings of £250m by the financial year end.

Commenting on the half year, Chief Executive Steve Russell said:

'During the first half of the year group profit before tax and exceptionals increased by 6%. Health and Beauty sales grew by almost 4% and we have increased our overall market share in the all important Health and Beauty product markets.

We have increased our gross margins in Boots The Chemists despite there being no price inflation in sales. Conversely there has been inflation in store costs such as rent and pay rates. These have been contained by our cost reduction programme which is on track.

To drive higher growth in the business we have undertaken a series of initiatives in line with the plans announced for the business in May. We are trialling two new store formats in 23 UK locations. Six Boots implants at Sainsbury's stores will be open by the end of this month. Unsuccessful initiatives in Japan and bootsphoto.com have been closed and we continue to exit from leisure product categories.

We are working hard to develop a profitable and integrated wellbeing services offer. By the end of September we had opened five Health and Beauty Experience stores and 49 dental practices. Performance has improved at Boots Opticians. In September, we opened our first Wellbeing Centre in Greenford with over 2,000 members.

We launched three Pure Beauty stores, a concept focussing on premium cosmetics, fragrance and skincare.

Our international retail business is making good progress and we reduced operating losses substantially during the half year. We are developing new formats and partnerships in Thailand, Taiwan, Italy and the Netherlands.

In Boots Healthcare International, sales are up 20% and the integration of Clearasil has gone well. Sales in the UK were held back following the ending of Resale Price Maintenance but sell-through rates have been good and market shares in all core categories have increased.

We have achieved a great deal in the last six months. As we transform the business for future growth we are demonstrating our ability to absorb the costs of trial and error this incurs. Despite uncertainties in the current economic climate, we remain confident that expectations for the year will be met.'

Summary of Business Performance

For the half year ended 30th September 2001

	Turnover			Profit before exceptional items	
	£m	% growth	% like for like	£m	% growth
Boots The Chemists	1,920.0	1.0	0.5	289.8	6.5
bootsphoto.com	0.1	***	***	(7.0)	***
Boots Wellbeing Services (i)	106.8	5.4	(0.2)	(15.9)	***
Digital Wellbeing	0.3	***	***	(9.6)	***
Boots UK and Ireland	2,027.2	1.2	0.5	257.3	(1.2)
Boots Retail International	21.6	8.5	3.2	(12.4)	36.1
Boots Retail	2,048.8	1.3	0.5	244.9	1.6
Boots Healthcare International	195.7	19.6	(3.0)	36.4	20.1
Halfords	272.1	6.9	3.8	22.2	24.0
Group and Other (ii)	37.1	(39.6)	***	(19.3)	7.7

Group turnover/ operating profit	2,553.7	2.0	0.6	284.2	5.9
Interest				3.5	16.7
Group profit before tax before exceptionals				287.7	6.0

Notes

(i) Includes Boots Opticians	96.9	(1.1)	(1.0)	2.8	***
(ii) Includes handbag.com	0.3	50.0	***	(1.1)	42.1

Business Performance

Boots Retail

Boots The Chemists

* Sales up by 1.0% to £1,920.0m. Operating profit before exceptionals up 6.5% to £289.8m.

* Health and Beauty categories saw sales growth of 3.9% (2.5% on a like for like basis).

* Health and Beauty market share increased by 0.2 percentage points year on year.

* Continued rise in gross margin of 0.3 percentage points.

* As a result of a successful planned promotional programme the impact of the abolition of Resale Price Maintenance will probably be a little less than the £15m for the group we previously indicated.

* Power brand product launches in the first half included Botanics Cosmetics, DeTox and Time Delay.

* Photo sales were weak in a depressed market but share was maintained. In a highly competitive market the baby category lost market share but cash margins increased. Both remain a key part of the customer offer and urgent action is being taken to address the level of sales performance.

* The withdrawal from non-core leisure merchandise continues. This reduced total sales by 1.6% in the period.

* Exceptional operating costs of £6.0m were incurred on the strategic cost reduction programme and the continuing withdrawal from leisure merchandise.

* The new formats announced in May have been introduced to 19 stores in the Reading, Oxford and Swindon areas plus four stores in Yorkshire. These are designed to create a more attractive customer offer and generate merchandise and supply chain efficiencies.

* Six Boots implants in out-of-town Sainsbury's superstores will be trading by 30th November. Offering pharmacy and a wide range of health and beauty products, these enable Boots to reach out-of-town shoppers quickly and cost effectively.

* Three Pure Beauty stores are now open offering premium skincare and cosmetics ranges in a new and exciting environment.

bootsphoto.com

* Demand for photo storage and revenue from related online services was substantially lower than forecast and we have discontinued this business. Exceptional operating costs of £10.4m were incurred.

Wellbeing Services

* Sales up 5.4% to £106.8m. Operating loss of £15.9m.

* In stores offering the full range of wellbeing services, product transaction values are up 14%. Sales of dental products are up by 7% in Boots The Chemists' stores with a Dentalcare practice.

* Wellbeing Centre opened in Greenford in September with 2,000 members. It is a test bed for combining fitness with health and beauty services.

Opticians

* Sales down 1.1% to £96.9m; operating profit up 100% to £2.8m.

* New management team in place. Performance in the first half has improved.

* A further three LASIK laser eye surgery clinics opened in the first half, bringing the total to four. The clinics are performing above expectations and there is significant scope for extending the service. A further clinic opened in October.

Dentalcare

* Opened 19 practices to bring the total to 49. A further seven are planned by the year end.

Footcare

* Opened 17 practices to bring the total to 42. A further four are planned by the year end.

Health & Beauty Experience Stores

* Health & Beauty Experience stores offering a range of services opened in Leeds, Manchester and Reading, bringing the total to five. A further five are planned by the year end.

Hearingcare

* 23 stores trading at end of September 2001.

Digital Wellbeing (60% share of joint venture)

* Sales of £0.3m. Operating loss of £9.6m.

* wellbeing.com continues to attract users and grow revenues. Registered user numbers were 205,000 at the end of September and customer feedback is very positive.

Boots Retail International

* Sales up 8.5% to £21.6m. Operating losses reduced by 36% to £12.4m.

* The development of a new business model with core Boots ranges in branded implants in other retailers' stores is making encouraging progress.

* All stores in Japan ceased trading in August 2001. Exceptional costs of £8.5m, lower than initial estimate of £10m.

* Solid progress in Thailand with positive like for like sales due to improved price positioning and streamlining the customer offer. Boots brand implants have been opened in three TOPS supermarkets.

* In Taiwan, the performance of small stores sited to exploit other retailers footfall was encouraging. Boots brand implants have been opened in two Watsons drugstores.

* In the Netherlands, Boots representation in Etos stores increased from

84 to 142.

* A number of Boots brands are being trialled in four Esselunga supermarkets in Italy.

Boots Healthcare International

* Sales up 19.6% to £195.7m. Operating profit before exceptionals up 20.1% to £36.4m.

* Like for like sales growth (excluding Clearasil) of 0.9% in Q2 partially offset the negative Q1 performance.

* Q2 impacted by delays in sell-through to major UK customers; however sales returned to a more normal seasonal pattern in the last few weeks of the period. Consumer demand in the UK for brands such as Nurofen, Strepsils and E45 remains solid, with market shares increased.

* Internationally the business continued its consistent delivery recording total like for like sales growth of 7.1% in Q2.

* Integration of the Clearasil business has gone well. All sales, marketing and distribution activities have now transferred from Procter & Gamble. Distribution agreements have been agreed in the US, Germany, France and Japan. Significant brand investment, designed to improve market share following under investment in recent years, is planned for later this year and early 2002/03.

* The non-core skincare brands Onagrine and Nobacter were sold to Beiersdorf. The French factory was also sold to a local manufacturer. These disposals gave rise to an exceptional loss of £10.2m.

* Core brands continue to increase their share in most major markets.

* Total brand investment represented 27.3% of sales in the first half (2000 24.1%). Comparable brand investment excluding Clearasil, Onagrine and Nobacter increased from 24.3% to 25.4% of sales.

Halfords

* Overall sales increased by 6.9% to £272.1m.

* Operating profit increased by 24.0% to £22.2m. Underlying profit was up by 8.5%.

* Sales growth this half year for stores in their first year since conversion to Arcade format was 20.8%.

* Car enhancement sales increased by 20.5%, and audio and in-car sales by 31.8%. Cycle sales fell by 14.2% in a depressed market and in the absence of a strong promotional programme this year. Market shares in this category were maintained.

* Loss-making servicing business sold to the Automobile Association in August 2001, involving the sale of 129 Halfords garage service centres and the transfer of 1,200 people to the AA. The exceptional loss on disposal was £2.3m.

Group and Other

Shared Services

Manufacturing

* Manufacturing was successfully reconfigured with the sale of Roval and BHI's French factory. The remaining BHI factories in Germany and Thailand were integrated under BCM management.

* Further efficiency savings of £4m were generated in the half year.

Property

* Strategy of exiting from third-party investment properties continued with the sale of 26 high street multi-let properties for £24m.

* Partnership agreements signed with three main contractors and four professional service providers to reduce store development programme times and costs.

* Further efficiency savings of £2m were generated in the half year.

handbag.com

* The website has 400,000 monthly users and 42% awareness among women internet users (May 2001). Advertising sales are up 60% on the previous year, with growth constrained by difficulties in the market.

Group costs

* Underlying Group Headquarters costs fell by 21.1% to £16.6m.

* Expenditure on organisational change programmes and procurement initiatives more than doubled to £7.8m.

Cash management

Cost programme

* During the half year, annualised cost savings of £31m were secured, contributing towards the target of £250m at 31st March 2002. The programme remains on track.

Operating cash flow

* Operating cash flow reduced by 28.9% to £253.4m (largely due to the timing of receipts from an NHS debtor which will reverse in the second half). Closing net debt was £356.4m compared with £410.2m at the end of the last financial year.

Organisational change

The new organisation came into effect on 1st April with the introduction of Boots UK and Ireland. The programme to restructure towards a single organisation, of principally two businesses, is well advanced. Overall the number of senior managers has been reduced by 15% since March 1999.

Pensions

The Boots pension scheme has adopted an investment strategy to minimise investment risk. All the £2.3bn fund (equivalent to 41% of the company's market capitalisation at 30th September 2001) has been moved into AAA long-dated sterling bonds, which closely match the pension liabilities.

Matching pension assets and liabilities has reduced the risk of a material pension fund deficit which would have to be met by increased cash contributions from Boots. It has also fixed the company's long term pension contribution at about £50m per annum in real terms, significantly reduced the annual management costs and increased security for scheme members. Further details can be found in note 11.

THE BOOTS COMPANY PLC
INTERIM RESULTS

GROUP PROFIT AND LOSS ACCOUNT
FOR THE HALF YEAR ENDED 30TH SEPTEMBER 2001

	6 months to 30.9.01	Restated* 6 months to 30.9.00	Restated* 12 months to 31.3.01

	Notes	£m	£m	£m
Turnover: group and share of joint ventures	1	2,553.7	2,502.5	5,226.2
Less: share of joint ventures' turnover		(2.5)	(2.2)	(5.3)
Group turnover		2,551.2	2,500.3	5,220.9
Operating profit				
Operating profit from continuing operations		296.8	273.8	603.1
Exceptional operating items	3	(16.4)	(27.2)	(50.5)
Group operating profit		280.4	246.6	552.6
Share of operating loss of joint ventures		(12.6)	(5.5)	(23.1)
Total operating profit including joint ventures	2	267.8	241.1	529.5
(Loss)/profit on disposal of fixed assets	3	(1.4)	6.8	3.2
Loss on disposal of businesses	3,10	(16.6)	(20.0)	(41.6)
Share of loss on disposal of joint venture	3,10	(4.4)	-	-
Profit on ordinary activities before interest		245.4	227.9	491.1
Net interest	4	3.5	3.0	1.1
Profit on ordinary activities before taxation		248.9	230.9	492.2
Tax on profit on ordinary activities	5	(84.4)	(80.6)	(169.4)
Profit on ordinary activities after taxation		164.5	150.3	322.8
Equity minority interests		(0.1)	(0.1)	(0.2)
Profit attributable to shareholders		164.4	150.2	322.6
Dividends	6	(71.5)	(68.5)	(231.6)
Profit retained		92.9	81.7	91.0
Basic earnings per share before exceptional items	7	22.8p	21.0p	45.4p
Basic earnings per share	7	18.7p	17.1p	36.7p
Diluted earnings per share before exceptional items	7	22.7p	20.9p	45.2p
Diluted earnings per share	7	18.6p	17.1p	36.6p
Dividends per share	6	8.1p	7.8p	26.3p

* Restated on adoption of FRS 19 (see note 12)

THE BOOTS COMPANY PLC
INTERIM RESULTS

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
FOR THE HALF YEAR ENDED 30TH SEPTEMBER 2001

	6 months to 30.9.01 £m	Restated* 6 months to 30.9.00 £m	Restated* 12 months to 31.3.01 £m
Profit attributable to			

shareholders	164.4	150.2	322.6
Deficit on revaluation of properties	-	-	(1.8)
Impairment losses on revalued assets	-	-	(0.1)
Currency translation differences on foreign currency net investments	(1.6)	(1.1)	6.1
Total recognised gains and losses relating to the period	162.8	149.1	326.8
Prior year adjustment in respect of adoption of FRS 19	(98.0)		
Total recognised gains and losses	64.8		

NOTE ON HISTORICAL COST PROFITS AND LOSSES
FOR THE HALF YEAR ENDED 30TH SEPTEMBER 2001

	6 months to 30.9.01 £m	Restated* 6 months to 30.9.00 £m	Restated* 12 months to 31.3.01 £m
Reported profit on ordinary activities before taxation	248.9	230.9	492.2
Realisation of property revaluation (deficits)/surpluses	(0.9)	4.9	6.3
Depreciation adjustment	0.5	2.9	2.9
Historical cost profit on ordinary activities before taxation	248.5	238.7	501.4
Historical cost profit retained	92.5	89.5	100.2

* Restated on adoption of FRS 19 (see note 12)

THE BOOTS COMPANY PLC
INTERIM RESULTS

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
FOR THE HALF YEAR ENDED 30TH SEPTEMBER 2001

	6 months to 30.9.01 £m	Restated* 6 months to 30.9.00 £m	Restated* 12 months to 31.3.01 £m
Total recognised gains and losses relating to the period	162.8	149.1	326.8
Dividends	(71.5)	(68.5)	(231.6)
New share capital issued (net of expenses)	0.3	-	0.9
Goodwill released on disposal of businesses	22.4	-	17.9
Net increase in shareholders' funds	114.0	80.6	114.0
Opening shareholders' funds (restated)	1,878.2	1,764.2	1,764.2
Closing shareholders' funds	1,992.2	1,844.8	1,878.2

* Restated on adoption of FRS 19 (see note 12)

THE BOOTS COMPANY PLC
INTERIM RESULTS

GROUP BALANCE SHEET
30TH SEPTEMBER 2001

	Notes	At 30.9.01 £m	Restated* At 30.9.00 £m	Restated* At 31.3.01 £m
Fixed assets				
Intangible assets	8	299.2	61.1	304.6
Tangible assets		1,733.7	1,805.4	1,812.8
Investments		128.1	137.2	140.7
		2,161.0	2,003.7	2,258.1
Current assets				
Stocks		702.5	752.7	646.7
Debtors		551.7	340.1	497.8
Investments and deposits		227.1	447.7	74.0
Cash at bank and in hand		59.2	12.6	74.0
		1,540.5	1,553.1	1,292.5
Creditors: amounts falling due within one year		(1,095.9)	(1,105.9)	(1,082.0)
Net current assets		444.6	447.2	210.5
Total assets less current liabilities		2,605.6	2,450.9	2,468.6
Creditors: amounts falling due after more than one year		(469.4)	(482.9)	(451.9)
Provisions for liabilities and charges		(143.4)	(121.4)	(137.8)
Net assets		1,992.8	1,846.6	1,878.9
Capital and reserves				
Called up share capital		224.9	224.8	224.9
Share premium account		253.6	252.5	253.3
Revaluation reserve		256.2	259.1	255.8
Capital redemption reserve		40.8	40.8	40.8
Profit and loss account		1,216.7	1,067.6	1,103.4
Equity shareholders' funds		1,992.2	1,844.8	1,878.2
Equity minority interests		0.5	0.4	0.6
Non-equity minority interests		0.1	1.4	0.1
		1,992.8	1,846.6	1,878.9

* Restated on adoption of FRS 19 (see note 12)

THE BOOTS COMPANY PLC
INTERIM RESULTS

GROUP CASH FLOW STATEMENT
FOR THE HALF YEAR ENDED 30TH SEPTEMBER 2001

	Notes	6 months to 30.9.01 £m	6 months to 30.9.00 £m	12 months to 31.3.01 £m
Cash inflow from operating activities	9	253.4	356.2	664.4
Returns on investment and servicing of finance		27.9	(13.9)	(22.6)
Taxation		(37.1)	(44.9)	(167.4)
Purchase of fixed assets		(81.8)	(116.9)	(461.8)
Disposal of fixed assets		27.3	30.5	48.9
Disposal of own shares		5.5	4.9	7.9
Acquisition of businesses		(12.0)	1.0	(26.5)
Disposal of businesses	10	25.5	(1.4)	(6.2)
Equity dividends paid		(163.2)	(155.4)	(224.0)

Cash inflow/(outflow) before use of liquid resources and financing	45.5	60.1	(187.3)
Management of liquid resources	(153.4)	(68.2)	305.2
Financing	(14.9)	(59.3)	(71.4)
(Decrease)/increase in cash	(122.8)	(67.4)	46.5

Cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand.

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
FOR THE HALF YEAR ENDED 30TH SEPTEMBER 2001

	6 months to 30.9.01 £m	6 months to 30.9.00 £m	12 months to 31.3.01 £m
(Decrease)/increase in cash	(122.8)	(67.4)	46.5
Increase/(decrease) in liquid resources	153.4	68.2	(305.2)
Decrease in borrowings and lease financing	15.2	59.3	72.3
Movement in net debt resulting from cash flows	45.8	60.1	(186.4)
Loan notes issued as settlement for acquisition	-	-	(1.6)
Borrowings of business disposed	-	-	3.3
Finance lease additions	(1.9)	(1.2)	(7.3)
Increase in value of investment in 10.125% bond	10.7	9.7	19.9
Currency and other non-cash adjustments	(0.8)	(0.6)	(0.5)
Movement in net debt during the period	53.8	68.0	(172.6)
Opening net debt	(410.2)	(237.6)	(237.6)
Closing net debt	(356.4)	(169.6)	(410.2)

NOTES ON RESULTS

1 Turnover by business segment (continuing operations)	Notes	6 months to 30.9.01 £m	Restated** 6 months to 30.9.00 £m	Restated** 12 months to 31.3.01 £m
Boots UK and Ireland	a	2,027.2	2,003.1	4,197.5
Boots Retail International	b	21.6	19.9	42.1
Boots Retail		2,048.8	2,023.0	4,239.6
Boots Healthcare International		195.7	163.6	362.0
Halfords		272.1	254.5	508.5
Group and Other	c	47.9	71.1	137.0
		2,564.5	2,512.2	5,247.1
Inter-segmental	d	(10.8)	(9.7)	(20.9)
Turnover : group and share of joint ventures		2,553.7	2,502.5	5,226.2

Notes

a Boots UK and Ireland includes:

Boots The Chemists		1,920.0	1,900.7	3,991.5
bootsphoto.com		0.1	-	-
Boots Wellbeing Services	e	106.8	101.3	204.6
Digital Wellbeing - share of joint venture		0.3	-	0.1
Other internet activity		-	1.1	1.3
		2,027.2	2,003.1	4,197.5

b Boots Retail International includes share of Japan joint venture, £1.9m (6 months to 30.9.00 £2.0m, 12 months 31.3.01 £4.7m).

c Group and Other includes:

Boots Properties (external)	f	4.8	4.9	9.3
Boots Contract Manufacturing (external)		42.8	66.0	127.2
handbag.com - share of joint venture		0.3	0.2	0.5
		47.9	71.1	137.0

d Turnover of the business segments includes inter-segmental sales as follows:

Halfords	0.2	0.2	0.4
Boots Healthcare International	10.6	9.5	20.5
	10.8	9.7	20.9

e Boots Wellbeing Services includes Boots Opticians sales of £96.9m (6 months to 30.9.00 £98.0m, 12 months to 31.3.01 £196.1m).

f Boots Properties turnover includes development income of £0.6m (6 months to 30.9.00 £0.2m, 12 months to 31.3.01 £0.6m).

** Restated for the new group segmentation basis (see note 12)

2 Operating profit by business segment (continuing operations)	Notes	6 months to 30.9.01 £m	Restated** 6 months to 30.9.00 £m	Restated** 12 months to 31.3.01 £m
Boots UK and Ireland	a	257.3	260.4	566.3
Boots Retail International	b	(12.4)	(19.4)	(43.4)
Boots Retail		244.9	241.0	522.9
Boots Healthcare International		36.4	30.3	59.6
Halfords		22.2	17.9	41.9
Group and Other	c	(19.3)	(20.9)	(44.4)
Total operating profit including joint ventures before operating exceptional items		284.2	268.3	580.0
Operating exceptional items (see note 3)		(16.4)	(27.2)	(50.5)
Total operating profit including joint ventures		267.8	241.1	529.5

Notes

a Boots UK and Ireland includes:

Boots The Chemists	289.8	272.1	599.2

bootsphoto.com		(7.0)	(2.3)	(6.5)
Boots Wellbeing Services	d	(15.9)	(5.3)	(14.5)
Digital Wellbeing - share of joint venture		(9.6)	-	(8.9)
Other internet activity		-	(4.1)	(3.0)
		257.3	260.4	566.3

b Boots Retail International includes share of Japan joint venture loss, £1.9m (6 months to 30.9.00 £3.6m, 12 months 31.3.01 £10.5m).

c Group and Other includes:

Boots Properties (external)	e	2.8	0.7	1.9
Boots Contract Manufacturing (external)		1.5	1.5	2.6
handbag.com - share of joint venture		(1.1)	(1.9)	(3.7)
Group costs		(22.5)	(21.2)	(45.2)
		(19.3)	(20.9)	(44.4)

d Boots Wellbeing Services includes Boots Opticians profit of £2.8m (6 months to 30.9.00 £1.4m, 12 months to 31.3.01 £4.4m).

e Boots Properties results include development profit of £0.6m (6 months to 30.9.00 £0.2m, 12 months to 31.3.01 £0.6m).

** Restated for the new group segmentation basis (see note 12)

3 Exceptional items	Notes	6 months to 30.9.01 £m	6 months to 30.9.00 £m	12 months to 31.3.01 £m
Exceptional operating items		(16.4)	(27.2)	(50.5)
(Loss)/profit on disposal of fixed assets		(1.4)	6.8	3.2
Loss on disposal of businesses	10	(21.0)	(20.0)	(41.6)
Total exceptional items before taxation		(38.8)	(40.4)	(88.9)
Attributable tax credit		2.5	6.4	13.1
		(36.3)	(34.0)	(75.8)

The exceptional operating items in the current period comprise of a £10.4m charge relating to the withdrawal of the on-line photographic services of bootsphoto.com. The balance of £6.0m relates to additional costs incurred within Boots The Chemists on the cost reduction programme and leisure exit.

Exceptional operating items at the comparative half and full year include cost reduction programme and leisure exit costs, which fell across several business segments. Additionally in the full year to March 2001 costs of £5.2m were incurred as Boots Healthcare International integrated Clearasil into its existing operations.

4 Net interest	6 months to 30.9.01 £m	6 months to 30.9.00 £m	12 months to 31.3.01 £m
Interest receivable and similar income	7.6	14.7	20.2
Increase in value of investment in 10.125% bond 2017	10.7	9.7	19.9
Interest payable and similar charges	(14.7)	(21.4)	(39.0)
Share of joint ventures	(0.1)	-	-

	3.5	3.0	1.1

5 Taxation

Taxation has been provided at an estimated effective rate excluding profits and losses on the sale of fixed assets and businesses of 30.4% (6 months to 30.9.00 33.0%, 12 months to 31.3.01 32.1%, both having been restated for FRS 19). Of the total charge for taxation (including share of joint venture), £80.3m (6 months to 30.9.00 £77.1m, 12 months to 31.3.01 £161.6m, both having been restated for FRS 19) arises in the UK.

Financial Reporting Standard (FRS) 19 - 'Deferred Tax' has been adopted for the first time in this interim statement. The standard requires that deferred tax be recognised in respect of all timing differences that have originated, but not reversed, by the balance sheet date. Prior to 1st April 2001, the group accounting policy was to provide the deferred tax using the partial provision approach rather than the full provision method. The change in policy has been accounted for as a prior period adjustment and previously reported figures have been restated accordingly. The effect has been to reduce profit after tax by £1.6m (6 months ended 30.9.00 £4.7m, 12 months ended 31.3.01 £10.6m) and to reduce net assets at 30.9.01 by £99.6m (at 30.9.00 £92.1m, at 31.3.01 £98.0m).

6 Dividends

The directors have declared an interim dividend of 8.1p per share (2000 7.8p per share). The dividend, which amounts to approximately £71.5m (2000 £68.5m), will be paid on 1st February 2002 to shareholders registered on 23rd November 2001. The shares will be quoted ex dividend on 21st November 2001. Most shareholders (excluding those in Canada and the USA) will have the opportunity to reinvest their cash dividend in existing shares bought on the London Stock Exchange through a dividend reinvestment plan. All applications to join that plan or amend existing instructions under it must be received by the company's registrars by 17.00 hours GMT on 11th January 2002 if they are to apply to this interim dividend.

7 Earnings per share	6 months to 30.9.01	Restated* 6 months to 30.9.00	Restated* 12 months to 31.3.01
Basic earnings per share before exceptional items	22.8p	21.0p	45.4p
Effect of exceptional items	(4.1)p	(3.9)p	(8.7)p
Basic earnings per share	18.7p	17.1p	36.7p
Diluted earnings per share before exceptional items	22.7p	20.9p	45.2p
Effect of exceptional items	(4.1)p	(3.8)p	(8.6)p
Diluted earnings per share	18.6p	17.1p	36.6p

The calculation of basic and diluted earnings per share is based on:

Earnings	6 months to 30.9.01 £m	Restated* 6 months to 30.9.00 £m	Restated* 12 months to 31.3.01 £m
Earnings for adjusted basic and diluted earnings per share calculation	200.7	184.2	398.4
Exceptional items	(36.3)	(34.0)	(75.8)
Earnings for basic and diluted earnings per share calculation	164.4	150.2	322.6

	6 months to	6 months to	12 months to

Number of shares	30.9.01 million	30.9.00 million	31.3.01 million
Weighted average number of shares used in basic earnings per share calculation	881.4	877.3	878.2
Dilutive effect of options	2.6	2.8	2.7
Weighted average number of shares used in diluted earnings per share calculation	884.0	880.1	880.9

The weighted average number of shares used in basic earnings per share calculation excludes shares held by The Boots ESOP Trust Ltd and the QUEST.

The dilutive effect relates to options under an employee savings related scheme and an executive option scheme.

Basic and diluted earnings per share before exceptional items are disclosed to reflect the underlying performance of the group.

* Restated on adoption of FRS 19 (see note 12)

8 Intangible fixed assets	At 30.9.01 £m	At 30.9.00 £m	At 31.3.01 £m
Goodwill	26.9	24.3	27.3
Other	272.3	36.8	277.3
	299.2	61.1	304.6

In July 2001, Boots Healthcare International disposed of the Nobacter brand, which had a carrying value at disposal of £2.7m (see note 10). Boots Healthcare International acquired the Clearasil brand in December 2000 for £240m (including acquisition costs).

9 Note to the Group Cash Flow Statement	6 months to 30.9.01 £m	6 months to 30.9.00 £m	12 months to 31.3.01 £m
Reconciliation of operating profit to operating cash flows			
Group operating profit before exceptional items	296.8	273.8	603.1
Depreciation, amortisation and impairments of fixed assets	81.3	78.5	160.7
Loss on the disposal of tangible fixed assets	3.8	3.4	7.0
(Increase)/decrease in stocks, including property development stock	(57.4)	(71.9)	27.8
(Increase)/decrease in debtors, including pension prepayments	(42.3)	47.2	(102.4)
(Decrease)/increase in creditors	(9.9)	34.2	1.7
Other non-cash movements	(0.2)	0.5	(4.3)
Net cash inflow before exceptional items	272.1	365.7	693.6
Exceptional operating cash flows	(18.7)	(9.5)	(29.2)
Cash inflow from operating activities	253.4	356.2	664.4

10 Disposal of businesses

The principal disposals during the period were:

* In July 2001, skincare brands, Onagrine and Nobacter, were sold to Beiersdorf, and the factory in France was disposed of, for a total

consideration of £20.9m (FF222.5m). The loss on disposal was £10.2m, including goodwill of £22.4m written back which had been previously written off to reserves.

* In July 2001, an agreement was reached with the Mitsubishi Corporation (a joint venture partner) to close retail trial stores in Japan. A provision for £8.5m has been made at the half year for exit costs, of which £4.4m relates to the joint venture.

* In August 2001, the Halfords garage servicing business was sold to the Automobile Association, a wholly owned subsidiary of Centrica, for a cash consideration of £5.8m. The loss on disposal was £2.3m.

The disposal in the comparative period relates to the transfer of Dutch retail operations to Etos, part of Royal Ahold, the Netherlands' largest retail group.

11 Pensions

Following a review by the company and pension scheme trustees, the main Boots' final-salary pension scheme has adopted an investment strategy to minimise investment risk. Over the 15 months to July 2001, the £2.3bn pension fund scheme sold all its equities and short-term bonds and moved all its assets into AAA/Aaa sovereign long-dated sterling bonds. Because the bonds are a very close match for the maturity and indexation of pension liabilities, with a weighted average maturity of 30 years and 25% inflation linked, the value of pension assets and liabilities move closely in line.

This move to matching bonds is positive for the company and its shareholders as it has:

* Reduced the risk of a material pension fund deficit, which would have to be met by increased company contributions.

* Fixed the company's long-term pension contribution at about £50m per annum in real terms.

* Reduced annual management charges and costs from about £10m to £0.25m.

* Increased security for pension scheme members, as the value of assets should always be enough to pay all pensions, regardless of any movements in financial markets.

The three-year actuarial valuation, as at 1st April 2001, has been finalised. This values pension liabilities by discounting members' accrued pension rights at a AAA bond yield and takes pension assets at their market value. The actuarial valuation shows a surplus of £130m. The legal Minimum Funding Requirement shows a funding level of 138%. These measures show the pension scheme is in a very healthy position.

Following the actuarial valuation, the company and trustees have agreed to maintain company contributions at £50m per annum for the next three years. As a result of the move to matching bonds the risk of any significant increases in contribution levels as a result of movements in financial markets is negligible.

The results include a pension charge of 1% of pensionable pay under current accounting standard SSAP 24. We continue to welcome and support the introduction of FRS17, the new accounting standard for pensions, which introduces valuable consistency and transparency into a complex area of financial reporting. The FRS 17 basis of giving a present value to pension liabilities is slightly different to the basis of actuarial valuation, as it discounts pension commitments, including salary growth, at a AA bond yield. The FRS 17 value of liabilities at 30th September 2001 was £2bn and the market value of assets was £2.3bn, giving a pension scheme surplus at that time of £300m before tax. The market value of assets would have been about £350m less if the fund had remained at the March 2000 asset allocation, which would have given an FRS 17 deficit of £50m before tax.

If Boots were reporting under FRS 17, the position would be as follows:

* The service cost for the full year would be about 14% of pensionable

salary, or about £72m.

* The net investment income for the full year would be about £12m, which would have been £9m if the fund had been in bonds for the whole year.

* The movement in the statement of total recognised gains and losses (STRGL) for the six months to 30th September 2001 would be zero. If the fund had remained at the March 2000 allocation the STRGL reduction would have been about £175m.

12 Basis of preparation

The figures for the 12 months ended 31st March 2001 do not constitute the company's statutory accounts for that period but have been extracted from the statutory accounts, which have been filed with the Registrar of Companies. The auditors have reported on those accounts and that report was unqualified and did not contain a statement under Section 237(2) of the Companies Act 1985. The accounts for the six months ended 30th September 2001 have not been audited, nor have the accounts for the equivalent period in 2000. They comply with relevant accounting standards and have been prepared on a consistent basis using accounting policies set out in the 2001 Annual Report with the exception of the policy on deferred tax. FRS 19 - 'Deferred Tax', has been adopted in the interim statement and the comparative figures have been restated accordingly. The effect on profit after tax is shown in note 5. The effect on earnings per share after exceptional items has been a reduction from 18.8p to 18.7p (6 months ended 30.9.00 from 17.7p to 17.1p, 12 months ended 31.3.01 from 37.9p to 36.7p). Diluted earnings per share after exceptional items have been reduced from 18.8p to 18.6p (6 months ended 30.9.00 from 17.6p to 17.1p, 12 months ended 31.3.01 from 37.8p to 36.6p).

In May 2001, the group signalled that following the reorganisation to create a more integrated business, it would use a new segmental analysis to present its financial results. The basis for this restatement was published on our web site at 'www.boots-plc.com', on 26th September 2001. The restated figures on the revised segmental basis are shown in notes 1 and 2.

13 Half year report

The half year report will be posted to shareholders by 13th November 2001 and copies will be available on request from The Secretary, The Boots Company PLC, Nottingham NG2 3AA from that date.

14 Other information

The slide presentation for The Boots Company Half Year Results Presentation will be available on the Financial Performance page at 'www.boots-plc.com' from 10.00 hours GMT on Thursday 8th November 2001. The presentation to analysts will be broadcast from 15.00 hours GMT on the same day.

Issued by The Boots Company PLC

Contact: Analysts
Peter Baguley

Media
Francis Thomas

Direct line: 0207 547 2245 until 13.00 hours GMT on 8th November 2001

Direct line: 0115 968 7171 after 13.00 hours GMT on 8th November 2001

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Company	Boots Co PLC
TIDM	BOOT
Headline	Dividend
Released	07:09 8 Nov 2001
Number	7594M

RNS Number:7594M
Boots Co PLC
8 November 2001

INTERIM DIVIDEND
SECURITY TITLE
*Ord Shs

MNEMONIC CODE	*BOOT
SEDOL CODE	*111-441
DIVIDEND AMOUNT	*8.1p
PERIOD	*Half year to 30-09-01
PROVISIONAL EX DATE	*21-11-01
RECORD DATE	*23-11-01
PAYMENT DATE	*01-02-02

NOTES *DRIP option available

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Company	Boots Co PLC
TIDM	BOOT
Headline	Dividend
Released	18:13 16 Nov 2001
Number	2992N

RNS Number:2992N
Boots Co PLC
16 November 2001

DIVIDEND DETAILS
SECURITY TITLE
*ADR

MNEMONIC CODE	*74IR
SEDOL CODE	*2-110-792
DIVIDEND AMOUNT	*Info n/a
PROVISIONAL EX DATE	*20-11-01
RECORD DATE	*23-11-01
PAYMENT DATE	*15-02-02
NOTES *	

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Company	Boots Co PLC
TIDM	BOOT
Headline	Re Directorate
Released	12:17 3 Dec 2001
Number	0690O

RNS Number:0690O
Boots Co PLC
3 December 2001

Boots appoints deputy chairman

Sir Nigel Rudd has been appointed deputy chairman of The Boots Company PLC with immediate effect. Sir Nigel joined Boots as a non-executive director in 1999.

Sir Nigel founded Williams plc in 1982, which went on to become one of the largest industrial holding companies in the UK. He now holds the position of non-executive chairman at Kidde plc. He is also chairman of Pilkington plc and a non-executive director of Barclays plc. He is a member of the Financial Reporting Council and chairman of the CBI Companies Committee.

Knighted for services to the manufacturing industry in 1996, Sir Nigel holds honorary degrees at both Loughborough and Derby Universities. He is also a deputy lieutenant of Derbyshire.

For further information contact

Alastair Eperon
Director of Group Corporate Affairs
The Boots Company
Tel: 0115 968 7023

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Company	Boots Co PLC
TIDM	BOOT
Headline	Q3 Sales Update
Released	07:00 17 Jan 2002
Number	0980Q

RNS Number:0980Q
Boots Co PLC
17 January 2002

The Boots Company PLC
Q3 Sales Update

Sales increases/(decreases) compared with the same period in 2000/2001 were:-

	Quarter ending 31st Dec 2001	
	Total %	Like for Like %
Boots The Chemists	2.7	2.2
- Health and Beauty	6.0	4.4
Wellbeing Services	16.6	5.9
Boots Retail International	3.2	(2.1) Thailand only
Halfords	5.6	3.7
Overall Retail Sales	3.6	2.4

Commenting on sales for the third quarter to 31st December, chief executive Steve Russell said: "There are encouraging sales increases in a number of areas, most notably in our vital Health and Beauty categories. However the overall result is not at a level with which we can be satisfied. All parts of the company are making progress on our strategic programmes to accelerate the rate of growth".

Main features of the quarter were:

Boots The Chemists

Sales in the Health and Beauty categories increased by 6% or 4.4% on a like for like basis driven by strong sales of Boots brand and gift merchandise.

Photo sales were down by 9% in a depressed market for processing and film, and reflecting the increased use of digital cameras. Sales of leisure merchandise reduced by 30% as we continue to manage our exit from this category.

Wellbeing Services

Sales increased by 7% in Boots Opticians benefiting from strong demand for laser eye surgery. The like for like

sales increase in the core optics business was 1%.

In Dentalcare and Footcare like for like sales increases were 38% and 25% respectively.

Boots Retail International

The focus over the past year has been the trialling of new business models based on Boots brands. In Thailand inventory reductions in proprietary brands affected sales, but improved gross margins.

In Taiwan only one store was open for the full quarter in 2000/01.

Halfords

Stores converted as part of the Phase 2 Arcade programme during the last 12 months recorded increases of 18% in the quarter. Sales in stores from the Phase 1 programme which have now been open for more than 12 months, were up by 9%. A third phase of conversions involving 60 stores began this week.

Sales figures for the business exclude the garage servicing operation sold to Centrica/AA in August 2001.

Boots Healthcare International

As forecast, UK sales recovered in the quarter following the post RPM distortion and selling prices have been maintained.

The Preliminary Results announcement for the year ended 31st March 2002 will be made on Thursday 30th May 2002.

For further information please contact:-

Peter Baguley
Director of Investor Relations
The Boots Company PLC
Tel: 0115 968 7171

Francis Thomas
Head of Financial Media Relations
The Boots Company PLC
Tel: 0115 968 7029
Mobile: 07836 660 700

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Company	Boots Co PLC
TIDM	BOOT
Headline	Stmnt re Boots Retail Intl.
Released	07:00 31 Jan 2002
Number	7570Q

RNS Number:7570Q
Boots Co PLC
31 January 2002

Boots Retail International : Strategy Update and Taiwan Roll-Out

* Rapid and profitable growth model
* Taiwan rollout with Watsons
* Thailand partnership with Tops

The Boots Company today confirms details of its strategy for the achievement of the rapid and profitable expansion of Boots Retail International (BRI).

Boots plans to expand the international potential of its brands through a series of local and regional partnerships with other retailers. The results of trials in Asia and Europe have confirmed the benefits of this approach using 'implants' of 20 square metres to 60 square metres. Each implant offers a range of Boots brands supported by Boots sales staff. The host retailer benefits from a customer offer that includes a range of added value, exclusive products provided by Boots.

The advantages for Boots of this approach are:

* Access to established footfall and local retail expertise.
* Host retailer has ownership of the stock in store.
* Potential for rapid rollout across each territory.
* Minimal infrastructure and management in country.
* Significantly reduced capital and stock investment compared with a conventional store based approach.
* Ability to build brand awareness cost effectively.
* A rapid move to profitability based on reduced investment.

Characteristics of the implant model are:

* 500-2000 Boots lines in established, high footfall, stores.
* Investment varies between £500-1000 per square metre - dependent upon local purchasing costs.
* Sales of products are supported by Boots consultants in a Boots branded environment, allied with brand marketing investment at the country level.
* Sales per week of a typical 20 square metre implant are around £2000 at manufacturer's selling price.
* The offer is over 80% Boots brand, the balance being brands exclusive to Boots.

This model provides the potential for operating profit to be achieved within two years of trading in each new country. BRI's losses are expected to reduce significantly this year and again in the financial year 02/03.

"The successful trials of this new business model give us the confidence to grow the BRI business in Asia, and to progress partnerships in other markets" said Steve Russell, Boots chief executive.

Boots and Watsons Announce Taiwan Agreement

Boots Retail International and A.S. Watson Ltd have agreed to introduce Boots brand implants in around 100 Watsons stores across Taiwan. The roll out will

commence in March 2002 and will be completed by early 2003. Boots net investment will be some £2 million.

BRI has established a strong brand in Taiwan and Watsons has a nationwide chain of excellent retail stores. Together, it will be possible to create a compelling offer for consumers and real value for each partner.

The implants will occupy approximately 10% of Watsons floor space and offer between 800 and 1200 beauty and personal care products, featuring Boots brands such as No7, Botanics and 17, and exclusives such as Toni and Guy hair care. Watsons will benefit from a differentiated offer, leading to increased footfall and sales.

BRI has been trading in Taiwan for 15 months. There are currently 14 outlets of which eleven are stores and three are trial Watsons implants. Four of the existing Boots stores will close, reducing the overlap with Watsons. An asset write-off of around £1.5m will be incurred in the current financial year.

Consideration is being given to expanding the partnership into other Asian markets where Watsons has stores.

William Cotton, managing director, Boots Retail International, said "Taiwanese consumers value the increased choice given by the Boots brands and exclusives. This partnership fits very well with the new BRI business model. It offers an opportunity to learn from local partners and achieve pace and scale through rapid distribution across Taiwan".

Philip Ingham, chief executive officer, A.S. Watsons : group non food division, said, "At Watsons, we always remind ourselves to be consumer-focused. We constantly make the best effort to ensure the quality and variety in stores so as to create the 'Discovery' value for every one of our shoppers. We want them to 'Look good. Feel great. Have fun.' The partnership with Boots is a breakthrough in the industry which we see will benefit the consumers."

Thailand

The performance of the existing store chain has been strengthened by improved price positioning and a streamlining of the offer on the more profitable lines. Three other factors which will improve profitability are:

* The partnership with Tops, the leading supermarket chain, is working well and will be rolled out. Boots is currently trading in six Tops stores and a total of around 20 are planned by end of 2002.

* Around 15 stores from the existing chain of 67 will be closed in the next six months. These are stores which are either loss making or where options to extend a lease will not be taken up. An asset write-off of around £1.5m will be incurred in the current financial year.

* Locally sourced lines continue to increase and will reach 300 by March 2002.

The Netherlands

Performance of Boots products in Etos outlets continues in line with expectations. At the half year (to 30 September 2001), Boots products had distribution in 140 Etos outlets. By the end of December, this had risen to over 300, providing national distribution for No7, 17 and Tricologie.

Italy

The trial in four Esselunga grocery stores continues to be encouraging. Boots and Esselunga will review the results of the implants over the next few months.

Note to Editors

1. Watsons

Watsons is the largest drugstore chain in South East Asia with over 550 stores in six countries. It is a subsidiary of Hutchison Whampoa Limited, which has varied interests across Asia, Europe and North America, including telecoms and energy.

2. Pictures

Pictures of the Boots implants in Watsons can be viewed at www.boots-plc.com. Picture Editors can download images at www.newscast.co.uk.

For further information contact:

Peter Baguley
The Boots Company
Director of Investor Relations
Tel: +44 (0) 115 968 7171

Francis Thomas
The Boots Company
Head of Financial Media Relations
Tel: +44 (0) 115 968 7029
Mobile +44 (0) 7836 660 700

Malina Ngai
General Manager - Public Relations
A.S. Watson Group
Tel: + 852 2608 8408
Mobile: + 852 9810 3377
Fax: + 852 2608 8409
Email: MalinaN@asw.com.hk

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Company	Boots Co PLC
TIDM	BOOT
Headline	Statement re Boots Healthcare
Released	13:00 7 Feb 2002
Number	1201R

RNS Number:1201R
Boots Co PLC
7 February 2002

Boots outlines growth plans for Boots Healthcare International

The Boots Company today announced its strategy for the future growth of Boots Healthcare International (BHI). The main points of the strategy are to:

* Achieve sales growth significantly ahead of the industry

* Invest an additional £120 million to support its three core brands and new product development over the next four years

* Raise return on capital employed by 3-5% post tax over the next four years

* Achieve profits, through organic growth, in excess of £100 million within four years

* Become a global top ten OTC company

Under this strategy overall brand investment will be maintained at around 30% of sales. In the 2002/03 financial year, BHI's marketing spend will increase by 20%, and new product development spend will increase by 30%, an increased investment of £20 million. As a result the growth in BHI's operating profit for 2002/03 will be limited.

BHI will continue to seek selective acquisitions to supplement organic growth.

Steve Russell, chief executive of The Boots Company said, "Over the last few years we have built BHI into a very successful international business with strong profit growth. We are now increasing investment substantially to drive the next phase of BHI's growth and to generate additional long term value. This will deliver accelerated sales and profits growth in the years ahead."

Notes to Editors

1. BHI develops and markets over the counter (OTC) medicines in 130 countries. Its best known brands include Nurofen, Strepsils and Clearasil. Over the last five years BHI has outperformed the OTC sector with a compound annual growth rate of 15.5% compared with an industry average of 4%.

2. Last year BHI made a profit of £59.6 million (up 83.4%) on sales of £361 million (up 12.8%).

3. Examples of BHI's track record

* New product development has helped Nurofen quadruple sales in the last five years. Today line extensions account for £47 million of Nurofen's £89 million annual sales.

* Marketing - First launched in Boots stores in 1958, Strepsils is now available in over 100 countries and is market leader in 19. Over the last five years Strepsils has achieved a compound annual growth rate of 10%.

* Acquisition - BHI acquired Clearasil in December 2000 for £233 million. The acquisition made BHI the 12th largest OTC company in the world.

4. Presentation slides and audiocast of an Analysts' meeting will be available on The Boots Company PLC's corporate web-site from 1430 hours GMT, Thursday, 7th February 2002. www.boots-plc.com

Note to Picture Editors

1. Pictures of Steve Russell, chief executive, The Boots Company and Paul Stoneham, managing director, BHI are available at www.newscast.co.uk.

2. The new Clearasil TV advertising breaks this month. Beta copies are available from Newscast now. Telephone 020 7608 0234.

For Further Information Contact

Direct line: +44 (0) 207 547 2245

Until 18.00 hours GMT, Thursday, 7th February 2002. Thereafter:

Analysts

Peter Baguley
Mobile + 44 (0) 7770 440 690

Media

Francis Thomas
Mobile + 44 (0)7836 660 700

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EXHIBIT 19


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Company	Boots Co PLC
TIDM	BOOT
Headline	Directorate Change
Released	10:54 11 Mar 2002
Number	7203S

RNS Number:7203S
Boots Co PLC
11 March 2002

Boots Board Appointments

Two executive directors have been appointed to the Board of The Boots Company PLC.

Howard Dodd (42) joins the company as group finance director on April 1st in succession to David Thompson who will continue as deputy chief executive until his retirement later this year.

Howard is a chartered accountant and has worked for a number of major international companies including Novartis, Zeneca* and ICI. Senior positions held include chief financial officer of Zeneca Specialities and corporate treasurer of Zeneca Group Plc.

Paul Bateman (48) also joins the Board on April 1st. Paul joined the company from P & G on 2nd April 2001. He will retain his current responsibilities for manufacturing, property, engineering, facilities management and the cost management programme.

Boots chief executive Steve Russell comments:"I am delighted that Howard will be joining Boots. His particular experience will bring a new dimension to our work and Paul's appointment recognises the valuable contribution he is already making".

* Zeneca is now Astra Zeneca Plc

For Further information contact:

Investor Relations
Peter Baguley
Tel: +44 (0) 115 968 7171

Media
Francis Thomas
Tel: +44 (0) 115 968 7029
Mobile + 44 (0)7836 660 700

Notes to Picture Editors

Photographs of Howard Dodd and Steve Russell are available at www.newscast.co.uk

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:00 12 Mar 2002
Number	7782S

Release date : 12 March 2002

Boots to Buy Back Shares

The Boots Company announced today its intention to return £300m to shareholders through a share buy back programme. At the current share price of 617.5 pence this would represent 5.4% of the company's share capital.

Boots chief executive, Steve Russell said, "This is just one way in which we are aiming to enhance value for shareholders. The company is highly cash generative and remains well placed to invest in future growth opportunities."

Boots balance sheet has been strengthened by changes to its pension fund investment strategy. Its bond ratings of A+ (Standard & Poor's) and A1 (Moody's) continue to provide substantial funding flexibility.

Ends

Notes to Editors

Managing Capital Structure

Since 1994 £1.3 billion has been returned to shareholders in the form of buy-backs and special dividends.

Growth Opportunities

In recent weeks the company has announced plans to accelerate the growth of its two international businesses.

In February: The Boots Company announced its strategy for the future growth of Boots Healthcare International (BHI). This includes additional investment of £120 million to support its three core brands and new product development over the next four years.

In January: Boots announced a new more flexible and less capital intensive business model for Boots Retail International. The company plans to introduce Boots brand implants in around 100 Watsons stores across Taiwan and 20 implants in Tops supermarkets in Thailand.

In Boots UK and Ireland, there are a number of projects in development including Pure

Beauty, Wellbeing Services and the trialing of new store formats.

Cost Management

The company continues to drive down the cost base across all areas of the business. A number of loss making initiatives have been stopped.

For further information please contact:-

Investor Relations

Peter Baguley

Tel: +44 (0) 115 968 7171

Media

Francis Thomas

Tel: +44 (0) 115 968 7029

Mobile: +44 (0) 7836 660 700

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EXHIBIT 21

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Company	Dept Trade & Industry
TIDM	
Headline	Statement re Boots Company
Released	15:00 19 Mar 2002
Number	2197T

RNS Number:2197T
Dept Trade & Industry
19 March 2002

MELANIE JOHNSON RELEASES BOOTS FROM UNDERTAKINGS

DTI Competition Minister, Melanie Johnson, today announced that she had decided to release The Boots Company from undertakings it gave in 1974 after the publication of the MMC Report into their proposed acquisition of the House of Fraser Limited.

The undertakings required Boots not to acquire any interest in the shares of House of Fraser if that would or might result in a qualifying merger and that it would consult the DGFT before seeking to acquire any business operated by House of Fraser.

Melanie Johnson said:

"I have carefully considered the DGFT's advice, and have agreed that Boots should be released from these undertakings. Although the parties would have a slightly higher share in the 2000 UK retail market than that in 1974, the share would not now be considered to raise significant competition concerns. Likewise the concern that a merger of the parties would lead to a less efficient use of resources would not be judged a significant independent concern in modern competition criteria".

Notes for Editors

1. The then Secretary of State, announced on 30 May 1974 that he had accepted undertakings from The Boots Company after publication of the MMC Report into their proposed acquisition of The House of Fraser.

2. The MMC in their report concluded that the merger may be expected to operate against the public interest since it would lead to a less efficient use of resources (than if the companies remained separate) and increase the level of concentration in the retail field.

3. Copies of the original undertakings, and the release document can be obtained from Trevor Kenney, Competition Policy Directorate 1a, Department of Trade and Industry, Room 636, 1 Victoria Street, London SW1H 0ET - e-mail Trevor.Kenney@dti.gsi.gov.uk , tel no 020 7215 5759 or fax 020 7215 6565.

This information is provided by RNS

The company news service from the London Stock Exchange

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Company	Boots Co PLC
TIDM	BOOT
Headline	Pre-Close Statement
Released	07:00 27 Mar 2002
Number	6412T

Release date : 27 March 2002

Pre-Close Statement

The Boots Company PLC will announce its full-year results on 30th May 2002, and will be speaking with analysts this week ahead of the closed period. Management remains confident that it will deliver results which are in line with expectations.

Sales growth in Boots The Chemists has been stronger in the second half of the year compared with the first half for both total sales and health & beauty categories. Overall, like for like sales growth will be ahead of the half year. Gross margin has improved on last year.

Boots Healthcare International, as expected, has reversed the decline in sales seen in the first half. Like for like sales will be flat, as a result of strong comparatives in Q4 last year.

Losses at Boots Retail International in the year have been significantly reduced as the new strategy is implemented.

We continue to make good progress on cost control and remain on track to deliver annualised savings of £250m by the year end.

Ends

For further information please contact:-

Investor Relations

Peter Baguley

Tel: +44 (0) 115 968 7171

Media

Francis Thomas

Tel: +44 (0) 115 968 7029

Mobile: +44 (0) 7836 660 700

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EXHIBIT 23



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Company	Boots Co PLC
TIDM	BOOT
Headline	Boots to demerge Halfords
Released	09:00 17 Apr 2002
Number	6503U

Release date: 17 April 2002

Boots to Demerge Halfords

The Board of The Boots Company announced today that it intends to demerge Halfords, its car parts and cycle retailing subsidiary. The Board believes that, with its market leading positions and the strong performance of its new Arcade format, Halfords is now well placed to continue its development as an independent company. The demerger will further increase Boots focus on its health and beauty strategy.

The Board believes that a demerger of Halfords to its shareholders is the most appropriate method of separation and this process is underway. However Boots is exploring the possibility of sale to see if that will realise greater value for shareholders.

Steve Russell, Boots chief executive, said, "Our focus is on growing our health and beauty businesses. Halfords is an excellent company with a strong management team and a good record of profit growth. I am confident it will thrive as an independent company."

Rod Scribbins, currently Halfords managing director, will be the chief executive of the business.

Ends

/Notes to Editors follow

Notes to Editors

1. Boots acquired Halfords in 1989.
2. In the financial year to 31 March 2001 Halfords reported a profit of £37 million on a turnover of £509 million. This was restated as £42 million on the new group segmentation basis. Management expects a profit on this same basis in excess of £50 million for the year to 31 March 2002.
3. In the ten years to 00/01 Halfords has grown sales by 75% (CAGR 5.8%) and pre

tax operating profits by 11x (CAGR 27.3%)

4. Halfords has 400 stores, comprising 330 Superstores (typically located in edge of town/ retail park locations), 58 High Street Stores and12 Motorway Stores. A net 4 new stores are planned for the remainder of this calendar year.
5. In 1999 a new Arcade format was successfully trialed and achieved a significant sales uplift. Today there are 117 Arcade format stores with plans to convert a further 31 stores by August 2002.
6. In August 2001 Halfords garage servicing business was sold to the AA.
7. The Halfords own brand is the leading brand in its market place. Own brands and exclusives accounted for 47% of sales in 00/01.
8. Prior to joining Boots Rod Scribbins held a number of senior posts including managing director of Lowfield and director of distribution for Coca-Cola Schweppes. He joined Boots The Chemists in 1990 as logistics director. Rod was managing director of Do It All (DIA) from 1997 to 1998. Following Boots disposal of DIA he became director of personnel and product supply at Boots Healthcare International. He became managing director of Halfords in February 2000.
9. Boots will present its Annual Results for 2001/02 on Thursday 30 May.

For further information please contact:-

Investor Relations

Peter Baguley

Tel: +44 (0) 115 968 7171

Media

Francis Thomas

Tel: +44 (0) 115 968 7029

Mobile: +44 (0) 7836 660 700

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Company	Fairplace Consulting PLC
TIDM	FCO
Headline	Deal with Boots Wellbeing.com
Released	08:00 8 May 2002
Number	5880V

FAIRPLACE IN STRATEGIC PARTNERSHIP WITH BOOTS WELLBEING.COM

WELLBEING.COM and WORKING CAREERS co-operate to help mothers return to work after maternity leave or career break

Fairplace Consulting plc, the career management specialist, has signed an agreement with the Boots website, Wellbeing.com, to provide assistance to women seeking to return to work after maternity leave or bringing up a family. Users will be able to access advice on job search and tips on how to improve their chances of getting a job. This will be provided by Working Careers, the retail career advisory arm of Fairplace.

Wellbeing.com, jointly owned by Boots and Granada, gives customers access to a wide range of Boots products, information and advice.

Supporting services - including CV preparation, research, career planning assistance, interview coaching and practical job-search materials - are available for purchase via links to the Working Careers website or by telephone from trained advisers at its Northampton career centre.

Wellbeing.com's Managing Director John Hornby said: " *A significant number of mothers are using Wellbeing.com to access a fantastic range of products and a significant amount of high quality information. The arrangement with Working Careers gives us a new dimension in the support we are able to offer offer women looking to return to work after maternity leave.*"

Mark Allsup, Chairman of Fairplace, commented: "*We are very excited to sign sign this agreement with Wellbeing, which is backed by Boots and Granada, two prestigious names. Users will be able to access our products and services directly through the Wellbeing.com website, enabling them to select from a flexible range of practical support options - including, for example, career planning, CV writing, interview preparation and approaching the job market. Working Careers will offer Wellbeing.com's customers an expert resource in planning their return to the workplace.*"

The deal provides an important additional outlet for Fairplace's distance-based career advisory services by means of affinity marketing, and follows the agreement with Workthing announced in March.

For further information, please contact:

Fairplace Consulting plc

Mark Allsup, Chairman Tel: 020 7726 2233

Neil Lewis, Director Tel: 01604 742300

Wellbeing.com

Clare Raven, PR Manager Tel: 0115 949 4884

clare.raven@boots.co.uk

The Wriglesworth Consultancy

Brian Thorn, Director Tel: 020 7620 2228

b.thorn@wriglesworth.com

Editors Notes:

Fairplace Consulting plc is a leading career management and advisory consultancy. The company was formed in 1992 and became a public company on AIM in July 1997. Fairplace helps individuals to find alternative jobs during periods of corporate restructuring and also offers a range of other career management and human resources consultancy services. Following a series of acquisitions and investments, Fairplace provides flexible career advice and support on both a face-to-face and distance basis.

Working Careers is the retail career advisory business of Fairplace Consulting plc. It provides job information and career advice directly to members of the public and via partner organisations. Products and services cover CV preparation, research support, access to jobs databases and practical job-search materials. Based in Northampton, Working Careers has a countrywide reach and delivers its products and services by telephone through its career centre on **0845 310 0360** and online through the www.workingcareers.com website.

Boots Wellbeing.com

Wellbeing.com launched in March 2001 and is a joint venture between Boots and Granada. Our commitment is to give the clearest view on the areas that touch and affect our customers' health and beauty - from medicines to complementary therapies, from creating a new look to revitalising your mind - and how you might best integrate these things in a way that works for you. The website stocks over 12,000 products from Boots The Chemists and more and contains information and advice on all wellbeing issues.

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EXHIBIT 25

Company	Boots Co PLC
TIDM	BOOT
Headline	Final Results
Released	07:00 30 May 2002
Number	6271W

30th May 2002

PRELIMINARY ANNOUNCEMENT

FOR THE YEAR ENDED 31st MARCH 2002

AND BUSINESS UPDATE

- **Group profit before tax and exceptionals increased by 9.9% to £638.7m and after exceptionals by 21.0% to £595.8m**
- Basic earnings per share before exceptionals increased by 9.9% to 49.9p
- Turnover increased by 2.0% to £5,332.2m with Health and Beauty sales up 4.8% (3.3% like for like)
- The proposed final dividend is 19.3p per share (2001 18.5p), an increase of 4.3%, giving a total dividend for the year of 27.4p per share (2001 26.3p), an increase of 4.2%

Commenting on the year, Chief Executive Steve Russell said:

"Group profit before tax and exceptionals grew by nearly 10%. This result begins to reflect our renewed capability and energy for change.

During the year we tackled a number of strategic issues:

- We adopted a new international retailing approach
- We developed a strategy to take Boots Healthcare International into the global OTC top 10
- We simplified the business by closing loss making operations and the decision to demerge or sell Halfords

Our key priority now is to reinvigorate the core retail chain, where we are focused on new products, retail excellence, improved store environment and developing a range of profitable wellbeing services. 300 stores will be refurbished this year as part of a rolling four year programme at a total cost of £170m. The overall portfolio is being streamlined into six clear formats. We have reduced the cost base and have implemented major structural changes to create a single company focused on wellbeing.

The changes we are making and the investments we plan are establishing the platform for profitable long term top line growth.

In the current year capital expenditure will return to normal levels and sales growth will accelerate whilst gross margins will be maintained. We expect that the incremental impact of the initiatives we have announced today will be broadly neutral."

Strategic Overview

During the past year a number of strategic issues were tackled.

Internationally, a profitable and cost effective retail model has been developed, and plans have been announced for 100 implants in Watsons stores in Taiwan. The termination of the joint venture in Japan was announced. Losses reduced substantially.

A new strategy that will build Boots Healthcare International into a top 10 global OTC company was announced in February. The disposal of the Onagrine and Nobacter skincare brands for £21m in cash was also announced.

The decision to demerge or possibly sell Halfords reinforces the group's focus on health and beauty. Halfords is now a strong business with good growth prospects and the scale to stand alone as a public company.

Loss making ventures such as the wellbeing channel and bootsphoto.com have been terminated.

Internally, the company has been restructured and refocused.

Retail market share and gross margin have been successfully defended in highly competitive markets over the past three years. The focus has now shifted to achieving top line growth through:

- developing new products
- improving the shopping experience
- driving retail excellence, and
- developing the services offer

These and other key programmes will incur capital expenditure of £126m and revenue expenditure including write-offs of £113m in the year compared with £67m and £60m respectively in 2001/02.

The new Strategic Marketing Unit continues to develop new products that will drive top line growth. For example Essentials, the new Boots brand basic range of 300 toiletries, provides a simpler, value message for the customer. The flow of new own brands will continue to accelerate.

This year 300 stores will be refurbished as part of a rolling four year programme. The total investment in this programme is expected to involve £130m capital expenditure and £40m revenue expenditure. Write-offs of about £70m will be incurred. The overall portfolio is being streamlined into six clear formats, incorporating ideas developed in trials to better meet the needs of customers in different shopping modes. Payback on a store by store basis is expected in around three years.

The results of the trial with Sainsbury are encouraging so far, and three additional stores are being opened. Performance of the trial will be reviewed later in the year.

Customer reaction to the Pure Beauty concept has been positive. Evaluation of the trial will continue.

The drive to achieve retail excellence is designed to secure 98% on shelf availability of key lines by December 2002.

Trials of wellbeing services have demonstrated their potential to play an important role in driving footfall and generating additional in-store sales, and have the potential to become profitable. Additional product purchases by service users are driving higher store sales of 1.5% to 2.5% in stores with a full range of services.

As the business invests to drive top line growth there will be a continuing focus on increasing business efficiency with plans to outsource the information systems function, a review of the logistics operation and a review of manufacturing capacity.

Summary of Financial Performance

For the year ended 31st March 2002

- Turnover increased by 2.0% to £5,332.2m
- Boots Retail sales up 2.5% (1.5% like for like) with Boots The Chemists sales up 2.0% (1.3% like for like)
- Health & Beauty sales up 4.8% (3.3% like for like)
- Boots Healthcare International sales up 12.5% (0.5% like for like)
- Boots Retail International sales down 4.3% (comparable increase of 3.8%)
- Halfords sales up 11.1%, excluding garage servicing (5.6% like for like)
- Operating profit before exceptional items increased by 7.8% to £625.5m
- Group profit before tax and exceptionals increased by 9.9% to £638.7m
- Group profit before tax increased 21.0% to £595.8m
- Exceptional operating costs of £16.4m were incurred in the period
- Capital expenditure was £171.8m (2001 £222.0m)
- Basic earnings per share before exceptionals increased by 9.9% to 49.9p
- The proposed final dividend will be 19.3p per share (2001 18.5p), an increase of 4.3%, bringing the total dividend to 27.4p per share (2001 26.3p), an increase of 4.2%
- Share buyback – during the financial year we announced our intention to buy back £300m worth of shares. So far we have repurchased 7.0m shares for £45.9m in total
- The effective tax rate, before exceptional items, was 31.0%
- Operating cash flow before exceptional items increased by £58.1m to £751.7m

- Net debt was reduced during the year to £146.3m (2001 £410.2m)

- Achieved target of annualised cost savings of £250m by 31st March 2002. The impact on the P&L account was £108m during the year. P&L savings now total £194m to March 2002.

Summary of Business Performance

For the year ended 31st March 2002

	Turnover			Profit before exceptional items	
	Total £m	**% growth**	**% like for like**	**£m**	**% growth**
Boots The Chemists	4,070.6	2.0	1.3	629.0	5.0
bootsphoto.com	0.1	***	***	(6.9)	(6.2)
Boots Wellbeing Services (i)	231.0	12.9	4.1	(33.1)	***
Digital Wellbeing	1.4	***	***	(16.9)	***
Boots Retail	4,303.1	2.5	1.5	572.1	1.0
Boots Retail International	40.3	(4.3)	***	(24.1)	44.5
	4,343.4	2.4	1.5	548.0	4.8
Boots Healthcare International	407.3	12.5	0.5	66.7	11.9

Halfords	528.7	4.0	4.6	54.3	29.6
Group and other (ii)	52.8	***	***	(43.5)	2.0
Group turnover/operating profit	5,332.2	2.0	1.5	625.5	7.8
Interest				13.2	***
Group profit before tax and exceptionals				638.7	9.9
Notes					
(i) Includes Boots Opticians	204.7	4.4	3.3	9.4	***
(ii) Includes handbag.com	0.6	20.0	***	(2.1)	43.2

Boots Retail

Boots The Chemists

- Sales up 2% to £4,071m (+ 1.3% like for like)
- Operating profit before exceptionals up 5% to £629m.
- Gross margin up 0.4 percentage points due to changes in product mix and cost savings.
- Cost saving targets continued to be met, releasing funds in particular for investment in upweighted advertising.
- Health and Beauty sales up 4.8% (like for like + 3.3%) with stronger performance (+ 5.6%) in the second half. Overall market share increased 0.1 percentage points.

- Major brand launches, including Botanics Cosmetics, Detox and Time Delay, contributed to strong market share gains in cosmetics and fragrance. Power brands now account for 7.9% of sales.

- The impact of abolition of RPM on OTC medicines was successfully managed with effective promotions generating incremental sales and a neutral profit impact. The recent decline in our share of the overall healthcare market has slowed.

- Sales of other core categories down 4.0%. Good recovery of Baby sales in H2.
- The planned removal of leisure merchandise from store inventories is now effectively complete.

- Store openings included seven edge of town stores, six Pure Beauty stores and six Boots at Sainsbury's. Lessons learned from 23 new format stores being applied to store refurbishment programme.

- Relaunch of the Advantage Card boosted membership and usage. Extended to healthcare products.

Opticians

- Sales were up 4.4% to £204.7m. Operating profit up 113.6% to £9.4m. Stronger second half performance reflecting a broader customer offer and particular strength in contact lens sales.

- Five LASIK clinics are now open. Customer demand has been high, generating £9m of sales. This business has broken even in its first full year of trading. A further five clinics will open this year.

Dentalcare

- A further 24 dental practices were opened, taking the total to 54 nationwide. We now have over 100,000 registered patients. Sales during the year exceeded £13m and demand is growing in line with expectations.

Footcare

- A further 19 chiropody practices took the total to 44. Over 80,000 patients are registered. Performance is meeting expectations as we develop more advanced, added value treatments.

Health & Beauty Services

- A further eight in-store centres brought the total to 10. Good progress has been made and research shows high levels of customer satisfaction.

Hearingcare

- We opened 47 Hearingcare centres in Boots Opticians stores during the year. The business is performing to plan. A further 39 centres will open this year.

Digital Wellbeing (share of joint venture)

- Sales £1.4m. Operating loss £(16.9)m.

- The results from our e-commerce site, wellbeing.com reflect opening costs in the first year of trading. Customer satisfaction ratings are very high and order values will rise as more premium fragrance and cosmetic brands are introduced.

Boots Retail International

- Total sales were £40.3m, up 3.8% on a comparable basis reflecting implementation of the new business model and the closure of stores in Japan.

- Operating losses before exceptional items reduced by 44.5% to £24.1m

- Good progress has been made in cutting operating losses and trialling a flexible, low cost implant model capable of being rolled out at faster pace. Higher margin Boots brand sales grew during the year by 31%. We have announced plans to put implants into around 100 Watsons drug stores in Taiwan and into around 20 TOPS supermarkets in Thailand.

- Sales in the Netherlands through Etos stores grew in line with expectation as national distribution was reached. Trialling of Boots brand implants continues in Italy (with Esselunga).

Boots Healthcare International

- Sales up 12.5% to £407.3m (like for like + 0.5%)

- Operating profit before exceptionals up 11.9% to £66.7m.

- Like for like sales, excluding Clearasil, were flat as the result of trade stockpiling at the end of the previous financial year in anticipation of the abolition of RPM. Nevertheless, market share increased and retailer pressure to reduce margins was resisted.

- Growth in sales of Nurofen (+7.5%) and Strepsils (+2%) was achieved despite the low incidence of colds and flu in the UK and other key markets. New products and extension into new territories maintained brand momentum.

- Excluding Clearasil, sales of core skincare brands which were particularly affected by the abolition of RPM in the UK and the sale of Onagrine declined by 9.9%.

- The integration of Clearasil was completed on schedule and the inherited sales decline of 10-15% was quickly reversed. Distributors have been appointed in the US and Japan and European manufacturing has been transferred to our own production. The revitalisation of the brand is well under way.

- Total brand investment represented 27.7% of sales.

Halfords

- Sales were up 4% to £528.7m, over 11% excluding the garage servicing business sold during the year.
- Operating profit was up 29.6% to £54.3m driven by good sales growth across most categories. Margins benefited from effective buying and promotions.
- A further 41 stores were refitted during the year to the Arcade format and 10 new stores were opened.

- In April we announced our intention to dispose of Halfords by demerger or possible sale.

handbag.com (share of joint venture)

- Losses in this business continue to reduce and break-even is anticipated in 2003/4. Revenues in the year were up by 20%.

THE BOOTS COMPANY PLC

PRELIMINARY RESULTS

GROUP PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31st MARCH 2002

	Notes	Before exceptional items 2002 £m	Total 2002 £m	Restated * Before exceptional items 2001 £m	Restated * Total 2001 £m
Turnover: group and share of joint ventures	1		**5,332.2**		5,226.2
Less: share of joint ventures' turnover			**(3.9)**		(5.3)
Group turnover			**5,328.3**		5,220.9
Group operating profit		**646.4**	**630.0**	603.1	552.6
Share of operating loss of joint ventures		**(20.9)**	**(20.9)**	(23.1)	(23.1)
Total operating profit including share of joint ventures	2	**625.5**	**609.1**	580.0	529.5
(Loss)/profit on disposal of fixed assets	3	**-**	**(6.0)**	-	3.2

Loss on disposal of businesses	3,9	**-**	**(14.9)**	-	(41.6)
Share of joint venture loss on closure of business	3,9	**-**	**(5.6)**	-	-
Profit on ordinary activities before interest		**625.5**	**582.6**	580.0	491.1
Net interest receivable and similar items	4	**13.2**	**13.2**	1.1	1.1
Profit on ordinary activities before taxation		**638.7**	**595.8**	581.1	492.2
Tax on profit on ordinary activities	5	**(198.1)**	**(191.2)**	(182.5)	(169.4)
Profit on ordinary activities after taxation		**440.6**	**404.6**	398.6	322.8
Equity minority interests		**(0.3)**	**(0.3)**	(0.2)	(0.2)
Profit for the financial year attributable to shareholders		**440.3**	**404.3**	398.4	322.6
Dividends paid and proposed	6		**(240.6)**		(231.6)
Retained profit for the financial year			**163.7**		91.0
Basic earnings per share	7	**49.9p**	**45.9p**	45.4p	36.7p
Diluted earnings per share	7	**49.8p**	**45.8p**	45.2p	36.6p
Dividends per share	6		**27.4p**		26.3p

* Restated on adoption of FRS19 (see note 11)

Exceptional operating items are explained in note 3.

THE BOOTS COMPANY PLC

PRELIMINARY RESULTS

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE YEAR ENDED 31st MARCH 2002

	2002 £m	Restated * 2001 £m
Profit for the financial year attributable to shareholders	**404.3**	322.6
Surplus/(deficit) on revaluation of properties	**1.5**	(1.8)
Impairment losses on revalued assets	**-**	(0.1)
Currency translation differences on foreign currency net		
investments	**(3.0)**	6.1
Total recognised gains and losses for the year	**402.8**	326.8
Prior year adjustment in respect of adoption of FRS19	**(98.0)**	

Total recognised gains and losses	**304.8**	

NOTE ON HISTORICAL COST PROFITS AND LOSSES

FOR THE YEAR ENDED 31st MARCH 2002

	2002 £m	Restated * 2001 £m
Reported profit on ordinary activities before taxation	**595.8**	492.2
Realisation of property revaluation surpluses	**0.7**	6.3
Difference between historical cost depreciation charge and		
actual charge for the year calculated on revalued amounts	**2.2**	2.9
Historical cost profit on ordinary activities before taxation	**598.7**	501.4
Historical cost profit retained	**166.6**	100.2

* Restated on adoption of FRS19 (see note 11)

THE BOOTS COMPANY PLC

PRELIMINARY RESULTS

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

FOR THE YEAR ENDED 31st MARCH 2002

	2002 £m	Restated * 2001 £m
Total recognised gains and losses for the year	**402.8**	326.8
Dividends	**(240.6)**	(231.6)
New share capital issued (net of expenses)	**0.7**	0.9
Repurchase of shares	**(45.9)**	-
Goodwill released on disposal of businesses	**22.4**	17.9
Net increase in shareholders' funds	**139.4**	114.0
Opening shareholders' funds (restated)	**1,878.2**	1,764.2

Closing shareholders' funds	**2,017.6**	1,878.2

* Restated on adoption of FRS19 (see note 11)

THE BOOTS COMPANY PLC

PRELIMINARY RESULTS

GROUP BALANCE SHEET

31st MARCH 2002

	2002 £m	Restated * 2001 £m
Fixed assets		
Intangible assets	**298.2**	304.6
Tangible assets	**1,727.7**	1,812.8
Investment in joint ventures	**18.0**	20.6
Other investments	**103.7**	120.1
	2,147.6	2,258.1

Current assets		
Stocks	**648.1**	646.7
Debtors falling due within one year	**550.0**	465.8
Debtors falling due after more than one year	**96.1**	41.9
Current asset investments and deposits	**308.7**	74.0
Cash at bank and in hand	**100.4**	74.0
	1,703.3	1,302.4
Creditors: Amounts falling due within one year	**(1,174.7)**	(1,082.0)
Net current assets	**528.6**	220.4
Total assets less current liabilities	**2,676.2**	2,478.5
Creditors: Amounts falling due after more than one year	**(480.0)**	(451.9)
Provisions for liabilities and charges	**(177.9)**	(147.7)
Net assets	**2,018.3**	1,878.9
Capital and reserves		
Called up share capital	**223.2**	224.9

Share premium account	**253.9**	253.3
Revaluation reserve	**254.4**	255.8
Capital redemption reserve	**42.6**	40.8
Profit and loss account	**1,243.5**	1,103.4
Equity shareholders' funds	**2,017.6**	1,878.2
Equity minority interests	**0.6**	0.6
Non-equity minority interests	**0.1**	0.1
	2,018.3	1,878.9

* Restated on adoption of FRS19 (see note 11)

THE BOOTS COMPANY PLC

PRELIMINARY RESULTS

GROUP CASH FLOW STATEMENT

FOR THE YEAR ENDED 31st MARCH 2002

	Notes	2002 £m	2001 £m
Cash inflow from operating activities	8	**722.4**	664.4

Returns on investment and servicing of finance		**40.7**	(22.6)
Taxation		**(139.2)**	(167.4)
Purchase of fixed assets		**(172.1)**	(461.8)
Disposal of fixed assets		**62.2**	48.9
Disposal of own shares		**7.7**	7.9
Acquisitions and disposals	9	**3.9**	(32.7)
Equity dividends paid		**(234.5)**	(224.0)
Cash inflow/(outflow) before use of liquid resources and financing		**291.1**	(187.3)
Management of liquid resources		**(234.3)**	305.2
Financing	8	**(55.2)**	(71.4)
Increase in cash in the year		**1.6**	46.5

Cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand.

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

FOR THE YEAR ENDED 31st MARCH 2002

	Notes	2002 £m	2001 £m

Increase in cash in the year		**1.6**	46.5
Cash outflow/(inflow) from change in liquid resources		**234.3**	(305.2)
Cash outflow from change in borrowings and lease			
financing	8	**20.0**	72.3
Movement in net debt resulting from cash flows		**255.9**	(186.4)
Loan notes issued as settlement for acquisition		**-**	(1.6)
Borrowings of business disposed		**-**	3.3
Finance lease additions		**(11.6)**	(7.3)
Increase in value of investment in 10.125% bond 2017		**21.9**	19.9
Currency and other non-cash adjustments		**(2.3)**	(0.5)
Movement in net debt during the year		**263.9**	(172.6)
Opening net debt		**(410.2)**	(237.6)
Closing net debt		**(146.3)**	(410.2)

Net debt comprises cash, liquid resources, finance leases and all other borrowings.

NOTES ON RESULTS

1. Turnover by business segment

	Notes	Total 2002 £m	External 2002 £m	Restated ** Total 2001 £m	Restated ** External 2001 £m
Continuing operations:					
Boots Retail	a	**4,303.1**	**4,303.1**	4,197.5	4,197.5
Boots Retail International	b	**40.3**	**40.3**	42.1	42.1
		4,343.4	**4,343.4**	4,239.6	4,239.6
Boots Healthcare International		**407.3**	**385.5**	362.0	341.5
Halfords		**528.7**	**528.5**	508.5	508.1
Group and other	c	**74.8**	**74.8**	137.0	137.0
		5,354.2	**5,332.2**	5,247.1	5,226.2
Inter-segmental	d	**(22.0)**	-	(20.9)	-
Turnover: group and share of joint ventures		**5,332.2**	**5,332.2**	5,226.2	5,226.2

Notes

a) Boots Retail includes:

Boots The Chemists		**4,070.6**	**4,070.6**	3,991.5	3,991.5

bootsphoto.com		**0.1**	**0.1**	-	-
Boots Wellbeing Services	e	**231.0**	**231.0**	204.6	204.6
Digital Wellbeing - share of joint venture		**1.4**	**1.4**	0.1	0.1
Other internet activity		**-**	**-**	1.3	1.3
		4,303.1	**4,303.1**	4,197.5	4,197.5

b) Boots Retail International includes share of Japan joint venture, £1.9m (2001 £4.7m).

c) Group and other includes:

Boots Properties (external)	f	**8.8**	**8.8**	9.3	9.3
Boots Contract Manufacturing (external)		**65.3**	**65.3**	127.2	127.2
handbag.com - share of joint venture		**0.6**	**0.6**	0.5	0.5
Other		**0.1**	**0.1**	-	-
		74.8	**74.8**	137.0	137.0

d) Turnover of the business segments includes inter-segmental sales as follows:

Halfords		**0.2**		0.4	
Boots Healthcare International		**21.8**		20.5	
		22.0		20.9	

e. Boots Wellbeing Services includes Boots Opticians sales of £204.7m (2001 £196.1m).
f. Boots Properties' turnover includes development income of £1.0m (2001 £0.6m).

** Restated for the new group segmentation basis (see note 11)

2. Profit before interest by business segment

	Notes	Before exceptional items 2002 £m	Total 2002 £m	Restated ** Before exceptional items 2001 £m	Restated ** Total 2001 £m
Continuing operations:					
Boots Retail	a	**572.1**	**546.8**	566.3	540.9
Boots Retail International	b	**(24.1)**	**(35.3)**	(43.4)	(66.8)
		548.0	**511.5**	522.9	474.1
Boots Healthcare International		**66.7**	**56.5**	59.6	42.3
Halfords		**54.3**	**58.2**	41.9	43.1
Group and other	c	**(43.5)**	**(43.6)**	(44.4)	(68.4)
Profit before interest		**625.5**	**582.6**	580.0	491.1

Notes

a) Boots Retail includes:

Boots The Chemists		**629.0**	**614.1**	599.2	573.8
bootsphoto.com		**(6.9)**	**(17.3)**	(6.5)	(6.5)
Boots Wellbeing Services	d	**(33.1)**	**(33.1)**	(14.5)	(14.5)
Digital Wellbeing - share of joint venture		**(16.9)**	**(16.9)**	(8.9)	(8.9)
Other internet activity		**-**	**-**	(3.0)	(3.0)
		572.1	**546.8**	566.3	540.9

b) Boots Retail International includes share of Japan joint venture loss, £1.9m (2001 £10.5m).

Net loss on closure of business of £5.6m is included within exceptional items (see note 9).

c) Group and other includes:

Boots Properties (external)	e	**4.1**	**3.3**	1.9	1.7
Boots Contract Manufacturing (external)		**1.9**	**1.9**	2.6	(18.4)
handbag.com – share of joint venture		**(2.1)**	**(2.1)**	(3.7)	(3.7)
Group costs		**(47.4)**	**(46.7)**	(45.2)	(48.0)
		(43.5)	**(43.6)**	(44.4)	(68.4)

d) Boots Wellbeing Services includes Boots Opticians profit of £9.4m (2001 £4.4m)

e) Boots Properties' results include development profit of £0.9m (2001 £0.6m)

** Restated for the new group segmentation basis (see note 11)

Exceptional items are explained in note 3

3. Exceptional items

		2002 £m	2001 £m
Exceptional operating items		**(16.4)**	(50.5)
(Loss)/profit on disposal of fixed assets		**(6.0)**	3.2
Loss on disposal of businesses (see note 9)		**(20.5)**	(41.6)
Total exceptional items before taxation		**(42.9)**	(88.9)

Attributable tax credit		**6.9**	13.1
		(36.0)	(75.8)

The exceptional operating items in the current period comprise of a £10.4m charge relating to the withdrawal of the on-line photographic services of bootsphoto.com and £6.0m additional costs incurred within Boots The Chemists on the cost reduction programme and leisure exit.

Exceptional operating items in the year to 31st March 2001 include cost reduction programme and leisure exit costs, which fell across several business segments and costs of £5.2m that were incurred as Boots Healthcare International integrated Clearasil into its existing operations.

4. Net interest receivable and similar items

	2002 £m	2001 £m
Interest payable and similar charges	**(22.9)**	(39.0)
Interest receivable and similar income	**14.5**	20.2
Increase in value of investment in 10.125% bond 2017	**21.9**	19.9
Share of interest of joint ventures	**(0.3)**	-
	13.2	1.1

Interest payable and similar charges includes interest payable on the 10.125% bond 2017 of £25.3m (2001 £25.3m) and Eurobond of £16.5m (2001 £16.5m) and income from interest rate swaps of £29.3m (2001 £15.1m).

The 10.125% bond will be redeemed on 25th June 2002. At redemption there will be no further impact on the profit and loss account.

The bond was issued for £250m in 1992 and a year later a Boots subsidiary bought the bond together with all coupons after June 2002 for £120m. The external borrowings balance of £130m will have been completely discharged by the interest payments of £25m per annum by 24th June 2002. This interest payment is included in the interest payable line above but in economic terms represents a combination of capital and interest. Consequently the capital element is shown and hence netted off as a credit in 'increase in value of investment in bond'.

5. Tax on profit on ordinary activities

	2002 £m	Restated* 2001 £m
The charge on the profit for the year consists of:		
UK tax	**179.1**	161.6
Overseas tax	**18.4**	10.1
	197.5	171.7
Share of tax credit of joint ventures	**(6.3)**	(2.3)
	191.2	169.4

A tax credit totalling £6.9m (2001 credit £13.1m) attributable to the exceptional items shown in note 3 is included above.

Taxation has been provided at an estimated effective rate excluding profits and losses on the sale of fixed assets and businesses of 31.1% (2001 32.1%, having been restated for FRS 19).

* FRS 19 - 'Deferred Tax' has been adopted for the first time in this year. The standard requires that deferred tax be recognised in respect of all timing differences that have originated, but not reversed, by the balance sheet date. Prior to 1st April 2001, the group accounting policy was to provide deferred tax using the partial provision approach rather than the full provision method. The change in policy has been accounted for as a prior period adjustment and previously reported figures have been restated accordingly. The effect has been to reduce profit after tax by £15.7m (2001 £10.6m) and to reduce net assets by £113.7m (2001 £98.0m).

6. Dividends

The directors have proposed a final dividend of 19.3p per share which amounts to approximately £169.1m. If approved the total dividends for the year will be 27.4p per share (2001 26.3p per share). The final dividend will be paid on 16th August 2002 to shareholders registered on 14th June 2002. Most shareholders (excluding those in Canada and the USA) will have the opportunity to reinvest their cash dividend in existing shares bought on the London Stock Exchange through a dividend reinvestment plan. The company's registrars must receive all applications to join that plan or amend existing instructions under it by 17.00 hours on 26th July 2002.

7. Earnings per share

	2002	Restated * 2001
Basic earnings per share before exceptional items	**49.9 p**	45.4 p
Effect of exceptional items	**(4.0)p**	(8.7)p
Basic earnings per share	**45.9 p**	36.7 p
Diluted earnings per share before exceptional items	**49.8 p**	45.2 p
Effect of exceptional items	**(4.0)p**	(8.6)p

Diluted earnings per share	**45.8 p**	36.6 p

	2002 £m	Restated * 2001 £m
Earnings		
The calculation of basic and diluted earnings per share is based on:		
Earnings for adjusted basic and diluted earnings per share		
calculation	**440.3**	398.4
Exceptional items	**(36.0)**	(75.8)
Earnings for basic and diluted earnings per share calculation	**404.3**	322.6

	2002 million	2001 million
Number of Shares		
Weighted average number of shares used in basic earnings per share		

calculation	**881.6**	878.2
Dilutive effect of options	**2.4**	2.7
Weighted average number of shares used in diluted earnings per		
share calculation	**884.0**	880.9

The weighted average number of shares used in basic earnings per share calculation excludes shares held by The Boots ESOP Trust and the QUEST.

The dilutive effect relates to options under an employee savings related scheme and executive option schemes.

Basic and diluted earnings per share before exceptional items are disclosed to reflect the underlying performance of the group.

* Restated on adoption of FRS19 (see note 11)

8. Notes to the Group Cash Flow Statement

	2002 £m	2001 £m
Reconciliation of operating profit to operating cash flows		
Group operating profit before exceptional items	**646.4**	603.1
Depreciation, amortisation and impairments of fixed assets	**163.4**	159.9
Permanent diminution – QUEST	**-**	0.8

Loss on disposal of fixed assets	**5.6**	7.0
Increase in working capital	**(63.9)**	(72.9)
Other non-cash movements	**0.2**	(4.3)
Net cash inflow before expenditure relating to exceptional items	**751.7**	693.6
Exceptional operating cash flows	**(29.3)**	(29.2)
Cash inflow from operating activities	**722.4**	664.4
Exceptional operating cash flows		
Restructuring and integration costs paid	**(29.3)**	(29.2)
	(29.3)	(29.2)
Financing		
Capital element of finance lease rental agreements	**(7.9)**	(9.2)
Decrease in other borrowings	**(12.1)**	(63.1)
Cash outflow from change in borrowings and lease financing	**(20.0)**	(72.3)
Issue of ordinary share capital	**0.7**	0.9
Repurchase of shares	**(35.9)**	-
	(55.2)	(71.4)

9. Acquisition and disposal of businesses

(i) Acquisitions

There were no significant acquisitions during the year. Boots The Chemists acquired a number of pharmacy businesses. There were no significant fair value adjustments in respect of any of these acquisitions.

(ii) Disposals

	2002	2001
	£m	£m
Net assets disposed of	**(12.2)**	(19.9)
Related goodwill	**(22.4)**	(17.9)
Disposal and other termination costs	**(5.5)**	(5.4)
Consideration	**25.2**	1.6
Loss on disposal of businesses	**(14.9)**	(41.6)
Share of joint venture loss on closure of business	**(5.6)**	-
Total loss on disposal	**(20.5)**	(41.6)

The principal disposals during the year were:

In July 2001, skincare brands, Onagrine and Nobacter, were sold to Beiersdorf, and the factory in France was disposed of, for a total consideration of £20.9m (FF222.5m). The loss on disposal was £10.2m, including goodwill of £22.4m written back which had been previously written off to reserves.

In July 2001, an agreement was reached with the Mitsubishi Corporation (a joint venture partner) to close retail trial stores in Japan. Exit costs in the year were £8.0m, of which £5.6m relates to the joint venture.

In August 2001, the Halfords garage servicing business was sold to the Automobile Association, a wholly owned subsidiary of Centrica, for net proceeds of £4.3m. The loss on disposal was £2.3m.

The principal disposals in the comparative period were the transfer of the Dutch retail operation to Etos, part of Royal Ahold, the Netherlands' largest retail group; the sale of Boots Healthcare International's Italian over-the-counter business to Italian pharmaceuticals company, Zeta and the substantially completed sale of Roval, a private label manufacturing business in France and Spain, to the existing Roval management team.

(iii) Net cash inflow/(outflow) for acquisitions and disposals

	2002 £m	2001 £m
Net cash inflow/(outflow):		
Acquisition of businesses	**(0.6)**	(2.9)
Instalment received on loan made to W H Smith	**-**	10.0
Disposal of businesses	**25.2**	(0.2)
Overdrafts sold with businesses	**-**	0.3
Deferred consideration in respect of prior year disposals	**1.0**	-
Costs of disposals paid	**(3.4)**	(5.2)
Investment in joint ventures	**(19.9)**	(33.6)
Repayment of loan by joint venture	**1.6**	-

Disposal of investment by minority interest in subsidiary undertaking	-	(1.1)
	3.9	(32.7)

10. Pensions

During the year we announced that Boots' £2.4bn pension scheme had adopted an investment strategy to reduce investment risk by selling all its equities and short term bonds and moving 100% into AAA/Aaa sovereign long-dated sterling bonds which closely match the pension liabilities.

Matching pension assets and liabilities has reduced the risk of a material pension fund deficit, which would have to be met by increased company contributions, as well as fixing the company's long term pension contribution at about £50m per annum. It has also reduced annual management charges and costs from about £10m to £0.25m and increased security for scheme members, as the value of assets should always be enough to pay all pensions, regardless of movements in financial markets.

The three-year actuarial valuation, as at 1st April 2001, was finalised during the year. This values pension liabilities by discounting members' accrued pension rights at a AAA bond yield and takes pension assets at their market value. The actuarial valuation showed a surplus of £130m and the legal Minimum Funding Requirement showed a funding level of 138%, indicating that the pension scheme is in a healthy position.

Following the actuarial valuation, the company and trustees have agreed to maintain company contributions at £50m per annum for three years from the valuation date. These cash contributions are treated as prepayments under SSAP24 and have had no impact on profit.

FRS 17 discounts pension commitments, including salary growth, at a AA bond yield. The value of liabilities at 31st March 2002 was £2.2bn and the market value of assets was £2.4bn, giving a pension scheme surplus of £0.2bn, before tax.

The service or operating cost for the full year under FRS 17 would have been about £72m. The cost after net investment returns would be about £60m, or £63m if the fund had been in bonds for the whole year.

The group will adopt FRS 17 in the financial statements for 2003.

11. Basis of preparation

Financial Reporting Standard (FRS) 19 - 'Deferred Tax', has been adopted in the year and the comparative figures have been restated accordingly. The effect on profit after tax is shown in note 5. The effect on earnings per share after exceptional items has been a reduction from 47.6p to 45.9p (2001 from 37.9p to 36.7p). Diluted earnings per share after exceptional items have been reduced from 47.5p to 45.8p (2001 from 37.8p to 36.6p).

In May 2001, the group signalled that following the reorganisation to create a more integrated business, it would use a new segmental analysis to present its financial results. The restated figures on the revised segmental basis are shown in notes 1 and 2.

12. Other Information

The preliminary figures for the financial year ended 31st March 2002 together with the corresponding amounts for 2001 are not the statutory accounts of the company for these financial years. Statutory accounts for the previous year have been delivered to the Registrar of Companies, whereas those for the financial year ended 31st March 2002 will be delivered to the Registrar of Companies following the next annual general meeting. The auditors have reported on the statutory accounts for both financial years; these reports were unqualified and did not contain a statement under section 237 of the Companies Act 1985.

The full report and accounts on which the auditors have issued an unqualified report or the summary financial statement will be posted to shareholders by 25th June 2002. Copies will be available from The Secretary, The Boots Company PLC, Nottingham, NG2 3AA.

The annual general meeting will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London at 11.00 hours on Thursday 25th July 2002.

The presentation to analysts will be broadcast live at 09.00 hours BST on Thursday 30th May 2002.

The slide presentation will be available from 10.00 hours BST on the same day. Both can be accessed from the Investor Information page at www.boots-plc.com.

Issued by The Boots Company PLC

Contact: Analysts/Investors: Peter Baguley

Media: Francis Thomas

Direct line: 0207 547 2245 until 13.00 hours BST on Thursday, 30th May 2002

0115 968 7171 after 13.00 hours BST on Thursday, 30th May 2002

Notes to Broadcast Editors

New Beta background pictures have been sent to you under separate cover. If you have not received a copy please contact Newscast on 020 7608 0234.

Notes to Picture Editors

Photographs of Boots Chief Executive, Steve Russell, are available at www.newscast.co.uk

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Company	Boots Co PLC
TIDM	BOOT
Headline	First Quarter Sales
Released	07:01 25 Jul 2002
Number	0969Z

FIRST QUARTER SALES

Sales increases/(decreases) for the first quarter to June 2002 compared with the first quarter to June 2001 were:

	Actual %	Like for Like %
Boots Retail	2.5	1.5
Boots Retail International	8.4*	6.7
Halfords	5.5*	(0.2)
Boots Healthcare International	13.1**	16.2
Discontinued operations	(0.9)	

* Excluding discontinued operations

** At comparable exchange rates

****

The breakdown of performance within Boots Retail was:

	Actual %	Like for Like %
Boots The Chemists	1.4	0.9
- Health and Beauty	2.7	1.9
Boots Wellbeing Services	22.9	12.1
- Boots Opticians	13.2	10.0
Digital Wellbeing	153.2	237.6

Total Boots Retail	**2.5**	**1.5**

Commenting on first quarter sales Boots chief executive, Steve Russell, said:

"The first quarter was challenging - Boots Retail was up against strong results last year and our sales were affected by poor weather and one-off events.

Importantly, our recently announced programme of new product launches, store refurbishments and improvements to our supply chain are on track. We are confident that these initiatives will secure higher levels of sales increases as the year progresses."

The main features of the quarter were:

Boots Retail - Boots The Chemists

Total sales increased by 1.4%, 0.9% on a like for like basis, with health and beauty sales growing by 2.7%, (1.9% like for like). The combined effect of poor weather and one-off events in the quarter adversely affected sales by 1.5%, although comparable product sales per square metre grew by 2.5%. As described below, due to variation in performance across the categories, the quarter saw a somewhat weaker sales mix than expected.

Cosmetics and fragrance grew by 9.4%, with particularly strong performances in premium categories. With weak performance in sun-related product groups, toiletries sales declined by 1.6%. Following strong sales in the first quarter last year, as a result of the abolition of RPM, OTC and vitamin sales were flat. Dispensing sales grew strongly at 7.5%

A decline in the photo market contributed to a reduction in photo sales of 8.5%, whilst sales in the baby category increased by 3.0% continuing the recovery seen in the previous quarter. Food sales were down by 4.7% with Easter related merchandise falling into the previous quarter.

Overall health and beauty market share was unchanged, with continuing trends of growth in cosmetics and fragrances offset by share loss in commodity toiletries and healthcare.

Boots Retail - Wellbeing Services

Sales increased by 22.9%, 12.1% on a like for like basis. In Boots Opticians, sales increased by 13.2% continuing the improved trend seen in the fourth quarter last year.

Boots Retail International

The improved performance in Boots Retail International is a result of the transition to the new implant model. Total sales increased by 8.4%, excluding the Japan joint venture closed last year, 6.7% on a like for like basis. Sales in Taiwan, where the new model is

in place, increased by 64.2% as implants were opened in Watsons stores.

Boots Healthcare International

Against a weak quarter last year, sales were ahead by 13.1% at comparable exchange rates and 16.2% on a like for like basis. Sales increased across all categories.

Halfords

Sales increased by 5.5% excluding the garage services business, sold last year.

Today the company announced the sale of Halfords to CVC Capital Partners for an initial cash consideration of up to £410m.

ENDS

For further information, please contact:

Investor Relations

Peter Baguley

Tel: 0207 798 4440 until 1.00 pm on 25th July

Mobile: 07770 440690 after 1.00 pm on 25th July

Media

Francis Thomas

Tel: 0207 798 4440 until 1.00 pm on 25th July

Mobile: 07836 660700 after 1.00 pm on 25th July

25th July 2002

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EXHIBIT 27


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Company	Boots Co PLC
TIDM	BOOT
Headline	Disposal
Released	07:01 25 Jul 2002
Number	0972Z

Boots to sell Halfords to CVC for £410 Million

The Boots Company PLC announces the sale of shares in Halfords to CVC Capital Partners. Under the terms of the sale up to £427 million is payable, £410 million in cash on completion and a further £17 million payable on achievement of certain sales targets in the period to 31 March 2003. There will also be a net asset adjustment at completion and Boots will be retaining certain limited liabilities. Boots announced in April that it planned to divest the Halfords business through either demerger or sale. The sale is expected to be completed at the end of August and is subject to European Commission approval. Boots intends to return the net proceeds of this sale to shareholders in the most effective way.

CVC is acquiring the Halfords chain of 400 stores and the head office in Redditch. All 9,800 Halfords employees will transfer with the business.

Boots chief executive, Steve Russell, said, "Halfords is an excellent, market leading, business. I am confident it will continue to grow under new ownership. This sale will further increase Boots focus on our health and beauty strategy. The proceeds of this sale will bring the total amount of capital returned to shareholders to more than £1.9 billion over the last eight years."

Jonathan Feuer, managing director of CVC commented, "This is a good opportunity for CVC to acquire a strong retail business with considerable national coverage. We look forward to building on business opportunities and implementing a focussed strategy for growth."

ENDS

/ Notes to Editors follow

Notes to Editors

1. Halfords is a retailer of car parts and accessories and cycles and cycle accessories. Halfords has 400 stores, comprising 330 Superstores (typically located in edge of town/ retail park locations), 58 High Street Stores and12 Motorway Stores.
2. Boots acquired Halfords in 1989.
3. As at 31 March 2002 the net assets of Halfords subject to the transaction were £144million and attributable goodwill previously written off to reserves was £349

million.

4. In Boots results for the financial year to 31 March 2002 Halfords reported a profit of £54 million on a turnover of £529 million.
5. In the ten years to 00/01 Halfords has grown sales by 75% (CAGR 5.8%) and pre tax operating profits by 11x (CAGR 27.3%)

6. In 1999 a new Arcade format was successfully trialed and achieved a significant sales uplift. Today there are 117 Arcade format stores with plans to convert a further 31 stores by August 2002.
7. In August 2001 Halfords garage servicing business was sold to the AA.
8. The Halfords own brand is the leading brand in its market place. Own brands accounted for 44% of sales in 01/02.
9. CVC is an independent multinational buy-out firm with a European network of eleven offices. Founded in 1981, CVC manages over US$ 8 billion in equity capital and has completed over 220 investments with a total value in excess of US$30 billion
10. In 2001 CVC was ranked number one in transaction value for continental Europe buy-outs completed over the last decade.

For further information contact:

Investor Relations

Peter Baguley

Tel: 0207 798 4440 until 1.00 pm on 25th July

Mobile: 07770 440690 after 1.00 pm on 25th July

Media

Francis Thomas

Tel: 0207 798 4440 until 1.00 pm on 25th July

Mobile: 07836 660 700 after 1.00 pm on 25th July

For CVC

Hogarth Partnership Limited

Rachel Hirst/Rebecca Davies

Tel: +44 (0)20 7357 9477

25th July 2002

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EXHIBIT 28




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Company	Boots Co PLC
TIDM	BOOT
Headline	Disposal
Released	14:56 30 Aug 2002
Number	5817A

Release date : 30 August 2002

Boots Completes Sale of Halfords

The Boots Company PLC (Boots) announces that it has today completed the sale of Halfords to CVC Capital Partners.

Boots now intends to return to shareholders the net proceeds of the sale through a share buy back programme. This is additional to the £300 million buy back programme initiated in March 2002 and nearing completion.

Boots chief executive, Steve Russell said, "I believe the sale of Halfords has been a good deal for our shareholders. It has allowed us to return cash as we continue to refocus Boots, building on our core strengths in health and beauty. The company remains well placed to invest in its store reinvigoration programme and the development of new and exciting Boots brand products."

Ends

For further information please contact:-

Investor Relations

Peter Baguley

Tel: +44 (0) 115 968 7171

Media

Francis Thomas

Tel: +44 (0) 115 968 7029

Mobile: +44 (0) 7836 660 700

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EXHIBIT 29


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Company	Boots Co PLC
TIDM	BOOT
Headline	Directorate Change
Released	12:00 10 Sep 2002
Number	9652A

Boots management changes

The Boots Company PLC today announces the retirement of Ken Piggott, managing director Boots Retail Operations, from the board of the company, together with senior management and organisational changes which further reinforce the focus on core business activities, and growth.

Ken Piggott (53), managing director Boots Retail Operations, has decided to retire from the board in January 2003 in order to pursue a change of lifestyle. From January, he will work for the company on its Social Responsibility agenda on a part-time basis.

The Boots Executive Committee, chaired by chief executive Steve Russell, is to be reinforced by the immediate addition of David Kneale, (48), currently director of trading for Boots Retail who in January takes on the new role of chief operating officer, Boots Retail, accountable for commercial trading, store operations and tactical marketing; together with Paul Stoneham, (40), managing director of Boots Healthcare International, who will also report directly to Steve Russell.

Barry Clare becomes strategic marketing and development director, and takes responsibility for driving forward growth strategies in health and beauty products and in the services and international businesses.

Steve Russell comments:

"I am confident that we have the right team, with realigned responsibilities, to both manage effectively the business we have and importantly drive our growth agenda with pace".

ENDS

Notes to Editors :

Ken Piggott

Ken joined the company in 1970. He became beauty business general manager in 1986, then managing director of Childrens World, Do It All, Halfords and Boots The Chemists successively.

David Kneale

David Kneale joined Boots in 1976 and held a number of senior roles across the business before becoming director of merchandise and marketing in 1995. He was appointed managing director, international retail in 1997. David then took an opportunity to gain experience outside Boots becoming managing director of Waterstone's Booksellers, part of the HMV Media group, in 1999. David left Waterstone's in 2001 and rejoined Boots as director of trading in January 2002.

Paul Stoneham

Paul Stoneham joined Boots, as managing director of Boots Healthcare International, from the NYSE listed company, Alberto Culver in May 2001. As president of Alberto Culver International, he was responsible for operations in 120 countries and developed the company's first global consumer brands strategy. Before joining Alberto Culver he held a number of senior positions at Procter & Gamble including becoming P&G's first European marketing director of health and beauty care.

For further information contact:

Investor Relations

Peter Baguley

Tel: +44 (0)115 968 7031

Mobile: 07770 440690

Media

Alastair Eperon

Tel: +44 (0)115 968 7023

Mobile: 07831 838761

10th September 2002

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EXHIBIT 30


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Company	Boots Co PLC
TIDM	BOOT
Headline	Directorate Change
Released	11:00 6 Nov 2002
Number	4047D

Release date : 6th November 2002

Fiona Harrison

Fiona Harrison has resigned from the Board of The Boots Company PLC, due to ill health, with immediate effect. She has been a non-executive director since 1994.

John McGrath, Boots chairman, comments : "We are extremely sorry that Fiona has decided to resign. She has made a distinctive and valuable contribution throughout her time on the Board, and most recently as chair of our Social Responsibilities Committee. We will all miss her deep interest in, and knowledge of, our customers and employees, and her understanding of the business climate in which we operate. She has been a great colleague and friend".

Ends.

For further information please contact:-

Investor Relations	**Media**
Peter Baguley	Francis Thomas
Tel: +44 (0) 207 495 8880	Mobile: +44 (0) 7836 660 700

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EXHIBIT 31

Full Text Announcement

Company	Boots Co PLC
TIDM	BOOT
Headline	Interim Results
Released	07:00 7 Nov 2002
Number	4700D

7th November 2002

HALF YEAR RESULTS TO 30TH SEPTEMBER 2002

- Sales in continuing operations up 4.4% to £2,382.4m
- Good progress in the first half
- Boots The Chemists trading performance encouraging, particularly in quarter 2 (up 5.7% like for like)
- Boots Healthcare International sales up 12% like for like
- Sale of Halfords completed in August
- Profit before tax up by 1.8% to £253.3m
- Profit before tax and exceptionals down by 2.8% to £2798.6m after increased planned investment of £40m in Boots The Chemists and Boots Healthcare International, and a £14m increase in pension costs

- Next stage of productivity programme to yield more than £100m of additional cost savings from non-store areas

- Earnings per share before exceptionals reduced by 3.1% to 22.1p
- Interim dividend increased by 3.7% to 8.4p per share
- Free cash flow increased from £181.1m to £498.1m
- £700m share buy back - £300m programme completed, return of Halfords net sale proceeds to commence

Commenting on the half year, Chief Executive Steve Russell said:

"I am encouraged by our performance in the first half. There have been good sales increases in Boots The Chemists and Boots Healthcare International, and our programme of investment in retail excellence is on track.

We are investing now in stores, people and product for higher sales and profit growth in the future.

We have the right product ranges and promotional plans for the important Christmas trading period.

I am confident that we will deliver a full year performance in line with our expectations at the start of the year."

Summary of business performance

For the half year ended 30th September 2002

	Turnover			Profit before exceptional items	
	Total £m	% growth	% like for like	£m	% growth
Boots The Chemists (note a)	1,993.3	3.8	3.3	256.4	(6.1)
Wellbeing Services (note b)	130.4	22.1	***	(16.1)	(1.3)
Boots Retail	2,123.7	4.8	***	240.3	(6.6)
Boots Healthcare International	218.0	11.4	12.0	35.2	(3.3)
Boots Retail International	18.2	(15.7)	5.5	(7.7)	37.9

Group and other	22.5	***	***	(21.3)	(10.4)
Continuing operations	2,382.4	4.4	***	246.5	(5.9)
Discontinued operation (note c)	234.9	***	***	22.5	***
Turnover/operating profit	2,617.3	2.5	***	269.0	(5.3)
Interest (note d)				10.6	***
Group profit before tax and exceptionals				279.6	(2.8)
Profit before tax				253.3	1.8
Group profit before tax and exceptionals from continuing operations				257.1	(3.2)

a) Boots The Chemists includes Digital Wellbeing in both periods and bootsphoto.com in the comparative period (see note 2).

b) Wellbeing Services includes Boots Opticians (including LASIK).

c) Halfords has been treated as a discontinued operation.

d) Interest excludes an exceptional credit of £100.6m (6 months to 30.9.01 £nil, 12 months to 31.3.02 £nil) - see notes 4 and 11.

Boots The Chemists

Sales Growth %

	Q1		Q2		H1	
	Actual	LFL	Actual	LFL	Actual	LFL
Health	4.7	3.9	8.5	8.0	6.6	6.0
Beauty and Toiletries	0.5	(0.5)	7.5	6.8	4.0	3.2
Other	(4.7)	(4.1)	(2.3)	(2.4)	(3.4)	(3.2)
Total	1.4	0.8	6.1	5.7	3.8	3.3

Sales in Boots The Chemists increased by 3.8% (3.3% like for like). Sales in the second quarter rose 6.1% or 5.7% on a like for like basis. Sales intensity increased by 3.9%. Price inflation for the half was 0.3%.

Average transaction values increased by 6.0%. The decline in transaction numbers was 3.2% for the half and 0.9% in the second quarter.

Health sales grew by 6.6% (6.0% like for like). Dispensing sales growth was strong through the half at 9.5% and OTC medicines performed well in the second quarter.

Beauty and Toiletries sales grew by 4.0% (3.2% like for like) with particularly strong performances in cosmetics, fragrance and skincare. Whilst photo sales declined, sales in the baby category continued their recovery.

As a result of our increased focus on health and beauty, other product category sales decreased by 3.4%, a reduction of 3.2% on a like for like basis.

Initiatives to drive higher levels of top-line sales growth announced in May are on track:-

Store Investment Programme

By the end of the first half 120 London stores had been refurbished with a further 45 stores completed in October. As planned a total of 300 stores will be completed by the end of March 2003.

New Products and Content

Recent product launches such as Mediterranean and the Essentials range have performed well. New launches for the second half year include important additions to our N° 7 and 17 ranges. In February we will be launching a new category - Healthy Living. Net investment in advertising and promotions increased by over £10m in the half.

On-Shelf Availability

The on-shelf availability of key lines which stood at 95% in June has improved to 97.9%, and on all lines to 97.8%, against our target of 98% by Christmas.

Gross margin was 0.3% down for the half as a result of sales mix.

Wellbeing Services

Opticians and eyecare sales increased by 12.4% (8.8% like for like) driven by the continued recovery in core optics sales together with growth in the LASIK business, now available in eight clinics.

Dentalcare sales more than doubled to £10.9m.

Operating losses in Wellbeing Services were virtually the same as last year. The company will present its plans for the future of this business on 21st January 2003.

Boots Healthcare International

Sales in Boots Healthcare International grew by 11.4% (11.2% at comparable exchange rates) or 12.0% on a like for like basis albeit against a weak comparative period last year, where the prior year trading patterns were disrupted by the abolition of RPM on OTC medicines.

Overall, core business grew by 13% driven by Nurofen +27.4%, Dermatitis +12.4%, Strepsils +4.6% and Clearasil +4.3%.

Operating profit at £35.2m was down by £1.2m but reflected the planned increase in brand investment of £10.4m, together with higher pension charges.

Boots Retail International

The decline in sales in Boots Retail International was due to the impact of closing the Japanese business last year. Apart from this, supplying the implants in Taiwan would have contributed 7.9% to sales growth but this was offset by store closures.

Operating losses reduced further by 38.3% to £7.7m.

Group

Share Buy Back and Halfords Disposal

During the period the £300m share buy back was completed with a total of 48.4m shares being repurchased. As announced at the time of the Halfords disposal a further share repurchase programme will utilise the proceeds of the disposal. This will commence in the second half. An exceptional loss of £128.6m resulted from the sale of Halfords, after goodwill of £349.3m previously written off to reserves. The sale of Halfords completes the disposal of businesses acquired as part of the purchase of Ward White.

Productivity Programme

As part of the on-going review of non-store costs the company today announces a programme to achieve at least an additional £100m of ongoing cost savings. The costs associated with realising these savings will amount to £100m over the next 2.5 years. These cost savings are additional to the £250m of cost savings delivered over the past three years. Part of the savings generated by the new programme will be invested in the customer through price, the store investment programme and new product development.

Digital Wellbeing Limited

Since the half year the company has agreed to acquire Granada's 40% stake in Digital Wellbeing Limited ("DWL") for £1. In addition, Boots placed DWL in funds to settle £5.1m of Granada's loan funding of the company.

Hedging of Property Lease Rental Commitments

During the period the group reviewed its treasury policy relating to the hedging of property lease rental commitments (see note 11 for further details). The company has decided not to hedge these commitments in the future and as a result has closed out £1,315m of interest rate swaps, £1,100m of which were lease related. The closure generates a surplus of £100.6m and this is shown as an exceptional credit on the interest line.

Pensions Accounting

Following the Accounting Standards Board proposal in July 2002 to extend the transitional regime of FRS17, the company has reconsidered its decision to adopt FRS17 in the financial statements for the current year and has decided to continue to account for pensions under SSAP24 until the definitive new standard emerges. This was communicated on 1st October. The estimated SSAP24 pension cost for the UK scheme for the year is £32m (12 months to 31st March 2002 £5m) of which £16.8m (six months to 30th September 2001 £2.5m) has been reflected in the first half.

The company will continue to provide information on both bases.

Net Debt

Net debt at 30th September was £9.7m, a reduction of £136.6m since 31st March 2002.

THE BOOTS COMPANY PLC

INTERIM RESULTS

GROUP PROFIT AND LOSS ACCOUNT

FOR THE HALF YEAR ENDED 30TH SEPTEMBER 2002

	Notes	**6 months to 30.9.02 £m**	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Turnover: group and share of joint ventures	1	**2,617.3**	2,553.7	5,332.2
Less: discontinued operation		**(234.9)**	(272.1)	(528.7)
Turnover from continuing operations and share of joint ventures		**2,382.4**	2,281.6	4,803.5
Less: share of joint ventures' turnover		**(1.2)**	(2.5)	(3.9)
Group turnover from continuing operations		**2,381.2**	2,279.1	4,799.6
Operating profit				
Operating profit from continuing operations		**258.6**	274.6	592.1
Discontinued operation		**22.5**	22.2	54.3
Total operating profit		**281.1**	296.8	646.4
Exceptional operating items	3	**-**	(16.4)	(16.4)

Group operating profit		**281.1**	280.4	630.0
Share of operating loss of joint ventures		**(12.1)**	(12.6)	(20.9)
Total operating profit including joint ventures	2	**269.0**	267.8	609.1
Profit/(loss) on disposal of fixed assets	3	**1.7**	(1.4)	(6.0)
Loss on disposal of businesses - continuing	3,9	**-**	(14.3)	(12.6)
Loss on disposal of businesses - discontinued	3,9	**(128.6)**	(2.3)	(2.3)
Share of joint venture loss on closure of business	3,9	**-**	(4.4)	(5.6)
Profit on ordinary activities before interest	2	**142.1**	245.4	582.6
Net interest *	4,11	**111.2**	3.5	13.2
Profit on ordinary activities before taxation		**253.3**	248.9	595.8
Tax on profit on ordinary activities	5	**(116.8)**	(84.4)	(191.2)
Profit on ordinary activities after taxation		**136.5**	164.5	404.6
Equity minority interests		**(0.4)**	(0.1)	(0.3)
Profit attributable to shareholders		**136.1**	164.4	404.3
Dividends	6	**(70.0)**	(71.5)	(240.6)

Profit retained		**66.1**	92.9	163.7
Basic earnings per share before exceptional items	7	**22.1p**	22.8p	49.9p
Basic earnings per share	7	**15.9p**	18.7p	45.9p
Diluted earnings per share before exceptional items	7	**22.1p**	22.7p	49.8p
Diluted earnings per share	7	**15.8p**	18.6p	45.8p
Dividends per share	6	**8.4p**	8.1p	27.4p

* Net interest includes an exceptional credit of £100.6m (6 months to 30.9.01 £nil, 12 months to 31.3.02 £nil) - see notes 4 and 11 for details.

THE BOOTS COMPANY PLC

INTERIM RESULTS

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE HALF YEAR ENDED 30TH SEPTEMBER 2002

	6 months to 30.9.02 £m	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Profit attributable to shareholders	**136.1**	164.4	404.3
Surplus on revaluation of properties	**17.1**	-	1.5
Currency translation differences on foreign currency net investments	**(5.3)**	(1.6)	(3.0)
Total recognised gains and losses relating to the period	**147.9**	162.8	402.8

NOTE ON HISTORICAL COST PROFITS AND LOSSES

FOR THE HALF YEAR ENDED 30TH SEPTEMBER 2002

	6 months to 30.9.02 £m	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Reported profit on ordinary activities before taxation	**253.3**	248.9	595.8

Realisation of property revaluation (deficits)/surpluses	**(1.9)**	(0.9)	0.7
Depreciation adjustment	**0.3**	0.5	2.2
Historical cost profit on ordinary activities before taxation	**251.7**	248.5	598.7
Historical cost profit retained	**64.5**	92.5	166.6

THE BOOTS COMPANY PLC

INTERIM RESULTS

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

FOR THE HALF YEAR ENDED 30TH SEPTEMBER 2002

	6 months to 30.9.02 £m	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Total recognised gains and losses relating to the period	**147.9**	162.8	402.8
Dividends	**(70.0)**	(71.5)	(240.6)
New share capital issued (net of expenses)	**0.1**	0.3	0.7

Repurchase of shares	**(253.7)**	-	(45.9)
Goodwill released on disposal of businesses	**349.3**	22.4	22.4
Net increase in shareholders' funds	**173.6**	114.0	139.4
Opening shareholders' funds	**2,017.6**	1,878.2	1,878.2
Closing shareholders' funds	**2,191.2**	1,992.2	2,017.6

THE BOOTS COMPANY PLC

INTERIM RESULTS

GROUP BALANCE SHEET

30TH SEPTEMBER 2002

	Notes	**At 30.9.02 £m**	At 30.9.01 £m	At 31.3.02 £m
Fixed assets				
Intangible assets	8	**290.3**	299.2	298.2

Tangible assets		**1,613.3**	1,733.7	1,727.7
Investments		**102.9**	128.1	121.7
		2,006.5	2,161.0	2,147.6
Current assets				
Stocks		**708.7**	702.5	648.1
Debtors		**628.4**	551.7	646.1
Investments and deposits		**522.3**	227.1	308.7
Cash at bank and in hand		**35.0**	59.2	100.4
		1,894.4	1,540.5	1,703.3
Creditors: amounts falling due within one year		**(1,101.7)**	(1,095.9)	(1,174.7)
Net current assets		**792.7**	444.6	528.6
Total assets less current liabilities		**2,799.2**	2,605.6	2,676.2
Creditors: amounts falling due after more than one year		**(440.1)**	(469.4)	(480.0)
Provisions for liabilities and charges		**(167.1)**	(143.4)	(177.9)
Net assets		**2,192.0**	1,992.8	2,018.3
Capital and reserves				

Called up share capital		**212.8**	224.9	223.2
Share premium account		**254.0**	253.6	253.9
Revaluation reserve		**273.1**	256.2	254.4
Capital redemption reserve		**53.0**	40.8	42.6
Profit and loss account		**1,398.3**	1,216.7	1,243.5
Equity shareholders' funds		**2,191.2**	1,992.2	2,017.6
Equity minority interests		**0.7**	0.5	0.6
Non-equity minority interests		**0.1**	0.1	0.1
		2,192.0	1,992.8	2,018.3

THE BOOTS COMPANY PLC

INTERIM RESULTS

RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS

FOR THE HALF YEAR ENDED 30TH SEPTEMBER 2002

	6 months to 30.9.02 £m	6 months to 30.9.01 £m	12 months to 31.3.02 £m

Reconciliation of operating profit to operating cash flows			
Group operating profit before exceptional items	**281.1**	296.8	646.4
Depreciation, amortisation and impairments of fixed assets	**85.5**	81.3	163.4
Loss on the disposal of tangible fixed assets	**2.6**	3.8	5.6
Increase in stocks	**(152.1)**	(57.4)	(3.3)
Increase in debtors, including pension prepayments	**(27.8)**	(42.3)	(126.1)
Increase/(decrease) in creditors	**48.7**	(9.9)	65.5
Other non-cash movements	**4.9**	(0.2)	0.2
Net cash inflow before exceptional items	**242.9**	272.1	751.7
Exceptional operating cash flows	**(4.5)**	(18.7)	(29.3)
Cash inflow from operating activities	**238.4**	253.4	722.4

GROUP CASH FLOW STATEMENT

FOR THE HALF YEAR ENDED 30TH SEPTEMBER 2002

	Notes	**6 months to 30.9.02 £m**	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Cash inflow from operating activities		**238.4**	253.4	722.4
Returns on investment and servicing of finance		**73.2**	27.9	40.7
Taxation		**(69.4)**	(37.1)	(139.2)
Purchase of fixed assets		**(69.9)**	(81.8)	(172.1)
Disposal of fixed assets		**29.0**	27.3	62.2
Disposal of own shares		**2.2**	5.5	7.7
Acquisition of businesses		**(3.5)**	(12.0)	(20.7)
Disposal of businesses	9	**371.2**	25.5	24.6
Equity dividends paid		**(168.5)**	(163.2)	(234.5)
Cash inflow before use of liquid resources and financing		**402.7**	45.5	291.1
Management of liquid resources		**(214.5)**	(153.4)	(234.3)
Financing *		**(283.4)**	(14.9)	(55.2)

(Decrease)/increase in cash in the period		(95.2)	(122.8)	1.6

Cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand.

* Financing includes repurchase of shares of £(264.0)m (6 months to 30.9.01 £nil, 12 months to 31.3.02 £(35.9)m).

THE BOOTS COMPANY PLC

INTERIM RESULTS

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

FOR THE HALF YEAR ENDED 30TH SEPTEMBER 2002

	6 months to 30.9.02 £m	6 months to 30.9.01 £m	12 months to 31.3.02 £m
(Decrease)/increase in cash in the period	**(95.2)**	(122.8)	1.6
Increase in liquid resources	**214.5**	153.4	234.3
Decrease in borrowings and lease financing	**19.5**	15.2	20.0
Movement in net debt resulting from cash flows	**138.8**	45.8	255.9
Finance lease additions	**(2.9)**	(1.9)	(11.6)

Increase in value of investment in 10.125% bond	**5.8**	10.7	21.9
Currency and other non-cash adjustments	**(5.1)**	(0.8)	(2.3)
Movement in net debt during the period	**136.6**	53.8	263.9
Opening net debt	**(146.3)**	(410.2)	(410.2)
Closing net debt	**(9.7)**	(356.4)	(146.3)

NOTES ON RESULTS

1. Turnover by business segment

	Notes	**6 months to 30.9.02 £m**	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Health		**852.9**	800.1	1,633.5
Beauty and Toiletries		**816.6**	785.4	1,770.9
Other		**323.8**	334.9	667.7
Boots The Chemists		**1,993.3**	1,920.4	4,072.1
Wellbeing Services		**130.4**	106.8	231.0
Boots Retail		**2,123.7**	2,027.2	4,303.1

Boots Healthcare International		**218.0**	195.7	407.3
Boots Retail International	a	**18.2**	21.6	40.3
Group and other		**37.3**	47.9	74.8
Continuing operations		**2,397.2**	2,292.4	4,825.5
Discontinued operation	b	**234.9**	272.1	528.7
		2,632.1	2,564.5	5,354.2
Inter-segmental	c	**(14.8)**	(10.8)	(22.0)
Turnover: group and share of joint ventures		**2,617.3**	2,553.7	5,332.2
a) Boots Retail International prior periods include share of Japan joint venture of 6 months to 30.9.01 £1.9m, 12 months to 31.3.02 £1.9m.				
b) Halfords has been treated as a discontinued operation.				
c) Turnover of the business segments includes inter-segmental sales as follows:				
Boots Healthcare International		**13.7**	10.6	21.8
Boots Retail International		**1.1**	-	-
Continuing operations		**14.8**	10.6	21.8

Discontinued operation	b	-	0.2	0.2
		14.8	10.8	22.0

2. Profit on ordinary activities before interest

	Notes	**6 months to 30.9.02 £m**	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Boots The Chemists	a	**256.4**	273.2	605.2
Wellbeing Services		**(16.1)**	(15.9)	(33.1)
Boots Retail		**240.3**	257.3	572.1
Boots Healthcare International		**35.2**	36.4	66.7
Boots Retail International	b	**(7.7)**	(12.4)	(24.1)
Group and other		**(21.3)**	(19.3)	(43.5)
Continuing operations		**246.5**	262.0	571.2
Discontinued operation	c	**22.5**	22.2	54.3
Total operating profit including joint ventures before operating exceptional items		**269.0**	284.2	625.5

Operating exceptional items (see note 3)		-	(16.4)	(16.4)
Total operating profit including joint ventures		**269.0**	267.8	609.1
Profit/(loss) on disposal of fixed assets		**1.7**	(1.4)	(6.0)
Loss on disposal of businesses		**(128.6)**	(16.6)	(14.9)
Share of joint venture loss on closure of business		-	(4.4)	(5.6)
Profit on ordinary activities before interest		**142.1**	245.4	582.6

a) Boots The Chemists includes Digital Wellbeing (DWL) share of joint venture loss of £4.9m (6 months to 30.9.01 loss of £9.6m, 12 months to 31.3.02 loss of £16.9m) and DWL impairment of fixed assets amounting to £6.5m (6 months to 30.9.01 £nil, 12 months to 31.3.02 £nil). The comparative half year and full year also include bootsphoto.com losses of £7.0m and £6.9m respectively.

b) Boots Retail International prior periods include share of Japan joint venture losses of 6 months to 30.9.01 £1.9m, 12 months to 31.3.02 £1.9m.

c) Halfords has been treated as a discontinued operation.

3. Exceptional items

	Notes	**6 months to 30.9.02 £m**	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Exceptional operating items		**-**	(16.4)	(16.4)
Profit/(loss) on disposal of fixed assets		**1.7**	(1.4)	(6.0)
Loss on disposal of businesses	9	**(128.6)**	(21.0)	(20.5)
Total exceptional items before interest and taxation		**(126.9)**	(38.8)	(42.9)
Interest	4, 11	**100.6**	-	-
Total exceptional items before taxation		**(26.3)**	(38.8)	(42.9)
Attributable tax (charge)/credit		**(27.2)**	2.5	6.9
		(53.5)	(36.3)	(36.0)

Exceptional operating items at the comparative half and full year comprise of a £10.4m charge relating to the withdrawal of the on-line photographic services of bootsphoto.com and £6.0m additional costs incurred within Boots The Chemists on the cost reduction programme and leisure exit.

4. Net interest

	6 months to 30.9.02 £m	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Interest payable and similar charges	**(1.7)**	(14.7)	(22.9)
Interest receivable and similar income	**6.7**	7.6	14.5
Increase in value of investment in 10.125% bond 2017	**5.8**	10.7	21.9
Share of joint ventures	**(0.2)**	(0.1)	(0.3)
	10.6	3.5	13.2
Exceptional interest – closure of interest rate swaps (see note 11)	**100.6**	-	-
	111.2	3.5	13.2

Interest payable and similar charges includes interest payable on the 10.125% bond 2017 of £5.8m (6 months to 30.9.01 £12.7m, 12 months to 31.3.02 £25.3m) and Eurobond of £8.3m (6 months to 30.9.01 £8.3m, 12 months to 31.3.02 £16.5m).

The 10.125% bond was redeemed on 25th June 2002. Following redemption there is no further impact on the profit and loss account. The 2017 bond was issued for £250m in 1992 and a year later a Boots subsidiary bought the bond together with all coupons maturing after June 2002 for £120m.

5. Taxation

Taxation has been provided at an estimated effective rate excluding profits and losses on the sale of fixed assets and businesses of 31.5% (6 months to 30.9.01 30.4%, 12 months to 31.3.02 31.1%). Of the total charge for taxation (including share of joint ventures), £103.1m (6 months to 30.9.01 £80.3m, 12 months to 31.3.02 £179.1m) arises in the UK.

6. Dividends

The directors have declared an interim dividend of 8.4p per share (2001 8.1p per share). The dividend, which amounts to approximately £70.6m (2001 £71.5m), will be paid on 7th February 2003 to shareholders on the register on 22nd November 2002. The shares will be quoted ex dividend on 20th November 2002. Most shareholders (excluding those in Canada and the USA) will have the opportunity to reinvest their cash dividend in existing shares bought on the London Stock Exchange through a dividend reinvestment plan. All applications to join that plan or amend existing instructions under it must be received by the company's registrars by 17.00 hours GMT on 17th January 2003 if they are to apply to this interim dividend.

7. Earnings per share

	6 months to 30.9.02	6 months to 30.9.01	12 months to 31.3.02
Basic earnings per share before exceptional items	**22.1p**	22.8p	49.9p
Effect of exceptional items	**(6.2)p**	(4.1)p	(4.0)p
Basic earnings per share	**15.9p**	18.7p	45.9p
Diluted earnings per share before exceptional items	**22.1p**	22.7p	49.8p
Effect of exceptional items	**(6.3)p**	(4.1)p	(4.0)p
Diluted earnings per share	**15.8p**	18.6p	45.8p

The calculation of basic and diluted earnings per share is based on:

	6 months to 30.9.02 £m	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Earnings			
Earnings for adjusted basic and diluted earnings per share calculation	**189.6**	200.7	440.3
Exceptional items	**(53.5)**	(36.3)	(36.0)
Earnings for basic and diluted earnings per share calculation	**136.1**	164.4	404.3
	6 months to 30.9.02 million	6 months to 30.9.01 million	12 months to 31.3.02 million
Number of shares			
Weighted average number of shares used in basic earnings per share calculation	**856.8**	881.4	881.6

Dilutive effect of options	**1.9**	2.6	2.4
Weighted average number of shares used in diluted earnings per share calculation	**858.7**	884.0	884.0

The weighted average number of shares used in basic earnings per share calculation excludes shares held by The Boots ESOP Trust Ltd and the QUEST and the Boots (QUEST) Trustee Ltd.

The dilutive effect relates to options under an employee savings related scheme and an executive option scheme.

Basic and diluted earnings per share before exceptional items are disclosed to reflect the underlying performance of the group.

8. Intangible fixed assets

	At 30.9.02 £m	At 30.9.01 £m	At 31.3.02 £m
Goodwill	**25.7**	26.9	26.1
Group patents, trademarks and other product rights acquired	**264.6**	272.3	272.1
	290.3	299.2	298.2

9. Disposal of businesses

On 30th August 2002 Boots completed the sale of Halfords Limited to CVC Capital Partners. The business of Halfords Limited comprises a chain of 400 stores, a head office in Redditch, and Halfords employees. Halfords has been treated as a discontinued

operation.

The consideration is subject to agreement of the net asset value statement and, in part, also the achievement of certain sales targets in the period to 31st March 2003. The outcome of these have yet to be determined. For the purposes of the half year results the loss on disposal has been estimated as £128.6m, and includes goodwill of £349.3m previously written off to reserves.

Boots is to return to shareholders the net proceeds of the sale through a share buy back programme that will commence in the second half of the financial year. This is additional to the £300m buy back programme initiated in March 2002 and now completed.

The principal disposals in the comparative periods were the disposal in July 2001 of the skincare brands, Onagrine and Nobacter, to Beiersdorf, the disposal of the factory in France, an agreement with Mitsubishi Corporation (a joint venture partner) in July 2001 to close trial retail stores in Japan, and the disposal in August 2001 of the Halfords' garage service business to the Automobile Association.

10. Pensions

Following the Accounting Standards Board proposal in July 2002 to extend the transitional regime of FRS17, given the move towards compliance with international standards, the group has reconsidered its decision to adopt FRS17 in the financial statements for the current year. It has decided that it will continue to account for pensions under SSAP24 until the definitive new standard emerges. The estimated pension costs for the scheme for the year under SSAP24 is £32m (2001/02 £5m).

FRS17, the UK pensions standard, discounts pension commitments, including salary growth, at a AA bond yield. The value of liabilities at 31st March 2002 was £2.2bn and the market value of assets was £2.4bn, giving a pension scheme surplus of £0.2bn, before tax.

The estimated service or operating cost of the scheme for the current year under FRS17 is estimated to be about £73m. The cost after net investment charges is estimated to be about £78m.

11. Interest rate swaps

During the period the group reviewed its interest rate management policy. As a result it continues to maintain a balance between fixed and floating rate debt but no longer seeks to hedge the interest rate risk inherent in its portfolio of operating lease liabilities. In giving effect to this treasury policy during the period the group closed out £1,315m of interest rate swaps. £1,100m of these were lease related, and their closure resulted in the receipt of a net cash premium of £53.8m.

The group has also reviewed its accounting policies for hedging instruments to take account of recent developments in this area of

accounting. In the light of current best practice, and consistent with its change in treasury management practice, the group has decided to adopt a new policy as follows:

Derivative Financial Instruments

Where the group holds financial instruments as a hedge against interest rate exposure and the hedge is effective, gains and losses on the derivative are recognised in the same reporting statement and the same period as changes in the value or cash flows of the hedged item. If a hedging instrument is sold, terminated or exercised, the resulting gain or loss is recognised in full in the period in which it is sold, terminated or exercised only if the group no longer has the related hedged item.

Where financial instruments are held which are not hedges, provision is made in full for all anticipated losses, and profits are recognised when realised in both cash and in economic terms.

Under the group's previous accounting policy the £53.8m premium referred to above would have been released to the profit and loss account over the remainder of the original terms of the swap contracts, which at 31st March 2002 had an average period to maturity of 10 years. The group would also have continued to treat the unamortised surplus of £53.0m at 31st March 2002 from previous swap contract closures in the same way. The effect would have been to increase profits in future years as a consequence of a past treasury policy which has now been discontinued.

Under the group's new policy the surplus received in cash in the half year on closing out lease related swaps of £53.8m has been reported in the profit and loss account as an exceptional item. The unamortised surplus of £46.8m (£53.0m at 31st March 2002) from replacing swaps last year with equivalent derivatives has also been reported as an exceptional item following the closure of those replacement swaps.

A surplus of £12.2m arose in the period on closing out a portion of the swaps related to debt other than leases to which, therefore, hedge accounting continues to apply. Accordingly, this surplus is held in the balance sheet and will be released to profit and loss account in accordance with the original maturities of the interest rate swaps closed out.

On adopting the new policy the directors have considered the extent to which it requires a restatement of figures reported in prior years. The change in accounting policy affects transactions where swap contracts are closed out without replacement by economically equivalent arrangements. As the group has not previously encountered these circumstances the directors have concluded that no prior year restatement is required.

Had the previous policy been continued there would have been no exceptional credit to interest of £100.6m.

12. Basis of preparation – full year comparatives

The figures for the 12 months ended 31st March 2002 do not constitute the company's statutory accounts for that period but have been extracted from the statutory accounts, which have been filed with the Registrar of Companies. The auditors have reported on those accounts and that report was unqualified and did not contain a statement under Section 237(2) of the Companies Act 1985.

13. Half year report

The half year report will be posted to shareholders by 27th November 2002 and copies will be available on request from The Secretary, The Boots Company PLC, Nottingham NG2 3AA from that date.

14. Other information

The presentation to analysts will be broadcast live at 09.00 hours GMT on Thursday, 7th November 2002. The slide presentation will be available from 10.00 hours GMT on the same day. Both can be accessed from the Investor Information page at 'www.boots-plc.com'.

At 15.00 hours GMT there will be a conference call for overseas investors. The number to call will be

+44 (0) 208 240 8243. There will be a playback facility available for 7 days. The dial in number will be +44 (0) 208 288 4459, passcode 459458.

Independent review report by KPMG Audit Plc to The Boots Company PLC

Introduction

We have been instructed by the company to review the financial information set out on pages 6 to 18 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the

directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Whilst the company has previously produced an interim review report, that report has not previously been subject to an interim review. As a consequence, the review procedures set out above have not been performed in respect of the comparative period for the six months ended 30th September 2001.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30th September 2002.

KPMG Audit Plc

Chartered Accountants

2 Cornwall Street

Birmingham

B3 2DL

7th November 2002

Issued by The Boots Company PLC

Contact: Analysts/Investors: Peter Baguley

Media: Francis Thomas

Direct line: 0207 547 2245 until 15.00 hours GMT on Thursday, 7th November, 2002

07770 440690 after 15.00 hours GMT on Thursday, 7th November, 2002

Notes to Broadcast Editors

Beta background pictures have been sent to you under separate cover. If you have not received a copy please contact Newscast on 0207 608 0234.

Notes to Picture Editors

Photographs of Boots Chief Executive, Steve Russell, are available at 'www.newscast.co.uk'

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Doc re Boots Group
Released	11:00 19 Nov 2002
Number	9798D

The Boots Company PLC

Proposals to introduce Boots Group PLC as the new holding company of the Boots group

The Boots Company PLC (the "Company") announces proposals to introduce Boots Group PLC as a new holding company for the Boots group of companies. It is proposed that Boots Group PLC be interposed between the Company and its shareholders by way of a Court approved scheme of arrangement (the "Scheme") under which Boots shareholders will, in effect, exchange their Boots shares for shares in Boots Group PLC on a one for one basis. Boots Group PLC's shares will be listed on the UK Listing Authority's Official List and traded on the London Stock Exchange in place of the Company's shares.

At present a mix of investment and trading activity is carried on by the Company. Following implementation of the Scheme, the trading activities currently carried on by the Company will be carried on below the level of the group's ultimate holding company. This will better align the group's legal and management structure and associated costs, and simplify the group's tax affairs.

The Company will shortly post to shareholders its interim statement for the half year to 30 September 2002 (as announced on 7 November 2002). Included with the interim statement will be a Circular to shareholders describing these proposals and convening the shareholder meetings required to approve the Scheme for 19 December 2002. The Scheme must also be approved by the High Court.

If shareholder and Court approval is received, the Scheme is expected to become effective during January 2003. The expected timetable of principal events is set out in the Circular to shareholders.

For further information please contact:-

Investor Relations

Peter Baguley

Tel: +44 (0) 115 968 7171

Media

Francis Thomas

Tel: +44 (0) 115 968 7029

Mobile: +44 (0) 7836 660 700

The Boots Group PLC shares have not been, and will not be, registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

END

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EXHIBIT 33


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Full Text Announcement





Company	Boots Co PLC
TIDM	BOOT
Headline	Statement re. Press Comment
Released	07:00 16 Dec 2002
Number	1336F

Released 1245hrs 15 December 2002

Statement by Boots Chairman

Following recent press coverage Boots chairman, John McGrath, has issued the following statement.

"For several months the issue of succession at Boots has been under consideration. It was my view, supported by the non-executives, that we should accelerate the succession process in order to drive strategic change faster. Accordingly, I initiated a search to identify a successor to Steve Russell. This search was undertaken with the full knowledge and support of Steve.

The search is proceeding well and, subject to a suitable candidate emerging and being approved by the Board, we would expect to identify a new chief executive in the near future. Steve will remain in his current role until a successor is found.

Steve has made a substantial contribution to Boots over many years and in many roles. As chief executive he has tackled many of the structural and organisational issues he inherited: in particular by bolstering the senior management team with appointments from outside the company. The performance of our stores has been steadily improving throughout this year and I am confident we have prepared well for the current Christmas trading period. It is also to his considerable credit that he is supportive in this process. The shareholders and staff of Boots have much to thank him for.

My term as chairman runs until the end of July 2003 when I will be 65. It is my intention to see through the succession process and chair the next AGM. In due course the Board will choose my successor. It will be my recommendation that Sir Nigel Rudd, currently deputy chairman, be appointed."

Ends

For further information please contact:-

Investor Relations	**Media**
Peter Baguley	Francis Thomas
Tel: +44 (0) 115 968 7171	Tel: +44 (0) 115 968 7029
	Mobile: +44 (0) 7836 660 700

EXHIBIT 34


02 DEC 23 AM 9:56


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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	07:00 2 Apr 2001
Number	3936B

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Boots Company PLC

2) Name of director

A P Smith

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Beneficial interest of director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Boots Quest Trustee Limited 1,552 shares (SAYE Option)

Boots ESOP Trust Limited 4,423 shares (Long Term Bonus Scheme Conditional Awards)

Boots Share Plan Trustee Limited 42 shares (AESOP Free Share Award subject to conditions)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Beneficial interests subsisting on appointment

7) Number of shares/amount of stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary shares of 25p

12) Price per share

N/A

13) Date of transaction

N/A

14) Date company informed

30th March 2001

15) Total holding following this notification

6017

16) Total percentage holding of issued class following this notification

Less than 0.01%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held
following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Sonia Fennell, Assistant Company Secretary Tel: 0115 968 7094

25) Name and signature of authorised company official responsible for making this notification
Sonia Fennell, Assistant Company Secretary
Date of Notification.2nd April 2001.......................

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	15:59 9 Apr 2001
Number	8656B

RNS Number:8656B
Boots Co PLC
9 April 2001

NOTIFICATION OF DIRECTORS INTERESTS

As at 9th April 2001, the number of ordinary shares of 25p each in the Company held by Boots ESOP Trust Limited (a wholly owned subsidiary of The Boots Company PLC incorporated in Jersey) ("the Company"), has reduced by 13,761 as a result of transfers to employees who have exercised their Matching Awards under The Boots Restricted Share Co-investment Scheme or Share Awards under the Long Term Bonus Scheme. This represents approximately 0.0015% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr B Clare, Mr K S Piggott, Mr A Smith, Mr. S.G. Russell, Mr. D.A.R. Thompson and Mr. J.J.H. Watson.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,964,722 representing approximately 0.218% of the current issued ordinary share capital of the Company.

END










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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	16:23 11 Apr 2001
Number	0285C

RNS Number:0285C
Boots Co PLC
11 April 2001

NOTIFICATION OF DIRECTORS INTERESTS

On 11th April 2001, Boots (Quest) Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 36,739 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £5.03. This represents approximately 0.004% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. B. Clare, Mr. K.S. Piggott, Mr. S.G. Russell, Mr. A.P. Smith, Mr. D.A.R. Thompson and Mr. J.J.H. Watson.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 36,739.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Holding in Company
Released	16:20 12 Apr 2001
Number	1105C

RNS Number:1105C
Boots Co PLC
12 April 2001

The Boots Company PLC
12th April 2001

The Company has received notification today, 12th April 2001, under part VI of the Companies Act 1985 from Prudential PLC that their notifiable interest in the share capital of the Company has reduced to 3.99%

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Declaration
Released	09:16 20 Apr 2001
Number	3657C

RNS Number:3657C
Boots Co PLC
20 April 2001

The Boots Company PLC

"This notice follows the announcement on 29th March 2001 of the appointment of Andrew Patrick Smith as an Executive Director of The Boots Company PLC.

This notice contains certain information required to be disclosed in accordance with paragraph 16.4 of the Listing Rules.

There are no appointments of the kind described in paragraph 16.4(a) and there is no information of the kind described in paragraphs 6F2(b) to (g) of the Listing Rules relating to Andy Smith required to be disclosed pursuant to paragraph 16.4 thereof."

END




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Company	Boots Co PLC
TIDM	BOOT
Headline	Disposal
Released	16:08 27 Apr 2001
Number	7884C

RNS Number:7884C
Boots Co PLC
27 April 2001

Boots Sells European Private Label Business

The Boots Company has sold Roval, its private label manufacturing business in France and Spain. The business has been sold to the existing Roval management team. The sale follows a decision by Boots last year to stop supplying private label products to retailers. The company has already withdrawn from the UK private label market. The value of Roval's net assets as at 31st March 2001 was £5.7 million.

Notes to Editors

1. Roval is the largest private label manufacturer in France. The company also supplies private label toiletries to retailers in Spain, Portugal and Italy.

2. Roval employs some 300 people. The majority work in Flers in the North West of France. The company also has a factory in Alcover near Tarragona, North East Spain.

3. The total loss on disposal is £21.0 million which, in accordance with accounting requirements, will be shown as an exceptional loss in the profit and loss account of The Boots Company. This includes £15.8 million of goodwill previously written off to reserves.

4. The sale of Roval is unrelated to the announcement (27th February 2001) concerning the sale of Boots factory in Chace, France.

5. Boots other factories are located in England, Scotland, France, Germany (2) and Thailand.

For further information contact:

Peter Baguley
Investor Relations
The Boots Company PLC
Tel: 0115 968 7171

Francis Thomas
Head of Financial Media Relations
The Boots Company PLC
Tel: 0115 968 7029
Mobile 07836 660 700

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors Interests
Released	15:02 3 May 2001
Number	0903D

NOTIFICATION OF DIRECTORS INTERESTS

On 3rd May 2001, Boots (Quest) Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 9,994 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £4.54. This represents approximately 0.001% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. B. Clare, Mr. K.S. Piggott, Mr. S.G. Russell, Mr. A.P. Smith, Mr. D.A.R. Thompson and Mr. J.J.H. Watson.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 9,994.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	16:21 11 May 2001
Number	5039D

NOTIFICATION OF DIRECTORS INTERESTS

As at 11th May 2001, the number of ordinary shares of 25p each in the Company held by Boots ESOP Trust Limited (a wholly owned subsidiary of The Boots Company PLC incorporated in Jersey) ("the Company"), has reduced by 24,526 as a result of transfers to employees who have exercised their Matching Awards under The Boots Restricted Share Co-investment Scheme or Share Awards under the Long Term Bonus Scheme. This represents approximately 0.0027% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr B Clare, Mr K S Piggott, Mr A Smith, Mr. S.G. Russell, Mr. D.A.R. Thompson and Mr. J.J.H. Watson.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,940,196 representing approximately 0.216% of the current issued ordinary share capital of the Company.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	10:56 18 May 2001
Number	8444D

NOTIFICATION OF DIRECTORS INTERESTS

As at 18th May 2001, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), has reduced by 7,630 as a result of the exercise by participants of rights under The Boots Company All-Employee Share Scheme 2000. This represents approximately 0.0008% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr B Clare, Mr K S Piggott, Mr A Smith, Mr. S.G. Russell, Mr. D.A.R. Thompson and Mr. J.J.H. Watson.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,659,094 representing approximately 0.184% of the current issued ordinary share capital of the Company.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors interests
Released	12:03 4 Jun 2001
Number	6308E

NOTIFICATION OF DIRECTORS INTERESTS

On 4th June 2001, Boots (Quest) Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 24,750 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £4.46. This represents approximately 0.002% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. B. Clare, Mr. K.S. Piggott, Mr. S.G. Russell, Mr. A.P. Smith, Mr. D.A.R. Thompson and Mr. J.J.H. Watson.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 24,750.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Blocklisting Interim Review
Released	07:00 7 Jun 2001
Number	8182E

RNS Number:8182E
Boots Co PLC
6 June 2001

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY:

THE BOOTS COMPANY PLC

2. NAME OF SCHEME:

EXECUTIVE SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 01/12/00 TO: 31/05/01

4. NUMBER AND CLASS OF SHARES(S)
(AMOUNT OF STOCK/DEBT SECURITY)
NOT ISSUED UNDER SCHEME
AT END OF THE LAST PERIOD: 260,500

5. NUMBER OF SHARES ISSUED/ALLOTTED
UNDER SCHEME DURING PERIOD: 85,000

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
AT END OF PERIOD: 175,500

7. NUMBER AND CLASS OF SHARE(S)
(AMOUNT OF STOCK/DEBT SECURITIES)
ORIGINALLY LISTED AND THE DATE OF ADMISSION:
730,500 ORDINARY SHARES OF 25P EACH
REF: A/474/1998

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD
IN ORDER FOR US TO UPDATE OUR RECORDS.
899,514,815

CONTACT FOR QUERIES

NAME: S. FENNELL
TELEPHONE: 0115 968 7094

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY:

THE BOOTS COMPANY PLC

2. NAME OF SCHEME:

BOOTS STAFF SAYE SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 01/12/00 TO: 31/05/01

4. NUMBER AND CLASS OF SHARES(S)
(AMOUNT OF STOCK/DEBT SECURITY)
NOT ISSUED UNDER SCHEME
AT END OF THE LAST PERIOD: 122,132

5. NUMBER OF SHARES ISSUED/ALLOTTED
UNDER SCHEME DURING PERIOD: 0

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
AT END OF PERIOD: 122,132

7. NUMBER AND CLASS OF SHARE(S)
(AMOUNT OF STOCK/DEBT SECURITIES)
ORIGINALLY LISTED AND THE DATE OF ADMISSION:
450,000 ORDINARY SHARES OF 25P EACH
REF: RA/BOOTS CO PLC/00002-0002

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS.
899,514,815

CONTACT FOR QUERIES

NAME: S. FENNELL
TELEPHONE: 0115 968 7094

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	09:28 8 Jun 2001
Number	9299E

NOTIFICATION OF DIRECTORS INTERESTS

As at 8th June 2001, the number of ordinary shares of 25p each in the Company held by Boots ESOP Trust Limited (a wholly owned subsidiary of The Boots Company PLC incorporated in Jersey) ("the Company"), has reduced by 10,133 as a result of transfers to employees who have exercised their Matching Awards under The Boots Restricted Share Co-investment Scheme or Share Awards under the Long Term Bonus Scheme. This represents approximately 0.0011% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr B Clare, Mr K S Piggott, Mr A Smith, Mr. S.G. Russell, Mr. D.A.R. Thompson and Mr. J.J.H. Watson.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,930,063 representing approximately 0.215% of the current issued ordinary share capital of the Company.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Doc re Report and Accounts
Released	17:37 22 Jun 2001
Number	7547F

RNS Number:7547F
Boots Co PLC
22 June 2001

Doc Re Report and Accounts 2001 for the year ended 31st March.

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	10:23 26 Jun 2001
Number	8643F

NOTIFICATION OF DIRECTORS INTERESTS

As at 26th June 2001, the number of ordinary shares of 25p each in the Company held by Boots ESOP Trust Limited (a wholly owned subsidiary of The Boots Company PLC incorporated in Jersey) ("the Company"), has reduced by 49,734 as a result of transfers to employees who have exercised their Matching Awards under The Boots Restricted Share Co-investment Scheme or Share Awards under the Long Term Bonus Scheme. This represents approximately 0.0055% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr B Clare, Mr K S Piggott, Mr A Smith, Mr. S.G. Russell, Mr. D.A.R. Thompson and Mr. J.J.H. Watson.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,880,329 representing approximately 0.209% of the current issued ordinary share capital of the Company.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	17:03 2 Jul 2001
Number	2500G

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of director

Joseph John Henderson WATSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Joseph John Henderson WATSON

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of Long Term Bonus Award

7) Number of shares/amount of stock acquired

4,242

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

1,717

10) Percentage of issued class

Minimal

11) Class of security

Ordinary shares of 25p each

12) Price per share

£5.83

13) Date of transaction

21st June 2001

14) Date company informed

25th June 2001

15) Total holding following this notification

78,294

16) Total percentage holding of issued class following this notification

0.009%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

NA

18) Period during which or date on which exercisable

NA

19) Total amount paid (if any) for grant of the option

NA

20) Description of shares or debentures involved: class, number

NA

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

NA

22) Total number of shares or debentures over which options held following this notification

20,500

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell
0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Michael Oliver

Company Secretary
Date of Notification 2nd July 2001.................................

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	17:06 2 Jul 2001
Number	2508G

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of director

Barry CLARE

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Barry CLARE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of Long Term Bonus Award

7) Number of shares/amount of stock acquired

3,221

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

1,917

10) Percentage of issued class

Minimal

11) Class of security

Ordinary shares of 25p each

12) Price per share

£5.83

13) Date of transaction

21st June 2001

14) Date company informed

25th June 2001

15) Total holding following this notification

25,149

16) Total percentage holding of issued class following this notification

0.003%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

NA

18) Period during which or date on which exercisable

NA

19) Total amount paid (if any) for grant of the option

NA

20) Description of shares or debentures involved: class, number

NA

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

NA

22) Total number of shares or debentures over which options held following this notification

15,636

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Michael Oliver

Company Secretary
Date of Notification.2nd July 2001.................................

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Company Boots Co PLC
TIDM BOOT
Headline Director Shareholding
Released 17:07 2 Jul 2001
Number 2511G

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of director

David Anthony Roland THOMPSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

David Anthony Roland THOMPSON

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of Long Term Bonus Award

7) Number of shares/amount of stock acquired

8,538

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

3,385

10) Percentage of issued class

Minimal

11) Class of security

Ordinary shares of 25p each

12) Price per share

£5.83

13) Date of transaction

21st June 2001

14) Date company informed

25th June 2001

15) Total holding following this notification

124,773

16) Total percentage holding of issued class following this notification

0.014%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

NA

18) Period during which or date on which exercisable

NA

19) Total amount paid (if any) for grant of the option

NA

20) Description of shares or debentures involved: class, number

NA

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

NA

22) Total number of shares or debentures over which options held following this notification

33,436

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Michael Oliver

Company Secretary
Date of Notification.2nd July 2001.................................

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	17:09 2 Jul 2001
Number	2514G

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of director

Kenneth Stanton PIGGOTT

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Kenneth Stanton PIGGOTT

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of Long Term Bonus Award

7) Number of shares/amount of stock acquired

3,251

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

1,338

10) Percentage of issued class

Minimal

11) Class of security

Ordinary shares of 25p each

12) Price per share

£5.83

13) Date of transaction

21st June 2001

14) Date company informed

25th June 2001

15) Total holding following this notification

61,846

16) Total percentage holding of issued class following this notification

0.007%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

NA

18) Period during which or date on which exercisable

NA

19) Total amount paid (if any) for grant of the option

NA

20) Description of shares or debentures involved: class, number

NA

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

NA

22) Total number of shares or debentures over which options held following this notification

13,313

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Michael Oliver

Company Secretary
Date of Notification.2nd July 2001................................

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	17:11 2 Jul 2001
Number	2519G

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of director

Stephen George RUSSELL

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Stephen George RUSSELL

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of Long Term Bonus Award

7) Number of shares/amount of stock acquired

7,652

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

3,150

10) Percentage of issued class

Minimal

11) Class of security

Ordinary shares of 25p each

12) Price per share

£5.83

13) Date of transaction

21st June 2001

14) Date company informed

25th June 2001

15) Total holding following this notification

92,393

16) Total percentage holding of issued class following this notification

0.010%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

NA

18) Period during which or date on which exercisable

NA

19) Total amount paid (if any) for grant of the option

NA

20) Description of shares or debentures involved: class, number

NA

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

NA

22) Total number of shares or debentures over which options held following this notification

31,804

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Michael Oliver

Company Secretary
Date of Notification.2nd July 2001.................................

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Company	Boots Co PLC
TIDM	BOOT
Headline	Doc re Notice of AGM
Released	12:40 4 Jul 2001
Number	3676G

RNS Number:3676G
Boots Co PLC
4 July 2001

Doc Re Notice of AGM to be held on 26 July 2001; Letter to Shareholders - Electronic Communication Facilities; Form of Proxy.

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Stmnt re Directors Interests
Released	16:15 4 Jul 2001
Number	3908G

NOTIFICATION OF DIRECTORS INTERESTS

On 4th July 2001, Boots (Quest) Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 10,961 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £4.59. This represents approximately 0.0012% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. B. Clare, Mr. K.S. Piggott, Mr. S.G. Russell, Mr. A.P. Smith, Mr. D.A.R. Thompson and Mr. J.J.H. Watson.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 10,961.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	10:53 9 Jul 2001
Number	5748G

NOTIFICATION OF DIRECTORS INTERESTS

As at 9th July 2001, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), has reduced by 7,136 as a result of the exercise by participants of rights under The Boots Company All-Employee Share Scheme 2000. This represents approximately 0.0008% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr B Clare, Mr K S Piggott, Mr A Smith, Mr. S.G. Russell, Mr. D.A.R. Thompson and Mr. J.J.H. Watson.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,651,958 representing approximately 0.184% of the current issued ordinary share capital of the Company.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	16:11 12 Jul 2001
Number	8380G

As at 12th July 2001, the number of ordinary shares of 25p each in the Company held by Boots ESOP Trust Limited (a wholly owned subsidiary of The Boots Company PLC incorporated in Jersey) ("the Company"), has reduced by 18,444 as a result of transfers to employees who have exercised their Matching Awards under The Boots Restricted Share Co-investment Scheme or Share Awards under the Long Term Bonus Scheme. This represents approximately 0.0021% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr B Clare, Mr K S Piggott, Mr A Smith, Mr. S.G. Russell, Mr. D.A.R. Thompson and Mr. J.J.H. Watson.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,861,885 representing approximately 0.207% of the current issued ordinary share capital of the Company.

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Company Boots Co PLC
TIDM BOOT
Headline Holding in Company
Released 11:27 16 Jul 2001
Number 9529G

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

The Boots Company PLC

2) Name of shareholder having a major interest

Legal & General Investment Management Limited

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a
holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them

HSBC Global Custody Nominee (UK) Limited A/C 775180 64,000

HSBC Global Custody Nominee (UK) Limited A/C 775229 128,921

HSBC Global Custody Nominee (UK) Limited A/C 886603 2,470,000
HSBC Global Custody Nominee (UK) Limited A/C 775245 4,083,882
HSBC Global Custody Nominee (UK) Limited A/C 361602 20,000
HSBC Global Custody Nominee (UK) Limited A/C 754612 254,941
HSBC Global Custody Nominee (UK) Limited A/C 252605 845,892
HSBC Global Custody Nominee (UK) Limited A/C 360509 518,278
HSBC Global Custody Nominee (UK) Limited A/C 357206 17,653,099
HSBC Global Custody Nominee (UK) Limited A/C 130007 299,134
HSBC Global Custody Nominee (UK) Limited A/C 866203 669,000

27,007,147

5) Number of shares/amount of stock acquired

226,700

6) Percentage of issued class

0.025% acquired

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ordinary shares of 25p

10) Date of transaction

11 July 2001

11) Date company informed

Received 16 July 2001

12) Total holding following this notification

27,007,147

13) Total percentage holding of issued class following this notification

3%

14) Any additional information

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for
making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification ....16 July 2001....

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Company	Boots Co PLC
TIDM	BOOT
Headline	Doc re Notice of EGM
Released	15:46 16 Jul 2001
Number	9810G

RNS Number:9810G
Boots Co PLC
16 July 2001

Doc Re Notice of EGM to be held on 26 July 2001 and Form of Proxy

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Doc re Notice of EGM
Released	15:46 16 Jul 2001
Number	9810G

RNS Number:9810G
Boots Co PLC
16 July 2001

Doc Re Notice of EGM to be held on 26 July 2001 and Form of Proxy

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Re Agreement
Released	07:00 18 Jul 2001
Number	0799H

RNS Number:0799H
Boots Co PLC
18 July 2001

Boots and Sainsbury's to trial Health and Beauty Link-up

Boots and Sainsbury's have agreed to trial Boots health and beauty offer in six Sainsbury's out-of-town superstores, with the first opening by early 2002. If successful, the trial could lead to a trading agreement covering a substantial number of Sainsbury's larger out-of-town superstores. The agreement will be limited to sites where Sainsbury's wants to provide its customers with a wider offering of quality health and beauty products and where Boots wishes to increase its presence.

The Boots range of 10,000 health and beauty products will replace Sainsbury's existing range of 4,500 products and occupy clearly branded space within Sainsbury's stores. Unit size will range from 2,800 to 4,200 square feet.

The offer will include a pharmacy and a wide range of health and beauty products including Boots own market leading brands such as No7, Soltan and Botanics. Boots staff and consultants will support these ranges in store. All customers will pay for their purchases at the Sainsbury's checkouts where they will benefit from both retailers' loyalty schemes - the Advantage and Reward cards - on relevant products.

Sir Peter Davis, group chief executive of J Sainsbury plc said: " I said at our results in May that we would be enhancing our non-food offer. Today's announcement of this trial demonstrates our intention to develop new and different ways of offering customers authoritative products throughout our stores. This link brings together two well-established and highly respected quality brands to provide an unrivalled food, health and beauty offering in the UK. "

Steve Russell, chief executive of The Boots Company, said: "We continue to develop and extend our customer offer in the High Street. We also recognise that a significant proportion of health and beauty purchasing is now done out-of-town. This arrangement with Sainsbury's enables us to reach out-of-town shoppers, in line with our strategy, quickly and cost effectively. It will supplement our own store development programme. We believe the trial will demonstrate the benefit to both partners."

Notes to Editors:

1. The trial will incorporate lessons learned from an earlier Boots/Sainsbury's pilot when Boots stores were introduced on a concession basis with separate payment points. There are currently 5 Boots pharmacies trading in Sainsbury's stores. This trial will put the Boots offer in the main trading area for the first time.

For further information contact:

Boots

Media

Francis Thomas
Tel: 0115 968 7029
Mobile: 07836 660 700

Investor Relations

Peter Baguley
Tel: 0115 968 7171

Sainsbury's

Matt Samuel
Tel: 0207 695 6050

Jan Shawe
Tel: 0207 695 6469

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	12:02 23 Jul 2001
Number	3243H

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of director

Andrew Patrick SMITH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Andrew Patrick SMITH

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

NA

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Transfer

7) Number of shares/amount of stock acquired

13

8) Percentage of issued class

Minmal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

Minimal

11) Class of security

Ordinary Shares of 25p each

12) Price per share

NIl

13) Date of transaction

23rd July 2001

14) Date company informed

23rd July 2001

15) Total holding following this notification

13

16) Total percentage holding of issued class following this notification

Minimal

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Michael Oliver

Company Secretary
Date of Notification.....23rd July 2001.............................

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	12:31 25 Jul 2001
Number	4711H

THE BOOTS COMPANY PLC

25th July 2001

NOTIFICATION OF DIRECTORS INTERESTS

As at 25th July 2001, the number of ordinary shares of 25p each in the Company held by Boots ESOP Trust Limited (a wholly owned subsidiary of The Boots Company PLC incorporated in Jersey) ("the Company"), has reduced by 7,336 as a result of transfers to employees who have exercised their Matching Awards under The Boots Restricted Share Co-investment Scheme or Share Awards under the Long Term Bonus Scheme. This represents approximately 0.0008% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr B Clare, Mr K S Piggott, Mr A Smith, Mr. S.G. Russell, Mr. D.A.R. Thompson and Mr. J.J.H. Watson.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,854,549 representing approximately 0.206% of the current issued ordinary share capital of the Company.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors interests
Released	15:59 31 Jul 2001
Number	8029H

NOTIFICATION OF DIRECTORS INTERESTS

On 31st July 2001, Boots (Quest) Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 26,490 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £4.44. This represents approximately 0.0029% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. B. Clare, Mr. K.S. Piggott, Mr. S.G. Russell, Mr. A.P. Smith, Mr. D.A.R. Thompson and Mr. J.J.H. Watson.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 26,490.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	10:13 15 Aug 2001
Number	5226I

THE BOOTS COMPANY PLC

15th August 2001

NOTIFICATION OF DIRECTORS INTERESTS

As at 15th August 2001, the number of ordinary shares of 25p each in the Company held by Boots ESOP Trust Limited (a wholly owned subsidiary of The Boots Company PLC incorporated in Jersey) ("the Company"), has reduced by 26,632 as a result of transfers to employees who have exercised their Matching Awards under The Boots Restricted Share Co-investment Scheme or Share Awards under the Long Term Bonus Scheme. This represents approximately 0.0030% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr B Clare, Mr K S Piggott, Mr A Smith, Mr. S.G. Russell and Mr. D.A.R. Thompson.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,827,917 representing approximately 0.203% of the current issued ordinary share capital of the Company.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	12:11 17 Aug 2001
Number	6713I

THE BOOTS COMPANY PLC

17th August 2001

NOTIFICATION OF DIRECTORS INTERESTS

As at 17th August 2001, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), has reduced by 5,304 as a result of the exercise by participants of rights under The Boots Company All-Employee Share Scheme 2000. This represents approximately 0.0006% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr B Clare, Mr K S Piggott, Mr A Smith, Mr. S.G. Russell, and Mr. D.A.R. Thompson.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,646,654 representing approximately 0.183% of the current issued ordinary share capital of the Company.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	11:10 21 Aug 2001
Number	7976I

THE BOOTS COMPANY PLC

21st August 2001

NOTIFICATION OF DIRECTORS INTERESTS

As at 21st August 2001, the number of ordinary shares of 25p each in the Company held by Boots ESOP Trust Limited (a wholly owned subsidiary of The Boots Company PLC incorporated in Jersey) ("the Company"), has reduced by 2,675 as a result of transfers to employees who have exercised their Matching Awards under The Boots Restricted Share Co-investment Scheme or Share Awards under the Long Term Bonus Scheme. This represents approximately 0.0003% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr B Clare, Mr K S Piggott, Mr A Smith, Mr. S.G. Russell and Mr. D.A.R. Thompson.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,825,242 representing approximately 0.203% of the current issued ordinary share capital of the Company.




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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors Interests
Released	10:13 24 Aug 2001
Number	9921I

NOTIFICATION OF DIRECTORS INTERESTS

On 23rd August 2001, Boots (Quest) Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 7,737 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £4.42. This represents approximately 0.0008% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. B. Clare, Mr. K.S. Piggott, Mr. S.G. Russell, Mr. A.P. Smith, and Mr. D.A.R. Thompson.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 7,737.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors Shareholdings
Released	10:13 29 Aug 2001
Number	1314J

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of director

David Anthony Roland THOMPSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 and spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

David Anthony Roland THOMPSON

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director and spouse

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Re-investment of PEP dividends (Single co PEP)

7) Number of shares/amount of stock acquired

38

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

Minimal

11) Class of security

Ordinary Shares of 25p each

12) Price per share

£6.885

13) Date of transaction

24th August 2001

14) Date company informed

29th August 2001

15) Total holding following this notification

124,811

16) Total percentage holding of issued class following this notification

0.0138%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....29th August 2001.............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of director

Stephen George RUSSELL

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Stephen George RUSSELL

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

NA

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Re-investment of PEP dividends (Single co PEP)

7) Number of shares/amount of stock acquired

14

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

Minimal

11) Class of security

Ordinary Shares of 25p each

12) Price per share

£6.885

13) Date of transaction

24th August 2001

14) Date company informed

29th August 2001

15) Total holding following this notification

92,407

16) Total percentage holding of issued class following this notification

0.010%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....29th August 2001.............................

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	15:49 3 Sep 2001
Number	3695J

THE BOOTS COMPANY PLC

3rd September 2001

NOTIFICATION OF DIRECTORS INTERESTS

As at 3rd September 2001, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), has reduced by 4,961 as a result of the exercise by participants of rights under The Boots Company All-Employee Share Scheme 2000. This represents approximately 0.0006% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr B Clare, Mr K S Piggott, Mr A Smith, Mr. S.G. Russell, and Mr. D.A.R. Thompson.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,641,693 representing approximately 0.182% of the current issued ordinary share capital of the Company.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	08:55 4 Sep 2001
Number	4013J

THE BOOTS COMPANY PLC

4th September 2001

NOTIFICATION OF DIRECTORS INTERESTS

As at 4th September 2001, the number of ordinary shares of 25p each in the Company held by Boots ESOP Trust Limited (a wholly owned subsidiary of The Boots Company PLC incorporated in Jersey) ("the Company"), has reduced by 848 as a result of transfers to employees who have exercised their Share Awards under the Long Term Bonus Scheme. This represents approximately 0.0001% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr B Clare, Mr K S Piggott, Mr A Smith, Mr. S.G. Russell and Mr. D.A.R. Thompson.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,824,394 representing approximately 0.203% of the current issued ordinary share capital of the Company.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	09:39 5 Sep 2001
Number	4716J

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

David Anthony Roland THOMPSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

David Anthony Roland THOMPSON

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of SAYE share option

7) Number of shares/amount of stock acquired

1422

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

£4.85

13) Date of transaction

3rd September 2001

14) Date company informed

3rd September 2001

15) Total holding following this notification

124,811

16) Total percentage holding of issued class following this notification

0.0138%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....5th September 2001............................

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	16:38 5 Sep 2001
Number	5176J

NOTIFICATION OF DIRECTORS INTERESTS

On 5th September 2001, Boots (Quest) Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 770,667 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £4.85. This represents approximately 0.0856% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. B. Clare, Mr. K.S. Piggott, Mr. S.G. Russell, Mr. A.P. Smith, and Mr. D.A.R. Thompson.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 770,667.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	10:05 6 Sep 2001
Number	5493J

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

John Brian McGRATH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

John Brian McGRATH

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Dividend Reinvestment Plan

7) Number of shares/amount of stock acquired

73

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

£6.85

13) Date of transaction

3rd September 2001

14) Date company informed

6th September 2001

15) Total holding following this notification

2,804

16) Total percentage holding of issued class following this notification

Minimal

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....6th September 2001.............................

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors interests
Released	15:14 12 Sep 2001
Number	8870J

NOTIFICATION OF DIRECTORS INTERESTS

On 12th September 2001, Boots (Quest) Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 102,129 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £4.47. This represents approximately 0.011% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. B. Clare, Mr. K.S. Piggott, Mr. S.G. Russell, Mr. A.P. Smith, and Mr. D.A.R. Thompson.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 102,129.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shrhldg-Replacement
Released	14:23 14 Sep 2001
Number	0378K

The issuer has made the following amendment to the Director Shareholding announcement released on 12 September 2001 at 17:34 under RNS No 9147J.

A number of items were omitted from the original announcement. These have now been added and are marked with *.

All other details remain unchanged.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

David Anthony Roland THOMPSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

David Anthony Roland THOMPSON

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Executive Share Option

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount
of stock disposed

10) Percentage of issued class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

12th September 2001

18) Period during which or date on which exercisable

12th September 2004 - 11th September 2011

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

Ordinary 25p shares 74,603 shares*

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£6.30

22) Total number of shares or debentures over which options held following this notification

106,575

23) Any additional information

This is an amended announcement to that released on 12 September 2001.

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....14th September 2001............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Andrew Patrick SMITH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Andrew Patrick SMITH

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Executive Share Option

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount
of stock disposed

10) Percentage of issued class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

12th September 2001

18) Period during which or date on which exercisable

12th September 2004 - 11th September 2011

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

Ordinary 25p shares 39,682 shares*

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£6.30

22) Total number of shares or debentures over which options held following this notification

45,699

23) Any additional information

This is an amended announcement to that released on 12 September 2001.

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....14th September 2001...........................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Stephen George RUSSELL

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Stephen George RUSSELL

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Executive Share Option

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

12th September 2001

18) Period during which or date on which exercisable

12th September 2004 - 11th September 2011

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

Ordinary 25p shares 91,269 shares*

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£6.30

22) Total number of shares or debentures over which options held following this notification

123,073

23) Any additional information

This is an amended announcement to that released on 12 September 2001.

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for

making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....14th September 2001............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Kenneth Stanton PIGGOTT

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Kenneth Stanton PIGGOTT

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Executive Share Option

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

12th September 2001

18) Period during which or date on which exercisable

12th September 2004 - 11th September 2011

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

Ordinary 25p shares 55,555 shares*

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£6.30

22) Total number of shares or debentures over which options held following this notification

68,868

23) Any additional information

This is an amended announcement to that released on 12 September 2001.

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....14th September 2001............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Barry CLARE

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Barry CLARE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Executive Share Option

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

12th September 2001

18) Period during which or date on which exercisable

12th September 2004 - 11th September 2011

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

Ordinary 25p shares 55,555 shares*

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£6.30

22) Total number of shares or debentures over which options held following this notification

71,191

23) Any additional information

This is an amended announcement to that released on 12 September 2001.

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....14th September 2001...........................

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	14:39 14 Sep 2001
Number	0444K

THE BOOTS COMPANY PLC

14th September 2001

NOTIFICATION OF DIRECTORS INTERESTS

As at 14th September 2001, the number of ordinary shares of 25p each in the Company held by Boots ESOP Trust Limited (a wholly owned subsidiary of The Boots Company PLC incorporated in Jersey) ("the Company"), has reduced by 6,271 as a result of transfers to employees who have exercised their Share Awards under the Long Term Bonus Scheme. This represents approximately 0.0007% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr B Clare, Mr K S Piggott, Mr A Smith, Mr. S.G. Russell and Mr. D.A.R. Thompson.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,818,123 representing approximately 0.202% of the current issued ordinary share capital of the Company.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Changes to bootsphoto.com
Released	07:03 24 Sep 2001
Number	4526K

RNS Number:4526K
Boots Co PLC
24 September 2001

Changes to bootsphoto.com

Following twelve months of operation, it has been decided to discontinue the on-line photographic services available from bootsphoto.com. Demand for photo storage and revenue from related on-line services have been substantially lower than forecast. The upload service is being withdrawn immediately and on-line photo storage facilities will cease at the end of October.

bootsphoto.com is expected to make an operating loss of £7.3 million in the first six months of the financial year. Withdrawal of the on-line services will result in a cost of around £10 million, mainly related to contractual supply arrangements. This cost will be shown as an exceptional item in the half year profit and loss account.

Following discontinuation of on-line facilities, the bootsphoto.com website will continue to provide features, hints and tips on photography together with information about in-store services. The site will be re-launched early in 2002 offering a range of digital services, including editing, e-mail and printing.

Note to editors - Boots Interim Results will be announced on 8th November 2001

For further information contact

Media
Francis Thomas
Tel 0115 968 7032
Mobile 07836 660 700

Investor Relations
Joe Leadley
Tel 0115 968 7171

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors Interests
Released	15:37 26 Sep 2001
Number	6897K

NOTIFICATION OF DIRECTORS INTERESTS

On 26th September 2001, Boots (Quest) Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 180,581 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £4.76. This represents approximately 0.02% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. B. Clare, Mr. K.S. Piggott, Mr. S.G. Russell, Mr. A.P. Smith, and Mr. D.A.R. Thompson.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 180,581.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	17:02 28 Sep 2001
Number	8765K

THE BOOTS COMPANY PLC

28th September 2001

NOTIFICATION OF DIRECTORS INTERESTS

As at 28th September 2001, the number of ordinary shares of 25p each in the Company held by Boots ESOP Trust Limited (a wholly owned subsidiary of The Boots Company PLC incorporated in Jersey) ("the Company"), has reduced by 3,499 as a result of transfers to employees who have exercised their Share Awards under the Long Term Bonus Scheme. This represents approximately 0.0004% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr B Clare, Mr K S Piggott, Mr A Smith, Mr. S.G. Russell and Mr. D.A.R. Thompson.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,814,624 representing approximately 0.202% of the current issued ordinary share capital of the Company.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors' Interests
Released	16:16 9 Oct 2001
Number	3640L

NOTIFICATION OF DIRECTORS INTERESTS

On 9th October 2001, Boots (Quest) Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 57,254 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £4.73. This represents approximately 0.006% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. B. Clare, Mr. K.S. Piggott, Mr. S.G. Russell, Mr. A.P. Smith, and Mr. D.A.R. Thompson.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 57,254.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors Interests
Released	16:04 1 Nov 2001
Number	5061M

Between 24th October and 1st November 2001, Boots (Quest) Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 24,164 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £4.54. This represents approximately 0.002% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. B. Clare, Mr. K.S. Piggott, Mr. S.G. Russell, Mr. A.P. Smith, and Mr. D.A.R. Thompson.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 24,164.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	16:44 7 Nov 2001
Number	7991M

THE BOOTS COMPANY PLC

7th November 2001

NOTIFICATION OF DIRECTORS INTERESTS

As at 7th November 2001, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), has reduced by **46,541** as a result of the exercise by participants of rights under The Boots Company All-Employee Share Scheme 2000. This represents approximately 0.0052% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr B Clare, Mr K S Piggott, Mr A Smith, Mr. S.G. Russell, and Mr. D.A.R. Thompson.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,595,152 representing approximately 0.177% of the current issued ordinary share capital of the Company.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors Interests
Released	15:13 13 Nov 2001
Number	0604N

On 13th November 2001, Boots (Quest) Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 61,599 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £4.91. This represents approximately 0.0068% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. B. Clare, Mr. K.S. Piggott, Mr. S.G. Russell, Mr. A.P. Smith, and Mr. D.A.R. Thompson.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 61,599.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	11:18 26 Nov 2001
Number	6866N

THE BOOTS COMPANY PLC

26th November 2001

NOTIFICATION OF DIRECTORS INTERESTS

As at 26th November 2001, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), has reduced by 98 as a result of the exercise by participants of rights under The Boots Company All-Employee Share Scheme 2000. This represents approximately 0.00001% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr B Clare, Mr K S Piggott, Mr A Smith, Mr. S.G. Russell, and Mr. D.A.R. Thompson.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,595,054 representing approximately 0.177% of the current issued ordinary share capital of the Company.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors interests
Released	15:52 29 Nov 2001
Number	9386N

On 29th November 2001, Boots (Quest) Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 32,258 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £4.80. This represents approximately 0.0035% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. B. Clare, Mr. K.S. Piggott, Mr. S.G. Russell, Mr. A.P. Smith, and Mr. D.A.R. Thompson.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 32,258.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Blocklisting Interim Review
Released	10:26 10 Dec 2001
Number	4111O

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

THE BOOTS COMPANY PLC

2. Name of scheme

EXECUTIVE SHARE OPTION SCHEME

3. Period of return: From to

01.06.01 TO 30.11.01

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

175,500

5. Number of shares issued/allotted
under scheme during period

56,500

6. Balance under scheme not yet issued/allotted
at end of period

119,000

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

730,500 ORDINARY SHARES OF 25P EACH REF. A/474/1998

Please confirm total number of shares in issue at the end of the period
in order for us to update our records

899,571,315

Contact for queries: Address:

Name: SONIA FENNELL, THE BOOTS COMPANY PLC, NOTTINGHAM. NG2 3AA

Telephone: 0115 9687094

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

THE BOOTS COMPANY PLC

2. Name of scheme

BOOTS STAFF SAYE SHARE OPTION SCHEME

3. Period of return: From to

01.06.01 TO 30.11.01

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

122,132

5. Number of shares issued/allotted
under scheme during period

0

6. Balance under scheme not yet issued/allotted
at end of period

122,132

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

450,000 ORDINARY SHARES OF 25P EACH REF. RA/BOOTS CO PLC/00002-0002

Please confirm total number of shares in issue at the end of the period
in order for us to update our records

899,571,315
Contact for queries: Address:

Name: SONIA FENNELL, THE BOOTS COMPANY PLC, NOTTINGHAM. NG2 3AA

Telephone: 0115 9687094

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors Interests
Released	15:42 19 Dec 2001
Number	9761O

On 19th December 2001, Boots (Quest) Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 13,823 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £5.08. This represents approximately 0.0015% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. B. Clare, Mr. K.S. Piggott, Mr. S.G. Russell, Mr. A.P. Smith, and Mr. D.A.R. Thompson.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 13,823.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	15:12 21 Dec 2001
Number	1420P

THE BOOTS COMPANY PLC

21st December 2001

NOTIFICATION OF DIRECTORS INTERESTS

As at 21st December 2001, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), has reduced by 7,545 as a result of the exercise by participants of rights under The Boots Company All-Employee Share Scheme 2000. This represents approximately 0.00084% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr B Clare, Mr K S Piggott, Mr A Smith, Mr. S.G. Russell, and Mr. D.A.R. Thompson.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,587,509 representing approximately 0.176% of the current issued ordinary share capital of the Company.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors Interests
Released	15:02 3 Jan 2002
Number	4424P

THE BOOTS COMPANY PLC

3rd January 2002

NOTIFICATION OF DIRECTORS INTERESTS

As at 3rd January 2002, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), has reduced by 4,503 as a result of the exercise by participants of rights under The Boots Company All-Employee Share Scheme 2000. This represents approximately 0.0005% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr B Clare, Mr K S Piggott, Mr A Smith, Mr. S.G. Russell, and Mr. D.A.R. Thompson.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,583,006 representing approximately 0.176% of the current issued ordinary share capital of the Company.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors interests
Released	14:02 18 Jan 2002
Number	1960Q

On 17th January 2002, Boots (Quest) Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 40,079 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £4.78. This represents approximately 0.0044% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. B. Clare, Mr. K.S. Piggott, Mr. S.G. Russell, Mr. A.P. Smith, and Mr. D.A.R. Thompson.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 40,079.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors Interests
Released	16:26 6 Feb 2002
Number	0893R

On 6th February 2002, Boots (Quest) Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 63,195 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £4.62. This represents approximately 0.007% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. B. Clare, Mr. K.S. Piggott, Mr. S.G. Russell, Mr. A.P. Smith, and Mr. D.A.R. Thompson.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 63,195.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	16:35 7 Feb 2002
Number	1608R

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

David Anthony Roland THOMPSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 and spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

David Anthony Roland THOMPSON

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director and spouse

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

a. Re-investment of tax reclaim on PEP dividends (Single co PEP)
b. Re-investment of PEP dividends (Single co PEP)

7) Number of shares/amount of stock acquired

a. 6
b. 14

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

Minimal

11) Class of security

Ordinary Shares of 25p each

12) Price per share

a. £6.43
b. £6.475

13) Date of transaction

a. 22nd October 2001
b. 5th February 2002

14) Date company informed

a.& b. 7th February 2002

15) Total holding following this notification

199,436

16) Total percentage holding of issued class following this notification

0.022%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....7th February 2001............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of director

Stephen George RUSSELL

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Stephen George RUSSELL

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

NA

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

a. Re-investment of tax reclaim on PEP dividends (Single co PEP)
b. Re-investment of PEP dividends (Single co PEP)

7) Number of shares/amount of stock acquired

a. 2
b. 5

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

Minimal

11) Class of security

Ordinary Shares of 25p each

12) Price per share

a. £6.43
b. £6.475

13) Date of transaction

a. 22nd October 2001
b. 5th February 2002

14) Date company informed

a.& b. 7th February 2002

15) Total holding following this notification

183,684

16) Total percentage holding of issued class following this notification

0.0204%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....7th February 2001............................

END

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Company Boots Co PLC
TIDM BOOT
Headline Director Shareholding
Released 09:29 13 Feb 2002
Number 3849R

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

John Brian McGRATH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

John Brian McGRATH

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Dividend Reinvestment Plan

7) Number of shares/amount of stock acquired

35

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

£6.448

13) Date of transaction

12th February 2002

14) Date company informed

12th February 2002

15) Total holding following this notification

2,839

16) Total percentage holding of issued class following this notification

Minimal

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....13th February 2002.............................

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors Interests
Released	12:01 19 Feb 2002
Number	6864R

On 18th February 2002, Boots (Quest) Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 88,576 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £4.15. This represents approximately 0.009% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. B. Clare, Mr. K.S. Piggott, Mr. S.G. Russell, Mr. A.P. Smith, and Mr. D.A.R. Thompson.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 88,576.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors interests
Released	09:50 1 Mar 2002
Number	2523S

On 28th February 2002, Boots (Quest) Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 61,369 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £4.61. This represents approximately 0.0068% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. B. Clare, Mr. K.S. Piggott, Mr. S.G. Russell, Mr. A.P. Smith, and Mr. D.A.R. Thompson.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 61,369.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	14:31 11 Mar 2002
Number	7465S

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of director

Kenneth Stanton PIGGOTT

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Kenneth Stanton PIGGOTT

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

NA

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Lapsed SAYE option

7) Number of shares/amount of stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

426

10) Percentage of issued class

Minimal

11) Class of security

Ordinary Shares of 25p each

12) Price per share

£4.85

13) Date of transaction

1st March 2002

14) Date company informed

11th March 2002

15) Total holding following this notification

116,975

16) Total percentage holding of issued class following this notification

0.013%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell

Assistant Company Secretary
Date of Notification.....11th March 2002.............................

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors Interests
Released	11:25 15 Mar 2002
Number	0421T

On 14th March 2002, Boots (Quest) Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 31,492 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £4.64. This represents approximately 0.003% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. B. Clare, Mr. K.S. Piggott, Mr. S.G. Russell, Mr. A.P. Smith, and Mr. D.A.R. Thompson.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 31,492.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors Shareholdings
Released	10:46 22 Mar 2002
Number	4226T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

David Anthony Roland THOMPSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 and spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

David Anthony Roland THOMPSON

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director and spouse

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Re-investment of tax reclaim on PEP dividends (Single co PEP)

7) Number of shares/amount of stock acquired

2

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

Minimal

11) Class of security

Ordinary Shares of 25p each

12) Price per share

£6.64

13) Date of transaction

21st March 2002

14) Date company informed

22nd March 2002

15) Total holding following this notification

199,438

16) Total percentage holding of issued class following this notification

0.022%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for

making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....22nd March 2002............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of director

Stephen George RUSSELL

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Stephen George RUSSELL

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

NA

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Re-investment of tax reclaim on PEP dividends (Single co PEP)

7) Number of shares/amount of stock acquired

1

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

Minimal

11) Class of security

Ordinary Shares of 25p each

12) Price per share

£6.64

13) Date of transaction

21st March 2002.

14) Date company informed

22rd March 2002

15) Total holding following this notification

183,685

16) Total percentage holding of issued class following this notification

0.0204%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....22nd March 2002.............................

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	09:40 26 Mar 2002
Number	5818T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of director

Andrew Patrick SMITH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Andrew Patrick SMITH

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

NA

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase

7) Number of shares/amount of stock acquired

998

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

Minimal

11) Class of security

Ordinary Shares of 25p each

12) Price per share

£6.445

13) Date of transaction

1st March 2002

14) Date company informed

26th March 2002

15) Total holding following this notification

46,697

16) Total percentage holding of issued class following this notification

Minimal

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Michael Oliver

Company Secretary
Date of Notification.....26th March 2002.............................

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors interests
Released	15:08 26 Mar 2002
Number	6209T

THE BOOTS COMPANY PLC

26th March 2002

NOTIFICATION OF DIRECTORS INTERESTS

As at 26th March 2002, the number of ordinary shares of 25p each in the Company held by Boots ESOP Trust Limited (a wholly owned subsidiary of The Boots Company PLC incorporated in Jersey) ("the Company"), has reduced by 29,906 as a result of transfers to employees who have exercised their Share Awards under the Long Term Bonus Scheme. This represents approximately 0.0033% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr B Clare, Mr K S Piggott, Mr A Smith, Mr. S.G. Russell and Mr. D.A.R. Thompson.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,784,718 representing approximately 0.198% of the current issued ordinary share capital of the Company.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	14:25 27 Mar 2002
Number	7045T

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 26th March 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 668.70p per share. This brings the total number of shares purchased during this programme to 6,020,000.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	09:15 28 Mar 2002
Number	7516T

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 27th March 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 669.04p per share. This brings the total number of shares purchased during this programme to 6,520,000.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	16:17 19 Mar 2002
Number	2349T

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 18th March 2002, The Boots Company PLC acquired 750,000 ordinary shares in the company for cancellation. The price paid was 649.63p per share.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	09:44 20 Mar 2002
Number	2667T

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 19th March 2002, The Boots Company PLC acquired 750,000 ordinary shares in the company for cancellation. The price paid was 653.51p per share.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	14:12 21 Mar 2002
Number	3683T

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 20th March 2002, The Boots Company PLC acquired 750,000 ordinary shares in the company for cancellation. The price paid was 649.90p per share. This brings the total number of shares purchased during this programme to 4,015,000.

END





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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	10:09 22 Mar 2002
Number	4192T

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 21st March 2002, The Boots Company PLC acquired 255,000 ordinary shares in the company for cancellation. The price paid was 659.79p per share. This brings the total number of shares purchased during this programme to 4,270,000.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	09:16 25 Mar 2002
Number	4975T

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 22nd March 2002, The Boots Company PLC acquired 750,000 ordinary shares in the company for cancellation. The price paid was 675.80p per share. This brings the total number of shares purchased during this programme to 5,020,000.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	09:43 26 Mar 2002
Number	5822T

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 25th March 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 677.19p per share. This brings the total number of shares purchased during this programme to 5,520,000.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	09:26 13 Mar 2002
Number	8786S

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 12th March 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 621.87p per share.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	12:04 14 Mar 2002
Number	9750S

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 13th March 2002, The Boots Company PLC acquired 516,000 ordinary shares in the company for cancellation. The price paid was 616.63p per share.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	10:58 15 Mar 2002
Number	0381T

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 14th March 2002, The Boots Company PLC acquired 249,000 ordinary shares in the company for cancellation. The price paid was 629.90p per share.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	09:43 18 Mar 2002
Number	1169T

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 15th March 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 639.56p per share.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	12:08 2 Apr 2002
Number	8690T

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 28th March 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 669.55p per share. This brings the total number of shares purchased during this programme to 7,020,000.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors Interests
Released	10:05 10 Apr 2002
Number	3057U

On 9th April 2002, Boots (Quest) Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 28,324 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £4.29. This represents approximately 0.003% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Bateman, Mr. B. Clare, Mr. H. Dodd, Mr. K.S. Piggott, Mr. S.G. Russell, Mr. A.P. Smith, and Mr. D.A.R. Thompson.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 28,324.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors Interests
Released	09:49 26 Apr 2002
Number	1373V

On 25th April 2002, Boots (Quest) Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 20,664 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £4.74. This represents approximately 0.002% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Bateman, Mr. B. Clare, Mr. H. Dodd, Mr. K.S. Piggott, Mr. S.G. Russell, Mr. A.P. Smith, and Mr. D.A.R. Thompson.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 20,664.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors Interests
Released	16:17 1 May 2002
Number	3896V

THE BOOTS COMPANY PLC

1st May 2002

NOTIFICATION OF DIRECTORS INTERESTS

As at 1st May 2002, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), has reduced by 8,850 as a result of the exercise by participants of rights under The Boots Company All-Employee Share Scheme 2000. This represents approximately 0.001% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr P Bateman, Mr H Dodd, Mr B Clare, Mr K S Piggott, Mr A Smith, Mr. S.G. Russell, and Mr. D.A.R. Thompson.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,574,156 representing approximately 0.176% of the current issued ordinary share capital of the Company.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors Shareholdings
Released	16:16 20 May 2002
Number	1559W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

David Anthony Roland THOMPSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by The Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

17

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

716.75p

13) Date of transaction

16th May 2002

14) Date company informed

20th May 2002

15) Total holding following this notification

199,455

16) Total percentage holding of issued class following this notification

0.022%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....20th May 2002............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Andrew Patrick SMITH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by The Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

17

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

716.75p

13) Date of transaction

16th May 2002

14) Date company informed

20th May 2002

15) Total holding following this notification

46,714

16) Total percentage holding of issued class following this notification

0.005%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....20th May 2002............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Barry CLARE

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by The Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

17

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

716.75p

13) Date of transaction

16th May 2002

14) Date company informed

20th May 2002

15) Total holding following this notification

81,334

16) Total percentage holding of issued class following this notification

0.009%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....20th May 2002............................

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors Interests
Released	11:24 21 May 2002
Number	2031W

On 20th May 2002, Boots (Quest) Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 10,540 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £4.96. This represents approximately 0.001% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Bateman, Mr. B. Clare, Mr. H. Dodd, Mr. K.S. Piggott, Mr. S.G. Russell, Mr. A.P. Smith, and Mr. D.A.R. Thompson.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 10,540.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	14:04 24 May 2002
Number	4053W

THE BOOTS COMPANY PLC

24th May 2002

NOTIFICATION OF DIRECTORS INTERESTS

As at 24th May 2002, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), has increased by 20,839 as a result of the purchase of shares for the Share Investment Plan, as well as a result of the exercise by participants of rights under The Boots Company All-Employee Share Scheme 2000. This represents approximately 0.002% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr P Bateman, Mr H Dodd, Mr B Clare, Mr K S Piggott, Mr A Smith, Mr. S.G. Russell, and Mr. D.A.R. Thompson.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has increased to 1,594,995 representing approximately 0.179% of the current issued ordinary share capital of the Company.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	10:55 31 May 2002
Number	7149W

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 30th May 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 686.21p per share. This brings the total number of shares purchased during this programme to 7,520,000.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	10:38 5 Jun 2002
Number	7975W

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 31st May 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 678.39p per share. This brings the total number of shares purchased during this programme to 8,020,000.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	11:23 6 Jun 2002
Number	8699W

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 5th June 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 684.51p per share. This brings the total number of shares purchased during this programme to 8,520,000.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Blocklisting Interim Review
Released	11:48 6 Jun 2002
Number	8720W

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

The Boots Company PLC

2. Name of scheme

Executive Share Option Scheme

3. Period of return:

From 01/12/01 To 31/05/02

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

119,000

5. Number of shares issued / allotted under scheme during period:

61,500

6. Balance under scheme not yet issued / allotted at end of period

57,500

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

730,500 ordinary shares of 25p each. Ref: A/474/1998

Please confirm total number of shares in issue at the end of the period in order for us to update our records

892,617,815

Contact for queries

Name	Sonia Fennell
Address	The Boots Company PLC, Nottingham. NG2 3AA
Telephone	0115 9687094

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	09:44 7 Jun 2002
Number	9273W

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 6th June 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 679.01p per share. This brings the total number of shares purchased during this programme to 9,020,000.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	14:56 10 Jun 2002
Number	0187X

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 7th June 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 678.17p per share. This brings the total number of shares purchased during this programme to 9,520,000.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	09:12 11 Jun 2002
Number	0541X

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 10th June 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 680.69p per share. This brings the total number of shares purchased during this programme to 10,020,000.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors Interests
Released	15:51 11 Jun 2002
Number	0894X

On 11th June 2002, Boots (Quest) Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 8,984 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £4.72. This represents approximately 0.001% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Bateman, Mr. B. Clare, Mr. H. Dodd, Mr. K.S. Piggott, Mr. S.G. Russell, Mr. A.P. Smith, and Mr. D.A.R. Thompson.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 8,984.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	08:51 12 Jun 2002
Number	1165X

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 11th June 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 675.12p per share. This brings the total number of shares purchased during this programme to 10,520,000.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors Interests
Released	15:12 12 Jun 2002
Number	1473X

THE BOOTS COMPANY PLC

12th June 2002

NOTIFICATION OF DIRECTORS INTERESTS

As at 12th June 2002, the number of ordinary shares of 25p each in the Company held by Boots ESOP Trust Limited (a wholly owned subsidiary of The Boots Company PLC incorporated in Jersey) ("the Company"), has reduced by 23,981 as a result of transfers to employees who have exercised their Share Awards under the Long Term Bonus Scheme. This represents approximately 0.0026% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Bateman, Mr. B. Clare, Mr. H. Dodd, Mr. K.S. Piggott, Mr. S.G. Russell, Mr. A.P. Smith, and Mr. D.A.R. Thompson.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,760,737 representing approximately 0.197% of the current issued ordinary share capital of the Company.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	09:42 13 Jun 2002
Number	1843X

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 12th June 2002, The Boots Company PLC acquired 750,000 ordinary shares in the company for cancellation. The price paid was 651.52p per share. This brings the total number of shares purchased during this programme to 11,270,000.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	09:32 14 Jun 2002
Number	2484X

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 13th June 2002, The Boots Company PLC acquired 750,000 ordinary shares in the company for cancellation. The price paid was 653.82p per share. This brings the total number of shares purchased during this programme to 12,020,000.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of OwnSecs-Amendment
Released	09:49 18 Jun 2002
Number	3861X

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

"The Issuer advises that the following replaces the Purchase of Own Securities announcement released 17 June 2002 at 15:44 under RNS number 3502X. The price paid was 629.88p per share, and not 629.98p per share, as previously stated. All other details remain unchanged, and the full amended text appears below."

On 14th June 2002, The Boots Company PLC acquired 2,000,000 ordinary shares in the company for cancellation. The price paid was 629.88p per share. This brings the total number of shares purchased during this programme to 14,020,000.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	13:13 18 Jun 2002
Number	4065X

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 17th June 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 634.01p per share. This brings the total number of shares purchased during this programme to 14,520,000.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors Shareholdings
Released	14:45 18 Jun 2002
Number	4138X

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

David Anthony Roland THOMPSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

David Anthony Roland THOMPSON

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Executive Share Option

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18th June 2002

18) Period during which or date on which exercisable

18th June 2005 - 18th June 2012

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

75,590 Ordinary 25p shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£6.35

22) Total number of shares or debentures over which options held following this notification

182,165

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....18th June 2002............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Andrew Patrick SMITH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Andrew Patrick SMITH

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Executive Share Option

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18th June 2002

18) Period during which or date on which exercisable

18th June 2005 - 18th June 2012

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

43,307 Ordinary 25p shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£6.35

22) Total number of shares or debentures over which options held following this notification

89,006

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification......18th June 2002.............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Stephen George RUSSELL

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Stephen George RUSSELL

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Executive Share Option

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18th June 2002

18) Period during which or date on which exercisable

18th June 2005 - 18th June 2012

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

94,488 Ordinary 25p shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£6.35

22) Total number of shares or debentures over which options held following this notification

217,561

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....18th June 2002............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Kenneth Stanton PIGGOTT

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Kenneth Stanton PIGGOTT

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Executive Share Option

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18th June 2002

18) Period during which or date on which exercisable

18th June 2005 - 18th June 2012

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

57,086 Ordinary 25p shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£6.35

22) Total number of shares or debentures over which options held following this notification

125,528

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....18th June 2002............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Barry CLARE

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Barry CLARE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Executive Share Option

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18th June 2002

18) Period during which or date on which exercisable

18th June 2005 - 18th June 2012

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

59,055 Ordinary 25p shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£6.35

22) Total number of shares or debentures over which options held following this notification

130,246

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....18th June 2002............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Howard DODD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Howard DODD

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Executive Share Option

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18th June 2002

18) Period during which or date on which exercisable

18th June 2005 - 18th June 2012

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

55,118 Ordinary 25p shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£6.35

22) Total number of shares or debentures over which options held following this notification

55,118

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....18th June 2002............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Paul BATEMAN

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Executive Share Option

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18th June 2002

18) Period during which or date on which exercisable

18th June 2005 - 18th June 2012

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

40,944 Ordinary 25p shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£6.35

22) Total number of shares or debentures over which options held following this notification

67,372

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....18th June 2002............................

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	09:10 19 Jun 2002
Number	4471X

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 18th June 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 637.00p per share. This brings the total number of shares purchased during this programme to 15,020,000.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	10:26 20 Jun 2002
Number	5182X

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 19th June 2002, The Boots Company PLC acquired 1,250,000 ordinary shares in the company for cancellation. The price paid was 628.20p per share. This brings the total number of shares purchased during this programme to 16,270,000.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	09:10 21 Jun 2002
Number	5719X

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 20th June 2002, The Boots Company PLC acquired 1,900,000 ordinary shares in the company for cancellation. The price paid was 627.21p per share. This brings the total number of shares purchased during this programme to 18,170,000.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	08:32 24 Jun 2002
Number	6366X

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 21st June 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 623.99p per share. This brings the total number of shares purchased during this programme to 18,670,000.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	08:31 25 Jun 2002
Number	6995X

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 24th June 2002, The Boots Company PLC acquired 1,000,000 ordinary shares in the company for cancellation. The price paid was 628.60p per share. This brings the total number of shares purchased during this programme to 19,670,000.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors Shareholdings
Released	10:11 25 Jun 2002
Number	7047X

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

David Anthony Roland THOMPSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by The Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

20

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

624p

13) Date of transaction

21st June 2002

14) Date company informed

25th June 2002

15) Total holding following this notification

275,065

16) Total percentage holding of issued class following this notification

0.031%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....25th June 2002............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Andrew Patrick SMITH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by The Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

20

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

624p

13) Date of transaction

21st June 2002

14) Date company informed

25th June 2002

15) Total holding following this notification

90,041

16) Total percentage holding of issued class following this notification

0.01%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....25th June 2002............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Barry CLARE

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by The Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

20

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

624p

13) Date of transaction

21st June 2002

14) Date company informed

25th June 2002

15) Total holding following this notification

140,409

16) Total percentage holding of issued class following this notification

0.015%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....25th June 2002............................

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	13:56 25 Jun 2002
Number	7238X

THE BOOTS COMPANY PLC

25th June 2002

NOTIFICATION OF DIRECTORS INTERESTS

As at 25th June 2002, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), has increased by 25,422 as a result of the purchase of shares for the Share Investment Plan, as well as a result of the exercise by participants of rights under The Boots Company All-Employee Share Scheme 2000. This represents approximately 0.003% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr P Bateman, Mr H Dodd, Mr B Clare, Mr K S Piggott, Mr A Smith, Mr. S.G. Russell, and Mr. D.A.R. Thompson.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has increased to 1,620,417 representing approximately 0.183% of the current issued ordinary share capital of the Company.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:00 26 Jun 2002
Number	7422X

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 25th June 2002, The Boots Company PLC acquired 1,000,000 ordinary shares in the company for cancellation. The price paid was 635.00p per share. This brings the total number of shares purchased during this programme to 20,670,000.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors Interests
Released	11:35 26 Jun 2002
Number	7739X

THE BOOTS COMPANY PLC

26th June 2002

NOTIFICATION OF DIRECTORS INTERESTS

As at 26th June 2002, the number of ordinary shares of 25p each in the Company held by Boots ESOP Trust Limited (a wholly owned subsidiary of The Boots Company PLC incorporated in Jersey) ("the Company"), has reduced by 45,728 as a result of transfers to employees who have exercised their Share Awards under the Long Term Bonus Scheme. This represents approximately 0.0051% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Bateman, Mr. B. Clare, Mr. H. Dodd, Mr. K.S. Piggott, Mr. S.G. Russell, Mr. A.P. Smith, and Mr. D.A.R. Thompson.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,715,009 representing approximately 0.194% of the current issued ordinary share capital of the Company.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors Shareholdings
Released	11:39 26 Jun 2002
Number	7752X

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of director

David Anthony Roland THOMPSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

David Anthony Roland THOMPSON

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of Long Term Bonus Award

7) Number of shares/amount of stock acquired

12,072

8) Percentage of issued class

0.001%

9) Number of shares/amount of stock disposed

4,788

10) Percentage of issued class

Minimal

11) Class of security

Ordinary shares of 25p each

12) Price per share

£6.335

13) Date of transaction

25th June 2002

14) Date company informed

25th June 2002

15) Total holding following this notification

270,277

16) Total percentage holding of issued class following this notification

0.03%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

NA

18) Period during which or date on which exercisable

NA

19) Total amount paid (if any) for grant of the option

NA

20) Description of shares or debentures involved: class, number

NA

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

NA

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell

Assistant Company Secretary
Date of Notification.26th June 2002................................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of director

Mr. Kenneth Stanton PIGGOTT

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr. Kenneth Stanton PIGGOTT

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of Long Term Bonus Award

7) Number of shares/amount of stock acquired

4,570

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

1,813

10) Percentage of issued class

Minimal

11) Class of security

Ordinary shares of 25p each

12) Price per share

£6.335

13) Date of transaction

25th June 2002

14) Date company informed

25th June 2002

15) Total holding following this notification

172,248

16) Total percentage holding of issued class following this notification

0.019%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

NA

18) Period during which or date on which exercisable

NA

19) Total amount paid (if any) for grant of the option

NA

20) Description of shares or debentures involved: class, number

NA

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

NA

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell

Assistant Company Secretary
Date of Notification.26th June 2002................................

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	08:31 27 Jun 2002
Number	8289X

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 26th June 2002, The Boots Company PLC acquired 1,400,000 ordinary shares in the company for cancellation. The price paid was 626.72p per share. This brings the total number of shares purchased during this programme to 22,070,000.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	18:09 27 Jun 2002
Number	8813X

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 27th June 2002, The Boots Company PLC acquired 1,000,000 ordinary shares in the company for cancellation. The price paid was 626.94p per share. This brings the total number of shares purchased during this programme to 23,070,000.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	11:02 28 Jun 2002
Number	9059X

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of director

Andrew Patrick SMITH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Andrew Patrick SMITH

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of Long Term Bonus Award

7) Number of shares/amount of stock acquired

1,382

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

566

10) Percentage of issued class

Minimal

11) Class of security

Ordinary shares of 25p each

12) Price per share

£6.14

13) Date of transaction

26th June 2002

14) Date company informed

28th June 2002

15) Total holding following this notification

89,475

16) Total percentage holding of issued class following this notification

0.01%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

NA

18) Period during which or date on which exercisable

NA

19) Total amount paid (if any) for grant of the option

NA

20) Description of shares or debentures involved: class, number

NA

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

NA

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell

Assistant Company Secretary
Date of Notification.28th June 2002..................................

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	16:43 28 Jun 2002
Number	9521X

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 28th June 2002, The Boots Company PLC acquired 128,888 ordinary shares in the company for cancellation. The price paid was 636.31p per share. This brings the total number of shares purchased during this programme to 23,198,888.

END

Company website

 

EXHIBIT 38





RNS | The company news service from the London Stock Exchange 02 DEC 23 AM 9:07

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	09:13 2 Jul 2002
Number	0464Y

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 1st July 2002, The Boots Company PLC acquired 1,000,000 ordinary shares in the company for cancellation. The price paid was 648.47p per share. This brings the total number of shares purchased during this programme to 24,198,888.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	08:32 3 Jul 2002
Number	1094Y

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 2nd July 2002, The Boots Company PLC acquired 906,749 ordinary shares in the company for cancellation. The price paid was 637.52p per share. This brings the total number of shares purchased during this programme to 25,105,637.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors Interests
Released	11:18 3 Jul 2002
Number	1212Y

THE BOOTS COMPANY PLC

3rd July 2002

NOTIFICATION OF DIRECTORS INTERESTS

On 2nd July 2002 The Boots (Quest) Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company") transferred 1,247,881 ordinary shares of 25p each in the Company at a price of £6.425 per share to The Boots Share Plan Trustee Limited. This represents approximately 0.142% of the current issued ordinary share capital of the Company.

Both Trusts are discretionary trusts for the benefit of employees and executive directors of the Company and are operated in connection with the Company's UK all-employee SAYE Share Option Scheme (the Quest) and the New All-Employee Share Ownership Plan respectively. Each executive director of the Company, as a potential beneficiary of the Trusts, is deemed to have an interest in the shares held by the Trusts. The directors in question are Mr B Clare, Mr K Piggott, Mr A P Smith, Mr. S.G. Russell, Mr. D.A.R. Thompson, Mr P Bateman and Mr. H Dodd.

There is no net change in the total deemed interests of the directors as a result of this transaction.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors Shareholdings
Released	15:15 3 Jul 2002
Number	1412Y

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Andrew Patrick SMITH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Andrew Patrick SMITH

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Appropriation of shares under the All Employee Share Ownership Plan

7) Number of shares/amount of stock acquired

39

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

Minimal

11) Class of security

Ordinary Shares of 25p each

12) Price per share

£6.32

13) Date of transaction

2nd July 2002

14) Date company informed

3rd July 2002

15) Total holding following this notification

89,514

16) Total percentage holding of issued class following this notification

0.0101%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....3rd July 2002............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Stephen George RUSSELL

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Stephen George RUSSELL

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Appropriation of shares under the All Employee Share Ownership Plan

7) Number of shares/amount of stock acquired

39

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

Minimal

11) Class of security

Ordinary Shares of 25p each

12) Price per share

£6.32

13) Date of transaction

2nd July 2002

14) Date company informed

3rd July 2002

15) Total holding following this notification

278,212

16) Total percentage holding of issued class following this notification

0.0314%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....3rd July 2002............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Kenneth Stanton PIGGOTT

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Kenneth Stanton PIGGOTT

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Appropriation of shares under the All Employee Share Ownership Plan

7) Number of shares/amount of stock acquired

39

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

Minimal

11) Class of security

Ordinary Shares of 25p each

12) Price per share

£6.32

13) Date of transaction

2nd July 2002

14) Date company informed

3rd July 2002

15) Total holding following this notification

172,287

16) Total percentage holding of issued class following this notification

0.0194%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....3rd July 2002.............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Barry CLARE

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Barry CLARE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Appropriation of shares under the All Employee Share Ownership Plan

7) Number of shares/amount of stock acquired

39

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

Minimal

11) Class of security

Ordinary Shares of 25p each

12) Price per share

£6.32

13) Date of transaction

2nd July 2002

14) Date company informed

3rd July 2002

15) Total holding following this notification

140,448

16) Total percentage holding of issued class following this notification

0.0158%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....3rd July 2002...........................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Paul BATEMAN

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Appropriation of shares under the All Employee Share Ownership Plan

7) Number of shares/amount of stock acquired

39

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

Minimal

11) Class of security

Ordinary Shares of 25p each

12) Price per share

£6.32

13) Date of transaction

2nd July 2002

14) Date company informed

3rd July 2002

15) Total holding following this notification

67,411

16) Total percentage holding of issued class following this notification

0.007%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....3rd July 2002............................

END



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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	09:05 4 Jul 2002
Number	1725Y

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 3rd July 2002, The Boots Company PLC acquired 1,000,000 ordinary shares in the company for cancellation. The price paid was 636.22p per share. This brings the total number of shares purchased during this programme to 26,105,637.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	08:53 5 Jul 2002
Number	2351Y

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 4th July 2002, The Boots Company PLC acquired 1,000,000 ordinary shares in the company for cancellation. The price paid was 631.95p per share. This brings the total number of shares purchased during this programme to 27,105,637.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors Interests
Released	14:39 5 Jul 2002
Number	2632Y

On 5th July 2002, Boots (Quest) Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 8,686 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £4.85. This represents approximately 0.001% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Bateman, Mr. B. Clare, Mr. H. Dodd, Mr. K.S. Piggott, Mr. S.G. Russell, Mr. A.P. Smith, and Mr. D.A.R. Thompson.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 8,686.

END




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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	08:55 8 Jul 2002
Number	2931Y

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 5th July 2002, The Boots Company PLC acquired 850,000 ordinary shares in the company for cancellation. The price paid was 638.60p per share. This brings the total number of shares purchased during this programme to 27,955,637.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	09:03 9 Jul 2002
Number	3567Y

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 8th July 2002, The Boots Company PLC acquired 1,000,000 ordinary shares in the company for cancellation. The price paid was 651.34p per share. This brings the total number of shares purchased during this programme to 28,955,637.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Directors Interests
Released	16:37 9 Jul 2002
Number	3972Y

THE BOOTS COMPANY PLC

9th July 2002

NOTIFICATION OF DIRECTORS INTERESTS

As at 9th July 2002, the number of ordinary shares of 25p each in the Company held by Boots ESOP Trust Limited (a wholly owned subsidiary of The Boots Company PLC incorporated in Jersey) ("the Company"), has reduced by 26,445 as a result of transfers to employees who have exercised their Share Awards under the Long Term Bonus Scheme. This represents approximately 0.0029% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Bateman, Mr. B. Clare, Mr. H. Dodd, Mr. K.S. Piggott, Mr. S.G. Russell, Mr. A.P. Smith, and Mr. D.A.R. Thompson.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,688,564 representing approximately 0.191% of the current issued ordinary share capital of the Company.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	09:03 10 Jul 2002
Number	4202Y

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 9th July 2002, The Boots Company PLC acquired 106,156 ordinary shares in the company for cancellation. The price paid was 651.63p per share. This brings the total number of shares purchased during this programme to 29,061,793.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	14:17 10 Jul 2002
Number	4458Y

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of director

Stephen George RUSSELL

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Stephen George RUSSELL

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of Long Term Bonus Award

7) Number of shares/amount of stock acquired

11,200

8) Percentage of issued class

0.001%

9) Number of shares/amount of stock disposed

4,521

10) Percentage of issued class

Minimal

11) Class of security

Ordinary shares of 25p each

12) Price per share

£6.505

13) Date of transaction

9th July 2002

14) Date company informed

10th July 2002

15) Total holding following this notification

273,691

16) Total percentage holding of issued class following this notification

0.031%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

NA

18) Period during which or date on which exercisable

NA

19) Total amount paid (if any) for grant of the option

NA

20) Description of shares or debentures involved: class, number

NA

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

NA

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell

Assistant Company Secretary
Date of Notification.10th July 2002................................

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	08:58 11 Jul 2002
Number	4755Y

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 10th July 2002, The Boots Company PLC acquired 1,000,000 ordinary shares in the company for cancellation. The price paid was 651.46p per share. This brings the total number of shares purchased during this programme to 30,061,793.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	08:50 12 Jul 2002
Number	5442Y

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 11th July 2002, The Boots Company PLC acquired 2,000,000 ordinary shares in the company for cancellation. The price paid was 627.19p per share. This brings the total number of shares purchased during this programme to 32,061,793.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	15:58 15 Jul 2002
Number	6440Y

THE BOOTS COMPANY PLC

15th July 2002

NOTIFICATION OF DIRECTORS INTERESTS

As at 15th July 2002, the number of ordinary shares of 25p each in the Company held by Boots ESOP Trust Limited (a wholly owned subsidiary of The Boots Company PLC incorporated in Jersey) ("the Company"), has reduced by 41,334 as a result of transfers to employees who have exercised their Share Awards under the Long Term Bonus Scheme. This represents approximately 0.0047% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Bateman, Mr. B. Clare, Mr. H. Dodd, Mr. K.S. Piggott, Mr. S.G. Russell, Mr. A.P. Smith, and Mr. D.A.R. Thompson.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,647,230 representing approximately 0.189% of the current issued ordinary share capital of the Company.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	16:49 15 Jul 2002
Number	6509Y

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of director

Barry CLARE

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Barry CLARE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of Long Term Bonus Award

7) Number of shares/amount of stock acquired

4,621

8) Percentage of issued class

0.0005%

9) Number of shares/amount of stock disposed

1,912

10) Percentage of issued class

Minimal

11) Class of security

Ordinary shares of 25p each

12) Price per share

£6.00

13) Date of transaction

12th July 2002

14) Date company informed

15th July 2002

15) Total holding following this notification

138,536

16) Total percentage holding of issued class following this notification

0.016%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

NA

18) Period during which or date on which exercisable

NA

19) Total amount paid (if any) for grant of the option

NA

20) Description of shares or debentures involved: class, number

NA

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

NA

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell

Assistant Company Secretary
Date of Notification.15th July 2002.................................

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	08:45 17 Jul 2002
Number	7333Y

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 16th July 2002, The Boots Company PLC acquired 302,304 ordinary shares in the company for cancellation. The price paid was 578.06p per share. This brings the total number of shares purchased during this programme to 32,364,097.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	09:08 17 Jul 2002
Number	7343Y

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Boots Company PLC

2) Name of director

Paul Bateman

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Paul Bateman

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase

7) Number of shares/amount of stock acquired

173

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary shares of 25p each

12) Price per share

571.06 pence

13) Date of transaction

16th July 2002

14) Date company informed

17th July 2002

15) Total holding following this notification

67,584

16) Total percentage holding of issued class following this notification

0.0078%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Steven Watts

0115 968 7096

25) Name and signature of authorised company official responsible for

making this notification

Michael John Oliver

Company Secretary

Date of Notification.17th July 2002................................

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	16:24 17 Jul 2002
Number	7711Y

THE BOOTS COMPANY PLC

17th July 2002

NOTIFICATION OF DIRECTORS INTERESTS

As at 17th July 2002, the number of ordinary shares of 25p each in the Company held by Boots ESOP Trust Limited (a wholly owned subsidiary of The Boots Company PLC incorporated in Jersey) ("the Company"), has reduced by 40,474 as a result of transfers to employees who have exercised their Share Awards under the Long Term Bonus Scheme. This represents approximately 0.0046% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Bateman, Mr. B. Clare, Mr. H. Dodd, Mr. K.S. Piggott, Mr. S.G. Russell, Mr. A.P. Smith, and Mr. D.A.R. Thompson.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,606,756 representing approximately 0.184% of the current issued ordinary share capital of the Company.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	08:51 19 Jul 2002
Number	8560Y

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 18th July 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 602.28p per share. This brings the total number of shares purchased during this programme to 32,864,097.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	16:06 19 Jul 2002
Number	8976Y

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

David Anthony Roland THOMPSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by The Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

21

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

6.02p

13) Date of transaction

18th July 2002

14) Date company informed

19th July 2002

15) Total holding following this notification

270,298

16) Total percentage holding of issued class following this notification

0.031%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....18th July 2002............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Andrew Patrick SMITH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by The Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

21

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

602p

13) Date of transaction

18th July 2002

14) Date company informed

19th July 2002

15) Total holding following this notification

89,535

16) Total percentage holding of issued class following this notification

0.01%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....19 July 2002............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Barry CLARE

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by The Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

21

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

602p

13) Date of transaction

18th July 2002

14) Date company informed

19th July 2002

15) Total holding following this notification

138,557

16) Total percentage holding of issued class following this notification

0.015%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....19th July 2002............................

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:15 22 Jul 2002
Number	9067Y

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 19th July 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 594.21p per share. This brings the total number of shares purchased during this programme to 33,364,097.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	16:01 22 Jul 2002
Number	9534Y

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Kenneth Stanton PIGGOTT

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Kenneth Stanton PIGGOTT

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Long Term Bonus Award

7) Number of shares/amount of stock acquired

2,461

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of 25p each

12) Price per share

£6.22

13) Date of transaction

3rd July 2002

14) Date company informed

3rd July 2002

15) Total holding following this notification

174,748

16) Total percentage holding of issued class following this notification

0.02%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

3rd July 2002

18) Period during which or date on which exercisable

3rd July 2002 - 2nd July 2003

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

2,461 Ordinary shares of 25p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£6.22

22) Total number of shares or debentures over which options held following this notification

120,997

23) Any additional information

Due to an oversight this announcement should have been attached to the AESOP announcement made on 3rd July 2002.

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....22nd July 2002............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Barry CLARE

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Barry CLARE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Long Term Bonus Award

7) Number of shares/amount of stock acquired

723

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of 25p each

12) Price per share

£6.22

13) Date of transaction

3rd July 2002

14) Date company informed

3rd July 2002

15) Total holding following this notification

139,280

16) Total percentage holding of issued class following this notification

0.016%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

3rd July 2002

18) Period during which or date on which exercisable

3rd July 2002 - 2nd July 2003

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

723 Ordinary shares of 25p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£6.22

22) Total number of shares or debentures over which options held following this notification

126,387

23) Any additional information

Due to an oversight this announcement should have been attached to the AESOP announcement made on 3rd July 2002.

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....22nd July 2002.............................

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	18:05 22 Jul 2002
Number	9698Y

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of director

Kenneth Stanton PIGGOTT

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Kenneth Stanton PIGGOTT

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of Long Term Bonus Award

7) Number of shares/amount of stock acquired

2,461

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

1,002

10) Percentage of issued class

Minimal

11) Class of security

Ordinary shares of 25p each

12) Price per share

£5.825

13) Date of transaction

22nd July 2002

14) Date company informed

22nd July 2002

15) Total holding following this notification

173,746

16) Total percentage holding of issued class following this notification

0.019%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

NA

18) Period during which or date on which exercisable

NA

19) Total amount paid (if any) for grant of the option

NA

20) Description of shares or debentures involved: class, number

NA

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

NA

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell

Assistant Company Secretary
Date of Notification.22nd July 2002................................

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 23 Jul 2002
Number	9664Y

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 22 July 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 582.35p per share. This brings the total number of shares purchased during this programme to 33,864,097.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 24 Jul 2002
Number	0225Z

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 23 July 2002, The Boots Company PLC acquired 750,000 ordinary shares in the company for cancellation. The price paid was 576.12p per share. This brings the total number of shares purchased during this programme to 34,614,097.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 26 Jul 2002
Number	1525Z

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 25 July 2002, The Boots Company PLC acquired 1,000,000 ordinary shares in the company for cancellation. The price paid was 563.86p per share. This brings the total number of shares purchased during this programme to 35,614,097.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 29 Jul 2002
Number	1949Z

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 26 July 2002, The Boots Company PLC acquired 750,000 ordinary shares in the company for cancellation. The price paid was 551.33p per share. This brings the total number of shares purchased during this programme to 36,364,097.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 30 Jul 2002
Number	2576Z

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 29 July 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 547.54p per share. This brings the total number of shares purchased during this programme to 36,864,097.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 31 Jul 2002
Number	3242Z

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 30 July 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 555.12p per share. This brings the total number of shares purchased during this programme to 37,364,097.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	13:41 31 Jul 2002
Number	3692Z

THE BOOTS COMPANY PLC

31st July 2002

NOTIFICATION OF DIRECTORS INTERESTS

As at 31st July 2002, the number of ordinary shares of 25p each in the Company held by Boots ESOP Trust Limited (a wholly owned subsidiary of The Boots Company PLC incorporated in Jersey) ("the Company"), has reduced by 23,232 as a result of transfers to employees who have exercised their Share Awards under the Long Term Bonus Scheme. This represents approximately 0.0026% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Bateman, Mr. B. Clare, Mr. H. Dodd, Mr. K.S. Piggott, Mr. S.G. Russell, Mr. A.P. Smith, and Mr. D.A.R. Thompson.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,583,524 representing approximately 0.183% of the current issued ordinary share capital of the Company.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 1 Aug 2002
Number	3934Z

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 31 July 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 572.55p per share. This brings the total number of shares purchased during this programme to 37,864,097.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 2 Aug 2002
Number	4665Z

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 1 August 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 562.40p per share. This brings the total number of shares purchased during this programme to 38,364,097.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	15:48 2 Aug 2002
Number	5139Z

On 2nd August 2002, Boots (Quest) Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 6,040 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £4.85. This represents approximately 0.001% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Bateman, Mr. B. Clare, Mr. H. Dodd, Mr. K.S. Piggott, Mr. S.G. Russell, Mr. A.P. Smith, and Mr. D.A.R. Thompson.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 6,040.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 6 Aug 2002
Number	5803Z

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 5 August 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 551.90p per share. This brings the total number of shares purchased during this programme to 38,864,097.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 7 Aug 2002
Number	6365Z

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 6 August 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 548.02p per share. This brings the total number of shares purchased during this programme to 39,364,097.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	10:43 7 Aug 2002
Number	6579Z

THE BOOTS COMPANY PLC

7th August 2002

NOTIFICATION OF DIRECTORS INTERESTS

As at 7th August 2002, the number of ordinary shares of 25p each in the Company held by Boots ESOP Trust Limited (a wholly owned subsidiary of The Boots Company PLC incorporated in Jersey) ("the Company"), has reduced by 13,229 as a result of transfers to employees who have exercised their Share Awards under the Long Term Bonus Scheme. This represents approximately 0.0015% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Bateman, Mr. B. Clare, Mr. H. Dodd, Mr. K.S. Piggott, Mr. S.G. Russell, Mr. A.P. Smith, and Mr. D.A.R. Thompson.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,570,295 representing approximately 0.181% of the current issued ordinary share capital of the Company.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 8 Aug 2002
Number	6987Z

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 7 August 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 559.24p per share. This brings the total number of shares purchased during this programme to 39,864,097.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 9 Aug 2002
Number	7562Z

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 8 August 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 565.79p per share. This brings the total number of shares purchased during this programme to 40,364,097.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 12 Aug 2002
Number	8101Z

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 9 August 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 569.75p per share. This brings the total number of shares purchased during this programme to 40,864,097.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 13 Aug 2002
Number	8762Z

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 12 August 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 573.53p per share. This brings the total number of shares purchased during this programme to 41,364,097.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	10:57 14 Aug 2002
Number	9506Z

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of director

Barry CLARE

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Barry CLARE

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of Long Term Bonus Award

7) Number of shares/amount of stock acquired

723

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

289

10) Percentage of issued class

Minimal

11) Class of security

Ordinary shares of 25p each

12) Price per share

£5.71

13) Date of transaction

12th August 2002

14) Date company informed

13th August 2002

15) Total holding following this notification

138,991

16) Total percentage holding of issued class following this notification

0.016%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

NA

18) Period during which or date on which exercisable

NA

19) Total amount paid (if any) for grant of the option

NA

20) Description of shares or debentures involved: class, number

NA

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

NA

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell

Assistant Company Secretary
Date of Notification.14th August 2002..................................

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	14:25 14 Aug 2002
Number	9679Z

THE BOOTS COMPANY PLC

14th August 2002

NOTIFICATION OF DIRECTORS INTERESTS

As at 14th August 2002, the number of ordinary shares of 25p each in the Company held by Boots ESOP Trust Limited (a wholly owned subsidiary of The Boots Company PLC incorporated in Jersey) ("the Company"), has reduced by 12,872 as a result of transfers to employees who have exercised their Share Awards under the Long Term Bonus Scheme. This represents approximately 0.0014% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Bateman, Mr. B. Clare, Mr. H. Dodd, Mr. K.S. Piggott, Mr. S.G. Russell, Mr. A.P. Smith, and Mr. D.A.R. Thompson.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,557,423 representing approximately 0.18% of the current issued ordinary share capital of the Company.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 19 Aug 2002
Number	0999A

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 16 August 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 594.48p per share. This brings the total number of shares purchased during this programme to 41,864,097.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	15:51 20 Aug 2002
Number	2010A

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Boots Company PLC

2) Name of director

Andrew Patrick SMITH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Sally Julia Smith

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

NA

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase

7) Number of shares/amount of stock acquired

1,738

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

Nil

11) Class of security

Ordinary Shares of 25p each

12) Price per share

£5.7518

13) Date of transaction

9th August 2002

14) Date company informed

20th August 2002

15) Total holding following this notification

48,435

16) Total percentage holding of issued class following this notification

Minimal

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Delay in announcement due to delay in notification by director as a result of holiday absence.

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification
Michael Oliver

Company Secretary
Date of Notification.....20th August 2002............................

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 22 Aug 2002
Number	2625A

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 21 August 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 573.73p per share. This brings the total number of shares purchased during this programme to 42,364,097.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 23 Aug 2002
Number	3117A

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 22 August 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 571.02p per share. This brings the total number of shares purchased during this programme to 42,864,097.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	10:01 23 Aug 2002
Number	3249A

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of director

Stphen George RUSSELL

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

NatWest Pep Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PEP transaction - single company PEP - non-discretionary - Reinvestment of PEP dividend

7) Number of shares/amount of stock acquired

20

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

NA

11) Class of security

Ordinary shares of 25p each

12) Price per share

£5.56

13) Date of transaction

22nd August 2002

14) Date company informed

23rd August 2002

15) Total holding following this notification

273,711

16) Total percentage holding of issued class following this notification

0.031%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

NA

18) Period during which or date on which exercisable

NA

19) Total amount paid (if any) for grant of the option

NA

20) Description of shares or debentures involved: class, number

NA

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

NA

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for

making this notification

Michael Oliver

Company Secretary
Date of Notification.23rd August 2002.................................

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	10:03 23 Aug 2002
Number	3251A

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of director

David Anthony Roland THOMPSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

NatWest Pep Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PEP transaction - single company PEP - non-discretionary - Reinvestment of PEP dividend

7) Number of shares/amount of stock acquired

26

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

NA

11) Class of security

Ordinary shares of 25p each

12) Price per share

£5.56

13) Date of transaction

22nd August 2002

14) Date company informed

23rd August 2002

15) Total holding following this notification

270,324

16) Total percentage holding of issued class following this notification

0.031%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

NA

18) Period during which or date on which exercisable

NA

19) Total amount paid (if any) for grant of the option

NA

20) Description of shares or debentures involved: class, number

NA

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

NA

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for

making this notification

Michael Oliver

Company Secretary
Date of Notification.23rd August 2002................................

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	16:11 28 Aug 2002
Number	4778A

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

David Anthony Roland THOMPSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by The Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

23

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

548p

13) Date of transaction

28th August 2002

14) Date company informed

28th August 2002

15) Total holding following this notification

270,347

16) Total percentage holding of issued class following this notification

0.031%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....28th August 2002............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Andrew Patrick SMITH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by The Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

23

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

548p

13) Date of transaction

28th August 2002

14) Date company informed

28th August 2002

15) Total holding following this notification

91,296

16) Total percentage holding of issued class following this notification

0.01%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....28th August 2002............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Barry CLARE

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by The Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

23

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

548p

13) Date of transaction

28th August 2002

14) Date company informed

28th August 2002

15) Total holding following this notification

139,014

16) Total percentage holding of issued class following this notification

0.016%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....28th August 2002............................

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	09:26 29 Aug 2002
Number	5054A

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of director

David Anthony Roland THOMPSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

NatWest Pep Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PEP transaction - single company PEP - non-discretionary - Reinvestment of PEP dividend

7) Number of shares/amount of stock acquired

26

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

NA

11) Class of security

Ordinary shares of 25p each

12) Price per share

£5.56

13) Date of transaction

22nd August 2002

14) Date company informed

23rd August 2002

15) Total holding following this notification

270,373

16) Total percentage holding of issued class following this notification

0.031%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

NA

18) Period during which or date on which exercisable

NA

19) Total amount paid (if any) for grant of the option

NA

20) Description of shares or debentures involved: class, number

NA

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

NA

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for

making this notification

Michael Oliver

Company Secretary
Date of Notification .....29th August 2002................................
(Apologies for delay - spouse dealing overlooked on original notification)

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 2 Sep 2002
Number	6021A

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 30 August 2002, The Boots Company PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 546.56p per share. This brings the total number of shares purchased during this programme to 43,114,097.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 2 Sep 2002
Number	6021A

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 30 August 2002, The Boots Company PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 546.56p per share. This brings the total number of shares purchased during this programme to 43,114,097.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 4 Sep 2002
Number	7149A

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 3 September 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 544.47p per share. This brings the total number of shares purchased during this programme to 43,614,097.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 5 Sep 2002
Number	7747A

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 4 September 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 544.96p per share. This brings the total number of shares purchased during this programme to 44,114,097.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 6 Sep 2002
Number	8286A

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 5 September 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 538.60p per share. This brings the total number of shares purchased during this programme to 44,614,097.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 9 Sep 2002
Number	8810A

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 6 September 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 546.36p per share. This brings the total number of shares purchased during this programme to 45,114,097.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 10 Sep 2002
Number	9454A

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 9 September 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 551.14p per share. This brings the total number of shares purchased during this programme to 45,614,097.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 11 Sep 2002
Number	0083B

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 10 September 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 559.07p per share. This brings the total number of shares purchased during this programme to 46,114,097.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	10:06 11 Sep 2002
Number	0245B

On 11th September 2002, Boots (Quest) Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 304,861 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £4.10. This represents approximately 0.035% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Bateman, Mr. B. Clare, Mr. H. Dodd, Mr. K.S. Piggott, Mr. S.G. Russell, and Mr. A.P. Smith.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 304,861.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 13 Sep 2002
Number	1296B

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 12 September 2002, The Boots Company PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 563.30p per share. This brings the total number of shares purchased during this programme to 46,364,097.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	14:19 13 Sep 2002
Number	1675B

THE BOOTS COMPANY PLC

13th September 2002

NOTIFICATION OF DIRECTORS INTERESTS

As at 13th September 2002, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), has increased by 1,297,561 as a result of the purchase of shares for the Share Investment Plan and the Free Share Award, as well as a result of the exercise by participants of rights under The Boots Company All-Employee Share Scheme 2000. This represents approximately 0.15% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr P Bateman, Mr H Dodd, Mr B Clare, Mr K S Piggott, Mr A Smith, and Mr. S.G. Russell.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has increased to 2,917,978 representing approximately 0..342% of the current issued ordinary share capital of the Company.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 16 Sep 2002
Number	1852B

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 13 September 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 555.02p per share. This brings the total number of shares purchased during this programme to 46,864,097.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 17 Sep 2002
Number	2426B

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 16 September 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 552.33p per share. This brings the total number of shares purchased during this programme to 47,364,097.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 18 Sep 2002
Number	3094B

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 17 September 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 550.69p per share. This brings the total number of shares purchased during this programme to 47,864,097.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	14:26 18 Sep 2002
Number	3405B

On 18th September 2002, Boots (Quest) Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 110,019 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £5.74. This represents approximately 0.0128% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Bateman, Mr. B. Clare, Mr. H. Dodd, Mr. K.S. Piggott, Mr. S.G. Russell, and Mr. A.P. Smith.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 110,019.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 19 Sep 2002
Number	3579B

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 18 September 2002, The Boots Company PLC acquired 581,394 ordinary shares in the company for cancellation. The price paid was 532.87p per share. This brings the total number of shares purchased during this programme to 48,445,491.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	12:11 19 Sep 2002
Number	3866B

THE BOOTS COMPANY PLC

19th September 2002

NOTIFICATION OF DIRECTORS INTERESTS

As at 19th September 2002, the number of ordinary shares of 25p each in the Company held by Boots ESOP Trust Limited (a wholly owned subsidiary of The Boots Company PLC incorporated in Jersey) ("the Company"), has reduced by 44,710 as a result of transfers to employees who have exercised their Share Awards under the Long Term Bonus Scheme. This represents approximately 0.0052% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Bateman, Mr. B. Clare, Mr. H. Dodd, Mr. K.S. Piggott, Mr. S.G. Russell and Mr. A.P. Smith.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,512,713 representing approximately 0.176% of the current issued ordinary share capital of the Company.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	14:54 23 Sep 2002
Number	5138B

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Andrew Patrick SMITH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by The Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

24

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

519½p

13) Date of transaction

19th September 2002

14) Date company informed

23rd September 2002

15) Total holding following this notification

91,320

16) Total percentage holding of issued class following this notification

0.01%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....23rd September 2002............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Barry CLARE

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by The Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

24

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

519½p

13) Date of transaction

19th September 2002

14) Date company informed

23rd September 2002

15) Total holding following this notification

139,038

16) Total percentage holding of issued class following this notification

0.016%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....23rd September 2002............................

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	16:23 23 Sep 2002
Number	5255B

THE BOOTS COMPANY PLC

23rd September 2002

NOTIFICATION OF DIRECTORS INTERESTS

As at 23rd September 2002, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), has increased by 31,910 as a result of the purchase of shares for the Share Investment Plan (purchased at £5.195 per share on 19th September 2002), under The Boots Company All-Employee Share Scheme 2000. This represents approximately 0.004% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr P Bateman, Mr H Dodd, Mr B Clare, Mr K S Piggott, Mr A Smith, and Mr. S.G. Russell.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has increased to 2,917,978 representing approximately 0.346% of the current issued ordinary share capital of the Company.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Trading Statement
Released	07:00 30 Sep 2002
Number	7978B

30th September 2002

Pre Close Statement

The Boots Company PLC will announce its half year results on 7th November 2002 and will be speaking to analysts today ahead of the close period.

Sales in Boots The Chemists (BTC) for the half grew by around 3.5% overall (over 2.5% like for like). The mix of sales in the second quarter was in line with that experienced in the first.

Boots Healthcare International generated sales growth of around 11% at comparable exchange rates in the half year.

Management remains confident that it will deliver a full year trading performance in line with its expectations at the start of the year. The investment programme announced in May 2002 is on track and will be reflected in the first half results.

Ends

Notes to Editors

1. BTC like for like sales growth in the previous financial year was 0.5% in half one and 2.1% in half two.

2. The company completed a £300m share buyback during September having purchased 48.4 million shares for cancellation. The share buyback returning the net proceeds of the sale of Halfords has not yet been started.

3. The average number of shares in circulation during the half year was 856.8 million. The number of shares in circulation at the end of the period was 836.6 million.

For further information please contact:-

Investor Relations	**Media**
Peter Baguley	Francis Thomas
Tel: +44 (0) 115 968 7171	Tel: +44 (0) 115 968 7029

Mobile: +44 (0) 7836 660 700

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Boots IT outsourcing
Released	07:00 1 Oct 2002
Number	8859B

1st October 2002

Boots Announces Major IT Outsourcing Contract

Boots today announces a radical change to the management and delivery of its Information Systems and Technology. The company has signed a ten-year contract with IBM designed to reduce costs, deliver a step-change in delivery capability and accelerate the development of innovative IT solutions to support the delivery of retail excellence.

The contract value is approximately £710 million and is expected to save Boots over £130 million compared with continuing to run its own in-house function. In addition to these operational cost improvements the costs of future technology investments will also be significantly reduced.

Under the agreement over 400 Boots IS&T staff will transfer to IBM. IBM will take responsibility for managing and developing Boots systems infrastructure. This includes store systems, network, mainframe management, desktop support and service management.

Cost savings will be channelled back into extending Boots overall retail capabilities and in particular to deliver leading edge Information Systems and Technology. The underlying goal is to deliver a major step forward in systems capabilities with a broadly neutral effect on profits.

Boots chief executive, Steve Russell said, " Boots made a huge leap forward in the eighties and early nineties driven by the introduction of state of the art information systems. We need to continue to invest in leading edge IT and to do so at pace. We will now be able to deliver major step changes more efficiently and cost effectively by re-investing the savings we are making through the IBM deal."

"IBM will provide the new technologies and challenging thinking Boots needs to support business growth, " said Richard Atkins, general manager, IBM Global Services. "We are going to help Boots increase the pace of innovation and therefore accelerate their business transformation while cutting computing costs."

Ends

For further information please contact:-

Investor Relations - The Boots Company

Peter Baguley

Tel: +44 (0) 115 968 7171

Media - The Boots Company

Francis Thomas

Tel: +44 (0) 115 968 7029

Mobile: +44 (0) 7836 660 700

Media - IBM

Gillian Kenny

Tel: +44 (0) 207 202 6264

Mobile: +44 (0) 7764 290471

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	11:51 2 Oct 2002
Number	9625B

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

John Brian McGRATH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

John Brian McGRATH

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Dividend Reinvestment Plan

7) Number of shares/amount of stock acquired

94

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

£5.7701

13) Date of transaction

2nd September 2002

14) Date company informed

4th September 2002

15) Total holding following this notification

2,933

16) Total percentage holding of issued class following this notification

Minimal

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification..... 2nd October 2002 ....

(Apologies for delay - relevant email went astray)

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	15:14 3 Oct 2002
Number	0411C

THE BOOTS COMPANY PLC

3rd October 2002

NOTIFICATION OF DIRECTORS INTERESTS

As at 3rd October 2002, the number of ordinary shares of 25p each in the Company held by Boots ESOP Trust Limited (a wholly owned subsidiary of The Boots Company PLC incorporated in Jersey) ("the Company"), has reduced by 25,355 as a result of transfers to employees who have exercised their Share Awards under the Long Term Bonus Scheme. This represents approximately 0.0029% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Bateman, Mr. B. Clare, Mr. H. Dodd, Mr. K.S. Piggott, Mr. S.G. Russell and Mr. A.P. Smith.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,487,358 representing approximately 0.173% of the current issued ordinary share capital of the Company.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	14:07 7 Oct 2002
Number	1542C

On 7th October 2002, Boots (Quest) Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 51,882 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £5.81. This represents approximately 0.006% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Bateman, Mr. B. Clare, Mr. H. Dodd, Mr. K.S. Piggott, Mr. S.G. Russell, and Mr. A.P. Smith.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 51,882.

END

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Company	Xansa PLC
TIDM	XAN
Headline	Re Contract
Released	07:00 10 Oct 2002
Number	2991C

10 October 2002

XANSA ANNOUNCES MAJOR IT OUTSOURCING CONTRACT WITH BOOTS

Xansa, the Business Consulting, Information Technology and Outsourcing company, announces the signing of a major IT Outsourcing contract with Boots commencing 1 November 2002. The deal, with a potential value of £90 million over seven years is initially underpinned by a minimum commitment of £54 million. It is expected, over the lifetime of the contract, to deliver significant improvements in IT development capability with savings of up to £30 million.

As part of this contract, more than 200 people from Boots' Information Systems and Technology function, who currently have responsibility for all Boots' central application development and support, will transfer to Xansa. Located at Boots' headquarters in Nottingham, this team is key to the development of new processes and systems for Boots and will further enhance Xansa's retail sector capability.

Xansa has been working with Boots since July 2001 on the development of Boots' future systems plans and under this IT Outsourcing contract, Xansa will now take responsibility for the continuing support and development of these business applications across Boots. The cost savings delivered by Xansa will be reinvested by Boots in developing advanced IT solutions to further support the delivery of retail excellence.

Steve Russell, Boots Chief Executive, said: "Information Systems are at the heart of modern retailing. Building on Xansa's work to date, this deal gives us further savings of up to £30 million over the next seven years. Last week we announced the outsourcing of our IT infrastructure. Once again we will channel the savings from the Xansa business applications outsourcing contract into more IT improvements to benefit our customers and the business."

Alistair Cox, Chief Executive of Xansa, said: "This strategic partnership gives Boots and Xansa the opportunity to further complement each others' strengths and is a natural progression of the strong relationship already formed between our businesses. This contract will allow Boots to focus on developing and delivering retail excellence and product and service innovation. Xansa brings proven expertise in designing and implementing advanced retail management processes which will create value by enabling Boots to make step changes in its retail capability whilst reducing costs. We look forward to a long and mutually beneficial partnership with Boots."

David Lister, Boots Chief Information Officer, said: "We have been working closely with Xansa over the

last 18 months. We were attracted by their excellent track record in developing close and long running relationships with large-scale organisations such as ours, and by their retail expertise. They have proved themselves excellent partners in the development of our future systems plans. Going forward, Xansa will now play a major part in helping us deliver the on-going process and systems improvements we will need to support an outstanding customer offer."

ENDS

Enquiries:

Steve Stratton
Investor Relations Director, Xansa
Tel : + 44 (0) 8702 416181
Email : steve.stratton@xansa.com

Giles Sanderson, Financial Dynamics
Tel : + 44 (0) 20 7831 3113
Email : giles.sanderson@FD.com

Rosie Symons
Public Relations Manager, Xansa
Tel: +44 (0)1442 434088
Email: rosie.symons@xansa.com

Francis Thomas
Head of Financial Media Relations
The Boots Company
Mobile: +44 (0) 7836 660 700

About Xansa

Xansa (www.xansa.com) is a company that transforms the business capability of its clients by harnessing knowledge of selected industries and business processes with proven skills in applying technology. Xansa has four key areas of expertise: Business Consulting, Information Technology, Outsourcing and Business Process Management, and operates in the UK, North America, Continental Europe, India and Asia-Pacific. The company is listed on the London Stock Exchange under the code XAN.L.

About The Boots Company

Best known as the UK's largest pharmacy chain, the company also owns, develops and markets consumer healthcare products in 130 countries around the world through Boots Healthcare International. Among its best known brands are Nurofen, Strepsils and Clearasil.

Boots retail operations continue to break new ground in health and beauty with the recent introduction of wellbeing services from aromatherapy to laser eye surgery. The company's unparalleled product offer includes Boots brands and exclusives such as Britain's top selling cosmetics range, No7, and the designer haircare brand Toni & Guy. In addition to its stores in the UK and Ireland, Boots also operates in Thailand, Taiwan, The Netherlands and Italy.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	09:42 11 Oct 2002
Number	3625C

THE BOOTS COMPANY PLC

10th October 2002

NOTIFICATION OF DIRECTORS INTERESTS

As at 10th October 2002, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), has decreased by 170,810 as a result of the exercise by participants of rights under The Boots Company All-Employee Share Scheme 2000. This represents approximately 0.20% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr P Bateman, Mr H Dodd, Mr B Clare, Mr K S Piggott, Mr A Smith, and Mr. S.G. Russell.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has decreased to 2,747,168 representing approximately 0.323% of the current issued ordinary share capital of the Company.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	15:37 16 Oct 2002
Number	5768C

On 16th October 2002, Boots (Quest) Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 1,902 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £5.18. This represents approximately 0.0002% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Bateman, Mr. B. Clare, Mr. H. Dodd, Mr. K.S. Piggott, Mr. S.G. Russell, and Mr. A.P. Smith.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 1,902.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Holding(s) in Company
Released	15:36 17 Oct 2002
Number	6379C

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

The Boots Company PLC

2) Name of shareholder having a major interest

Lazard Freres & Co. LLC

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a
non-beneficial interest or in the case of an individual holder if it is a
holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them

Lazard Asset Management

5) Number of shares/amount of stock acquired

NA

6) Percentage of issued class

NA

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ordinary shares of 25p

10) Date of transaction

NA

11) Date company informed

17th October 2002

12) Total holding following this notification

25,571,974

13) Total percentage holding of issued class following this notification

3%

14) Any additional information

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for
making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification ....17th October 2002....

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	13:53 22 Oct 2002
Number	7992C

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of director

Stephen George RUSSELL

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Stephen George RUSSELL

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

NA

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Re-investment of tax reclaim on PEP dividends (Single co PEP)

7) Number of shares/amount of stock acquired

2

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

Minimal

11) Class of security

Ordinary Shares of 25p each

12) Price per share

£5.89

13) Date of transaction

21st October 2002

14) Date company informed

22nd October 2002

15) Total holding following this notification

273,713

16) Total percentage holding of issued class following this notification

0.0321%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....22nd October 2002.............................

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	15:11 22 Oct 2002
Number	8055C

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Andrew Patrick SMITH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by The Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

21

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

587p

13) Date of transaction

17th October 2002

14) Date company informed

22nd October 2002

15) Total holding following this notification

91,341

16) Total percentage holding of issued class following this notification

0.01%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....22nd October 2002...........................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Barry CLARE

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by The Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

21

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

587p

13) Date of transaction

17th October 2002

14) Date company informed

22nd October 2002

15) Total holding following this notification

139,059

16) Total percentage holding of issued class following this notification

0.016%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....22nd October 2002...........................

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	16:27 23 Oct 2002
Number	8739C

THE BOOTS COMPANY PLC

22nd October 2002

NOTIFICATION OF DIRECTORS INTERESTS

As at 22nd October 2002, the number of ordinary shares of 25p each in the Company held by Boots Share Plan Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), has increased by 26,215 as a result of the purchase of shares on 17th October 2002 under the Share Investment Plan of The Boots Company All-Employee Share Scheme 2000. This represents approximately 0.003% of the current issued ordinary share capital of the Company. The purchase price was £5.87 per share.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr P Bateman, Mr H Dodd, Mr B Clare, Mr K S Piggott, Mr A Smith, and Mr. S.G. Russell.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has increased to 2,773,383 representing approximately 0.326% of the current issued ordinary share capital of the Company.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Holding(s) in Company
Released	10:46 25 Oct 2002
Number	9550C

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

The Boots Company PLC

2) Name of shareholder having a major interest

Lazard Freres & Co. LLC

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a
non-beneficial interest or in the case of an individual holder if it is a
holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them

Not disclosed

5) Number of shares/amount of stock acquired

NA

6) Percentage of issued class

NA

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

ordinary shares of 25p

10) Date of transaction

NA

11) Date company informed

Communication dated 10th October 2002 received 25th October 2002

12) Total holding following this notification

not disclosed

13) Total percentage holding of issued class following this notification

below 3%

14) Any additional information

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for
making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification ....25th October 2002....

END

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Announcement Details

Company	Headline	Embargo	Last Update
Boots Co PLC	Director Shareholding		15:29 29 Oct 02

Full Announcement Text

On 29th October 2002, Boots (Quest) Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 22,806 ordinary shares of 25p eac employees who had exercised SAYE share options, at an average price of £5.22. This represents approximately 0 issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operat the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a poten Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Batem H. Dodd, Mr. K.S. Piggott, Mr. S.G. Russell, and Mr. A.P. Smith.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be i by 22,806.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 8 Nov 2002
Number	5267D

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 7 November 2002, The Boots Company PLC acquired 1,000,000 ordinary shares in the company for cancellation. The price paid was 585.43p per share.

END

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Full Text Announcement




Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 8 Nov 2002
Number	5267D

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 7 November 2002, The Boots Company PLC acquired 1,000,000 ordinary shares in the company for cancellation. The price paid was 585.43p per share.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Holding(s) in Company
Released	09:36 8 Nov 2002
Number	5369D

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

The Boots Company PLC

2) Name of shareholder having a major interest

Lazard Freres & Co. LLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bankers Trust Company 764,700

Bank of New York 1,491,130



Citibank 296,830

CMB-Global 40,300

CMB-Direct Pen 344,140

CMB-Pension/EBT 134,300

Commercial Bank 16,300

Den Danske Bank 82,610

Fiduciary-Intl 10,900

Goldman 3,684,300

IBT-ETC 278,400

Investors Bank 711,400

JP Chase 246,800

LF & Co 26,700

Melloon Trust 3,424,000

MGM Assurance 17,210

Midland Sec 73,920

Morgan Stanley 97,400

NBC Clearing 8,170

Northern Trust 1,411,500

Norwest Bank 31300

Pershing-PCG 88,485

PFPC Trust Co 75,190

Pictet Etc 32,600

Royal Etc 99,500

Royal Bank of Scotland 3,200

State Street Nominees 11,757,440

Union Bank CA/Mit 173,200

Wells Fargo-NA 117,500

Total 25,539,425

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class

Not advised

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 25p

10) Date of transaction

Not advised

11) Date company informed

Communication dated 21st October 2002 received 8th November 2002

12) Total holding following this notification

25,539,424

13) Total percentage holding of issued class following this notification

3.00%

14) Any additional information

15) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

16) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of notification ....8th November 2002....

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 11 Nov 2002
Number	5829D

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 8 November 2002, The Boots Company PLC acquired 1,000,000 ordinary shares in the company for cancellation. The price paid was 599.22p per share. This brings the total number of shares purchased during this programme to 2,000,000.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 12 Nov 2002
Number	6435D

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 11 November 2002, The Boots Company PLC acquired 1,000,000 ordinary shares in the company for cancellation. The price paid was 575.38p per share. This brings the total number of shares purchased during this programme to 3,000,000.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 13 Nov 2002
Number	7069D

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 12 November 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 586.33p per share. This brings the total number of shares purchased during this programme to 3,500,000.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 14 Nov 2002
Number	7682D

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 13 November 2002, The Boots Company PLC acquired 1,000,000 ordinary shares in the company for cancellation. The price paid was 586.37p per share. This brings the total number of shares purchased during this programme to 4,500,000.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 15 Nov 2002
Number	8305D

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 14 November 2002, The Boots Company PLC acquired 136,138 ordinary shares in the company for cancellation. The price paid was 591.48p per share. This brings the total number of shares purchased during this programme to 4,636,138.

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 18 Nov 2002
Number	8879D

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 15 November 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 596.13p per share. This brings the total number of shares purchased during this programme to 5,136,138.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 19 Nov 2002
Number	9566D

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 18 November 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 601.26p per share. This brings the total number of shares purchased during this programme to 5,636,138.

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Company	Headline	Embargo	Last Update
Boots Co PLC	Director Shareholding		14:31 19 Nov 02

Full Announcement Text

On 19th November 2002, Boots (Quest) Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("t on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 39,555 ordinary shares of 25p ea employees who had exercised SAYE share options, at an average price of £5.29. This represents approximately 0 issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operat the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a poten Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Batem H. Dodd, Mr. K.S. Piggott, Mr. S.G. Russell, and Mr. A.P. Smith.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be i by 39,555.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 20 Nov 2002
Number	0139E

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 19 November 2002, The Boots Company PLC acquired 1,000,000 ordinary shares in the company for cancellation. The price paid was 597.85p per share. This brings the total number of shares purchased during this programme to 6,636,138.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 21 Nov 2002
Number	0761E

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 20 November 2002, The Boots Company PLC acquired 1,000,000 ordinary shares in the company for cancellation. The price paid was 580.12p per share. This brings the total number of shares purchased during this programme to 7,636,138.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Doc re. Interim Statement etc
Released	17:01 22 Nov 2002
Number	1976E

The Boots Company PLC

Circular concerning Scheme of Arrangement (incorporating notice of the EGM and the Court meeting to be held on 19th December 2002);

Boots Group PLC Listing Particulars;

Forms of proxy for the EGM and Court Meeting; and

Interim Statement.

Copies of the above documents have been submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 25 Nov 2002
Number	1985E

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 22 November 2002, The Boots Company PLC acquired 315,619 ordinary shares in the company for cancellation. The price paid was 576.19p per share. This brings the total number of shares purchased during this programme to 7,951,757.

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Company	Headline	Embargo	Last Update
Boots Co PLC	Director Shareholding		11:12 26 Nov 02

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Andrew Patrick SMITH

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or
an individual holder if it is a holding of that person's spouse or children under the age
respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

Held in trust by The Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of
stock acquired

22

8) Percentage of issued class

Minimal

9) Number of shares/amount
of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

577½p

13) Date of transaction

21st November 2002

14) Date company informed

26th November 2002

15) Total holding following this notification

91,363

16) Total percentage holding of issued class following this notification

0.01%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....26th November 2002...........................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Boots Company PLC

2) Name of directors

Barry CLARE

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or
an individual holder if it is a holding of that person's spouse or children under the age
respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

Held in trust by The Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of
stock acquired

22

8) Percentage of issued class

Minimal

9) Number of shares/amount
of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

577½p

13) Date of transaction

21st November 2002

14) Date company informed

26th November 2002

15) Total holding following this notification

139,081

16) Total percentage holding of issued class following this notification

0.016%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....26th November 2002............................

END

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 26 Nov 2002
Number	2505E

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 25 November 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 579.95p per share. This brings the total number of shares purchased during this programme to 8,451,757.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 27 Nov 2002
Number	3124E

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 26 November 2002, The Boots Company PLC acquired 1,000,000 ordinary shares in the company for cancellation. The price paid was 582.26p per share. This brings the total number of shares purchased during this programme to 9,451,757.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 28 Nov 2002
Number	3807E

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 27 November 2002, The Boots Company PLC acquired 1,000,000 ordinary shares in the company for cancellation. The price paid was 577.81p per share. This brings the total number of shares purchased during this programme to 10,451,757.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 29 Nov 2002
Number	4378E

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 28 November 2002, The Boots Company PLC acquired 1,000,000 ordinary shares in the company for cancellation. The price paid was 585.44p per share. This brings the total number of shares purchased during this programme to 11,451,757.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Blocklisting Interim Review
Released	11:55 2 Dec 2002
Number	5310E

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

THE BOOTS COMPANY PLC

2. Name of scheme

EXECUTIVE SHARE OPTION SCHEME

3. Period of return: From to

01.06.02 TO 30.11.02

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

57,500

5. Number of shares issued/allotted
under scheme during period

17,500

6. Balance under scheme not yet issued/allotted
at end of period

40,000

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

730,500 ORDINARY SHARES OF 25P EACH REF. A/474/1998

Please confirm total number of shares in issue at the end of the period
in order for us to update our records

841,758,067

Contact for queries: Address:

Name: SONIA FENNELL, THE BOOTS COMPANY PLC, NOTTINGHAM. NG2 3AA

Telephone: 0115 9687094

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 3 Dec 2002
Number	5667E

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 2 December 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 575.51p per share. This brings the total number of shares purchased during this programme to 11,951,757.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 4 Dec 2002
Number	6287E

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 3 December 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 576.5p per share. This brings the total number of shares purchased during this programme to 12,451,757.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 5 Dec 2002
Number	6844E

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 4 December 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 574.41p per share. This brings the total number of shares purchased during this programme to 12,951,757.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 6 Dec 2002
Number	7411E

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 5 December 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 570.43p per share. This brings the total number of shares purchased during this programme to 13,451,757.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 9 Dec 2002
Number	8094E

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 6 December 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 565.20p per share. This brings the total number of shares purchased during this programme to 13,951,757.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 12 Dec 2002
Number	9803E

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 11 December 2002, The Boots Company PLC acquired 350,000 ordinary shares in the company for cancellation. The price paid was 561.29p per share. This brings the total number of shares purchased during this programme to 14,301,757.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 13 Dec 2002
Number	0583F

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 12 December 2002, The Boots Company PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 561.51p per share. This brings the total number of shares purchased during this programme to 14,801,757.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Purchase of Own Securities
Released	07:30 17 Dec 2002
Number	1908F

The Boots Company PLC

THE BOOTS COMPANY PLC SHARE REPURCHASE PROGRAMME

On 16 December 2002, The Boots Company PLC acquired 200,000 ordinary shares in the company for cancellation. The price paid was 562.72p per share. This brings the total number of shares purchased during this programme to 15,001,757.

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Company	Boots Co PLC
TIDM	BOOT
Headline	Director Shareholding
Released	13:56 18 Dec 2002
Number	2989F

On 18th December 2002, Boots (Quest) Trustee Limited, a wholly owned subsidiary of The Boots Company PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 19,240 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £5.33. This represents approximately 0.002% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. P. Bateman, Mr. B. Clare, Mr. H. Dodd, Mr. K.S. Piggott, Mr. S.G. Russell, and Mr. A.P. Smith.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 19,240.

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02 DEC 23 AM 9:29

THE BOOTS GROUP PLC

EXHIBIT VOLUME II

December 20, 2002

EXHIBIT INDEX

THE BOOTS GROUP PLC

Exhibit Number	Description of Exhibit
A.	**Regulatory press announcements made by The Boots Company PLC since April 1, 2001**
1.	Announcement dated May 31, 2001 regarding the preliminary results for the year ended March 31, 2001.
2.	Announcement dated May 31, 2001 regarding the notes on the results.
3.	Announcement dated May 31, 2001 regarding a dividend.
4.	Announcement dated June 12, 2001 regarding a dividend.
5.	Announcement dated July 3, 2001 regarding the sale of skincare products to Beiersdorf.
6.	Announcement dated July 13, 2001 regarding the end of a joint venture in Japan.
7.	Announcement dated July 23, 2001 regarding sale of Halfords Garage Servicing Business.
8.	Announcement dated July 26, 2001 regarding first quarter sales.
9.	Announcement dated August 2, 2001 regarding retirement of Joseph John Henderson Watson.
10.	Announcement dated September 10, 2001 regarding appointment of Jan Bennink as a non-executive director.
11.	Announcement dated September 26, 2001 regarding pre-close statement.
12.	Announcement dated November 8, 2001 regarding half year results to September 30, 2001.
13.	Announcement dated November 8, 2001 regarding interim dividend.
14.	Announcement dated November 16, 2001 regarding dividend details.

Exhibit Number	Description of Exhibit
15.	Announcement dated December 3, 2001 regarding appointment of Sir Nigel Rudd as deputy chairman.
16.	Announcement dated January 17, 2002 regarding third quarter sales update.
17.	Announcement dated January 31, 2002 regarding Boots retail international, strategy update and Taiwan roll-out.
18.	Announcement dated February 7, 2002 regarding growth plans for Boots Healthcare International.
19.	Announcement dated March 11, 2002 regarding appointment of Howard Dodd and Paul Bateman.
20.	Announcement dated March 12, 2002 regarding intention to buy back shares.
21.	Announcement dated March 19, 2002 regarding release from undertakings.
22.	Announcement dated March 27, 2002 regarding pre-close statements.
23.	Announcement dated April 17, 2002 regarding the proposed demerger of Halfords.
24.	Announcement dated May 8, 2002 regarding a strategic partnership.
25.	Announcement dated May 30, 2002 regarding preliminary results for the year ended March 31, 2002.
26.	Announcement dated July 25, 2002 regarding first quarter results.
27.	Announcement dated July 25, 2002 regarding the sale of Halfords.
28.	Announcement dated August 30, 2002 regarding the completion of the sale of Halfords.
29.	Announcement dated September 10, 2002 regarding a change in management.
30.	Announcement dated November 6, 2002 regarding the resignation of a board member.

Exhibit Number	Description of Exhibit
31.	Announcement dated November 7, 2002 regarding interim results for six months ended September 30, 2002.
32.	Announcement dated November 19, 2002 regarding the proposal for a new holding company.
33.	Announcement dated December 16, 2002 regarding statement by chairman.
34.	Other announcements made from April 1, 2001 to July 31, 2002.
35.	Other announcements made from August 1, 2001 to December 31, 2001.
36.	Other announcements made from January 1, 2002 to March 31, 2002.
37.	Other announcements made from April 1, 2002 to June 30, 2002.
38.	Other announcements made from July 1, 2002 to September 30, 2002.
39.	Other announcements made from October 1, 2002 to December 19, 2002.
B.	**Documents circulated to shareholders/otherwise published by The Boots Company PLC since April 1, 2001**
40.	Annual General Meeting Admission and Voting Card relating to the annual general meeting of The Boots Company PLC held at 11 a.m. on July 26, 2001.
41.	Form of proxy relating to the annual general meeting of The Boots Company PLC held on July 26, 2001.
42.	Notice of annual general meeting of The Boots Company PLC held on July 25, 2002
43.	Form of proxy relating to the annual general meeting of The Boots Company PLC held at 11 a.m. on July 25, 2002.
44.	Interim results for half year ended September 30, 2002.
45.	Circular of The Boots Company PLC relating to recommended proposals for the introduction of a new holding company by means of a scheme of arrangement and notice of extraordinary general meeting and notice of court meeting dated November 19, 2002.

Exhibit Number	Description of Exhibit
46.	Form of proxy relating to the extraordinary general meeting of The Boots Company PLC held December 19, 2002.
C.	**Documents filed by The Boots Company PLC with the Registrar of Companies since April 1, 2001**
47.	Form 88(2) in respect of a return of allotment of shares (dated April 9, 2001).
48.	Form 288b in respect of the resignation of Michael Frith Ruddell as a director (dated April 10, 2001).
49.	Form 288b in respect of the resignation of Clive Anthony Whitmore as a director (dated April 10, 2001).
50.	Form 288a in respect of the appointment of Andrew Patrick Smith as a director (dated April 17, 2001).
51.	Annual Report and Accounts of The Boots Company PLC for the year ended March 31, 2001.
52.	Form 88(2) in respect of a return of allotment of shares (dated July 9, 2001).
53.	Print of special and ordinary resolutions passed July 26, 2001.
54.	Form 288b in respect of the resignation of Joseph John Henderson Watson as a director (dated August 16, 2001).
55.	Form 88(2) in respect of a return of allotment of shares (dated August 28, 2001).
56.	Form 88(2) in respect of a return of allotment of shares (dated August 28, 2001).
57.	Form 363a in respect Annual Return as of August 9, 2001 (dated September 19, 2002).
58.	Form 288a in respect of the appointment of Jan Bennink as a director (dated September 28, 2001).
59.	Form 88(2) in respect of a return of allotment of shares (dated October 19, 2001).

Exhibit Number	Description of Exhibit
60.	Form 288c in respect of change of address of Andrew Patrick Smith (dated October 26, 2001).
61.	Form 88(2) in respect of a return of allotment of shares (dated December 7, 2001).
62.	Form 88(2) in respect of a return of allotment of shares (dated January 1, 2002).
63.	Form 88(2) in respect of a return of allotment of shares (dated February 14, 2002).
64.	Form 88(2) in respect of a return of allotment of shares (dated March 12, 2002).
65.	Form 88(2) in respect of a return of allotment of shares (dated March 20, 2002).
66.	Form 288a in respect of the appointment of Paul Bateman as a director (dated April 10, 2002).
67.	Form 288a in respect of the appointment of Howard Dodd as a director (dated April 26, 2002).
68.	Form 169 in respect of a return by a company purchasing its own shares (dated May 8, 2002).
69.	Form 169 in respect of a return by a company purchasing its own shares (dated May 8, 2002).
70.	Form 169 in respect of a return by a company purchasing its own shares (dated May 8, 2002).
71.	Form 88(2) in respect of a return of allotment of shares (dated July 25, 2002).
72.	Form 169 in respect of a return by a company purchasing its own shares (dated July 25, 2002).
73.	Form 169 in respect of a return by a company purchasing its own shares (dated August 1, 2002).

Exhibit Number	Description of Exhibit
74.	Form 169 in respect of a return by a company purchasing its own shares (dated August 1, 2002).
75.	Form 169 in respect of a return by a company purchasing its own shares (dated August 1, 2002).
76.	Print of special and ordinary resolutions passed July 25, 2002.
77.	Annual Report and Accounts of The Boots Company PLC for the year ended March 31, 2002.
78.	Form 169 in respect of a return by a company purchasing its own shares (dated August 15, 2002).
79.	Form 169 in respect of a return by a company purchasing its own shares (dated August 15, 2002).
80.	Form 169 in respect of a return by a company purchasing its own shares (dated August 15, 2002).
81.	Form 169 in respect of a return by a company purchasing its own shares (dated August 15, 2002).
82.	Form 88(2) in respect of a return of allotment of shares (dated August 28, 2002).
83.	Form 363a Annual Return as of August 9, 2002 (dated September 9, 2002) (shareholder register omitted).
84.	Form 288b in respect of the resignation of David Anthony Roland Thompson as a director (dated September 16, 2002).
85.	Form 169 in respect of a return by a company purchasing its own shares (dated October 1, 2002).
86.	Form 169 in respect of a return by a company purchasing its own shares (dated October 1, 2002).
87.	Form 169 in respect of a return by a company purchasing its own shares (dated October 1, 2002).
88.	Form 169 in respect of a return by a company purchasing its own shares (dated October 1, 2002).

Exhibit Number	Description of Exhibit
89.	Form 169 in respect of a return by a company purchasing its own shares (dated October 1, 2002).
90.	Form 169 in respect of a return by a company purchasing its own shares (dated October 8, 2002).
91.	Form 169 in respect of a return by a company purchasing its own shares (dated October 8, 2002).
92.	Form 169 in respect of a return by a company purchasing its own shares (dated October 9, 2002).
93.	Form 169 in respect of a return by a company purchasing its own shares (dated October 9, 2002).
94.	Form 169 in respect of a return by a company purchasing its own shares (dated October 9, 2002).
95.	Form 288c in respect of change of address of Howard Dodd (dated October 25, 2002).
96.	Form 288b in respect of the resignation of Fiona Mary Harrison as a director (dated November 11, 2002).
D.	**Documents filed by The Boots Group PLC with the Registrar of Companies from May 31, 2002**
97.	Incorporation documents regarding Halfords Group plc (dated May 31, 2002).
98.	Form 117 regarding application by Halfords Group plc to commence business (dated June 12, 2002).
99.	Authorization to commence business and borrow (dated June 12, 2002).
100.	Initial financial statements of Halfords Group plc for the period from incorporation to June 12, 2002 (dated June 18, 2002).
101.	Form 88(2) in respect of a return of allotment of shares (dated June 27, 2002).
102.	Print of resolutions of Halfords Group plc (dated June 27, 2002).

Exhibit Number	Description of Exhibit
103.	Form 225 regarding change in accounting reference date (dated August 1, 2002).
104.	Form 287 regarding change in address of Halfords Group plc (dated September 17, 2002).
105.	Certificate of incorporation on name change (dated October 11, 2002).
106.	Form 288a in respect of the appointment of John Gordon St. Clair Buchanan (dated November 15, 2002).
107.	Form 288a in respect of the appointment of Howard Dodd (dated November 15, 2002).
108.	Form 288a in respect of the appointment of Andrew Patrick Smith (dated November 15, 2002).
109.	Form 288a in respect of the appointment of Martin Peter Read (dated November 15, 2002).
110.	Form 288a in respect of the appointment of Stephen George Russell (dated November 15, 2002).
111.	Form 288a in respect of the appointment of Helene Ploix (dated November 15, 2002).
112.	Form 288a in respect of the appointment of Anthony Nigel Russell Rudd (dated November 15, 2002).
113.	Form 288a in respect of the appointment of John Brian McGrath (dated November 16, 2002).
114.	Form 288a in respect of the appointment of Paul Bateman (dated November 16, 2002).
115.	Form 288a in respect of the appointment of Jan Bennink (dated November 16, 2002).
116.	Form 288b in respect of the resignation of Michael John Oliver (dated November 16, 2002).
117.	Form 288b in respect of the resignation of Sonia Fennell (dated November 16, 2002).


B

EXHIBIT 40

The Boots Company PLC
Annual General Meeting
Admission and Voting Card


THE BOOTS COMPANY

ABDA NOMINEES LIMITED
C09800
1ST FLOOR
15 TRINITY STREET
HANLEY
STOKE-ON-TRENT
STAFFORDSHIRE
ST1 5LR

Dear Shareholder

If you wish to attend the Annual General Meeting in person, please bring this admission and voting card with you. We will ask you for it at the check-in desk. This card is not transferable and may only be used by the shareholder attending in person.

If you wish another person to attend and vote at the AGM on your behalf, please complete and submit the attached proxy form.

AGM Date, Time and Venue

26 July 2001 at 11.00 a.m. The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1. A map is set out below.

Public Transport

Underground – nearest stations are St. James's Park (Circle/District Lines) and Westminster (Circle/District/Jubilee Lines)

Buses - the following bus routes stop near The Queen Elizabeth II Conference Centre: 3, 11, 12, 24, 53, 77A, 88, 159 and 211.

Light Refreshments

Tea and coffee will be served before and after the meeting.

Cameras etc.

Cameras, tape recorders, video recorders and computers will not be allowed into the meeting but may be deposited in the entrance foyer.

Special Assistance

Arrangements have been made to assist shareholders with disabilities. If you are hard of hearing, you can sit in an area with an induction loop system. A sign language interpreter will be present during the meeting.


St. James's Park
King Charles St.
Westminster
Birdcage Walk
Gt. George St.
Parliament
Bridge St.
Westminster Br.
Queen Elizabeth II Conference Centre
Square
Broad Sanctuary
Houses of Parliament
Petty France
Tothill Street
St. Margaret St.
St. James's Park
Victoria Street
Gt. Smith St.
Westminster Abbey
Gt. College St.

The Boots Company PLC
Annual General Meeting
Shareholder Admission and Voting Card

ABDA NOMINEES LIMITED
C09800
1ST FLOOR
15 TRINITY STREET
HANLEY
STOKE-ON-TRENT
STAFFORDSHIRE
ST1 5LR

3/000004

This card is to be completed **only** in the event that a poll has been validly demanded on any resolution. The Chairman will give guidance on the conduct of the poll at the relevant time.

Please indicate with an 'X' how you wish your votes to be cast on the resolutions.

Resolutions	For	Against	Abstain
1 To receive and adopt the Report and Accounts			
2 To declare a final dividend			
3 To reappoint Dr JGS Buchanan as a director[†*]			
4 To reappoint Ms FM Harrison as a director[†=]			
5 To reappoint Mr DAR Thompson as a director			
6 To reappoint Mme H Ploix as a director[†]			
7 To reappoint Mr AP Smith as a director[^]			
8 To reappoint the auditors and to authorise their remuneration			
9 To authorise the directors to allot unissued share capital			
10 To authorise the directors to allot shares for cash			
11 To authorise market purchases of the company's own shares			
12 To amend The Boots Long Term Bonus Scheme 1999			
13 To amend The Boots Long Term Bonus Scheme (established in 1996)			
14 To approve The Boots Executive Share Option Plan 2001			
15 To approve the establishment of Overseas Executive Share Option Schemes			

† *Member of Audit, Remuneration and Nominations Committees of the board*
* Chairman of Audit Committee of the board
^ Member of Social Responsibilities Committee of the board
= Chairman of Social Responsibilities Committee of the board

EXHIBIT 41

The Boots Company PLC
Annual General Meeting
Form of Proxy


THE BOOTS COMPANY

ABDA NOMINEES LIMITED
C09800
1ST FLOOR
15 TRINITY STREET
HANLEY
STOKE-ON-TRENT
STAFFORDSHIRE
ST1 5LR

3/000004

Dear Shareholder

This document is your proxy card for the Annual General Meeting to be held on 26 July 2001. The notice of the AGM and a copy of the Annual Review or, if you chose to receive it, the Full Report and Accounts, are enclosed.

If you wish to appoint another person to vote on your behalf at the meeting please complete the form of proxy overleaf as instructed, and return it to the company's Registrar in the reply paid envelope provided after detaching and retaining the attached admission and voting card.

How to complete the Form of Proxy

If you want your proxy to vote in a certain way on the resolutions listed, please put a cross in the relevant boxes. If you sign and send in this form but do not cross a box 'for', 'against' or 'abstain' on any resolution, your proxy can vote on the resolution as he chooses or can choose not to vote at all. The proxy can also do this on any amendments to the listed resolutions and on any additional resolutions that are put to the meeting.

Please remember to sign the form. If you are a joint shareholder, only one of you needs to sign the form.

To be valid this form of proxy must reach the company's Registrar, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 7NH not later than 11.00am on 24 July 2001 (48 hours before the AGM). If the form is posted outside the United Kingdom, you should not use the reply paid envelope but should return the proxy in a separate envelope, using the above address and paying the postage.

Even if you send the proxy form to the Registrar, you can still come to the AGM and vote in person.

Attending the AGM in person

You need not tell us in advance if you wish to attend the AGM. Please bring the attached admission and voting card to the meeting.

A map and other useful information is set out in the admission and voting card.

Electronic Voting

If you would like to submit your proxy vote via the internet, you can do so by accessing our website www.boots-plc.com and selecting the Shareholder Electronic Communications link. You will require your unique PIN and Shareholder Reference Number (SRN) printed overleaf to log in (the PIN will expire at the end of the voting period). You can access this site from any internet enabled PC.

The Boots Company PLC
Annual General Meeting
Form of Proxy

ABDA NOMINEES LIMITED
C09800
1ST FLOOR
15 TRINITY STREET
HANLEY
STOKE-ON-TRENT
STAFFORDSHIRE
ST1 5LR

3/00004

Before completing this form, please see the explanatory notes overleaf.

I/We being a member(s) of The Boots Company PLC wish to appoint the following person (called a 'proxy') to vote on my/our behalf at the 2001 Annual General Meeting to be held on 26 July 2001 and at any adjournment of the meeting.

(The proxy need not be a member of the Company).

(Please complete one box only to indicate your choice).

The Chairman of the meeting:
(tick box)

☐ **Please leave this box blank if you are appointing someone other than the Chairman.**

or

The following person:
(Print name of proxy)

☐

Please leave this box blank if you have appointed the Chairman. Do not insert your own name(s).

If both boxes are left blank you have selected the chairman.

Signature (Please sign in the box above) | Date

Any one joint holder may sign

You can now submit your vote and appoint a proxy via the internet (see note overleaf). To do so you will need your PIN and Shareholder Reference Number (SRN) shown below.

8682	G0032725813
PIN	**SRN**

	Resolutions	For	Against	Abstain
1	To receive and adopt the Report and Accounts	☐	☐	☐
2	To declare a final dividend	☐	☐	☐
3	To reappoint Dr JGS Buchanan as a director†*	☐	☐	☐
4	To reappoint Ms FM Harrison as a director†‡	☐	☐	☐
5	To reappoint Mr DAR Thompson as a director	☐	☐	☐
6	To reappoint Mme H Ploix as a director†	☐	☐	☐
7	To reappoint Mr AP Smith as a director^	☐	☐	☐
8	To reappoint the auditors and to authorise their remuneration	☐	☐	☐
9	To authorise the directors to allot unissued share capital	☐	☐	☐
10	To authorise the directors to allot shares for cash	☐	☐	☐
11	To authorise market purchases of the company's own shares	☐	☐	☐
12	To amend The Boots Long Term Bonus Scheme 1999	☐	☐	☐
13	To amend The Boots Long Term Bonus Scheme (established in 1996)	☐	☐	☐
14	To approve The Boots Executive Share Option Plan 2001	☐	☐	☐
15	To approve the establishment of Overseas Executive Share Option Schemes	☐	☐	☐

† Member of Audit, Remuneration and Nominations Committees of the board
* Chairman of Audit Committee of the board
^ Member of Social Responsibilities Committee of the board
‡ Chairman of Social Responsibilities Committee of the board

G6231

EXHIBIT 42

The Boots Company PLC

Notice of Annual General Meeting 25th July 2002

➔ **This document is important. Please read it straight away. If you have any doubts about the action you should take, you should seek your own personal financial advice immediately from your stockbroker, bank, solicitor, accountant, fund manager or other independent financial adviser authorised under the Financial Services and Markets Act 2000.**

If you have sold or otherwise transferred all your shares in The Boots Company PLC, please immediately hand this document to the bank, stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.


Boots

NOTICE IS HEREBY GIVEN that the Annual General Meeting of The Boots Company PLC will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday 25th July 2002 at 11 a.m.

The business of the meeting will be

1 To receive the directors' report and annual accounts and the auditors' report thereon.

2 To declare a final dividend.

3 To reappoint Mr B Clare as a director.

4 To reappoint Sir Nigel Rudd as a director.

5 To reappoint Mr S G Russell as a director.

6 To reappoint Mr P Bateman as a director.

7 To reappoint Mr J Bennink as a director.

8 To reappoint Mr H Dodd as a director.

9 To approve the remuneration report.

10 To reappoint the auditors and to authorise the directors to determine the remuneration of the auditors.

See Note 4

11 To consider and, if thought fit, to pass the following resolution as an ordinary resolution:
THAT the board be and it is hereby generally and unconditionally authorised to exercise all powers of the company to allot relevant securities within the meaning of section 80 of the Companies Act 1985 up to an aggregate nominal amount of £74.3 million provided that this authority shall expire at the conclusion of the next annual general meeting of the company to be held after the passing of this resolution save that the company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the board may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

See Note 4

12 Subject to the passing of the previous resolution, to consider and, if thought fit, to pass the following resolution as a special resolution:
THAT the board be and it is hereby empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (within the meaning of section 94(2) of that Act) pursuant to the authority conferred by the previous resolution for cash as if sub-section 89(1) of that Act did not apply to any such allotment, provided that this power shall be limited to the allotment:
(a) of equity securities in connection with a rights issue in favour of ordinary shareholders where the equity securities respectively attributable to the interest of all ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them provided that the board may make such arrangements or exclusions as they consider necessary or expedient in respect of fractional entitlements or legal or practical problems arising in any overseas territory or the requirements of any regulatory body or stock exchange; and
(b) (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount not exceeding £11.157 million
and shall expire at the conclusion of the next annual general meeting of the company save that the company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

See Note 5

13 To consider and, if thought fit, to pass the following resolution as a special resolution:
THAT, subject to the company's Articles of Association and section 166 of the Companies Act 1985, the company be and is hereby generally and unconditionally authorised to make one or more market purchases (within the meaning of section 163(3) of that Act) of its own ordinary shares on such terms and in such manner as the directors of the company shall determine, provided that:
(a) the maximum aggregate number of ordinary shares hereby authorised to be not more than acquired is 89,261,000;
(b) the maximum price which may be paid for each ordinary share is 5% above the average of the closing mid market prices for the ordinary shares of the company (derived from the London Stock Exchange Daily Official List) for the five business days prior to the date of purchase and the minimum price per ordinary share is the nominal value thereof in each case exclusive of any expenses payable by the company; and
(c) the authority hereby given shall expire at the conclusion of the next annual general meeting of the company save that the company may make a purchase of ordinary shares after expiry of such authority in execution of a contract of purchase that was made under and before the expiry of such authority.

See Note 6

14 To consider and, if thought fit, to pass the following resolution as an ordinary resolution:
THAT the company be and it is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) ("the Act") in the approved terms in the manner set out in the Appendix to this notice up to a maximum aggregate sum of £250,000.

See Note 7

15 To consider and, if thought fit, to pass the following resolution as an ordinary resolution:
THAT Boots The Chemists Limited be and it is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) ("the Act") in the approved terms in the manner set out in the Appendix to this notice up to a maximum aggregate sum of £250,000.

16 To consider and, if thought fit, to pass the following resolution as an ordinary resolution:
THAT Boots Opticians Limited be and it is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) ("the Act") in the approved terms in the manner set out in the Appendix to this notice up to a maximum aggregate sum of £10,000.

17 To consider and, if thought fit, to pass the following resolution as an ordinary resolution:
THAT Crookes Healthcare Limited be and it is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) ("the Act") in the approved terms in the manner set out in the Appendix to this notice up to a maximum aggregate sum of £10,000.

18 To consider and, if thought fit, to pass the following resolution as an ordinary resolution:
THAT Halfords Limited be and it is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) ("the Act") in the approved terms in the manner set out in the Appendix to this notice up to a maximum aggregate sum of £100,000.

19 To consider and, if thought fit, to pass the following resolution as an ordinary resolution:
THAT Boots Healthcare International Limited be and it is hereby generally and unconditionally authorised for the purposes of Part XA of the Companies Act 1985 (as amended) ("the Act") in the approved terms in the manner set out in the Appendix to this notice up to a maximum aggregate sum of £10,000.

By Order of the Board,
20th June 2002
Michael Oliver
Secretary.

Recommendation

Your board believes that the proposed resolutions to be put to the meeting are in the best interests of shareholders as a whole and, accordingly, recommends that shareholders vote in favour of the resolutions, as the directors intend to do in respect of their own beneficial shareholdings in the company.

Notes

1 Entitlement to attend and vote
The rights of members to attend and vote at the meeting will be determined by reference to entries on the register of members as at 5 p.m. on 23rd July 2002.

2 Proxies
A member entitled to attend and vote may appoint one or more proxies (who need not be members) to attend and vote instead of him.

3 Documents for inspection
The following documents are available for inspection at 1 Thane Road West, Nottingham NG2 3AA during business hours on any weekday (excluding Saturdays) from the date of this notice until the date of the annual general meeting and at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE from 10 a.m. on Thursday 25th July 2002 until the conclusion of the meeting:
(a) a register of interests of directors and their families in the shares of the company; and
(b) copies of all contracts of service under which directors are employed by the company;

4 Renewal of authority to allot shares (Items 11 and 12 on the agenda)
The authorities given to the board at the last annual general meeting to allot unissued share capital and to allot shares for cash in limited circumstances (the making of a rights issue or an issue of shares for cash up to a specified maximum) expire on 25th July 2002. It is proposed that further authorities be granted until the next annual general meeting. An ordinary resolution (item 11) will be proposed to authorise the board to allot the unissued share capital up to £74.3 million (being almost all of the unissued capital as at the printing of this notice and being approximately 33.29% of the present issued share capital). A special resolution (item 12) will be proposed authorising the board to allot shares in connection with a rights issue or for cash up to £11.157 million being approximately 5% of the present issued ordinary share capital. There are no present plans to allot shares for cash other than in connection with employee share schemes.

5 Authority to purchase own shares (Item 13 on the agenda)
The special resolution at item 13 would renew, for one year, the board's authority to buy the company's own shares subject to the constraints set out in the resolution. The board would exercise this power only if satisfied that it was in the interests of the shareholders as a whole to do so and that it was likely to result in an increase in earnings per share. The total number of options to subscribe for equity shares outstanding as at 29th May 2002 was 1,938,595 (being 0.217% of the issued share capital at that date and representing 0.269% of the share capital which would be in issue if both the remainder of the existing authority to purchase shares granted at the 2001 AGM and the authority being sought were fully utilised).

6 Authority for the company to make political donations or incur political expenditure (Resolution 14)

The Political Parties, Elections and Referendums Act 2000, ("PPERA") came into effect on 16th February 2001. The PPERA has applied to the company since the date of the 2001 annual general meeting.
It prohibits a company from making donations to EU political organisations or incurring EU political expenditure in excess of an aggregate of £5,000 in the 12 months period following each annual general meeting unless such donations or expenditure have been authorised by the company's shareholders.
The definitions of donation, EU political organisation and EU political expenditure are widely drafted and it is possible that the following may be included:
(a) support for bodies concerned with policy review and law reform, with the representation of the business community or sections of it or with the representation of other communities or special interest groups which the company believes is in shareholders' interest for the company to support;
(b) provision of additional paid leave to employees who are local government councillors or who hold comparable positions outside Great Britain;
(c) the non-company related trade union activities of company-paid full time trade union officials; and
(d) the other activities of the company as presently carried on which are of an incidental nature to its business but which may fall within the provisions of the PPERA including the cost of:
(i) the cost of seminars and other functions to which politicians are invited; and,
(ii) advertising, sponsorship or attendance at policy discussions and business liaison events organised by political parties; and
(iii) stand and exhibition space and the cost of passes for national and regional political conferences.
The company has no intention of changing its policy with respect to political donations or of using this authority to do anything other than continue its existing activities which fall within the areas outlined above. However, as the penalties under the act are severe, the authority is necessary to ensure that the company does not commit a technical breach of the act either through the continuation of its former activities which have been brought within the scope of the PPERA, or unintentionally as a result of the uncertainty as to what exactly is caught.
Shareholders should note that the PPERA requires the authority requested of shareholders to be of a general nature and the authority cannot be limited to specific items of expenditure.
The company will make disclosure in its annual report of any donations made or expenditure incurred by it or its subsidiaries in excess of £200, in accordance with the provisions of the act.

7 Authority for subsidiary companies to make political donations or incur political expenditure (Resolutions 15 to 19)

The PPERA also prohibits the company's subsidiaries incorporated in Great Britain from making political donations or incurring political expenditure unless approved in advance by the company's shareholders in general meeting. The PPERA requires a separate resolution of the holding company to be passed with respect to each and every subsidiary company concerned.
Certain subsidiaries may engage in the activities described in note 6 above, as relevant to their particular businesses and require authority for that.

8 Biographical details of directors seeking re-appointment (all ages given as at 20th June 2002)

Mr B Clare (age 48). Barry Clare is marketing director and director of international businesses. He is also a non-executive director of Standard Chartered. A director since 1999, he joined Boots in 1991 and led the creation and development of the international consumer healthcare business. He was previously a vice-president of Diversey Corporation and had spent teh years with Proctor & Gamble's European operations.

Sir Nigel Rudd (age 55) Sir Nigel has been deputy chairman since December 2001 and became a director in 1999. He is non-executive chairman of Kidde of Pilkington and of Pendragon and is also a non-executive director of Barclays and of Bridgewell.

Mr S G Russell (age 57). Steve Russell has been chief executive since April 2000 and a director since 1995. He is also a non-executive director of Barclays. He joined Boots in 1967 and was formerly managing director of Boots The Chemists.

Mr P Bateman (age 49). Paul Bateman is group operations director and was appointed to the board on 1st April 2002. He joined Boots in 2001 to lead supply chain and business services development and previously worked for Procter & Gamble.

Mr J Bennink (age 45). Jan Bennink was appointed on 10th September 2001. He is president and chief executive of Numico. Formerly he was president of the dairy division of Danone, and previous to that he worked for Benckiser in Italy and Germany and for Procter & Gamble in Holland and the USA.

Mr H Dodd (age 43). Howard Dodd was appointed finance director on 1st April 2002. Howard is a chartered accountant and has gained significant international experience in finance and trêasury in Astra Zeneca and ICI.

Appendix

For the purpose of resolutions 14-19, the approved terms shall be as follows:
(i) to make donations to EU political organisations and to incur EU political expenditure (as defined in section 347A of the Act) up to the specified maximum aggregate sum; and
(ii) such authority shall expire at the conclusion of the next annual general meeting to be held after the passing of this resolution save that the company may, before such expiry, make an undertaking or agreement which would or might fall to be performed wholly or partly after such expiry as if the power conferred hereby had not expired.

EXHIBIT 43

The Boots Company PLC
Annual General Meeting
Form of Proxy





Dear Shareholder

This document is your proxy card for the Annual General Meeting to be held on 25 July 2002. The notice of the AGM and a copy of the Annual Review or, if you chose to receive it, the Full Report and Accounts, are enclosed.

If you wish to appoint another person to vote on your behalf at the meeting please complete the form of proxy overleaf as instructed, and return it to the company's Registrar in the reply paid envelope provided after detaching and retaining the attached admission and voting card.

How to complete the Form of Proxy

If you want your proxy to vote in a certain way on the resolutions listed, please put a cross in the relevant boxes. If you sign and send in this form but do not cross a box 'for', 'against' or 'abstain' on any resolution, your proxy can vote on the resolution as he thinks fit or not at all. The proxy can also do this on any amendments to the listed resolutions and on any other resolutions that are put to the meeting.

Please remember to sign the form. If you are a joint shareholder, only one of you needs to sign the form.

To be valid this form of proxy must reach the company's Registrar, Computershare Investor Services PLC, not later than 11.00am on 23 July 2002 (48 hours before the AGM). A reply paid envelope is enclosed for this purpose. If the form is posted outside the United Kingdom, or if you have mislaid the reply paid envelope, you should return the proxy in a separate envelope, using the following address and paying the postage: Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 7NH

Even if you send the proxy form to the Registrar, you can still come to the AGM and vote in person.

Attending the AGM in person

You need not tell us in advance if you wish to attend the AGM. Please bring the attached admission and voting card to the meeting.

A map and other useful information is set out in the admission and voting card.

Electronic Voting

If you would like to submit your proxy vote via the internet, you can do so by accessing our website www.boots-plc.com and selecting the Shareholder Electronic Communications link. You will require your unique PIN and Shareholder Reference Number (SRN) printed overleaf to log in (the PIN will expire at the end of the voting period). You can access this site from any internet enabled PC.

The Boots Company PLC
Annual General Meeting
Form of Proxy

Before completing this form, please see the explanatory notes overleaf.

I/We being a member(s) of The Boots Company PLC wish to appoint the following person (called a 'proxy') to vote on my/our behalf at the 2002 Annual General Meeting to be held on 25 July 2002 and at any adjournment of the meeting.

(The proxy need not be a member of the Company).

(Please complete one box only to indicate your choice).

The Chairman of the meeting:
(tick box)

☐ **Please leave this box blank if you are appointing someone other than the Chairman.**

or

The following person:
(Print name of proxy in capitals)

☐

Please leave this box blank if you have appointed the Chairman. Do not insert your own name(s).

If both boxes are left blank you have selected the chairman.

Signature (Please sign in the box above) Date
Any one joint holder may sign

You can now submit your vote and appoint a proxy via the internet (see note overleaf). To do so you will need your PIN and Shareholder Reference Number (SRN) shown below.

PIN	**SRN**

	Resolutions	**For**	**Against**	**Abstain**
1	To receive and adopt the Report and Accounts	☐	☐	☐
2	To declare a final dividend	☐	☐	☐
3	To reappoint Mr B Clare as a director	☐	☐	☐
4	To reappoint Sir Nigel Rudd as a director ^	☐	☐	☐
5	To reappoint Mr SG Russell as a director	☐	☐	☐
6	To reappoint Mr P Bateman as a director	☐	☐	☐
7	To reappoint Mr J Bennink as a director+	☐	☐	☐
8	To reappoint Mr H Dodd as a director	☐	☐	☐
9	To approve the remuneration report	☐	☐	☐
10	To reappoint the auditors and to authorise their remuneration	☐	☐	☐
11	To authorise the directors to allot unissued share capital	☐	☐	☐
12	To authorise the directors to allot shares for cash	☐	☐	☐
13	To authorise market purchases of the company's own shares	☐	☐	☐
14	To authorise political donations and political expenditure by the company	☐	☐	☐
15	To authorise political donations and political expenditure by Boots The Chemists Limited	☐	☐	☐
16	To authorise political donations and political expenditure by Boots Opticians Limited	☐	☐	☐
17	To authorise political donations and political expenditure by Crookes Healthcare Limited	☐	☐	☐
18	To authorise political donations and political expenditure by Halfords Limited	☐	☐	☐
19	To authorise political donations and political expenditure by Boots Healthcare International Limited	☐	☐	☐

\+ member of Audit, Remuneration and Nominations Committees of the board

^ chairman of Remuneration Committee and member of Audit and Nominations Committees of the board

K5131

1OEYEE

The Boots Company PLC
Annual General Meeting
Admission and Voting Card


Boots

Dear Shareholder

If you wish to attend the Annual General Meeting in person, please bring this admission and voting card with you. We will ask you for it at the check-in desk. This card is not transferable and may only be used by the shareholder attending in person.

If you wish another person to attend and vote at the AGM on your behalf, please complete and submit the attached proxy form.

AGM Date, Time and Venue

25 July 2002 at 11.00 a.m. The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1. A map is set out below.

Public Transport

Underground – nearest stations are St. James's Park (Circle/District Lines) and Westminster (Circle/District/Jubilee Lines)

Buses - the following bus routes stop near The Queen Elizabeth II Conference Centre: 3, 11, 12, 24, 53, 77A, 88, 159 and 211.

Light Refreshments

Tea and coffee will be served before and after the meeting.

Cameras etc.

Cameras, tape recorders, video recorders and computers will not be allowed into the meeting but may be deposited in the entrance foyer.

Special Assistance

Arrangements have been made to assist shareholders with disabilities. If you are hard of hearing, you can sit in an area with an induction loop system. A sign language interpreter will be present during the meeting.


St. James's Park
King Charles St.
Westminster
Birdcage Walk
Gt. George St.
Parliament
Square
Bridge St.
Westminster Br.
Queen Elizabeth II Conference Centre
Broad Sanctuary
Petty France
Tothill Street
St. Margaret St.
Houses of Parliament
St. James's Park
Victoria Street
Gt. Smith St.
Westminster Abbey
Gt. College St.
Old Pye Street

10EYFF

The Boots Company PLC
Annual General Meeting
Shareholder Admission and Voting Card

Please bring this card with you if you attend the AGM.

At the AGM, this card is to be completed **only** in the event that a poll is validly demanded on any AGM resolution. The Chairman will give guidance on the conduct of the poll at the relevant time.

Please do **not** return **this** card by post - but use the proxy card opposite

Please indicate with an 'X' how you wish your votes to be cast on the resolutions.

Resolutions	For	Against	Abstain
1 To receive and adopt the Report and Accounts			
2 To declare a final dividend			
3 To reappoint Mr B Clare as a director			
4 To reappoint Sir Nigel Rudd as a director ^			
5 To reappoint Mr SG Russell as a director			
6 To reappoint Mr P Bateman as a director			
7 To reappoint Mr J Bennink as a director +			
8 To reappoint Mr H Dodd as a director			
9 To approve the remuneration report			
10 To reappoint the auditors and to authorise their remuneration			
11 To authorise the directors to allot unissued share capital			
12 To authorise the directors to allot shares for cash			
13 To authorise market purchases of the company's own shares			
14 To authorise political donations and political expenditure by the company			
15 To authorise political donations and political expenditure by Boots The Chemists Limited			
16 To authorise political donations and political expenditure by Boots Opticians Limited			
17 To authorise political donations and political expenditure by Crookes Healthcare Limited			
18 To authorise political donations and political expenditure by Halfords Limited			
19 To authorise political donations and political expenditure by Boots Healthcare International Limited			

\+ member of Audit, Remuneration and Nominations Committees of the board

^ chairman of Remuneration Committee and member of Audit and Nominations Committees of the board

Signature (Please sign in the box above)

Date

10EYGE

EXHIBIT 44


02 DEC 23


Boots

Half year results
2002/2003

Inside

The Boots Company PLC

We said The Boots Company intends to become the leader in wellbeing products and services in the UK and overseas.

We did accelerate the pace of innovation and change, while cutting costs and maintaining our commitment to managing for value.

We're heading towards our goal with renewed energy and ambition, stepping-up investment to drive sustainable top-line growth and – as ever – working to enhance our reputation as a well managed, ethical and socially responsible company.

what's new on the shelves...

high IQ


No7

Intelligent Colour Foundation from No7 is a super lightweight, non-pore blocking foundation which adjusts on application to match your skin tone.

feet first

Boots Footcare Regime contains three goodies to keep feet feeling and looking good – Cleansing Foot Fizz, Smoothing Foot Scrub and Softening Foot Butter.


foot care regime


FAT LASH MASCARA

lashes galore

17 Fat Lash Mascara builds lashes to their fullest for fantastic volume. The quirky tube pack is practical, too – ensuring there's no waste.

kids relief


ALTERNATIVES
Children's Head Lice Removal Kit


ALTERNATIVES
Teething Pain Relief


ALTERNATIVES
Children's Cough Relief

The Alternatives range appeals to customers seeking gentler, more natural treatments. Since launch in January we've added a further 17 products including a children's range.

cleanse

Modern life is tough. The detox range helps bodies fight back: clean up, clear out, de-stress.


Salt Scrub
EXFOLIATING CLEANSE



on the med!


wheat
germ
basil
bergamot

The healthiness of the Mediterranean diet is now widely recognised. This nice-enough-to-eat range brings the same natural benefits to skin and haircare products.


olive fennel


olive sage


honey


sage
orange
flower


milk


BOTANICS








BOTANICS



BIG LIPS TINY TREATS

They may be little, but Botanics Tiny Treats work a treat. Extracts of ginko biloba and jojoba protect and moisturise lips and eyes.

5x

N°7 Daily V skincare range helps you get your vitamins inside and out. The range combines top-notch skincare with nutritional supplements for each skin type.


N°7


N°7


N°7
DAILY·V


N°7

half year highlights & results

8.4p

Interim dividend

Turnover (from continuing operations) £m


2,282
2,382
01
02

Increased by 4.4% to £2,382.4m

Profit before tax and exceptional items £m


288
280
01
02

Reduced by 2.8% to £279.6m

Basic earnings per share before exceptional items pence


22.8
22.1
01
02

Reduced by 3.1%

Operating profit before exceptional items (from continuing operations) £m


262
247
01
02

Reduced by 5.9% to £246.5m

Free cash flow £m


181
498
01
02

Increased by 175% to £498.1m

Interim dividend pence


8.1
8.4
01
02

Increased by 3.7%

What's in store . . .


Boots


Complementary
Medicines
Vitamins

This year, millions of people will encounter a fresher, brighter Boots as our store refurbishment programme gathers momentum. In both scale and speed it's our most ambitious programme of makeovers ever: over four years it involves some £240m of investment in almost all 1,400 Boots stores.

It brings consumers the fruits of two years extensive experimentation, including full-scale trials of new core formats. These have enabled us to move forward confidently, knowing that we can meet shoppers' rising expectations with an appropriate offer for each size of store.

In recent years we've focused most investment on a limited number of our top stores. Now we're bringing the rest of our stores up to comparable standards of fitness for purpose.

The first phase of the programme, which started in July, has concentrated on smaller and medium sized stores – primarily in London. But we're also making changes to larger stores where necessary, including our flagship store in Nottingham.

The ultimate goal of the programme is to improve sales performance by reinforcing consumers' appreciation of Boots as *the* place for health and beauty products, advice and services. In Central London, we also had to improve the fabric of the stores given the exceptionally high footfall and sales intensity we already enjoy.

This year we are investing £30m capital and £10m revenue in some 300 stores – including 165 in London which we've been completing at an average of about 12 a week.

Work on the London stores was completed on schedule at the end of October, and we're pleased with the rate and quality of progress so far. At present we're taking a two-month break so that stores can maximise sales over the vital Christmas period. The next phase of the programme, running from January, will involve over 130 more stores.

The level of investment is geared to each store's needs –


Lunchtime

in most cases we can achieve a significant transformation in just a few days. We have worked weekends to minimise store disruption. This has meant developing new methods: so far, we have contained the immediate impact to half a week's loss of business per store, and we are confident that we will have cost-effective, repeatable processes that will sustain a high rate of progress throughout the four-year schedule.

Customers will find Boots stores not only brighter and more attractive but also more convenient and efficient places to shop. The improvements include new fascias and signage, more customer-friendly layouts and new fittings. At 80 Central London stores we've introduced new tills that are quicker and simpler to use and require less training. In our busier stores, particularly in London, the changes will enable us to serve customers more quickly and reduce waiting times.

We recognise that the programme demands a heroic effort from store staff, and are grateful for their determination to maintain 'business nearly as usual'. And it's not only store and project management staff who deserve thanks. The programme's success to date has come from the dedication and energy of people across the organisation – including, for example, the teams in our distribution centres. They have been supporting stores by clearing out stock before each refurbishment begins, and restocking efficiently to ensure that sales recover as quickly as possible afterwards.

As well as enhancing stores, we've also been improving on-shelf availability across the entire estate. For our 250 fastest-moving lines, this has risen from 95% in June to 97.9% by the end of October – and we're on target to reach 98% by Christmas. Close teamwork between logistics, category and store staff will ensure we take full advantage of sales opportunities over the Christmas shopping season.

chief executive's statement

Commenting on the half year, Chief Executive Steve Russell said:

"I am encouraged by our performance in the first half. There have been good sales increases in Boots The Chemists and Boots Healthcare International, and our programme of investment in retail excellence is on track.

We are investing now in stores, people and product for higher sales and profit growth in the future.

We have the right product ranges and promotional plans for the important Christmas trading period.

I am confident that we will deliver a full year performance in line with our expectations at the start of the year."

Summary of Financial Performance

→ Sales in continuing operations up 4.4% to £2,382.4m

→ Good progress in the first half:
- Boots The Chemists trading performance encouraging, particularly in quarter 2 (up 5.7% like for like)
- Boots Healthcare International sales up 12% like for like
- Sale of Halfords completed in August

→ Profit before tax up by 1.8% to £253.3m

→ Profit before tax and exceptionals down by 2.8% to £279.6m after increased planned investment of £40m in Boots The Chemists and Boots Healthcare International, and a £14m increase in pension costs

→ Next stage of productivity programme to yield more than £100m of additional cost savings from non-store areas

→ Earnings per share before exceptionals reduced by 3.1% to 22.1p

→ Interim dividend increased by 3.7% to 8.4p per share

→ Free cash flow increased from £181.1m to £498.1m

→ £700m share buy back – £300m programme completed, return of Halfords net sale proceeds to commence

Summary of Business Performance for the half year ended 30th September 2002

business performance

	Total £m	Turnover % growth	Turnover % like for like	Profit before exceptional items £m	Profit before exceptional items % growth
Boots The Chemists (note a)	1,993.3	3.8	3.3	256.4	(6.1)
Wellbeing Services (note b)	130.4	22.1	***	(16.1)	(1.3)
Boots Retail	2,123.7	4.8	***	240.3	(6.6)
Boots Healthcare International	218.0	11.4	12.0	35.2	(3.3)
Boots Retail International	18.2	(15.7)	5.5	(7.7)	37.9
Group and other	22.5	***	***	(21.3)	(10.4)
Continuing operations	2,382.4	4.4	***	246.5	(5.9)
Discontinued operation (note c)	234.9	***	***	22.5	***
Turnover/operating profit	2,617.3	2.5	***	269.0	(5.3)
Interest (note d)				10.6	***
Group profit before tax and exceptionals				279.6	(2.8)
Profit before tax				253.3	1.8
Group profit before tax and exceptionals from continuing operations				257.1	(3.2)

a) Boots The Chemists includes Digital Wellbeing in both periods and bootsphoto.com in the comparative period (see note 2).

b) Wellbeing Services includes Boots Opticians (including LASIK).

c) Halfords has been treated as a discontinued operation.

d) Interest excludes an exceptional credit of £100.6m (6 months to 30.9.01 £nil, 12 months to 31.3.02 £nil) – see notes 4 and 11.

business performance

Boots The Chemists

Sales Growth %	Q1 Actual	Q1 LFL	Q2 Actual	Q2 LFL	H1 Actual	H1 LFL
Health	4.7	3.9	8.5	8.0	6.6	6.0
Beauty and Toiletries	0.5	(0.5)	7.5	6.8	4.0	3.2
Other	(4.7)	(4.1)	(2.3)	(2.4)	(3.4)	(3.2)
Total	1.4	0.8	6.1	5.7	3.8	3.3

Sales in Boots The Chemists increased by 3.8% (3.3% like for like). Sales in the second quarter rose 6.1% or 5.7% on a like for like basis. Sales intensity increased by 3.9%. Price inflation for the half was 0.3%.

Average transaction values increased by 6.0%. The decline in transaction numbers was 3.2% for the half and 0.9% in the second quarter.

Health sales grew by 6.6% (6.0% like for like). Dispensing sales growth was strong through the half at 9.5% and OTC medicines performed well in the second quarter.

Beauty and Toiletries sales grew by 4.0% (3.2% like for like) with particularly strong performances in cosmetics, fragrance and skincare. Whilst photo sales declined, sales in the baby category continued their recovery.

As a result of our increased focus on health and beauty, other product category sales decreased by 3.4%, a reduction of 3.2% on a like for like basis.

Initiatives to drive higher levels of top-line sales growth announced in May are on track:

Store Investment Programme

By the end of the first half 120 London stores had been refurbished with a further 45 stores completed in October. As planned a total of 300 stores will be completed by the end of March 2003.

New Products and Content

Recent product launches such as Mediterranean and the Essentials range have performed well. New launches for the second half year include important additions to our No7 and 17 ranges. In February we will be launching a new category – Healthy Living. Net investment in advertising and promotions increased by over £10m in the half.

On-Shelf Availability

The on-shelf availability of key lines which stood at 95% in June has improved to 97.9%, and on all lines to 97.8%, against our target of 98% by Christmas.

Gross margin was 0.3% down for the half as a result of sales mix.

Wellbeing Services

Opticians and eyecare sales increased by 12.4% (8.8% like for like) driven by the continued recovery in core optics sales together with growth in the LASIK business, now available in eight clinics.

Dentalcare sales more than doubled to £10.9m.

Operating losses in Wellbeing Services were virtually the same as last year. The company will present its plans for the future of this business on 21st January 2003.

Boots Healthcare International

Sales in Boots Healthcare International grew by 11.4% (11.2% at comparable exchange rates) or 12.0% on a like for like basis albeit against a weak comparative period last year, where the prior year trading patterns were disrupted by the abolition of RPM on OTC medicines.

Overall, core business grew by 13% driven by Nurofen +27.4%, Dermatitis +12.4%, Strepsils +4.6% and Clearasil +4.3%.

Operating profit at £35.2m was down by £1.2m but reflected the planned increase in brand investment of £10.4m, together with higher pension charges.

Boots Retail International

The decline in sales in Boots Retail International was due to the impact of closing the Japanese business last year. Apart from this, supplying the implants in Taiwan would have contributed 7.9% to sales growth but this was offset by store closures.

Operating losses reduced further by 38.3% to £7.7m.

Group

Share Buy Back and Halfords Disposal

During the period the £300m share buy back was completed with a total of 48.4m shares being repurchased. As announced at the time of the Halfords disposal a further share repurchase programme will utilise the proceeds of the disposal. This will commence in the second half. An exceptional loss of £128.6m resulted from the sale of Halfords, after goodwill of £349.3m previously written off to reserves. The sale of Halfords completes the disposal of businesses acquired as part of the purchase of Ward White.

Productivity Programme

As part of the on-going review of non-store costs the company today announces a programme to achieve at least an additional £100m of ongoing cost savings. The costs associated with realising these savings will amount to £100m over the next 2.5 years. These cost savings are additional to the £250m of cost savings delivered over the past three years. Part of the savings generated by the new programme will be invested in the customer through price, the store investment programme and new product development.

Digital Wellbeing Limited

Since the half year the company has agreed to acquire Granada's 40% stake in Digital Wellbeing Limited ("DWL") for £1. In addition, Boots placed DWL in funds to settle £5.1m of Granada's loan funding of the company.

business performance

Hedging of Property Lease Rental Commitments

During the period the group reviewed its treasury policy relating to the hedging of property lease rental commitments (see note 11 for further details). The company has decided not to hedge these commitments in the future and as a result has closed out £1,315m of interest rate swaps, £1,100m of which were lease related. The closure generates a surplus of £100.6m and this is shown as an exceptional credit on the interest line.

Pensions Accounting

Following the Accounting Standards Board proposal in July 2002 to extend the transitional regime of FRS17, the company has reconsidered its decision to adopt FRS17 in the financial statements for the current year and has decided to continue to account for pensions under SSAP24 until the definitive new standard emerges. This was communicated on 1st October. The estimated SSAP24 pension cost for the UK scheme for the year is £32m (12 months to 31st March 2002 £5m) of which £16.8m (six months to 30th September 2001 £2.5m) has been reflected in the first half.

The company will continue to provide information on both bases.

Net Debt

Net debt at 30th September was £9.7m, a reduction of £136.6m since 31st March 2002.

Group Profit and Loss Account for the half year ended 30th September 2002

	Notes	6 months to 30.9.02 £m	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Turnover: group and share of joint ventures	1	**2,617.3**	2,553.7	5,332.2
Less: discontinued operation		**(234.9)**	(272.1)	(528.7)
Turnover from continuing operations and share of joint ventures		**2,382.4**	2,281.6	4,803.5
Less: share of joint ventures' turnover		**(1.2)**	(2.5)	(3.9)
Group turnover from continuing operations		**2,381.2**	2,279.1	4,799.6
Operating profit				
Operating profit from continuing operations		**258.6**	274.6	592.1
Discontinued operation		**22.5**	22.2	54.3
Total operating profit		**281.1**	296.8	646.4
Exceptional operating items	3	–	(16.4)	(16.4)
Group operating profit		**281.1**	280.4	630.0
Share of operating loss of joint ventures		**(12.1)**	(12.6)	(20.9)
Total operating profit including joint ventures	2	**269.0**	267.8	609.1
Profit/(loss) on disposal of fixed assets	3	**1.7**	(1.4)	(6.0)
Loss on disposal of businesses – continuing	3, 9	–	(14.3)	(12.6)
Loss on disposal of businesses – discontinued	3, 9	**(128.6)**	(2.3)	(2.3)
Share of joint venture loss on closure of business	3, 9	–	(4.4)	(5.6)
Profit on ordinary activities before interest	2	**142.1**	245.4	582.6
Net interest*	4, 11	**111.2**	3.5	13.2
Profit on ordinary activities before taxation		**253.3**	248.9	595.8
Tax on profit on ordinary activities	5	**(116.8)**	(84.4)	(191.2)
Profit on ordinary activities after taxation		**136.5**	164.5	404.6
Equity minority interests		**(0.4)**	(0.1)	(0.3)
Profit attributable to shareholders		**136.1**	164.4	404.3
Dividends	6	**(70.0)**	(71.5)	(240.6)
Profit retained		**66.1**	92.9	163.7
Basic earnings per share before exceptional items	7	**22.1p**	22.8p	49.9p
Basic earnings per share	7	**15.9p**	18.7p	45.9p
Diluted earnings per share before exceptional items	7	**22.1p**	22.7p	49.8p
Diluted earnings per share	7	**15.8p**	18.6p	45.8p
Dividends per share	6	**8.4p**	8.1p	27.4p

*Net interest includes an exceptional credit of £100.6m (6 months to 30.9.01 £nil, 12 months to 31.3.02 £nil) – see notes 4 and 11 for details.

Statement of total recognised gains and losses	6 months to 30.9.02 £m	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Profit attributable to shareholders	**136.1**	164.4	404.3
Surplus on revaluation of properties	**17.1**	–	1.5
Currency translation differences on foreign currency net investments	**(5.3)**	(1.6)	(3.0)
Total recognised gains and losses relating to the period	**147.9**	162.8	402.8

Note on historical cost profits and losses	6 months to 30.9.02 £m	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Reported profit on ordinary activities before taxation	**253.3**	248.9	595.8
Realisation of property revaluation (deficits)/surpluses	**(1.9)**	(0.9)	0.7
Depreciation adjustment	**0.3**	0.5	2.2
Historical cost profit on ordinary activities before taxation	**251.7**	248.5	598.7
Historical cost profit retained	**64.5**	92.5	166.6

Reconciliation of movements in shareholders' funds	6 months to 30.9.02 £m	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Total recognised gains and losses relating to the period	**147.9**	162.8	402.8
Dividends	**(70.0)**	(71.5)	(240.6)
New share capital issued (net of expenses)	**0.1**	0.3	0.7
Repurchase of shares	**(253.7)**	–	(45.9)
Goodwill released on disposal of businesses	**349.3**	22.4	22.4
Net increase in shareholders' funds	**173.6**	114.0	139.4
Opening shareholders' funds	**2,017.6**	1,878.2	1,878.2
Closing shareholders' funds	**2,191.2**	1,992.2	2,017.6

Group Balance Sheet at 30th September 2002

	Notes	At 30.9.02 £m	At 30.9.01 £m	At 31.3.02 £m
Fixed assets				
Intangible assets	8	**290.3**	299.2	298.2
Tangible assets		**1,613.3**	1,733.7	1,727.7
Investments		**102.9**	128.1	121.7
		2,006.5	2,161.0	2,147.6
Current assets				
Stocks		**708.7**	702.5	648.1
Debtors		**628.4**	551.7	646.1
Investments and deposits		**522.3**	227.1	308.7
Cash at bank and in hand		**35.0**	59.2	100.4
		1,894.4	1,540.5	1,703.3
Creditors: amounts falling due within one year		**(1,101.7)**	(1,095.9)	(1,174.7)
Net current assets		**792.7**	444.6	528.6
Total assets less current liabilities		**2,799.2**	2,605.6	2,676.2
Creditors: amounts falling due after more than one year		**(440.1)**	(469.4)	(480.0)
Provisions for liabilities and charges		**(167.1)**	(143.4)	(177.9)
Net assets		**2,192.0**	1,992.8	2,018.3
Capital and reserves				
Called up share capital		**212.8**	224.9	223.2
Share premium account		**254.0**	253.6	253.9
Revaluation reserve		**273.1**	256.2	254.4
Capital redemption reserve		**53.0**	40.8	42.6
Profit and loss account		**1,398.3**	1,216.7	1,243.5
Equity shareholders' funds		**2,191.2**	1,992.2	2,017.6
Equity minority interests		**0.7**	0.5	0.6
Non-equity minority interests		**0.1**	0.1	0.1
		2,192.0	1,992.8	2,018.3

Reconciliation of operating profit to operating cash flows	6 months to 30.9.02 £m	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Reconciliation of operating profit to operating cash flows			
Group operating profit before exceptional items	**281.1**	296.8	646.4
Depreciation, amortisation and impairments of fixed assets	**85.5**	81.3	163.4
Loss on the disposal of tangible fixed assets	**2.6**	3.8	5.6
Increase in stocks	**(152.1)**	(57.4)	(3.3)
Increase in debtors, including pension prepayments	**(27.8)**	(42.3)	(126.1)
Increase/(decrease) in creditors	**48.7**	(9.9)	65.5
Other non-cash movements	**4.9**	(0.2)	0.2
Net cash inflow before exceptional items	**242.9**	272.1	751.7
Exceptional operating cash flows	**(4.5)**	(18.7)	(29.3)
Cash inflow from operating activities	**238.4**	253.4	722.4

Group cash flow statement	Notes	6 months to 30.9.02 £m	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Cash inflow from operating activities		**238.4**	253.4	722.4
Returns on investment and servicing of finance		**73.2**	27.9	40.7
Taxation		**(69.4)**	(37.1)	(139.2)
Purchase of fixed assets		**(69.9)**	(81.8)	(172.1)
Disposal of fixed assets		**29.0**	27.3	62.2
Disposal of own shares		**2.2**	5.5	7.7
Acquisition of businesses		**(3.5)**	(12.0)	(20.7)
Disposal of businesses	9	**371.2**	25.5	24.6
Equity dividends paid		**(168.5)**	(163.2)	(234.5)
Cash inflow before use of liquid resources and financing		**402.7**	45.5	291.1
Management of liquid resources		**(214.5)**	(153.4)	(234.3)
Financing*		**(283.4)**	(14.9)	(55.2)
(Decrease)/increase in cash in the period		**(95.2)**	(122.8)	1.6

Cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand.

*Financing includes repurchase of shares of £(264.0)m (6 months to 30.9.01 £nil, 12 months to 31.3.02 £(35.9)m).

Group Cash Flow Information for the half year ended 30th September 2002

Reconciliation of net cash flow to movement in net debt	**6 months to 30.9.02 £m**	6 months to 30.9.01 £m	12 months to 31.3.02 £m
(Decrease)/increase in cash in the period	**(95.2)**	(122.8)	1.6
Increase in liquid resources	**214.5**	153.4	234.3
Decrease in borrowings and lease financing	**19.5**	15.2	20.0
Movement in net debt resulting from cash flows	**138.8**	45.8	255.9
Finance lease additions	**(2.9)**	(1.9)	(11.6)
Increase in value of investment in 10.125% bond	**5.8**	10.7	21.9
Currency and other non-cash adjustments	**(5.1)**	(0.8)	(2.3)
Movement in net debt during the period	**136.6**	53.8	263.9
Opening net debt	**(146.3)**	(410.2)	(410.2)
Closing net debt	**(9.7)**	(356.4)	(146.3)

1 Turnover by business segment	Notes	6 months to 30.9.02 £m	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Health		**852.9**	800.1	1,633.5
Beauty and Toiletries		**816.6**	785.4	1,770.9
Other		**323.8**	334.9	667.7
Boots The Chemists		**1,993.3**	1,920.4	4,072.1
Wellbeing Services		**130.4**	106.8	231.0
Boots Retail		**2,123.7**	2,027.2	4,303.1
Boots Healthcare International		**218.0**	195.7	407.3
Boots Retail International	a	**18.2**	21.6	40.3
Group and other		**37.3**	47.9	74.8
Continuing operations		**2,397.2**	2,292.4	4,825.5
Discontinued operation	b	**234.9**	272.1	528.7
		2,632.1	2,564.5	5,354.2
Inter-segmental	c	**(14.8)**	(10.8)	(22.0)
Turnover: group and share of joint ventures		**2,617.3**	2,553.7	5,332.2

a) Boots Retail International prior periods include share of Japan joint venture of 6 months to 30.9.01 £1.9m, 12 months to 31.3.02 £1.9m.

b) Halfords has been treated as a discontinued operation.

c) Turnover of the business segments includes inter-segmental sales as follows:

	Notes	6 months to 30.9.02 £m	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Boots Healthcare International		**13.7**	10.6	21.8
Boots Retail International		**1.1**	-	-
Continuing operations		**14.8**	10.6	21.8
Discontinued operation	b	**-**	0.2	0.2
		14.8	10.8	22.0

2 Profit on ordinary activities before interest	Notes	6 months to 30.9.02 £m	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Boots The Chemists	a	**256.4**	273.2	605.2
Wellbeing Services		**(16.1)**	(15.9)	(33.1)
Boots Retail		**240.3**	257.3	572.1
Boots Healthcare International		**35.2**	36.4	66.7
Boots Retail International	b	**(7.7)**	(12.4)	(24.1)
Group and other		**(21.3)**	(19.3)	(43.5)
Continuing operations		**246.5**	262.0	571.2
Discontinued operation	c	**22.5**	22.2	54.3
Total operating profit including joint ventures before operating exceptional items		**269.0**	284.2	625.5
Operating exceptional items (see note 3)		–	(16.4)	(16.4)
Total operating profit including joint ventures		**269.0**	267.8	609.1
Profit/(loss) on disposal of fixed assets		**1.7**	(1.4)	(6.0)
Loss on disposal of businesses		**(128.6)**	(16.6)	(14.9)
Share of joint venture loss on closure of business		**–**	(4.4)	(5.6)
Profit on ordinary activities before interest		**142.1**	245.4	582.6

a) Boots The Chemists includes Digital Wellbeing (DWL) share of joint venture loss of £4.9m (6 months to 30.9.01 loss of £9.6m, 12 months to 31.3.02 loss of £16.9m) and DWL impairment of fixed assets amounting to £6.5m (6 months to 30.9.01 £nil, 12 months to 31.3.02 £nil). The comparative half year and full year also include bootsphoto.com losses of £7.0m and £6.9m respectively.

b) Boots Retail International prior periods include share of Japan joint venture losses of 6 months to 30.9.01 £1.9m, 12 months to 31.3.02 £1.9m.

c) Halfords has been treated as a discontinued operation.

3 Exceptional items

	Notes	6 months to 30.9.02 £m	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Exceptional operating items		**-**	(16.4)	(16.4)
Profit/(loss) on disposal of fixed assets		**1.7**	(1.4)	(6.0)
Loss on disposal of businesses	9	**(128.6)**	(21.0)	(20.5)
Total exceptional items before interest and taxation		**(126.9)**	(38.8)	(42.9)
Interest	4, 11	**100.6**	–	–
Total exceptional items before taxation		**(26.3)**	(38.8)	(42.9)
Attributable tax (charge)/credit		**(27.2)**	2.5	6.9
		(53.5)	(36.3)	(36.0)

Exceptional operating items at the comparative half and full year comprise of a £10.4m charge relating to the withdrawal of the on-line photographic services of bootsphoto.com and £6.0m additional costs incurred within Boots The Chemists on the cost reduction programme and leisure exit.

4 Net interest

	6 months to 30.9.02 £m	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Interest payable and similar charges	**(1.7)**	(14.7)	(22.9)
Interest receivable and similar income	**6.7**	7.6	14.5
Increase in value of investment in 10.125% bond 2017	**5.8**	10.7	21.9
Share of joint ventures	**(0.2)**	(0.1)	(0.3)
	10.6	3.5	13.2
Exceptional interest – closure of interest rate swaps (see note 11)	**100.6**	-	-
	111.2	3.5	13.2

Interest payable and similar charges includes interest payable on the 10.125% bond 2017 of £5.8m (6 months to 30.9.01 £12.7m, 12 months to 31.3.02 £25.3m) and Eurobond of £8.3m (6 months to 30.9.01 £8.3m, 12 months to 31.3.02 £16.5m).

The 10.125% bond was redeemed on 25th June 2002. Following redemption there is no further impact on the profit and loss account. The 2017 bond was issued for £250m in 1992 and a year later a Boots subsidiary bought the bond together with all coupons maturing after June 2002 for £120m.

5 Taxation

Taxation has been provided at an estimated effective rate excluding profits and losses on the sale of fixed assets and businesses of 31.5% (6 months to 30.9.01 30.4%, 12 months to 31.3.02 31.1%). Of the total charge for taxation (including share of joint ventures), £103.1m (6 months to 30.9.01 £80.3m, 12 months to 31.3.02 £179.1m) arises in the UK.

6 Dividends

The directors have declared an interim dividend of 8.4p per share (2001 8.1p per share). The dividend, which amounts to approximately £70.6m (2001 £71.5m), will be paid on 7th February 2003 to shareholders on the register on 22nd November 2002. The shares will be quoted ex dividend on 20th November 2002. Most shareholders (excluding those in Canada and the USA) will have the opportunity to reinvest their cash dividend in existing shares bought on the London Stock Exchange through a dividend reinvestment plan. All applications to join that plan or amend existing instructions under it must be received by the company's registrars by 17.00 hours GMT on 17th January 2003 if they are to apply to this interim dividend.

7 Earnings per share	**6 months to 30.9.02**	6 months to 30.9.01	12 months to 31.3.02
Basic earnings per share before exceptional items	**22.1p**	22.8p	49.9p
Effect of exceptional items	**(6.2)p**	(4.1)p	(4.0)p
Basic earnings per share	**15.9p**	18.7p	45.9p
Diluted earnings per share before exceptional items	**22.1p**	22.7p	49.8p
Effect of exceptional items	**(6.3)p**	(4.1)p	(4.0)p
Diluted earnings per share	**15.8p**	18.6p	45.8p

The calculation of basic and diluted earnings per share is based on:

Earnings	**6 months to 30.9.02 £m**	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Earnings for adjusted basic and diluted earnings per share calculation	**189.6**	200.7	440.3
Exceptional items	**(53.5)**	(36.3)	(36.0)
Earnings for basic and diluted earnings per share calculation	**136.1**	164.4	404.3

Number of shares	**6 months to 30.9.02 million**	6 months to 30.9.01 million	12 months to 31.3.02 million
Weighted average number of shares used in basic earnings per share calculation	**856.8**	881.4	881.6
Dilutive effect of options	**1.9**	2.6	2.4
Weighted average number of shares used in diluted earnings per share calculation	**858.7**	884.0	884.0

The weighted average number of shares used in basic earnings per share calculation excludes shares held by The Boots ESOP Trust Ltd and the QUEST and the Boots (QUEST) Trustee Ltd.

The dilutive effect relates to options under an employee savings related scheme and an executive option scheme.

Basic and diluted earnings per share before exceptional items are disclosed to reflect the underlying performance of the group.

8 Intangible fixed assets	At 30.9.02 £m	At 30.9.01 £m	At 31.3.02 £m
Goodwill	**25.7**	26.9	26.1
Group patents, trademarks and other product rights acquired	**264.6**	272.3	272.1
	290.3	299.2	298.2

9 Disposal of businesses

On 30th August 2002 Boots completed the sale of Halfords Limited to CVC Capital Partners. The business of Halfords Limited comprises a chain of 400 stores, a head office in Redditch, and Halfords employees. Halfords has been treated as a discontinued operation.

The consideration is subject to agreement of the net asset value statement and, in part, also the achievement of certain sales targets in the period to 31st March 2003. The outcome of these have yet to be determined. For the purposes of the half year results the loss on disposal has been estimated as £128.6m, and includes goodwill of £149.3m previously written off to reserves.

Boots is to return to shareholders the net proceeds of the sale through a share buy back programme that will commence in the second half of the financial year. This is additional to the £300m buy back programme initiated in March 2002 and now completed.

The principal disposals in the comparative periods were the disposal in July 2001 of the skincare brands, Orlagrine and Nobacter, to Beiersdorf, the disposal of the factory in France, an agreement with Mitsubishi Corporation (a joint venture partner) in July 2001 to close trial retail stores in Japan, and the disposal in August 2001 of the Halfords' garage service business to the Automobile Association.

10 Pensions

Following the Accounting Standards Board proposal in July 2002 to extend the transitional regime of FRS17, given the move towards compliance with international standards, the group has reconsidered its decision to adopt FRS17 in the financial statements for the current year. It has decided that it will continue to account for pensions under SSAP24 until the definitive new standard emerges. The estimated pension costs for the scheme for the year under SSAP24 is £32m (2001/02 £5m).

FRS17, the UK pensions standard, discounts pension commitments, including salary growth, at a AA bond yield. The value of liabilities at 31st March 2002 was £2.2bn and the market value of assets was £2.4bn, giving a pension scheme surplus of £0.2bn, before tax.

The estimated service or operating cost of the scheme for the current year under FRS17 is estimated to be about £73m. The cost after net investment charges is estimated to be about £78m.

11 Interest rate swaps

During the period the group reviewed its interest rate management policy. As a result it continues to maintain a balance between fixed and floating rate debt but no longer seeks to hedge the interest rate risk inherent in its portfolio of operating lease liabilities. In giving effect to this treasury policy during the period the group closed out £1,315m of interest rate swaps. £1,100m of these were lease related, and their closure resulted in the receipt of a net cash premium of £53.8m.

The group has also reviewed its accounting policies for hedging instruments to take account of recent developments in this area of accounting. In the light of current best practice, and consistent with its change in treasury management practice, the group has decided to adopt a new policy as follows:

Derivative Financial Instruments

Where the group holds financial instruments as a hedge against interest rate exposure and the hedge is effective, gains and losses on the derivative are recognised in the same reporting statement and the same period as changes in the value or cash flows of the hedged item. If a hedging instrument is sold, terminated or exercised, the resulting gain or loss is recognised in full in the period in which it is sold, terminated or exercised only if the group no longer has the related hedged item.

Where financial instruments are held which are not hedges, provision is made in full for all anticipated losses, and profits are recognised when realised in both cash and in economic terms.

1[illegible] Interest rate swaps continued

Under the group's previous accounting policy the £53.8m premium referred to above would have been released to the profit and loss account over the remainder of the original terms of the swap contracts, which at 31st March 2002 had an average period to maturity of 10 years. The group would also have continued to treat the unamortised surplus of £53.0m at 31st March 2002 from previous swap contract closures in the same way. The effect would have been to increase profits in future years as a consequence of a past treasury policy which has now been discontinued.

Under the group's new policy the surplus received in cash in the half year on closing out lease related swaps of £53.8m has been reported in the profit and loss account as an exceptional item. The unamortised surplus of £46.8m (£53.0m at 31st March 2002) from replacing swaps last year with equivalent derivatives has also been reported as an exceptional item following the closure of those replacement swaps.

A surplus of £12.2m arose in the period on closing out a portion of the swaps related to debt other than leases to which, therefore, hedge accounting continues to apply. Accordingly, this surplus is held in the balance sheet and will be released to the profit and loss account in accordance with the original maturities of the interest rate swaps closed out.

On adopting the new policy the directors have considered the extent to which it requires a restatement of figures reported in prior years. The change in accounting policy affects transactions where swap contracts are closed out without replacement by economically equivalent arrangements. As the group has not previously encountered these circumstances the directors have concluded that no prior year restatement is required.

Had the previous policy been continued there would have been no exceptional credit to interest of £100.6m.

1[illegible] Basis of preparation – full year comparatives

The figures for the 12 months ended 31st March 2002 do not constitute the company's statutory accounts for that period but have been extracted from the statutory accounts, which have been filed with the Registrar of Companies. The auditors have reported on those accounts and that report was unqualified and did not contain a statement under section 237(2) of the Companies Act 1985.

Independent review report by KPMG Audit Plc to The Boots Company PLC

Introduction

We have been instructed by the company to review the financial information set out on pages 7 to 18 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Whilst the company has previously produced an interim review report, that report has not previously been subject to an interim review. As a consequence, the review procedures set out above have not been performed in respect of the comparative period for the six months ended 30th September 2001.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30th September 2002.

KPMG Audit Plc
Chartered Accountants
2 Cornwall Street
Birmingham
B3 2DL

7th November 2002

Financial calendar

Interim dividend paid	7th February 2003
Preliminary announcement of full year results	June 2003
Annual Report circulated	June 2003
Annual General Meeting (to be held in London)	24th July 2003
Final dividend paid	August 2003

Low cost share dealing services

Details of special low cost dealing services in the company's shares may be obtained from:

- **Hoare Govett Limited** (telephone 020 7678 8300) Hoare Govett is regulated by the Financial Services Authority.
- **NatWest Stockbrokers Limited** (telephone 0870 600 2050) a member of the London Stock Exchange and regulated by the Financial Services Authority.

Both Hoare Govett Limited and NatWest Stockbrokers Limited have approved the references to themselves solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act, 2000 only. Telephone calls with Hoare Govett Limited and NatWest Stockbrokers Limited may be monitored or recorded in order to maintain and improve service.

Registrar

Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
Telephone 0870 702 0148

Company Secretary and Registered Office

M. J. Oliver
The Boots Company PLC
Nottingham NG2 3AA
Telephone 0115 950 6111

The Boots Company PLC is registered in England and Wales (No. 27657).

The Boots Company PLC
Group Headquarters
Nottingham NG2 3AA
Telephone: 0115 950 6111

www.boots-plc.com

EXHIBIT 45

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PART 2 OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT 1985. When considering what action you should take, you should seek your own personal financial advice immediately from your stockbroker, bank, solicitor, accountant, fund manager or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your Boots Ordinary Shares, please send this document and the other enclosed documents at once to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for delivery to the purchaser or transferee.

A copy of the Listing Particulars of Boots Group PLC has been delivered to the Registrar of Companies in England and Wales for registration in accordance with section 83 of the Financial Services and Markets Act 2000. Copies of these Listing Particulars are available free of charge at the registered office of Boots at the address set out in Part 1.


Boots

THE BOOTS COMPANY PLC

(Incorporated and registered in England and Wales, registered number 27657)

Recommended proposals to introduce Boots Group PLC as the new holding company for the Boots group of companies

Notice of Extraordinary General Meeting and notice of Court Meeting

Meetings of Boots Shareholders to consider the proposals described in this document will be held on 19 December 2002. The EGM will start at 3.00 p.m. on that date and the Court Meeting at 3.05 p.m. (or as soon thereafter as the EGM is concluded or adjourned). Your Board is recommending you to vote in favour of the proposals described in this document. You should complete, sign and return your Forms of Proxy for each of the EGM and the Court Meeting in the enclosed reply paid envelope to the address printed thereon, or where you are not able to use the envelope (because you are outside the United Kingdom or otherwise), to Computershare Investor Services PLC, P.O. Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH, England as soon as possible but in any event, to be valid, to arrive not later than, in the case of the EGM Form of Proxy 3.00 p.m., and in the case of the Court Meeting Form of Proxy 3.05 p.m., on 17 December 2002. In the case of the Court Meeting, the relevant Form of Proxy can also be handed in to Computershare Investor Services PLC at the meeting.

Application has been made for the Boots Group Ordinary Shares arising from the new holding company reorganisation to be admitted to the Official List and for trading on the London Stock Exchange's market for listed securities.

It is expected that Admission of the Boots Group Ordinary Shares will become effective and that unconditional dealings in them will commence on 20 January 2003. No application is currently intended to be made for the Boots Group Ordinary Shares to be admitted to listing or dealing on any other exchange.

The Boots Group Ordinary Shares will not be, and are not required to be, registered with the SEC under the US Securities Act in reliance upon the exemption from registration requirements of the US Securities Act provided by section 3(a)(10) of that act. The SEC has not approved or disapproved the Boots Group Ordinary Shares or passed upon the adequacy of this document. Any representation to the contrary is a criminal offence in the United States. Shareholders who are affiliates (within the meaning of the US Securities Act) of Boots or Boots Group prior to the Scheme Effective Time or are affiliates of Boots Group after the Scheme Effective Time will be subject to timing, manner of sale and volume restrictions on the sale of Boots Group Ordinary Shares received in connection with the Scheme under Rule 145(d) of the US Securities Act. For certain US securities law considerations see paragraph 8 of Part 2 of this document.

Deutsche Bank, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Boots and Boots Group and no-one else in connection with the proposals described in this document and will not be responsible to anyone other than Boots and Boots Group for providing the protections afforded to its customers or for providing advice in relation to such proposals.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY. NONE OF THE SECURITIES REFERRED TO IN THIS DOCUMENT SHALL BE SOLD, ISSUED OR TRANSFERRED IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

	2002/2003
Latest time and date for receipt of Forms of Proxy for the EGM	3.00 p.m., 17 December
Latest time and date for receipt of Forms of Proxy for the Court Meeting (unless handed in at the meeting)	3.05 p.m., 17 December
EGM of Boots	3.00 p.m., 19 December
Court Meeting of Boots	3.05 p.m., 19 December[1]
Court Hearing of the petition to sanction the Scheme	16 January
Last day of dealings in Boots Ordinary Shares	17 January
Scheme Record Time	6.30 p.m., 17 January
Scheme Effective Time and Admission of Boots Group Ordinary Shares	8.00 a.m., 20 January
Despatch of definitive certificates for Boots Group Ordinary Shares	by 10 February

All references in this document are to London times unless otherwise stated. The dates given are based on Boots current expectations and are subject to change. In particular, certain Court dates are subject to confirmation by the Court.

(1) or as soon thereafter as the immediately preceding meeting concludes or is adjourned

A BRIEF INTRODUCTION

This section introduces the proposals described in this document, but you should read the whole document before taking any decision. This section is not a summary of the proposals and reading it is no substitute for reading the whole of this document and any related documents.

The proposals explained in this document relate to the implementation of a Scheme of Arrangement under section 425 of the Companies Act 1985. The simple aim of the Scheme is to introduce a new, non-trading, holding company between The Boots Company PLC (called "Boots" in this introduction and in the remainder of the document) and the Boots shareholders. This is expected to result in the benefits described in Part 1 of this document.

Some questions and answers on the proposals described in this document

1. What is the Scheme?

The introduction of a new holding company between Boots and its shareholders is proposed, and will be achieved, by way of a scheme of arrangement under section 425 of the Companies Act 1985. Under the Scheme, Boots shareholders will receive one Boots Group PLC ordinary share in place of every Boots ordinary share that they held at the record time for the Scheme.

This is a formal procedure which requires that the proposals be approved not only by the Boots shareholders but also by the High Court of Justice.

If the relevant approvals are obtained, all Boots shareholders will be bound by the Scheme regardless of whether or not they voted in favour of the Scheme.

Further details are set out in Parts 1 and 2 of this document.

2. Why are there two meetings and do I need to attend?

The EGM is being called to approve certain changes to the Boots Articles of Association required in connection with the Scheme, as described at Section 2 of Part 3 of this document. The Court Meeting, which will be held immediately after the EGM, is being held at the direction of the Court and is being called in order that Boots shareholders can vote to approve or disapprove the Scheme. The meetings will be held in succession on 19 December 2002.

You are entitled, but not required, to attend the EGM and the Court Meeting. If you do not attend, you are still entitled to vote at both meetings—see paragraph 3, next.

3. Do I need to vote?

It is important that as many Boots shareholders as possible cast their votes at the EGM and the Court Meeting. In particular it is important that a considerable number of votes are cast at the Court Meeting so as to demonstrate that there is a fair representation of shareholder opinion.

You are therefore strongly urged to complete, sign and return your Forms of Proxy as soon as possible. You will have been sent a green headed Form of Proxy for the EGM and a pink headed Form of Proxy for the Court Meeting.

If you do not wish, or are unable, to attend the EGM and/or the Court Meeting you may appoint someone (known as a "proxy") to act on your behalf and vote in the event of a poll.

You may appoint your proxy by completing the Forms of Proxy and returning them in the enclosed reply paid envelope to the address printed thereon, or where you are not able to use the envelope (because you are outside the United Kingdom or otherwise), to Computershare Investor Services PLC, P.O. Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH as soon as possible but in any event, to be valid, to arrive not later than (in the case of the green headed Form of Proxy for the EGM) 3.00 p.m. on 17 December 2002 and (in the case of the pink headed Form of Proxy for the Court Meeting) 3.05 p.m. on 17 December 2002. In the case

of the pink headed Form of Proxy for the Court Meeting this may also be handed to Computershare Investor Services PLC at the meeting. You may also appoint a proxy electronically. Further details are set out in Part 3 of this document and on the relevant Form of Proxy.

Completing the Forms of Proxy will not preclude you from attending and voting in person should you wish to do so.

4. What will I end up with?

When the Scheme becomes effective you will receive one Boots Group PLC share for each Boots share held at the relevant record time. The register of members of Boots Group PLC will be updated immediately to reflect your shareholding on the Scheme becoming effective and share certificates will be sent to you in due course.

5. What do I do with my old share certificates?

When the Scheme becomes effective, all your ordinary shares in The Boots Company PLC will be transferred to Boots Group PLC. Thus, all your share certificates for shares in The Boots Company PLC will cease to be valid and should be destroyed, as the new listed company will be Boots Group PLC.

6. Do I have to pay anything under the Scheme?

No. All Boots Group PLC shares arising as a result of the Scheme are being issued to Boots shareholders in return for their Boots ordinary shares. No additional payment is required.

7. Will there be any change to the value of the shares I currently own?

The Boots directors have no reason to believe that the market price of each Boots Group PLC share following the Scheme will be different to the market price of each Boots share had the Scheme not become effective.

8. Will I receive dividends on my Boots Group PLC shares?

The board of directors of Boots Group PLC expects to continue to pay dividends in line with the policy which Boots has adopted to date.

9. My dividends are paid directly into my bank account. Do I need to change the existing instruction?

Your present dividend instructions will be continued for Boots Group PLC after the Scheme becomes effective, unless and until you revoke them.

10. What are the tax implications of the Scheme for me?

There are generally no tax liabilities for UK resident Boots shareholders arising from the Scheme. Further details of the UK tax treatment are set out in Part 3 of this document.

11. What if I hold my Boots shares in a PEP or an ISA?

If you hold your Boots ordinary shares in a PEP or an ISA, you should be able to hold your Boots Group PLC ordinary shares in the PEP or ISA, depending on the PEP/ISA terms and conditions. You should contact your PEP/ISA manager who should be able to provide further details.

12. What if I am a participant in a Boots Share Scheme?

Participants in the Boots Shares Schemes are being written to separately. You should also refer to Part 2 of this document.

13. What if I am resident outside the UK?

You should refer to Part 2 of this document.

14. Why am I being sent this document together with other documents?

Because the proposals for the Scheme require Boots shareholders to vote on certain matters, this document needs to contain information to inform your voting decision. As the announcement of the Scheme followed closely after the announcement of Boots interim results for the half-year to 30 September 2002, Boots interim statement is included together with this document in the pack being sent to you. The Boots Group Listing Particulars, which contain prescribed information relating to Boots Group PLC, are not being sent to you but are available on request from the Boots registered office.

15. Can I receive documents electronically?

Not this time. As this document comprises a scheme document for the Scheme, Court procedures will not allow the electronic despatch of this document to you. Therefore a hard copy pack of documents is being sent to all Boots shareholders. However you may appoint a proxy electronically—see the information on doing so in Part 3 of this document and on the relevant Form of Proxy.

16. What if I still have questions?

If you have read this document and the accompanying materials, and still have questions, you should consult your independent financial adviser.

PART 1: . CHAIRMAN'S LETTER



Directors of the company

John McGrath
Paul Bateman
Jan Bennink
Dr. John Buchanan
Barry Clare
Howard Dodd
Ken Piggott
Hélène Ploix
Dr. Martin Read
Sir Nigel Rudd
Steve Russell
Andy Smith

19 November 2002

Dear Shareholder

1. Introduction

On 19 November 2002, the Company announced its intention to restructure its Group by putting in place a new holding company, Boots Group PLC, through a scheme of arrangement under section 425 of the Companies Act 1985.

The purpose of this circular is to provide you with a summary of these proposals, to explain why the Board considers them to be in the best interests of Boots Shareholders as a whole, and to seek your approval of them.

2. Background to and reasons for introducing a new holding company for the Boots Group

Boots has determined that, as far as possible, the Group's trading activities should be carried on below the level of the Group's holding company. At present a mix of investment and trading activity is carried on in Boots, which can cause operational, tax and legal issues to arise. Introducing Boots Group as the holding company of the Group will enable the board of Boots Group to concentrate on holding company related activities. The management of Boots and other Group companies will therefore be able to focus on the trading activities of the Group. The issues which might otherwise arise as a result of Boots being engaged in both investment and trading activities should therefore be avoided.

This structure for the Group will better insulate the legal risks involved in the Group's business activities. In addition it will promote a greater distinction between holding company costs and costs associated with trading activities, and the Group's accounting systems will be updated to facilitate this.

The Boots Company PLC
Group Headquarters
Nottingham NG90 4HQ
Telephone: +44 (0)115 950 6111

Registered London 27657
Registered Office Nottingham NG2 3AA

3. Boots business overview

Boots was formed in the late 19th century to carry on the business now known as Boots The Chemists. Under Jesse Boot's leadership, Boots grew to a nationwide chain of stores. Boots was floated on the London Stock Exchange in 1923 and, following the Second World War, developed international prescription pharmaceuticals and agrochemicals businesses in addition to its retail businesses. The agrochemicals business was merged with that of Fisons in 1980 and disposed of in 1983 and the prescription pharmaceuticals business sold to BASF in 1995, as the Company concentrated on making the Boots brand the most trusted retail brand in the country.

The Boots group of companies comprises the following main businesses: Boots Retail, Boots Retail International (BRI) and Boots Healthcare International (BHI). Boots Retail includes Boots the Chemists (BTC) and Wellbeing Services (including Boots Opticians) and has almost 1,600 outlets in the UK and Ireland; BRI comprises its international retailing operation; and BHI is Boots consumer healthcare business. Until 30 August 2002 Halfords was the car parts and accessories and cycles and cycle accessories business of the Group. On 30 August 2002 the sale of Halfords to CVC Capital Partners was completed.

4. Current trading and prospects

On 30 May 2002, Boots announced its full year results for the financial year 2001/2002, which included the following statement:

> "The changes we are making and the investments we plan are establishing the platform for profitable long term top line growth".

On 7 November 2002, Boots announced its half year results for the financial year 2002/03, which included the following statement:

> "I am confident that we will deliver a full year performance in line with our expectations at the start of the year".

The interim financial statement is enclosed with this document.

5. Explanation of EGM and Court Meeting resolutions

A notice of each of the EGM and the Court Meeting is set out at the end of this document. Both meetings are being convened for 19 December 2002 and the meetings will be held in succession.

EGM

The EGM is being convened for 3.00 p.m. on 19 December 2002 to consider and, if thought fit, approve a special resolution in the terms outlined below. The notice of EGM is set out at the end of this document.

All Holders of Boots Ordinary Shares are entitled to attend and vote at this meeting as indicated in the notice of EGM. When voting on the resolution to be proposed at this meeting, each Boots Shareholder who is present in person will have, on a show of hands, one vote and, on a poll, each Boots Shareholder who is present in person or by proxy will have one vote for each share held.

The resolution set out in the notice of EGM, which is a special resolution, is to amend the Boots Articles in connection with implementation of the Scheme. This resolution is explained in more detail in Sections 7 and 11 of Part 2 of this document.

Court Meeting

The Court Meeting, which is being convened for 3.05 p.m. on 19 December 2002 (or as soon thereafter as the EGM shall have concluded or adjourned), is being convened at the direction of the Court to consider the Scheme.

At the Court Meeting, voting will be by a poll and each Boots Shareholder entitled to attend and who is present in person or by proxy will be entitled to one vote for each Boots Ordinary Share held. The Scheme must be approved at the Court Meeting by a majority in number representing 75 per cent. in nominal value of the Boots Ordinary Shares held by those present and voting, in person or by proxy. In order to demonstrate that the votes cast consist of a fair representation of the views of Boots Shareholders, it is important that as many votes as possible are cast at the Court Meeting.

Further details are set out in Section 11 of Part 2 of this document.

6. Action to be taken

The EGM and the Court Meeting are being held in succession on 19 December 2002 and you are invited to attend both meetings.

To make sure your votes are used at the EGM and the Court Meeting, please complete the accompanying Forms of Proxy: the GREEN headed Form of Proxy for use at the EGM and the PINK headed Form of Proxy for use at the Court Meeting. These should BOTH be returned in the enclosed reply paid envelope to the address printed thereon, or where you are not able to use the envelope (because you are outside the United Kingdom or otherwise), to Computershare at P.O. Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH, England to arrive no later than (in the case of the green headed Form of Proxy for the EGM) 3.00 p.m. on 17 December 2002 and (in the case of the pink headed Form of Proxy for the Court Meeting) 3.05 p.m. on 17 December 2002. In the case of the pink headed Form of Proxy for the Court Meeting, this may also be handed to Computershare Investor Services PLC at the meeting. You may also appoint a proxy electronically. Further details are set out in Part 3 of this document.

You do not need to take any further action after completing and returning the Forms of Proxy. However, returning the Forms of Proxy does not preclude you from attending and voting at the EGM and/or the Court Meeting should you so wish.

7. Recommendation

Your Directors, who have received financial advice from Deutsche Bank, consider the terms of the Scheme to be fair and reasonable and in the best interests of Boots Shareholders as a whole. In providing advice to the Directors, Deutsche Bank has relied on the Directors' commercial assessment of the Scheme. The Directors consider that the resolution to be proposed at the EGM is in the best interests of Boots Shareholders as a whole.

Accordingly, the Directors unanimously recommend you to vote in favour of the resolutions to be proposed at the EGM and the Court Meeting, as they intend to do in respect of their own beneficial shareholdings, which amount in total to 114,423 Boots Ordinary Shares, representing 0.013 per cent. of Boots issued share capital as at 6 November 2002, the latest practicable date before posting of this document.

Yours faithfully,

J McGrath

John B. McGrath

Chairman

PART 2: SCHEME EXPLANATORY STATEMENT FROM DEUTSCHE BANK

Deutsche Bank 

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

Telephone +44 (0) 20 7545 8000

19 November 2002

Dear Shareholder

Recommended new holding company proposals

1. Introduction

Your attention is drawn to the Chairman's letter in Part 1 of this document, which outlines the reasons for the new holding company proposals and contains the recommendation of your Board in relation to the proposals. The Chairman's letter forms part of this Explanatory Statement.

2. Description of the Scheme

Under this Court approved scheme of arrangement, made pursuant to section 425 of the Companies Act, Boots Group will be introduced as the new holding company of the Group. Boots Group will acquire Boots in exchange for the issue by Boots Group of Boots Group Ordinary Shares to Boots Shareholders. If you are on the register of Boots at the Scheme Record Time, which is expected to be 6.30 p.m. on 17 January 2003, as a shareholder you will receive:

1 Boots Group Ordinary Share **for every 1 Boots Ordinary Share**

then held.

Under the Scheme, all the Boots Ordinary Shares will be transferred to Boots Group and, subject to the exception set out in the next paragraph, Boots Shareholders on the register of Boots at the Scheme Record Time will be allotted 1 Boots Group Ordinary Share, credited as fully paid, for every 1 Boots Ordinary Share then held.

Deutsche Bank AG London Branch and DB UK Holdings Limited, who each already hold 4 Boots Group Ordinary Shares and will hold 4 Boots Ordinary Shares, will each receive 4 less Boots Group Ordinary Shares than their 1 for 1 entitlement under the Scheme, so that the number of Boots Group Ordinary Shares each holds after the Scheme will be equal to the number of Boots Ordinary Shares each held prior to the Scheme.

Boots will therefore become a wholly owned subsidiary of Boots Group, and the entire issued share capital of Boots Group will be owned by Boots Shareholders who were on the register of Boots at the Scheme Record Time in the same proportions as Boots Ordinary Shares were held by them at the Scheme Record Time.

After implementation of the Scheme, the Boots Group Ordinary Shares will be equivalent to the Boots Ordinary Shares in all material respects including their dividend, voting and other rights.

Application has been made for the Boots Group Ordinary Shares to be admitted to the Official List and to be admitted for trading on the London Stock Exchange's market for listed securities, with dealings expected to commence on 20 January 2003. Application will be made for the Boots Group Ordinary Shares to be admitted to CREST with effect from Admission.

Definitive share certificates for Boots Group Ordinary Shares to be held in certificated form are expected to be despatched by 10 February 2003. Where appropriate, Boots Group Ordinary Shares to be held in uncertificated form are expected to be credited to CREST accounts with effect from Admission.

The Court Hearing to sanction the Scheme is expected to be held on 16 January 2003. Shareholders will have the right to attend the Court Hearing to support or oppose the Scheme and to appear in person or be represented by counsel.

The Scheme will only become effective when an office copy of the Court Order sanctioning the Scheme is delivered to the Registrar of Companies for registration.

Assuming that the conditions set out below are satisfied, the Scheme is expected to become effective on 20 January 2003. If the Scheme has not become effective on or before 31 March 2003 (or such later date as Boots and Boots Group may agree and the Court may allow), it will lapse and will not proceed.

The Scheme contains a provision for Boots and Boots Group jointly to consent, on behalf of all concerned, to any modification of, or addition or condition to, the Scheme which the Court may think fit to approve or impose.

3. Conditions of the Scheme

The implementation of the Scheme is conditional on the following:

(A) the amendments to the Boots Articles proposed to be made at the EGM being made;

(B) the approval of the Scheme by a majority in number representing 75 per cent. by nominal value of the Holders of Boots Ordinary Shares present and voting either in person or by proxy at the Court Meeting;

(C) the sanction of the Scheme (with or without modification) by the Court;

(D) the grant by the UKLA of permission for the whole of the ordinary share capital of Boots Group to be admitted to the Official List, and the grant by the London Stock Exchange of permission for the whole of the ordinary share capital of Boots Group to be admitted to trading on the London Stock Exchange's market for listed securities, and such permissions not being withdrawn before the Scheme Effective Time; and

(E) any necessary regulatory approvals or consents having been obtained.

The Scheme is expected to be made effective on 20 January 2003 by the delivery of an office copy of the Court Order sanctioning the Scheme to the Registrar of Companies for registration. Such copy of the Court Order will not be so delivered unless the above conditions are satisfied, and the Directors are otherwise satisfied that the Scheme should be implemented.

4. The Boots Directors and the effects of the Scheme on their interests

With the exception of Ken Piggott, who is retiring from the Board before the Scheme Effective Time, the composition of the board of Boots Group is the same as that of the current Board. The members of the Board, including Ken Piggott, are listed in Section 1 of Part 3.

The effect of the Scheme on the interests of the Directors in the share capital of Boots (including their interests in share option arrangements) will not differ from its effect on the like interests of other persons.

The interests of the Directors in the share capital of Boots as at 6 November 2002 (the latest practicable date prior to publication this document) are as follows:

Director	Total number of Boots Ordinary Shares Held	Total number of Boots Ordinary Shares in which Director is interested
John McGrath	2,933	2,933
Sir Nigel Rudd	2,000	2,000
Stephen Russell	67,313	273,713
Howard Dodd	1,000	56,118
Barry Clare	13,395	139,059
Ken Piggott	52,749	173,746
Andy Smith	3,678	91,341
Dr. John Buchanan	2,000	2,000
Dr. Martin Read	3,500	3,500
Hélène Ploix	1,619	1,619
Jan Bennink	0	0
Paul Bateman	173	67,584

Directors' shareholdings in Boots Group will be equivalent to their holdings of Boots Ordinary Shares at the Scheme Record Time. The choices available to Directors in respect of options they hold over Boots Ordinary Shares under the Boots Share Schemes are the same as the choices available to other participants in those schemes.

The terms of service of the executive Directors will not be varied as a result of the implementation of the Scheme other than to reflect their appointment to the Boots Group board. The total emoluments receivable by each of the executive Directors and each of the non-executive Directors will not be varied as a result of the implementation of the Scheme.

5. Employee share schemes

Boots Share Schemes

The Boots Share Option Schemes

Some options under these schemes are currently exercisable. In addition, options granted under the Inland Revenue approved part of the Boots Executive Share Option Plan 2001 will become exercisable as a result of the Scheme. Save to this extent, the Board (or the Remuneration Committee of the Board), has resolved that options may not be exercised as a result of the Scheme. Instead, all participants will be offered the opportunity to surrender their options over Boots Ordinary Shares in exchange for options over Boots Group Ordinary Shares on the basis of one Boots Group Ordinary Share for every Boots Ordinary Share under option.

Where the existing options are subject to performance targets, the new options will be granted subject to corresponding performance targets relating to Boots Group in place of Boots. The terms of each new option, and its exercise price, will otherwise be the same as those of the existing option which it replaces.

Options which are neither exchanged nor exercised will lapse when the Scheme becomes effective.

Boots Ordinary Shares issued on the exercise of options which are Scheme Shares (as defined in Part 4 of this document) will be subject to the Scheme. Boots Ordinary Shares issued on the exercise of options which are not Scheme Shares (as so defined) will, if Boots Shareholders approve the amendments to the Boots Articles proposed at the EGM, be transferred to Boots Group on the basis of one Boots Group Ordinary Share for each Boots Ordinary Share or, following a variation in the share capital of either company or in such other circumstances as the board of directors of Boots consider fair and reasonable, on such adjusted terms as the board of directors of Boots Group may determine.

The Boots All-Employee Share Ownership Plan 2000

Boots Ordinary Shares held by the trustees of this plan will be replaced by Boots Group Ordinary Shares on the same basis as for other Boots Shareholders when the Scheme becomes effective. The Boots Group Ordinary Shares will be held in trust on behalf of the participants on the same terms and conditions as the Boots Ordinary Shares to which they relate.

The tax legislation under which this plan is approved prohibits an employee from participating in more than one plan of the same group of companies in the same tax year. Accordingly, if the Scheme becomes effective, this plan will be amended so that it will operate in respect of Boots Group Ordinary Shares rather than Boots Ordinary Shares. This will allow those employees who have elected to purchase shares under the plan using pre-tax salary to continue to do so for the remainder of the current tax year. Thereafter, participation will be in the new plan referred to below.

The Boots Long-Term Bonus Schemes

Bonus awards outstanding under these schemes will continue following the Scheme but will be adjusted, where appropriate, so that they relate to Boots Group Ordinary Shares rather than Boots Ordinary Shares. Similarly, if necessary, adjustments will be made to the performance targets applicable to the outstanding awards.

Participants who hold share awards under these schemes will be offered the opportunity of exchanging them for corresponding share awards on the same basis as participants in the Boots Share Option Schemes. Share awards which are neither exercised (where they are currently exercisable) nor exchanged will lapse when the Scheme becomes effective.

Boots Group Share Schemes

Except as described above in relation to the Boots All-Employee Share Ownership Plan 2000, no further participation will be granted in the Boots Share Schemes on the Scheme becoming effective. Accordingly, Boots Group has established or will establish the Boots Group Share Schemes, a summary of each of which is set out in paragraph 8 of Part 4 of the Boots Group Listing Particulars. As these schemes will be identical, in all material respects, to the schemes which they replace and which Boots Shareholders have already approved, it is not proposed to seek the approval of Boots Shareholders for them at the EGM. In particular, the equity dilution limits of the replacement schemes will be the same as the existing schemes and, in the application of those equity dilution limits, account will be taken of options and awards granted under the existing Boots schemes. In addition, Boots Group has authority to establish comparable schemes for employees working outside the UK.

6. Boots Bonds

It is proposed that Boots Group will be substituted as issuer of the Boots Bonds in place of Boots upon or shortly after the Scheme becoming effective; such substitution is permitted under the terms attaching to the Boots Bonds and the trust deed relating thereto.

7. Articles of Association

It is proposed that the Boots Articles will be amended to ensure (i) that any Boots Ordinary Shares issued after the EGM and prior to the confirmation by the Court of the Scheme will be subject to the Scheme and (ii) that any Boots Ordinary Shares issued to any person other than Boots Group after the Scheme has become effective will be automatically exchanged for Boots Group Ordinary Shares on the basis of one Boots Group Ordinary Share for each Boots Ordinary Share or, following a variation in the share capital of either company or in such other circumstances as the board of directors of Boots consider fair and reasonable, on such adjusted terms as Boots Group may determine. This will avoid any person other than Boots Group being left with Boots Ordinary Shares after dealings in such shares have ceased on the London Stock Exchange (which is expected to occur at the close of business on the Business Day before the date upon which the Scheme becomes effective).

The Boots Group Articles are, in all material respects, the same as the current Boots Articles. The opportunity has been taken in drafting the Boots Group Articles to reflect current practice in

relation to the articles of association of public limited companies. The rights attaching to Boots Group Ordinary Shares are set out in the Boots Group Articles. Further details of the Boots Group Articles and the principal differences between the Boots Group Articles and the Boots Articles are set out in Section 2 of Part 3 of this document, and a summary of the Boots Group Articles is set out in the Boots Group Listing Particulars.

8. Overseas Shareholders

United States

The Boots Group Ordinary Shares will not be, and are not required to be, registered under the US Securities Act in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) of that act. Boots Group Ordinary Shares issued to a Boots Shareholder who is neither an affiliate, for the purposes of the US Securities Act, of Boots or Boots Group prior to the Scheme Effective Time, nor an affiliate of Boots Group after the Scheme Effective Time, would not be "restricted securities" under the US Securities Act. Affiliates of Boots or Boots Group will be subject to timing, manner of sale and volume restrictions on the sale of Boots Group Ordinary Shares received in connection with the Scheme under Rule 145(d) of the US Securities Act. Holders who may be deemed to be affiliates of Boots or Boots Group include individuals who, or entities that, control directly or indirectly, or are controlled by or are under common control with, Boots or Boots Group and may include certain officers and directors of Boots and Boots Group and principal shareholders (such as a holder of more than 10 per cent. of the outstanding capital stock of Boots or Boots Group). Holders who are affiliates, in addition to reselling their Boots Group Ordinary Shares in the manner permitted by Rule 145(d) under the US Securities Act, may also sell their securities under any other available exemption under the US Securities Act, including Regulation S. Boots Shareholders who believe they may be affiliates for the purposes of the US Securities Act should consult their own legal advisers prior to any sale of Boots Group Ordinary Shares received pursuant to the Scheme.

For the purpose of qualifying for the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) of that act with respect to the Boots Group Ordinary Shares issued pursuant to the Scheme, Boots will advise the Court that Boots Group will rely on the section 3(a)(10) exemption based on the Court's sanctioning of the Scheme, which will be relied upon by Boots Group as an approval of the Scheme following a hearing on its fairness to Boots Shareholders at which hearing all such Boots Shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such Boots Shareholders.

Boots Shareholders who are citizens or residents of the United States are advised that the Boots Group Ordinary Shares will not be registered under the US Exchange Act. Boots Group intends to furnish certain information in accordance with Rule 12g3-2(b) under the US Exchange Act and expects to be advised by the SEC that it has been added to the list of foreign private issuers that claim exemption from the registration requirements of section 12(g) of the US Exchange Act in reliance on Rule 12g3-2(b) thereunder. If Boots Group is added to this list, so long as it continues to rely on this exemption, Boots Group will comply with the information supplying requirements of Rule 12g3-2(b), which requires Boots Group to furnish to the SEC information that (A) it has made or is required to make public in the United Kingdom; (B) it has filed or is required to file with the UKLA and which was made public by the UKLA; or (C) it has distributed or is required to distribute to its shareholders. Information furnished to the SEC by the Company may be obtained from the public reference facilities maintained by the SEC in Washington, DC at prescribed rates.

The Directors understand that the Boots Group Ordinary Shares have not and will not be listed on a US securities exchange or quoted on The National Association of Securities Dealers' Automated Quotation system or any other inter-dealer quotation system in the United States. Neither Boots nor Boots Group intends to take action to facilitate a market in Boots Group Ordinary Shares in the United States. Consequently, Boots believes that it is unlikely that an active trading market in the United States will develop for the Boots Group Ordinary Shares.

Neither the SEC nor any US federal, state or securities commission or regulatory authority has registered, approved or disapproved the Boots Group Ordinary Shares or passed upon the

accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

Holders of American depositary shares representing Boots Ordinary Shares should contact the relevant depositary bank with any queries that they might have in connection with their holding of such American depositary shares or to make arrangements to vote at the EGM or attend the Court Meeting if they are able to pursuant to the terms of the applicable depository arrangement and if they wish to. Boots has no relationship with any depositary in connection with any such depositary arrangement and Boots has no obligation or liability with respect to any action or inaction by such depositary or any other aspect of any such depositary arrangement.

Boots Shareholders, or holders of American depositary shares representing Boots Ordinary Shares, who are citizens or residents of the United States should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

Other jurisdictions

The implications of the Scheme for overseas shareholders may be affected by the laws of relevant jurisdictions. Such overseas shareholders should inform themselves about and observe any applicable legal requirements. Any person outside the UK who is resident in, or who has a registered address in, or is a citizen of, an overseas jurisdiction and who is to receive Boots Group Ordinary Shares pursuant to the Scheme should consult his or her professional advisers and satisfy himself or herself as to the full observance of the laws of the relevant jurisdiction in connection with the Scheme, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such jurisdiction.

In any case where Boots is advised that the allotment and issue of Boots Group Ordinary Shares to a Boots Shareholder with a registered address outside the United Kingdom would or may infringe the laws of any jurisdiction outside the United Kingdom or necessitate compliance with any special requirement with which Boots is unable to comply, or compliance with which Boots regards as unduly onerous, the Scheme provides that Boots may determine that the Holder's entitlement to Boots Group Ordinary Shares pursuant to the Scheme shall be issued to such Holder and then sold on his behalf as soon as reasonably practicable with the net proceeds of sale being remitted to the Holder. In the absence of bad faith or wilful default, none of Boots, Boots Group or any person appointed to sell such shares shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

This document has been prepared for the purposes of complying with English law and the Listing Rules, and the information disclosed may not be the same as that which could have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY. NONE OF THE SECURITIES REFERRED TO IN THIS DOCUMENT SHALL BE SOLD, ISSUED OR TRANSFERRED IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

Overseas shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

9. PEPs and ISAs

Boots Shareholders who hold Boots Ordinary Shares in PEPs or ISAs are advised that the Boots Group Ordinary Shares should be qualifying investments for PEPs and should be qualifying investments for the stocks and shares components of ISAs (subject to the terms and conditions of your PEP or ISA). Your PEP or ISA manager will be able to provide you with further details.

10. Listing, settlement and dealings in connection with the Scheme

Application has been made to the UKLA for up to 900,000,000 Boots Group Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange's market for listed securities. The last day of dealings in Boots Ordinary Shares is expected to be 17 January 2003. The last time for registration of transfers of Boots Ordinary Shares is expected to be 6.30 p.m. on 17 January 2003. It is expected that dealings in Boots Group Ordinary Shares will commence at 8.00 a.m. on 20 January 2003, the Business Day following the Scheme Record Time. If the Scheme is to be implemented, it is intended that the listing of the Boots Ordinary Shares on the London Stock Exchange will be cancelled, and that Boots Ordinary Shares held in uncertificated form will cease to become eligible to participate in CREST. The transfer of Boots Ordinary Shares held in uncertificated form under the Scheme will be effected in the same manner as the transfer of Boots Ordinary Shares held in certificated form.

No application is currently intended to be made for the Boots Group Ordinary Shares to be admitted to listing or dealing on any other exchange.

Boots Group Ordinary Shares in certificated form

Boots Shareholders who hold their Boots Ordinary Shares in certificated form at the Scheme Record Time will receive their entitlement to Boots Group Ordinary Shares in certificated form.

Definitive share certificates for such Boots Group Ordinary Shares are expected to be despatched within 21 days of the Scheme Effective Time to Holders of Boots Ordinary Shares who are on the register of Boots at the Scheme Record Time. In the case of joint Holders, certificates will be despatched to the person whose name appears first in the register. Pending receipt of certificates, transfers will be certified against the register.

As from the Scheme Effective Time, existing certificates representing holdings of Boots Ordinary Shares will cease to be valid for any purpose and should be destroyed.

Boots Group Ordinary Shares in uncertificated form

Boots Shareholders who hold their Boots Ordinary Shares in uncertificated form at the Scheme Record Time will receive their entitlement to Boots Group Ordinary Shares in uncertificated form. It is expected that Boots Group Ordinary Shares will be credited to the CREST account of the Boots Shareholder concerned on 20 January 2003.

With respect to Boots Ordinary Shares held in uncertificated form, CRESTCo will be instructed to cancel the entitlements of the relevant Boots Shareholders.

Boots reserves the right for Boots Group to issue Boots Group Ordinary Shares to all entitled Boots Shareholders in certificated form if, for any reason, it wishes to do so.

General

All mandates relating to payment of dividends on Boots Ordinary Shares, including in relation to the Boots dividend reinvestment plan, and all instructions given to Boots in relation to notices and other communications in force immediately prior to the Scheme Record Time will be, unless and until revoked or varied, deemed as from the Scheme Effective Time to be valid and effective mandates or instructions to Boots Group in relation to the corresponding holdings of Boots Group Ordinary Shares.

If prior to the Scheme Effective Time Boots Ordinary Shares are transferred by a Boots Shareholder to another person, then such person will become a Boots Shareholder and, if the Scheme is approved and the EGM resolution passed, will be bound by it. All certificates will be sent by prepaid first class post at the risk of the person entitled thereto.

Other than voting (in person or by proxy) at the Boots Shareholder meetings discussed in Sections 11 and 12 of this Part, Boots Shareholders need take no other action to make the Scheme effective.

Boots Shareholders should note that the Boots Ordinary Shares to be transferred to Boots Group under the Scheme will be transferred without the right to payment of the Boots 2002 interim dividend, announced on 7 November 2002, the record date for which is expected to be 22 November 2002. The 2002 interim dividend will be paid to Boots Shareholders on the register of members of Boots at that record date and elections under the Boots dividend reinvestment plan in respect of such interim dividend will be treated as instructions to the registrars under that plan to invest in Boots Group Ordinary Shares.

11. Boots Shareholder Meetings

The Scheme requires the approval of Boots Shareholders at the Court Meeting and, for its implementation, at the EGM. The Scheme also requires the sanction of the Court.

Notices of both the EGM and the Court Meeting are set out at the end of this document.

EGM

The EGM is being convened at 3.00 p.m. on 19 December 2002 to ask Boots Shareholders to consider and, if thought fit, to approve the special resolution making certain technical amendments to the Boots Articles, as described at Section 7 of this Part 2 of this document.

All Holders of Boots Ordinary Shares who are on the Boots register of members at 6.30 p.m. on 17 December 2002 are entitled to attend and vote at this meeting. When voting on the resolution to be proposed at this meeting, each Boots Shareholder who is present in person will have, on a show of hands, one vote and, on a poll, each Boots Shareholder who is present in person or by proxy will have one vote for each Boots Ordinary Share held.

The special resolution relating to the Scheme is to approve amendments to the Boots Articles (as referred to in Section 7 of this Part 2 above).

The majority required for the passing of the special resolution is not less than 75 per cent. of the votes cast.

Court Meeting

The Court Meeting, which is held at the direction of the Court, has been convened for 3.05 p.m. (or as soon thereafter as the EGM has concluded or been adjourned) on 19 December 2002 to enable Boots Shareholders to consider and, if thought fit, approve the Scheme.

As stated in Section 5 of Part 1 of this document, at the Court Meeting, voting will be by a poll and each Boots Shareholder entitled to attend and who is present in person or by proxy will be entitled to one vote for each Boots Ordinary Share held. The Scheme must be approved at the Court Meeting by a majority in number representing 75 per cent. in nominal value of the Boots Ordinary Shares held by those present and voting, in person or by proxy. In order that the Court can be satisfied that the votes cast consist of a fair representation of the views of Boots Shareholders, it is important that as many votes as possible are cast at the Court Meeting.

12. Action to be taken

The Scheme is subject to the approval of Boots Shareholders and it is important that you use your votes at each of the EGM and the Court Meeting.

To make sure your votes are used, please complete the accompanying Forms of Proxy as described in the Chairman's letter in Part 1 of this document. The GREEN headed Form of Proxy is for the EGM and should be returned as described in Section 6 of Part 1 of this document. The PINK headed Form of Proxy is for the Court Meeting and should be returned, or handed in, as described in Section 6 of Part 1 of this document.

Apart from completing and returning the Forms of Proxy, Boots Shareholders need take no further action. However returning the Forms of Proxy will not preclude you from attending and voting at the Court Meeting and/or the EGM should you so wish.

13. Tax

Advice received by the Company in respect of the taxation consequences of the Scheme is summarised in Section 5 of Part 3 of this document. Boots Shareholders who are in any doubt as to their taxation position should obtain advice from an appropriate professional adviser.

14. Further Information

Your attention is drawn to the recommendation of the Directors set out in Part 1 of this document.

The Scheme is set out in full in Part 4 of this document and additional information is set out in Part 3.

Boots Group has prepared listing particulars in relation to the Boots Group Ordinary Shares and has lodged them with the Registrar of Companies in England and Wales for registration. The Boots Group Listing Particulars are available, free of charge, from Boots registered office and will be available for inspection during normal business hours only from the date of this document to the date of the meetings, 19 December 2002, at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Copies of the current Boots Articles (together with the amendments thereto proposed in connection with the Scheme) and the Boots Group Articles respectively can be inspected at the offices of Slaughter and May at One Bunhill Row, London EC1Y 8YY during usual business hours from the date of this document until the Scheme is completed or lapses.

Copies of the current Boots Articles (together with the amendments thereto proposed in connection with the Scheme) and the Boots Group Articles will also be available during, and for at least 15 minutes prior to, the EGM at The Boots Company PLC, D31 Conference Room, 1 Thane Road West, Nottingham NG2 3AA, where the meetings are being held.

Yours faithfully,

Deutsche Bank AG London

PART 3: ADDITIONAL INFORMATION

1. Directors

1.1 The business address of each of the Directors of Boots is Nottingham, NG2 3AA. Their names are set out below.

1.2 The Directors of the Company are as follows:

John McGrath
Paul Bateman
Jan Bennink
Dr. John Buchanan
Barry Clare
Howard Dodd
Ken Piggott
Hélène Ploix
Dr. Martin Read
Sir Nigel Rudd
Steve Russell
Andy Smith

The above persons, with the exception of Ken Piggott who is retiring from the Board before the Scheme Effective Time, are also the directors of Boots Group.

2. Summary of principal differences between Articles of Boots and Articles of Boots Group

The principal differences between the existing Articles of Association of Boots and the Articles of Association of Boots Group are summarised below. A copy of the Boots Articles and the Boots Group Articles will be available for inspection as set out in Section 14 of Part 2. A copy of the Boots Articles (including the amendments proposed to be made at the EGM) will be available during, and for at least 15 minutes prior to, the EGM.

The reason for the differences between the existing Articles of Boots and the Articles of Boots Group is to reflect current practice in relation to articles of association of public limited companies. These provisions will not generally affect the substance of the rights which Holders of Boots Shares would otherwise have under the terms of the Boots Articles.

The principal differences are:

- to update the Articles generally in order to comply with current practices in relation to uncertificated shares and to generally comply with the Uncertificated Securities Regulations 2001;
- to permit the recovery of expenses incurred under certain articles governing unpaid amounts on shares and forfeiture;
- to permit Boots Group, under the provisions dealing with fractions arising on a consolidation or subdivision of share capital, to retain the net proceeds of sale of shares representing fractions where the individual amount of net proceeds to which any member is entitled is less than £3.00;
- to grant the board of Boots Group the discretion to postpone a general meeting of which notice has been given where it considers it impractical or undesirable to hold one, with reasonable steps being taken to ensure that notice of the rearranged meeting is given;
- to allow the chairman to invite any person, even if not a shareholder, to attend and speak at a general meeting;
- to update those provisions in the Boots Articles which currently permit the service of a restriction notice on Holders of any shares who fail to comply with statutory notices, thereby causing such shares to be subject to certain restrictions; and

- to expressly provide that the Boots Group does not have any obligation to purchase and maintain insurance for its auditors.

3. Consent

Deutsche Bank has given and has not withdrawn its written consent to the inclusion in this document of their name and references to them in the forms and context in which they appear.

4. Material particulars of the terms and conditions for appointing proxies electronically for both the EGM and the Court Meeting

In this paragraph 4 the terms and conditions of Computershare Investor Services PLC for the appointment of proxies electronically are summarised. Neither Boots nor Boots Group is responsible for these terms and conditions and if Boots Shareholders are in any doubt about using the Internet to appoint proxies they should use the paper Forms of Proxy enclosed with this document. For Computershare Investor Services PLC's full terms and conditions for appointing a proxy electronically you should refer to the relevant paper Form of Proxy which contains instructions on how to use the Internet to appoint a proxy. These terms and conditions for electronic proxy appointment will be contained on the website which can be accessed following the instructions on the relevant paper Form of Proxy.

4.1 Definitions for this paragraph 4

Company means the company in which you hold shares and in respect of which you are requesting this Service.

Computershare means Computershare Investor Services PLC whose registered office is at 7th floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR acting as registrar and agent for and on behalf of the Company.

Meeting means the meeting of shareholders of the Company in respect of which you wish to appoint a proxy to vote on your behalf.

Notice means the notice of the Meeting sent to you by the Company.

Proxy Form means the proxy form sent to you by the Company with the Notice.

Electronic Proxy Form means the proxy form available to you via the Internet as part of the Service.

Resolution(s) means the resolution(s) as set out in the Notice.

Service means the service provided by Computershare on behalf of the Company to enable you to appoint a proxy electronically.

You (or your) means you, the person (or in the case of joint holdings, the persons) holding shares in the Company or otherwise acting under authority from the shareholder(s) and who wish(es) to use the Service.

4.2 General

Shareholders of the Company may appoint a proxy electronically. The basis on which an electronic proxy appointment shall be permitted is set out in these terms and conditions.

To enable you to appoint a proxy in this manner, you are required to provide the Company and Computershare with certain confirmations and undertakings as set out below.

4.3 Accessing the Service

You are responsible for the maintenance of your computer system and for ensuring you can appoint a proxy in this way. You are also responsible for ensuring all Electronic Proxy Forms submitted by you to the Company or Computershare are free from viruses or defects. If an Electronic Proxy Form submitted by you is found to contain a virus, it may not be accepted by Computershare or the Company.

4.4 Electronic Proxy Appointment

The Electronic Proxy Form will provide you with certain options in terms of directing your proxy. For the Boots extraordinary general meeting, selecting "For" is a direction to vote in favour of the Resolution, selecting "Against" is a direction to vote against the Resolution, selecting "Open" is direction to your proxy to use his or her discretion in deciding how to vote in respect of the Resolution and selecting "Abstain" is a direction to the proxy not to vote in respect of the Resolution. For the Boots Court Meeting, you will have two options only; selecting "For" is a direction to vote in favour of, and selecting "Against" is a direction to vote against, the Resolution. There will be no option to give your proxy any discretion in deciding how to vote.

A Proxy Form or Electronic Proxy Form shall only be valid if it is correctly completed and lodged at the address specified in such proxy form and by the date and time specified in such proxy form. Proxy appointments may, however, be subject to verification on such terms and conditions as the Company or Computershare may consider appropriate. If verification is not completed to its satisfaction, each of the Company and Computershare reserves the right to treat any such appointment of proxy as invalid.

If you are acting under a power of attorney from the shareholder then by using the Service, you are confirming that you hold a valid power of attorney from the shareholder and acknowledge that it is your responsibility to provide a certified copy of the power of attorney to Computershare. If you fail to do this, then the appointment of the proxy may be invalid.

In the event of more than one valid proxy appointment being made (whether by use of the Proxy Form or the Electronic Proxy Form (each a "relevant proxy form")) then the Company's Articles of Association will determine which (if any) of them will be treated as valid.

In the event of any inconsistency between the Articles of Association of the Company and these terms and conditions, the Articles of Association shall prevail.

4.5 Security and Confidentiality

Communications via the Internet are not necessarily secure and there is always a risk of interception and/or tampering. In using the Service, you acknowledge that these risks exist and that confidentiality cannot always be assured. Neither the Company nor Computershare accepts any responsibility or liability for any interception or tampering or loss of confidentiality which may take place or for any losses, liabilities, damages or expenses which may be suffered or incurred by the shareholder directly or indirectly as a result of any such interception or tampering or loss of confidentiality.

4.6 Liability

In addition to paragraph 4.5 neither Computershare nor the Company shall be responsible or liable to you for any loss, liability, damage or expense you may suffer or incur as a result of your use of the Service unless such loss, liability, damage or expense results directly from the wilful default or fraud of Computershare or the Company.

In the event that you do not comply with these terms and conditions and this results in loss, liability, damage or expense to Computershare or the Company or both, you shall be liable to compensate each of Computershare and the Company for any such loss, liability, damage or expense.

4.7 Disruption to the Service

Each of Computershare and the Company aims to provide the Service in an uninterrupted manner. However, neither the Company nor Computershare shall be responsible if, for reasons beyond the control of either the Company or Computershare, the Service cannot be provided.

4.8 Data Protection

Each of Computershare and the Company are registered under either the Data Protection Act 1984 or the Data Protection Act 1998 in respect of the information each may hold about you.

4.9 Validity

In the event that any part of these terms and conditions is not legally enforceable, the remaining terms and conditions shall not be affected and shall remain valid and enforceable.

4.10 Overseas Shareholders

If you are resident in, or a citizen of, a jurisdiction outside the United Kingdom, it is your responsibility to inform yourself about and observe any applicable legal requirements.

4.11 Confirmations and Undertakings

In accepting these terms and conditions before using the Service, you will be deemed to have given the following representations, confirmations and undertakings to the Company and Computershare:

(a) You are a shareholder in the Company or are otherwise duly authorised to submit the Electronic Proxy Form on behalf of such shareholder.

(b) If your shareholding is a joint holding, that you have obtained the consent of all other joint holders to participate in the Service.

(c) You have read and understood these terms and conditions and you agree to be bound by them.

(d) You are either resident in, or a citizen of, the United Kingdom or have otherwise complied with all applicable legal requirements in any other jurisdiction necessary for you to lawfully make use of the Service.

4.12 Governing Law

These terms and conditions shall be governed by and construed in accordance with English law. You agree that in the event of a dispute the English courts shall have jurisdiction.

5. UK Taxation

The following comments are intended as a general guide only and are based on current UK law and Inland Revenue practice as at the date of this document, both of which are subject to change at any time, possibly with retrospective effect. They are intended to apply only to Boots Shareholders who are resident or, in the case of individuals, ordinarily resident in the UK for UK tax purposes at all relevant times who are the absolute beneficial owners of their Boots Ordinary Shares and who hold their Boots Ordinary Shares as an investment. These comments do not deal with certain types of shareholder, such as persons holding or acquiring shares in the course of a trade, collective investment schemes and insurance companies. If you are in any doubt about your tax position or if you may be subject to tax in any jurisdiction other than the UK, you should consult your independent professional adviser without delay.

5.1 Taxation effect of the Scheme

Implementation of the Scheme should not result in Boots Shareholders making a disposal or part disposal of Boots Ordinary Shares for the purposes of UK taxation of chargeable gains to the extent that they receive Boots Group Ordinary Shares under the Scheme. Any gain or loss which would otherwise have arisen on a disposal of such Boots Shareholder's Boots Ordinary Shares should be "rolled over" into his Boots Group Ordinary Shares and the Boots Group Ordinary Shares should accordingly be treated as the same asset and as having been acquired at the same time and for the same consideration as the Boots Ordinary Shares in respect of which they were issued.

A Boots Shareholder, who either alone or together with persons connected with him, holds more than 5 per cent. of, or of any class of, the shares or debentures in Boots is advised that confirmation has been obtained from the Inland Revenue under section 138 Taxation of Chargeable Gains Act 1992 that it is satisfied that the Scheme is being effected for bona fide commercial reasons and does not form part of a scheme or arrangements of which the main purpose, or one of the main purposes, is the avoidance of liability to capital gains tax or corporation tax so that the tax treatment described above will not be denied on this ground.

Information regarding certain UK taxation consequences for certain categories of UK resident Holders of Boots Group Ordinary Shares of holding and disposing of Boots Group Ordinary Shares is set out in the Boots Group Listing Particulars.

5.2 Stamp Duty and stamp duty reserve tax ("SDRT") in relation to the Scheme

No stamp duty or SDRT should generally arise on the allotment and issue of Boots Group Ordinary Shares by Boots Group under the Scheme. It is intended that, following the transfer of Boots Ordinary Shares to Boots Group under the Scheme, Boots Group will make an application to the Stamp Office of the Inland Revenue that such transfer should be adjudicated as not chargeable to stamp duty by virtue of section 77 Finance Act 1986.

6. Documents on display

Copies of the following documents may be inspected at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted), until the Scheme is completed or lapses and will also be available for inspection at the Court Meeting and the EGM:

(a) the memorandum and articles of association of Boots in their current form together with the amendments proposed at the EGM;

(b) the memorandum and articles of association of Boots Group;

(c) the audited consolidated accounts of Boots for the financial periods ended 31 March 2002, 31 March 2001 and 31 March 2000 and the interim financial statement for the period to 30 September 2002;

(d) the Listing Particulars of Boots Group;

(e) the rules or the draft rules of the Boots Share Schemes and the rules or the draft rules of the Boots Group Share Schemes;

(f) the written consent of Deutsche Bank;

(g) the Scheme; and

(h) this document.

PART 4: SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE
No. 003832 of 2002
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF THE BOOTS COMPANY PLC

-and-

IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT
(under section 425 of the Companies Act 1985)

between

THE BOOTS COMPANY PLC

AND

THE HOLDERS OF ITS SCHEME SHARES
(as each is hereinafter defined)

PRELIMINARY

(A) In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

"Boots Group"	means Boots Group PLC, a public limited company incorporated in England and Wales with registered number 04452715;
"Boots Group Ordinary Shares"	means ordinary shares of 25p each nominal amount in the capital of Boots Group;
"Boots Group Shareholder"	means a holder of Boots Group Ordinary Shares;
"Boots Ordinary Shares"	means ordinary shares of 25p each nominal amount in the capital of the Company;
"Business Day"	means any day on which banks are generally open in England and Wales other than a Saturday or Sunday or public holiday;
"Company"	means The Boots Company PLC, a public limited company incorporated in England and Wales with registered number 00027657;
"Court Meeting"	means the meeting (or any adjournment thereof) of holders of Boots Ordinary Shares convened by order of the Court pursuant to section 425 of the Companies Act 1985 for 19 December 2002 to consider and, if thought fit, approve this Scheme;
"Court"	means the High Court of Justice in England and Wales;

"CREST"	means the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo Limited in accordance with the Uncertificated Securities Regulations 2001;
"holder"	means a registered holder and includes any person(s) entitled by transmission;
"Interim Dividend"	means the interim dividend of the Company, of 8.4p per Boots Ordinary Share, announced by the Company on 7 November 2002, expected to be paid to holders of Boots Ordinary Shares on the register of members of the Company on the record date for the Interim Dividend which is expected to be 22 November 2002;
"Scheme Effective Time"	means the time at which this Scheme becomes effective on the date upon which this Scheme becomes effective in accordance with clause 6 of this Scheme;
"Scheme Record Time"	means 6.30 p.m. on the Business Day immediately preceding the date upon which the Scheme becomes effective;
"Scheme Shareholder"	means a holder of Scheme Shares;
"Scheme Shares"	means: (i) all the Boots Ordinary Shares in issue at the date of this Scheme; (ii) all (if any) additional Boots Ordinary Shares in issue at the record time for voting at the Court Meeting of the holders of Boots Ordinary Shares at which this Scheme is approved; (iii) all (if any) further Boots Ordinary Shares which may be in issue immediately prior to the confirmation by the Court of this Scheme in respect of which the original or any subsequent holders shall be bound or shall have agreed in writing by such time to be bound by this Scheme;
"Scheme"	means this Scheme of Arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court; and
"Uncertificated" or "in uncertificated form"	means recorded on the relevant register as in uncertificated form, being held in uncertificated form in CREST and title to which may be transferred by virtue of the Uncertificated Securities Regulations 2001 by means of CREST.

(B) The authorised share capital of the Company as at the date of this Scheme is £300,000,000 divided into 1,200,000,000 Boots Ordinary Shares of 25 pence each. Based on information available at 6 November 2002 the latest practicable date prior to the date of this Scheme, 851,209,824 of the Boots Ordinary Shares have been issued and are fully paid and the remaining Boots Ordinary Shares are unissued.

(C) Boots Group was incorporated as a public limited company on 31 May 2002 under the name Halfords Group PLC and the name was changed to Boots Group PLC on 11 October 2002. The authorised share capital of Boots Group at the date of this Scheme is £300,000,000 divided into 1,200,000,000 Boots Group Ordinary Shares of 25 pence each, of which 8 have been issued and are fully paid. All other shares are unissued.

(D) Boots Group has agreed to appear by Counsel on the hearing of the Petition to sanction this Scheme, to consent thereto and to undertake to be bound thereby and to execute or procure to be executed all such documents, and to do or procure to be done all such acts and things, as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

THE SCHEME

Transfer of Scheme Shares

1. The Scheme Shares shall be acquired by Boots Group free from all liens, equities, charges and encumbrances and together with all rights now or hereafter attaching thereto, other than any right to receive the Interim Dividend. For such purposes, the Scheme Shares shall be transferred to Boots Group and/or its nominee or nominee(s) and to give effect to such transfer(s) any person may be appointed by the Company to execute as transferor an instrument of transfer of any Scheme Shares and every such instrument of transfer so executed shall be as effective as if it had been executed by the holder or holders of the Scheme Shares thereby transferred.

Boots Group Ordinary Shares

2. (A) In consideration of the transfer of the Scheme Shares to Boots Group and/or its nominee or nominees pursuant to clause 1 of this Scheme, Boots Group shall, subject to the remaining provisions of this clause 2, allot and issue (credited as fully paid) Boots Group Ordinary Shares to the Scheme Shareholders on the following basis:

1 Boots Group Ordinary Share *for 1 Scheme Share*

held as at the Scheme Record Time.

(B) Deutsche Bank AG London Branch and DB UK Holdings Limited, each of whom holds 4 of the 8 Boots Group Ordinary Shares in issue at the date of this Scheme, shall each receive 4 less Boots Group Ordinary Shares than the total number of Boots Group Ordinary Shares which, but for this sub-clause 2(B), it would otherwise have received pursuant to sub-clause 2(A) of this Scheme.

(C) The Boots Group Ordinary Shares to be issued pursuant to sub-clause 2(A) of this Scheme shall rank in full for all dividends or distributions made, paid or declared after the Scheme Effective Time on the Boots Group Ordinary Shares.

(D) The provisions of sub-clause 2(A) of this Scheme shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any Scheme Shareholder with a registered address in a jurisdiction outside the United Kingdom, Boots Group is advised that the allotment and issue of its shares pursuant to this clause 2 would or might infringe the laws of such jurisdiction or would or might require Boots Group to obtain or observe any governmental or other consent or any registration, filing or other formality with which Boots Group is unable to comply, or compliance with which Boots Group regards as unduly onerous, Boots Group may in its sole discretion determine that such Boots Group Ordinary Shares shall be sold, in which event the Boots Group Ordinary Shares shall be issued to such holder and Boots Group shall appoint a person to act pursuant to this sub-clause 2(D) and such person shall be authorised on behalf of such holder to procure that any shares in respect of which Boots Group has made such a determination shall, as soon as practicable following the Scheme

Effective Time, be sold and the net proceeds of such sale (after the deduction of all expenses and commissions, including any amount in respect of value added tax payable thereon) shall be paid to such holder by sending a cheque or warrant to such holder in accordance with the provisions of clause 3 below. To give effect to any such sale, the person so appointed shall be authorised on behalf of such holder to execute and deliver a form of transfer and to give such instructions and do all such things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of the Company, Boots Group or the person so appointed shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

(E) Each holder of Scheme Shares irrevocably appoints Boots Group and/or its nominee(s) as its attorney to exercise any voting rights attached to the Scheme Shares or any class thereof, to sign any consent to short notice of a general or separate class meeting and on its behalf to execute a form of proxy in respect of such shares appointing any person nominated by Boots Group to attend general and separate class meetings of the Company and authorises the Company to send any notice, circular, warrant or other document or communication which may be required to be sent to him or her as a member of the Company to Boots Group at its registered office.

Certificates and Payment

3. (A) Not later than five (5) Business Days after the Scheme Record Time (and prior to the execution of any instrument of transfer in favour of Boots Group and/or its nominees referred to at clause 1 above), Boots Group shall allot and issue the Boots Group Ordinary Shares which it is required to allot and issue to give effect to this Scheme and not later than twenty (20) Business Days after the Scheme Effective Time, Boots Group shall send by post to the allottees of the Boots Group Ordinary Shares pursuant to sub-clause 2(A) of this Scheme certificates in respect of the Boots Group Ordinary Shares, provided that, where Scheme Shares are held in uncertificated form, Boots Group will instead procure that CRESTCo Limited is instructed to credit to the appropriate stock account in CREST of the Scheme Shareholder concerned such shareholder's entitlement to the Boots Group Ordinary Shares.

(B) Not later than ten (10) Business Days following the sale of any relevant Boots Group Ordinary Shares pursuant to sub-clause 2(D) of this Scheme, the person appointed to act under sub-clause 2(D) shall account for the cash consideration payable under sub-clause 2(D) by sending a cheque and/or warrant to the holder of Scheme Shares concerned in accordance with the remaining provisions of this clause 2.

(C) All certificates required to be sent by Boots Group pursuant to sub-clause 3(A) and all cheques or warrants required to be sent pursuant to sub-clause 3(B) of this Scheme shall be sent through the post in pre-paid envelopes addressed to the persons respectively entitled thereto at their respective addresses appearing in the register of members of the Company at the Scheme Record Time (or, in the case of joint holders, to the address of that one of the joint holders whose name stands first in the register of such joint holding) or in accordance with any special instructions regarding communications.

(D) None of the Company, Boots Group or any broker or agent of any of them shall be responsible for any loss or delay in transmission of certificates, cheques or warrants sent in accordance with this clause 3 which shall be sent at the risk of the persons entitled thereto.

(E) All cheques and warrants shall be made payable to the holder or, in the case of joint holders, to the first named of such holders of the Scheme Shares concerned and the encashment of any such cheque or warrant shall be a complete discharge to Boots Group for the moneys represented thereby.

(F) This clause 3 shall be subject to any prohibition or condition imposed by law.

Certificates Representing Scheme Shares and CREST

4. With effect from the Scheme becoming effective:

   (A) all certificates representing holdings of Scheme Shares shall cease to be valid in respect of such holdings and the holders of such shares shall destroy such certificates; and

   (B) CRESTCo Limited shall have been instructed to cancel the entitlements to Scheme Shares of holders of Scheme Shares in uncertificated form.

Mandates and the Interim Dividend

5. (A) Except as stated in sub-clause 5(B) of this Scheme, each mandate in force at the Scheme Record Time relating to the payment of dividends on Boots Ordinary Shares and to the Company's dividend reinvestment plan and each instruction then in force as to notices and other communications shall, unless and until varied or revoked, be deemed as from the Scheme Record Time not to be a mandate or instruction in relation to the Company but to be a valid and effective mandate or instruction in relation to Boots Group, where applicable in relation to the corresponding Boots Group Ordinary Shares to be allotted and issued pursuant to this Scheme, and in relation to any dividend reinvestment plan which has then or may in the future be established by Boots Group.

   (B) Only those holders of Boots Ordinary Shares on the register of members of the Company at the record date for the payment of the Interim Dividend shall, if and when such Interim Dividend is paid, be paid any amount in respect of such Interim Dividend, and no entitlement to such Interim Dividend or any part thereof shall arise in respect of any other person by reason of the Scheme becoming effective or otherwise. Each mandate in force at the Scheme Record Time relating to the payment of dividends on Boots Ordinary Shares and to the Company's dividend reinvestment plan and each instruction then in force as to notices and other communications shall, unless and until varied and revoked, be applied to the payment of the Interim Dividend and, further, each mandate in force at the Scheme Record Time relating to the Company's dividend reinvestment plan shall be deemed to mandate the purchase of Boots Group Ordinary Shares with the net proceeds of the Interim Dividend (and not Boots Ordinary Shares) subject in all other respects to the terms and conditions of the Company's dividend reinvestment plan.

   (C) The Company is appointed as agent and representative of each Scheme Shareholder to agree and carry into effect such alterations to the terms and conditions of the Company's dividend reinvestment plan and any notices, elections or mandates as may be necessary to give effect to the provisions of sub-clauses 5(A) and 5(B) of this Scheme.

Scheme Effective Time

6. (A) This Scheme shall become effective as soon as an office copy of the Order of the Court sanctioning this Scheme under section 425 of the Companies Act 1985 shall have been delivered by or on behalf of the Company to the Registrar of Companies for registration.

   (B) Unless this Scheme shall have become effective on or before 31 March 2002 or such later date, if any, as the Company and Boots Group may agree and the Court may allow, it shall never become effective.

Modification

7. The Company and Boots Group may jointly consent on behalf of all persons concerned to any modification of or addition to this Scheme or to any condition which the Court may think fit to approve or impose.

Dated the 19th day of November 2002

DEFINITIONS

The following definitions shall apply to words and phrases used in this document except in the Scheme set out in Part 4 of this document or where the context requires otherwise:

"Admission and Disclosure Standards"	the requirements contained in the publication "Admission and Disclosure Standards" dated April 2002 containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities;
"Admission", "Introduction" or "Listing"	admission of the Boots Group Ordinary Shares to (i) the Official List and (ii) trading on the London Stock Exchange's market for listed securities in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards;
"Board" or "Directors"	the directors of the Company, from time to time, the names of the current directors being set out on page 7 of this document;
"Boots"	The Boots Company PLC, a public limited company incorporated in England and Wales with registered number 00027657;
"Boots Articles"	the current articles of association of Boots;
"Boots Bonds"	the £300,000,000 5.5 per cent. bonds due 2009 issued by Boots;
"Boots Group"	Boots Group PLC, a public limited company incorporated in England and Wales with registered number 04452715, the parent company of Boots and its subsidiary undertakings following the Scheme Effective Time;
"Boots Group Articles"	the articles of association of Boots Group;
"Boots Group Listing Particulars" or "Listing Particulars of Boots Group PLC"	the listing particulars prepared in connection with the Admission of the Boots Group Ordinary Shares in compliance with the Listing Rules, and which are available, free of charge, as set out in Section 14 of Part 2 of this document;
"Boots Group Ordinary Shares"	ordinary shares of 25p each nominal amount in the capital of Boots Group;
"Boots Group Share Schemes"	the Boots Group All-Employee Share Ownership Plan 2002, the Boots Group SAYE Share Option Plan 2002, the Boots Group Executive Share Option Plan 2002, and the Boots Group Long-Term Bonus Plan 2002 a summary of the principal features of each of which is set out in paragraph 8 of Part 4 of the Boots Group Listing Particulars;
"Boots Long-Term Bonus Schemes"	the Boots Long-Term Bonus Scheme and the Boots Long-Term Bonus Scheme 1999;

"Boots Ordinary Shares"	ordinary shares of 25p each nominal amount in the capital of Boots;
"Boots Share Option Schemes"	the Boots 1990 SAYE Share Option Scheme, the Boots 1990 Executive Share Option Scheme and the Boots Executive Share Option Plan 2001;
"Boots Share Schemes"	the Boots Long-Term Bonus Schemes, the Boots Share Option Schemes and the Boots All-Employee Share Ownership Plan 2000;
"Boots Shareholders"	Holders of Boots Ordinary Shares;
"Business Day"	a day (excluding Saturday or Sunday or public holidays) on which banks in England and Wales generally are open for business for the transaction of normal banking business;
"certificated" or "in certificated form"	recorded on the relevant register as being held in certificated form and title to which may be transferred by means of a stock transfer form;
"Companies Act"	the Companies Act 1985, as amended;
"Company"	Boots;
"Computershare"	Computershare Investor Services PLC, Boots and Boots Group Registrars;
"Court Hearing"	the hearing of the petition to sanction the Scheme;
"Court Meeting"	the meeting of Boots Shareholders convened by order of the Court for 19 December 2002, notice of which is set out at the end of this document, and any adjournment of that meeting;
"Court"	the High Court of Justice in England and Wales;
"CREST"	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Uncertificated Securities Regulations 2001;
"CRESTCo"	CRESTCo Limited, the operator of CREST;
"Deutsche Bank"	Deutsche Bank AG London;
"EGM"	the Extraordinary General Meeting of Boots convened for 19 December 2002, notice of which is set out at the end of this document, and any adjournment of that meeting;
"Explanatory Statement"	the statement set out in Part 2 of this document, and any other statements incorporated by reference therein;
"Forms of Proxy"	the Green headed Form of Proxy for use at the EGM and the Pink headed Form of Proxy for use at the Court Meeting;

"Group"	Boots and its subsidiary undertakings from time to time and in addition, after the Scheme Effective Time, Boots Group;
"Holder"	a registered holder and includes any person(s) entitled by transmission;
"Listing Rules"	the rules and regulations made by the UKLA pursuant to section 74 of the Financial Services and Markets Act 2000 as amended from time to time;
"London Stock Exchange"	London Stock Exchange plc or any recognised investment exchange for the purposes of the Financial Services and Markets Act 2000 which may take over the function of London Stock Exchange plc;
"Official List"	the Official List of the UKLA;
"Scheme Effective Time"	the time at which the Scheme becomes effective on the date upon which the Scheme becomes effective, expected to be shortly before 8.00 a.m. on 20 January 2003;
"Scheme Record Time"	6.30 p.m. on the Business Day immediately preceding the date upon which the Scheme becomes effective;
"Scheme Shareholders"	Holders of Boots Ordinary Shares entitled to Boots Group Ordinary Shares upon the Scheme becoming effective;
"Scheme" or "Scheme of Arrangement"	the scheme of arrangement under section 425 of the Companies Act set out in Part 4 of this document;
"SEC"	US Securities and Exchange Commission;
"Taxes Act"	the Income and Corporation Taxes Act 1988, as amended;
"UKLA" or "UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000;
"uncertificated" or "in uncertificated form"	means recorded on the relevant register as in uncertificated form, being held in uncertificated form in CREST and title to which may be transferred by virtue of the Uncertificated Securities Regulations 2001 by means of CREST.
"US Exchange Act"	the US Securities Exchange Act of 1934, as amended;
"US Securities Act"	the US Securities Act of 1933, as amended; and
"US" or "United States"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

NOTICE OF EXTRAORDINARY GENERAL MEETING

The Boots Company PLC

(Registered in England and Wales No. 0027657)

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of The Boots Company PLC (the "Company") will be held at The Boots Company PLC, D31 Conference Room, 1 Thane Road West, Nottingham NG2 3AA at 3.00 p.m. on 19 December 2002 for the purpose of considering and, if thought fit, passing the following special resolution:

THAT:

with effect from the passing of this resolution the articles of association of the Company be and are hereby amended by the adoption and inclusion of the following new Article 149:

"SHARES NOT SUBJECT TO SCHEME OF ARRANGEMENT

(a) In this article 149, the "Scheme" means the scheme of arrangement of the company dated 19 November 2002 under section 425 of the Companies Act 1985, between the company and the holders of the Scheme Shares, in its original form or with or subject to any modification, addition or condition approved or imposed by the Court. Expressions defined in the Scheme shall have the same meaning in this article 149.

(b) Notwithstanding any other provision of these articles, if the company issues any ordinary share after the time at which this article becomes effective and prior to the Scheme becoming effective, such shares shall be allotted and issued subject to the terms of the Scheme and the holders of such shares shall be bound by the Scheme accordingly.

(c) Subject to paragraph (e) of this article 149, if any ordinary shares are issued to any person other than Boots Group (a "new member") after the Scheme has become effective they will, provided that Boots Group is a member of the company, be immediately transferred to Boots Group and/or its nominee(s) in consideration of and conditional on the issue to the new member of an equal number of Boots Group Ordinary Shares as those transferred.

(d) The Boots Group Ordinary Shares issued pursuant to paragraph (c) of this article 149 shall be credited as fully paid and shall rank equally in all respects with all other Boots Group Ordinary Shares in issue at the time and be subject to the Memorandum and Articles of Association of Boots Group from time to time.

(e) The number of Boots Group Ordinary Shares to be allotted and issued under paragraph (c) of this article 149 may be adjusted following any variation in the share capital of either the company or Boots Group or such other event as the directors consider fair and reasonable on such adjusted terms as the board of Boots Group may determine, provided that no such adjustment may be made unless the auditors have confirmed in writing to the directors of the company that, in their opinion, such adjustment is fair and reasonable.

(f) No fraction of a Boots Group Ordinary Share shall be allotted pursuant to this article 149, but the entitlement of each member who would otherwise have been entitled to a fraction of a Boots Group Ordinary Share shall be rounded down to the nearest whole number. Any fractions of a Boots Group Ordinary Share may be aggregated and sold in the market on behalf of the relevant member.

(g) To give effect to any transfer required by this article 149, the company may appoint any person to execute and deliver as transferor a form or instructions of transfer on behalf of the new member in favour of Boots Group and/or its nominee(s) and to agree for and on behalf of the new member to become a member of Boots Group. Pending the registration of Boots Group as the holder of any shares in the company, Boots Group shall be empowered to appoint a person to act as attorney on behalf of the new member in accordance with such directions as Boots Group may give in relation to any dealings with or disposal of such shares (or any interest therein), exercising any rights attached thereto or receiving any distribution or other benefit accruing or payable in respect thereof and, if a person is so appointed to act as attorney, the new member shall not be entitled to exercise any rights attaching thereto except:

(i) to the extent that the person appointed to act as attorney fails to act in accordance with the directions of Boots Group; and

(ii) in accordance with the directions of Boots Group."

By order of the Board

Michael Oliver
Secretary

Registered Office:

Nottingham NG2 3AA

Registered Number 0027657

Dated: 19 November 2002

Notes

1. Entitlement to attend and vote

The rights of members to attend and vote at the meeting will be determined by reference to entries on the register of members as at 6.30 p.m. on 17 December 2002.

2. Proxies

A member entitled to attend and vote may appoint one or more proxies (who need not be members) to attend and vote instead of him. A member may appoint a proxy in paper form or electronically in accordance with any applicable instructions, terms and conditions. Forms of proxy should be lodged by 3.00 p.m. on 17 December 2002 with the Registrars, Computershare Investor Services PLC, P.O. Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH, England.

NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT

No. 003832 of 2002

Mr Registrar Baister

IN THE MATTER OF THE BOOTS COMPANY PLC

AND

IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that by an Order dated the 11th day of November 2002 made in the above matters the Court has directed a meeting (the "Court Meeting") to be convened of the holders of the ordinary shares of 25 pence each (the "Boots Ordinary Shareholders") in the capital of The Boots Company PLC (the "Company") for the purpose of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement proposed to be made between the Company and the Scheme Shareholders (as defined in the said Scheme of Arrangement) and that such meeting will be held at The Boots Company PLC, D31 Conference Room, 1 Thane Road West, Nottingham NG2 3AA at 3.05 p.m. on 19 December 2002 (or as soon thereafter as the Extraordinary General Meeting of the Company to be convened for the same date and at the same place shall have concluded or been adjourned) at which time and place all Boots Ordinary Shareholders are requested to attend.

A copy of the said Scheme of Arrangement and the Explanatory Statement required to be furnished pursuant to section 426 of the Companies Act 1985 are incorporated in the document of which this Notice forms part.

Boots Ordinary Shareholders may vote in person at the Court Meeting or they may appoint another person, whether a member of the Company or not, as their proxy to attend and vote in their stead. A form of proxy for use in connection with the Court Meeting is enclosed herewith.

It is requested that forms of proxy (in paper or electronic form) be lodged with the Registrars of the Company, Computershare Investor Services PLC, P.O. Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH no later than 3.05 p.m. on 17 December 2002 but, if forms are not so lodged, they may be handed to the said registrars at the Court Meeting.

In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names appear in the register of members of the Company in respect of the joint holding.

Entitlement to attend and vote at the Court Meeting, or at any adjournment thereof, and the number of votes which may be cast at such meeting, will be determined by reference to the register of members at 6.30 p.m. two days prior to the said Court Meeting. If the Court Meeting is adjourned, entitlement to attend and vote will be determined by reference to the register of members of the Company 48 hours before the start of the adjourned meeting.

By the said Order, the Court has appointed John McGrath or, failing him, Sir Nigel Rudd or, failing him, Dr. John Buchanan to act as Chairman of the Meeting and has directed the Chairman to report the result thereof to the Court.

The said Scheme of Arrangement will be subject to the subsequent sanction of the Court.

Slaughter and May
One Bunhill Row
London EC1Y 8YY

Solicitors for the Company

Dated 19 November 2002



EXHIBIT 46

The Boots Company PLC
Extraordinary General Meeting
Form of Proxy for the Extraordinary General Meeting on 19 December 2002

Before completing this form, please see the explanatory notes overleaf.

I/We being a member(s) of The Boots Company PLC wish to appoint the following person (called a 'proxy') to vote on my/our behalf at the Extraordinary General Meeting to be held at The Boots Company PLC, D31 Conference Room, 1 Thane Road West, Nottingham NG2 3AA at 3.00pm on 19 December 2002 and at any adjournment of the meeting.

The proxy need not be a member of the company.

(Please complete one box only to indicate your choice).

The Chairman of the meeting:
(tick box)

☐ **Please leave this box blank if you are appointing someone other than the Chairman.**

or

The following person:
(Print name of proxy in capitals)

☐

Please leave this box blank if you have appointed the Chairman. Do not insert your own name(s).

If both boxes are left blank you have selected the Chairman.

Signature (Please sign in the box above) Date

You can now submit your vote and appoint a proxy via the internet (see note overleaf). To do so you will need your PIN and Shareholder Reference Number (SRN) shown above and opposite.

Resolution	**For**	**Against**	**Abstain**
1 To approve certain changes to the Articles of Association relating to the Scheme.	☐	☐	☐

PIN	**SRN**

A25011

The Boots Company PLC
Extraordinary General Meeting
Form of Proxy Guidance Notes



Dear Shareholder

This document is your form of proxy for the Extraordinary General Meeting to be held on 19 December 2002.

If you wish to appoint another person to vote on your behalf at the EGM please complete this form of proxy as instructed, and return it to the company's Registrar in the reply paid envelope provided after detaching and retaining the attached admission and voting card.

How to complete this GREEN headed form of proxy for the EGM

If you wish to appoint someone other than the Chairman as your proxy you should insert the name of that person in the box provided.

If you want your proxy to vote in a certain way on the resolution listed, please put a cross in the relevant box. If you sign and send in this form but do not cross box 'for', 'against' or 'abstain' on the resolution, your proxy can vote on the resolution as he thinks fit, or not at all. The proxy can also do this on any amendments to the listed resolution and on any other resolutions that are put to the meeting.

Please remember to sign the form. Any joint holder may sign but the vote of the senior of joint holders who vote will be accepted to the exclusion of the others. Seniority will be determined by the order in which the names stand in the register of members.

To be valid this form of proxy must reach the company's Registrar, Computershare Investor Services PLC, not later than 3.00pm on 17 December 2002 (48 hours before the EGM). A reply paid envelope is enclosed for this purpose. If the form is posted outside the United Kingdom or if you have mislaid the reply paid envelope you should return the form of proxy in a separate envelope using the following address and paying the postage: Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH.

Even if you send the form of proxy to the Registrar, you can still come to the EGM and vote in person.

Attending the EGM in person

You need not tell us in advance if you wish to attend the EGM. Please bring the attached EGM admission and voting card to the meeting. A map and other useful information is set out on the back of the EGM admission and voting card.

Electronic Voting

If you would like to submit your proxy vote via the internet, you can do so by accessing our website www.boots-plc.com and selecting the Shareholder Electronic Communications link. You will require your unique PIN and Shareholder Reference Number (SRN) printed on the relevant form of proxy to log in (the PIN will expire at the end of the voting period). The deadline for receipt of electronic proxies is 3.00pm on 17 December 2002 (48 hours before the EGM). Please note that any electronic communications found to contain a virus will not be accepted.

Before using the internet service you should read the material particulars of the conditions of use of the service in Part 3 of the accompanying circular to shareholders. Please do not disclose your PIN and Shareholder Reference Number to anyone else, unless you wish them to give instructions on your behalf.

The Boots Company PLC
Extraordinary General Meeting and Court Meeting Information



Dear Shareholder

If you wish to attend the Extraordinary General Meeting or Court Meeting in person, please bring the relevant admission and voting cards with you. We will ask you for them at the check-in desk. These cards are not transferable and may only be used by the shareholder attending in person.

If you wish another person to attend and vote at the EGM or Court Meeting on your behalf, please complete and submit the relevant attached form of proxy.

Date, Time and Venue

The EGM will be held on 19 December 2002 at 3.00pm. The Court Meeting will take place on 19 December 2002 at 3.05pm (or, if later, immediately following the conclusion or adjournment of the EGM). The EGM and Court Meeting will all be held at The Boots Company PLC, D31 Conference Room, 1 Thane Road West, Nottingham NG2 3AA. A map is set out below.

Light Refreshments

Tea and coffee will be served before and after the EGM and Court Meeting.

Cameras etc.

Cameras, tape recorders, video recorders and computers will not be allowed into the meetings.

Special Assistance

Arrangements have been made to assist shareholders with disabilities.


WOLLATON
DERBY ROAD A52
BEESTON
UNIVERSITY BOULEVARD
TO LONG EATON
Petrol
TO NOTTINGHAM
QUEENS MEDICAL CENTRE
CARLTON TELEVISION
BOOTS
STAFF ONLY
LENTON INDUSTRIAL ESTATE
HUMBER RD SOUTH
SHOW CASE CINEMA
THANE ROAD
VISITORS ENTRANCE
CLIFTON
CLIFTON LANE

To Grantham (A52)
To Loughborough (A60)
To Melton Mowbray (A606)

1010VF

The Boots Company PLC
Court Meeting
Form of Proxy Guidance Notes



Dear Shareholder

This document is your form of proxy for the Court Meeting to be held on 19 December 2002, immediately following the EGM.

If you wish to appoint another person to vote on your behalf at the Court Meeting please complete this form of proxy as instructed, and return it to the company's Registrar in the reply paid envelope provided after detaching and retaining the attached admission and voting card.

How to complete this PINK headed form of proxy for the Court Meeting

If you wish to appoint someone other than the Chairman as your proxy you should insert the name of that person in the box provided. By this form of proxy you must instruct your proxy to vote for or against the Scheme. A proxy need not be a member of the company but must attend the meeting in person in order to represent you. If you wish to vote for the Scheme, sign in the box marked 'FOR'. If you wish to vote against the Scheme, sign in the box marked 'AGAINST'. Any alteration to this form of proxy should be initialled by the person who signs it.

Any joint holder may sign but the vote of the senior of joint holders who vote will be accepted to the exclusion of the others. Seniority will be determined by the order in which the names stand in the register of members.

Where the person appointing the proxy is a company, the form of proxy must be sealed with that company's seal or signed by an officer of that company or an attorney who is authorised to act on behalf of that company. Where an officer signs it, the signatory should state his or her office on the form.

You are requested to lodge this form of proxy with the company's Registrar, Computershare Investor Services PLC, not later than 3.05pm on 17 December 2002 (48 hours before the Court Meeting). A reply paid envelope is enclosed for this purpose. If the form is posted outside the United Kingdom or if you have mislaid the reply paid envelope you should return the form of proxy in a separate envelope using the following address and paying the postage: Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH. Alternatively it may be handed to the Registrar at the Court Meeting.

Attending the Court Meeting in person

You need not tell us in advance if you wish to attend the Court Meeting. Please bring the Court Meeting admission and voting card (attached) with you. A map and other useful information is set out on the back of the EGM admission and voting card.

Electronic Voting

If you would like to submit your proxy vote via the internet, you can do so by accessing our website www.boots-plc.com and selecting the Shareholder Electronic Communications link. You will require your unique PIN and Shareholder Reference Number (SRN) printed on the relevant form of proxy to log in (the PIN will expire at the end of the voting period). The deadline for receipt of electronic proxies is 3.05pm on 17 December 2002 (48 hours before the Court Meeting). Please note that any electronic communications found to contain a virus will not be accepted.

Before using the internet service you should read the material particulars of the conditions of use of the service in Part 3 of the accompanying circular to shareholders. Please do not disclose your PIN and Shareholder Reference Number to anyone else, unless you wish them to give instructions on your behalf.

Detach here 10KIUE

If you are attending the Court Meeting, please bring this card with you for completion at the Court Meeting.

Voting Card - Court Meeting

Upon a poll being called at the Court Meeting the Chairman will direct shareholders on proceedings.

FOR the said Scheme

	2002
Signature	Date

OR

AGAINST the said Scheme

	2002
Signature	Date

The Boots Company PLC
Court Meeting
Form of Proxy for the Court Meeting on 19 December 2002

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT No. 003832 of 2002
IN THE MATTER OF THE BOOTS COMPANY PLC AND IN THE MATTER OF THE COMPANIES ACT 1985

Before completing this form please see the explanatory notes overleaf

If you will not be attending the Court Meeting you may appoint another person to attend the meeting and vote on your behalf by completing their name on this form.

I/We being a member(s) of The Boots Company PLC wish to appoint the following person (called a 'proxy') to vote on my/our behalf at the Court Meeting to be held at The Boots Company PLC, D31 Conference Room, 1 Thane Road West, Nottingham NG2 3AA at 3.05pm on 19 December 2002 (or as soon thereafter as the EGM shall have concluded or been adjourned) and at any adjournment of the meeting to consider and, if thought fit, to approve (with or without modification) the proposed Scheme of Arrangement referred to in the notice convening the Court Meeting ("the Scheme"). At the Court Meeting, or any adjournment of it, the proxy is to vote for me/us and in my/our name(s) for the Scheme (with or without modification, as my/our proxy may approve) or against the Scheme as indicated on this form of proxy.

The proxy need not be a member of the company.

(Print name of proxy in capitals)

If the box is left blank, you have appointed the Chairman of the Meeting. Do not insert your own name(s).

Important:

If you wish to vote in favour of the Scheme, please sign in the box marked "FOR the said Scheme"

If you wish to vote against the Scheme, please sign in the box marked "AGAINST the said Scheme"

FOR the said Scheme

Signature	Date
	2002

OR

AGAINST the said Scheme

Signature	Date
	2002

PIN	SRN

You can now submit your vote and appoint a proxy via the internet (see note overleaf). To do so you will need your PIN and Shareholder Reference Number (SRN) shown above. You may also hand this proxy form in to Computershare Investor Services PLC at the Court Meeting.

A25012

1010TE

The Boots Company PLC
Court Meeting Admission and Voting Card

This card shows that you are entitled to attend and vote at the meeting convened by the Court at The Boots Company PLC, D31 Conference Room, 1 Thane Road West, Nottingham NG2 3AA at 3.05pm (or, if later, immediately following the conclusion or adjournment of the EGM) on 19 December 2002. Please bring this card with you when you come to the meeting and keep it until the end of the meeting.

The Boots Company PLC

EGM Shareholder Admission and Voting Card

Please bring this card with you if you attend the EGM.

At the EGM this card is to be completed only in the event that a poll has been validly demanded on the EGM resolution. The Chairman will give guidance on the conduct of the poll at the relevant time.

Please do not return this card by post but use the form of proxy opposite.

Please indicate with an 'X' how you wish your votes to be cast on the resolution.

Resolutions	For	Against	Abstain
1 To approve certain changes to the Articles of Association relating to the Scheme.			

Signature (Please sign in the box above)

Date

EXHIBIT 47

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number	27657
Company name in full	THE BOOTS COMPANY PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day	Month	Year	Day	Month	Year
	07	03	2001			

Class of shares *(ordinary or preference etc.)*	Ordinary		
Number allotted	27,500		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.38		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form sent it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in England and Wales

Form revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr. Michael Dennison BATT	Class of shares allotted	Number allotted
Address	16 Manor Drive, Worthington, Ashby de la Zouch, Leicestershire	Ordinary 25p	27,500
UK Postcode	LE65 1RN		
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
UK Postcode			

Please enter the number of continuation sheets (if any attached to this form

Signed [signature] Date

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Sonia Fennell
	The Boots Company PLC
	Nottingham NG90 4HQ Tel: 0115 9687094
	DX number – DX 712061 DX exchange Beeston 2

EXHIBIT 48


SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number	27657
Company Name in full	The Boots Company PLC

	Day	Month	Year
Date of termination of appointment	31	03	2001

as director: X   as secretary: [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

Please insert details as previously notified to Companies House.

*Style / Title	MR	*Honours etc	
Forename(s)	MICHAEL FRITH		
Surname	RUDDELL		

	Day	Month	Year
†Date of Birth	26	10	1943

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 31 MAR 2001

(** serving ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, THE BOOTS COMPANY PLC, GROUP HEADQUARTERS, NOTTINGHAM, ., NG2 3AA

Tel 0115-968 7094

DX number 712061 DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

EXHIBIT 49


SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

288b

Terminating appointment as director or secretary
(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number	27657
Company Name in full	The Boots Company PLC

	Day	Month	Year
Date of termination of appointment	31	03	2001

as director: X | as secretary: [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

Please insert details as previously notified to Companies House.

*Style / Title	SIR
*Honours etc	GCB, CVO
Forename(s)	CLIVE ANTHONY
Surname	WHITMORE

	Day	Month	Year
†Date of Birth	18	01	1935

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Delete as appropriate

Signed [signature] **Date** 31 MAR 2001

(** serving ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, THE BOOTS COMPANY PLC, GROUP HEADQUARTERS, NOTTINGHAM, ., NG2 3AA

Tel 0115-968 7094

DX number 712061 DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

EXHIBIT 50



Please complete in typescript, or in bold black capitals

CHFP029

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 27657

Company Name in full The Boots Company PLC

Appointment form

	Day	Month	Year		Day	Month	Year
Date of appointment	0 1	0 4	2 0 0 1	†Date of Birth	2 0	0 9	1 9 6 0

Appointment as director X as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title MR *Honours etc

Notes on completion appear on reverse.

Forename(s) ANDREW PATRICK

Surname SMITH

Previous Forename(s) Previous Surname(s)

Usual residential address CHURCH FARMHOUSE, TYTHBY

Post town BINGHAM Postcode NG13 8GR

County / Region NOTTINGHAMSHIRE Country ENGLAND

†Nationality BRITISH †Business occupation PERSONNEL DIRECTOR

†Other directorships (additional space overleaf) BOOTS CHARITABLE TRUST

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] Date 6th APR 2001

A director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Delete as appropriate

Signed [signature] Date 10th April 2001

(** a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, THE BOOTS COMPANY PLC, GROUP HEADQUARTERS, NOTTINGHAM, ., NG2 3AA

Tel 0115-968 7094

DX number 712061 DX exchange BEESTON 2

COMPANIES HOUSE 12/04/01

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

Company Number 27657

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

EXHIBIT 51

EXHIBIT 52

88(2)

02 DEC 23 AM 9:30

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number	27657
Company name in full	THE BOOTS COMPANY PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	20	06	2001			

Class of shares *(ordinary or preference etc.)*	Ordinary		
Number allotted	5,000		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.31		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form sent it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in England and Wales

Companies House receipt date barcode

Form revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr. Keith Robert WHITESIDES	Class of shares allotted	Number allotted
Address	The Hall, Main Street, Thorpe Satchville, Melton Mowbray, Leics.	Ordinary 25p	5,000
UK Postcode	L E 1 4 2 D Q		
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
UK Postcode			

Please enter the number of continuation sheets (if any attached to this form: 0

Signed [signature] **Date** 27 June 2001

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Sonia Fennell The Boots Company PLC Nottingham NG90 4HQ Tel: 0115 9687094 DX number – DX 712061 DX exchange Beeston 2

EXHIBIT 53

No. 27657

THE COMPANIES ACTS 1985 and 1989

COMPANY LIMITED BY SHARES

Special and Ordinary Resolutions

OF

THE BOOTS COMPANY PLC

At the ANNUAL GENERAL MEETING of THE BOOTS COMPANY PLC duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, London SW1P 3EE, on Thursday, 26th July, 2001, the subjoined resolutions were duly passed of which resolution numbered 1 was passed as an Ordinary Resolution and resolution numbered 2 and resolution numbered 3 were passed as Special Resolutions.

ORDINARY RESOLUTION

1. THAT the board be and it is hereby generally and unconditionally authorised to exercise all powers of the company to allot relevant securities within the meaning of section 80 of the Companies Act 1985 up to an aggregate nominal amount of £74.9 million provided that this authority shall expire at the conclusion of the next annual general meeting of the company to be held after the passing of this resolution save that the company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the board may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

SPECIAL RESOLUTION

2. THAT the board be and it is hereby empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (within the meaning of section 94 of the Act) pursuant to the authority conferred by the previous resolution for cash as if sub-section 89(1) of that Act did not apply to any such allotment, provided that this power shall be limited:

   (a) to the allotment of equity securities in connection with a rights issue in favour of ordinary shareholders where the equity securities respectively attributable to the interest of all ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them; and

   (b) to the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount not exceeding £11.243 million

and shall expire at the conclusion of the next annual general meeting of the company, save that the company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

SPECIAL RESOLUTION

3. THAT, subject to the company's Articles of Association and section 166 of the Companies Act 1985, the company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of that Act) of its own ordinary shares on such terms and in such manner as the directors of the company shall determine, provided that:

(a) the maximum number of ordinary shares hereby authorised to be acquired is 89,947,000;

(b) the maximum price which may be paid for each ordinary share is an amount equal to 105% of the average of the closing mid market prices for the ordinary shares of the company (derived from the London Stock Exchange Daily Official List) for the five business days prior to the date of purchase and the minimum price per ordinary share is the nominal value thereof exclusive of any expenses payable by the company; and

(c) the authority hereby given shall expire at the conclusion of the next annual general meeting of the company save that the company may make a purchase of ordinary shares after expiry of such authority in execution of a contract of purchase that was made under and before the expiry of such authority.

M. J. OLIVER
Secretary

EXHIBIT 54


SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 27657

Company Name in full The Boots Company PLC

	Day	Month	Year
Date of termination of appointment	31	07	2001

as director X as secretary

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

Please insert details as previously notified to Companies House.

*Style / Title: MR *Honours etc:

Forename(s): JOSEPH JOHN HENDERSON

Surname: WATSON

	Day	Month	Year
†Date of Birth	03	07	1941

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Delete as appropriate

Signed [signature] **Date** 13th August 2001

(** serving ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, THE BOOTS COMPANY PLC, GROUP HEADQUARTERS, NOTTINGHAM, ., NG2 3AA

Tel 0115-968 7094

DX number 712061 DX exchange BEESTON 2

COMPANIES HOUSE 14/08/01

Form revised 1999

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

EXHIBIT 55

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number	27657
Company name in full	THE BOOTS COMPANY PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
	Day Month Year	Day Month Year
	20 08 2001	

Class of shares *(ordinary or preference etc.)*	Ordinary		
Number allotted	20,000		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.31		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form sent it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in England and Wales

Form revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr. David Selwyn KISSMAN	Class of shares allotted	Number allotted
Address: 5 Old Tollerton Road, Gamston Village, Nottingham.	Ordinary 25p	20,000
UK Postcode: NG2 6NX		
Name	Class of shares allotted	Number allotted
Address	Ordinary 25p	
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	Ordinary 25p	
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	Ordinary 25p	
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	Ordinary 25p	
UK Postcode		

Please enter the number of continuation sheets (if any attached to this form

Signed [signature] Date 21-8-01

Asst
A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Sonia Fennell The Boots Company PLC Nottingham NG90 4HQ Tel: 0115 9687094 DX number – DX 712061 DX exchange Beeston 2

EXHIBIT 56

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number	27657
Company name in full	THE BOOTS COMPANY PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	22	08	2001			

Class of shares *(ordinary or preference etc.)*	Ordinary		
Number allotted	22,500		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.31		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form sent it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr. Peter Jeffrey BAGULEY	Class of shares allotted	Number allotted
Address	Wycomb House, Pickards Lane, Wycomb, Melton Mowbray, Leics.	Ordinary 25p	22,500
UK Postcode	LE14 4QG		
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
UK Postcode			

Please enter the number of continuation sheets (if any attached to this form

Signed [signature] **Date** ______

A ~~director~~ / Asst. secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Sonia Fennell The Boots Company PLC Nottingham NG90 4HQ Tel: 0115 9687094 DX number – DX 712061 DX exchange Beeston 2

EXHIBIT 57


SECRETARIAT

Please complete in typescript, or in bold black capitals.

CHFP029

363a

Annual Return

Company Number: 27657

Company Name in full: The Boots Company PLC

Date of this return
The information in this return is made up to

Day Month Year
09 / 08 / 2001

Date of next return
If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day Month Year
09 / 08 / 2002

Registered Office
Show here the address **at the date of this return.**

NOTTINGHAM

*Any change of registered office **must** be notified on form 287.*

Post town

County / Region

UK Postcode: NG2 3AA

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7415

If the code number cannot be determined, give a brief description of principal activity.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised September 1999

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

COMPUTERSHARE SERVICES PLC

PO BOX 82, THE PAVILIONS, BRIDGWATER ROAD

Post town: BRISTOL

County / Region:

UK Postcode: BS99 7NH

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept.

Post town:

County / Region:

UK Postcode:

Company type

Public limited company	X	Please tick the appropriate box
Private company limited by shares		
Private company limited by guarantee without share capital		
Private company limited by shares exempt under section 30		
Private company limited by guarantee exempt under section 30		
Private unlimited company with share capital		
Private unlimited company without share capital		

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Usual residential address must be given. In the case of a corporation, or a Scottish firm, give the registered or principal office address.

Name

* Style / Title: MR

Forename(s): MICHAEL JOHN

Surname(s): OLIVER

Address: 31 WESTGATE

Post town: SOUTHWELL

County / Region: NOTTINGHAMSHIRE

UK Postcode: NG25 0JN

Country:

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Name * Style / Title: DR

Date of birth (Day / Month / Year): 0 9 / 0 6 / 1 9 4 3

Forename(s): JOHN GORDON ST. CLAIR

Surname: BUCHANAN

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Address: FERNSHAW, ROCKFIELD ROAD

Post town: OXTED

County / Region: SURREY

UK Postcode: R H 8 0 H A

Country:

Nationality: BRITISH/NEW ZEALAND

Business occupation: DIRECTOR

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Name * Style / Title: MR

Date of birth (Day / Month / Year): 2 5 / 0 6 / 1 9 5 3

Forename(s): BARRY

Surname: CLARE

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Address: 12 BIRKDALE CLOSE, EDWALTON

Post town: NOTTINGHAM

County / Region:

UK Postcode: N G 1 2 4 F B

Country:

Nationality: BRITISH

Business occupation: DIRECTOR

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title: MS

Date of birth (Day / Month / Year): 26 / 12 / 1950

Forename(s): FIONA MARY

Surname: HARRISON

Address: 15 BISHOPS COURT, BISHOPS BRIDGE ROAD

Post town: LONDON

County / Region:

UK Postcode: W2 6BE

Country:

Nationality: BRITISH

Business occupation: DIRECTOR

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day / Month / Year): 20 / 06 / 1938

Forename(s): JOHN BRIAN

Surname: MCGRATH

Address: 63 WALNUT COURT, MARLOES ROAD

Post town: LONDON

County / Region:

UK Postcode: W8 5UB

Country:

Nationality: BRITISH

Business occupation: DIRECTOR

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Name * Style / Title: MR

Date of birth (Day / Month / Year): 13 / 10 / 1948

Forename(s): KENNETH STANTON

Surname: PIGGOTT

Address: THE CEDARS, 172 LOUGHBOROUGH ROAD

RUDDINGTON

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: NOTTINGHAM

County / Region:

UK Postcode: NG11 6LF

Country:

Nationality: BRITISH

Business occupation: DIRECTOR

* Voluntary details.

Name * Style / Title: MS

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day / Month / Year): 25 / 09 / 1944

Forename(s): HELENE

Surname: PLOIX

Address: 71 BOULEVARD ARAGO, 75013

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: PARIS

County / Region:

UK Postcode:

Country: FRANCE

Nationality: FRANCE

Business occupation: PRESIDENT & CEO

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Name * Style / Title: DR

Date of birth (Day / Month / Year): 16 / 02 / 1950

Forename(s): MARTIN PETER

Surname: READ

Address: WOLVERSDENE, HOE ROAD

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: BISHOPS WALTHAM

County / Region: HAMPSHIRE UK Postcode: SO32 1DU

Country: **Nationality**: BRITISH

Business occupation: MANAGING DIRECTOR & CEO

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Name * Style / Title: SIR

Date of birth (Day / Month / Year): 31 / 12 / 1946

Forename(s): ANTHONY NIGEL RUSSELL

Surname: RUDD

Address: PENTAGON HOUSE, SIR FRANK WHITTLE ROAD

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: DERBY

County / Region: DERBYSHIRE UK Postcode: DE21 4XA

Country: **Nationality**: BRITISH

Business occupation: CHARTERED ACCOUNTANT

Directors

Details of new directors must be notified or form 288a

Please list directors in alphabetical order.

Name * Style / Title: MR

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 13 / 03 / 1945

Forename(s): STEPHEN GEORGE

Surname: RUSSELL

Address: THE MANOR BARN, 19B FAR STREET

WYMESWOLD

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: LOUGHBOROUGH

County / Region: LEICESTERSHIRE UK Postcode: LE12 6TZ

Country: **Nationality**: BRITISH

Business occupation: DIRECTOR

* Voluntary details.

Name * Style / Title: MR

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 20 / 09 / 1960

Forename(s): ANDREW PATRICK

Surname: SMITH

Address: CHURCH FARMHOUSE, TYTHBY

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: BINGHAM

County / Region: NOTTINGHAMSHIRE UK Postcode: NG13 8GR

Country: ENGLAND **Nationality**: BRITISH

Business occupation: PERSONNEL DIRECTOR

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day / Month / Year): 0 4 / 0 9 / 1 9 4 2

Forename(s): DAVID ANTHONY ROLAND

Surname: THOMPSON

Address: THE COURT, MAIN STREET

CROPWELL BUTLER

Post town: NOTTINGHAM

County / Region: , NG12 3AD

UK Postcode:

Country:

Nationality: BRITISH

Business occupation: DIRECTOR

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day / Month / Year): 0 3 / 0 7 / 1 9 4 1

Forename(s): JOSEPH JOHN HENDERSON

Surname: WATSON

Address: THE POPLARS, VILLAGE STREET

EDWALTON

Post town: NOTTINGHAM

County / Region:

UK Postcode: N G 1 2 4 A B

Country: ENGLAND

Nationality: BRITISH

Business occupation: DIRECTOR

Issued share capital
Enter details of all the shares in issue at the date of this return.

Class *(e.g. Ordinary/Preference)*	Number of shares issued	Aggregate Nominal Value *(i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)*
Totals		

List of past and present shareholders
(Use attached schedule where appropriate)
A full list is required if one was not included with either of the last two returns.

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	X

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] Date 3rd September 2001

† a ~~director~~/secretary

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes [ ] continuation sheets. *(enter number)*

Please give the name, address, telephone number, and if available, a DX number and Exchange, for the person Companies House should contact if there is any query.

SONIA FENNELL, THE BOOTS COMPANY PLC, GROUP HEADQUARTERS, NOTTINGHAM, ., NG2 3AA

Tel 0115-968 7094

DX number 712061 DX exchange BEESTON 2

EXHIBIT 58


SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 27657

Company Name in full The Boots Company PLC

Appointment form

	Day	Month	Year
Date of appointment	10	09	2001
†Date of Birth	19	0X9	1956

Appointment as director X as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME

Notes on completion appear on reverse.

*Style / Title: MR *Honours etc:

Forename(s): JAN

Surname: BENNINK

Previous Forename(s): Previous Surname(s):

Usual residential address: 60, Avenue Foch

Post town: Paris Postcode: 75116

County / Region: Country: France

†Nationality: NETHERLANDS †Business occupation: EXECUTIVE VICE PRESIDENT

†Other directorships (additional space overleaf):

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] Date 19/9/001

* Voluntary details.
† Directors only.
** Delete as appropriate

~~A director~~, secretary etc must sign the form below.

Signed [signature] Date 25.9.01

(** a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, THE BOOTS COMPANY PLC, GROUP HEADQUARTERS, NOTTINGHAM, .. NG2 3AA

Tel 0115-968 7094

DX number 712061 DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff

for companies registered in England and Wales or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

for companies registered in Scotland **DX 235 Edinburgh**

Company Number 27657

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.

- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant

- a parent company which wholly owned the company making the return, or

- another wholly owned subsidiary of the same parent company.

EXHIBIT 59

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number	27657
Company name in full	THE BOOTS COMPANY PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
	2 1 0 9 2 0 0 1	
Day Month Year	2 0 0 6 2 0 0 1	

Class of shares *(ordinary or preference etc.)*	Ordinary		
Number allotted	9,000		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.31		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form sent it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in England and Wales

Form revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Ms Angela FARRELL	Class of shares allotted	Number allotted
Address	48 Rodney Road,		
	West Bridgford, Nottingham	Ordinary 25p	9,000
UK Postcode	N G 2 6 J H		
Name		Class of shares allotted	Number allotted
Address			
		Ordinary 25p	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
		Ordinary 25p	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
		Ordinary 25p	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
		Ordinary 25p	
UK Postcode			

Please enter the number of continuation sheets (if any attached to this form

Signed [signature] Date 4th October 2001

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Sonia Fennell
	The Boots Company PLC
	Nottingham NG90 4HQ Tel: 0115 9687094
	DX number – DX 712061 DX exchange Beeston 2

EXHIBIT 60


SECRETARIAT

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals

CHFP029

Company Number	27657
Company Name in full	The Boots Company PLC

Day	Month	Year
1 9	1 0	2 0 0 1

Complete in all cases Date of change of particulars: 19 10 2001

Changes of particulars form

Name *Style / Title	MR
*Honours etc	
Forename(s)	ANDREW PATRICK
Surname	SMITH
† Date of Birth (Day Month Year)	2 0 0 9 1 9 6 0

Change of name *(enter new name)* Forename(s)	
Surname	
Change of usual residential address *(enter new address)*	PARK HOUSE, 10 MANOR PARK, RUDDINGTON
Post town	NOTTINGHAM
County / Region	
Postcode	NG11 6DS
Country	ENGLAND
Other change *(please specify)*	

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 19 OCT 2001

(** ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, THE BOOTS COMPANY PLC, GROUP HEADQUARTERS, NOTTINGHAM, ., NG2 3AA

Tel 0115-968 7094

DX number 712061 DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

EXHIBIT 61

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number	27657
Company name in full	THE BOOTS COMPANY PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
	2 9 1 1 2 0 0 1	
Day Month Year	2 0 0 6 2 0 0 1	

Class of shares *(ordinary or preference etc.)*	Ordinary		
Number allotted	2,500	2,500	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.31	£4.82	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form sent it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in England and Wales

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr Peter John SHOTTER	Class of shares allotted	Number allotted
Address	The Paddocks, Angel Court, Ancaster, Grantham, LINCS	Ordinary 25p	5,000
UK Postcode	NG32 3PR		

Shareholder details		Shares and share class allotted	
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
UK Postcode			

Shareholder details		Shares and share class allotted	
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
UK Postcode			

Shareholder details		Shares and share class allotted	
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
UK Postcode			

Shareholder details		Shares and share class allotted	
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
UK Postcode			

Please enter the number of continuation sheets (if any attached to this form

Signed [signature] Date 29 NOV 2001

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Sonia Fennell The Boots Company PLC Nottingham NG90 4HQ Tel: 0115 9687094 DX number – DX 712061 DX exchange Beeston 2

EXHIBIT 62

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number: 27657

Company name in full: THE BOOTS COMPANY PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	14	12	2001			

Class of shares *(ordinary or preference etc.)*	Ordinary	Ordinary	Ordinary
Number allotted	2,500	2,500	2,500
Nominal value of each share	£0.25	£0.25	0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.37	£4.38	£5.31

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form sent it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardi**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburg**
For companies registered in England and Wales

Form revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Dr. John Rodney SMITH	Class of shares allotted	Number allotted
Address	2 Westminster Drive Radcliffe on Trent, Nottingham	Ordinary 25p	7,500
UK Postcode	NG12 2NL		
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
UK Postcode			

Please enter the number of continuation sheets (if any attached to this form

Signed S Fennell **Date** ______

A ~~director~~ / Asst secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Sonia Fennell
	The Boots Company PLC
	Nottingham NG90 4HQ Tel: 0115 9687094
	DX number – DX 712061 DX exchange Beeston 2

EXHIBIT 63

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number 27657

Company name in full THE BOOTS COMPANY PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	01	2002			

Class of shares *(ordinary or preference etc.)*	Ordinary	Ordinary	Ordinary
Number allotted	4,000	2,500	2,500
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.37	£4.38	£5.31

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form sent it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in England and Wales

Companies House receipt date barcode

Form revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr. Alastair David Peter EPERON	Class of shares allotted	Number allotted
Address	Yew Tree Farm, Main Street, Holwell, Melton Mowbray		
	Leics.	Ordinary 25p	9,000
UK Postcode	L E 1 4 4 S Z		
Name		Class of shares allotted	Number allotted
Address			
		Ordinary 25p	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
		Ordinary 25p	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
		Ordinary 25p	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
		Ordinary 25p	
UK Postcode			

Please enter the number of continuation sheets (if any attached to this form

Signed S Fennell **Date** 6/2/02

A ~~director~~ / Asst. secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Sonia Fennell
	The Boots Company PLC
	Nottingham NG90 4HQ Tel: 0115 9687094
	DX number – DX 712061 DX exchange Beeston 2

EXHIBIT 64

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number	27657
Company name in full	THE BOOTS COMPANY PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day	Month	Year	Day	Month	Year
	26	02	2002			

Class of shares *(ordinary or preference etc.)*	Ordinary	Ordinary	Ordinary
Number allotted	2,500	20,000	
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.37	£5.31	£

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form sent it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in England and Wales

Form revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr. David STATHERS	Class of shares allotted	Number allotted
Address	174 Mapperley Plains, Nottingham	Ordinary 25p	22,500
UK Postcode	N G 3 5 R N		
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
UK Postcode			

Please enter the number of continuation sheets (if any attached to this form

Signed ______________________ **Date** ______________________

A ~~director~~ / Asst. secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ ***Please delete as appropriate***

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Sonia Fennell
	The Boots Company PLC
	Nottingham NG90 4HQ Tel: 0115 9687094
	DX number – DX 712061 DX exchange Beeston 2

EXHIBIT 65

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number	27657
Company name in full	THE BOOTS COMPANY PLC

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01 / 03 / 2002	

Class of shares *(ordinary or preference etc.)*	Ordinary	Ordinary	Ordinary
Number allotted	15,000	2,500	5,000
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.37	£5.31	£4.38

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form sent it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in England and Wales

Form revised January 2000

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr. Michael Geoffrey BUNTING	Class of shares allotted	Number allotted
Address: 7 Highgrove Gardens, Edwalton, Nottingham	Ordinary 25p	22,500
UK Postcode: NG12 4DF		
Name	Class of shares allotted	Number allotted
Address	Ordinary 25p	
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	Ordinary 25p	
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	Ordinary 25p	
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	Ordinary 25p	
UK Postcode		

Please enter the number of continuation sheets (if any attached to this form

Signed [signature] Date 14-3-02

A ~~director~~ / Asst. secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Sonia Fennell The Boots Company PLC Nottingham NG90 4HQ Tel: 0115 9687094 DX number – DX 712061 DX exchange Beeston 2

EXHIBIT 66



Please complete in typescript, or in bold black capitals

CHFP029

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number: 27657

Company Name in full: The Boots Company PLC

Appointment form

	Day	Month	Year
Date of appointment	01	04	2002
†Date of Birth	15	04	1953

Appointment as director: X — as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME

Notes on completion appear on reverse.

*Style / Title: MR — *Honours etc:

Forename(s): PAUL

Surname: BATEMAN

Previous Forename(s): — Previous Surname(s):

Usual residential address: THE MALTINGS, FOSSE ROAD, FARNDON

Post town: NEWARK — Postcode: NG24 3SF

County / Region: — Country: ENGLAND

†Nationality: BRITISH — †Business occupation: EXECUTIVE DIRECTOR

†Other directorships (additional space overleaf):

I consent ~~to~~ act as ** director / ~~secretary~~ of the above named company

Consent signature: [signature] — Date: 1/4/2002

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed: [signature] — Date: 1/4/2002

(** a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, THE BOOTS COMPANY PLC, GROUP HEADQUARTERS, NOTTINGHAM, ., NG2 3AA

Tel 0115-968 7094

DX number 712061 — DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ — **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland — **DX 235 Edinburgh**

Company Number | 27657

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.

- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant

- a parent company which wholly owned the company making the return, or

- another wholly owned subsidiary of the same parent company.

EXHIBIT 67



Please complete in typescript, or in bold black capitals

CHFP029

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number: 27657

Company Name in full: The Boots Company PLC

Appointment form

	Day	Month	Year
Date of appointment	0 1	0 4	2 0 0 2
†Date of Birth	0 4	0 4	1 9 5 9

Appointment as director: X — as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME — Notes on completion appear on reverse.

*Style / Title: MR — *Honours etc:

Forename(s): HOWARD

Surname: DODD

Previous Forename(s): — Previous Surname(s):

Usual residential address: 31 ASHCOMBE STREET

Post town: LONDON — Postcode: SW6 3AW

County / Region: — Country:

†Nationality: BRITISH — †Business occupation: CHARTERED ACCOUNTANT

†Other directorships (additional space overleaf): THERESA MCCULLOCH LIMITED (19/07/2000)

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature: [signature] — Date: 18/4/02

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed: [signature] — Date: 19/4/02

(** a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, THE BOOTS COMPANY PLC, GROUP HEADQUARTERS, NOTTINGHAM, ., NG2 3AA

Tel 0115-968 7094

DX number 712061 — DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland — **DX 235 Edinburgh**

Form revised July 1998

Company Number 27657

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.

- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant

- a parent company which wholly owned the company making the return, or

- another wholly owned subsidiary of the same parent company.

EXHIBIT 68

COMPANIES FORM No. 169



169

Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act 1985

Please do not write in this margin

Please do not write in the space below. For Inland Revenue use only.

To the Registrar of Companies

For official use	Company number
	27657

Please complete legibly, preferably in black type, or bold block lettering

* insert full name of company

Name of company

* The Boots Company PLC

Note: This form must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,016,000	249,000	500,000
Nominal value of each share	25p	25p	25p
Date(s) on which the shares were delivered to the company	19 March 02	20 March 02	21 March 02
Maximum prices paid § for each share	621.87	629.90	639.56
Minimum prices paid § for each share	616.63	629.90	639.56



§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£11,057,430.74
Stamp duty payable pursuant to section 66 of the Finance Act 1986 on the aggregate amount at 50p per £100 or part of £100	£55,290

‡ Insert Director, Secretary, Receiver, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed SFennell Designation‡ Asst Secretary Date 10/4/02

Presentor's name address and reference (if any):

Sonia Fennell,
Company Secretary's Office,
The Boots Company PLC,
Nottingham. NG90 4HQ

For official Use
General Section | Post room

EXHIBIT 69

COMPANIES FORM No. 169

G

169




Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act 1985





To the Registrar of Companies




Please do not write in the space below. For Inland Revenue use only

For official use

Company number: 27657

Name of company

* The Boots Company PLC

Shares were purchased by the company under section 162 of the above Act as follows:



Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	750,000	1,500,000	1,005,000
Nominal value of each share	25p	25p	25p
Date(s) on which the shares were delivered to the company	22 March 02	26 March 02	28 March 02
Maximum prices paid for each share §	649.63	653.51	675.80
Minimum prices paid for each share §	649.63	649.90	659.79

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£21,398,745.96
Stamp duty payable pursuant to section 66 of the Finance Act 1986 on the aggregate amount at 50p per £100 or part of £100	£106,995

Signed SFennell Designation‡ Asst Secretary Date 10/4/02.

‡ Insert Director, Secretary, Receiver, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presentor's name address and reference (if any):
Sonia Fennell
Company Secretary's Office,
The Boots Company PLC,
Nottingham NG90 4HQ

For official Use
General Section | Post room

EXHIBIT 70

COMPANIES FORM No. 169

G

169

Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act 1985

Please do not write in this margin

To the Registrar of Companies

Please do not write in the space below For Inland Revenue use only

Please complete legibly, preferably in black type, or bold black lettering

For official use | Company number: 27657

Name of company

* insert full name of company

* The Boots Company PLC

Note
This return must be delivered to the registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	1,000,000	500,000
Nominal value of each share	25p	25p	25p
Date(s) on which the shares were delivered to the company	02 April 02	03+04 April 02	05 April 02
Maximum prices paid § for each share	677.19p	669.04p	669.55p
Minimum prices paid § for each share	677.19p	668.70	669.55p

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£13,422,372.26
Stamp duty payable pursuant to section 66 of the Finance Act 1986 on the aggregate amount at 50p per £100 or part of £100	£67,115

Signed [signature] Designation‡ asst Secretary Date 10/4/02

‡ Insert Director, Secretary, Receiver, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presentor's name address and reference (if any):
Sonia Fennell,
Company Secretary's Office,
The Boots Company PLC,
Nottingham. NG90 4HQ

For official Use
General Section | Post room

EXHIBIT 71

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number: 27657

Company name in full: THE BOOTS COMPANY PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	12	
Month	07	
Year	2002	

Class of shares *(ordinary or preference etc.)*	Ordinary	Ordinary	
Number allotted	2,500	2,500	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£4.37	£4.38	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form sent it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in England and Wales

Form revised January 2000

filed 25/7/02

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr. Philip Geoffrey MATTHEWS	Class of shares allotted	Number allotted
Address	Brackengate House, 42 Groby Lane		
	Newtown Linford, Leicestershire	Ordinary 25p	5,000
UK Postcode	LE6 0HH		
Name		Class of shares allotted	Number allotted
Address			
		Ordinary 25p	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
		Ordinary 25p	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
		Ordinary 25p	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
		Ordinary 25p	
UK Postcode			

Please enter the number of continuation sheets (if any attached to this form [ ]

Signed S Fennell **Date** 17/7/02

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Sonia Fennell
	The Boots Company PLC
	Nottingham NG90 4HQ Tel: 0115 9687094
	DX number – DX 712061 DX exchange Beeston 2

EXHIBIT 72

BX55-5

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Pursuant to section 169 of the Companies Act 1985

£10

Please do not write in this margin

To the Registrar of Companies

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold black lettering

For official use | Company number: 27657

Name of company

* insert full name of company

* The Boots Company PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows:



Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	2,000,000	500,000	500,000
Nominal value of each share	25p	25p	25p
Date(s) on which the shares were delivered to the company	11.06.02	12.06.02	14.06.02
Maximum prices paid for each share §	686.21p	678.17p	680.69p
Minimum prices paid for each share §	678.39p	678.17p	680.69p

The aggregate amount paid by the company for the shares to which this return relates was:	£20,427,175.88
Stamp duty payable pursuant to section 66 of the Finance Act 1986 on the aggregate amount at 50p per £100 or part of £100	£102,140

‡ Insert Director, Secretary, Receiver, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation‡ Assistant Company Secretary Date 4/7/02

Presentor's name address and reference (if any):

S. FENNELL
THE BOOTS COMPANY PLC
COMPANY SECRETARY'S OFFICE
D90 WEST F20
NOTTINGHAM

For official Use
General Section | Post room

EXHIBIT 73

COMPANIES FORM No. 169

G



169

Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act 1985

Please do not write in this margin







To the Registrar of Companies

For official use

Company number

27657

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold black lettering

Name of company

* insert full name of company

* The Boots Company PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,250,000	750,000	2,000,000
Nominal value of each share	25p	25p	25p
Date(s) on which the shares were delivered to the company	17-6-02	18-6-02	19-6-02
Maximum prices paid for each share §	675-12p	653-82p	629-88p
Minimum prices paid for each share §	651-52p	653-82p	629-88p

§ A private company is not required to give this information





The aggregate amount paid by the company for the shares to which this return relates was: £25,763,323-69

Stamp duty payable pursuant to section 66 of the Finance Act 1986 on the aggregate amount at 50p per £100 or part of £100 £128,820 ✓

Signed S Fennell Designation‡ Assistant Company Secretary Date 17/6/02

‡ Insert Director, Secretary, Receiver, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presentor's name address and reference (if any):
S. FENNELL
THE BOOTS COMPANY PLC
COMPANY SECRETARY'S OFFICE
D90 WEST F20
NOTTINGHAM
NG90 1BS

For official Use
General Section | Post room

EXHIBIT 74

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Pursuant to section 169 of the Companies Act 1985

Please do not write in this margin

To the Registrar of Companies

Please complete legibly, preferably in black type, or bold black lettering

For official use

Company number: 27657



Please do not write in the space below. For Inland Revenue use only

Name of company

insert full name of company

The Boots Company PLC

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	1,000,000	2,400,000
Nominal value of each share	25p	25p	25p
Date(s) on which the shares were delivered to the company	26-6-02	27-6-02	1-7-02
Maximum prices paid for each share §	623-99	628-60	635-00
Minimum prices paid for each share §	623-99	628-60	626-72





§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was: £24,530,062-23

Stamp duty payable pursuant to section 66 of the Finance Act 1986 on the aggregate amount at 50p per £100 or part of £100: £122,655-00

Signed S Fennell Designation‡ Assistant Company Secretary Date 17/7/02

‡ Insert Director, Secretary, Receiver, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presentor's name address and reference (if any):

S. FENNELL
THE BOOTS COMPANY PLC
COMPANY SECRETARY'S OFFICE
D90 WEST F20
NOTTINGHAM
NG90 1BS

For official Use
General Section | Post room

EXHIBIT 75



COMPANIES FORM No. 169

£130625
708

Return by a company purchasing its own shares

169

Pursuant to section 169 of the Companies Act 1985

Please do not write in this margin

To the Registrar of Companies

Please complete legibly, preferably in black type, or bold black lettering

For official use

Company number: 27657

Name of company

* insert full name of company

* The Boots Company PLC

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	1,250,000	1,900,000
Nominal value of each share	25p	25p	25p
Date(s) on which the shares were delivered to the company	21-6-02	24-6-02	25-6-02
Maximum prices paid for each share §	637-00p	628-20p	627-21p
Minimum prices paid for each share §	634-01p	628-20p	627-21p

§ A private company is not required to give this information



The aggregate amount paid by the company for the shares to which this return relates was:	£26,124,573-58
Stamp duty payable pursuant to section 66 of the Finance Act 1986 on the aggregate amount at 50p per £100 or part of £100	£130 625-00

‡ Insert Director, Secretary, Receiver, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed S Fennell Designation‡ Assistant Company Secretary Date 17/7/02

Presentor's name address and reference (if any):

S. FENNELL
THE BOOTS COMPANY PLC
COMPANY SECRETARY'S OFFICE
D90 WEST F20
NOTTINGHAM
NG90 1BS

For official Use
General Section

Post room

EXHIBIT 76

No. 27657

THE COMPANIES ACTS 1985 and 1989

COMPANY LIMITED BY SHARES

SPECIAL AND ORDINARY RESOLUTIONS

OF

THE BOOTS COMPANY PLC

At the ANNUAL GENERAL MEETING of THE BOOTS COMPANY PLC duly convened and held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, London SW1P 3EE, on Thursday 25th July 2002, the subjoined resolutions were duly passed of which resolution numbered 1 was passed as an Ordinary resolution and resolution numbered 2 and resolution numbered 3 were passed as Special Resolutions.

ORDINARY RESOLUTION

1 THAT the board be and it is hereby generally and unconditionally authorised to exercise all powers of the company to allot relevant securities within the meaning of section 80 of the Companies Act 1985 up to an aggregate nominal amount of £74.3 million provided that this authority shall expire at the conclusion of the next annual general meeting of the company to be held after the passing of this resolution save that the company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the board may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

SPECIAL RESOLUTION

2 THAT the board be and it is hereby empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (within the meaning of section 94(2) of that Act) pursuant to the authority conferred by the previous resolution for cash as if sub-section 89(1) of that Act did not apply to any such allotment, provided that this power shall be limited to the allotment:

(a) of equity securities in connection with a rights issue in favour of ordinary shareholders where the equity securities respectively attributable to the interest of all ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them provided that the board may make such arrangements or exclusions as they consider necessary or expedient in respect of fractional entitlements or legal or practical problems arising in any overseas territory or the requirements of any regulatory body or stock exchange; and

(b) (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount not exceeding £11.157 million

and shall expire at the conclusion of the next annual general meeting of the company save that the company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired

SPECIAL RESOLUTION

3 THAT, subject to the company's Articles of Association and section 166 of the Companies Act 1985, the company be and is hereby generally and unconditionally authorised to *make one or more market purchases (within the meaning of section 163(3) of that Act) of its* own ordinary shares on such terms and in such manner as the directors of the company shall determine, provided that:

(a) the maximum aggregate number of ordinary shares hereby authorised to be acquired is 89,261,000;

(b) the maximum price which may be paid for each ordinary share is not more than 5% above the average of the closing mid market prices for the ordinary shares of the company (derived from the London Stock Exchange Daily Official List) for the five business days prior to the date of purchase and the minimum price per ordinary share is the nominal value thereof in each case exclusive of any expenses payable by the company; and

(c) the authority hereby given shall expire at the conclusion of the next annual general meeting of the company save that the company may make a purchase of ordinary shares after expiry of such authority in execution of a contract of purchase that was made under and before the expiry of such authority.

M. J. OLIVER
Secretary

EXHIBIT 77

EXHIBIT 78

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin





Pursuant to section 169 of the Companies Act 1985

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number
27657

Name of company

* insert full name of company

* The Boots Company PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	906,749	1,000,000	1,000,000
Nominal value of each share	25p	25p	25p
Date(s) on which the shares were delivered to the company	5th July 2002	8th July 2002	10th July 2002
Maximum prices paid § for each share	637.52p	636.22p	631.95p
Minimum prices paid § for each share	637.52p	636.22p	631.95p

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 18,462,329.64
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 92,315.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed S Fennell Designation ‡ Asst Secretary Date 2/8/02

Presentor's name address and reference (if any) :

S Fennell
The Boots Company PLC
Company Secretary's Office

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

EXHIBIT 79



COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

* insert full name of company

To the Registrar of Companies (Address overleaf)

For offical use

Company number: 27657

Name of company

* The Boots Company PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordianry	Ordinary	Ordinary
Number of shares purchased	1,000,000	128,888	1,000,000
Nominal value of each share	25p	25p	25p
Date(s) on which the shares were delivered to the company	2nd July 2002	5th July 2002	4th July 2002
Maximum prices paid § for each share	626.94p	636.31p	648.47p
Minimum prices paid § for each share	626.94p	636.31p	648.47p

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 13,574,228.85
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 67,875.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Sfennell Designation ‡ Asst Secretary Date 2/8/02

Presentor's name address and reference (if any):

S Fennell
The Boots Company PLC
Company Secretary's Office

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

EXHIBIT 80



CHFP029

Please do not write in this margin

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

63170



FIFTEEN THOUSAND POUNDS
FIFTEEN THOUSAND POUNDS
FIFTEEN THOUSAND POUNDS
FIFTEEN THOUSAND POUNDS

Pursuant to sec

THREE THOUSAND POUNDS

ONE HUNDRED POUNDS

FIFTY POUNDS

TWENTY POUNDS

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number
27657

Name of company

* insert full name of company

* The Boots Company PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this informaton

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	850,000	1,000,000	106,156
Nominal value of each share	25p	25p	25p
Date(s) on which the shares were delivered to the company	9th July 2002	11th July 2002	12th July 2002
Maximum prices paid § for each share	638.60p	651.34p	651.63p
Minimum prices paid § for each share	638.60p	651.34p	651.63p

The aggerate amount paid by the company for the shares to which this return relates was:	£ 12,633,303.5 ✓
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 63,170.00 ✓

‡ Insert Director, Secretary, Administrator, Administrative ~~Receiver or~~ Receiver (Scotland) as appropriate

Signed SFennell Designation ‡ Asst Secretary Date 2/8/02

Presentor's name address and reference (if any) :

S Fennell
The Boots Company PLC
Company Secretary's Office

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

EXHIBIT 81

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to secti... Compa...


FIFTEEN THOUSAND POUNDS

FIFTEEN THOUSAND POUNDS

For Inland Revenue use

Please complete legibly, preferably in black type, or bold block lettering

* insert full name of company

To the Registrar of Companies (Address overleaf)

For offical use

Company number: 27657

Name of company

* The Boots Company PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this informaton

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	2,000,000	
Nominal value of each share	25p	25p	
Date(s) on which the shares were delivered to the company	15th July 2002	16th July 2002	
Maximum prices paid § for each share	651.46p	627.19p	
Minimum prices paid § for each share	651.46p	627.19p	

The aggerate amount paid by the company for the shares to which this return relates was:	£ 19,055,278.3
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 95,280.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed S Fennell Designation ‡ Asst Sec Date 2/8/02

Presentor's name address and reference (if any):

S Fennell
The Boots Company PLC
Company Secretary's Office

For official Use
General Section | Post room

Filed 15/8/02

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

EXHIBIT 82

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number	27657
Company name in full	THE BOOTS COMPANY PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From	To
Day	09	
Month	08	
Year	2002	

Class of shares *(ordinary or preference etc.)*	Ordinary	Ordinary	Ordinary
Number allotted	10,000	2,500	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.31	£4.37	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB DX 235 Edinburgh
For companies registered in England and Wales

Companies House receipt date barcode

Form revised January 2000

Filed 28/8/02

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr. Ian James Sheldon WEBSTER	Class of shares allotted	Number allotted
Address	18 Curlew Wharf, Castle Marina, Nottingham	Ordinary 25p	2,500
UK Postcode	NG7 1GU		
Name	Mr. Martin Warwick BRYANT	Class of shares allotted	Number allotted
Address	Upton Grange, Upton, Newark, Notts.	Ordinary 25p	10,000
UK Postcode	NG23 5SY		
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		Ordinary 25p	
UK Postcode			

Please enter the number of continuation sheets (if any attached to this form

Signed S Fennell Date 16/8/02

A ~~director~~ / Asst. secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Sonia Fennell The Boots Company PLC Nottingham NG90 4HQ Tel: 0115 9687094 DX number – DX 712061 DX exchange Beeston 2

EXHIBIT 83



Please complete in typescript, or in bold black capitals.

CHFP029

02 DEC 23 AM 9:41

363a

Annual Return

Company Number 27657

Company Name in full The Boots Company PLC

Date of this return

The information in this return is made up to

Day Month Year

09 / 08 / 2002

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day Month Year

09 / 08 / 2003

Registered Office

Show here the address **at the date of this return.**

NOTTINGHAM

Any change of registered office ***must*** *be notified on form 287.*

Post town

County / Region

UK Postcode NG2 3AA

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7415

If the code number cannot be determined, give a brief description of principal activity.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised September 1999

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

COMPUTERSHARE SERVICES PLC

PO BOX 82, THE PAVILIONS, BRIDGWATER ROAD

Post town: BRISTOL

County / Region:

UK Postcode: BS99 7NH

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept.

Post town:

County / Region:

UK Postcode:

Company type

Public limited company	X	Please tick the appropriate box
Private company limited by shares		
Private company limited by guarantee without share capital		
Private company limited by shares exempt under section 30		
Private company limited by guarantee exempt under section 30		
Private unlimited company with share capital		
Private unlimited company without share capital		

Company Secretary

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Usual residential address must be given. In the case of a corporation, or a Scottish firm, give the registered or principal office address.

Details of a new company secretary must be notified on form 288a.

Name

* Style / Title: MR

Forename(s): MICHAEL JOHN

Surname(s): OLIVER

Address: 31 WESTGATE

Post town: SOUTHWELL

County / Region: NOTTINGHAMSHIRE

UK Postcode: NG25 0JN

Country:

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name

* Style / Title: MR

Date of birth (Day Month Year): 1 5 / 0 4 / 1 9 5 3

Forename(s): PAUL

Surname: BATEMAN

Address: THE MALTINGS, FOSSE ROAD

FARNDON

Post town: NEWARK

County / Region:

UK Postcode: N G 2 4 3 S F

Country: ENGLAND

Nationality: BRITISH

Business occupation: EXECUTIVE DIRECTOR

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name

* Style / Title: MR

Date of birth (Day Month Year): 1 9 / 0 9 / 1 9 5 6

Forename(s): JAN

Surname: BENNINK

Address: 60 AVENUE FOCH

Post town: PARIS

County / Region:

UK Postcode: 7 5 1 1 6

Country: FRANCE

Nationality: NETHERLANDS

Business occupation: EXECUTIVE VICE PRESIDENT

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Name * Style / Title: DR

Date of birth (Day / Month / Year): 09 / 06 / 1943

Forename(s): JOHN GORDON ST. CLAIR

Surname: BUCHANAN

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Address: FERNSHAW, ROCKFIELD ROAD

Post town: OXTED

County / Region: SURREY

UK Postcode: RH8 0HA

Country:

Nationality: BRITISH/NEW ZEALAND

Business occupation: DIRECTOR

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Name * Style / Title: MR

Date of birth (Day / Month / Year): 25 / 06 / 1953

Forename(s): BARRY

Surname: CLARE

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Address: 12 BIRKDALE CLOSE, EDWALTON

Post town: NOTTINGHAM

County / Region:

UK Postcode: NG12 4FB

Country:

Nationality: BRITISH

Business occupation: DIRECTOR

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day / Month / Year): 0 4 / 0 4 / 1 9 5 9

Forename(s): HOWARD

Surname: DODD

Address: 31 ASHCOMBE STREET

Post town: LONDON

County / Region:

UK Postcode: S W 6 3 A W

Country:

Nationality: BRITISH

Business occupation: CHARTERED ACCOUNTANT

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title: MS

Date of birth (Day / Month / Year): 2 6 / 1 2 / 1 9 5 0

Forename(s): FIONA MARY

Surname: HARRISON

Address: 15 BISHOPS COURT, BISHOPS BRIDGE ROAD

Post town: LONDON

County / Region:

UK Postcode: W 2 6 B E

Country:

Nationality: BRITISH

Business occupation: DIRECTOR

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Name * Style / Title: MR

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day / Month / Year): 20 / 06 / 1938

Forename(s): JOHN BRIAN

Surname: MCGRATH

Address: 63 WALNUT COURT, MARLOES ROAD

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: LONDON

County / Region:

UK Postcode: W8 5UB

Country:

Nationality: BRITISH

Business occupation: DIRECTOR

* Voluntary details.

Name * Style / Title: MR

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day / Month / Year): 13 / 10 / 1948

Forename(s): KENNETH STANTON

Surname: PIGGOTT

Address: THE CEDARS, 172 LOUGHBOROUGH ROAD

RUDDINGTON

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: NOTTINGHAM

County / Region:

UK Postcode: NG11 6LF

Country:

Nationality: BRITISH

Business occupation: DIRECTOR

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Name * Style / Title: MS

Date of birth (Day Month Year): 25 / 09 / 1944

Forename(s): HELENE

Surname: PLOIX

Address: 71 BOULEVARD ARAGO, 75013

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: PARIS

County / Region:

UK Postcode:

Country: FRANCE

Nationality: FRANCE

Business occupation: PRESIDENT & CEO

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Name * Style / Title: DR

Date of birth (Day Month Year): 16 / 02 / 1950

Forename(s): MARTIN PETER

Surname: READ

Address: WOLVERSDENE, HOE ROAD

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: BISHOPS WALTHAM

County / Region: HAMPSHIRE

UK Postcode: SO32 1DU

Country:

Nationality: BRITISH

Business occupation: MANAGING DIRECTOR & CEO

Directors

Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title: SIR

Date of birth (Day / Month / Year): 31 / 12 / 1946

Forename(s): ANTHONY NIGEL RUSSELL

Surname: RUDD

Address: PENTAGON HOUSE, SIR FRANK WHITTLE ROAD

Post town: DERBY

County / Region: DERBYSHIRE

UK Postcode: DE21 4XA

Country:

Nationality: BRITISH

Business occupation: CHARTERED ACCOUNTANT

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Name * Style / Title: MR

Date of birth (Day / Month / Year): 13 / 03 / 1945

Forename(s): STEPHEN GEORGE

Surname: RUSSELL

Address: THE MANOR BARN, 19B FAR STREET

WYMESWOLD

Post town: LOUGHBOROUGH

County / Region: LEICESTERSHIRE

UK Postcode: LE12 6TZ

Country:

Nationality: BRITISH

Business occupation: DIRECTOR

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name * Style / Title: MR

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day / Month / Year): 20 / 09 / 1960

Forename(s): ANDREW PATRICK

Surname: SMITH

Address: PARK HOUSE, 10 MANOR PARK

RUDDINGTON

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: NOTTINGHAM

County / Region:

UK Postcode: NG11 6DS

Country: ENGLAND

Nationality: BRITISH

Business occupation: PERSONNEL DIRECTOR

* Voluntary details.

Name * Style / Title: MR

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day / Month / Year): 04 / 09 / 1942

Forename(s): DAVID ANTHONY ROLAND

Surname: THOMPSON

Address: THE COURT, MAIN STREET

CROPWELL BUTLER

Usual residential address must be given. In the case of a corporation or a Scottish firm, give the registered or principal office address.

Post town: NOTTINGHAM

County / Region: , NG12 3AD

UK Postcode:

Country:

Nationality: BRITISH

Business occupation: DIRECTOR

Issued share capital
Enter details of all the shares in issue at the date of this return.

Class *(e.g. Ordinary/Preference)*	Number of shares issued	Aggregate Nominal Value *(i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)*
25P ORDS	860,791,218	£ 215,197,804.50
Totals	860,791,218	£ 215,197,804.50

List of past and present shareholders
(Use attached schedule where appropriate)
A full list is required if one was not included with either of the last two returns.

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	X

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] **Date** 23 AUG 2002

† Please delete as appropriate.

† a ~~director~~/secretary

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes ______ continuation sheets.
(enter number)

Please give the name, address, telephone number, and if available, a DX number and Exchange, for the person Companies House should contact if there is any query.

SONIA FENNELL. THE BOOTS COMPANY PLC. GROUP HEADQUARTERS. NOTTINGHAM, ., NG2 3AA

Tel 0115-968 7094

DX number 712061 DX exchange BEESTON 2

EXHIBIT 84


SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 27657

Company Name in full The Boots Company PLC

	Day	Month	Year
Date of termination of appointment	0 4	0 9	2 0 0 2

as director X   as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

Please insert details as previously notified to Companies House.

*Style / Title	MR
*Honours etc	
Forename(s)	DAVID ANTHONY ROLAND
Surname	THOMPSON

	Day	Month	Year
†Date of Birth	0 4	0 9	1 9 4 2

A serving director, secretary etc must sign the form below.

Signed S Fennell **Date** 09 SEP 2002

(** serving ~~director~~ / asst secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, THE BOOTS COMPANY PLC, GROUP HEADQUARTERS, NOTTINGHAM, ., NG2 3AA

Tel 0115-968 7094

DX number 712061   DX exchange BEESTON 2

COMPANIES HOUSE 12/09/02

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

EXHIBIT 85

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below: For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number
27657

Name of company

* insert full name of company

* THE BOOT'S COMPANY PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	302,304	1,000,000	1,250,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	23/07/02	24/07/02	26/07/02
Maximum prices paid § for each share	5.7806	6.0228	5.8235
Minimum prices paid § for each share	5.7806	5.9421	5.7612

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 14962608.56
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 74815

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed S Fennell Designation ‡ Asst Sec Date 1/8/02

Presentor's name address and reference (if any) :

SONIA FENNELL
THE BOOTS COMPANY PLC
GROUP HEADQUARTERS

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

EXHIBIT 86



COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For Inland Revenue use only

Please complete legibly, preferably in black type,or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number
27657

Name of company

* insert full name of company

* THE BOOT'S COMPANY PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this informaton

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	500,000	500,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	05/08/02	06/08/02	08/08/02
Maximum prices paid § for each share	5.5512	5.7255	5.6240
Minimum prices paid § for each share	5.5512	5.7255	5.6240

The aggerate amount paid by the company for the shares to which this return relates was:	£ 8450373.25
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 42255

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed S Fennell Designation ‡ Asst Sec Date 16/8/02

Presentor's name address and reference (if any) :

SONIA FENNELL
THE BOOTS COMPANY PLC
GROUP HEADQUARTERS

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

EXHIBIT 87



CHFP029

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number
27657

Name of company

* insert full name of company

* THE BOOT'S COMPANY PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	750,000	500,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	30/07/02	31/07/02	01/08/02
Maximum prices paid § for each share	5.6386	5.5133	5.4754
Minimum prices paid § for each share	5.6386	5.5133	5.4754

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 12511250.13
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 62560

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed S Fennell Designation ‡ Asst Sec Date 16/8/02.

Presentor's name address and reference (if any) :

SONIA FENNELL
THE BOOTS COMPANY PLC
GROUP HEADQUARTERS

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

EXHIBIT 88

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please complete legibly, preferably in black type,or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number
27657

Name of company

* insert full name of company

* THE BOOT'S COMPANY PLC

Please do not write in the space below. For Inland Revenue use only

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	500,000	500,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	09/08/02	12/08/02	13/08/02
Maximum prices paid § for each share	5.5190	5.4802	5.5924
Minimum prices paid § for each share	5.5190	5.4802	5.5924

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 8295787.76
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 41480

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Secretary Date 29/8/02

Presentor's name address and reference (if any) :

SONIA FENNELL
THE BOOTS COMPANY PLC
GROUP HEADQUARTERS

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

EXHIBIT 89

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number
27657

Name of company

* insert full name of company

* THE BOOT'S COMPANY PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	500,000	500,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	14/08/02	15/08/02	21/08/02
Maximum prices paid § for each share	5.6579	5.6975	5.7353
Minimum prices paid § for each share	5.6579	5.6975	5.7353

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 8545360.13
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 42730

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Secretary Date 29/8/02

Presentor's name address and reference (if any) :

SONIA FENNELL
THE BOOTS COMPANY PLC
GROUP HEADQUARTERS

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

EXHIBIT 90



COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029



Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985



Please do not write in the space below For Inland Revenue use only

Please complete legibly, preferably in black type,or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 27657

Name of company

* insert full name of company

* THE BOOT'S COMPANY PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	1,000,000	500,000	250,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	27/08/02	28/08/02	04/09/02
Maximum prices paid § for each share	5.9448	5.7102	5.4656
Minimum prices paid § for each share	5.7373	5.7102	5.4656

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 10062593.75
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 50315

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed S Fennell Designation ‡ Asst Sec Date 5/9/02

Presentor's name address and reference (if any) :

SONIA FENNELL
THE BOOTS COMPANY PLC
GROUP HEADQUARTERS

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

EXHIBIT 91

G

CHFP029

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169



Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.





Please complete legibly, preferably in black type,or bold block lettering

* insert full name of company

To the Registrar of Companies
(Address overleaf)

For offical use

Company number
27657

Name of company

* THE BOOT'S COMPANY PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this informaton

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	500,000	500,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	06/09/02	09/09/02	10/09/02
Maximum prices paid § for each share	5.4447	5.4496	5.3860
Minimum prices paid § for each share	5.4447	5.4496	5.3860

The aggerate amount paid by the company for the shares to which this return relates was:	£ 8140149.63
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 40705

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed S Fennell Designation ‡ Asst Sec Date 13/9/02.

Presentor's name address and reference (if any) :

SONIA FENNELL
THE BOOTS COMPANY PLC
GROUP HEADQUARTERS

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

EXHIBIT 92

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin



Pursuant to section 169 of the Companies Act 1985



Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use | Company number 27657

Name of company

* insert full name of company

* THE BOOT'S COMPANY PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	250,000	500,000	500,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	17/09/02	18/09/02	19/09/02
Maximum prices paid § for each share	5.6130	5.5502	5.5233
Minimum prices paid § for each share	5.6130	5.5502	5.5233

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 6945019.26
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 34730

Signed S Powell Designation ‡ Asst Sec Date 23/9/02

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presentor's name address and reference (if any) :

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

EXHIBIT 93

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029





Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below For Inland Revenue use only

Please complete legibly, preferably in black type,or bold block lettering

To the Registrar of Companies (Address overleaf)

For offical use

Company number 27657

Name of company

* insert full name of company

* THE BOOT'S COMPANY PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this informaton

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	500,000	500,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	11/09/02	12/09/02	16/09/02
Maximum prices paid § for each share	5.4636	5.5114	5.5907
Minimum prices paid § for each share	5.4636	5.5114	5.5907

The aggerate amount paid by the company for the shares to which this return relates was:	£ 8282905.63
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 41415

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed S Farrell Designation ‡ Asst Sec Date 23/9/02

Presentor's name address and reference (if any) :

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

EXHIBIT 94

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For offical use

Company number 27657

Name of company

* insert full name of company

* THE BOOT'S COMPANY PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this informaton

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	581,394	
Nominal value of each share	0.25	0.25	
Date(s) on which the shares were delivered to the company	20/09/02	24/09/02	
Maximum prices paid § for each share	5.5069	5.3287	
Minimum prices paid § for each share	5.5069	5.3287	

The aggerate amount paid by the company for the shares to which this return relates was:	£ 5851534.02
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 29260

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed S Fennell Designation ‡ Asst Sec Date 26/9/02

Presentor's name address and reference (if any) :

SONIA FENNELL
THE BOOTS COMPANY PLC
GROUP HEADQUARTERS

For official Use
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by an Inland Revenue Stamp Office to confirm that the appropiate amount of Stamp Duty has been paid. Inland Revenue Stamp Offices are located at:

Birmingham Stamp Office
5th Floor
Norfolk House
Smallbrook Queensway
Birmingham B5 4LA

DX: 15001 Birmingham 1
Tel: 0121 633 3313

Bristol Stamp Office
The Pithay
All Saints Street
Bristol
BS1 2NY

DX: 7899 Bristol 1
Tel: 0117 927 2022

Manchester Stamp Office
Alexandra House
Parsonage
Manchester
M60 9BT

DX: 14430 Manchester
Tel: 0161 476 1741

Newcastle Stamp Office
15th Floor, Cale Cross House
156 Pilgrim Street
Newcastle Upon Tyne
NE1 6TF

DX: 61021 Newcastle Upon Tyne
Tel: 0191 261 1199

Edinburgh Stamp Office
Mulberry House
16 Picardy Place
Edinburgh
EH1 3NF

DX: ED 303 Edinburgh 1
Tel: 0131 556 8998

London Stamp Office
(Personal callers only)
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 0171 438 7252/7452

Worthing Stamp Office
(Postal application only)
Ground Floor
East Block
Barrington Road
Worthing BN12 4SE

DX: 3799 Worthing 1
Tel: 01903 508962

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to an Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be delivered to Companies House within one month of the shares being purchased. The form must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX:33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX:235 Edinburgh

EXHIBIT 95


SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number 27657

Company Name in full The Boots Company PLC

Complete in all cases

Date of change of particulars — Day 27 Month 09 Year 2002

Changes of particulars form

Name *Style / Title: MR *Honours etc:

Forename(s): HOWARD

Surname: DODD

† Date of Birth — Day 04 Month 04 Year 1959

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*: APARTMENT 6, YORKE HOUSE, NORTH ROAD, THE PARK

Post town: NOTTINGHAM

County / Region: Postcode: NG7 1AX

Country: ENGLAND

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Delete as appropriate.

Signed [signature] **Date** 10/10/02

(** ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, THE BOOTS COMPANY PLC, GROUP HEADQUARTERS, NOTTINGHAM, ., NG2 3AA

Tel 0115-968 7094

DX number 712061 DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland

EXHIBIT 96



Please complete in typescript, or in bold black capitals

CHFP029

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number: 27657

Company Name in full: The Boots Company PLC

	Day	Month	Year
Date of termination of appointment	0 6	1 1	2 0 0 2

as director: X   as secretary: [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

Please insert details as previously notified to Companies House.

*Style / Title: MS   *Honours etc:

Forename(s): FIONA MARY

Surname: HARRISON

	Day	Month	Year
†Date of Birth	2 6	1 2	1 9 5 0

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Delete as appropriate

Signed: [signature]   Date: 11 NOV 2002

(** serving ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, THE BOOTS COMPANY PLC, GROUP HEADQUARTERS, NOTTINGHAM, , NG2 3AA

Tel 0115-968 7094

DX number 712061   DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   DX 235 Edinburgh



EXHIBIT 97

FILE COPY

02 DEC 23 AM 9:41


DIEU ET MON DROIT

CERTIFICATE OF INCORPORATION
OF A PUBLIC LIMITED COMPANY

Company No. 4452715

The Registrar of Companies for England and Wales hereby certifies that

HALFORDS GROUP PLC

is this day incorporated under the Companies Act 1985 as a public company and that the company is limited.

Given at Companies House, London, the 31st May 2002

N04452715F

For The Registrar Of Companies



COMPANIES HOUSE



Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

12

Declaration on application for registration

Company Name in full HALFORDS GROUP PLC

I, SONIA FENNELL

of GULLIVER COTTAGE, CLIFTON ON THE WOLDS, NOTTINGHAM

do solemnly and sincerely declare that I am a † [~~Solicitor engaged in the formation of the company~~][person named as director or secretary of the company in the statement delivered to the Registrar under section 10 of the Companies Act 1985] and that all the requirements of the Companies Act 1985 in respect of the registration of the above company and of matters precedent and incidental to it have been complied with.

† Please delete as appropriate.

And I make this solemn Declaration conscientiously believing the same to be true and by virtue of the Statutory Declarations Act 1835.

Declarant's signature S Fennell

Declared at 2 KAYES WALK NOTTINGHAM

	Day	Month	Year
On	27	05	2002

before me ❶ CHRISTOPHER CHARLES HODSON

❶ Please print name.

Signed C. C. Hodson **Date** 27 May 2002

† A ~~Commissioner for Oaths or~~ Notary Public ~~or Justice of the Peace or~~ Solicitor

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

STUART MACLEAN
SLAUGHTER AND MAY
Tel 020 7090 3238
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised June 1998



Companies House

for the record

10

Please complete in typescript, or in bold black capitals.

CHWP000

Notes on completion appear on final page

First directors and secretary and intended situation of registered office

Company Name in full HALFORDS GROUP PLC

Proposed Registered Office Icknield Street Drive

(PO Box numbers only, are not acceptable) Washford West

Post town Redditch

County / Region Worcestershire Postcode B98 0DE

If the memorandum is delivered by an agent for the subscriber(s) of the memorandum mark the box opposite and give the agent's name and address.

Agent's Name

Address

Post town

County / Region Postcode

Number of continuation sheets attached

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to ... public record

Stuart MacLean, Slaughter and May

Tel 020 7090 3238

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Secretary (see notes 1-5)

Company name

NAME *Style / Title | *Honours etc

* Voluntary details

Forename(s) Michael John

Surname Oliver

Previous forename(s)

Previous surname(s)

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principle office address.

Address †† 31 Westgate

Post town Southwell

County / Region Nottinghamshire Postcode NG25 0JN

Country England

I consent to act as secretary of the company named on page 1

Consent [signature] **Date** 24th May 2002

Directors (see notes 1-5)

Please list directors in alphabetical order

NAME *Style / Title | *Honours etc

Forename(s) Michael John

Surname Oliver

Previous forename(s)

Previous surname(s)

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principle office address.

Address †† 31 Westgate

Post town Southwell

County / Region Nottinghamshire Postcode NG25 0GN

Country England

Date of birth Day 12 Month 04 Year 1949 **Nationality** British

Business occupation Solicitor

Other directorships see continuation sheet

I consent to act as director of the company named on page 1

Consent signature [signature] **Date** 24th May 2002

Directors (see notes 1-5)

Please list directors in alphabetical order

NAME *Style / Title	*Honours etc
Forename(s)	Sonia
Surname	Fennell
Previous forename(s)	
Previous surname(s)	
Address †	Gilliver Cottage, Gilliver Lane
Post town	Clipston on the Wolds
County / Region	Nottingham — Postcode NG12 5PD
Country	England
Date of birth (Day Month Year)	2 9 0 7 1 9 5 9 — **Nationality** British
Business occupation	Chartered Secretary
Other directorships	None

† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principle office address.

I consent to act as director of the company named on page 1

Consent signature [signature] **Date** 23/5/02

This section must be signed by

Either an agent on behalf of all subscribers — **Signed** [signature] **Date** 22.05.02

~~Or~~ the subscribers — **Signed** [signature] **Date** 22.05.02

(i.e those who signed as members on the memorandum of association).

Signed	**Date**
Signed	**Date**
Signed	**Date**
Signed	**Date**
Signed	**Date**

HALFORDS GROUP PLC

Michael John Oliver

Other Directorships

Current

Albionflag Limited
Boots (Quest) Trustee Limited
Boots Beauty International Limited
Boots Holdings (BHI) Limited
Boots Investments Limited
Boots Optical (Corby) Limited
Boots Pure Drug Company Limited
Boots Share Plan Trustee Limited
C.L. (Basingstoke) Limited
E F Smith (Birmingham Limited
Green, Young & Company Limited
Halfords Limited
Halfords Vehicle Management Limited
Hostens Limited
Keepissue Limited
N.G. Hayter Limited
Northampton Investment Company, Limited
Philips Optical Limited
Slateplace Limited
The Boots Company (Nominees) Limited
Underwoods PLC
Ward White Developments Limited
Ward White International Limited

Past

Boots Practitioner Networks PLC
Boots Retail (Taiwan) Limited
BootsPhoto.com Limited
Handbag.com Limited
Pepperpower Limited
Pepperworld Limited

Registered No.

MEMORANDUM OF ASSOCIATION

OF

HALFORDS GROUP PLC

4452715

001507

1. Name

The name of the company is "HALFORDS GROUP PLC".

2. Type of Company

The company is to be a public company.

3. Registered Office

The company's registered office is to be situated in England and Wales.

4. Objects

The objects for which the company is established are:-

(A) To carry on business as a general commercial company and to carry on any trade or business whatsoever.

(B) To acquire any estate or interest in and to take options over, construct, develop or exploit any property, real or personal, and rights of any kind and the whole or any part of the undertaking, assets and liabilities of any person and to act as a holding company.

(C) To provide services of all descriptions.

(D) To lend money and grant or provide credit and financial accommodation to any person and to deposit money with any person.

(E) To invest money of the company in any investments and to hold, sell or otherwise deal with investments or currencies or other financial assets.

(F) To enter into any arrangements with any government or authority or person and to obtain from any government or authority or person any legislation, orders, rights, privileges, franchises and concessions.

(G) To borrow and raise money and accept money on deposit and to secure or discharge any debt or obligation in any manner and in particular (without prejudice to the generality of the foregoing) by mortgages of or charges upon all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by the creation and issue of securities.

(H) To enter into any guarantee, contract of indemnity or suretyship and in particular (without prejudice to the generality of the foregoing) to guarantee, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by both such methods or in any other manner, the performance of any obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums interest dividends and other moneys payable on or in respect of any securities or liabilities of, any person, including (without prejudice to the generality of the foregoing) any company which is at the relevant time a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company.

(I) To amalgamate or enter into partnership or any profit-sharing arrangement with, or to co-operate or participate in any way with, or to take over or assume any obligation of, or to assist or subsidise any person.

(J) To sell, exchange, mortgage, charge, let, grant licences, easements, options and other rights over, and in any other manner deal with, or dispose of, all or any part of the undertaking, property and assets (present and future) of the company for any or for no consideration and in particular (without prejudice to the generality of the foregoing) for any securities or for a share of profit or a royalty or other periodical or deferred payment.

(K) To issue and allot securities of the company for cash or in payment or part payment for any real or personal property purchased or otherwise acquired by the company or any services rendered to the company or as security for any obligation or amount (even if less than the nominal amount of such securities) or for any other purpose, and to give any remuneration or other compensation or reward for services rendered or to be rendered in placing or procuring subscriptions of, or otherwise assisting in the issue of, any securities of the company or in or about the formation of the company or the conduct or course of its business.

(L) To establish or promote, or concur or participate in establishing or promoting, any company, fund or trust and to subscribe for, underwrite, purchase or otherwise acquire securities of any company, fund or trust and to act as director of and as secretary, manager, registrar or transfer agent for any other company and to act as trustee of any

kind and to undertake and execute any trust and any trust business (including the business of acting as trustee under wills and settlements and as executor and administrator).

(M) To pay all the costs, charges and expenses preliminary or incidental to the promotion, formation, establishment and incorporation of the company, and to procure the registration or incorporation of the company in or under the laws of any place outside England.

(N) To the extent permitted by law, to give financial assistance for the purpose of the acquisition of shares of the company or any company which is at the relevant time the company's holding company or subsidiary or another subsidiary of any such holding company or for the purpose of reducing or discharging a liability incurred for the purpose of such an acquisition.

(O) To grant or procure the grant of donations, gratuities, pensions, annuities, allowances or other benefits, including benefits on death, to, or purchase and maintain any type of insurance for or for the benefit of, any directors, officers or employees or former directors, officers or employees of the company or any company which at any time is or was a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company or of any predecessor in business of any of them, and to the relations, connections or dependants of any such persons, and to other persons whose service or services have directly or indirectly been of benefit to the company or whom the board of directors of the company considers have any moral claim on the company or to their relations, connections or dependants, and to establish or support any funds, trusts, insurances or schemes or any associations, institutions, clubs or schools, or to do any other thing likely to benefit any such persons or otherwise to advance the interests of such persons or the company or its members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of such persons or the company or its members or for any national, charitable, benevolent, educational, social, public, political, general or useful object.

(P) To cease carrying on or to wind up any business or activity of the company, and to cancel any registration of and to wind up or procure the dissolution of the company in any state or territory.

(Q) To distribute any of the property of the company among its creditors and members or any class of either in cash, specie or kind.

(R) To do all or any of the above things or matters in any part of the world and either as principals, agents, contractors, trustees or otherwise and by or through trustees, agents or otherwise and either alone or in conjunction with others.

(S) To carry on any other activity and do anything of any nature which in the opinion of the board of directors of the company is or may be capable of being conveniently carried

on or done in connection with the above, or likely directly or indirectly to enhance the value of or render more profitable all or any part of the company's undertaking property or assets or otherwise to advance the interests of the company or of its members.

(T) To do any other thing which in the opinion of the board of directors of the company is or may be incidental or conducive to the attainment of the above objects or any of them.

(U) In this clause "**company**", except where used in reference to this company, shall include any partnership or other body of persons, whether incorporated or not incorporated, and whether formed, incorporated, domiciled or resident in the United Kingdom or elsewhere, "**person**" shall include any company as well as any other legal or natural person, "**securities**" shall include any fully, partly or nil paid or no par value share, stock, unit, debenture, debenture or loan stock, deposit receipt, bill, note, warrant, coupon, right to subscribe or convert, or similar right or obligation, "**and**" and "**or**" shall mean "**and/or**" where the context so permits, "**other**" and "**otherwise**" shall not be construed ejusdem generis where a wider construction is possible, and the objects specified in the different paragraphs of this clause shall not, except where the context expressly requires, be in any way limited or restricted by reference to or inference from the terms of any other paragraph or the name of the company or the nature of any trade or business carried on by the company, or by the fact that at any time the company is not carrying on any trade or business but may be carried out in as full and ample a manner and shall be construed in as wide a sense as if each of those paragraphs defined the objects of a separate distinct and independent company.

5. Liability of Members

The liability of the members is limited.

6. Share Capital

The company's share capital is £100,000 divided into 50,000 Ordinary Shares of £1 each and 50,000 Preference Shares of £1 each, and the company shall have the power from time to time to divide the original or any increased capital into classes, and to attach thereto any preferential, deferred, qualified or other special rights, privileges, restrictions or conditions.

We, the subscribers of this memorandum of association, wish to be formed into a company pursuant to this memorandum; and we agree to take the number of shares shown opposite

NAMES, ADDRESSES AND DESCRIPTIONS OF SUBSCRIBERS	Number of Shares taken by each Subscriber
For and on behalf of TRUCIDATOR NOMINEES LIMITED 2 Lambs Passage, EC1Y 8BB Director	One Ordinary Share
For and on behalf of TREXCO LIMITED 2 Lambs Passage, EC1Y 8BB Director	One Ordinary Share

DATED the 22nd day of May 2002

WITNESS to the above Signatures:-

Stuart MacLean
One Bunhill Row
London EC1Y 8YY

ARTICLES OF ASSOCIATION

of

HALFORDS GROUP PLC

(Articles adopted on 22 May 2002)

Interpretation

1. Exclusion of Table A

No regulations set out in any statute, or in any statutory instrument or other subordinate legislation made under any statute, concerning companies shall apply as the regulations or articles of the company.

2. Definitions

In these articles unless the context otherwise requires:-

"**address**", in relation to electronic communications, includes any number or address used for the purposes of such communications;

"**these articles**" means these articles of association as altered from time to time and the expression "**this article**" shall be construed accordingly;

"**the auditors**" means the auditors from time to time of the company or, in the case of joint auditors, any one of them;

"**the board**" means the board of directors from time to time of the company or the directors present at a meeting of the directors at which a quorum is present;

"**Business Day**" means a day (other than a Saturday or a Sunday) on which banks are open for business in London;

"**certificated share**" means a share which is not an uncertificated share;

"**clear days**" in relation to the period of a notice means that period excluding the day when the notice is served or deemed to be served and the day for which it is given or on which it is to take effect;

"**the Companies Acts**" means every statute (including any orders, regulations or other subordinate legislation made under it) from time to time in force concerning companies in so far as it applies to the company;

"**Dividend Date**" means, in respect of any Preference Share, the 28th day of each month in each year from the date of subscription of the Preference Shares provided that if any such date is not a Business Day, the Dividend Date shall be the next following day that is a Business Day unless that day falls in the next calendar month, in which case it will be the first Business Day preceding such date;

"**Dividend Payment Date**" means, in respect of any Preference Share, any Dividend Date falling on or before the first to occur of the date on which a winding up of the company commences, the date on which the capital on the Preference Share is returned other than on a winding up of the company and the date on which the redemption monies in respect of a redemption of Preference Shares are paid in full and such additional date or dates as may be determined by the directors from time to time, providing that if any such date determined is not a Business Day, the Dividend Payment Date shall be the next following day that is a Business Day unless that day falls in the next calendar month in which case it will be the first Business Day preceding such date;

"**Dividend Period**" means, in respect of any Preference Share, the period from and including the date of subscription of the Preference Share to, but excluding, the first Dividend Payment Date and each successive period from and including a Dividend Payment Date to, but excluding, the next Dividend Payment Date;

"**Dividend Rate**" means 5 per cent per annum;

"**electronic signature**" means anything in electronic form which the board requires to be incorporated into or otherwise associated with an electronic communication for the purpose of establishing the authenticity or integrity of the communication;

"**the holder**" in relation to any shares means the member whose name is entered in the register as the holder of those shares;

"**the Listing Rules**" means the rules which are made from time to time by the relevant competent authority for the purposes of the regulation of the official listing of the company's securities;

"**member**" means a member of the company;

"**the office**" means the registered office from time to time of the company;

"**paid up**" means paid up or credited as paid up;

"**participating class**" means a class of shares title to which is permitted by an Operator to be transferred by means of a relevant system;

"**person entitled by transmission**" means a person whose entitlement to a certificated share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law has been noted in the register;

"**£** and "**pound**" mean the lawful currency for the time being of the United Kingdom;

"**Preference Share Redemption Date**" means the date on which a redemption is due to take place pursuant to article 4(A)(iii)(a);

"**Preference Share Redemption Notice**" means any notice given to holders of the Preference Shares pursuant to article 4(A)(iii)(a);

"**Preference Shares**" means the fixed rate cumulative redeemable preference shares of £1 nominal value in the share capital of the Company having the rights set out in these articles;

"**the register**" means the register of members of the company;

"**seal**" means any common or official seal that the company may be permitted to have under the Companies Acts;

"**the secretary**" means the secretary, or (if there are joint secretaries) any one of the joint secretaries, of the company and includes an assistant or deputy secretary and any person appointed by the board to perform any of the duties of the secretary;

"**uncertificated share**" means a share of a class which is at the relevant time a participating class title to which is recorded on the register as being held in uncertificated form;

"**the Uncertificated Securities Regulations**" means the Uncertificated Securities Regulations 2001 as amended from time to time and any provisions of or under the Companies Acts which supplement or replace such Regulations;

"**United Kingdom**" means Great Britain and Northern Ireland;

references to a document being **executed** include references to its being executed under hand or under seal or by any other method except by means of an electronic signature;

references to a document being **signed** or to **signature** include references to its being executed under hand or under seal or by any other method and, in the case of an electronic communication, are to its bearing an electronic signature;

references to **writing** include references to any method of representing or reproducing words in a legible and non-transitory form including by way of electronic communications where specifically provided in a particular article or where permitted by the board in its absolute discretion;

words or expressions to which a particular meaning is given by the Companies Acts in force when these articles or any part of these articles are adopted bear (if not inconsistent with the subject matter or context) the same meaning in these articles or that part (as the case may be) save that the word "company" shall include any body corporate; and

references to a **meeting** shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person.

Headings are included only for convenience and shall not affect meaning.

3. **Form of Resolution**

(A) Where for any purpose an ordinary resolution of the company is required, a special or extraordinary resolution shall also be effective and where for any purpose an extraordinary resolution is required a special resolution shall also be effective.

(B) Subject to the Companies Acts, a resolution in writing signed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effectual as if it had been passed at a general meeting properly convened and held and may consist of several instruments in the like form each signed by or on behalf of one or more of the members. In this paragraph of this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

Share Capital

4. **Authorised Share Capital**

The authorised share capital of the company at the date of adoption of this article is £100,000 divided into 50,000 ordinary shares of £1 each AND 50,000 Preference Shares of £1 each.

(A) Rights Attaching to the Preference Shares

The Preference Shares shall have the rights and be subject to the limitations and restrictions set out below:-

(i) Income

(a) Subject always to the provisions of the Companies Act 1985, out of the profits available for distribution, the holders of the Preference Shares shall be entitled, in priority to the transfer of any sum to reserves and to any payment of dividend to the holders of the ordinary shares or the holders of any other class of shares issued by the company to be paid a cumulative preferential dividend in respect of each Dividend Period at the Dividend Rate on the nominal value paid up in respect thereof, such dividend to be payable in sterling on the Dividend Payment Date immediately following the end of such Dividend Period.

(b) Preferential dividends shall accrue at the Dividend Rate on a daily basis and, in respect of any Dividend Period shorter than a year, will be

calculated on the basis of a 365 day year and the actual number of days elapsed in such Dividend Period.

(c) Preferential dividends shall be cumulative and shall, subject to the provisions of the Companies Act 1985, be paid out of profits available for distribution and, accordingly, if and to the extent that the profits of the company available for distribution by way of dividend are not sufficient to pay the full amount of the dividend due for payment on the Preference Shares on a particular Dividend Payment Date, then each dividend which would have been payable on such date (or so much thereof as remains unpaid) shall become immediately payable as soon as and to the extent that the company does have such profits available for distribution.

(ii) Capital

(a) Subject to article 4(A)(ii)(b) below, on a return of capital on a winding up or otherwise, the holders of the Preference Shares shall be entitled, in priority to any payment to the holders of the ordinary shares, or the holders of any other class of shares issued by the company, to receive an amount in respect of each Preference Share equal to the nominal amount paid up on each such Preference Share together with a sum equal to all arrears and accruals (if any) of the preferential dividend payable thereon, irrespective of whether or not such dividend has been declared or has become due and payable, such sum to be calculated up to but excluding the date of the commencement of the winding up or, in the case of a return of capital otherwise than on a winding up, the date of the return of capital.

(b) The provisions contained in article 4(A)(ii)(a) do not apply to any redemption by the company of any of its own shares of any class in accordance with the terms of any such shares.

(iii) Redemption

(a) Subject to the provisions of the Companies Act 1985:-

(1) the company may redeem all or any of the Preference Shares by giving not less than two nor more than five Business Days' notice in writing (a "Preference Share Redemption Notice") to the holder(s) of such Preference Shares (the date on which any such redemption is due to take place being referred to in these articles as the "Preference Share Redemption Date"). Where a Preference Share holder after 30 clear days after becoming a Preference Share holder gives written notice to the Company requiring it, the Company shall within 5 Business Days of receiving such notice serve a Preference Share Redemption Notice pursuant to this article 4(A)(i)(1).

(2) The company shall on 31 December 2003 (or if that day is not a Business Day, then on the immediately succeeding Business Day) redeem all of the Preference Shares (the date on which any such redemption is due to take place being referred to in these articles as the "Preference Share Redemption Date"), and shall give not less than two nor more than five Business Days' notice in writing (a "Preference Share Redemption Notice") to the holder(s) of such Preference Shares of that redemption.

(b) Any Preference Share Redemption Notice shall specify the place in the United Kingdom, or such other place as may be reasonably acceptable to the company and the holders of the relevant Preference Shares, at which the certificates for the Preference Shares are to be surrendered to the company following redemption. Each of the holders of the relevant Preference Shares shall, as soon as reasonably practicable following redemption, deliver to the company at the place specified in the Preference Share Redemption Notice, the certificates to the Preference Shares which have been redeemed, and such certificates shall then be cancelled.

(c) On the Preference Share Redemption Date, the company shall, subject always to the provisions of the Companies Act 1985, be bound to redeem the relevant Preference Shares and shall pay to such holders no later than 12.00 noon (London time) the amounts due to them in respect of such redemption in immediately available funds at the account notified from time to time in writing by the holder of such Preference Shares to the company. On redemption, there shall be paid on each Preference Share to be redeemed under this article 4(A)(iii) an amount equal to the nominal amount paid up on each such Preference Share together with a sum equal to all arrears and accruals (if any) of the preferential dividend payable thereon irrespective of whether or not such dividend has been declared or has become due and payable such sum to be calculated up to but excluding the relevant Preference Share Redemption Date.

(d) As from the Preference Share Redemption Date the preferential dividend shall cease to accrue on the relevant Preference Shares, except in the case of any Preference Shares in respect of which payment of the moneys due on redemption shall not have been paid in accordance with this article, in which case the preferential dividend shall continue to accrue at the Dividend Rate on the basis of a 365 day year from and including the Preference Share Redemption Date down to but excluding the actual date of payment of such redemption moneys. Preference Shares shall not be treated as having been redeemed until all the moneys due on redemption and all arrears and accruals of the preferential dividend arising from and including the Preference Share Redemption Date have been paid.

(e) The receipt of the registered holder for the time being of any Preference Shares or in the case of joint registered holders the receipt of any of them for the moneys payable on redemption thereof shall constitute an absolute discharge to the company in respect thereof.

(iv) Voting and General Meetings

Without prejudice to the rights of the holders of the Preference Shares pursuant to article 4(A)(v), the holders of the Preference Shares shall not have the right to receive notice of, or attend, or speak, or vote at a general meeting of the company.

(v) Further Issues, Variation of Rights and other Restrictions

(a) Save with the consent or sanction of the holder or holders of all of the Preference Shares the company shall not:

(1) create or issue:

(I) any other preference shares ranking as regards participation in the profits or assets of the company in some, all or any respects in priority to the Preference Shares; or

(II) any shares of any other class (or any securities convertible into any shares of any other class) ranking as regards participation in the profits or assets of the company in some, all or any respects in priority to the Preference Shares; or

(III) following the initial issue of the Preference Shares, further shares in the same class as the Preference Shares other than for the sole purpose of enabling the Preference Shares to be redeemed pursuant to this article, or

(2) vary the special rights attached to the Preference Shares.

(b) For the purposes of this article, an increase in authorised share capital shall not be deemed to be the creation of shares. The special rights attached to the Preference Shares shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with or after the Preference Shares in all respects.

(c) Notwithstanding the provisions of the Companies Act 1985, the provisions of this article 4(A)(v) may only be varied, amended or altered with the consent in writing of the holder or holders of all the Preference Shares.

(vi) Limitations

Notwithstanding the terms of any other article, no Preference Share shall:

(a) confer on its holder any right to participate in the profits or assets of the company other than as set out in article 4(A)(i), (ii) and (iii);

(b) confer on its holder any right to participate in any offer or invitation by way of rights or otherwise to subscribe for shares in the company; or

(c) confer on its holder any right to receive any shares credited as paid up wholly or in part by way of a capitalisation of profits or reserves.

(vii) Payments on Business Days

If any sum other than a dividend becomes due for payment in respect of the Preference Shares pursuant to these articles on a day which is not a Business Day, such payment shall be made on the next succeeding Business Day and that date shall constitute the relevant date on which the capital on the Preference Shares is returned or the relevant Preference Share Redemption Date (as the case may be) for the purposes of this article 4(A).

(B) Ranking

(i) Ranking of dividends

The profits of the company which are available for distribution shall be applied as follows:

(a) first, in paying to the holders of the Preference Shares as a class the preferential dividend in accordance with article 4(A) of these articles; and

(b) secondly, subject to payment of the preferential dividend, in paying to the holders of the ordinary shares as a class a dividend on each ordinary share of an amount equal to the amount of any dividend declared or resolved to be paid in accordance with article 120.

(ii) Winding-up or return of capital

On a return of assets on liquidation or capital reduction or otherwise the surplus assets of the Company remaining after the payment of its liabilities shall be applied:

(a) first, in paying to the holders of the Preference Shares, a sum equal to any arrears, deficiency and accruals of the preferential dividend payable thereon to be calculated up to and including the date of the commencement of the winding up or the return of capital together with an amount equal to the capital paid up or credited as paid up on those shares;

(b) secondly, in paying to the holders of the ordinary shares an amount per share equal to the amount paid up thereon; and

(c) thirdly, in distributing any balance of surplus assets amongst the holders of the ordinary shares in proportion to the amounts paid up or credited as paid up thereon.

5. Rights Attached to Shares

Subject to the provisions of the Companies Acts and to any rights attached to existing shares, any share may be issued with or have attached to it such rights and restrictions as the company may by ordinary resolution decide or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the board may decide.

6. Redeemable Shares

Subject to the provisions of the Companies Acts and to any rights attached to existing shares, any share may be issued which is to be redeemed, or is liable to be redeemed at the option of the company or the holder.

7. Purchase of Own Shares

Subject to the provisions of the Companies Acts and to any rights attached to existing shares, the company may purchase or may enter into a contract under which it will or may purchase all or any of its shares of any class, including any redeemable shares. Neither the company nor the board shall be required to select the shares to be purchased rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares.

8. Variation of Rights

Subject to the provisions of the Companies Acts, all or any of the rights attached to any existing class of shares may from time to time (whether or not the company is being wound up) be varied either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. All the provisions of these articles as to general meetings of the company shall, with any necessary modifications, apply to any such separate general meeting, but so that the necessary quorum shall be two persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class, (but so that at any adjourned meeting one holder present in person or by proxy (whatever the number of shares held by him) shall be a quorum), that every holder of shares of the class present in person or by proxy shall be entitled on a poll to one vote for every share of the class held by him (subject to any rights or restrictions attached to any class of shares) and that any holder of shares of the class present in person or by proxy may demand a poll. The foregoing provisions of this article shall apply to the variation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class and their special rights were to be varied.

9. Pari Passu Issues

The rights conferred upon the holders of any shares shall not, unless otherwise expressly provided in the rights attaching to those shares, be deemed to be varied by the creation or issue of further shares ranking pari passu with them.

10. Unissued Shares

Subject to the provisions of the Companies Acts and these articles and to any resolution passed by the company and without prejudice to any rights attached to existing shares, the unissued shares of the company (whether forming part of the original or any increased capital) shall be at the disposal of the board which may offer, allot, grant options over or otherwise deal with or dispose of them to such persons, at such times and for such consideration and upon such terms as the board may decide.

11. Payment of Commission

The company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Companies Acts.

12. Trusts Not Recognised

Except as ordered by a court of competent jurisdiction or as required by law, no person shall be recognised by the company as holding any share upon any trust and the company shall not be bound by or required in any way to recognise (even when having notice of it) any interest in any share or (except only as by these articles or by law otherwise provided) any other right in respect of any share other than an absolute right to the whole of the share in the holder.

13. Suspension of Rights Where Non-Disclosure of Interest

(A) Where the holder of any shares in the company, or any other person appearing to be interested in those shares, fails to comply within the relevant period with any statutory notice in respect of those shares, the company may give the holder of those shares a further notice (a "restriction notice") to the effect that from the service of the restriction notice those shares will be subject to some or all of the relevant restrictions, and from service of the restriction notice those shares shall, notwithstanding any other provision of these articles, be subject to those relevant restrictions accordingly.

(B) If after the service of a restriction notice in respect of any shares the board is satisfied that all information required by any statutory notice relating to those shares or any of them from their holder or any other person appearing to be interested in the shares the subject of the restriction notice has been supplied, the company shall, within seven days, cancel the restriction notice. The company may at any time at its discretion cancel any restriction notice or exclude any shares from it. The company shall cancel a restriction notice within seven days after receipt of a notice in writing that the relevant shares have been transferred pursuant to an arm's length sale.

(C) Where any restriction notice is cancelled or ceases to have effect in relation to any shares, any moneys relating to those shares which were withheld by reason of that notice shall be paid without interest to the person who would but for the notice have been entitled to them or as he may direct.

(D) Any new shares in the company issued in right of any shares subject to a restriction notice shall also be subject to the restriction notice, and the board may make any right to an allotment of the new shares subject to restrictions corresponding to those which will apply to those shares by reason of the restriction notice when such shares are issued.

(E) Any holder of shares on whom a restriction notice has been served may at any time request the company to give in writing the reason why the restriction notice has been served, or why it remains uncancelled, and within 14 days of receipt of such a notice the company shall give that information accordingly.

(F) If a statutory notice is given by the company to a person appearing to be interested in any share, a copy shall at the same time be given to the holder, but the failure or omission to do so or the non-receipt of the copy by the holder shall not invalidate such notice.

(G) This article is in addition to, and shall not in any way prejudice or affect, the statutory rights of the company arising from any failure by any person to give any information required by a statutory notice within the time specified in it. For the purpose of this article a statutory notice need not specify the relevant period, and may require any information to be given before the expiry of the relevant period.

(H) In this article:

a sale is an "**arm's length sale**" if the board is satisfied that it is a bona fide sale of the whole of the beneficial ownership of the shares to a party unconnected with the holder or with any person appearing to be interested in such shares and shall include a sale made by way of or in pursuance of acceptance of a takeover offer and a sale made through a recognised investment exchange or any other stock exchange outside the United Kingdom. For this purpose an associate (within the definition of that expression in any statute relating to insolvency in force at the date of adoption of this article) shall be included amongst the persons who are connected with the holder or any person appearing to be interested in such shares;

"**person appearing to be interested**" in any shares shall mean any person named in a response to a statutory notice or otherwise notified to the company by a member as being so interested or shown in any register or record kept by the company under the Companies Acts as so interested or, taking into account a response or failure to respond in the light of the response to any other statutory notice and any other relevant

information in the possession of the company, any person whom the company knows or has reasonable cause to believe is or may be so interested;

"**person with a 0.25 per cent. interest**" means a person who holds, or is shown in any register or record kept by the company under the Companies Acts as having an interest in, shares in the company which comprise in total at least 0.25 per cent. in number or nominal value of the shares of the company, or of any class of such shares, in issue at the date of service of the restriction notice;

"**relevant period**" means a period of 14 days following service of a statutory notice;

"**relevant restrictions**" mean in the case of a restriction notice served on a person with a 0.25 per cent. interest that:-

(i) the shares shall not confer on the holder any right to attend or vote either personally or by proxy at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or to exercise any other right conferred by membership in relation to general meetings;

(ii) the board may withhold payment of all or any part of any dividends or other moneys payable in respect of the shares and the holder shall not be entitled to receive shares in lieu of dividend;

(iii) the board may decline to register a transfer of any of the shares which are certificated shares, unless such a transfer is pursuant to an arm's length sale

and in any other case mean only the restriction specified in sub-paragraph (i) of this definition; and

"**statutory notice**" means a notice served by the company under the Companies Acts requiring particulars of interests in shares or of the identity of persons interested in shares.

14. Uncertificated Shares

(A) Pursuant and subject to the Uncertificated Securities Regulations, the board may permit title to shares of any class to be evidenced otherwise than by a certificate and title to shares of such a class to be transferred by means of a relevant system and may make arrangements for a class of shares (if all shares of that class are in all respects identical) to become a participating class. Title to shares of a particular class may only be evidenced otherwise than by a certificate where that class of shares is at the relevant time a participating class.

The board may also, subject to compliance with the Uncertificated Securities Regulations and the rules of any relevant system, determine at any time that title to any class of shares may from a date specified by the board no longer be evidenced otherwise than by a certificate or that title to such a class shall cease to be transferred by means of any particular relevant system. For the avoidance of doubt, shares which are uncertificated shares shall not be treated as forming a class which is separate from certificated shares with the same rights.

(B) In relation to a class of shares which is a participating class and for so long as it remains a participating class, no provision of these articles shall apply or have effect to the extent that it is inconsistent in any respect with:-

(i) the holding of shares of that class in uncertificated form;

(ii) the transfer of title to shares of that class by means of a relevant system; and

(iii) any provision of the Uncertificated Securities Regulations.

(C) Shares of a class which is at the relevant time a participating class may be changed from uncertificated to certificated form, and from certificated to uncertificated form, in accordance with and subject as provided in the Uncertificated Securities Regulations and the rules of any relevant system.

(D) Unless the board otherwise determines or the Uncertificated Securities Regulations or the rules of the relevant system concerned otherwise require, any shares issued or created out of or in respect of any uncertificated shares shall be uncertificated shares and any shares issued or created out of or in respect of any certificated shares shall be certificated shares.

15. Right to Share Certificates

Every person (except a person to whom the company is not by law required to issue a certificate) whose name is entered in the register as a holder of any certificated shares shall be entitled, without payment, to receive within the time limits prescribed by the Companies Acts (or, if earlier, within any prescribed time limit or within a time specified when the shares were issued) one certificate for all those shares of any one class. In the case of a certificated share held jointly by several persons, the company shall not be bound to issue more than one certificate and delivery of a certificate to one of several joint holders shall be sufficient delivery to all. A member who transfers some but not all of the shares comprised in a certificate shall be entitled to a certificate for the balance without charge.

16. Replacement of Share Certificates

If a share certificate is defaced, worn out, lost or destroyed, it may be replaced on such terms (if any) as to evidence and indemnity as the board may decide and, where it is defaced or worn out, after delivery of the old certificate to the company. Any two or more certificates

representing shares of any one class held by any member shall at his request be cancelled and a single new certificate for such shares issued in lieu. Any certificate representing shares of any one class held by any member may at his request be cancelled and two or more certificates for such shares may be issued instead. The board may require the payment of any exceptional out-of-pocket expenses of the company incurred in connection with the issue of any certificates under this article. Any one of two or more joint holders may request replacement certificates under this article.

17. Execution of Share Certificates

Every share certificate shall be executed under a seal or in such other manner as the board, having regard to the terms of issue and any listing requirements, may authorise and shall specify the number and class of the shares to which it relates and the amount or respective amounts paid up on the shares. The board may by resolution decide, either generally or in any particular case or cases, that any signatures on any share certificates need not be autographic but may be applied to the certificates by some mechanical or other means or may be printed on them or that the certificates need not be signed by any person.

Lien

18. Company's Lien on Shares Not Fully Paid

The company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable to the company (whether presently or not) in respect of that share. The company's lien on a share shall extend to every amount payable in respect of it. The board may at any time either generally or in any particular case waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this article.

19. Enforcing Lien by Sale

The company may sell, in such manner as the board may decide, any share on which the company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after a notice has been served on the holder of the share or the person who is entitled by transmission to the share, demanding payment and stating that if the notice is not complied with the share may be sold. For giving effect to the sale the board may authorise some person to execute an instrument of transfer of the share sold to or in accordance with the directions of the purchaser. The transferee shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in relation to the sale.

20. Application of Proceeds of Sale

The net proceeds, after payment of the costs, of the sale by the company of any share on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as it is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale and upon surrender, if required by the company, for cancellation of the certificate for the share sold) be paid to the person who was entitled to the share at the time of the sale.

Calls on Shares

21. Calls

Subject to the terms of issue, the board may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium) and not payable on a date fixed by or in accordance with the terms of issue, and each member shall (subject to the company serving upon him at least 14 clear days' notice specifying when and where payment is to be made) pay to the company as required by the notice the amount called on his shares. A call may be made payable by instalments. A call may be revoked or postponed, in whole or in part, as the board may decide. A person upon whom a call is made shall remain liable for all calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

22. Timing of Calls

A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

23. Liability of Joint Holders

The joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share.

24. Interest Due on Non-Payment

If a call remains unpaid after it has become due and payable, the person from whom it is due and payable shall pay interest on the amount unpaid from the day it is due and payable to the time of actual payment at such rate, not exceeding 15 per cent. per annum, as the board may decide, and all expenses that have been incurred by the company by reason of such non-payment, but the board shall be at liberty in any case or cases to waive payment of the interest or expenses wholly or in part.

25. Sums Due on Allotment Treated as Calls

Any amount which becomes payable in respect of a share on allotment or on any other date fixed by or in accordance with the terms of issue, whether in respect of the nominal amount of the share or by way of premium or as an instalment of a call, shall be deemed to be a call and, if it is not paid, all the provisions of these articles shall apply as if the sum had become due and payable by virtue of a call.

26. Power to Differentiate

The board may on or before the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

27. Payment of Calls in Advance

The board may, if it thinks fit, receive from any member who is willing to advance them all or any part of the moneys uncalled and unpaid upon any shares held by him and on all or any of the moneys so advanced may (until they would, but for the advance, become presently payable) pay interest at such rate, not exceeding (unless the company by ordinary resolution shall otherwise direct) 15 per cent. per annum, as the board may decide.

Forfeiture of Shares

28. Notice if Call or Instalment Not Paid

If any call or instalment of a call remains unpaid on any share after the day appointed for payment, the board may at any time serve a notice on the holder requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and any expenses incurred by the company by reason of such non-payment.

29. Form of Notice

The notice shall name a further day (not being less than 14 clear days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that in the event of non-payment on or before the day and at the place appointed, the shares in respect of which the call has been made or instalment is payable will be liable to be forfeited.

30. Forfeiture for Non-Compliance with Notice

If the notice is not complied with, any share in respect of which it was given may, at any time before payment of all calls or instalments and interest and expenses due in respect of it has been made, be forfeited by a resolution of the board to that effect and the forfeiture shall include all dividends declared and other moneys payable in respect of the forfeited shares and not paid before the forfeiture. The board may accept the surrender of any share liable to be forfeited and, in that event, references in these articles to forfeiture shall include surrender.

31. Notice after Forfeiture

When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share but no forfeiture shall be invalidated by any omission or neglect to give notice.

32. Sale of Forfeited Shares

Until cancelled in accordance with the requirements of the Companies Acts, a forfeited share shall be deemed to be the property of the company and may be sold or otherwise disposed of either to the person who was, before forfeiture, the holder or to any other person upon such terms and in such manner as the board shall decide. The board may for the purposes of the disposal authorise some person to execute an instrument of transfer to the designated transferee. The company may receive the consideration (if any) given for the share on its

disposal. At any time before a sale or disposition the forfeiture may be cancelled by the board on such terms as the board may decide.

33. Arrears to be Paid Notwithstanding Forfeitures

A person whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the company for cancellation the certificate for the forfeited shares but shall remain liable to pay to the company all moneys which at the date of the forfeiture were payable by him to the company in respect of those shares with interest thereon at the rate of 15 per cent. per annum (or such lower rate as the board may decide) from the date of forfeiture until payment, and the company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited or for any consideration received on their disposal.

34. Statutory Declaration as to Forfeiture

A statutory declaration that the declarant is a director of the company or the secretary and that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale or disposal.

Transfer of Shares

35. Transfer

(A) Subject to such of the restrictions of these articles as may be applicable:-

(i) any member may transfer all or any of his uncertificated shares by means of a relevant system in such manner provided for, and subject as provided in, the Uncertificated Securities Regulations and the rules of any relevant system, and accordingly no provision of these articles shall apply in respect of an uncertificated share to the extent that it requires or contemplates the effecting of a transfer by an instrument in writing or the production of a certificate for the share to be transferred; and

(ii) any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the board may approve.

(B) The transferor of a share shall be deemed to remain the holder of the share concerned until the name of the transferee is entered in the register in respect of it.

36. Execution of Transfer

The instrument of transfer of a certificated share shall be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee. All instruments of transfer, when registered, may be retained by the company.

37. Rights to Decline Registration of Partly Paid Shares

The board may, in its absolute discretion and without giving any reason for so doing, decline to register any transfer of any share which is not a fully paid share.

38. Other Rights to Decline Registration

(A) Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the Uncertificated Securities Regulations, and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

(B) The board may decline to register any transfer of a certificated share unless:-

(i) the instrument of transfer is left at the office or such other place as the board may from time to time determine accompanied (save in the case of a transfer by a person to whom the company is not required by law to issue a certificate and to whom a certificate has not been issued) by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the person executing the instrument of transfer to make the transfer;

(ii) the instrument of transfer is in respect of only one class of share; and

(iii) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

39. No Fee for Registration

No fee shall be charged by the company for registering any transfer, document or instruction relating to or affecting the title to any share or for making any other entry in the register.

40. Untraced Shareholders

The company may sell any certificated shares in the company on behalf of the holder of, or person entitled by transmission to, the shares at the best price reasonably obtainable at the time of sale if:-

(i) the shares have been in issue either in certificated or uncertificated form throughout the qualifying period and at least three cash dividends have become payable on the shares during the qualifying period;

(ii) no cash dividend payable on the shares has either been claimed by presentation to the paying bank of the relevant cheque or warrant or been satisfied by the transfer of funds to a bank account designated by the holder of, or person entitled by transmission to, the shares or by the transfer of funds by means of a relevant system at any time during the relevant period;

(iii) so far as any director of the company at the end of the relevant period is then aware, the company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares; and

(iv) the company has caused two advertisements to be published, one in a newspaper with a national circulation and the other in a newspaper circulating in the area in which the last known postal address of the holder of, or person entitled by transmission to, the shares or the postal address at which service of notices may be effected under the articles is located, giving notice of its intention to sell the shares and a period of three months has elapsed from the date of publication of the advertisements or of the last of the two advertisements to be published if they are published on different dates.

For the purpose of this article:-

"**the qualifying period**" means the period of 12 years immediately preceding the date of publication of the advertisements referred to in sub-paragraph (iv) above or of the first of the two advertisements to be published if they are published on different dates; and

"**the relevant period**" means the period beginning at the commencement of the qualifying period and ending on the date when all the requirements of sub-paragraphs (i) to (iv) above have been satisfied.

To give effect to any sale of shares pursuant to this article the board may authorise some person to transfer the shares in question and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of sale shall belong to the company and, upon their receipt, the company shall become indebted to the former holder of, or person entitled by transmission to, the shares for an amount equal to the net proceeds. No trust shall be created in respect of the debt and no interest shall be payable in respect of it and the company shall not be required to account for any moneys earned from the net proceeds which may be employed in the business of the company or as it thinks fit.

Transmission of Shares

41. Transmission on Death

If a member dies, the survivor or survivors, where he was a joint holder, and his personal representatives, where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the company as having any title to his shares; but nothing contained in these articles shall release the estate of a deceased holder from any liability in respect of any share held by him solely or jointly with other persons.

42. Entry of Transmission in Register

Where the entitlement of a person to a certificated share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the board, the board shall within two months after proof cause the entitlement of that person to be noted in the register.

43. Election of Person Entitled by Transmission

Any person entitled by transmission to a certificated share may, subject as provided elsewhere in these articles, elect either to become the holder of the share or to have some person nominated by him registered as the holder. If he elects to be registered himself he shall give notice to the company to that effect. If he elects to have another person registered, he shall transfer title to the share to that person. The board may at any time require the person to elect either to be registered himself or to transfer the share and if the requirements are not complied with within 60 days of being issued the board may withhold payment of all dividends and other moneys payable in respect of the share until the requirements have been complied with. All the provisions of these articles relating to the transfer of, and registration of transfers of, certificated shares shall apply to the notice or transfer as if the death or bankruptcy of the member or other event giving rise to the transmission had not occurred and the notice or transfer was given or executed by the member.

44. Rights of Person Entitled by Transmission

Where a person becomes entitled by transmission to a certificated share, the rights of the holder in relation to that share shall cease, but the person entitled by transmission to the share may give a good discharge for any dividends or other moneys payable in respect of it and shall have the same rights in relation to the share as he would have had if he were the holder of it save that, until he becomes the holder, he shall not be entitled in respect of the share (except with the authority of the board) to attend or vote at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or to exercise any other right conferred by membership in relation to general meetings.

Alteration of Share Capital

45. Increase, Consolidation, Sub-Division and Cancellation

The company may from time to time by ordinary resolution:-

(i) increase its share capital by such sum to be divided into shares of such amount as the resolution shall prescribe;

(ii) consolidate, or consolidate and then sub-divide, all or any of its share capital into shares of larger amount than its existing shares;

(iii) subject to the Companies Acts, sub-divide its shares or any of them into shares of smaller amount and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage or be subject to any restriction as compared with the others; and

(iv) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

46. Fractions

(A) Whenever as a result of a consolidation, consolidation and sub-division or sub-division of shares any members would become entitled to fractions of a share, the board may deal with the fractions as it thinks fit. In particular the board may sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Companies Acts, the company) and distribute the net proceeds of sale in due proportion among those members and the board may authorise some person to transfer or deliver the shares to, or in accordance with the directions of, the purchaser. For the purposes of effecting the sale, the board may arrange for the shares representing the fractions to be entered in the register as certificated shares. The person to whom any shares are transferred or delivered shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings relating to the sale.

(B) Subject to the Companies Acts, when the board consolidates or sub-divides shares, it can treat certificated and uncertificated shares which a member holds as separate shareholdings.

47. Reduction of Capital

Subject to the provisions of the Companies Acts, the company may by special resolution reduce its share capital, any capital redemption reserve, any share premium account or any other undistributable reserve in any way.

General Meetings

48. Extraordinary General Meetings

Any general meeting of the company other than an annual general meeting shall be called an extraordinary general meeting.

49. Annual General Meetings

The board shall convene and the company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts.

50. Convening of Extraordinary General Meetings

The board may convene an extraordinary general meeting whenever it thinks fit.

51. Separate General Meetings

The provisions of these articles relating to general meetings shall apply, with any necessary modifications, to any separate general meeting of the holders of shares of a class convened otherwise than in connection with the variation or abrogation of the rights attached to the shares of that class. For this purpose, a general meeting at which no holder of a share other than an ordinary share may, in his capacity as a member, attend or vote shall also constitute a separate general meeting of the holders of the ordinary shares.

Notice of General Meetings

52. Length of Notice

An annual general meeting and an extraordinary general meeting convened for the passing of a special resolution or (save as provided by the Companies Acts) a resolution of which special notice has been given to the company shall be convened by not less than 21 clear days' notice in writing. All other extraordinary general meetings shall be convened by not less than 14 clear days' notice in writing. The notice shall specify the place, day and time of the meeting, and the general nature of the business to be transacted. Notice of every general meeting shall be given to all members other than any who, under the provisions of these articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the company, and also to the auditors or, if more than one, each of them. References in this article to notice in writing include the use of electronic communications and publication on a web site in accordance with the Companies Acts.

53. Omission or Non-Receipt of Notice

The accidental omission to give any notice of a meeting or the accidental omission to send any document relating to any meeting to, or the non-receipt of any such notice or document by, any person entitled to receive the notice or document shall not invalidate the proceedings at that meeting.

54. Postponement of General Meetings

If the board, in its absolute discretion, considers that it is impractical or undesirable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting, it may postpone or move the general meeting to another date, time and/or place. The board shall take reasonable steps to ensure that notice of the date, time and place of the rearranged meeting is given to any member trying to attend the meeting at the

original time and place. Notice of the date, time and place of the rearranged meeting shall, if practicable, also be placed in at least two national newspapers in the United Kingdom. Notice of the business to be transacted at such rearranged meeting shall not be required. If a meeting is rearranged in this way, the appointment of a proxy will be valid if it is received as required by these articles not less than 48 hours before the time appointed for holding the rearranged meeting. The board may also postpone or move the rearranged meeting under this article.

Proceedings at General Meetings

55. Quorum

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairman which shall not be treated as part of the business of the meeting. Save as otherwise provided by these articles, two members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

56. Procedure if Quorum Not Present

If within five minutes (or such longer time not exceeding one hour as the chairman of the meeting may decide to wait) after the time appointed for the commencement of the meeting a quorum is not present, the meeting, if convened by or upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned to such other day (being not less than three nor more than 28 days later) and at such other time or place as may have been specified for the purpose in the notice convening the meeting. Where no such arrangements have been so specified, the meeting shall stand adjourned to such other day (being not less than ten nor more than 28 days later) and at such other time or place as the chairman of the meeting may decide and, in this case, the company shall give not less than seven clear days' notice in writing of the adjourned meeting. References in this article to notice in writing include the use of electronic communications and publication on a web site in accordance with the Companies Acts. At any adjourned meeting one member present in person or by proxy (whatever the number of shares held by him) shall be a quorum and any notice of an adjourned meeting shall state that one member present in person or by proxy (whatever the number of shares held by him) shall be a quorum.

57. Security Arrangements

The board may direct that persons wishing to attend any general meeting should submit to such searches or other security arrangements or restrictions as the board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to, or to authorise some one or more persons who shall include a director or the secretary or the chairman of the meeting to, refuse entry to, or to eject from, such general meeting any person who fails to submit to such searches or otherwise to comply with such security arrangements or restrictions.

58. Chairman of General Meeting

The chairman (if any) of the board or, in his absence, the deputy chairman (if any) shall preside as chairman at every general meeting. If more than one deputy chairman is present they shall

agree amongst themselves who is to take the chair or, if they cannot agree, the deputy chairman who has been in office as a director longest shall take the chair. If there is no chairman or deputy chairman, or if at any meeting neither the chairman nor any deputy chairman is present within five minutes after the time appointed for the commencement of the meeting, or if neither the chairman nor any deputy chairman is willing to act as chairman, the directors present shall choose one of their number to act, or if one director only is present he shall preside as chairman if willing to act. If no director is present, or if each of the directors present declines to take the chair, the persons present and entitled to vote shall appoint one of their number to be chairman.

59. Orderly Conduct

The chairman shall take such action or give directions for such action to be taken as he thinks fit to promote the orderly conduct of the business of the meeting as laid down in the notice of the meeting. The chairman's decision on points of order, matters of procedure or arising incidentally from the business of the meeting shall be final as shall be his determination as to whether any point or matter is of such a nature.

60. Entitlement to Attend and Speak

Each director shall be entitled to attend and speak at any general meeting of the company. The chairman may invite any person to attend and speak at any general meeting of the company where he considers that this will assist in the deliberations of the meeting.

61. Adjournments

The chairman may at any time without the consent of the meeting adjourn any meeting (whether or not it has commenced or a quorum is present) either sine die or to another time or place where it appears to him that (a) the members wishing to attend cannot be conveniently accommodated in the place appointed for the meeting (b) the conduct of persons present prevents or is likely to prevent the orderly continuation of business or (c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted. In addition, the chairman may at any time with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting either sine die or to another time or place. When a meeting is adjourned sine die the time and place for the adjourned meeting shall be fixed by the board. No business shall be transacted at any adjourned meeting except business which might properly have been transacted at the meeting had the adjournment not taken place.

62. Notice of Adjournment

When a meeting is adjourned for three months or more, or sine die, notice of the adjourned meeting shall be given as in the case of an original meeting. Except where these articles otherwise require, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

Amendments

63. Amendments to Resolutions

In the case of a resolution duly proposed as a special or extraordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon and in the case of a resolution duly proposed as an ordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon unless either at least 48 hours prior to the time appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed notice in writing of the terms of the amendment and intention to move the same has been lodged at the office or the chairman in his absolute discretion decides that it may be considered or voted upon.

64. Amendments Ruled Out of Order

If an amendment shall be proposed to any resolution under consideration but shall be ruled out of order by the chairman of the meeting the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

Voting

65. Votes of Members

Subject to any special terms as to voting upon which any shares may be issued or may at the relevant time be held and to any other provisions of these articles, on a show of hands every member who is present in person at a general meeting of the company shall have one vote. Proxies cannot vote on a show of hands. On a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder. The rights of holders of Preference Shares to receive notice of and to attend, speak and vote at general meetings are set out in article 4(A)(iv).

66. Method of Voting

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded. Subject to the Companies Acts, a poll may be demanded by:-

(i) the chairman of the meeting; or

(ii) at least five members present in person or by proxy and entitled to vote; or

(iii) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all the members having the right to attend and vote at the meeting; or

(iv) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been

paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution on a show of hands has been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against the resolution.

67. Procedure if Poll Demanded

If a poll is properly demanded it shall be taken in such manner as the chairman shall direct. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

68. When Poll to be Taken

A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or on such date (being not later than 30 days after the date of the demand) and at such time and place as the chairman shall direct. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll.

69. Continuance of Other Business after Poll Demand

The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded, and it may be withdrawn with the consent of the chairman at any time before the close of the meeting or the taking of the poll, whichever is the earlier, and in that event shall not invalidate the result of a show of hands declared before the demand was made.

70. Votes on a Poll

On a poll votes may be given either personally or by proxy. A member may appoint more than one proxy to attend on the same occasion and if he does he shall specify the number of shares in respect of which each proxy is entitled to exercise the related votes and shall ensure that no proxy is appointed to exercise the votes which any other proxy has been appointed by that member to exercise.

71. Casting Vote of Chairman

In the case of an equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman shall be entitled to an additional or casting vote.

72. Votes of Joint Holders

In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and,

for this purpose, seniority shall be determined by the order in which the names stand in the register in respect of the joint holding.

73. Voting on Behalf of Incapable Member

A member in respect of whom an order has been made by any competent court or official on the ground that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company and may exercise any other right conferred by membership in relation to general meetings by or through any person authorised in such circumstances to do so on his behalf (and that person may vote on a poll by proxy), provided that evidence to the satisfaction of the board of the authority of the person claiming to exercise the right to vote or such other right has been received at the office (or at such other place as may be specified in accordance with these articles for the receipt of appointments of a proxy in writing which are not electronic communications) not later than the last time at which such an appointment should have been received in order to be valid for use at that meeting or on the holding of that poll.

74. No Right to Vote where Sums Overdue on Shares

No member shall, unless the board otherwise decides, be entitled in respect of any share held by him to vote (either personally or by proxy) at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or to exercise any other right conferred by membership in relation to general meetings unless all calls or other sums presently payable by him in respect of that share have been paid.

75. Objections or Errors in Voting

If:-

(i) any objection shall be raised to the qualification of any voter, or

(ii) any votes have been counted which ought not to have been counted or which might have been rejected, or

(iii) any votes are not counted which ought to have been counted,

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless it is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be conclusive.

Proxies

76. Appointment of Proxies

The appointment of a proxy shall be in writing signed by the appointor or his duly authorised attorney or, if the appointor is a corporation, shall either be executed under its seal or signed by an officer, attorney or other person authorised to sign it. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

77. Receipt of Proxies

The appointment of a proxy must:

(i) in the case of an appointment which is not contained in an electronic communication, be received at the office (or such other place in the United Kingdom as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote together with (if required by the board) any authority under which it is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board;

(ii) in the case of an appointment contained in an electronic communication, where an address has been specified for the purpose of receiving electronic communications in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document, be received at such address not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote. Any authority pursuant to which an appointment contained in an electronic communication is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board, must, if required by the board, be received at the office (or such other place in the United Kingdom as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(iii) in the case of a poll taken subsequently to the date of the meeting or adjourned meeting, be received as aforesaid not less than 24 hours before the time appointed for the taking of the poll,

and an appointment of a proxy which is not received in a manner so permitted shall be invalid. When two or more valid but differing appointments of a proxy are received in respect of the same share for use at the same meeting, the one which is last received (regardless of its date or of the date of its signature) shall be treated as replacing and revoking the others as regards

that share; if the company is unable to determine which was last received, none of them shall be treated as valid in respect of that share. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.

78. Maximum Validity of Proxy

No appointment of a proxy shall be valid after 12 months have elapsed from the date of its receipt save that, unless the contrary is stated in it, an appointment of a proxy shall be valid for use at an adjourned meeting or a poll after a meeting or an adjourned meeting even after 12 months, if it was valid for the original meeting.

79. Form of Proxy

The appointment of a proxy shall be in any usual form or in such other form as the board may approve. The appointment of a proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The appointment of a proxy shall, unless the contrary is stated in it, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

80. Cancellation of Proxy's Authority

A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice in writing of the determination was received by the company at the office (or such other place or address as was specified by the company for the receipt of appointments of proxy in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document) not later than the last time at which an appointment of a proxy should have been received in order to be valid for use at the meeting or on the holding of the poll at which the vote was given or the poll demanded. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

Appointment, Retirement and Removal of Directors

81. Number of Directors

Unless otherwise determined by ordinary resolution of the company, the directors (disregarding alternate directors) shall be not less than two nor more than ten in number.

82. Age of Directors

No person shall be disqualified from being appointed or elected as a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age. It shall not be necessary by reason of a person's age to give special notice under the Companies Acts of any resolution in connection with his election. However, any director who is of the age of 70 or more shall retire in accordance with these articles. Where the board convenes any general meeting of the company at which (to the knowledge of the board) a director will be proposed for election or re-election who at the date for which the

meeting is convened will have attained the age of 70 years or more, the board shall give notice of his age in years in the notice convening the meeting or in any document accompanying the notice, but the accidental omission to do so shall not invalidate any proceedings, or any election or re-election of that director, at that meeting.

83. Directors' Shareholding Qualification

No shareholding qualification for directors shall be required.

84. Power of Company to Elect Directors

Subject to the provisions of these articles, the company may by ordinary resolution elect any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles.

85. Power of Board to Appoint Directors

Subject to the provisions of these articles, the board may appoint any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles. Any director so appointed shall retire at the next annual general meeting and shall then be eligible for election but shall not be taken into account in determining the directors or the number of directors who are to retire by rotation at that meeting.

86. Number to Retire by Rotation

At every annual general meeting a minimum of one-third of the directors shall retire from office, save that if their number is not three or any multiple of three then the minimum number required to retire shall be the number nearest to and less than one-third. If there are fewer than three directors they shall all retire.

87. Identity of Directors to Retire

The directors to retire by rotation on each occasion shall be those of the directors who held office at the time of the two preceding annual general meetings and who did not retire at either of them. If the number of directors so retiring is less than the minimum number required by these articles to retire by rotation, additional directors up to that number shall also retire. The additional directors to retire shall be those of the directors who have been longest in office since they were last elected; but, as between persons who were last elected on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. In addition, a director who would not otherwise be required to retire shall retire if he is aged 70 or more at the date of the meeting. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at start of business on the date of the notice convening the annual general meeting and no director shall be required to retire or be relieved from retiring by reason of any change in the number or identity of the directors after that time on the date of the notice but before the close of the meeting.

88. Filling Vacancies

Subject to the provisions of these articles, at the meeting at which a director retires the company can pass an ordinary resolution to re-elect the director or to elect some other eligible person in his place.

89. Power of Removal by Special Resolution

In addition to any power of removal conferred by the Companies Acts, the company may by special resolution remove any director before the expiration of his period of office and may (subject to these articles) by ordinary resolution appoint another person who is willing to act to be a director in his place.

90. Persons Eligible as Directors

No person other than a director retiring at the meeting (whether by rotation or otherwise) shall be elected or re-elected a director at any general meeting unless:-

(i) he is recommended by the board; or

(ii) not less than seven nor more than 42 days before the day appointed for the meeting, notice in writing by a member qualified to vote at the meeting (not being the person to be proposed) has been given to the secretary of the intention to propose that person for election or re-election together with confirmation in writing by that person of his willingness to be elected or re-elected.

91. Position of Retiring Directors

A director who retires (whether by rotation or otherwise) at an annual general meeting may, if willing to continue to act, be elected or re-elected. If he is elected or re-elected he is treated as continuing in office throughout. If he is not elected or re-elected, he shall retain office until the end of the meeting or (if earlier) when a resolution is passed to elect someone in his place or when a resolution to elect or re-elect the director is put to the meeting and lost.

92. Vacation of Office by Directors

Without prejudice to the provisions for retirement by rotation or otherwise contained in these articles, the office of a director shall be vacated if:-

(i) he resigns his office by notice in writing delivered to or received at the office or tendered at a meeting of the board; or

(ii) by notice in writing delivered to or received at the office or tendered at a meeting of the board he offers to resign and the board resolves to accept such offer; or

(iii) by notice in writing delivered to or received at the office or tendered at a meeting of the board, his resignation is requested by all of the other directors and all of the other directors are not less than three in number; or

(iv) he is or has been suffering from mental ill health or becomes a patient for the purpose of any statute relating to mental health and the board resolves that his office is vacated; or

(v) he is absent without the permission of the board from meetings of the board (whether or not an alternate director appointed by him attends) for six consecutive months and the board resolves that his office is vacated; or

(vi) he becomes bankrupt or compounds with his creditors generally; or

(vii) he is prohibited by law from being a director; or

(viii) he ceases to be a director by virtue of the Companies Acts or is removed from office pursuant to these articles.

If the office of a director is vacated for any reason, he shall cease to be a member of any committee or sub-committee of the board. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

93. Alternate Directors

(A) Each director may appoint any person to be his alternate and may at his discretion remove an alternate director so appointed. If the alternate director is not already a director, the appointment, unless previously approved by the board, shall have effect only upon and subject to its being so approved. Any appointment or removal of an alternate director shall be effected by notice in writing signed by the appointor and delivered to or received at the office or tendered at a meeting of the board, or in any other manner approved by the board. An alternate director shall be entitled to receive notice of all meetings of the board or of committees of the board of which his appointor is a member. He shall also be entitled to attend and vote as a director at any such meeting at which the director appointing him is not personally present and at such meeting to exercise and discharge all the functions, powers, rights and duties of his appointor as a director and for the purposes of the proceedings at such meeting the provisions of these articles shall apply as if he were a director.

(B) Every person acting as an alternate director shall (except as regards power to appoint an alternate and remuneration) be subject in all respects to the provisions of these articles relating to directors and shall during his appointment be an officer of the company. An alternate director shall alone be responsible to the company for his acts and defaults and shall not be deemed to be the agent of or for the director appointing him. An alternate director may be paid expenses and shall be entitled to be indemnified by the company to the same

extent as if he were a director. An alternate director shall not be entitled to receive from the company any fee in his capacity as an alternate director but the company shall, if so requested in writing by the appointor, pay to the alternate director any part of the fees or remuneration otherwise due to the appointor.

(C) A director or any other person may act as an alternate director to represent more than one director. Every person acting as an alternate director shall have one vote for each director for whom he acts as alternate, in addition to his own vote if he is also a director but he shall count as only one for the purposes of determining whether a quorum is present. Signature by an alternate director of any resolution in writing of the board or a committee of the board shall, unless the notice of his appointment provides to the contrary, be as effective as signature by his appointor.

(D) An alternate director shall automatically cease to be an alternate director if his appointor ceases for any reason to be a director except that, if at any meeting any director retires by rotation or otherwise but is re-elected at the same meeting, any appointment made by him pursuant to this article which was in force immediately before his retirement shall remain in force as though he had not retired.

(E) In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

94. Executive Directors

The board or any committee authorised by the board may from time to time appoint one or more directors to hold any employment or executive office with the company for such period (subject to the provisions of the Companies Acts) and upon such other terms as the board or any committee authorised by the board may in its discretion decide and may revoke or terminate any appointment so made. Any revocation or termination of the appointment shall be without prejudice to any claim for damages that the director may have against the company or the company may have against the director for any breach of any contract of service between him and the company which may be involved in the revocation or termination. A director so appointed shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, and either in addition to or in lieu of his remuneration as a director.

Fees, Remuneration, Expenses and Pensions

95. Directors' Fees

Each of the directors shall be paid a fee at such rate as may from time to time be determined by the board provided that the aggregate of all fees so paid to directors (excluding amounts payable under any other provision of these articles) shall not exceed £500,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the company.

96. Additional Remuneration

Any director who performs services which in the opinion of the board or any committee authorised by the board go beyond the ordinary duties of a director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may in its discretion decide in addition to any remuneration provided for by or pursuant to any other article.

97. Expenses

Each director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the board or committees of the board or general meetings of the company or any other meeting which as a director he is entitled to attend and shall be paid all other costs and expenses properly and reasonably incurred by him in the conduct of the company's business or in the discharge of his duties as a director.

98. Pensions and Gratuities for Directors

The board or any committee authorised by the board may exercise all the powers of the company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not, for any director or former director or the relations, or dependants of, or persons connected to, any director or former director provided that no benefits (except such as may be provided for by any other article) may be granted to or in respect of a director or former director who has not been employed by, or held an executive office or place of profit under, the company or any body corporate which is or has been its subsidiary undertaking or any predecessor in business of the company or any such body corporate without the approval of an ordinary resolution of the company. No director or former director shall be accountable to the company or the members for any benefit provided pursuant to this article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the company.

Directors' Interests

99. Permitted Interests and Voting

(A) Subject to the provisions of the Companies Acts and of paragraph (J) of this article, no director or proposed or intending director shall be disqualified by his office from contracting with the company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner

whatever, nor shall any contract in which any director is in any way interested be liable to be avoided, nor shall any director who is so interested be liable to account to the company or the members for any remuneration, profit or other benefit realised by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

(B) A director may hold any other office or place of profit with the company (except that of auditor) in conjunction with his office of director for such period (subject to the provisions of the Companies Acts) and upon such other terms as the board may decide, and may be paid such extra remuneration for so doing (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, and either in addition to or in lieu of any remuneration provided for by or pursuant to any other article.

(C) A director may be or become a director or other officer of, or otherwise interested in, or contract with any company promoted by the company or in which the company may be interested or as regards which it has any power of appointment, and shall not be liable to account to the company or the members for any remuneration, profit or other benefit received by him as a director or officer of or from his interest in or contract with the other company nor shall any such contract be liable to be avoided. Subject to the Companies Acts and these articles, the board may also cause any voting power conferred by the shares in any other company held or owned by the company or any power of appointment to be exercised in such manner in all respects as it thinks fit, including the exercise of the voting power or power of appointment in favour of the appointment of the directors or any of them as directors or officers of the other company, or in favour of the payment of remuneration to the directors or officers of the other company. Subject to the Companies Acts and these articles, a director may also vote on and be counted in the quorum in relation to any of such matters.

(D) A director may act by himself or his firm in a professional capacity for the company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

(E) A director shall not vote on or be counted in the quorum in relation to any resolution of the board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the company or any other company in which the company is interested but, where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more directors to offices or places of profit with the company or any other company in which the company is interested, a separate resolution may be put in relation to each director and in that case each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment or the settlement or variation of the terms or the termination of his own appointment or

the appointment of another director to an office or place of profit with a company in which the company is interested and the director seeking to vote or be counted in the quorum owns one per cent. or more of it.

(F) Save as otherwise provided by these articles, a director shall not vote on, or be counted in the quorum in relation to, any resolution of the board in respect of any contract in which he has an interest which (taken together with any interest of any person connected with him) is to his knowledge a material interest and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution where that material interest arises only from one or more of the following matters:-

(i) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him or by any other person at the request of or for the benefit of the company or any of its subsidiary undertakings;

(ii) the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii) where the company or any of its subsidiary undertakings is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to participate;

(iv) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the company or by reason of any other interest in or through the company;

(v) any contract concerning any other company (not being a company in which the director owns one per cent. or more) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise howsoever;

(vi) any contract concerning the adoption, modification or operation of a pension fund, superannuation or similar scheme or retirement, death or disability benefits scheme or employees' share scheme which relates both to directors and employees of the company or of any of its subsidiary undertakings and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates;

(vii) any contract for the benefit of employees of the company or of any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any director as such any

privilege or advantage not accorded to the employees to whom the contract relates; and

(viii) any contract for the purchase or maintenance of insurance against any liability for, or for the benefit of, any director or directors or for, or for the benefit of, persons who include directors.

(G) A company shall be deemed to be one in which a director owns one per cent. or more if and so long as (but only if and so long as) he, taken together with any person connected with him, is to his knowledge (either directly or indirectly) the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of that company or of the voting rights available to members of that company.

(H) Where a company in which a director owns one per cent. or more is materially interested in a contract, he also shall be deemed materially interested in that contract.

(I) If any question shall arise at any meeting of the board as to the materiality of the interest of a director (other than the chairman of the meeting) or as to the entitlement of any director (other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be referred to the chairman of the meeting and his ruling in relation to the director concerned shall be conclusive except in a case where the nature or extent of his interest (so far as it is known to him) has not been fairly disclosed to the board. If any question shall arise in respect of the chairman of the meeting, the question shall be decided by a resolution of the board (for which purpose the chairman shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman (so far as it is known to him) has not been fairly disclosed to the board.

(J) A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract with the company shall declare the nature of his interest at the meeting of the board at which the question of entering into the contract is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the board after he knows that he is or has become so interested. For the purposes of this article, a general notice to the board by a director to the effect that (a) he is a member of a specified company or firm and is to be regarded as interested in any contract which may after the date of the notice be made with that company or firm or (b) he is to be regarded as interested in any contract which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient declaration of interest under this article in relation to any such contract; provided that no such notice shall be effective unless either it is given at a meeting of the board or the director takes reasonable steps to secure that it is brought up and read at the next board meeting after it is given.

(K) References in this article to a contract include references to any proposed contract and to any transaction or arrangement whether or not constituting a contract.

(L) Subject to the provisions of the Companies Acts, the company may by ordinary resolution suspend or relax the provisions of this article to any extent or ratify any contract not properly authorised by reason of a contravention of this article.

Powers and Duties of the Board

100. General Powers of Company Vested in Board

Subject to the provisions of the Companies Acts, the memorandum of association of the company and these articles and to any directions given by the company in general meeting by special resolution, the business of the company shall be managed by the board which may exercise all the powers of the company whether relating to the management of the business of the company or not. No alteration of the memorandum of association or these articles and no special resolution shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that resolution had not been passed. The powers given by this article shall not be limited by any special power given to the board by any other article.

101. Borrowing Powers

(A) The board may exercise all the powers of the company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company, to issue debentures and other securities and to give security, whether outright or as collateral security, for any debt, liability or obligation of the company or of any third party.

(B) The board shall restrict the borrowings of the company and exercise all voting and other rights or powers of control exercisable by the company in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiary undertakings only in so far as by the exercise of the rights or powers of control the board can secure) that the aggregate principal amount from time to time outstanding of all borrowings by the group (exclusive of borrowings owing by one member of the group to another member of the group) shall not at any time without the previous sanction of an ordinary resolution of the company exceed an amount equal to one and a half times the adjusted capital and reserves.

For the purposes of this paragraph of this article:-

(i) "the adjusted capital and reserves" means the aggregate from time to time of:-

(a) the amount paid up on the issued share capital of the company,

(b) the amount standing to the credit of the reserves of the company including any share premium account, capital

redemption reserve and credit balance on profit and loss account,

all as shown by the then latest audited balance sheet but after

(c) deducting from the aggregate any debit balance on profit and loss account subsisting at the date of that audited balance sheet except to the extent that a deduction has already been made on that account, and

(d) making such adjustments as may be appropriate to reflect any variation in the amount of the paid up share capital, share premium account, capital redemption reserve or other reserve since the date of the audited balance sheet;

(ii) "borrowings" include not only borrowings but also the following except in so far as otherwise taken into account:-

(a) the nominal amount of any issued and paid up share capital (other than equity share capital) of any subsidiary undertaking beneficially owned otherwise than by a member of the group,

(b) the nominal amount of any other issued and paid up share capital and the principal amount of any debentures or borrowed moneys which is not at the relevant time beneficially owned by a member of the group, the redemption or repayment of which is the subject of a guarantee or indemnity by a member of the group or which any member of the group may be required to purchase,

(c) the outstanding amount raised by acceptances by any bank or accepting house under any acceptance credit opened on behalf of and in favour of any member of the group,

(d) the principal amount of any debenture (whether secured or unsecured) of a member of the group beneficially owned otherwise than by a member of the group,

(e) any fixed or minimum premium payable by a member of the group on final repayment of any borrowing or deemed borrowing, and

(f) the minority proportion of moneys borrowed by a member of the group and owing to a partly-owned subsidiary undertaking;

but do not include:-

(g) borrowings incurred by any member of the group for the purpose of repaying within six months of the borrowing the whole or any part of any borrowings of that or any other member of the group outstanding at the relevant time, pending their application for that purpose within that period,

(h) borrowings incurred by any member of the group for the purpose of financing any contract in respect of which any part of the price receivable under the contract by that or any other member of the group is guaranteed or insured by the Export Credits Guarantee Department or by any other governmental department or agency fulfilling a similar function, up to an amount equal to that part of the price receivable under the contract which is so guaranteed or insured,

(i) borrowings of, or amounts secured on assets of, an undertaking which became a subsidiary undertaking of the company after the date as at which the latest audited balance sheet was prepared, to the extent their amount does not exceed their amount immediately after it became such a subsidiary undertaking, or

(j) the minority proportion of moneys borrowed by a partly-owned subsidiary undertaking and not owing to another member of the group;

(iii) when the aggregate principal amount of borrowings required to be taken into account on any particular date is being ascertained, any particular borrowing then outstanding which is denominated or repayable in a currency other than sterling shall be notionally converted into sterling at the rate of exchange prevailing in London on the last business day before that date or, if it would result in a lower figure, at the rate of exchange prevailing in London on the last business day six months before that date and so that for these purposes the rate of exchange shall be taken as the spot rate in London recommended by a London clearing bank, selected by the board, as being the most appropriate rate for the purchase by the company of the currency in question for sterling on the day in question;

(iv) if the amount of adjusted capital and reserves is being calculated in connection with a transaction involving a company becoming or ceasing to be a member of the group, the amount is to be calculated as if the transaction had already occurred;

(v) "audited balance sheet" means the audited balance sheet of the company prepared for the purposes of the Companies Acts for a financial year unless an audited consolidated balance sheet dealing with the state of affairs of the company and its subsidiary undertakings

required to be dealt with in group accounts has been prepared for those purposes for the same financial year, in which case it means that audited consolidated balance sheet, and in that case all references to reserves and profit and loss account shall be deemed to be references to consolidated reserves and consolidated profit and loss account respectively;

(vi) the company may from time to time change the accounting convention on which the audited balance sheet is based provided that any new convention adopted complies with the requirements of the Companies Acts; if the company should prepare its main audited balance sheet on the basis of one convention, but a supplementary audited balance sheet on the basis of another, the main audited balance sheet shall be taken as the audited balance sheet;

(vii) "the group" means the company and its subsidiary undertakings (if any);

(viii) "the minority proportion" means a proportion equal to the proportion of the issued share capital of a partly-owned subsidiary undertaking which is not attributable to a member of the group; and

(ix) a certificate or report by the auditors as to the amount of the adjusted capital and reserves or the amount of any borrowings or to the effect that the limit imposed by this article has not been or will not be exceeded at any particular time or times shall be conclusive evidence of that amount or of that fact.

102. Agents

(A) The board can appoint anyone as the company's attorney by granting a power of attorney or by authorising them in some other way. Attorneys can either be appointed directly by the board or the board can give someone else the power to select attorneys. The board or the persons who are authorised by it to select attorneys can decide on the purposes, powers, authorities and discretions of attorneys. But they cannot give an attorney any power, authority or discretion which the board does not have under these articles.

(B) The board can decide how long a power of attorney will last for and attach any conditions to it. The power of attorney can include any provisions which the board decides on for the protection and convenience of anybody dealing with the attorney. The power of attorney can allow the attorney to grant any or all of his power, authority or discretion to any other person.

(C) The board can:

(i) delegate any of its authority, powers or discretions to any manager or agent of the company;

(ii) allow managers or agents to delegate to another person;

(iii) remove any people it has appointed in any of these ways; and

(iv) cancel or change anything that it has delegated, although this will not affect anybody who acts in good faith who has not had any notice of any cancellation or change.

Any appointment or delegation by the board which is referred to in this article can be on any conditions decided on by the board.

(D) The ability of the board to delegate under this article applies to all its powers and is not limited because certain articles refer to powers being exercised by the board or by a committee authorised by the board while other articles do not.

103. Delegation to Individual Directors

The board may entrust to and confer upon any director any of its powers, authorities and discretions (with power to sub-delegate) upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, authorities and discretions and may from time to time revoke or vary all or any of them but no person dealing in good faith and without notice of the revocation or variation shall be affected by it. The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board.

104. Official Seals

The company may exercise all the powers conferred by the Companies Acts with regard to having official seals and those powers shall be vested in the board.

105. Registers

Subject to the provisions of the Companies Acts, the company may keep an overseas or local or other register in any place and the board may make and vary such regulations as it may think fit respecting the keeping of the register.

106. Provision for Employees

The board may exercise any power conferred by the Companies Acts to make provision for the benefit of persons employed or formerly employed by the company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the company or that subsidiary.

Proceedings of the Board

107. Board Meetings

The board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. A director at any time may, and the secretary on the requisition of a director at any time shall, summon a board meeting.

108. Notice of Board Meetings

Notice of a board meeting shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the company for this purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent in writing to him at an address given by him to the company for this purpose, but such notices need not be given any earlier than notices given to directors not so absent and if no request is made to the board it shall not be necessary to give notice of a board meeting to any director who is absent from the United Kingdom at the relevant time. A director may waive notice of any meeting either prospectively or retrospectively. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

109. Quorum

The quorum necessary for the transaction of the business of the board may be fixed by the board and, unless so fixed at any other number, shall be two. Subject to the provisions of these articles, any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no other director objects and if otherwise a quorum of directors would not be present.

110. Directors below Minimum through Vacancies

The continuing directors or a sole continuing director may act notwithstanding any vacancy in their number but, if and so long as the number of directors is reduced below the minimum number fixed by or in accordance with these articles or is below the number fixed by or in accordance with these articles as the quorum or there is only one continuing director, the continuing directors or director may act for the purpose of filling vacancies or of summoning general meetings of the company but not for any other purpose. If there are no directors or director able or willing to act, then any two members may summon a general meeting for the purpose of appointing directors.

111. Appointment of Chairman

The board may appoint a director to be the chairman or a deputy chairman of the board, and may at any time remove him from that office. The chairman or failing him a deputy chairman shall act as chairman at every meeting of the board. If more than one deputy chairman is present they shall agree amongst themselves who is to take the chair or, if they cannot agree, the deputy chairman who has been in office as a director longest shall take the chair. But if no

chairman or deputy chairman is appointed, or if at any meeting neither the chairman nor any deputy chairman is present within five minutes after the time appointed for holding the meeting, the directors present may choose one of their number to be chairman of the meeting.

112. Competence of Meetings

A meeting of the board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions vested in or exercisable by the board.

113. Voting

Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the chairman of the meeting shall have a second or casting vote.

114. Delegation to Committees

(A) The board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such person or persons (whether a member or members of its body or not) as it thinks fit, provided that the majority of persons on any committee or sub-committee must be directors. References in these articles to committees include sub-committees permitted under this article.

(B) Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the board. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these articles for regulating the meetings and proceedings of the board so far as the same are applicable and are not superseded by any regulations imposed by the board.

(C) The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board.

115. Participation in Meetings by Telephone

All or any of the members of the board may participate in a meeting of the board by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to speak to and hear each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly.

116. Resolution in Writing

A resolution in writing signed by all the directors who are at the relevant time entitled to receive notice of a meeting of the board and who would be entitled to vote on the resolution at a meeting of the board (if that number is sufficient to constitute a quorum) shall be as valid and effectual as a resolution passed at a meeting of the board properly called and constituted. The resolution may be contained in one document or in several documents in like form each signed by one or more of the directors concerned. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

117. Validity of Acts of Board or Committee

All acts done by the board or by any committee or by any person acting as a director or member of a committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the board or committee or person so acting or that they or any of them were disqualified from holding office or had vacated office or were not entitled to vote, be as valid as if each such member or person had been properly appointed and was qualified and had continued to be a director or member of the committee and had been entitled to vote.

Secretary

118. Appointment and Removal of the Secretary

Subject to the provisions of the Companies Acts, the secretary shall be appointed by the board for such term and upon such conditions as the board may think fit; and any secretary so appointed may be removed by the board.

Seals

119. Use of Seals

The board shall provide for the custody of every seal of the company. A seal shall only be used by the authority of the board or of a committee of the board authorised by the board in that behalf. Subject as otherwise provided in these articles, and to any resolution of the board or committee of the board dispensing with the requirement for counter-signature on any occasion, any instrument to which the common seal is applied shall be signed by at least one director and the secretary, or by at least two directors or by such other person or persons as the board may approve. Any instrument to which an official seal is applied need not, unless the board otherwise decides or the law otherwise requires, be signed by any person.

Dividends and Other Payments

120. Declaration of Dividends by Company

The company may by ordinary resolution from time to time declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended

by the board. Profits of the company which are distributed in any year or period under this article shall be applied in accordance with article 4(B)(i).

121. Payment of Interim and Fixed Dividends by Board

Subject to the provisions of the Companies Acts, the board may pay such interim dividends as appear to the board to be justified by the financial position of the company and may also pay any dividend payable at a fixed rate at intervals settled by the board whenever the financial position of the company, in the opinion of the board, justifies its payment. If the board acts in good faith, it shall not incur any liability to the holders of any shares for any loss they may suffer in consequence of the payment of an interim or fixed dividend on any other class of shares ranking pari passu with or after those shares.

122. Calculation and Currency of Dividends

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:-

(i) all dividends shall be declared and paid according to the amounts paid up on the share in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this article as paid up on the share;

(ii) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the share during any portion or portions of the period in respect of which the dividend is paid; and

(iii) dividends may be declared or paid in any currency.

The board may decide the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

123. Amounts Due on Shares may be Deducted from Dividends

The board may deduct from any dividend or other moneys payable to a member by the company on or in respect of any shares all sums of money (if any) presently payable by him to the company on account of calls or otherwise in respect of shares of the company. Sums so deducted can be used to pay amounts owing to the company in respect of the shares.

124. No Interest on Dividends

Subject to the rights attaching to, or the terms of issue of, any shares, no dividend or other moneys payable by the company on or in respect of any share shall bear interest against the company.

125. Payment Procedure

Any dividend or other sum payable in cash by the company in respect of a share may be paid by cheque, warrant or similar financial instrument sent by post addressed to the holder at his

registered address or, in the case of joint holders, addressed to the holder whose name stands first in the register in respect of the shares at his address as appearing in the register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every cheque, warrant or similar financial instrument shall, unless the holder or joint holders otherwise direct, be made payable to the holder or, in the case of joint holders, to the holder whose name stands first on the register in respect of the shares, and shall be sent at his or their risk and payment of the cheque, warrant or similar financial instrument by the financial institution on which it is drawn shall constitute a good discharge to the company. In addition, any such dividend or other sum may be paid by any bank or other funds transfer system or such other means including, in respect of uncertificated shares, by means of the facilities and requirements of a relevant system and to or through such person as the holder or joint holders may in writing direct, and the company shall have no responsibility for any sums lost or delayed in the course of payment by any such system or other means or where it has acted on any such directions. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable on or in respect of the shares held by them. Where a person is entitled by transmission to a share, any dividend or other sum payable by the company in respect of the share may be paid as if he were a holder of the share and his address noted in the register were his registered address and where two or more persons are so entitled, any one of them may give effectual receipts for any dividends or other moneys payable or property distributable on or in respect of the shares.

126. Uncashed Dividends

The company may cease to send any cheque, warrant or similar financial instrument through the post or to employ any other means of payment, including payment by means of a relevant system, for any dividend payable on any shares in the company which is normally paid in that manner on those shares if in respect of at least two consecutive dividends payable on those shares the cheques, warrants or similar financial instruments have been returned undelivered or remain uncashed during or at the end of the period for which the same are valid or that means of payment has failed. In addition, the company may cease to send any cheque, warrant or similar financial instrument through the post or may cease to employ any other means of payment if, in respect of one dividend payable on those shares, the cheque, warrant or similar financial instrument has been returned undelivered or remains uncashed during or at the end of the period for which the same is valid or that means of payment has failed and reasonable enquiries have failed to establish any new address or account of the holder. Subject to the provisions of these articles, the company must recommence sending cheques, warrants or similar financial instruments or employing such other means in respect of dividends payable on those shares if the holder or person entitled by transmission requests such recommencement in writing.

127. Forfeiture of Unclaimed Dividends

All dividends or other sums payable on or in respect of any shares which remain unclaimed may be invested or otherwise made use of by the board for the benefit of the company until claimed. Any dividend or other sum unclaimed after a period of 12 years from the date when it was declared or became due for payment shall be forfeited and shall revert to the company and the payment by the board of any unclaimed dividend or other sum payable on or in respect of a share into a separate account shall not constitute the company a trustee in respect of it.

128. Dividends Not in Cash

Any general meeting declaring a dividend may, upon the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, and where any difficulty arises in regard to the distribution the board may settle it as it thinks expedient, and in particular may authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution purposes of any assets or any part thereof to be distributed and may determine that cash shall be paid to any members upon the footing of the value so fixed in order to secure equality of distribution and may vest any assets to be distributed in trustees as may seem expedient to the board.

129. Scrip Dividends

The board may, if authorised by an ordinary resolution of the company, offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of any dividend specified by the ordinary resolution. The following provisions shall apply:-

(i) An ordinary resolution may specify some or all of a particular dividend (whether or not already declared) or may specify some or all of any dividends declared or paid within a specified period, but such period may not end later than the fifth anniversary of the date of the meeting at which the ordinary resolution is passed;

(ii) The entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forgo. For this purpose "relevant value" shall be calculated by reference to the average of the market value (as defined by the Listing Rules) of the company's ordinary shares on the day on which the ordinary shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount and in giving such a certificate or report the auditors may rely on advice or information from brokers or other sources of information as they think fit;

(iii) No fraction of any ordinary share shall be allotted. The board may make such provisions as they think fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit thereof accrues to the company and/or under which fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any member and such accruals or retentions are applied to the allotment by way of bonus to or cash subscription on behalf of such member of fully paid ordinary shares and/or provisions whereby cash payments may be made to members in respect of their fractional entitlements;

(iv) The board, if it intends to offer an election in respect of any dividend, shall give notice to the holders of ordinary shares of the right of election offered to them, and specify the procedure to be followed which, for the avoidance of doubt, may include an election by means of a relevant system and the place at which, and the latest time by which, elections must be lodged in order for elections to be effective; no such notice need be given to holders of ordinary shares who have previously given election mandates in accordance with this article and whose mandates have not been revoked; the accidental omission to give notice of any right of election to, or the non receipt of any such notice by, any holder of ordinary shares entitled to the same shall neither invalidate any offer of an election nor give rise to any claim, suit or action;

(v) The board shall not proceed with any election unless the company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined;

(vi) The board may exclude from any offer or make other arrangement in relation to any holders of ordinary shares where the board believes that such exclusion or arrangement is necessary or expedient in relation to legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory, or the board believes that for any other reason the offer should not be made to them;

(vii) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on ordinary shares in respect of which an election has been made (for the purposes of this article "the elected ordinary shares") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment calculated as stated. For such purpose the board shall capitalise, out of any amount standing to the credit of any reserve or fund (including the profit and loss account) at the relevant time whether or not the same is available for distribution as the board may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis;

(viii) The additional ordinary shares when allotted shall rank pari passu in all respects with the fully-paid ordinary shares then in issue except that they will not be entitled to participation in the relevant dividend;

(ix) Unless the board otherwise determines, or unless the Uncertificated Securities Regulations and/or the rules of the relevant system concerned otherwise require, the new ordinary share or shares which a member has elected to receive instead of cash in respect of the whole (or some part) of the specified dividend declared or paid in respect of his elected ordinary shares shall be in uncertificated form (in respect of the member's elected ordinary shares which were in uncertificated form on the date of the member's election) and in

certificated form (in respect of the member's elected ordinary shares which were in certificated form on the date of the member's election);

(x) The board may also from time to time establish or vary a procedure for election mandates, which, for the avoidance of doubt, may include an election by means of a relevant system, under which a holder of ordinary shares may elect in respect of future rights of election offered to that holder under this article until the election mandate is revoked in accordance with the procedure; and

(xi) At any time before new ordinary shares are allotted instead of cash in respect of any part of a dividend, the board may determine that such new ordinary shares will not be allotted. Any such determination may be made before or after any election has been made by members in respect of the relevant dividend.

Capitalisation of Reserves

130. Power to Capitalise Reserves and Funds

The company may, upon the recommendation of the board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount standing to the credit of any reserve or fund (including the profit and loss account) at the relevant time whether or not the same is available for distribution and accordingly that the amount to be capitalised be set free for distribution among the members or any class of members who would be entitled to it if it were distributed by way of dividend and in the same proportions, on the footing that it is applied either in or towards paying up the amounts unpaid at the relevant time on any shares in the company held by those members respectively or in paying up in full unissued shares, debentures or other obligations of the company to be allotted and distributed credited as fully paid up among those members, or partly in one way and partly in the other, but so that, for the purposes of this article, a share premium account and a capital redemption reserve, and any reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the company. The board may authorise any person to enter into an agreement with the company on behalf of the persons entitled to participate in the distribution and the agreement shall be binding on those persons.

131. Settlement of Difficulties in Distribution

Where any difficulty arises in regard to any distribution of any capitalised reserve or fund the board may settle the matter as it thinks expedient and in particular may authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any members in order to adjust the rights of all parties, as may seem expedient to the board.

Record Dates

132. Power to Choose Any Record Date

Notwithstanding any other provision of these articles, the company or the board may fix any date as the record date for any dividend, distribution, allotment or issue and such record date may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made. The power to fix any such record date shall include the power to fix a time on the chosen date.

Accounting Records and Summary Financial Statements

133. Records to be Kept

The board shall cause to be kept accounting records sufficient to show and explain the company's transactions, and such as to disclose with reasonable accuracy at any time the financial position of the company at that time, and which accord with the Companies Acts.

134. Inspection of Records

No member in his capacity as such shall have any right of inspecting any accounting record or book or document of the company except as conferred by law, ordered by a court of competent jurisdiction or authorised by the board or by ordinary resolution of the company.

135. Summary Financial Statements

The company may send summary financial statements to members of the company instead of copies of its full accounts and reports and for the purposes of this article sending includes using electronic communications and publication on a web site in accordance with the Companies Acts.

Service of Notices and Documents

136. Service of Notices

Any notice or document (including a share certificate) may be served on or sent or delivered to any member by the company either personally or by sending it through the post addressed to the member at his registered address or by leaving it at that address addressed to the member or by means of a relevant system or, where appropriate, by sending it using electronic communications to an address notified by the member concerned to the company for that purpose or by publication on a web site in accordance with the Companies Acts or by any other means authorised in writing by the member concerned. In the case of joint holders of a share, service, sending or delivery of any notice or document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or sending or delivery to all the joint holders.

137. Record Date for Service

Any notice or document may be served, sent or delivered by the company by reference to the register as it stands at any time not more than 15 days before the date of service, sending or delivery. No change in the register after that time shall invalidate that service, sending or delivery. Where any notice or document is served on or sent or delivered to any person in respect of a share in accordance with these articles, no person deriving any title or interest in that share shall be entitled to any further service, sending or delivery of that notice or document.

138. Members Resident Abroad or on branch registers

(A) Any member whose registered address is not within the United Kingdom and who gives to the company a postal address within the United Kingdom at which notices or documents may be served upon, or delivered to, him shall be entitled to have notices or documents served on or sent or delivered to him at that address. Any member whose registered address is not within the United Kingdom and who gives to the company an address for the purposes of electronic communications may, at the absolute discretion of the board, have notices or documents sent to him at that address. Otherwise, a member whose registered address is not within the United Kingdom shall not be entitled to receive any notice or document from the company.

(B) For a member registered on a branch register, notices or documents can be posted or despatched in the United Kingdom or in the country where the branch register is kept.

139. Service of Notice on Person Entitled by Transmission

A person who is entitled by transmission to a share, upon supplying the company with a postal address within the United Kingdom for the service of notices shall be entitled to have served upon or delivered to him at such address any notice or document to which he would have been entitled if he were the holder of that share. A person who is entitled by transmission to a share, upon supplying the company with an address for the purposes of electronic communications for the service of notices may, at the absolute discretion of the board, have sent to him at such address any notice or document to which he would have been entitled if he were the holder of that share. In either case, such service, sending or delivery shall for all purposes be deemed a sufficient service, sending or delivery of such notice or document on all persons interested (whether jointly with or as claimants through or under him) in the share. Otherwise, any notice or other document served on or sent or delivered to any member pursuant to these articles shall, notwithstanding that the member is then dead or bankrupt or that any other event giving rise to the transmission of the share by operation of law has occurred and whether or not the company has notice of the death, bankruptcy or other event, be deemed to have been properly served, sent or delivered in respect of any share registered in the name of that member as sole or joint holder.

140. When Notice Deemed Served

Any notice or document, if sent by the company by post, shall be deemed to have been served or delivered on the day following that on which it was put in the post if first class post was used or 72 hours after it was posted if first class post was not used and, in proving service or delivery, it shall be sufficient to prove that the notice or document was properly addressed, prepaid and put in the post. Any notice or document not sent by post but left by the company at a registered address or at an address (other than an address for the purposes of electronic communications) notified to the company in accordance with these articles by a person who is entitled by transmission to a share shall be deemed to have been served or delivered on the day it was so left. Any notice served or delivered by the company by means of a relevant system shall be deemed to have been served or delivered when the company or any sponsoring system-participant acting on its behalf sends the issuer-instruction relating to the notice. Any notice or document sent by the company using electronic communications shall be deemed to have been received on the day following that on which it was sent. Proof that a notice contained in an electronic communication was sent in accordance with guidance issued from time to time by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the notice was given. Any notice or document served, sent or delivered by the company by any other means authorised in writing by the member concerned shall be deemed to have been served, received or delivered when the company has carried out the action it has been authorised to take for that purpose.

141. Notice When Post Not Available

If at any time by reason of the suspension or curtailment of postal services within the United Kingdom or some part of the United Kingdom or of the relevant electronic communication system the company is unable effectively to convene a general meeting by notice sent through the post or by electronic communications, notice of the general meeting may be given to members affected by the suspension or curtailment by a notice advertised in at least one newspaper with a national circulation. Notice published in this way shall be deemed to have been properly served on all affected members who are entitled to have notice of the meeting served upon them, on the day when the advertisement has appeared in at least one such paper. If at least six clear days prior to the meeting the sending of notices by post or by electronic communications has again become generally possible, the company shall send confirmatory copies of the notice by post or by electronic communications to the persons entitled to receive them.

Destruction of Documents

142. Presumptions Where Documents Destroyed

If the company destroys or deletes:-

(i) any share certificate which has been cancelled at any time after a period of one year has elapsed from the date of cancellation, or

(ii) any instruction concerning the payment of dividends or other moneys in respect of any share or any notification of change of name or address at any time after

a period of two years has elapsed from the date the instruction or notification was recorded by the company, or

(iii) any instrument of transfer of shares or Operator-instruction for the transfer of shares which has been registered by the company at any time after a period of six years has elapsed from the date of registration, or

(iv) any other document on the basis of which any entry is made in the register at any time after a period of six years has elapsed from the date the entry was first made in the register in respect of it

and the company destroys or deletes the document or instruction in good faith and without express notice that its preservation was relevant to a claim, it shall be presumed irrebuttably in favour of the company that every share certificate so destroyed was a valid certificate and was properly cancelled, that every instrument of transfer or Operator-instruction so destroyed or deleted was a valid and effective instrument of transfer or instruction and was properly registered and that every other document so destroyed was a valid and effective document and that any particulars of it which are recorded in the books or records of the company were correctly recorded. Nothing contained in this article shall be construed as imposing upon the company any liability which, but for this article, would not exist or by reason only of the destruction of any document of the kind mentioned above before the relevant period mentioned in this article has elapsed or of the fact that any other condition precedent to its destruction mentioned above has not been fulfilled. References in this article to the destruction of any document include references to its disposal in any manner.

Winding Up

143. Distribution of Assets Otherwise Than in Cash

If the company commences liquidation, the liquidator may, with the sanction of a special resolution of the company and any other sanction required by the Companies Acts:-

(i) divide among the members in kind the whole or any part of the assets of the company (whether they shall consist of property of the same kind or not) and, for that purpose, set such values as he deems fair upon any property to be divided and determine how the division shall be carried out as between the members or different classes of members, or

(ii) vest the whole or any part of the assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit

but no member shall be compelled to accept any shares or other assets upon which there is any liability. This article is to be without prejudice to the provisions of article 4(B)(ii) or the rights of any holder of any shares issued on special conditions.

Indemnity

144. Indemnity of Officers

Subject to the provisions of the Companies Acts, the company may indemnify any director or other officer against any liability and may purchase and maintain for any director or other officer insurance against any liability. Subject to those provisions, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every director or other officer of the company shall be indemnified out of the assets of the company against any liability incurred by him as a director or other officer of the company, in defending any proceedings (whether civil or criminal) in which judgment is given in his favour or he is acquitted or in connection with any application under the Companies Acts in which relief is granted to him by the court.

For the purposes of this article no person appointed or employed by the company as an auditor is an officer of the company.

NAMES, ADDRESSES AND DESCRIPTIONS
OF SUBSCRIBERS

For and on behalf of
TRUCIDATOR NOMINEES LIMITED
2 Lambs Passage,
EC1Y 8BB

Director

For and on behalf of
TREXCO LIMITED
2 Lambs Passage,
EC1Y 8BB

Director

DATED the 22nd day of May 2002

WITNESS to the above Signatures:-

Stuart MacLean
One Bunhill Row
London EC1Y 8YY

CE021400188

CONTENTS

EXHIBIT 98



Oyez

Please complete in typescript, or in bold black

CHFP041

117

Application by a public company for certificate to commence business

Company Number 04452715

Company Name in full HALFORDS GROUP PLC

applies for a certificate that it is entitled to do business and exercise borrowing powers, and, for that purpose,

I, SONIA FENNELL

of GULLIVER COTTAGE, CLIFTON ON THE WOLDS, NOTTINGHAM NG12 5PD

❶ [a director] ~~[the secretary]~~ of the above company do solemnly and sincerely declare that:-

❶ Please delete as appropriate.

1. the aggregate nominal value of the company's allotted share capital is not less than £50,000
2. the aggregate amount paid up on the allotted share capital of the company at the time of this application is £50,000
3. the ❶ ~~(estimated)~~ amount of the preliminary expenses of the company is £500

❷ THE BOOTS COMPANY PLC

❷ Please insert the name(s) of person(s) by whom expenses paid or payable.

Please give the name, address, telephone number, and if available, a DX number and Exchange of the person Companies House should contact if there is any query.

STUART MACLEAN
SLAUGHTER AND MAY
Tel 020 7090 3238
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland

Form revised July 1998

[P.T.O.

❶ [4a.no amount or benefit has been paid or given or is intended to be paid or given to any of the promoters of the company]

❶ ~~[4b.the amount or benefit paid or given or intended to be paid or given to any promoter of the company is:]~~

❶ Please delete as appropriate.

Promoter No 1;

The amount paid or intended to be paid	£
Any benefit given or intended to be given	
The consideration for such payment or benefit	

Promoter No 2;

The amount paid or intended to be paid	£
Any benefit given or intended to be given	
The consideration for such payment or benefit	

Promoter No 3;

The amount paid or intended to be paid	£
Any benefit given or intended to be given	
The consideration for such payment or benefit	

And I make this solemn Declaration conscientiously believing the same to be true and by virtue of the Statutory Declarations Act 1835.

Declarant's signature [signature]

Declared at 2 CAYCS WALK NOTTINGHAM ENGLAND

on Day 11 Month 06 Year 2002

❸Please print name. before me ❸ CHRISTOPHER CHARLES HODSON

Signed [signature] **Date** 11/6/02

A ~~Commissioner for Oaths or~~ Notary Public ~~or Justice of the Peace or~~ Solicitor.

EXHIBIT 99


DIEU ET MON DROIT

CERTIFICATE THAT A PUBLIC COMPANY

IS ENTITLED TO DO BUSINESS AND BORROW

Company No. 4452715

I hereby certify that the provisions of section 117(1) of the Companies Act 1985 have been complied with in relation to

HALFORDS GROUP PLC

and that the company is entitled to do business and borrow.

Given at Companies House, Cardiff, the 12th June 2002

TONY BHAMBHRA

For The Registrar Of Companies



EXHIBIT 100

Halfords Group PLC

Initial financial statements

Registered number 04452715

For the period from incorporation to

12 June 2002

Contents

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the company and to prevent and detect fraud and other irregularities.



KPMG Audit Plc

2 Cornwall Street
Birmingham
B3 2DL
United Kingdom

Report of the independent auditors to the directors of Halfords Group PLC pursuant to section 273(4) of the Companies Act 1985

We have audited the initial financial statements of Halfords Group PLC set out on pages 3 to 6.

Respective responsibilities of directors and auditors

As described on page 1, you are responsible for the preparation of the initial financial statements. It is our responsibility to form an independent opinion, based on our audit, on those initial financial statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the initial financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the initial financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the initial financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the initial financial statements.

Opinion

In our opinion the initial financial statements for the period from incorporation to 12 June 2002 have been properly prepared within the meaning of section 273 of the Companies Act 1985.

KPMG Audit Plc

KPMG Audit Plc
Chartered Accountants
Registered Auditor

13 June 2002

Profit and loss account
for the 2 week period ended 12 June 2002

	£
Other income – gift received from The Boots Company PLC	50,000
Retained profit for the financial period	50,000

There were no other gains or losses in the financial period.

Balance sheet
at 12 June 2002

	Note	£	£
Current assets			
Debtor – amount due from Deutsche Bank AG London Branch			49,998
Cash at bank and in hand	6		50,002
			100,000
Share capital and reserves			
Allotted and called up share capital	3		50,000
Profit and loss account	4		50,000
Shareholders' funds			
Equity	3	50,002	
Non-equity – 5% cumulative redeemable preference shares	3	49,998	
			100,000

These initial financial statements were approved by the board of directors on 13 June 2002 and were signed on its behalf by:

M Oliver
Director

Cash flow statement

for the 2 week period ended 12 June 2002

	Note	£
Returns on investments and servicing of finance		
Gift from The Boots Company PLC		50,000
Financing		
Issue of ordinary share capital	3	2
Increase in cash in the period	5	50,002

Reconciliation of movements in shareholders' funds

for the 2 week period ended 12 June 2002

	£
Retained profit for the financial period	50,000
New share capital subscribed (net of issue costs)	50,000
Closing shareholders' funds	100,000

Notes

(forming part of the financial statements)

1 Basis of preparation

The initial financial statements have been prepared under the historical cost accounting rules and in accordance with applicable UK Accounting Standards.

2 Incorporation

The Company was incorporated on 31 May 2002 in the name of Halfords Group PLC. No audited financial statements have been made up and no dividends have been declared or paid since the date of incorporation.

3 Called up share capital

	Number	£
Authorised		
Equity: Ordinary shares of £1 each	50,000	50,000
Non-equity: 5% cumulative redeemable preference shares of £1 each	50,000	50,000
	100,000	100,000
Allotted, called up and fully paid		
Equity: Ordinary shares of £1 each	2	2
Non-equity: 5% cumulative redeemable preference shares of £1 each	49,998	49,998
	50,000	50,000

The above shares were issued as follows:

- 1 ordinary share was subscribed to Trucidator Nominees Limited on incorporation of the Company and subsequently transferred to Deutsche Bank AG London Branch on 10 June 2002 in consideration of the payment up of the £1 par value of the share.
- 1 ordinary share was subscribed to Trexco Limited on incorporation of the Company and subsequently transferred to DB UK Holdings Limited on 10 June 2002 in consideration of the payment up of the £1 par value of the share.
- 49,998 5% cumulative redeemable preference shares were issued at par on 10 June 2002 to Deutsche Bank AG London Branch for £49,998 under an undertaking to pay cash to the Company on 31 December 2002.

The cumulative redeemable preference share capital may be redeemed at par:

- by the Company at any time by giving not less than 2 nor more than 5 business days' notice in writing to the holders of the preference shares and in any case by 31 December 2003;
- by the holders of the preference shares giving written notice to the Company after 30 clear days after becoming a shareholder.

The preference shares have no voting rights. The holders of the preference shares are entitled to an annual dividend equal to 5% of the subscription price. This dividend is cumulative from the date of subscription. On a winding up, the preference shareholders rank in priority to any payment to the holders of the ordinary shares and are entitled to receive an amount equal to the nominal amount together with all areas and accruals of preferential dividends.

Notes *(continued)*

4 Profit and loss account

	£
On incorporation	-
Retained profit for the financial period	50,000
At end of period	50,000

5 Reconciliation of net cash flow to movement in net funds

	£
On incorporation	-
Increase in cash in the period and movement in net funds	50,002
At end of period	50,002

6 Analysis of net funds

	On incorporation £	Cash flow £	At end of period £
Cash at bank	-	50,002	50,002

EXHIBIT 101


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4452715

Company name in full Halfords Group PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day	From Month	From Year	To Day	To Month	To Year
	10	06	2002			

Class of shares *(ordinary or preference etc)*	redeemable preference		
Number allotted	49998		
Nominal value of each share	£1		
Amount (if any) paid or due on each share *(including any share premium)*	£1		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Deutsche Bank A G London Branch	Class of shares allotted	Number allotted
Address: Winchester House, 1 Great Winchester Street, London	redeemable pref	49,998
UK Postcode: EC2N 2DB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 10 June 2002

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Stuart MacLean, Slaughter and May

Tel 020 7090 3238

DX number DX exchange

EXHIBIT 102

No: 04452715

THE COMPANIES ACT 1985 (AS AMENDED)

Company limited by shares

RESOLUTION

of

HALFORDS GROUP PLC

At an Extraordinary General Meeting of Halfords Group PLC (the "Company") duly convened and held on 10 June, 2002 the following resolution was passed as a special resolution:

RESOLUTION

1. THAT:-

(A) the Directors be and they are hereby unconditionally authorised to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985 (the "Act")) up to an aggregate nominal amount of £49,998, PROVIDED THAT this authority (unless previously revoked or renewed) shall expire on 25 July, 2002;

(B) the Directors be and they are hereby empowered pursuant to Section 95 of the Act to allot equity securities (as defined in Section 94(2) of the Act) for cash pursuant to the authority conferred by paragraph (A) of this resolution as if Section 89(1) of the Act did not apply to such allotment, PROVIDED THAT this power shall expire upon 25 July, 2002.

....

Chairman of the meeting

CE021410061

EXHIBIT 103


SECRETARIAT

225

Please complete in typescript, or in bold black capitals

Change of accounting reference date

CHFP029

Company Number: 4452715

Company Name In Full: HALFORDS GROUP PLC

NOTES

You may use this form to change the accounting date relating to either the current or the immediately previous accounting period.

a. You **may not** change a period for which the accounts are already overdue.

b. You **may not** extend a period beyond 18 months unless the company is subject to an administration order.

c. You **may not** extend periods more than once in five years unless:

1. the company is subject to an administration order, or
2. you have the specific approval of the Secretary of State, (please enclose a copy), or
3. you are extending the company's accounting reference period to align with that of a parent or subsidiary undertaking established in the European Economic Area.
4. the form is being submitted by an oversea company.

	Day	Month	Year
The accounting reference period ending	31	05	2003
is shortened/~~extended~~ † so as to end on	31	03	2003

Subsequent periods will end on the same day and month in future years.

If extending more than once in five years, please indicate in the box the number of the provision listed in note c. on which you are relying. [ ]

Signed: [signature] Date: 8/7/02

† a director / secretary / administrator / administrative receiver / receiver and manager / receiver(Scotland) / person authorised on behalf of an oversea company

† Please delete as appropriate

Please give the name, address, telephone number, and if available, a DX number and Exchange, for the person Companies House should contact if there is any query

S FENNELL
THE BOOTS COMPANY PLC
Tel 0115 968 7094
DX number 712061 DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ
for companies registered in England and Wales DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX235 Edinburgh

Form revised July 1998

EXHIBIT 104


SECRETARIAT

Please complete in typescript, or in bold black capitals.

287

Change in situation or address of Registered Office

CHFP029

Company Number: 4452715

Company Name in full: Halfords Group PLC

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address: 1 THANE ROAD WEST

Post town: NOTTINGHAM

County / Region:

Postcode: NG2 3AA

Signed: [signature]

Date: 11/9/02

† Please delete as appropriate.

† a director / ~~secretary / administrator / administrative receiver / liquidator / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, THE BOOTS COMPANY PLC, GROUP HEADQUARTERS, NOTTINGHAM, , NG2 3AA

Tel 0115-968 7094

DX number 712061 DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh

EXHIBIT 105

FILE COPY


DIEU ET MON DROIT

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 4452715

The Registrar of Companies for England and Wales hereby certifies that

HALFORDS GROUP PLC

having by special resolution changed its name, is now incorporated

under the name of

BOOTS GROUP PLC

Given at Companies House, Cardiff, the 11th October 2002


REGISTRAR OF COMPANIES FOR ENGLAND AND WALES
CH

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

C04452715A


CH

Companies House
— for the record —

HC006B

226445


11 OCT 2002
£10 FEE PAID
COMPANIES HOUSE

No. 04452715

THE COMPANIES ACT 1985 (AS AMENDED)

Company limited by shares

Halfords Group PLC

SPECIAL RESOLUTION on

CHANGE OF NAME

At an Extraordinary General Meeting of Halfords Group PLC (the "Company") duly convened and held at RR Donnelley Financial Printers, 55 Bishopsgate, London on 3rd October, 2002 the following resolution was passed as a Special Resolution:

That the name of the Company be changed to Boots Group PLC.

..........[signature]..........
Chairman of the Meeting

CE022680121

EXHIBIT 106



Please complete in typescript, or in bold black capitals

CHFP029

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number: 4452715

Company Name in full: Boots Group PLC

Appointment form

	Day	Month	Year
Date of appointment	08	11	2002
†Date of Birth	09	06	1943

Appointment as director: X — as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME — Notes on completion appear on reverse.

*Style / Title: DR — *Honours etc:

Forename(s): JOHN GORDON ST. CLAIR

Surname: BUCHANAN

Previous Forename(s): — Previous Surname(s):

Usual residential address: FERNSHAW, ROCKFIELD ROAD

Post town: OXTED — Postcode: RH8 0HA

County / Region: SURREY — Country:

†Nationality: BRITISH/NEW ZEALAND — †Business occupation: DIRECTOR

†Other directorships (additional space overleaf):

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature: [signature] — Date: 8/11/02

A director, secretary etc must sign the form below.

Signed: [signature] — Date: 11.11.02

(** a ~~director / secretary / administrator / administrative receiver / receiver manager / receiver~~) director

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, THE BOOTS COMPANY PLC, GROUP HEADQUARTERS, NOTTINGHAM NG2 3AA

Tel 0115-968 7094

DX number 712061 — DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or

Company Number 4452715

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

EXHIBIT 107



SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number: 4452715

Company Name in full: Boots Group PLC

Appointment form

	Day	Month	Year
Date of appointment	05	11	2002
†Date of Birth	04	04	1959

Appointment as director: X as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME

Notes on completion appear on reverse.

*Style / Title: MR *Honours etc:

Forename(s): HOWARD

Surname: DODD

Previous Forename(s): Previous Surname(s):

Usual residential address: APARTMENT 6, YORKE HOUSE, NORTH ROAD, THE PARK

Post town: NOTTINGHAM Postcode: NG7 1AX

County / Region: Country: ENGLAND

†Nationality: BRITISH †Business occupation: CHARTERED ACCOUNTANT

†Other directorships (additional space overleaf): SEE CONTINUATION PAGE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] Date 08/11/02

* Voluntary details.
† Directors only.
** Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] Date 11.11.02

(** a ~~director / secretary / administrator / administrative receiver / receiver manager / receiver~~) Director

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, THE BOOTS COMPANY PLC, GROUP HEADQUARTERS, NOTTINGHAM, NG2 3AA

Tel 0115-968 7094

DX number 712061 DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff

for companies registered in England and Wales or

Company Number 4452715

† Directors only. † Other directorships

THE BOOTS COMPANY PLC

THERESA MCCULLOCH LIMITED (19/07/2000)

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.

- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant

- a parent company which wholly owned the company making the return, or

- another wholly owned subsidiary of the same parent company.

EXHIBIT 108



Please complete in typescript, or in bold black capitals

CHFP029

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number: 4452715

Company Name in full: Boots Group PLC

Appointment form

Notes on completion appear on reverse.

	Day	Month	Year
Date of appointment	31	10	2002
†Date of Birth	20	09	1960

Appointment as director: X   as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME

*Style / Title: MR   *Honours etc:

Forename(s): ANDREW PATRICK

Surname: SMITH

Previous Forename(s):   Previous Surname(s):

Usual residential address: PARK HOUSE, 10 MANOR PARK, RUDDINGTON

Post town: NOTTINGHAM   Postcode: NG11 6DS

County / Region: Country: ENGLAND

†Nationality: BRITISH   †Business occupation: PERSONNEL DIRECTOR

†Other directorships (additional space overleaf): SEE CONTINUATION PAGE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature]   **Date** 31.10.02

* Voluntary details.
† Directors only.
** Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature]   **Date** 4/11/02

(** a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, THE BOOTS COMPANY PLC, GROUP HEADQUARTERS, NOTTINGHAM, , NG2 3AA

Tel 0115-968 7094

DX number 712061   DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   DX 235 Edinburgh

Company Number 4452715

† Directors only. † Other directorships

BOOTS CHARITABLE TRUST

BOOTS PENSIONS LIMITED

THE BOOTS COMPANY PLC

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

dormant

a parent company which wholly owned the company making the return, or

another wholly owned subsidiary of the same parent company.

EXHIBIT 109



288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP029

Company Number: 4452715

Company Name in full: Boots Group PLC

Appointment form

Date of appointment: Day 31 Month 10 Year 2002

†Date of Birth: Day 16 Month 02 Year 1950

Appointment as director: X | as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME

Notes on completion appear on reverse.

*Style / Title: DR | *Honours etc:

Forename(s): MARTIN PETER

Surname: READ

Previous Forename(s): | Previous Surname(s):

Usual residential address: WOLVERSDENE, HOE ROAD

Post town: BISHOPS WALTHAM | Postcode: SO32 1DU

County / Region: HAMPSHIRE | Country:

†Nationality: BRITISH | †Business occupation: MANAGING DIRECTOR & CEO

†Other directorships (additional space overleaf): SEE CONTINUATION PAGE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 31.10.02

A director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Delete as appropriate

Signed [signature] **Date** 4.11.02

(** a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, THE BOOTS COMPANY PLC, GROUP HEADQUARTERS, NOTTINGHAM, , NG2 3AA

Tel 0115-968 7094

DX number 712061 DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh

Form revised July 1998

Company Number 4452715

† Directors only. † Other directorships

ASDA GROUP PLC (10/09/1999)

BRITISH AIRWAYS PLC

LOGICA CAMBRIDGE LIMITED (23/04/1999)

LOGICA DEFENCE AND CIVIL GOVERNMENT LIMITED (23/04/1999)

LOGICA FINANCE LIMITED (23/04/1999)

LOGICA INDUSTRY LIMITED (23/04/1999)

LOGICA PLC

LOGICA SPACE AND COMMUNICATIONS LIMITED (23/04/1999)

LOGICA UK LIMITED (23/04/1999)

SOUTHAMPTON INNOVATIONS LIMITED

THE BOOTS COMPANY PLC

THE PORTSMOUTH HOUSING ASSOCIATION LIMITED

THE SOUTHLANDS HOUSING ASSOCIATION LIMITED

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

EXHIBIT 110



Please complete in typescript, or in bold black capitals

CHFP029

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number: 4452715

Company Name in full: Boots Group PLC

Appointment form

	Day	Month	Year		Day	Month	Year
Date of appointment	31	10	2002	†Date of Birth	13	03	1945

Appointment as director: X   as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: MR   *Honours etc:

Notes on completion appear on reverse.

Forename(s): STEPHEN GEORGE

Surname: RUSSELL

Previous Forename(s):   Previous Surname(s):

Usual residential address: THE MANOR BARN, 19B FAR STREET, WYMESWOLD

Post town: LOUGHBOROUGH   Postcode: LE12 6TZ

County / Region: LEICESTERSHIRE   Country:

†Nationality: BRITISH   †Business occupation: DIRECTOR

†Other directorships (additional space overleaf): SEE CONTINUATION PAGE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature]   **Date** 31.10.02

A director, secretary etc must sign the form below.

...ntary details. ...ctors only. ...ete as appropriate

Signed [signature]   **Date** 4.11.02

(** a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

...se give the name, address, ...hone number and, if available, ... number and Exchange of ...erson Companies House should ...act if there is any query.

SONIA FENNELL, THE BOOTS COMPANY PLC, GROUP HEADQUARTERS, NOTTINGHAM, , NG2 3AA

Tel 0115-968 7094

DX number 712061   DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff

for companies registered in England and Wales   or

Company Number 4452715

† Directors only. † Other directorships

BARCLAYS BANK PLC

BARCLAYS PLC

BOOTS INSURANCE SERVICES LIMITED (01/04/2000)

BOOTS PENSIONS LIMITED (13/01/1999)

BOOTS STORES LIMITED (01/04/2000)

BOOTS THE CHEMISTS LIMITED (01/04/2000)

THE BOOTS COMPANY PLC

UNDERWOODS PLC (01/04/2000)

WOOLWICH PLC (25/10/2000)

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- *for a married woman, the name by which she was known before marriage need not be given.*
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

dormant

a parent company which wholly owned the company making the return, or

another wholly owned subsidiary of the same parent company.

EXHIBIT 111



Please complete in typescript, or in bold black capitals

CHFP029

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number: 4452715

Company Name in full: Boots Group PLC

Appointment form

Date of appointment (Day Month Year): 0 5 | 1 1 | 2 0 0 2

†Date of Birth (Day Month Year): 2 5 | 0 9 | 1 9 4 4

Appointment as director: X

as secretary:

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME

Notes on completion appear on reverse.

*Style / Title: MS

*Honours etc:

Forename(s): HELENE

Surname: PLOIX

Previous Forename(s):

Previous Surname(s):

Usual residential address: 71 BOULEVARD ARAGO, 75013

Post town: PARIS

Postcode:

County / Region:

Country: FRANCE

†Nationality: FRANCE

†Business occupation: PRESIDENT & CEO

†Other directorships (additional space overleaf): THE BOOTS COMPANY PLC

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] Date 5/11/02

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] Date 5/11/02

** a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, THE BOOTS COMPANY PLC, GROUP HEADQUARTERS, NOTTINGHAM, , NG2 3AA

Tel 0115-968 7094

DX number 710261 DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Company Number 4452715

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

EXHIBIT 112


SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number: 4452715

Company Name in full: Boots Group PLC

Appointment form

Date of appointment (Day Month Year): 1 1 | 1 1 | 2 0 0 2

†Date of Birth (Day Month Year): 3 1 | 1 2 | 1 9 4 6

Appointment as director: X as secretary:

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME
Notes on completion appear on reverse.

*Style / Title: SIR *Honours etc:

Forename(s): ANTHONY NIGEL RUSSELL

Surname: RUDD

Previous Forename(s): Previous Surname(s):

Usual residential address: PENTAGON HOUSE, SIR FRANK WHITTLE ROAD

Post town: DERBY Postcode: DE21 4XA

County / Region: DERBYSHIRE Country:

†Nationality: BRITISH †Business occupation: CHARTERED ACCOUNTANT

†Other directorships (additional space overleaf):

I consent to act as** director / ~~secretary~~ of the above named company

Consent signature: [signature] Date: 11 - 11 - 02

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed: [signature] Date: 12 - 11 - 02

(** a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, THE BOOTS COMPANY PLC GROUP HEADQUARTERS NOTTINGHAM NG2 3AA

Tel 0115-968 7094

DX number 712061 DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or

EXHIBIT 113


SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number: 4452715

Company Name in full: Boots Group PLC

Appointment form

	Day	Month	Year
Date of appointment	31	10	2002
†Date of Birth	20	06	1938

Appointment as director: X   as secretary:

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME

Notes on completion appear on reverse.

*Style / Title: MR   *Honours etc:

Forename(s): JOHN BRIAN

Surname: MCGRATH

Previous Forename(s):   Previous Surname(s):

Usual residential address: 63 WALNUT COURT, MARLOES ROAD

Post town: LONDON   Postcode: W8 5UB

County / Region: Country:

†Nationality: BRITISH   †Business occupation: DIRECTOR

†Other directorships (additional space overleaf): SEE CONTINUATION PAGE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature: [signature]   **Date**: 31.10.02

...ntary details.
...ectors only.
...ete as appropriate

A director, secretary etc must sign the form below.

Signed: [signature]   **Date**: 4.11.02

(** a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

...se give the name, address, ...hone number and, if available, ... number and Exchange of ...erson Companies House should ...ct if there is any query.

SONIA FENNELL, THE BOOTS COMPANY PLC, GROUP HEADQUARTERS, NOTTINGHAM, NG2 3AA

Tel 0115-968 7094

DX number 712061   DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff

for companies registered in England and Wales   or

Company Number 4452715

† Directors only. † Other directorships

32 WEST STREET MANAGEMENT CO. LIMITED (17/10/1998)

BURGER KING CORPORATION

COOKSON GROUP PLC (01/05/1998)

DIAGEO FINANCE PLC (19/06/1998)

DIAGEO GREAT BRITAIN LIMITED (18/12/2000)

DIAGEO PLC (31/12/2000)

DIAGEO SCOTLAND LIMITED (18/12/2000)

GRAND METROPOLITAN PUBLIC LIMITED COMPANY (18/12/2000)

GUINNESS LIMITED (18/12/2000)

INTERNATIONAL DISTILLERS AND VINTNERS LIMITED

JUSTERINI & BROOKS, LIMITED (18/12/2000)

KENSINGTON GREEN (MANAGEMENT) LIMITED (10/02/1999)

ST. CHRISTOPHERS HOSPICE

THE BOOTS COMPANY PLC

THE CICELY SAUNDERS FOUNDATION

TOTAL LANGUAGE SOLUTIONS PLC

VILLAGE PINE LIMITED (29/08/2000)

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

EXHIBIT 114



288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP029

Company Number: 4452715

Company Name in full: Boots Group PLC

Appointment form

	Day	Month	Year
Date of appointment	31	10	2002
†Date of Birth	15	04	1953

Appointment as director: X — as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME

Notes on completion appear on reverse.

*Style / Title: MR — *Honours etc:

Forename(s): PAUL

Surname: BATEMAN

Previous Forename(s): — Previous Surname(s):

Usual residential address: THE MALTINGS, FOSSE ROAD, FARNDON

Post town: NEWARK — Postcode: NG24 3SF

County / Region: — Country: ENGLAND

†Nationality: BRITISH — †Business occupation: EXECUTIVE DIRECTOR

†Other directorships (additional space overleaf): SEE CONTINUATION PAGE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 31.10.02

A director, secretary etc must sign the form below.

Voluntary details.
†Directors only.
**Delete as appropriate

Signed [signature] **Date** 4.11.02

(** a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, THE BOOTS COMPANY PLC, GROUP HEADQUARTERS, NOTTINGHAM, , NG2 3AA

Tel 0115-968 7094

DX number 712061 — DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland — DX 235 Edinburgh

Company Number 4452715

† Directors only. † Other directorships

BCM LIMITED

THE BOOTS COMPANY PLC

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.

- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

dormant

a parent company which wholly owned the company making the return, or

another wholly owned subsidiary of the same parent company.

EXHIBIT 115


SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number: 4452715

Company Name in full: Boots Group PLC

Appointment form

	Day	Month	Year
Date of appointment	31	10	2002
†Date of Birth	19	09	1956

Appointment as director: X   as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: MR   *Honours etc:

Notes on completion appear on reverse.

Forename(s): JAN

Surname: BENNINK

Previous Forename(s):   Previous Surname(s):

Usual residential address: 60 AVENUE FOCH

Post town: PARIS   Postcode: 75116

County / Region: Country: FRANCE

†Nationality: NETHERLANDS   †Business occupation: EXECUTIVE VICE PRESIDENT

†Other directorships (additional space overleaf): THE BOOTS COMPANY PLC

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature]   **Date** 31.10.02

A director, secretary etc must sign the form below.

*Voluntary details. †Directors only. **Delete as appropriate

Signed [signature]   **Date** 4-11.02

(** a ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, THE BOOTS COMPANY PLC, GROUP HEADQUARTERS, NOTTINGHAM, , NG2 3AA

Tel 0115-968 7094

DX number 712061   DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff

for companies registered in England and Wales   or

Company Number 4452715

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.

- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

dormant

a parent company which wholly owned the company making the return, or

another wholly owned subsidiary of the same parent company.

EXHIBIT 116



Please complete in typescript, or in bold black capitals

CHFP029

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number: 4452715

Company Name in full: Boots Group PLC

	Day	Month	Year
Date of termination of appointment	0 5	1 1	2 0 0 2

as director: X   as secretary: [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

Please insert details as previously notified to Companies House.

*Style / Title: MR   *Honours etc:

Forename(s): MICHAEL JOHN

Surname: OLIVER

	Day	Month	Year
†Date of Birth	1 2	0 4	1 9 4 9

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Delete as appropriate

Signed: MJ Oliver   Date: 8/11/02.

(** serving ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, THE BOOTS COMPANY PLC, GROUP HEADQUARTERS, NOTTINGHAM, , NG2 3AA

Tel 0115-968 7094

DX number 712061   DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

EXHIBIT 117


SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number: 4452715

Company Name in full: Boots Group PLC

	Day	Month	Year
Date of termination of appointment	0 5	1 1	2 0 0 2

as director: X | as secretary: [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

Please insert details as previously notified to Companies House.

*Style / Title: MS | *Honours etc:

Forename(s): SONIA

Surname: FENNELL

	Day	Month	Year
†Date of Birth	2 9	0 7	1 9 5 9

A serving director, secretary etc must sign the form below.

Signed: [signature] Date: 8/11/02

(** serving ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, THE BOOTS COMPANY PLC, GROUP HEADQUARTERS, NOTTINGHAM, NG2 3AA

Tel 0115-968 7094

DX number 712061 DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh

EXHIBIT 118


SECRETARIAT

Please complete in typescript, or in bold black capitals

CHFP029

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number: 4452715

Company Name in full: Boots Group PLC

Appointment form

	Day	Month	Year		Day	Month	Year
Date of appointment	04	11	2002	†Date of Birth	25	06	1953

Appointment as director: X   as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME

Notes on completion appear on reverse.

*Style / Title: MR   *Honours etc:

Forename(s): BARRY

Surname: CLARE

Previous Forename(s):   Previous Surname(s):

Usual residential address: 12 BIRKDALE CLOSE, EDWALTON

Post town: NOTTINGHAM   Postcode: NG12 4FB

County / Region: Country:

†Nationality: BRITISH   †Business occupation: DIRECTOR

†Other directorships (additional space overleaf): SEE CONTINUATION PAGE

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature]   **Date** 4.11.02

A director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Delete as appropriate

Signed [signature]   **Date** 4.11.02

(** a ~~director / secretary / administrator / administrative receiver / receiver manager / receiver~~) director

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SONIA FENNELL, THE BOOTS COMPANY PLC, GROUP HEADQUARTERS, NOTTINGHAM, NG2 3AA

Tel 0115-968 7094

DX number 712061   DX exchange BEESTON 2

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   DX 235 Edinburgh

Company Number 4452715

† Directors only. † Other directorships

BOOTS HEALTHCARE INTERNATIONAL LIMITED

CROOKES HEALTHCARE LIMITED (15/10/1999)

DIGITAL WELLBEING LIMITED

OPTREX LIMITED

STANDARD CHARTERED PLC

THE BOOTS COMPANY PLC

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

EXHIBIT 119

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action you should take, you should seek your own personal financial advice immediately from your stockbroker, bank, solicitor, accountant, fund manager or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

This document, which comprises listing particulars relating to Boots Group PLC, has been prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000. A copy of this document has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of that act. This document has been prepared in connection with the interposition of Boots Group PLC between Boots and its shareholders by way of scheme of arrangement as described in this document.

Application has been made to the UK Listing Authority for the Boots Group Ordinary Shares to be admitted to the Official List and to the London Stock Exchange for such ordinary shares to be admitted to trading on the London Stock Exchange's market for listed securities. These applications are subject to the passing of the requisite resolutions concerning the Scheme by Boots Shareholders at the EGM and the Court Meeting and confirmation by the Court. It is currently expected that, if the Scheme is approved by Boots Shareholders and confirmed by the Court, admission of the Boots Group Ordinary Shares to the Official List, and to trading on the London Stock Exchange's market for listed securities, will become effective and that unconditional dealings in the Boots Group Ordinary Shares will commence at 8.00 a.m. on 20 January 2003. No application is currently intended to be made for the Boots Group Ordinary Shares to be admitted to listing or dealing on any other exchange.



BOOTS GROUP PLC

(Incorporated and registered in England and Wales under the Companies Act, registered number 04452715)

Introduction of up to 900,000,000 ordinary shares of 25 pence to the Official List

Sponsored by Deutsche Bank

Deutsche Bank, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Boots Group and Boots and no one else in connection with the Listing of the Boots Group Ordinary Shares and will not be responsible to anyone other than Boots Group and Boots for providing the protections afforded to clients of Deutsche Bank or for providing advice in connection with the Admission of the Boots Group Ordinary Shares or the contents of this document.

The distribution of this document in certain jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of such jurisdictions.

The Boots Group Ordinary Shares will not be, and are not required to be, registered with the SEC under the US Securities Act in reliance upon the exemption from registration requirements of the US Securities Act provided by section 3(a)(10) of that act. The SEC has not approved or disapproved the Boots Group Ordinary Shares or passed upon the adequacy of this document. Any representation to the contrary is a criminal offence in the United States. Boots Shareholders who are affiliates (within the meaning of the US Securities Act) of Boots prior to the Scheme Effective Time or are affiliates of Boots Group after the Scheme Effective Time will be subject to timing, manner of sale and volume restrictions on the sale of Boots Group Ordinary Shares received in connection with the Scheme under Rule 145(d) of the US Securities Act. For certain US securities law considerations see paragraph 3 of Part 2 of this document.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied upon as having been so authorised. Neither the delivery of this document nor any issue and allotment made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Boots Group or Boots or any of its subsidiaries since the date hereof or that the information in this document is correct as of any time subsequent to the date of this document.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY. NONE OF THE SECURITIES REFERRED TO IN THIS DOCUMENT SHALL BE SOLD, ISSUED OR TRANSFERRED IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

CONTENTS

Information regarding forward-looking statements

This document contains various forward-looking statements regarding events and trends that are subject to risks and uncertainties that could cause the actual results and financial position of the Group or the New Group to differ materially from the information presented herein. Forward-looking statements include information concerning possible and assumed future results of the operations and earnings of the Group or the New Group and the economic conditions affecting the industries in which the Group or the New Group operates and demand and other aspects of the Group's or the New Group's business. When used in this document the words "estimate", "project", "intend", "anticipate", "believe", "expect", "should" and similar expressions, as they relate to the Group or the New Group or management thereof, are intended to identify such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. The Company and the Group undertakes no obligation publicly to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise save in respect of any requirement under applicable English laws, the Listing Rules and other regulations.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

	2002/2003
Latest time and date for receipt of forms of proxy for the EGM of Boots	3.00 p.m., 17 December
Latest time and date for receipt of forms of proxy for the Court Meeting of Boots (unless handed in at the meeting)	3.05 p.m., 17 December
EGM of Boots	3.00 p.m., 19 December
Court Meeting of Boots	3.05 p.m., 19 December[1]
Court Hearing of the petition to sanction the Scheme	16 January
Last day of dealings in Boots Ordinary Shares	17 January
Scheme Record Time	6.30 p.m., 17 January
Scheme Effective Time, Admission of Boots Group Ordinary Shares and crediting of Boots Group Ordinary Shares to CREST accounts	8.00 a.m., 20 January
Despatch of definitive certificates for Boots Group Ordinary Shares	by 10 February

All references in this document are to London times, unless otherwise stated. The above dates are based on Boots current expectations and are subject to change. In particular, certain Court dates are subject to confirmation by the Court.

[1] or as soon thereafter as the immediately preceding meeting concludes or is adjourned.

OVERSEAS SHAREHOLDERS

Further details of the Scheme for Holders of Boots Ordinary Shares who are citizens or residents of countries other than the United Kingdom are set out in paragraph 3 of Part 2 of this document.

DIRECTORS, SECRETARY AND ADVISERS

Directors of the Company

John Brian McGrath
Paul Bateman
Jan Bennink
Dr. John Gordon St. Clair Buchanan
Barry Clare
Howard Dodd
Hélène Ploix
Dr. Martin Peter Read
Sir Anthony Nigel Russell Rudd
Stephen George Russell
Andrew Patrick Smith

Company Secretary

Michael Oliver

Registered and Head Office

1 Thane Road West
Nottingham NG2 3AA

ADVISERS

Sponsor and Broker	Deutsche Bank AG London Winchester House 1 Great Winchester Street London EC2N 2DB
Auditors and Reporting Accountants	KPMG Audit Plc 2 Cornwall Street Birmingham B3 2DL
Legal Advisers to the Company	Slaughter and May One Bunhill Row London EC1Y 8YY
Legal Advisers to the Sponsor	Linklaters & Alliance One Silk Street London EC2Y 8HQ
Registrars and Paying Agent	Computershare Investor Services PLC P.O. Box 82 The Pavilions Bridgwater Road Bristol BS99 7NH
Bankers	Royal Bank of Scotland PLC 135 Bishopsgate London EC2M 3UR

SUMMARY OF KEY INFORMATION

The following information should be read in conjunction with the full text of this document from which it is derived. You should read the whole of this document and not just rely on the key information summarised below.

Business Summary

The Boots group of companies comprises the following main businesses: Boots Retail, Boots Retail International (BRI) and Boots Healthcare International (BHI). Boots Retail includes Boots The Chemists (BTC) and Wellbeing Services (including Boots Opticians) and has almost 1,600 outlets in the UK and Ireland; BRI comprises Boots international retailing operation; and BHI is Boots consumer healthcare business. Boots strategy is to focus on health and beauty retailing and services and on the development of its international consumer healthcare business.

Summary of Scheme

On 19 November 2002 the board of directors of Boots announced its proposal to interpose a new holding company between Boots and its shareholders.

Further information on the means of interposing this new holding company, Boots Group PLC, is contained in Part 2 of this document. The proposal will be implemented by means of a procedure, known as a scheme of arrangement, under the Companies Act 1985. If the Scheme becomes effective, all Boots Ordinary Shares will be transferred to Boots Group and Boots Shareholders will be issued 1 Boots Group Ordinary Share for each Boots Ordinary Share held at the Scheme Record Time.

You can also find additional information on the Scheme in the Circular to Boots Shareholders dated 19 November 2002. The Circular contains information relating to the EGM and the Court Meeting, which have been convened in connection with the implementation of the Scheme.

PART 1: INFORMATION ON THE GROUP

1. Introduction

On 19 November 2002 Boots announced its intention to restructure its Group by putting in place a new holding company, Boots Group PLC, through a scheme of arrangement.

2. Information on Boots

Boots was formed in the late 19th century to carry on the business now known as Boots The Chemists. Under Jesse Boot's leadership, Boots grew to a nationwide chain of stores. Boots was floated on the London Stock Exchange in 1923 and, following the Second World War, developed international prescription pharmaceuticals and agrochemicals businesses in addition to its retail businesses. The agrochemicals business was merged with that of Fisons in 1980 and disposed of in 1983 and the prescription pharmaceuticals business was sold to BASF in 1995, as the company concentrated on making the Boots brand the most trusted retail brand in the country.

The Boots group of companies comprises the following main businesses: Boots Retail, Boots Retail International (BRI) and Boots Healthcare International (BHI). Boots Retail includes Boots The Chemists (BTC) and Wellbeing Services (including Boots Opticians) and has almost 1,600 outlets in the UK and Ireland; BRI comprises Boots international retailing operation; and BHI is Boots consumer healthcare business. Until 30 August 2002 Halfords was the car parts and accessories and cycles and cycle accessories business of the Group. On 30 August 2002 the sale of Halfords to CVC Capital Partners was completed.

3. Business Overview

Sales and operating profit/loss figures in this Part 1 are sourced from the preliminary announcement of the results for the year ended 31 March 2002, made by Boots on 30 May 2002. Please note that Part 3 of this document contains detailed financial information relating to the Company and the Group, including the interim financial statement of Boots for the 6 months to 30 September 2002.

The following information should be read in conjunction with the full text of this document. You should read the whole of this document and not just rely on the key information summarized below.

Boots Retail

The constituent business divisions of Boots Retail are BTC and Wellbeing Services:

BTC

	Year to 31 March 2002
Sales	£4,070.6m
Profit before interest (pre exceptionals)	£629.0m

There are 1,428 BTC stores throughout the UK and Ireland, principally located on the high street. 78 stores are in edge-of-town locations and BTC is currently trialling implants in 9 Sainsbury's superstores, offering pharmacy and a wide range of health and beauty products. There are also 6 Pure Beauty stores which offer premium skincare and cosmetics ranges.

In May 2002, BTC announced a programme to reinvigorate the whole of its store portfolio within the following 4 years. New formats have been trialled in some stores and lessons from these are being used to guide this programme. By 31 October 2002 165 stores had been refurbished.

In recent years, BTC has focused its activities on its core business of health and beauty where it remains pre-eminent and continues to grow. The customer appeal is founded on the trust and heritage of the Boots brand, broad customer choice, innovative own brands and exclusives, and expert service and advice. A number of Boots own brand products, such as No. 7 and Soltan branded products, are among market leaders in their categories. These and other key Boots brands and the exclusive product ranges developed with brand owners such as TONI&GUY improve BTC's sales mix and strengthen differentiation from other retailers. The ability to

refresh and revitalise established ranges is a key factor in BTC's track record of creating and building long-term brands. Boots authoritative brand and product offer are complemented by a range of related wellbeing services.

The Advantage Card scheme, Boots loyalty card, which has 8.6m active members and is linked with approximately 50 per cent. of BTC sales, gives BTC a crucial edge in understanding and segmenting its customers.

Wellbeing Services

	Year to 31 March 2002
Sales	£231.0m
Loss before interest (pre exceptionals)	£ (33.1m)

Boots current wellbeing services include Opticians, Dentalcare and Footcare.

Boots Opticians (BOL) has 297 outlets nationwide, of which 147 are within BTC stores, the others being standalone stores. It is 1 of only 5 national chains of opticians in the UK. BOL recently introduced 2 new services: laser eye surgery (Lasik) and hearing care. To date, Boots has 8 Lasik clinics, which have been extremely successful, and further clinics are planned. Boots has the exclusive UK rights to the revolutionary Songbird disposable hearing aid which is sold in the 59 hearing care centres within BOL stores.

Boots has 57 dental practices, with over 140,000 registered patients. It also has 44 chiropody practices, the majority of which are co-located with Dentalcare practices. There are over 100,000 registered Footcare patients.

Boots has introduced a number of other services, such as manicures and laser hair removal.

BRI

	Year to 31 March 2002
Sales	£40.3m
Loss before interest (pre exceptionals)	(£24.1m)

BRI operates in Taiwan, Thailand, the Netherlands, Italy, Hong Kong and Switzerland. It has a number of standalone stores in both Taiwan and Thailand and more recently has agreed to roll out implants in around 100 Watsons stores, a leading drugstore chain in South East Asia, in Taiwan and Hong Kong. It is also trialling implants with other retailers in other countries. The implants, which are focused on selling Boots own and exclusive brands, are a flexible and low cost model for Boots to expand its overseas representation.

In the Netherlands, BRI distributes its own brand products through an established national drugstore chain, Etos.

BHI

	Year to 31 March 2002
Sales	£407.3m
Profit before interest (pre exceptionals)	£ 66.7m
Sales split:	
Analgesics	£ 95.2m
Cough and cold	£ 72.0m
Skincare	£129.8m
Other	£110.3m

BHI is a consumer healthcare business. It currently focuses on 3 core therapy categories — analgesics, cough and cold and skincare — categories which together make up about a third of the global OTC market. In these categories, BHI currently has 3 international brands — Nurofen (analgesics), Strepsils (cough and cold) and Clearasil (skincare) — and aims to build several more. Nurofen and Strepsils were developed by Boots. Clearasil was acquired in 2000 and has

given BHI's US and Japanese subsidiaries a foothold in their local markets. Other BHI brands include UK household names such as E45, Optrex and Karvol, and Lutsine in France and Dobendan in Germany.

Support Functions

The following functions support all the Group's businesses:

Supply Chain and Manufacturing

The Group's supply and support services division employs over 8,000 staff and covers, amongst other areas, the logistics, procurement and manufacturing functions.

The Group handles tens of thousands of different stock keeping units, of which a significant proportion change annually. Promotions lead to a large and volatile demand for stock in stores. Boots is in the process of developing a fully integrated supply chain for its retail operations, which will help to maintain appropriate levels of on-shelf availability in stores.

The Group has factories in the UK, France, Germany and Thailand. At these factories it manufactures its own brand and exclusive brand products for BTC and BHI. It also manufactures products for third-party proprietary brand owners.

Information Technology

Recently, all the Group's IT functions have been integrated into 1 department and a number of important IT initiatives have been developed. In addition, the outsourcing of the development, delivery and support of IT across the business, to improve the Group's flexibility and reduce operating and development costs, has been implemented by transferring to third parties Group IT infrastructure and IT applications, support and maintenance. Under these arrangements a total of 613 staff were transferred.

Property

Boots property function concentrates on providing property solutions for its own retail operations, but also has an investment property portfolio. However, it has been gradually reducing this investment portfolio and, except for properties owned by the Group but used or previously used by Halfords, only 2 shopping centres and 2 retail warehouses remain.

New Product Development

The Group continues to invest in, and place importance upon, new product development, particularly in BTC (through the Strategic Marketing Unit created in 2000) and BHI.

Pharmacy Licences

As dispensing forms a significant part of BTC's business, the Group's contracts with the Department of Health, which relate to pharmacy regulation, are important to the Group's business.

4. Background to and reasons for the interposition of Boots Group

Boots has determined that, as far as possible, the Group's trading activities should be carried on below the level of the Group's holding company. At present a mix of investment and trading activity is carried on in Boots, which can cause operational, tax and legal issues to arise. Introducing Boots Group as the holding company of the New Group will enable the board of Boots Group to concentrate on holding company related activities. The management of Boots and other New Group companies will therefore be able to focus on the trading activities of the New Group. The issues which might otherwise arise as a result of Boots being engaged in both investment and trading activities should therefore be avoided.

This structure for the New Group will better insulate the legal risks involved in the New Group's business activities. In addition it will promote a greater distinction between holding company costs and costs associated with trading activities, and the New Group's accounting systems will be updated to facilitate this.

5. Current Trading and Prospects

On 30 May 2002, Boots announced its full year results for the financial year 2001/2002, which included the following statement:

"The changes we are making and the investments we plan are establishing the platform for profitable long term top line growth".

On 7 November 2002, Boots announced its half year results for the financial year 2002/2003, which included the following statement by Chief Executive Steve Russell:

"I am confident that we will deliver a full year performance in line with our expectations at the start of the year"

Further to this statement, the Board is confident about the prospects for the full year.

6. Dividend Policy

The Directors intend to adopt a dividend policy for the Company which corresponds with the policy currently adopted by Boots. Such policy will take into account the long term development of the business and the underlying earnings of Boots Group, whilst maintaining an appropriate level of dividend cover.

The Directors intend to pay a final dividend for the financial year ending 31 March 2003 which will reflect the Company's performance during that period as if it had been the holding company of the New Group throughout. The Boots interim dividend in respect of the current financial year is expected to be paid in February 2003 by Boots, as announced on 7 November 2002, to Boots Shareholders on the Boots Share Register on 22 November 2002.

7. Employees

Boots operates in a competitive retail environment and its success therefore depends on its ability to attract, retain and develop outstanding people. Boots employees have made an invaluable contribution to delivering its business objectives.

Boots aims to provide competitive salaries and benefits for all its employees, consistent with business strategy and performance. Total remuneration comprises fixed pay, variable pay and benefits.

Boots aims to align the interests of all employees as closely as possible with the interests of shareholders and regards employee share ownership as imperative. Boots has operated the Boots Share Schemes, and the Company will operate the Boots Group Share Schemes, with the object of giving employees at all levels the opportunity to acquire and hold shares in Boots or, after the Scheme becomes effective, the Company. In March 2001 and June 2002, qualifying UK employees (totalling 53,000 in 2001 and 49,000 in 2002) received an allocation of free shares in Boots, and a share tracking scheme operates for the benefit of overseas employees.

The average number of employees in the continuing operations of the Group in each of the last 3 financial years was as follows:

Continuing operations	2002 Number of heads	2002 Full time equivalents	2001 Number of heads	2001 Full time equivalents	2000 Number of heads	2000 Full time equivalents
Boots Retail	64,354	42,310	68,361	44,127	69,844	44,746
Boots Retail International	1,084	1,036	1,406	1,267	1,021	849
Boots Healthcare International	2,966	2,868	3,202	3,113	3,251	3,121
Central and other	497	445	538	501	788	742
TOTAL	68,901	46,659	73,507	49,008	74,904	49,458

8. Corporate Governance

The Board supports high standards of corporate governance. Following Admission, the Board intends, where practicable, to comply with the Combined Code published by the UKLA

following the recommendations of the Committee on Corporate Governance chaired by Sir Ronald Hampel and to put in place the procedures required to comply with the internal control aspects of the Combined Code in accordance with the Turnbull Report.

The Non-Executive Chairman of the Company is John McGrath. Operational responsibility for the New Group will lie with Steve Russell, the Chief Executive. Sir Nigel Rudd is the senior Non-Executive Director. These appointments replicate the existing arrangements at Boots board level.

The Board has established 4 principal committees, the Nominations Committee, the Audit Committee, the Remuneration Committee and the Social Responsibilities Committee, each of which will operate within written terms of reference established by the Board. These terms of reference replicate those of the corresponding committees of the Boots board.

Nominations Committee

The Nominations Committee comprises:

John McGrath, Dr. John Buchanan, Hélène Ploix, Dr. Martin Read, Jan Bennink and Sir Nigel Rudd.

Its chairman is John McGrath. It will meet as dictated by circumstances. Its main responsibility is to consider and make recommendations to the Board about the appointment of Directors, the standing for re-appointment of Directors and the structure and composition of the Board generally.

Audit Committee

The Audit Committee comprises:

Dr. John Buchanan, Hélène Ploix, Dr. Martin Read, Jan Bennink, and Sir Nigel Rudd.

Its chairman is Dr. John Buchanan. It will meet at least 3 times a year. Its main responsibilities will be:

- to review and advise the Board on the interim and annual financial statements
- to review with the external auditors the nature and scope of their audit and the results of that audit, any control issues raised by them and management's response
- to make recommendations as to the appointment and remuneration of external auditors and any question of their resignation or removal
- to review the Company's systems and practices for the identification and management of risk, to set the risk assurance audit plan and to receive regular reports on internal audit matters
- to monitor compliance with the Company's policies to prevent illegal and questionable corporate conduct
- to review the findings of internal investigations

The external auditors will be reappointed annually at the annual general meeting. The Audit Committee will consider the reappointment of the auditors and report its findings to the Board. It will periodically consider the performance, cost and independence of the external auditors, including a comparison of audit fees with those of other retail and FTSE 100 companies and a review of the level of service provided by the audit team throughout the New Group.

The external audit firm may perform non-audit work for the New Group but only when its tender is considered superior to that of other consultants. A schedule of this non-audit work will be provided annually to the Audit Committee.

Remuneration Committee

The Remuneration Committee comprises:

Sir Nigel Rudd, Dr. John Buchanan, John McGrath, Hélène Ploix, Jan Bennink and Dr. Martin Read.

Its chairman is Sir Nigel Rudd. It will meet at least twice a year and has no members who are executive Directors or who have a personal financial interest in matters to be decided. It is responsible to the Board for determining the remuneration, terms and conditions and bonus schemes for the executive Directors, having regard to performance.

Social Responsibilities Committee

The Social Responsibilities Committee comprises:

Dr. Martin Read and Andy Smith.

It will meet at least twice a year. Its main responsibility is to keep under review the New Group's policies and practices in the areas of social responsibility including those relating to health, safety, the environment, equal opportunities, race relations, employment of the disabled and ethical matters.

PART 2: TERMS OF THE SCHEME

1. Description of the proposals

The establishment of a new holding company for the Group entails a number of steps.

The Scheme

Under a proposed Court approved scheme of arrangement, made pursuant to section 425 of the Companies Act, Boots Group will be interposed as the new holding company of the Group, forming the New Group. Boots Group will acquire Boots in exchange for the issue by Boots Group of Boots Group Ordinary Shares to Boots Shareholders. The Scheme is subject to certain conditions, including the approval of Boots Shareholders and the approval of the Court.

Under the terms of the Scheme, if the Scheme becomes effective, Boots Shareholders on the register of Boots at the Scheme Record Time, expected to be 6.30 p.m. on 17 January 2003, will exchange their Boots Ordinary Shares for Boots Group Ordinary Shares on the following basis:

1 Boots Group Ordinary Share **for each Boots Ordinary Share**

then held.

Under the Scheme, all the Boots Ordinary Shares will be transferred to Boots Group and, subject to the exception set out in the next paragraph, Boots Shareholders on the register of Boots at the Scheme Record Time will be allotted 1 Boots Group Ordinary Share, credited as fully paid, for every 1 Boots Ordinary Share then held.

Deutsche Bank AG London Branch and DB UK Holdings Limited, who each already hold 4 Boots Group Ordinary Shares and will hold 4 Boots Ordinary Shares, will each receive 4 less Boots Group Ordinary Shares than their 1 for 1 entitlement under the Scheme, so that the number of Boots Group Ordinary Shares each holds after implementation of the Scheme will be equal to the number of Boots Ordinary Shares each held prior to implementation of the Scheme.

Boots will therefore become a wholly owned subsidiary of Boots Group, and the entire issued share capital of Boots Group will be owned by Boots Shareholders on the register of Boots at the Scheme Record Time in the same proportions as Boots Ordinary Shares were held by them at that time.

After implementation of the Scheme, the Boots Group Ordinary Shares will be equivalent to the Boots Ordinary Shares in all material respects including their dividend, voting and other rights.

2. Listing, settlement and dealings

Application has been made to the UKLA and to the London Stock Exchange for the admission of the Boots Group Ordinary Shares to the Official List in accordance with the Listing Rules and to trading on the London Stock Exchange's market for listed securities, respectively. The last day of dealings in Boots Ordinary Shares is expected to be 17 January 2003. It is expected that Admission will become effective and dealings for normal settlement in Boots Group Ordinary Shares will commence at 8.00 a.m. on 20 January 2003. If the Scheme is implemented, it is intended that the listing of the Boots Ordinary Shares on the London Stock Exchange will be cancelled.

No application is currently intended to be made for the Boots Group Ordinary Shares to be admitted to listing or dealing on any other exchange.

For a transferee to be a registered Holder of Boots Ordinary Shares at the Scheme Record Time, a transfer of Boots Ordinary Shares must be recorded on the Boots Share Register held by Computershare by 6.30 p.m. on 17 January 2003.

Boots Group Ordinary Shares can be held in certificated or uncertificated form. At the Scheme Effective Time, share certificates for the Boots Ordinary Shares will cease to be valid and should

be destroyed. With respect to the Boots Ordinary Shares held in uncertificated form, CRESTCo will be instructed to cancel the entitlements of the relevant Boots Shareholders with respect to those Boots Ordinary Shares. Holders of Boots Ordinary Shares on the Boots Share Register at the Scheme Record Time will constitute the Share Register of Boots Group at Admission.

Boots Group Ordinary Shares in certificated form

Boots Shareholders who hold their Boots Ordinary Shares in certificated form at the Scheme Record Time will receive their entitlement to Boots Group Ordinary Shares in certificated form.

It is expected that definitive certificates in respect of Boots Group Ordinary Shares will be posted to entitled Holders of Boots Group Ordinary Shares at their registered address on the Boots Share Register at the Scheme Record Time (which will also be their registered address on the Boots Group Share Register at Admission) by no later than 10 February 2003. In the case of joint Holders, certificates will be despatched to the person whose name appears first on the register. Temporary documents of title will not be issued. Pending despatch of certificates, transfers will be certified against the Boots Group Share Register.

All certificates will be sent by pre-paid first class post at the risk of the person entitled thereto.

Boots Group Ordinary Shares in uncertificated form

Boots Shareholders who hold their Boots Ordinary Shares in uncertificated form at the Scheme Record Time will receive Boots Group Ordinary Shares in uncertificated form. It is expected that Boots Group Ordinary Shares will be credited to the CREST account of the Boots Shareholder concerned on 20 January 2003.

Boots Group reserves the right to issue Boots Group Ordinary Shares to all entitled Boots Shareholders in certificated form if, for any reason, it wishes to do so.

CREST is a paperless settlement system enabling shares to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. The Boots Group Articles permit the holding of Boots Group Ordinary Shares under the CREST system. The Company will apply for its shares to be admitted to CREST with effect from Admission.

General

All mandates relating to payment of dividends on Boots Ordinary Shares, including in relation to the Boots dividend reinvestment plan, and all instructions given to Boots in relation to notices and other communications in force immediately prior to the Scheme Record Time will be, unless and until revoked or varied, deemed as from the Scheme Effective Time to be valid and effective mandates or instructions to Boots Group in relation to the corresponding holdings of Boots Group Ordinary Shares. Instructions to Boots will be deemed to operate in respect of a new Boots Group dividend reinvestment plan, which will be identical in all material respects to the Boots dividend reinvestment plan.

If, prior to the date when the Scheme is approved, Boots Ordinary Shares are transferred by the Boots Shareholder to another person, then such transferee will become a Boots Shareholder and, if the Scheme is approved, will be bound by it.

The Boots Ordinary Shares to be transferred to the Company under the Scheme will be transferred without the right to payment of the Boots 2002 interim dividend, announced on 7 November 2002, the record date for which is expected to be 22 November 2002. The 2002 interim dividend will be paid to Boots Shareholders on the register of members of Boots at that record date and elections under the Boots dividend reinvestment plan in respect of such interim dividend will be treated as instructions to the registrars under that plan to invest in Boots Group Ordinary Shares.

3. Overseas shareholders

United States

The Boots Group Ordinary Shares will not be, and are not required to be, registered under the US Securities Act in reliance upon the exemption from the registration requirements of the US

Securities Act provided by section 3(a)(10) of that act. Boots Group Ordinary Shares issued to a Boots Shareholder who is neither an affiliate, for the purposes of the US Securities Act, of Boots or Boots Group prior to the Scheme Effective Time, nor an affiliate of Boots Group after the Scheme Effective Time, would not be "restricted securities" under the US Securities Act. Affiliates of Boots or Boots Group will be subject to timing, manner of sale and volume restrictions on the sale of Boots Group Ordinary Shares received in connection with the Scheme under Rule 145(d) of the US Securities Act. Holders who may be deemed to be affiliates of Boots or Boots Group include individuals who, or entities that, control directly or indirectly, or are controlled by or are under common control with, Boots or Boots Group and may include certain officers and directors of Boots and Boots Group and principal shareholders (such as a holder of more than 10 per cent. of the outstanding capital stock of Boots or Boots Group). Holders who are affiliates, in addition to reselling their Boots Group Ordinary Shares in the manner permitted by Rule 145(d) under the US Securities Act, may also sell their securities under any other available exemption under the US Securities Act, including Regulation S. Boots Shareholders who believe they may be affiliates for the purposes of the US Securities Act should consult their own legal advisers prior to any sale of Boots Group Ordinary Shares received pursuant to the Scheme.

For the purpose of qualifying for the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) of that act with respect to the Boots Group Ordinary Shares issued pursuant to the Scheme, Boots will advise the Court that Boots Group will rely on the section 3(a)(10) exemption based on the Court's sanctioning of the Scheme, which will be relied upon by Boots Group as an approval of the Scheme following a hearing on its fairness to Boots Shareholders at which hearing all such Boots Shareholders are entitled to attend in person or through counsel to support or oppose the sanctioning of the Scheme and with respect to which notification has been given to all such Boots Shareholders.

Boots Shareholders who are citizens or residents of the United States are advised that the Boots Group Ordinary Shares will not be registered under the US Exchange Act. Boots Group intends to furnish certain information in accordance with Rule 12g3-2(b) under the US Exchange Act and expects to be advised by the SEC that it has been added to the list of foreign private issuers that claim exemption from the registration requirements of Section 12(g) of the US Exchange Act in reliance on Rule 12g3-2(b) thereunder. If Boots Group is added to this list, so long as it continues to rely on this exemption, Boots Group will comply with the information supplying requirements of Rule 12(g)3-2(b), which requires Boots Group to furnish to the SEC information that (A) it has made or is required to make public in the United Kingdom; (B) it has filed or is required to file with the UKLA and which was made public by the UKLA; or (C) it has distributed or is required to distribute to its shareholders. Information that is so furnished to the SEC by Boots Group may be obtained from the public reference facilities maintained by the SEC in Washington, DC at prescribed rates.

The Directors understand that the Boots Group Ordinary Shares have not been, and will not be, listed on a US securities exchange or quoted on The National Association of Securities Dealers' Automated Quotation system or any other inter-dealer quotation system in the United States. Neither Boots nor Boots Group intends to take action to facilitate a market in Boots Group Ordinary Shares in the United States. Consequently, Boots Group believes that it is unlikely that an active trading market in the United States will develop for the Boots Group Ordinary Shares.

Neither the SEC nor any US federal, state or securities commission or regulatory authority has registered, approved or disapproved the Boots Group Ordinary Shares or passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

Holders of American depositary shares representing Boots Ordinary Shares should contact the relevant depository bank with any queries that they might have in connection with their holding of such American depositary shares. Boots has no relationship with any depositary in connection with any such depositary arrangements and Boots has no obligation or liability with respect to any action or inaction by such depositary or any other aspect of any such depositary arrangement.

Boots Shareholders, or holders of American depositary shares representing Boots Ordinary Shares, who are citizens or residents of the United States should consult their own legal and

tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

Other jurisdictions

The implications of the Scheme for overseas shareholders may be affected by the laws of relevant jurisdictions. Such overseas shareholders should inform themselves about and observe any applicable legal requirements. Any person outside the UK who is resident in, or who has a registered address in, or is a citizen of, an overseas jurisdiction, and who is to receive Boots Group Ordinary Shares pursuant to the Scheme, should consult his or her professional advisers and satisfy himself or herself as to the full observance of the laws of the relevant jurisdiction in connection with the Scheme, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such jurisdiction.

In any case where Boots is advised that the allotment and issue of Boots Group Ordinary Shares to a Boots Shareholder with a registered address outside the United Kingdom would or may infringe the laws of any jurisdiction outside the United Kingdom or necessitate compliance with any special requirement with which Boots is unable to comply, or compliance with which Boots regards as unduly onerous, the Scheme provides that Boots may determine that the Holder's entitlement to Boots Group Ordinary Shares pursuant to the Scheme shall be issued to such Holder and then sold on his behalf as soon as reasonably practicable with the net proceeds of sale being remitted to the Holder. In the absence of bad faith or wilful default, none of Boots, Boots Group or any person appointed to sell such shares shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

This document has been prepared for the purposes of complying with English law and the Listing Rules, and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY. NONE OF THE SECURITIES REFERRED TO IN THIS DOCUMENT SHALL BE SOLD, ISSUED OR TRANSFERRED IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

Overseas shareholders should consult their own legal and tax advisers with respect to the legal and tax consequences of the Scheme in their particular circumstances.

4. Boots Bonds

It is proposed that Boots Group will be substituted as issuer of the Boots Bonds in place of Boots upon or shortly after the Scheme becoming effective; such substitution is permitted under the terms attaching to the Boots Bonds and the trust deed relating thereto.

PART 3: FINANCIAL INFORMATION

This Part 3 is divided into 3 sections. Part A is an accountants' report on the Company since its incorporation on 31 May 2002. Part B contains the full interim statement of Boots for the half year to 30 September 2002. Part C contains financial information on the Group for the 3 years to 31 March 2002.

SECTION A: ACCOUNTANTS' REPORT ON BOOTS GROUP PLC


KPMG

KPMG Audit Plc
2 Cornwall Street
Birmingham
B3 2DL

The Directors
Boots Group PLC
1 Thane Road West
Nottingham NG2 3AA

The Directors
Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London
EC2N 2DB

19 November 2002

Dear Sirs

Boots Group PLC (the "Company")

We report on the financial information set out below. This financial information has been prepared for inclusion in the listing particulars of the Company dated 19 November 2002 (the "Listing Particulars") relating to the proposed admission of the whole of the Company's issued ordinary share capital to the Official List of the UK Listing Authority.

Basis of preparation

The financial information set out in paragraphs 1 to 5 below is based on non-statutory financial statements of the Company from its incorporation on 31 May 2002 to 31 October 2002, to which no adjustments were considered necessary.

Responsibility

Such financial statements are the responsibility of the directors of the Company.

The directors of the Company are responsible for the contents of the Listing Particulars in which this report is included.

It is our responsibility to compile the financial information set out in this report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investments Circular Reporting Standards issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial statements underlying the financial information

and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion the financial information gives, for the purposes of the Listing Particulars, a true and fair view of the state of affairs of the Company as at 31 October 2002 and of its profit and cash flows for the period then ended.

1. Profit and loss account
for the 22 week period ended 31 October 2002

	£
Other income — gift received from The Boots Company PLC	50,000
Retained profit for the financial period	50,000

There were no other gains or losses in the financial period.

2. Balance sheet
at 31 October 2002

	Note	£
Current assets		
Cash at bank and in hand	5.6	50,002
Share capital and reserves		
Allotted and called up share capital	5.3	2
Capital redemption reserve	5.4	49,998
Profit and loss account	5.4	2
Equity shareholders' funds		50,002

3. Cash flow statement
for the 22 week period ended 31 October 2002

	Note	£
Returns on investments and servicing of finance		
Gift from The Boots Company PLC		50,000
Financing		
Issue of ordinary share capital	5.3	2
Increase in cash in the period	5.5	50,002

4. Reconciliation of movements in shareholders' funds
for the 22 week period ended 31 October 2002

	£
Retained profit for the financial period	50,000
New share capital subscribed (net of issue costs)	50,000
Share capital redeemed	(49,998)
Closing shareholders' funds	50,002

5. Notes

5.1 Basis of preparation

The financial information has been prepared under the historical cost accounting rules and in accordance with applicable UK Accounting Standards.

5.2 Incorporation

The Company was incorporated on 31 May 2002 with the name Halfords Group PLC which name was changed on 11 October 2002 to Boots Group PLC. Other than initial accounts for the period from incorporation to 12 June 2002 complying with section 273 of the Companies Act 1985, no audited financial statements have been made up and no dividends have been declared or paid since the date of incorporation.

5.3 Called up share capital

	Number	£
Authorised		
Equity: Ordinary shares of 25p each	1,200,000,000	300,000,000
Allotted, called up and fully paid		
Equity: Ordinary shares of 25p each	8	2

Shares were issued as follows:

- 1 ordinary share of £1 was subscribed by Trucidator Nominees Limited on incorporation of the Company and subsequently transferred to Deutsche Bank AG London Branch on 10 June 2002 in consideration of the payment up of the £1 par value of the share.
- 1 ordinary share of £1 was subscribed by Trexco Limited on incorporation of the Company and subsequently transferred to DB UK Holdings Limited on 10 June 2002 in consideration of the payment up of the £1 par value of the share.
- 49,998 5% cumulative redeemable preference shares of £1 were issued at par on 10 June 2002 to Deutsche Bank AG London Branch for £49,998 against an undertaking to pay cash to the Company on 31 December 2002.

The entire issued cumulative redeemable preference share capital was subsequently redeemed at par on 21 June 2002.

At an Extraordinary General Meeting of the Company held on 31 October 2002, further changes to the share capital of the Company were made as follows:

- each of the 49,998 authorised but unissued ordinary shares of £1 each and the 2 issued ordinary shares of £1 each was sub-divided into 4 ordinary shares of 25 pence each;
- each of the 50,000 authorised but unissued redeemable preference shares of £1 each was redesignated as an ordinary share of £1 each and each such ordinary share was sub-divided into 4 ordinary shares of 25 pence each;
- the authorised share capital of the Company was increased from £100,000 to £300,000,000 by the creation of a further 1,199,600,000 ordinary shares of 25 pence each.

5.4 Reserves

	Capital redemption reserve £	Profit and loss account £
On incorporation	—	—
Retained profit for the financial period	—	50,000
Transfers	49,998	(49,998)
At end of period	49,998	2

5.5 Reconciliation of net cash flow to movement in net funds

	£
On incorporation	—
Increase in cash in the period and movement in net funds	50,002
At end of period	50,002

5.6 Analysis of net funds

	On incorporation	Cash flow	At end of period
	£	£	£
Cash at bank and in hand	—	50,002	50,002

Yours faithfully

KPMG Audit Plc

SECTION B: INTERIM FINANCIAL STATEMENT OF THE BOOTS COMPANY PLC

The interim financial statement for the half year ended 30 September 2002 of Boots as announced on 7 November 2002 is reproduced here in full. Boots will become the wholly owned subsidiary of Boots Group if and when the Scheme becomes effective. You should note that, as this section reproduces the Boots interim financial statement, defined terms used elsewhere in this document may not bear the same meaning in this Part 3(B).

HALF YEAR RESULTS TO 30TH SEPTEMBER 2002

- Sales in continuing operations up 4.4% to £2,382.4m
- Good progress in the first half
  - Boots The Chemists trading performance encouraging, particularly in quarter 2 (up 5.7% like for like)
  - Boots Healthcare International sales up 12% like for like
  - Sale of Halfords completed in August
- Profit before tax up by 1.8% to £253.3m
- *Profit before tax and exceptionals down by 2.8% to £279.6m after increased planned* investment of £40m in Boots The Chemists and Boots Healthcare International, and a £14m increase in pension costs
- Next stage of productivity programme to yield more than £100m of additional cost savings from non-store areas
- Earnings per share before exceptionals reduced by 3.1% to 22.1p
- Interim dividend increased by 3.7% to 8.4p per share
- Free cash flow increased from £181.1m to £498.1m
- £700m share buy back—£300m programme completed, return of Halfords net sale proceeds to commence

Commenting on the half year, Chief Executive Steve Russell said:

"I am encouraged by our performance in the first half. There have been good sales increases in Boots The Chemists and Boots Healthcare International, and our programme of investment in retail excellence is on track.

We are investing now in stores, people and product for higher sales and profit growth in the future.

We have the right product ranges and promotional plans for the important Christmas trading period.

I am confident that we will deliver a full year performance in line with our expectations at the start of the year."

Summary of business performance
For the half year ended 30th September 2002

	Turnover			Profit before exceptional items	
	Total £m	% growth	% like for like	£m	% growth
Boots The Chemists (note a)	1,993.3	3.8	3.3	256.4	(6.1)
Wellbeing Services (note b)	130.4	22.1	***	(16.1)	(1.3)
Boots Retail	2,123.7	4.8	***	240.3	(6.6)
Boots Healthcare International	218.0	11.4	12.0	35.2	(3.3)
Boots Retail International	18.2	(15.7)	5.5	(7.7)	37.9
Group and other	22.5	***	***	(21.3)	(10.4)
Continuing operations	2,382.4	4.4	***	246.5	(5.9)
Discontinued operation (note c)	234.9	***	***	22.5	***
Turnover/operating profit	2,617.3	2.5	***	269.0	(5.3)
Interest (note d)				10.6	***
Group profit before tax and exceptionals				279.6	(2.8)
Profit before tax				253.3	1.8
Group profit before tax and exceptionals from continuing operations				257.1	(3.2)

a) Boots The Chemists includes Digital Wellbeing in both periods and bootsphoto.com in the comparative period (see note 2).

b) Wellbeing Services includes Boots Opticians (including LASIK).

c) Halfords has been treated as a discontinued operation.

d) Interest excludes an exceptional credit of £100.6m (6 months to 30.9.01 £nil, 12 months to 31.3.02 £nil)—see notes 4 and 11.

Boots The Chemists

Sales Growth %

	Q1		Q2		H1	
	Actual	LFL	Actual	LFL	Actual	LFL
Health	4.7	3.9	8.5	8.0	6.6	6.0
Beauty and Toiletries	0.5	(0.5)	7.5	6.8	4.0	3.2
Other	(4.7)	(4.1)	(2.3)	(2.4)	(3.4)	(3.2)
Total	1.4	0.8	6.1	5.7	3.8	3.3

Sales in Boots The Chemists increased by 3.8% (3.3% like for like). Sales in the second quarter rose 6.1% or 5.7% on a like for like basis. Sales intensity increased by 3.9%. Price inflation for the half was 0.3%.

Average transaction values increased by 6.0%. The decline in transaction numbers was 3.2% for the half and 0.9% in the second quarter.

Health sales grew by 6.6% (6.0% like for like). Dispensing sales growth was strong through the half at 9.5% and OTC medicines performed well in the second quarter.

Beauty and Toiletries sales grew by 4.0% (3.2% like for like) with particularly strong performances in cosmetics, fragrance and skincare. Whilst photo sales declined, sales in the baby category continued their recovery.

As a result of our increased focus on health and beauty, other product category sales decreased by 3.4%, a reduction of 3.2% on a like for like basis.

Initiatives to drive higher levels of top-line sales growth announced in May are on track:-

Store Investment Programme

By the end of the first half 120 London stores had been refurbished with a further 45 stores completed in October. As planned a total of 300 stores will be completed by the end of March 2003.

New Products and Content

Recent product launches such as Mediterranean and the Essentials range have performed well. New launches for the second half year include important additions to our No.7 and 17 ranges. In February we will be launching a new category—Healthy Living. Net investment in advertising and promotions increased by over £10m in the half.

On-Shelf Availability

The on-shelf availability of key lines which stood at 95% in June has improved to 97.9%, and on all lines to 97.8%, against our target of 98% by Christmas.

Gross margin was 0.3% down for the half as a result of sales mix.

Wellbeing Services

Opticians and eyecare sales increased by 12.4% (8.8% like for like) driven by the continued recovery in core optics sales together with growth in the LASIK business, now available in eight clinics.

Dentalcare sales more than doubled to £10.9m.

Operating losses in Wellbeing Services were virtually the same as last year. The company will present its plans for the future of this business on 21st January 2003.

Boots Healthcare International

Sales in Boots Healthcare International grew by 11.4% (11.2% at comparable exchange rates) or 12.0% on a like for like basis albeit against a weak comparative period last year, where the prior year trading patterns were disrupted by the abolition of RPM on OTC medicines.

Overall, core business grew by 13% driven by Nurofen +27.4%, Dermatitis +12.4%, Strepsils +4.6% and Clearasil +4.3%.

Operating profit at £35.2m was down by £1.2m but reflected the planned increase in brand investment of £10.4m, together with higher pension charges.

Boots Retail International

The decline in sales in Boots Retail International was due to the impact of closing the Japanese business last year. Apart from this, supplying the implants in Taiwan would have contributed 7.9% to sales growth but this was offset by store closures.

Operating losses reduced further by 38.3% to £7.7m.

Group

Share Buy Back and Halfords Disposal

During the period the £300m share buy back was completed with a total of 48.4m shares being repurchased. As announced at the time of the Halfords disposal a further share repurchase programme will utilise the proceeds of the disposal. This will commence in the second half. An exceptional loss of £128.6m resulted from the sale of Halfords, after goodwill of £349.3m previously written off to reserves. The sale of Halfords completes the disposal of businesses acquired as part of the purchase of Ward White.

Productivity Programme

As part of the on-going review of non-store costs the company today announces a programme to achieve at least an additional £100m of ongoing cost savings. The costs associated with realising these savings will amount to £100m over the next 2.5 years. These cost savings are additional to the £250m of cost savings delivered over the past three years. Part of the savings generated by the new programme will be invested in the customer through price, the store investment programme and new product development.

Digital Wellbeing Limited

Since the half year the company has agreed to acquire Granada's 40% stake in Digital Wellbeing Limited ("DWL") for £1. In addition, Boots placed DWL in funds to settle £5.1m of Granada's loan funding of the company.

Hedging of Property Lease Rental Commitments

During the period the group reviewed its treasury policy relating to the hedging of property lease rental commitments (see note 11 for further details). The company has decided not to hedge these commitments in the future and as a result has closed out £1,315m of interest rate swaps, £1,100m of which were lease related. The closure generates a surplus of £100.6m and this is shown as an exceptional credit on the interest line.

Pensions Accounting

Following the Accounting Standards Board proposal in July 2002 to extend the transitional regime of FRS17, the company has reconsidered its decision to adopt FRS17 in the financial statements for the current year and has decided to continue to account for pensions under SSAP24 until the definitive new standard emerges. This was communicated on 1st October. The estimated SSAP24 pension cost for the UK scheme for the year is £32m (12 months to 31st March 2002 £5m) of which £16.8m (six months to 30th September 2001 £2.5m) has been reflected in the first half.

The company will continue to provide information on both bases.

Net Debt

Net debt at 30th September was £9.7m, a reduction of £136.6m since 31st March 2002.

THE BOOTS COMPANY PLC
INTERIM RESULTS

GROUP PROFIT AND LOSS ACCOUNT
FOR THE HALF YEAR ENDED 30TH SEPTEMBER 2002

	Notes	6 months to 30.9.02 £m	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Turnover: group and share of joint ventures	1	**2,617.3**	2,553.7	5,332.2
Less: discontinued operation		**(234.9)**	(272.1)	(528.7)
Turnover from continuing operations and share of joint ventures		**2,382.4**	2,281.6	4,803.5
Less: share of joint ventures' turnover		**(1.2)**	(2.5)	(3.9)
Group turnover from continuing operations		**2,381.2**	2,279.1	4,799.6
Operating profit				
Operating profit from continuing operations		**258.6**	274.6	592.1
Discontinued operation		**22.5**	22.2	54.3
Total operating profit		**281.1**	296.8	646.4
Exceptional operating items	3	**—**	(16.4)	(16.4)
Group operating profit		**281.1**	280.4	630.0
Share of operating loss of joint ventures		**(12.1)**	(12.6)	(20.9)
Total operating profit including joint ventures	2	**269.0**	267.8	609.1
Profit/(loss) on disposal of fixed assets	3	**1.7**	(1.4)	(6.0)
Loss on disposal of businesses—continuing	3,9	**—**	(14.3)	(12.6)
Loss on disposal of businesses—discontinued	3,9	**(128.6)**	(2.3)	(2.3)
Share of joint venture loss on closure of business	3,9	**—**	(4.4)	(5.6)
Profit on ordinary activities before interest	2	**142.1**	245.4	582.6
Net interest *	4,11	**111.2**	3.5	13.2
Profit on ordinary activities before taxation		**253.3**	248.9	595.8
Tax on profit on ordinary activities	5	**(116.8)**	(84.4)	(191.2)
Profit on ordinary activities after taxation		**136.5**	164.5	404.6
Equity minority interests		**(0.4)**	(0.1)	(0.3)
Profit attributable to shareholders		**136.1**	164.4	404.3
Dividends	6	**(70.0)**	(71.5)	(240.6)
Profit retained		**66.1**	92.9	163.7
Basic earnings per share before exceptional items	7	**22.1p**	22.8p	49.9p
Basic earnings per share	7	**15.9p**	18.7p	45.9p
Diluted earnings per share before exceptional items	7	**22.1p**	22.7p	49.8p
Diluted earnings per share	7	**15.8p**	18.6p	45.8p
Dividends per share	6	**8.4p**	8.1p	27.4p

* Net interest includes an exceptional credit of £100.6m (6 months to 30.9.01 £nil, 12 months to 31.3.02 £nil)—see notes 4 and 11 for details.

THE BOOTS COMPANY PLC
INTERIM RESULTS

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE HALF YEAR ENDED 30TH SEPTEMBER 2002

	6 months to 30.9.02 £m	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Profit attributable to shareholders	**136.1**	164.4	404.3
Surplus on revaluation of properties	**17.1**	—	1.5
Currency translation differences on foreign currency net investments	**(5.3)**	(1.6)	(3.0)
Total recognised gains and losses relating to the period	**147.9**	162.8	402.8

NOTE ON HISTORICAL COST PROFITS AND LOSSES FOR THE HALF YEAR ENDED 30TH SEPTEMBER 2002

	6 months to 30.9.02 £m	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Reported profit on ordinary activities before taxation	**253.3**	248.9	595.8
Realisation of property revaluation (deficits)/surpluses	**(1.9)**	(0.9)	0.7
Depreciation adjustment	**0.3**	0.5	2.2
Historical cost profit on ordinary activities before taxation	**251.7**	248.5	598.7
Historical cost profit retained	**64.5**	92.5	166.6

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS FOR THE HALF YEAR ENDED 30TH SEPTEMBER 2002

	6 months to 30.9.02 £m	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Total recognised gains and losses relating to the period	**147.9**	162.8	402.8
Dividends	**(70.0)**	(71.5)	(240.6)
New share capital issued (net of expenses)	**0.1**	0.3	0.7
Repurchase of shares	**(253.7)**	—	(45.9)
Goodwill released on disposal of businesses	**349.3**	22.4	22.4
Net increase in shareholders' funds	**173.6**	114.0	139.4
Opening shareholders' funds	**2,017.6**	1,878.2	1,878.2
Closing shareholders' funds	**2,191.2**	1,992.2	2,017.6

THE BOOTS COMPANY PLC
INTERIM RESULTS

GROUP BALANCE SHEET
30TH SEPTEMBER 2002

	Notes	At 30.9.02 £m	At 30.9.01 £m	At 31.3.02 £m
Fixed assets				
Intangible assets	8	**290.3**	299.2	298.2
Tangible assets		**1,613.3**	1,733.7	1,727.7
Investments		**102.9**	128.1	121.7
		2,006.5	2,161.0	2,147.6
Current assets				
Stocks		**708.7**	702.5	648.1
Debtors		**628.4**	551.7	646.1
Investments and deposits		**522.3**	227.1	308.7
Cash at bank and in hand		**35.0**	59.2	100.4
		1,894.4	1,540.5	1,703.3
Creditors: amounts falling due within one year		**(1,101.7)**	(1,095.9)	(1,174.7)
Net current assets		**792.7**	444.6	528.6
Total assets less current liabilities		**2,799.2**	2,605.6	2,676.2
Creditors: amounts falling due after more than one year		**(440.1)**	(469.4)	(480.0)
Provisions for liabilities and charges		**(167.1)**	(143.4)	(177.9)
Net assets		**2,192.0**	1,992.8	2,018.3
Capital and reserves				
Called up share capital		**212.8**	224.9	223.2
Share premium account		**254.0**	253.6	253.9
Revaluation reserve		**273.1**	256.2	254.4
Capital redemption reserve		**53.0**	40.8	42.6
Profit and loss account		**1,398.3**	1,216.7	1,243.5
Equity shareholders' funds		**2,191.2**	1,992.2	2,017.6
Equity minority interests		**0.7**	0.5	0.6
Non-equity minority interests		**0.1**	0.1	0.1
		2,192.0	1,992.8	2,018.3

THE BOOTS COMPANY PLC
INTERIM RESULTS

RECONCILIATION OF OPERATING PROFIT TO OPERATING CASH FLOWS FOR THE HALF YEAR ENDED 30TH SEPTEMBER 2002

	6 months to 30.9.02 £m	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Reconciliation of operating profit to operating cash flows			
Group operating profit before exceptional items	**281.1**	296.8	646.4
Depreciation, amortisation and impairments of fixed assets	**85.5**	81.3	163.4
Loss on the disposal of tangible fixed assets	**2.6**	3.8	5.6
Increase in stocks	**(152.1)**	(57.4)	(3.3)
Increase in debtors, including pension prepayments	**(27.8)**	(42.3)	(126.1)
Increase/(decrease) in creditors	**48.7**	(9.9)	65.5
Other non-cash movements	**4.9**	(0.2)	0.2
Net cash inflow before exceptional items	**242.9**	272.1	751.7
Exceptional operating cash flows	**(4.5)**	(18.7)	(29.3)
Cash inflow from operating activities	**238.4**	253.4	722.4

GROUP CASH FLOW STATEMENT FOR THE HALF YEAR ENDED 30TH SEPTEMBER 2002

	Notes	6 months to 30.9.02 £m	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Cash inflow from operating activities		**238.4**	253.4	722.4
Returns on investment and servicing of finance		**73.2**	27.9	40.7
Taxation		**(69.4)**	(37.1)	(139.2)
Purchase of fixed assets		**(69.9)**	(81.8)	(172.1)
Disposal of fixed assets		**29.0**	27.3	62.2
Disposal of own shares		**2.2**	5.5	7.7
Acquisition of businesses		**(3.5)**	(12.0)	(20.7)
Disposal of businesses	9	**371.2**	25.5	24.6
Equity dividends paid		**(168.5)**	(163.2)	(234.5)
Cash inflow before use of liquid resources and financing		**402.7**	45.5	291.1
Management of liquid resources		**(214.5)**	(153.4)	(234.3)
Financing *		**(283.4)**	(14.9)	(55.2)
(Decrease)/increase in cash in the period		**(95.2)**	(122.8)	1.6

Cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand.

* Financing includes repurchase of shares of £(264.0)m (6 months to 30.9.01 £nil, 12 months to 31.3.02 £(35.9)m).

THE BOOTS COMPANY PLC
INTERIM RESULTS

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT FOR THE HALF YEAR ENDED 30TH SEPTEMBER 2002

	6 months to 30.9.02 £m	6 months to 30.9.01 £m	12 months to 31.3.02 £m
(Decrease)/increase in cash in the period	**(95.2)**	(122.8)	1.6
Increase in liquid resources	**214.5**	153.4	234.3
Decrease in borrowings and lease financing	**19.5**	15.2	20.0
Movement in net debt resulting from cash flows	**138.8**	45.8	255.9
Finance lease additions	**(2.9)**	(1.9)	(11.6)
Increase in value of investment in 10.125% bond	**5.8**	10.7	21.9
Currency and other non-cash adjustments	**(5.1)**	(0.8)	(2.3)
Movement in net debt during the period	**136.6**	53.8	263.9
Opening net debt	**(146.3)**	(410.2)	(410.2)
Closing net debt	**(9.7)**	(356.4)	(146.3)

NOTES ON RESULTS

1. Turnover by business segment

	Notes	6 months to 30.9.02 £m	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Health		**852.9**	800.1	1,633.5
Beauty and Toiletries		**816.6**	785.4	1,770.9
Other		**323.8**	334.9	667.7
Boots The Chemists		**1,993.3**	1,920.4	4,072.1
Wellbeing Services		**130.4**	106.8	231.0
Boots Retail		**2,123.7**	2,027.2	4,303.1
Boots Healthcare International		**218.0**	195.7	407.3
Boots Retail International	a	**18.2**	21.6	40.3
Group and other		**37.3**	47.9	74.8
Continuing operations		**2,397.2**	2,292.4	4,825.5
Discontinued operation	b	**234.9**	272.1	528.7
		2,632.1	2,564.5	5,354.2
Inter-segmental	c	**(14.8)**	(10.8)	(22.0)
Turnover: group and share of joint ventures		**2,617.3**	2,553.7	5,332.2

a) Boots Retail International prior periods include share of Japan joint venture of 6 months to 30.9.01 £1.9m, 12 months to 31.3.02 £1.9m.

b) Halfords has been treated as a discontinued operation.

c) Turnover of the business segments includes inter-segmental sales as follows:

	Notes	6 months to 30.9.02 £m	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Boots Healthcare International		**13.7**	10.6	21.8
Boots Retail International		**1.1**	—	—
Continuing operations		**14.8**	10.6	21.8
Discontinued operation	b	**—**	0.2	0.2
		14.8	10.8	22.0

2. Profit on ordinary activities before interest

	Notes	6 months to 30.9.02 £m	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Boots The Chemists	a	**256.4**	273.2	605.2
Wellbeing Services		**(16.1)**	(15.9)	(33.1)
Boots Retail		**240.3**	257.3	572.1
Boots Healthcare International		**35.2**	36.4	66.7
Boots Retail International	b	**(7.7)**	(12.4)	(24.1)
Group and other		**(21.3)**	(19.3)	(43.5)
Continuing operations		**246.5**	262.0	571.2
Discontinued operation	c	**22.5**	22.2	54.3
Total operating profit including joint ventures before operating exceptional items		**269.0**	284.2	625.5
Operating exceptional items (see note 3)		**—**	(16.4)	(16.4)
Total operating profit including joint ventures		**269.0**	267.8	609.1
Profit/(loss) on disposal of fixed assets		**1.7**	(1.4)	(6.0)
Loss on disposal of businesses		**(128.6)**	(16.6)	(14.9)
Share of joint venture loss on closure of business		**—**	(4.4)	(5.6)
Profit on ordinary activities before interest		**142.1**	245.4	582.6

a) Boots The Chemists includes Digital Wellbeing (DWL) share of joint venture loss of £4.9m (6 months to 30.9.01 loss of £9.6m, 12 months to 31.3.02 loss of £16.9m) and DWL impairment of fixed assets amounting to £6.5m (6 months to 30.9.01 £nil, 12 months to 31.3.02 £nil). The comparative half year and full year also include bootsphoto.com losses of £7.0m and £6.9m respectively.

b) Boots Retail International prior periods include share of Japan joint venture losses of 6 months to 30.9.01 £1.9m, 12 months to 31.3.02 £1.9m.

c) Halfords has been treated as a discontinued operation.

3. Exceptional items

	Notes	6 months to 30.9.02 £m	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Exceptional operating items		**—**	(16.4)	(16.4)
Profit/(loss) on disposal of fixed assets		**1.7**	(1.4)	(6.0)
Loss on disposal of businesses	9	**(128.6)**	(21.0)	(20.5)
Total exceptional items before interest and taxation		**(126.9)**	(38.8)	(42.9)
Interest	4, 11	**100.6**	—	—
Total exceptional items before taxation		**(26.3)**	(38.8)	(42.9)
Attributable tax (charge)/credit		**(27.2)**	2.5	6.9
		(53.5)	(36.3)	(36.0)

Exceptional operating items at the comparative half and full year comprise of a £10.4m charge relating to the withdrawal of the on-line photographic services of bootsphoto.com and £6.0m additional costs incurred within Boots The Chemists on the cost reduction programme and leisure exit.

4. Net interest

	6 months to 30.9.02 £m	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Interest payable and similar charges	**(1.7)**	(14.7)	(22.9)
Interest receivable and similar income	**6.7**	7.6	14.5
Increase in value of investment in 10.125% bond 2017	**5.8**	10.7	21.9
Share of joint ventures	**(0.2)**	(0.1)	(0.3)
	10.6	3.5	13.2
Exceptional interest—closure of interest rate swaps (see note 11)	**100.6**	—	—
	111.2	3.5	13.2

Interest payable and similar charges includes interest payable on the 10.125% bond 2017 of £5.8m (6 months to 30.9.01 £12.7m, 12 months to 31.3.02 £25.3m) and Eurobond of £8.3m (6 months to 30.9.01 £8.3m, 12 months to 31.3.02 £16.5m).

The 10.125% bond was redeemed on 25th June 2002. Following redemption there is no further impact on the profit and loss account. The 2017 bond was issued for £250m in 1992 and a year later a Boots subsidiary bought the bond together with all coupons maturing after June 2002 for £120m.

5. Taxation

Taxation has been provided at an estimated effective rate excluding profits and losses on the sale of fixed assets and businesses of 31.5% (6 months to 30.9.01 30.4%, 12 months to 31.3.02 31.1%). Of the total charge for taxation (including share of joint ventures), £103.1m (6 months to 30.9.01 £80.3m, 12 months to 31.3.02 £179.1m) arises in the UK.

6. Dividends

The directors have declared an interim dividend of 8.4p per share (2001 8.1p per share). The dividend, which amounts to approximately £70.6m (2001 £71.5m), will be paid on 7th February 2003 to shareholders on the register on 22nd November 2002. The shares will be quoted ex dividend on 20th November 2002. Most shareholders (excluding those in Canada and the USA) will have the opportunity to reinvest their cash dividend in existing shares bought on the London Stock Exchange through a dividend reinvestment plan. All applications to join that plan or amend existing instructions under it must be received by the company's registrars by 17.00 hours GMT on 17th January 2003 if they are to apply to this interim dividend.

7. Earnings per share

	6 months to 30.9.02	6 months to 30.9.01	12 months to 31.3.02
Basic earnings per share before exceptional items	**22.1p**	22.8p	49.9p
Effect of exceptional items	**(6.2)p**	(4.1)p	(4.0)p
Basic earnings per share	**15.9p**	18.7p	45.9p
Diluted earnings per share before exceptional items	**22.1p**	22.7p	49.8p
Effect of exceptional items	**(6.3)p**	(4.1)p	(4.0)p
Diluted earnings per share	**15.8p**	18.6p	45.8p

The calculation of basic and diluted earnings per share is based on:

	6 months to 30.9.02 £m	6 months to 30.9.01 £m	12 months to 31.3.02 £m
Earnings			
Earnings for adjusted basic and diluted earnings per share calculation	**189.6**	200.7	440.3
Exceptional items	**(53.5)**	(36.3)	(36.0)
Earnings for basic and diluted earnings per share calculation	**136.1**	164.4	404.3

	6 months to 30.9.02 million	6 months to 30.9.01 million	12 months to 31.3.02 million
Number of shares			
Weighted average number of shares used in basic earnings per share calculation	**856.8**	881.4	881.6
Dilutive effect of options	**1.9**	2.6	2.4
Weighted average number of shares used in diluted earnings per share calculation	**858.7**	884.0	884.0

The weighted average number of shares used in basic earnings per share calculation excludes shares held by The Boots ESOP Trust Ltd and the QUEST and the Boots (QUEST) Trustee Ltd.

The dilutive effect relates to options under an employee savings related scheme and an executive option scheme.

Basic and diluted earnings per share before exceptional items are disclosed to reflect the underlying performance of the group.

8. Intangible fixed assets

	At 30.9.02 £m	At 30.9.01 £m	At 31.3.02 £m
Goodwill	**25.7**	26.9	26.1
Group patents, trademarks and other product rights acquired	**264.6**	272.3	272.1
	290.3	299.2	298.2

9. Disposal of businesses

On 30th August 2002 Boots completed the sale of Halfords Limited to CVC Capital Partners. The business of Halfords Limited comprises a chain of 400 stores, a head office in Redditch, and Halfords employees. Halfords has been treated as a discontinued operation.

The consideration is subject to agreement of the net asset value statement and, in part, also the achievement of certain sales targets in the period to 31st March 2003. The outcome of these have yet to be determined. For the purposes of the half year results the loss on disposal has been estimated as £128.6m, and includes goodwill of £349.3m previously written off to reserves.

Boots is to return to shareholders the net proceeds of the sale through a share buy back programme that will commence in the second half of the financial year. This is additional to the £300m buy back programme initiated in March 2002 and now completed.

The principal disposals in the comparative periods were the disposal in July 2001 of the skincare brands, Onagrine and Nobacter, to Beiersdorf, the disposal of the factory in France, an agreement with Mitsubishi Corporation (a joint venture partner) in July 2001 to close trial retail stores in Japan, and the disposal in August 2001 of the Halfords' garage service business to the Automobile Association.

10. Pensions

Following the Accounting Standards Board proposal in July 2002 to extend the transitional regime of FRS17, given the move towards compliance with international standards, the group has reconsidered its decision to adopt FRS17 in the financial statements for the current year. It has decided that it will continue to account for pensions under SSAP24 until the definitive new standard emerges. The estimated pension costs for the scheme for the year under SSAP24 is £32m (2001/02 £5m).

FRS17, the UK pensions standard, discounts pension commitments, including salary growth, at a AA bond yield. The value of liabilities at 31st March 2002 was £2.2bn and the market value of assets was £2.4bn, giving a pension scheme surplus of £0.2bn, before tax.

The estimated service or operating cost of the scheme for the current year under FRS17 is estimated to be about £73m. The cost after net investment charges is estimated to be about £78m.

11. Interest rate swaps

During the period the group reviewed its interest rate management policy. As a result it continues to maintain a balance between fixed and floating rate debt but no longer seeks to hedge the interest rate risk inherent in its portfolio of operating lease liabilities. In giving effect to this treasury policy during the period the group closed out £1,315m of interest rate swaps. £1,100m of these were lease related, and their closure resulted in the receipt of a net cash premium of £53.8m.

The group has also reviewed its accounting policies for hedging instruments to take account of recent developments in this area of accounting. In the light of current best practice, and consistent with its change in treasury management practice, the group has decided to adopt a new policy as follows:

Derivative Financial Instruments

Where the group holds financial instruments as a hedge against interest rate exposure and the hedge is effective, gains and losses on the derivative are recognised in the same reporting statement and the same period as changes in the value or cash flows of the hedged item. If a hedging instrument is sold, terminated or exercised, the resulting gain or loss is recognised in full in the period in which it is sold, terminated or exercised only if the group no longer has the related hedged item.

Where financial instruments are held which are not hedges, provision is made in full for all anticipated losses, and profits are recognised when realised in both cash and in economic terms.

Under the group's previous accounting policy the £53.8m premium referred to above would have been released to the profit and loss account over the remainder of the original terms of the swap contracts, which at 31st March 2002 had an average period to maturity of 10 years. The group would also have continued to treat the unamortised surplus of £53.0m at 31st March 2002 from previous swap contract closures in the same way. The effect would have been to increase profits in future years as a consequence of a past treasury policy which has now been discontinued.

Under the group's new policy the surplus received in cash in the half year on closing out lease related swaps of £53.8m has been reported in the profit and loss account as an exceptional item. The unamortised surplus of £46.8m (£53.0m at 31st March 2002) from replacing swaps last year with equivalent derivatives has also been reported as an exceptional item following the closure of those replacement swaps.

A surplus of £12.2m arose in the period on closing out a portion of the swaps related to debt other than leases to which, therefore, hedge accounting continues to apply. Accordingly, this surplus is held in the balance sheet and will be released to profit and loss account in accordance with the original maturities of the interest rate swaps closed out.

On adopting the new policy the directors have considered the extent to which it requires a restatement of figures reported in prior years. The change in accounting policy affects transactions where swap contracts are closed out without replacement by economically equivalent arrangements. As the group has not previously encountered these circumstances the directors have concluded that no prior year restatement is required.

Had the previous policy been continued there would have been no exceptional credit to interest of £100.6m.

12. Basis of preparation—full year comparatives

The figures for the 12 months ended 31st March 2002 do not constitute the company's statutory accounts for that period but have been extracted from the statutory accounts, which have been filed with the Registrar of Companies. The auditors have reported on those accounts and that report was unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

Independent review report by KPMG Audit Plc to The Boots Company PLC

Introduction

We have been instructed by the company to review the financial information set out above and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Whilst the company has previously produced an interim review report, that report has not previously been subject to an interim review. As a consequence, the review procedures set out above have not been performed in respect of the comparative period for the six months ended 30th September 2001.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30th September 2002.

KPMG Audit Plc
Chartered Accountants

2 Cornwall Street
Birmingham
B3 2DL

7th November 2002

SECTION C: FINANCIAL INFORMATION ON BOOTS

This section contains financial information on the Group for the three years ended 31 March 2002. The information in this section C should be read in the light of the more recent, unaudited, financial information contained in the Boots interim financial statement reproduced in section 3(B) above.

Nature of financial information

The following financial information is extracted, without material adjustment, from the audited consolidated statutory accounts of Boots for the three years ended 31 March 2002.

The consolidated profit and loss account for the year ended 31 March 2001 and the consolidated balance sheet as at that date have been restated in order to comply with Financial Reporting Standard 19, "Deferred tax", which was first adopted for the year ended 31 March 2002. The segmental information (see note 1 on pages 36 to 38) for the two years ended 31 March 2001 has been restated to reflect the presentation in the audited consolidated accounts of Boots for the year ended 31 March 2002.

The financial information set out in Part 3 Section C does not constitute the statutory accounts of Boots within the meaning of section 240 of the Companies Act for any financial year. Boots auditors, KPMG Audit Plc, have reported under section 235 of the Companies Act in respect of the statutory accounts for the three years ended 31 March 2002, and such reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act. Statutory accounts for the three years ended 31 March 2002 have been delivered to the Registrar of Companies.

Group profit and loss accounts
for the years ended 31 March

	Notes	2002 £m	Restated* 2001 £m	Before restatement 2001 £m	As published 2000
Turnover: Group and share of joint ventures	1	5,332.2	5,226.2	5,226.2	5,189.4
Less: share of joint ventures' turnover		(3.9)	(5.3)	(5.3)	(2.4)
Group turnover		5,328.3	5,220.9	5,220.9	5,187.0
Group operating profit		630.0	552.6	552.6	551.3
Exceptional operating items	3	(16.4)	(50.5)	(50.5)	(22.0)
Group operating profit before exceptional operating items		646.4	603.1	603.1	573.3
Share of operating loss of joint ventures		(20.9)	(23.1)	(23.1)	(8.4)
Total operating profit including share of joint ventures	2	609.1	529.5	529.5	542.9
(Loss)/profit on disposal of fixed assets		(6.0)	3.2	3.2	12.9
Loss on disposal of businesses	4	(14.9)	(41.6)	(41.6)	—
Share of joint venture loss on closure of business	4	(5.6)	—	—	—
Profit on ordinary activities before interest	1	582.6	491.1	491.1	555.8
Net interest receivable and similar items	5	13.2	1.1	1.1	5.9
Profit on ordinary activities before taxation		595.8	492.2	492.2	561.7
Tax on profit on ordinary activities	6	(191.2)	(169.4)	(158.8)	(162.5)
Profit on ordinary activities after taxation		404.6	322.8	333.4	399.2
Equity minority interests		(0.3)	(0.2)	(0.2)	(0.2)
Profit for the financial year attributable to shareholders	7	404.3	322.6	333.2	399.0
Dividends paid and proposed	8	(240.6)	(231.6)	(231.6)	(221.7)
Retained profit for the financial year	21	163.7	91.0	101.6	177.3
Basic earnings per share	9	45.9p	36.7p	37.9p	45.0p
Diluted earnings per share	9	45.8p	36.6p	37.8p	44.8p

* Restated on adoption of FRS19 (see note 20).

Other primary statements of the Group

Statements of total recognised gains and losses for the years ended 31 March	2002 £m	Restated* 2001 £m	Before restatement 2001 £m	As published 2000 £m
Profit for the financial year attributable to shareholders	404.3	322.6	333.2	399.0
Surplus/(deficit) on revaluation of properties	1.5	(1.8)	(1.8)	(3.3)
Impairment losses on revalued assets	—	(0.1)	(0.1)	(1.1)
Currency translation differences on foreign currency net investments	(3.0)	6.1	6.1	(6.6)
Total recognised gains and losses for the year	402.8	326.8	337.4	388.0
Prior year adjustment in respect of adoption of FRS19	(98.0)			
Total recognised gains and losses	304.8			

Currency translation differences for the year ended 31 March 2002 include tax of £(4.8)m (2001 £7.6m, 2000 £(0.4)m).

Currency translation differences for the year ended 31 March 2002 are net of gains or losses on currency hedges of £(0.7)m (2001 £(3.1)m, 2000 £Nil) and associated tax credit of £0.1m (2001 £1.2m, 2000 £Nil).

	2002 £m	Restated* 2001 £m	Before restatement 2001 £m	As published 2000 £m
Note on historical cost profits and losses				
Reported profit on ordinary activities before taxation	595.8	492.2	492.2	561.7
Realisation of property revaluation surpluses	0.7	6.3	6.3	4.9
Difference between historical cost depreciation charge and actual charge for the year calculated on revalued amounts	2.2	2.9	2.9	0.5
Historical cost profit on ordinary activities before taxation	598.7	501.4	501.4	567.1
Historical cost profit retained	166.6	100.2	110.8	182.7

	2002 £m	Restated* 2001 £m	Before restatement 2001 £m	As published 2000 £m
Reconciliations of movements in shareholders' funds				
Total recognised gains and losses for the year	402.8	326.8	337.4	388.0
Dividends	(240.6)	(231.6)	(231.6)	(221.7)
New share capital issued (net of expenses)	0.7	0.9	0.9	0.5
Repurchase of shares	(45.9)	—	—	(95.4)
Goodwill released on disposal of businesses	22.4	17.9	17.9	—
Net increase in shareholders' funds	139.4	114.0	124.6	71.4
Opening shareholders' funds	1,878.2	1,764.2	1,851.6	1,780.2
Closing shareholders' funds	2,017.6	1,878.2	1,976.2	1,851.6

* Restated on adoption of FRS19 (see note 20).

Group balance sheets
At 31 March

	Notes	2002 £m	Restated* 2001 £m	Before restatement 2001 £m	As published 2000 £m
Fixed assets					
Intangible assets	10	298.2	304.6	304.6	62.3
Tangible assets	11	1,727.7	1,812.8	1,812.8	1,799.0
Investment in joint ventures					
—share of gross assets		23.0	27.3	27.3	9.2
—share of gross liabilities		(5.0)	(6.7)	(6.7)	(1.2)
	12	18.0	20.6	20.6	8.0
Other investments	12	103.7	120.1	120.1	133.2
		2,147.6	2,258.1	2,258.1	2,002.5
Current assets					
Stocks	13	648.1	646.7	646.7	689.5
Debtors falling due within one year	14	550.0	465.8	463.7	404.5
Debtors falling due after more than one year	14	96.1	41.9	34.1	4.0
Current asset investments and deposits	15	308.7	74.0	74.0	379.2
Cash at bank and in hand		100.4	74.0	74.0	43.0
		1,703.3	1,302.4	1,292.5	1,520.2
Creditors: Amounts falling due within one year	16	(1,174.7)	(1,082.0)	(1,082.0)	(1,153.2)
Net current assets		528.6	220.4	210.5	367.0
Total assets less current liabilities		2,676.2	2,478.5	2,468.6	2,369.5
Creditors: Amounts falling due after more than one year	17	(480.0)	(451.9)	(451.9)	(489.2)
Provisions for liabilities and charges	20	(177.9)	(147.7)	(39.8)	(26.8)
Net assets		2,018.3	1,878.9	1,976.9	1,853.5
Capital and reserves					
Called up share capital	21, 22	223.2	224.9	224.9	224.8
Share premium account	21	253.9	253.3	253.3	252.5
Revaluation reserve	21	254.4	255.8	255.8	266.9
Capital redemption reserve	21	42.6	40.8	40.8	40.8
Profit and loss account	21	1,243.5	1,103.4	1,201.4	1,066.6
Equity shareholders' funds		2,017.6	1,878.2	1,976.2	1,851.6
Equity minority interests		0.6	0.6	0.6	0.5
Non-equity minority interests		0.1	0.1	0.1	1.4
		2,018.3	1,878.9	1,976.9	1,853.5

* Restated on adoption of FRS 19 (see note 20).

Group cash flow information

	Notes	2002 £m	2001 £m	2000 £m
Reconciliation of operating profit to operating cash flows				
Group operating profit before exceptional items		646.4	603.1	573.3
Depreciation, amortisation and impairments of fixed assets		163.4	159.9	154.4
Permanent diminution — QUEST		—	0.8	9.8
Loss on disposal of fixed assets		5.6	7.0	9.6
(Increase)/decrease in stocks, including property development stock		(3.3)	27.8	30.4
Increase in debtors, including pension prepayments		(126.1)	(102.4)	(8.3)
Increase in creditors		65.5	1.7	4.8
Other non-cash movements		0.2	(4.3)	(1.0)
Net cash inflow before expenditure relating to exceptional items		751.7	693.6	773.0
Exceptional operating cash flows	23	(29.3)	(29.2)	(19.3)
Cash inflow from operating activities		722.4	664.4	753.7

	Notes	2002 £m	2001 £m	2000 £m
Group cash flow statement				
Cash inflow from operating activities		722.4	664.4	753.7
Returns on investment and servicing of finance	23	40.7	(22.6)	(9.8)
Taxation		(139.2)	(167.4)	(154.4)
Capital expenditure and financial investment	23	(102.2)	(405.0)	(221.0)
Acquisitions and disposals	4	3.9	(32.7)	(2.6)
Equity dividends paid		(234.5)	(224.0)	(216.3)
Cash inflow/(outflow) before use of liquid resources and financing		291.1	(187.3)	149.6
Management of liquid resources	23	(234.3)	305.2	(283.6)
Financing	23	(55.2)	(71.4)	172.8
Increase in cash in the year		1.6	46.5	38.8

Cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand.

	Notes	2002 £m	2001 £m	2000 £m
Reconciliation of net cash flow to movement in net debt				
Increase in cash in the year		1.6	46.5	38.8
Cash outflow/(inflow) from change in liquid resources	23, 24	234.3	(305.2)	283.6
Cash outflow/(inflow) from change in borrowings and lease financing	23, 24	20.0	72.3	(267.7)
Movement in net debt resulting from cash flows		255.9	(186.4)	54.7
Loan notes issued as settlement for acquisition		—	(1.6)	—
Borrowings of business disposed		—	3.3	—
Finance lease additions		(11.6)	(7.3)	(4.1)
Increase in value of investment in 10.125 per cent. bond 2017		21.9	19.9	18.2
Currency and other non-cash adjustments		(2.3)	(0.5)	(11.6)
Movement in net debt during the year		263.9	(172.6)	57.2
Opening net debt		(410.2)	(237.6)	(294.8)
Closing net debt	24	(146.3)	(410.2)	(237.6)

Net debt comprises cash, liquid resources, finance leases and all other borrowings.

Accounting policies

The following accounting policies have been used in dealing with items which are considered material in relation to the Group's financial statements.

Basis of accounting

The financial statements have been prepared in accordance with applicable accounting standards and under alternative accounting rules set out in Schedule 4 to the Companies Act 1985, being prepared under the historical cost convention adjusted by the revaluations of certain properties. However, compliance with SSAP19 'Accounting for investment properties' requires a departure from the requirements of the Companies Act 1985 relating to the depreciation of investment properties as described in note 11.

Consolidation

The Group financial statements combine the results of the parent undertaking and all its subsidiaries and joint ventures, to the extent of Group ownership and after eliminating intra-group transactions.

Unless otherwise stated, the acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

Joint ventures are those undertakings, not recognised as subsidiaries, in which the Group has a participating interest and which are jointly controlled. The Group's share of the results of joint ventures, which are accounted for under the gross equity method, are included in the profit and loss account and its share of their net assets is included in investments in the Group balance sheet.

Foreign currencies

The results and cash flows of overseas subsidiaries and the results of joint ventures are translated into sterling on an average exchange rate basis, weighted by the actual results of each month. Assets and liabilities including currency swaps are translated into sterling at the rates of exchange ruling on the balance sheet date.

Exchange differences arising from the translation of the results and net assets of overseas subsidiaries, less offsetting exchange differences on foreign currency borrowings and currency swaps hedging those assets (net of any related tax effects), are dealt with through reserves.

All other exchange differences are dealt with in the profit and loss account.

Goodwill and intangible assets

Goodwill on acquisitions comprises the excess of the fair value of the consideration for investments in subsidiary undertakings and joint ventures over the fair value of net assets acquired. Fair values are attributed to the identifiable assets and liabilities that existed at the date of acquisition, reflecting their condition at that date. Adjustments are also made to bring the accounting policies of acquired businesses into alignment with those of the Group. The costs of integrating and reorganising acquired businesses are charged to the post-acquisition profit and loss account.

Goodwill arising on acquisitions prior to 1st April 1998 has been set off against reserves. On disposal of such businesses, any goodwill previously set off against reserves is charged in the calculation of the profit or loss on disposal. For subsequent acquisitions goodwill is recognised within fixed assets in the year in which it arises and amortised on a straight line basis over its useful economic life, generally not exceeding 20 years.

The cost of intangible assets acquired (which are capitalised only if separately identifiable) is not amortised except where the end of the useful economic lives of the acquired intangible assets can be reasonably foreseen. Similar assets created within the business are not capitalised and expenditure is charged against profits in the year in which it is incurred. The carrying value of intangible assets (including in particular those being amortised over periods greater than 20 years) is reviewed annually and any impairment in value charged to the profit and loss account.

Tangible fixed assets and depreciation

Depreciation of tangible fixed assets is provided to write off the cost or valuation, less residual value, by equal instalments over their expected economic useful lives as follows:

- Freehold land, investment properties, assets in the course of construction — not depreciated
- Freehold and long leasehold buildings, including shops with physical lives of more than 50 years — depreciated to their estimated residual values over their useful economic lives of not more than 50 years
- Short leasehold properties — remaining period of lease when less than 50 years
- Computer equipment including software — 3 to 8 years
- Motor cars — 4 or 5 years
- Other motor vehicles — 3 to 10 years
- Fixtures and plant — 3 to 20 years

Any impairment in the value of fixed assets is recognised immediately.

The Group adopted the transitional provisions of FRS15 to retain the book value of land and buildings many of which were last revalued in 1993 and has not adopted a policy of annual revaluations for the future.

Investment properties are revalued annually and included in the balance sheet at their open market value (adjusted to exclude the benefit of formal lease arrangements with Group companies).

To qualify as an investment property, over 50 per cent. of rental income from the property must derive from non-Group tenants.

Profits and losses arising from the disposal of properties which have previously been revalued are calculated by reference to their carrying value.

Interest is capitalised on all tangible fixed assets in the course of construction or development. The capitalisation rate applied depends on whether the construction is financed by a specific borrowing (based on actual interest rate) or whether it is financed by general borrowings (based on the weighted average rate on all non-specific borrowings).

Cash and liquid resources

Cash, for the purpose of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand.

Liquid resources are current asset investments which are disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market. Liquid resources comprise term deposits of less than one year (other than cash), government securities and investments in money managed funds.

Derivative financial instruments

The Group holds derivative financial instruments to manage the interest risk of long term liabilities (including leases). Amounts payable or receivable in respect of interest rate derivatives are recognised on an accruals basis over the life of the instrument.

Turnover

Turnover comprises sales to external customers (excluding VAT and other sales taxes) and rental income.

Stocks

Stocks are valued at the lower of cost and net realisable value. Cost comprises purchase cost of goods, direct labour and those overheads related to manufacture and distribution based on normal activity levels.

Research and development

Expenditure on research and development, other than on buildings and plant, is charged against profit in the year in which it is incurred.

Pensions

Boots and its UK subsidiaries operate pension schemes under which contributions by employees and by the companies are held in trust funds separated from the companies' finances. Actuarial valuations of the schemes are conducted at three year intervals and include a review of contributions.

The cost of providing pensions is spread over the employees' working lives with the companies. The cost charged to the profit and loss account in any year may not always equal the employer contributions to the pension schemes.

Leases

The rental costs of properties and other assets held under operating leases are charged to the profit and loss account on a straight line basis. Benefits received as an incentive to sign a lease, whatever form they may take, are credited to the profit and loss account on a straight line basis over the lease term or, if shorter than the full lease term, over the period to the review date on which the rent is first expected to be adjusted to the prevailing market rate.

The cost of assets held under finance leases (being leases which give rights to the Group approximating to ownership) is included under tangible fixed assets and depreciation is provided in accordance with the policy for the class of asset concerned. The corresponding obligations under these leases are shown as creditors. The finance charge element of rentals is charged to the profit and loss account to produce, or approximate to, a constant periodic rate of charge on the remaining balance of the outstanding obligations.

Deferred taxation

Deferred tax is provided in respect of all timing differences that have originated, but not reversed, by the balance sheet date except as allowed by FRS19 'Deferred Tax' as detailed below. Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws substantively enacted at the balance sheet date. This is in accordance with FRS19, which has been adopted for the first time in the year ended 31 March 2002 and the comparative figures for the year ended 31 March 2001 have been restated accordingly — see note 20.

No provision is made for taxation liabilities which would arise on the distribution of profits retained by overseas subsidiaries and joint ventures as there is no commitment to remit these profits. It is not anticipated that any significant taxation will become payable on the revaluation surplus or sale of properties, as taxation on gains on properties used for the purpose of the Group's trade is expected to be deferred indefinitely or eliminated by capital losses.

Exceptional items

Exceptional items are those which fall within the ordinary activities of the Group and which need to be disclosed by virtue of their size or incidence. Such items are included within operating profit unless they represent profits or losses on the sale or termination of an operation, costs of a fundamental reorganisation or restructuring having a material effect on the nature and focus of the Group's operations, profits or losses on the disposal of fixed assets (other than marginal adjustments to depreciation previously charged), or provisions in respect of such items. In these cases, disclosure is made on the face of the profit and loss account after operating profit.

Notes relating to the financial statements

1. Segmental information

In recent years, the Group has been a portfolio of semi-autonomous businesses. The Group is now focusing on a single ambition — to be the leader in the provision of wellbeing products and services in the UK and overseas. In order to deliver this ambition successfully, an integrated organisation is required and is being created.

The Group is now organised around two main businesses: a retailing business which encompasses Boots The Chemists, Boots Opticians, Boots Dentalcare, Boots Hearingcare, our Health and Beauty Experience stores, plus its pilot international extension, Boots Retail International; and secondly Boots Healthcare International, its consumer healthcare business.

There is one manufacturing unit and one property support unit servicing all businesses. There is one facilities management unit. All IT support activity is being integrated.

The segmental headings now reflect the organisational changes outlined above. The changes include the absorption of the results of the support functions, in particular Boots Contract Manufacturing and Boots Properties, into the operating businesses.

(i) Turnover by business segment

	Notes	External 2002 £m	External 2001 £m	External 2000 £m
Continuing operations				
Boots Retail	a	4,303.1	4,197.5	4,176.9
Boots Retail International	b	40.3	42.1	32.5
		4,343.4	4,239.6	4,209.4
Boots Healthcare International		385.5	341.5	307.1
Halfords		528.5	508.1	492.0
Central and other	c	74.8	137.0	180.9
Turnover: Group and share of joint ventures		5,332.2	5,226.2	5,189.4

Notes

a Boots Retail includes:

	Notes	2002	2001	2000
Boots The Chemists		4,070.6	3,991.5	3,978.8
Bootsphoto.com		0.1	—	—
Boots Wellbeing Services	d	231.0	204.6	197.6
Digital Wellbeing —share of joint venture		1.4	0.1	—
Other internet activity		—	1.3	0.5
		4,303.1	4,197.5	4,176.9

b Boots Retail International includes share of Japan joint venture, which for the year ended 31 March 2002 amounted to £1.9m (2001 £4.7m, 2000 £2.3m).

c Central and other includes:

	Notes	2002	2001	2000
Boots Properties	e	8.8	9.3	58.4
Boots Contract Manufacturing		65.3	127.2	122.4
handbag.com —share of joint venture		0.6	0.5	0.1
Other		0.1	—	—
		74.8	137.0	180.9

d Boots Wellbeing Services includes Boots Opticians sales for 2002 of £204.7m (2001 £196.1m, 2000 £195.7m).

e Boots Properties' turnover includes development income for 2002 of £1.0m (2001 £0.6m, 2000 £45.9m)

(ii) Turnover by geographical segment

	Origin 2002 £m	Origin 2001 £m	Origin 2000 £m	Destination 2002 £m	Destination 2001 £m	Destination 2000 £m
Continuing operations						
UK	4,955.3	4,851.2	4,863.2	4,868.9	4,783.7	4,788.2
Rest of Europe	279.1	301.8	283.5	304.0	317.9	304.3
Rest of World	141.6	106.9	79.2	159.3	124.6	96.9
Inter-segmental	(43.8)	(33.7)	(36.5)	—	—	—
	5,332.2	5,226.2	5,189.4	5,332.2	5,226.2	5,189.4

(iii) Profit before interest by business segment

	Notes	2002 £m	2001 £m	2000 £m
Continuing operations				
Boots Retail	a	546.8	540.9	541.0
Boots Retail International	b	(35.3)	(66.8)	(33.3)
		511.5	474.1	507.7
Boots Healthcare International		56.5	42.3	32.5
Halfords		58.2	43.1	50.6
Central and other	c	(43.6)	(68.4)	(35.0)
Profit before interest		582.6	491.1	555.8

Notes

a Boots Retail *includes*:

	Notes	2002 £m	2001 £m	2000 £m
Boots The Chemists		614.1	573.8	539.5
Bootsphoto.com		(17.3)	(6.5)	—
Boots Wellbeing Services	d	(33.1)	(14.5)	5.5
Digital Wellbeing —share of joint venture		(16.9)	(8.9)	—
Other internet activity		—	(3.0)	(4.0)
		546.8	540.9	541.0

b Boots Retail International includes share of Japan joint venture loss, which for 2002 amounted to £1.9m (2001 £10.5m, 2000 £5.5m). Net loss on closure of business of £5.6m is included within exceptional items (see note 4).

c Central and other includes:

	Notes	2002 £m	2001 £m	2000 £m
Boots Properties	e	3.3	1.7	6.8
Boots Contract Manufacturing		1.9	(18.4)	2.2
handbag.com —*share of joint venture*		(2.1)	(3.7)	(2.9)
Central costs		(46.7)	(48.0)	(41.1)
		(43.6)	(68.4)	(35.0)

d Boots Wellbeing Services includes Boots Opticians profit of £9.4m (2001 £4.4m, 2000 £11.2m).

e Boots Properties' results include development profit of £0.9m (2001 £0.6m, 2000 £2.5m).

(iv) Profit before interest by geographic origin

	2002 £m	2001 £m	2000 £m
Continuing operations			
UK	596.3	552.9	590.9
Rest of Europe	31.6	(8.0)	5.4
Rest of World	1.4	(5.8)	0.6
Central costs	(46.7)	(48.0)	(41.1)
Profit before interest	582.6	491.1	555.8

(v) Net assets by business segment

	2002 £m	2001 £m
Continuing operations		
Boots Retail	1,819.4	1,765.0
Boots Retail International	26.2	29.9
	1,845.6	1,794.9
Boots Healthcare International	388.6	371.7
Halfords	197.1	210.3
Other	111.6	137.5
Net operating assets	2,542.9	2,514.4
Unallocated net liabilities	(524.6)	(635.5)
	2,018.3	1,878.9

Net operating assets include intangible and tangible fixed assets, investment in joint ventures, stocks, third party debtors and creditors and inter-segmental trading balances. Unallocated net liabilities includes own shares, all taxation balances, dividend creditors and net debt.

(vi) Net operating assets by geographical segment

	2002 £m	2001 £m	2000 £m
Continuing operations			
UK	2,225.1	2,169.1	2,118.9
Rest of Europe	183.3	179.3	75.5
Rest of World	134.5	166.0	35.1
	2,542.9	2,514.4	2,229.5

2. Total operating profit from continuing operations

	2002 £m	2001 £m	2000 £m
Group turnover	5,328.3	5,220.9	5,187.0
Cost of sales	(2,787.6)	(2,792.0)	(2,792.3)
Gross profit	2,540.7	2,428.9	2,394.7
Selling, distribution and store costs	(1,529.6)	(1,479.2)	(1,462.9)
Research and development costs	(27.4)	(25.5)	(26.5)
Administrative expenses	(353.7)	(371.6)	(354.0)
Group operating profit	630.0	552.6	551.3
Share of operating loss of joint ventures	(20.9)	(23.1)	(8.4)
Total operating profit including share of joint ventures	609.1	529.5	542.9
Exceptional charges included in operating profit:			
Cost of sales	—	(10.5)	—
Selling, distribution and store costs	(14.9)	(6.9)	—
Administrative expenses	(1.5)	(33.1)	(22.0)
	(16.4)	(50.5)	(22.0)
Gross profit before exceptional items	2,540.7	2,439.4	2,394.7
Total operating profit before exceptional items	625.5	580.0	564.9

There were no significant acquisitions during 2002, 2001 or 2000.

Total operating profit is after charging:

	2002 £m	2001 £m	2000 £m
Operating lease rentals			
— Property rents	212.0	200.7	198.9
— Computer and plant hire	3.4	3.6	4.0
Depreciation, amortisation and impairments of fixed assets	163.4	162.0	154.4
Permanent diminution — QUEST	—	0.8	9.8
Auditors' remuneration	0.9	0.9	0.8

The Group auditors and their associates also received £3.8m in 2002 (2001 £2.1m, 2000 £6.4m) in respect of non-audit services in the UK, which were predominantly for a review of cost reduction opportunities in the year to 31 March 2002 and 31 March 2001 and for a review of opportunities in financial services in the year to 31 March 2000, and £0.4m in 2002 (2001 £0.2m, 2000 £0.4m) from overseas subsidiaries.

3. Exceptional items

	2002 £m	2001 £m	2000 £m
Exceptional operating items:			
Boots Retail	(16.4)	(27.3)	(22.0)
Boots Retail International	—	(3.1)	—
	(16.4)	(30.4)	(22.0)
Boots Healthcare International	—	(17.2)	—
Central and other	—	(2.9)	—
	(16.4)	(50.5)	(22.0)
(Loss)/profit on disposal of fixed assets	(6.0)	3.2	12.9
Loss on disposal of businesses (see note 4)	(20.5)	(41.6)	—
	(42.9)	(88.9)	(9.1)
Attributable tax credit (see note 6)	6.9	13.1	6.3
	(36.0)	(75.8)	(2.8)

Exceptional operating items in the year to 31 March 2002 comprise a £10.4m charge relating to the withdrawal of the on-line photographic services of wellsphoto.com, and £6.0m additional costs incurred within Boots The Chemists on the cost reduction programme and leisure exit.

Exceptional operating items in the year to 31 March 2001 include cost reduction programme and leisure exit costs, which fell across several business segments, and costs of £5.2m that were incurred as certain of Boots non-UK subsidiaries integrated Clearasil into its existing operations.

Exceptional operating items in the year to 31 March 2000 comprise costs incurred by Boots The Chemists in reorganising its head office in Nottingham.

4. Acquisition and disposal of businesses

(i) Acquisitions

All businesses acquired have been accounted for using the acquisition method of accounting. None of these were individually significant and are therefore not shown separately.

Year ended 31 March 2002

Boots The Chemists acquired a number of pharmacy businesses for £0.5m in aggregate. There were no significant fair value adjustments in respect of any of these acquisitions.

Year ended 31 March 2001

	£m
Tangible fixed assets	0.1
Debtors	0.1
Other creditors and provisions	(0.2)
Fair value of net assets acquired	—
Goodwill	4.7
Consideration including acquisition costs	4.7
Deferred consideration included above	0.2
Loan notes consideration included above	1.6

Boots acquired one of the UK's leading dental laboratories, Portland Ceramics Limited, for a consideration (through the issue of unsecured loan notes) of £1.6m and Boots The Chemists acquired a number of pharmacy businesses. There were no significant fair value adjustments in respect of either of these acquisitions.

Year ended 31 March 2000

	£m
Stocks	0.1
Debtors	0.4
Cash balances (overdrafts)	0.1
Other creditors and provisions	(0.5)
Fair value of net assets acquired	0.1
Goodwill	3.3
Consideration including acquisition costs	3.4

Boots The Chemists acquired a number of pharmacy businesses. There were no significant fair value adjustments in respect of any of these acquisitions.

(ii) Disposals

Year ended 31 March 2002

	£m
Intangible fixed assets	(2.8)
Tangible fixed assets	(6.8)
Stocks	(1.8)
Debtors	(0.8)
Net assets disposed of	(12.2)
Related goodwill	(22.4)
Disposal and other termination costs	(5.5)
Consideration	25.2
Loss on disposal of businesses	(14.9)
Share of joint venture loss on closure of business	(5.6)
Total loss on disposal	(20.5)

In July 2001, skincare brands, Onagrine and Nobacter, were sold to Beiersdorf, and the factory in France was disposed of, for a total consideration of £20.9m (FF222.5m). The loss on disposal was £10.2m, including goodwill of £22.4m written back which had been previously written off to reserves.

In July 2001, an agreement was reached with the Mitsubishi Corporation (a joint venture partner) to close trial retail stores in Japan. A provision for £8.0m has been made for the exit costs, of which £5.6m relates to the share of joint venture.

In August 2001, the Halfords garage servicing business was sold to the Automobile Association, a wholly owned subsidiary of Centrica, for net proceeds of £4.3m. The loss on disposal was £2.3m.

Year ended 31 March 2001

	£m
Tangible fixed assets	(15.7)
Stocks	(11.9)
Debtors	(12.3)
Overdrafts	0.3
Other creditors and provisions	19.7
Net assets disposed of	(19.9)
Related goodwill	(17.9)
Disposal and other termination costs	(5.4)
Consideration	1.6
Loss on disposal	(41.6)
Deferred consideration included above	1.8

On 15 August 2000, an agreement was signed to transfer on 6 November 2000 the property leases, stocks, assets and employees of Boots Stores Nederland B.V.'s Dutch retail operation to Etos, part of Royal Ahold, the Netherlands' largest retail group. Boots paid Etos £1.0m (DFL 3.5m) in respect of certain obligations. The loss on disposal was £20.3m.

On 2 February 2001, Marco Viti, part of the Italian over-the-counter (OTC) business, was sold to Italian pharmaceuticals company, Zeta, for a consideration of £2.1m. The deal included the transfer of 27 employees along with the net assets of the business. The loss on disposal was £0.1m.

On 26 April 2001, Boots completed the sale of Roval, a private label manufacturing business in France and Spain, to the existing Roval management team for a consideration of £0.5m (FF5m). The sale was substantially completed by 31 March 2001 and this date has been used for accounting purposes. The loss on disposal was £21.0m.

(iii) Net cash inflow/(outflow) for acquisitions and disposals

	2002 £m	2001 £m	2000 £m
Acquisition of businesses	(0.6)	(2.9)	(3.3)
Instalment received on loan made to W H Smith	—	10.0	10.0
Disposal of businesses	25.2	(0.2)	—
Overdrafts sold with businesses	—	0.3	—
Deferred consideration in respect of prior year acquisitions and disposals	1.0	—	(2.3)
Costs of disposals paid	(3.4)	(5.2)	—
Investment in joint ventures	(19.9)	(33.6)	(8.3)
Repayment of loan by joint venture	1.6	—	1.3
Disposal of investment by minority interest in subsidiary undertaking	—	(1.1)	—
	3.9	(32.7)	(2.6)

5. Net interest receivable and similar items

	2002 £m	2001 £m	2000 £m
Interest payable and similar charges:			
Bank loans and overdrafts	(9.3)	(11.1)	(12.9)
Other loans	(42.2)	(42.6)	(40.4)
Finance lease charges	(1.0)	(1.1)	(1.3)
Interest capitalised	0.3	0.7	1.0
Income from interest rate swaps	29.3	15.1	23.9
	(22.9)	(39.0)	(29.7)
Interest receivable and similar income	14.5	20.2	17.4
Increase in value of investment in 10.125 per cent. bond 2017	21.9	19.9	18.2
Share of interest of joint ventures	(0.3)	—	—
Net interest receivable and similar items	13.2	1.1	5.9

Included in other loans for 2002 is interest payable on the 10.125 per cent. bond 2017 of £25.3m (2001 £25.3m, 2000 £25.3m) and Eurobond of £16.5m (2001 £16.5m, 2000 £14.1m).

6. Tax on profit on ordinary activities

	2002 £m	Restated* 2001 £m
Current tax		
UK corporation tax at 30.0 per cent. for 2002 (2001 30.0 per cent.)	158.4	148.9
Share of tax credit of joint ventures	(6.2)	(2.3)
Adjustments in respect of prior periods	(0.9)	(1.9)
	151.3	144.7
Relief for overseas taxation	(3.6)	(1.4)
	147.7	143.3
Overseas taxation	6.8	7.7
Total current tax charge for the year	154.5	151.0
Deferred taxation (see note 20):		
Share of deferred tax of joint ventures	(0.1)	—
Origination and reversal of timing differences	36.8	18.4
Tax on profit on ordinary activities	191.2	169.4
Tax credit included above attributable to exceptional operating items	(4.9)	(12.4)
Tax credit included above attributable to exceptional non-operating items	(2.0)	(0.7)

* Restated on adoption of FRS19 (see note 20)

	Before restatement 2001 £m	2000 £m
UK corporation tax at 30.0 per cent. for 2001 (2000 30.0 per cent.)		
Current tax	147.0	162.9
Deferred taxation	9.2	(3.4)
Relief for overseas taxation	(1.4)	(3.7)
Total UK taxation	154.8	155.8
Overseas taxation:		
Current tax	7.7	7.1
Overseas deferred taxation	(1.4)	0.4
	161.1	163.3
Share of tax credit of joint ventures	(2.3)	(0.8)
Total	158.8	162.5
Tax credit included above attributable to exceptional operating items	(12.4)	(6.3)
Tax credit included above attributable to exceptional non-operating items	(0.7)	—

Reconciliation of current tax charge

The UK standard rate of corporation tax for the year ended 31 March 2002 is 30.0 per cent. (2001 30.0 per cent.). The actual tax charge for the year to 31 March 2002 is below (year to 31 March 2001 exceeds) the standard rate for the reasons set out in the following reconciliation:

	2002 £m	2001 £m
Profit on ordinary activities before tax	595.8	492.2
Tax on profit on ordinary activities at UK standard rate of corporation tax for 2002 of 30.0 per cent. (2001 30.0 per cent.)	178.7	147.7
Factors affecting charge for the year:		
Capital allowances for the year in excess of depreciation	(4.4)	(0.2)
Changes in pension fund prepayment	(25.5)	(26.1)
Other timing differences	2.4	2.0
Intangibles amortisation	(12.2)	(3.8)
Disallowable expenses (including ineligible depreciation)	10.2	23.8
Profit/loss on sale of fixed assets	(2.5)	(3.8)
Loss on sale of businesses not available for current tax relief	5.6	12.4
Foreign tax charged at higher rates than UK standard rate	3.1	0.9
Prior year adjustments	(0.9)	(1.9)
Total current tax charge for the year	154.5	151.0

7. Profit for the financial year attributable to shareholders

Of the profit attributable to shareholders, £280.0m for 2002 (2001 £954.8m as restated on adoption of FRS19; 2001 £944.1m before restatement; 2000 £59.0m) is dealt with in the financial statements of the parent company.

8. Dividends paid and proposed

	2002 p per share	2001 p per share	2000 p per share	2002 £m	2001 £m	2000 £m
Interim	8.1	7.8	7.5	71.5	68.6	66.5
Final proposed	19.3	18.5	17.7	169.1	163.0	155.2
	27.4	26.3	25.2	240.6	231.6	221.7

9. Earnings per share

	2002	Restated* 2001	Before restatement 2001	2000
Basic earnings per share before exceptional items	49.9p	45.4p	46.6p	45.4p
Effect of exceptional items	(4.0)p	(8.7)p	(8.7)p	(0.4)p
Basic earnings per share	45.9p	36.7p	37.9p	45.0p
Diluted earnings per share before exceptional items	49.8p	45.2p	46.4p	45.1p
Effect of exceptional items	(4.0)p	(8.6)p	(8.6)p	(0.3)p
Diluted earnings per share	45.8p	36.6p	37.8p	44.8p

The calculation of basic and diluted earnings per share is based on:

	2002 £m	Restated* 2001 £m	Before restatement 2001 £m	2000 £m
Earnings				
Earnings for adjusted basic and diluted earnings per share calculation	440.3	398.4	409.0	401.8
Exceptional items	(36.0)	(75.8)	(75.8)	(2.8)
Earnings for basic and diluted earnings per share calculation	404.3	322.6	333.2	399.0

	2002 million	2001 million	2000 million
Number of shares			
Weighted average number of shares used in basic earnings per share calculation	881.6	878.2	885.7
Dilutive effect of options	2.4	2.7	5.0
Weighted average number of shares used in diluted earnings per share calculation	884.0	880.9	890.7

The weighted average number of shares used in basic earnings per share calculation excludes shares held by Boots ESOP Trust and Boots (QUEST) Trustee Ltd.

The dilutive effect relates to options under an employee savings related scheme and executive option schemes.

Basic and diluted earnings per share before exceptional items are disclosed to reflect the underlying performance of the Group.

* Restated on adoption of FRS19 (see note 20)

10. Intangible fixed assets

	Purchased goodwill £m	Patents, trademarks and other product rights acquired £m	Total £m
Cost			
At 1 April 2000	26.1	59.7	85.8
Currency adjustments	—	2.3	2.3
Additions	—	239.8	239.8
Acquisition of businesses (see note 4)	4.7	—	4.7
Disposals	—	(0.4)	(0.4)
At 31 March 2001	30.8	301.4	332.2
Currency adjustments	—	0.2	0.2
Additions	0.5	0.3	0.8
Disposal of businesses (see note 4)	—	(4.7)	(4.7)
Disposals	(0.2)	—	(0.2)
At 31 March 2002	31.1	297.2	328.3
Amortisation			
At 1 April 2000	2.1	21.4	23.5
Currency adjustments	—	(0.3)	(0.3)
Amortisation for year	1.4	3.0	4.4
At 31 March 2001	3.5	24.1	27.6
Currency adjustments	—	0.3	0.3
Disposal of businesses (see note 4)	—	(1.9)	(1.9)
Amortisation for year	1.5	2.6	4.1
At 31 March 2002	5.0	25.1	30.1
Net book value at 31 March 2002	26.1	272.1	298.2
Net book value at 31 March 2001	27.3	277.3	304.6

In July 2001, Boots Healthcare International disposed of the Onagrine and Nobacter brands, which had a carrying value of £2.8m. The Clearasil brand was acquired by certain of Boots non UK subsidiaries in December 2000 for £239.8m (including acquisition costs).

Brands acquired by the Group, namely Clearasil, Dobendan and its derivatives, and Migränin are well known and well positioned in their markets and Boots Healthcare International (BHI) plans to improve this position. BHI concluded that these brands have an indefinite useful economic life and they are not being amortised. As a consequence an annual impairment review was undertaken. The valuation of these brands is significantly in excess of the costs of £257.3m.

11. Tangible fixed assets

	Land and buildings £m	Plant and machinery £m	Fixtures, fittings, tools and equipment £m	Payments on account and assets in course of construction £m	Total £m
Cost or valuation					
At 1 April 2000	922.0	355.9	1,368.3	27.6	2,673.8
Currency adjustments	(0.5)	(0.2)	(0.2)	—	(0.9)
Additions	16.0	41.0	154.2	30.4	241.6
Disposals	(31.2)	(33.7)	(75.7)	—	(140.6)
Purchase of business	—	0.1	—	—	0.1
Disposal of businesses (see note 4)	(1.9)	(7.4)	(13.3)	—	(22.6)
Reclassifications	1.4	5.8	9.1	(16.3)	—
Revaluation deficit on investment properties	(1.8)	—	—	—	(1.8)
At 31 March 2001	904.0	361.5	1,442.4	41.7	2,749.6
Currency adjustments	0.3	0.2	0.2	—	0.7
Additions	9.5	26.4	108.1	29.6	173.6
Disposals	(67.1)	(19.6)	(53.4)	(12.3)	(152.4)
Disposal of businesses (see note 4)	(5.0)	(3.1)	(14.9)	(0.1)	(23.1)
Reclassifications and transfers	1.5	(0.3)	25.6	(26.8)	—
Revaluation surplus on investment properties	1.5	—	—	—	1.5
At 31 March 2002	844.7	365.1	1,508.0	32.1	2,749.9
Depreciation					
At 1 April 2000	54.9	156.5	663.4	—	874.8
Currency adjustments	(0.1)	(0.1)	—	—	(0.2)
Depreciation for year	10.7	38.9	103.5	—	153.1
Disposals	(3.2)	(18.2)	(62.7)	—	(84.1)
Disposal of businesses (see note 4)	(1.1)	(3.1)	(2.7)	—	(6.9)
Impairment losses	0.1	—	—	—	0.1
At 31 March 2001	61.3	174.0	701.5	—	936.8
Currency adjustments	0.2	0.1	0.1	—	0.4
Depreciation for year	9.5	38.6	102.4	—	150.5
Disposals	(2.7)	(13.2)	(33.3)	—	(49.2)
Disposal of businesses (see note 4)	(2.3)	(1.6)	(12.4)	—	(16.3)
Reclassifications and transfers	—	(0.6)	0.6	—	—
At 31 March 2002	66.0	197.3	758.9	—	1,022.2
Net book value at 31 March 2002	778.7	167.8	749.1	32.1	1,727.7
Net book value at 31 March 2001	842.7	187.5	740.9	41.7	1,812.8

The cost of plant and machinery and assets in course of construction at 31 March 2002 include £24.4m (2001 £24.1m) in respect of assets held under finance leases on which the accumulated depreciation at the end of the year was £6.0m (2001 £7.8m) and for which the depreciation charge for the year was £4.1m (2001 £4.9m).

Land and buildings and assets in the course of construction includes capitalised interest at 31 March 2002 of £4.6m (2001 £6.4m).

Land and buildings include investment properties as follows:

Valuation	2002 £m	2001 £m
At 1 April	88.0	93.1
Additions	2.4	0.8
Disposals	(24.2)	(4.1)
Revaluation surplus/(deficit)	1.5	(1.8)
At 31 March	67.7	88.0

Investment properties were valued on the basis of open market value (adjusted to exclude the benefit of formal lease arrangements with Group companies, as determined in accordance with the Guidance Notes on the valuation of assets issued by the Royal Institution of Chartered Surveyors) at 31 March 2002 by the Group's own professionally qualified staff.

Surpluses and deficits arising and the aggregate surplus or deficit is transferred to the revaluation reserve except that any permanent diminution in value of an investment property is taken to the profit and loss account for the year.

In accordance with SSAP19, no depreciation is provided in respect of investment properties. This treatment represents a departure from the Companies Act 1985 requirements concerning depreciation of fixed assets. However, these properties are held for investment, rather than consumption, and the directors of Boots consider that systematic annual depreciation would be inappropriate. The accounting policy adopted is therefore necessary for the accounts to give a true and fair view. Depreciation is only one of many factors reflected in the annual valuation and the amount which might otherwise have been shown cannot be separately identified or quantified.

	2002 £m	2001 £m
Net book value of land and buildings comprises:		
Freehold	594.1	652.1
Long leasehold (more than 50 years unexpired)	145.3	147.4
Short leasehold	39.3	43.2
	778.7	842.7
Analysis of cost or valuation:		
Cost	2,120.3	2,092.5
Valuation of properties—Directors 1993	553.3	560.5
—Independent 1989 and prior	8.6	8.6
Investment properties—Directors 2002	67.7	88.0
	2,749.9	2,749.6
Value of tangible fixed assets under the historical cost convention:		
Cost	2,487.5	2,487.2
Depreciation	1,016.2	932.2
Net book value	1,471.3	1,555.0

The valuations of properties (other than investment properties) were based upon existing use.

12. Fixed asset investments

Group	2002 Joint venture equity £m	2002 Loans to joint venture £m	2002 Own shares £m	2002 Total £m	2001 Joint venture equity £m	2001 Loans to joint venture £m	2001 Own shares £m	2001 Total £m
Cost								
At 1 April	(4.2)	24.8	173.4	194.0	5.8	2.2	199.5	207.5
Currency adjustments	(0.1)	(0.3)	—	(0.4)	(0.2)	—	—	(0.2)
Additions	—	19.9	—	19.9	11.0	22.6	—	33.6
Disposals	—	(1.6)	(16.9)	(18.5)	—	—	(26.1)	(26.1)
Share of retained losses	(20.5)	—	—	(20.5)	(20.8)	—	—	(20.8)
At 31 March	(24.8)	42.8	156.5	174.5	(4.2)	24.8	173.4	194.0
Provision/amortisation								
At 1 April	—	—	53.3	53.3	—	—	66.3	66.3
Disposals	—	—	(9.3)	(9.3)	—	—	(18.2)	(18.2)
Permanent diminution—QUEST	—	—	—	—	—	—	0.8	0.8
Amortisation of own shares								
—ESOP	—	—	3.0	3.0	—	—	4.1	4.1
—AESOP	—	—	5.8	5.8	—	—	0.3	0.3
At 31 March	—	—	52.8	52.8	—	—	53.3	53.3
Net book value at 1 April	(4.2)	24.8	120.1	140.7	5.8	2.2	133.2	141.2
Net book value at 31 March	(24.8)	42.8	103.7	121.7	(4.2)	24.8	120.1	140.7

Own shares

ESOP

Boots ESOP Trust Ltd, on behalf of The Boots Employee Trust, holds shares in Boots which may subsequently be transferred to executive directors and senior employees under Boots Long-Term Bonus Schemes. At 31 March 2002, the trust held 1.8m (2001 2.0m) shares in Boots with a market value of £11.9m (2001 £12.0m) and a nominal value of £0.4m (2001 £0.5m). The maximum number of shares held during the year to 31 March 2002 was as at the beginning of the period and represented 0.2 per cent. of issued share capital at that time. Dividends have been waived by the trust. Estimates have been made for the number of shares required for performance cycles which have not yet ended. Their cost, £16.4m as at 31 March 2002, is being charged to the profit and loss account over the relevant performance and service periods. Costs of administering the trust are charged to the profit and loss account.

QUEST

In February 1999 a qualifying employee share ownership trust (QUEST) was established by Boots. The purpose of the QUEST is to acquire shares in Boots as a means through which shares will be delivered to employees (including executive directors) who exercise options granted in respect of the Boots' shares under the Boots 1990 SAYE Share Option Scheme. Under this scheme, options have been granted enabling employees to subscribe for ordinary shares at 80 per cent. of the average middle market price on the three days preceding the date of offer. The options may normally be exercised up to six months after they mature either three, five or seven years after grant. A provision for permanent diminution in the value of shares purchased, being the difference between the market value of the shares bought by the QUEST and the option price payable by employees, was made at the date of purchase.

No further shares were acquired by the QUEST during the year to 31 March 2002 (2001 Nil shares). During the year to 31 March 2001 1.7m of the shares held in respect of lapsed options were sold to the AESOP (see below) at a market price of 589p. At 31 March 2002 14.9m (2001 16.5m) ordinary shares with a market value of £100.1m (2001 £103.6m) and a nominal value of £3.7m (2001 £4.1m) were held by the QUEST of which 6.2m shares related to lapsed options. The maximum number of shares held during the year to 31 March 2002

was as at the beginning of the period and these represented 1.8 per cent. of the issued share capital at that time. Boots provides funds to the trust to purchase the shares. Dividends have been waived by the trust.

Outstanding options for which shares have been acquired are as follows:

Option granted	Number of shares (millions) 2002	Number of shares (millions) 2001	Option price (p)
1992	—	—	386
1993	—	—	350
1993	—	0.1	418
1994	—	0.3	421
1994	0.1	0.2	415
1995	0.5	0.5	410
1996	0.6	1.9	485
1997	2.3	2.5	588
1998	1.3	2.0	808
1999	3.9	4.5	624
	8.7	12.0	

AESOP

In the year to 31 March 2001 an all employee share ownership plan (AESOP) was established by Boots. One purpose of the AESOP is to acquire shares to be conditionally gifted to employees and hold them in trust for not less than 3 years. Under this scheme, which is open to all employees, 1.7 million shares were acquired during the year to 31 March 2001 at a market price of 589p out of shares held in the QUEST in respect of which options had lapsed. A further conditional gift of AESOP shares was made in June 2002. The cost of shares acquired and conditionally gifted is being written off through the profit and loss account over the relevant 3 year periods. The charge in the year to 31 March 2002 totalled £5.8m (2001 £0.3m). Dividends are payable on appropriated shares held in the AESOP but waived in respect of those unappropriated (if any). At 31 March 2002 1.6m shares were held with a market value at that date of £10.6m and a nominal value of £0.4m. The maximum number of shares held during the year to 31 March 2002 was as at the beginning of the period and these represented 0.2 per cent. of the share capital issued at that time.

The ESOP QUEST and the AESOP are considered for accounting purposes to be under the control of Boots. Accordingly their results, assets and liabilities are included in the consolidated financial statements of Boots.

The Group has taken advantage of exemptions under UITF17 "Employee Share Schemes" relating to the Inland Revenue approved SAYE schemes and the QUEST.

13. Stocks

	2002 £m	2001 £m
Manufacturing:		
Raw materials	22.0	22.0
Work in progress	7.7	7.9
Finished goods	62.9	49.9
	92.6	79.8
Retailing	543.6	553.0
Property development	11.9	13.9
	648.1	646.7

14. Debtors

	2002 £m	Restated* 2001 £m	Before restatement 2001 £m
Falling due within one year:			
Trade debtors	317.4	280.1	280.1
Owed by joint ventures	4.6	1.7	1.7
Other debtors	126.8	87.6	87.6
Deferred tax asset (see note 20)	2.4	2.1	—
Prepayments and accrued income	96.2	82.4	82.4
Corporation tax	2.6	11.9	11.9
	550.0	465.8	463.7
Falling due after more than one year:			
Other debtors	90.7	34.1	34.1
Deferred tax asset (see note 20)	5.4	7.8	—
	96.1	41.9	34.1
	646.1	507.7	497.8

Other debtors include pension prepayments (see note 26).

* Restated on adoption of FRS19 (see note 20).

15. Current asset investments and deposits

	2002 £m	2001 £m
Listed investments	0.1	0.1
Short term deposits	308.6	73.9
	308.7	74.0
Market value of investments listed on the Official List of the UK Listing Authority	0.2	0.2

16. Creditors: Amounts falling due within one year

	2002 £m	2001 £m
Borrowings (see note 18)	153.7	145.7
Trade creditors	360.1	351.7
Bills of exchange	1.7	2.3
Corporation tax	119.4	108.8
Taxation and social security (including VAT and other sales taxes)	53.8	35.0
Other creditors	161.7	148.3
Accruals and deferred income	155.2	127.2
Dividends (see note 8)	169.1	163.0
	1,174.7	1,082.0

17. Creditors: Amounts falling due after more than one year

	2002 £m	2001 £m
Borrowings (see note 18)	401.7	412.5
Due to joint ventures	9.4	3.1
Other creditors	7.8	7.9
Accruals and deferred income	61.1	28.4
	480.0	451.9

The only creditors falling due after more than five years are included in borrowings, details of which are shown in note 18.

18. Borrowings

	Notes	2002 £m	2001 £m
Bank loans and overdrafts repayable on demand		111.2	86.6
Other bank loans and overdrafts	a	101.7	99.4
Variable rate notes — Sterling	b	2.7	13.4
— Euros	b	3.5	7.0
10.125 per cent. bond 2017	c	5.8	27.7
5.5 per cent. eurobond 2009		300.0	300.0
Net liability under currency swaps	d	12.4	9.7
Obligations under finance leases		18.1	14.4
		555.4	558.2
Amounts included above repayable by instalments		113.6	148.3
Repayments fall due as follows:			
Within one year:			
— Bank loans and overdrafts		111.2	86.6
— Obligations under finance leases		7.9	5.2
— Other borrowings		34.6	53.9
		153.7	145.7
After more than one year:			
— Within one to two years		40.6	38.5
— Within two to five years		61.1	58.2
— After five years		300.0	315.8
		401.7	412.5
		555.4	558.2

a Other bank loans and overdrafts include the factoring of certain rental commitments of £85.1m at 31 March 2002 (2001 £99.2m, 2000 £112.2m) over a ten year period up to March 2007, all of which was swapped into a floating rate of interest.

b Variable rate notes are repayable, subject to certain restrictions, at the option of the holders.

c A subsidiary, Boots Investments Limited, owns all the £250m 10.125 per cent. bond 2017 of Boots, together with all the outstanding interest coupons other than those maturing on or before 24 June 2002. The parent company has entered into an agreement with Boots Investments Limited to redeem the bond on 25 June 2002 for an amount of £275m. The group balance sheet nets the present value of the investment held by the subsidiary against the borrowing by the parent company. Note 5 discloses the appreciation in value of the investment held by the subsidiary and the interest charge on the borrowing by the parent company.

d The Group has currency swaps relating to certain financial arrangements with its non-subsidiaries and Boots Pharmaceuticals. On the disposal of Boots Pharmaceuticals in 1995, the Group put in place a series of matching swaps which mature in 2002/2003 and which are equivalent to depositing US dollars and borrowing sterling. The net liability shown above represents the effect of translating these swaps into sterling at the year end exchange rate.

The Group has a number of interest rate swap agreements which convert fixed rate liabilities to floating rate. The fixed rate commitments effectively converted at 31 March 2002 are: £15m of the 10.125 per cent. bond 2017, £300m of the 5.5 per cent. eurobond 2009, £1,100m of operating leases and £85.1m of factored rental commitments.

All borrowings are unsecured.

19. Financial instruments and derivatives

The disclosures for short term debtors and creditors have been excluded from the numerical disclosures in sections (i) and (ii) below as permitted by FRS 13 'Derivatives and other Financial Instruments: Disclosures'.

(i) Fair values of financial assets and liabilities

The fair value of currency and interest rate swaps and fixed rate borrowings have been determined with reference to market prices. All other material financial assets and liabilities are at floating rates of interest and therefore their fair value and book value are equal.

The majority of the interest rate swaps shown below relate to the swapping of implied fixed rate interest payments on operating leases to floating rate.

	Note	Book value 2002 £m	Fair value 2002 £m	Book value 2001 £m	Fair value 2001 £m
Primary financial instruments held or issued to finance the Group's operations:					
Cash in hand and bank		100.4	100.4	74.0	74.0
Current asset investments and deposits		308.7	308.7	74.0	74.0
Other financial assets	a	0.5	0.5	5.0	5.0
Bank loans and overdrafts repayable on demand		(111.2)	(111.2)	(86.6)	(86.6)
Eurobond		(300.0)	(296.9)	(300.0)	(296.4)
Obligations under finance leases		(18.1)	(18.1)	(14.4)	(14.4)
Other borrowings (excluding currency swaps)		(113.7)	(119.3)	(147.5)	(158.3)
Other financial liabilities	a	(0.6)	(0.6)	(0.4)	(0.4)
Derivative financial instruments held to manage interest rate and currency profile:					
Interest rate swaps relating to operating leases		—	22.1	—	100.2
Interest rate swaps relating to fixed rate borrowings		—	11.8	—	14.8
Currency swaps (see note 18)		(12.4)	(14.7)	(9.7)	(14.2)

a Other financial assets and liabilities are not included in net debt (see note 24).

(ii) Interest rate risk profile

The tables below reflect the interest rate risk profile after taking into account the effect of interest rate swaps.

(a) Financial liabilities

Currency	Floating rate £m	Fixed rate £m	Financial liabilities on which no interest is payable £m	Total £m	Fixed rate weighted average interest rate per cent.	Weighted average period for which rate is fixed Years
Sterling	(515.0)	(18.1)	(0.5)	(533.6)	6.2	1.6
Other	(17.9)	(14.0)	(0.5)	(32.4)	8.7	0.7
At 31 March 2002	(532.9)	(32.1)	(1.0)	(566.0)	7.3	1.2
Sterling	(513.1)	(31.3)	(0.5)	(544.9)	8.5	1.7
Other	(9.0)	(10.7)	(0.5)	(20.2)	8.6	1.7
At 31 March 2001	(522.1)	(42.0)	(1.0)	(565.1)	8.5	1.7

The sterling and other financial liabilities on which no interest is paid have weighted average periods to maturity of 5 and 2 years respectively at 31 March 2002 (2001: 5 and 0.8 years).

In addition to the financial instruments included above, the Group also holds a number of interest rate swaps that are used to manage the implied fixed rate interest on leases. At 31 March 2002 the notional amount of these swaps was £1,100m (2001 £1,100m), with a weighted average life to maturity of 10 years (2001 7 years) and a weighted average fixed rate of 5.9 per cent. (2001 7.4 per cent.).

(b) Financial assets

Currency	Floating rate £m	Fixed rate £m	Financial assets on which no interest is receivable £m	Total £m	Fixed rate weighted average interest rate per cent.	Weighted average period for which rate is fixed Years
Sterling	317.8	0.5	—	318.3	5.0	3.0
Other	93.6	5.7	2.0	101.3	3.3	1.0
At 31 March 2002	411.4	6.2	2.0	419.6	3.4	1.1
Sterling	70.0	—	1.4	71.4	—	—
Other	73.9	9.1	5.1	88.1	3.0	0.9
At 31 March 2001	143.9	9.1	6.5	159.5	3.0	0.9

Other financial assets on which no interest is received are repayable on demand.

The other currency financial assets relate mainly to bank deposits held by foreign subsidiary companies.

The majority of the floating rate assets and liabilities receive or pay interest based on rates ruling in the London inter bank market.

(iii) Foreign currency exposure profile

Operations with a sterling functional currency have Euros and US dollar monetary liabilities amounting at 31 March 2002 to £14.5m (2001 £2.8m) and £7.2m (2001 £23.4m) respectively.

There were no other material foreign currency monetary assets and liabilities that may give rise to an exchange gain or loss in the profit and loss account.

(iv) Maturity of financial facilities

At 31 March 2002 the Group's undrawn committed facilities, expiring in more than two years, were £600.0m (2001 £600.0m).

(v) The maturity of borrowings

Details are shown in note 18.

(vi) Hedging

Gains in the year ended 31 March 2002 arising from the hedging of interest rates of £29.3m (2001 £15.1m) have been recognised in the profit and loss account.

Interest rate swaps were replaced in the year to 31 March 2002 to extend the weighted average maturity. Deferred gains of £53.2m at 31 March 2002 (2001 £1.5m) resulting from this are held in the balance sheet. These gains will be released to the profit and loss account in accordance with the original maturities of the interest rate swaps replaced. A credit at 31 March 2002 of £4.0m (2001 £Nil) is included within the amount receivable from interest rate swaps in respect of the replacement swaps which began in the year to 31 March 2002. The fair values of unrecognised gains and losses at the balance sheet date are disclosed as part of note 19(i).

It is not possible to forecast meaningfully the amount that will be recognised in the profit and loss account in the year to 31 March 2003.

20. Provisions for liabilities and charges

Group	Deferred taxation £m	Vacant property provisions £m	Total £m
At 1 April 2000	16.8	10.0	26.8
Profit and loss account	7.8	7.8	15.6
Utilised	—	(2.6)	(2.6)
At 31 March 2001	24.6	15.2	39.8
Prior year adjustment in provisions (see note below)	107.9	—	107.9
Prior year adjustment in debtors (see note 14)	(9.9)	—	(9.9)
Restated	122.6	15.2	137.8
Profit and loss account	36.8	(1.4)	35.4
Utilised	—	(3.1)	(3.1)
Transfer to debtors (see note 14)	7.8	—	7.8
At 31 March 2002	167.2	10.7	177.9

The vacant property provisions represent recognition of the net costs arising from vacant properties and sub-let properties. The exact timing of utilisation of these provisions will vary according to the individual properties concerned.

Prior year adjustment

The Group has implemented FRS19 'Deferred Tax', in relation to providing for deferred tax on the full provision basis. The effect of the move from the partial to the full provision basis was to reduce profit after tax in the year ended 31 March 2002 by £15.7m (2001 £10.6m) and to reduce net assets at 31 March 2002 by £113.7m (2001 £98.0m). Earnings per share after exceptional items for the year ended 31 March 2001 have been restated from 37.9p to 36.7p and diluted earnings per share after exceptional items from 37.8p to 36.6p.

	2002 £m	Restated* 2001 £m	Before Restatement 2001 £m
Analysis of deferred taxation provision:			
Accelerated capital allowances	94.0	92.5	(0.5)
Intangibles amortisation	24.4	12.2	—
Pension prepayments	51.6	26.1	26.1
Other items	(2.8)	1.7	(1.0)
	167.2	132.5	24.6
Deferred tax asset			
Overseas losses (included in debtors—see note 14)	7.8	9.9	—
Unprovided deferred taxation:			
Accelerated capital allowances	—	—	83.1
Other items	—	—	2.7
	—	—	85.8

* Restated on adoption of FRS19.

Unprovided deferred tax relating to property revaluations and rolled over gains is not readily quantifiable but it is expected to be fully offset by available capital losses.

21. Capital and reserves

Group	Called up share capital £m	Share premium account £m	Revaluation reserve £m	Capital redemption reserve £m	Profit and loss account £m	Total £m
At 1 April 1999	228.8	252.0	276.2	36.8	986.4	1,780.2
Profit retained	—	—	—	—	177.3	177.3
Revaluation deficit	—	—	(3.3)	—	—	(3.3)
Revaluation surplus realised on disposals	—	—	(4.9)	—	4.9	—
Impairment losses on revalued assets	—	—	(1.1)	—	—	(1.1)
Issue of shares	—	0.5	—	—	—	0.5
Repurchase of shares (see note 22)	(4.0)	—	—	4.0	(95.4)	(95.4)
Currency adjustments	—	—	—	—	(6.6)	(6.6)
At 31 March 2000	224.8	252.5	266.9	40.8	1,066.6	1,851.6
Profit retained	—	—	—	—	101.6	101.6
Movement in goodwill (see below)	—	—	—	—	17.9	17.9
Revaluation deficit on investment properties	—	—	(1.8)	—	—	(1.8)
Revaluation surplus realised on disposals	—	—	(6.3)	—	6.3	—
Impairment losses on revalued assets	—	—	(0.1)	—	—	(0.1)
Depreciation element of revaluation reserves	—	—	(2.9)	—	2.9	—
Issue of shares	0.1	0.8	—	—	—	0.9
Currency adjustments	—	—	—	—	6.1	6.1
At 31 March 2001	224.9	253.3	255.8	40.8	1,201.4	1,976.2
Prior year adjustment (see note 20)	—	—	—	—	(98.0)	(98.0)
Restated	224.9	253.3	255.8	40.8	1,103.4	1,878.2
Profit retained	—	—	—	—	163.7	163.7
Movement in goodwill (see below)	—	—	—	—	22.4	22.4
Revaluation surplus on investment properties	—	—	1.5	—	—	1.5
Revaluation surplus realised on disposals	—	—	(0.7)	—	0.7	—
Revaluation reserve element of depreciation charge	—	—	(2.2)	—	2.2	—
Issue of shares	0.1	0.6	—	—	—	0.7
Repurchase of shares (see note 22)	(1.8)	—	—	1.8	(45.9)	(45.9)
Currency adjustments	—	—	—	—	(3.0)	(3.0)
At 31 March 2002	223.2	253.9	254.4	42.6	1,243.5	2,017.6

The revaluation reserve at 31 March 2002 includes £(1.0)m (2001 £(2.1)m, 2000 £0.5m) relating to investment properties.

Goodwill set off against reserves is as follows:

	2002 £m	2001 £m	2000 £m
At 1 April	766.0	783.9	783.9
Goodwill released on disposal of businesses	(22.4)	(17.9)	—
At 31 March	743.6	766.0	783.9

22. Share capital

	Number of shares 2002 million	Number of shares 2001 million	2002 £m	2001 £m
Ordinary shares of 25p each:				
Authorised	1,200.0	1,200.0	300.0	300.0
Allotted, called up and fully paid	892.6	899.5	223.2	224.9

	Number 2002 million	Nominal value 2002 £m	Consideration 2002 £m	Number 2001 million	Nominal value 2001 £m	Consideration 2001 £m
Shares allotted during the year:						
Option schemes	0.1	0.1	0.7	0.2	0.1	0.9

Share repurchase

During March 2002, Boots purchased, and subsequently cancelled, 7.0m ordinary shares at prices ranging from 617p per share to 677p per share, with an average of 653p per share. The total cost of the purchases was £45.9m, which has been charged against distributable reserves. 2.0 million of the repurchased shares were not cancelled until after the year end but the cancellation has been reflected in the allotted, called up and fully paid numbers above.

Share options

Under the Boots 1990 SAYE Share Option Scheme, options have been granted enabling employees to subscribe for ordinary shares at approximately 80 per cent. of market price. At 31 March 2002, options exercisable from 2002 to 2007 (2001 to 2007) at between 410p and 808p per share were outstanding in respect of 8.7m shares (2001 12.0m shares). In 1999 a QUEST was established to acquire shares in Boots as a means by which shares would be delivered to employees exercising the options granted (see note 12).

Under the Boots 1990 Executive Share Option Scheme and the Boots Executive Share Option Plan 2001, certain senior executives have been granted options to acquire ordinary shares after a period of three years from date of grant subject, in the case of the latter plan, to performance targets being met.

At 31 March 2002, such options were outstanding as follows:

Executive directors	*Other senior executives*	*Total*	Option price	Exercisable from 31 May 2002 or later *where shown to*
Number of shares	Number of shares	Number of shares		
—	5,000	5,000	437p	August 2002
—	25,000	25,000	438p	June 2003
—	32,500	32,500	531p	June 2004
—	20,000	20,000	519p	November 2004
316,664	542,687	859,351	630p	September 2004-September 2011
—	1,012,642	1,012,642	594p	December 2004-December 2011

At 31 March 2001 such options were outstanding as follows:

Number of shares	Option price	Exercisable from 31 May 2001 to
29,000	437p	August 2002
35,000	438p	June 2003
119,000	531p	June 2004
20,000	519p	November 2004
2,500	482p	February 2005

At 31 March 2001 there were no outstanding executive share options held by executive directors of Boots.

23. Detailed analysis of gross cash flows

	2002 £m	2001 £m	2000 £m
Exceptional operating cash flows:			
Restructuring and integration costs paid	(29.3)	(29.2)	(19.3)
	(29.3)	(29.2)	(19.3)
Returns on investment and servicing of finance:			
Interest paid	(58.6)	(57.0)	(35.0)
Interest received (see note 19(vi))	99.5	34.4	25.2
Dividends paid by subsidiaries to minority interest	(0.2)	—	—
	40.7	(22.6)	(9.8)
Capital expenditure and financial investment:			
Purchase of fixed assets	(172.1)	(461.8)	(265.7)
Disposal of fixed assets	62.2	48.9	92.5
Purchase of own shares	—	—	(57.9)
Disposal of own shares	7.7	7.9	10.1
	(102.2)	(405.0)	(221.0)
Management of liquid resources:			
(Increase)/decrease in short term deposits	(234.3)	305.2	(283.6)
	(234.3)	305.2	(283.6)
Financing:			
Capital element of finance lease rental agreements	(7.9)	(9.2)	(6.9)
5.5 per cent. eurobond 2009	—	—	300.0
Decrease in other borrowings	(12.1)	(63.1)	(25.4)
Cash (outflow)/inflow from change in borrowings and lease financing	(20.0)	(72.3)	267.7
Issue of ordinary share capital	0.7	0.9	0.5
Repurchase of shares	(35.9)	—	(95.4)
	(55.2)	(71.4)	172.8

24. Analysis of net debt

	As at 1 April 1999 £m	Cash flow £m	Other non-cash changes £m	Currency £m	As at 31 March 2000 £m
Cash at bank and in hand	32.2	11.8	—	(1.0)	43.0
Bank loans and overdrafts repayable on demand	(130.3)	27.0	—	0.2	(103.1)
Cash	(98.1)	38.8	—	(0.8)	(60.1)
Liquid resources	105.8	283.6	(9.4)	(0.8)	379.2
Obligations under finance leases	(19.9)	6.9	(4.1)	—	(17.1)
Other borrowings (including currency swaps)	(282.6)	(274.6)	16.1	1.5	(539.6)
Total	(294.8)	54.7	2.6	(0.1)	(237.6)

	As at 1 April 2000 £m	Cash flow £m	Acquisitions £m	Disposals £m	Other non-cash changes £m	Currency £m	As at 31 March 2001 £m
Cash at bank and in hand	43.0	30.0	—	—	—	1.0	74.0
Bank loans and overdrafts repayable on demand	(103.1)	16.5	—	—	—	—	(86.6)
Cash	(60.1)	46.5	—	—	—	1.0	(12.6)
Liquid resources	379.2	(305.2)	—	—	—	—	74.0
Obligations under finance leases	(17.1)	9.2	—	0.8	(7.3)	—	(14.4)
Other borrowings (including currency swaps)	(539.6)	63.1	(1.6)	2.5	17.6	0.8	(457.2)
Total	(237.6)	(186.4)	(1.6)	3.3	10.3	1.8	(410.2)

	As at 1 April 2001 £m	Cash flow £m	Other non-cash changes £m	Currency £m	As at 31 March 2002 £m
Cash at bank and in hand	74.0	26.2	—	0.2	100.4
Bank loans and overdrafts repayable on demand	(86.6)	(24.6)	—	—	(111.2)
Cash	(12.6)	1.6	—	0.2	(10.8)
Liquid resources	74.0	234.3	—	0.4	308.7
Obligations under finance leases	(14.4)	7.9	(11.6)	—	(18.1)
Other borrowings (including currency swaps)	(457.2)	12.1	19.0	—	(426.1)
Total	(410.2)	255.9	7.4	0.6	(146.3)

Liquid resources comprise listed investments and short term deposits (see note 15).

25. Commitments and contingent liabilities

(i) Future capital expenditure approved by the Boots directors and not provided for in these financial statements is as follows:

	2002 £m	2001 £m
Contracts placed	35.1	58.3

(ii) Annual commitments under operating leases are as follows:

	2002		2001	
	Land and buildings £m	Other £m	Land and buildings £m	Other £m
Expiring:				
Within one year	6.9	0.6	8.6	1.0
Over one year and less than five years	24.9	3.0	25.2	2.3
Over five years	176.3	0.1	165.9	—
At 31 March	208.1	3.7	199.7	3.3

(iii) Contingent liabilities

Knoll Pharmaceutical Co. ('Knoll') is a defendant in a number of consumer class actions in 30 states of the USA, Canada and Puerto Rico. Knoll is the successor to Boots Pharmaceuticals Inc., formerly an indirect subsidiary of Boots, which was sold to the BASF group under agreements made by Boots in March 1995. Boots had been named as a defendant in some of these actions, which allege that the marketing of the product Synthroid did not comply with consumer protection and business practice laws. A settlement by Knoll of most of the consumer actions and claims of insurers and state attorneys general in the United States and Canada has been

substantively approved, although some elements of the litigation are unresolved. Boots asserts that the relevant courts in North America have no jurisdiction over it in these cases and this has been approved by a state court in Illinois. In the light of current information, the directors believe that Boots has good defences to claims concerning Synthroid including any that might be brought by BASF and, while the outcome of such claims remains uncertain, they believe that it should not have a material adverse impact on the group.

26. Pensions

The Group operates pension schemes throughout the world, most of which are final salary (defined benefit) schemes.

Boots Pension Scheme

The principal UK pension scheme is Boots Pension Scheme.

The independent scheme actuary carried out the latest valuation of the scheme as at 1 April 2001. The UK pension charge for the three years to 31 March 2002 has been determined under SSAP24 using the projected unit method and the results under SSAP24 were as follows:

	UK
Market value of assets	£2,274m
Value of accrued liabilities	£1,960m
Funding level	116 per cent.

The key assumptions used in determining the accounting costs for the scheme are given below. The financial assumptions were derived from market yields on bonds at the valuation date.

	UK 2001 valuation	UK 1998 valuation
Pension increases	2.4 per cent. pa	3.0 per cent. pa
General long-term pay increases	3.8 per cent. pa	4.5 per cent. pa
Investment return	6.0 per cent. pa	6.5 per cent. pa

The pension charge for the year to 31 March 2002 for Boots Pension Scheme was £5m (2001: £5m, 2000: £5m). This comprises the regular cost of pensions, offset by amortisation of the surpluses disclosed by the 1989, 1992, 1998 and 2001 valuations and increased by the amortisation of the deficit in respect of the 1995 valuation. The surplus disclosed at the 2001 valuation is being recognised over approximately 13 years, the expected average remaining service life of members. The amortisation period for the surplus disclosed at the 1989 valuation ended during the year. The remaining amortisation period of the surpluses/deficits disclosed at the 1992, 1995 and 1998 valuations are approximately three, six and nine years respectively. The Group contributed £50m in the year ended 31 March 2002 to the Boots Pension scheme. A pension prepayment of £141m is included at 31 March 2002 within other debtors (2001: £42m; 2000: provision of £5m included in other creditors).

Other pension arrangements

In common with other companies, additional defined benefit pension arrangements (defined benefit) exist for certain senior executives in the UK. Since 1 October 2000, new employees have been offered membership of defined contribution pension arrangements. After five years' membership of these arrangements, employees have the opportunity to join Boots Pension Scheme.

Total pension cost

The overall pension charge for the year to 31 March 2002 comprises:

Boots Pension Scheme (see above)	£5m
Other UK and overseas arrangements	£5.1m

FRS17

Whilst the financial statements for the year ended 31 March 2002 continue to include a pension charge and pension prepayment calculated under the principles of SSAP24, the new standard requires certain additional closing balance sheet disclosures as at 31 March 2002. These are noted below.

The actuarial valuations with respect to UK schemes have been based on the most recent formal valuations (as noted above) and updated by the Scheme Actuary to 31 March 2002. The figures for overseas schemes are not material and have not been included below.

FRS17 requires companies to adopt the new accounting standard in its financial statements by no later than 2004. For clarity, the Group will be implementing the requirements early in the accounts to 31 March 2003.

The market value of the assets in the UK scheme, the present value of liabilities and the resulting surplus at 31 March 2002 together with the expected rates of return on the assets were as follows:

	UK Expected long-term rate of return per cent.	UK Value at 31 March 2002 £m
Equities	—	—
Bonds	5.4	2,375
Other net assets	4.0	17
Total market value of assets		2,392
Present value of scheme liabilities		(2,226)
Pension asset (surplus in schemes)		166
Related deferred tax liability		(50)
Net pension asset		116

The principal assumptions used by the Scheme Actuary in determining the present value of the liabilities were as follows:

At 31 March 2002	UK per cent.
Inflation	2.8
Rate of increase in salaries	4.3
Rate of increase to pensions in payment	2.7
Rate of increase to deferred pensions	2.8
Discount rate for scheme liabilities	6.1

If the above amounts had been recognised in the financial statements of the Group at 31 March 2002, net assets would have been increased as follows:

	Group
Benefit of including net pension asset (UK schemes)	£116m
Less prepayment (under SSAP24) net of deferred tax	£59m
Net	£57m

27. Staff numbers and costs

The average number of persons employed by the Group:

	2002 Number of heads	2002 Full time equivalents	Restated* 2001 Number of heads	Restated* 2001 Full time equivalents
Continuing operations				
Boots Retail	64,354	42,310	68,361	44,127
Boots Retail International	1,084	1,036	1,406	1,267
	65,438	43,346	69,767	45,394
Boots Healthcare International	2,966	2,868	3,202	3,113
Halfords	9,805	5,996	10,053	6,491
Central and other	497	445	538	501
Total	78,706	52,655	83,560	55,499

* Restated for the new Group segmentation basis

	2001 Number of heads	2001 Full time equivalents	2000 Number of heads	2000 Full time equivalents
Continuing operations				
Boots The Chemists	60,268	37,185	62,133	38,238
Boots Retail International	1,343	1,204	961	792
Boots Opticians	4,378	3,366	4,349	3,319
Halfords	10,043	6,482	9,791	6,157
Boots Properties	74	73	80	78
Boots Healthcare International	2,310	2,241	2,378	2,291
Boots Contract Manufacturing	4,000	3,907	4,021	3,823
Group Strategic Initiatives	384	324	194	175
Central	760	717	788	742
Total	83,560	55,499	84,695	55,615

Total number of persons employed by continuing operations at 31 March 2002 was 76,993 heads, 52,561 full time equivalents (2001: 80,529 heads, 53,664 full time equivalents; 2000: 85,115 heads, 55,272 full time equivalents).

The aggregate payroll cost was as follows:

	2002 £m	2001 £m	2000 £m
Wages and salaries	914.2	907.2	887.0
Social security costs	64.9	66.0	66.2
Other pension costs	10.1	7.5	6.9
	989.2	980.7	960.1

28. Remuneration of Boots directors and directors' shareholdings

(i) Analysis of directors' emoluments

Year ended 31 March 2002

	Salaries and fees £000	Short term bonuses £000	Other benefits £000	Total £000
J Bennink (from 10 September 2001)	17	—	—	17
Dr J G S Buchanan	30	—	—	30
B Clare	350	105	17	472
F M Harrison	30	—	—	30
J B McGrath	250	—	5	255
K S Piggott	350	105	10	465
H Ploix	30	—	—	30
Dr M P Read	30	—	—	30
Sir Nigel Rudd (deputy chairman from 3 December 2001)	55	—	—	55
S G Russell	575	173	16	764
A P Smith (from 1 April 2001)	250	75	11	336
D A R Thompson	470	141	16	627
J J H Watson (retired on 31 July 2001)	130	26	4	160
	2,567	625	79	3,271

In addition Mr M F Ruddell remained employed by the Group until 31 July 2001, receiving a salary of £162,000 and short term bonus of £31,000 as an employee.

Year ended 31 March 2001

	Salaries and fees £000	Short term bonuses £000	Other benefits £000	Total £000
Sir Michael Angus (deputy chairman until retirement on 31 December 2000)	71	—	—	71
Lord Blyth (chairman until retirement on 31 July 2000)	289	49	—	338
Dr J G S Buchanan	30	—	—	30
B Clare	275	67	13	355
F M Harrison	30	—	—	30
J B McGrath (chairman from 1 August 2000)	143	—	4	147
K S Piggott (from 1 April 2000)	300	72	10	382
H Ploix (from 7 September 2000)	17	—	—	17
Dr M P Read	30	—	—	30
Sir Peter Reynolds (retired on 27 July 2000)	10	—	—	10
Sir Nigel Rudd	36	—	—	36
M F Ruddell (retired from the board on 31 March 2001)	300	72	14	386
S G Russell	500	116	16	632
D A R Thompson	450	105	16	571
J J H Watson	240	59	13	312
Sir Clive Whitmore (retired on 31 March 2001)	30	—	—	30
	2,751	540	86	3,377

Year ended 31 March 2000

	Salaries and fees £000	Short term bonuses £000	Other benefits £000	Total £000
Sir Michael Angus (deputy chairman)	95	—	—	95
Lord Blyth (chairman and highest paid director)	630	125	17	772
Dr J G S Buchanan	30	—	—	30
B Clare (from 1 April 1999)	215	47	13	275
Sir Peter Davis (retired on 21 January 2000)	24	—	—	24
F M Harrison	30	—	—	30
J B McGrath	30	—	—	30
Dr M P Read (from 23 September 1999)	16	—	—	16
Sir Peter Reynolds	30	—	—	30
Sir Nigel Rudd (from 15 December 1999)	9	—	—	9
M F Ruddell	275	58	15	348
S G Russell	375	71	16	462
D A R Thompson	375	77	17	469
J J H Watson	220	48	14	282
Sir Clive Whitmore	30	—	—	30
	2,384	426	92	2,902

(ii) Entitlements based on completed long term bonus periods

For the four-year cycles which ended on 31 March 2002, 31 March 2001 and 31 March 2000 the amount of bonus depended upon Boots' comparative performance against its peer group on the following scale:

Comparative position in peer group league table	1	2	3	4	5	6	7	8	9	10	11
Bonus per cent. of average annual salary											
—2002 and 2001	90	90	90	65	55	45	35	Nil	Nil	Nil	Nil
—2000	90	90	90	65	55	45	35	25	Nil	Nil	Nil

Year ended 31 March 2002

In respect of the four year period to 31 March 2002, Boots achieved position ten in the league table above. Accordingly, no long term bonus was earned by executive directors in respect of periods while serving as such. However, Mr B Clare and Mr K S Piggott earned cash bonuses derived from long term bonus schemes for Boots Healthcare International and Halfords respectively before they became executive directors, and the cash half of that earned bonus is shown in the table below and will be paid in June 2002. The remaining half will be converted into shares in Boots. The number of shares will be calculated by dividing that half by the quotation for a share as derived from the Daily Official List of the London Stock Exchange on the date for payment of the cash proportion (being 19 June 2002).

Shares conditionally awarded in respect of prior periods vested in the year ended 31 March 2002 and the value of these is also shown in the table below:

	Cash £000	Value of vested shares £000	Total £000
B Clare	5	19	24
K S Piggott	15	19	34
S G Russell	—	45	45
A P Smith	—	—	—
D A R Thompson	—	50	50
J J H Watson	—	25	25
	20	158	178

The value of the vested shares is based on the middle market price on the date of vesting of the share awards.

For previous cycles these shares were conditionally awarded and vested in the employee after three years further employment. For the cycle ended on 31 March 2002 any shares awarded vest on award without a holding period.

Details of the numbers of shares which have been conditionally awarded during the year ended 31 March 2002 in respect of the cycle which was completed at the end of the previous financial year, and for previous cycles, are shown below. Shares that vested in the year and the cumulative total of shares outstanding at 31 March, or date of retirement are also shown below:

	Conditional entitlement 2002 Number	Conditional entitlement 2001 Number	Conditional entitlement 2000 Number	Conditional entitlement 1999 Number	Vested 2002 Number	Cumulative total Number
B Clare	—	7,757	4,621	3,221	(3,221)	12,378
K S Piggott	—	6,437	4,570	3,251	(3,251)	11,007
M F Ruddell	—	13,905	9,552	6,991	—	30,448*
S G Russell	—	17,858	11,200	7,652	(7,652)	29,058
A P Smith	—	3,041	1,382	—	—	4,423
D A R Thompson	—	18,140	12,072	8,538	(8,538)	30,212
J J H Watson	—	10,525	6,377	4,242	(4,242)	16,902*
	—	77,663	49,774	33,895	(26,904)	134,428

*at date of retirement

Part of Mr B Clare's and all of Mr K S Piggott's and Mr A P Smith's cumulative entitlements accrued before they were appointed to the board on 1 April 1999, 1 April 2000 and 1 April 2001 respectively.

The value of the award is not determined until the vesting date, which for 2000 and 2001 entitlements is June 2002 and June 2003 respectively.

Year ended 31 March 2001

In respect of the four year period to 31 March 2001, Boots achieved position nine in the league table. Accordingly, no long term bonus was earned in respect of that period by executive directors. Shares conditionally awarded in respect of prior periods, however, vested in the year. The amounts earned including those relating to periods of service before appointment to the Boots board, were as follows:

	Cash £000	Value of vested shares £000	Total 2001 £000
Lord Blyth	—	—	—
B Clare	—	21	21
K S Piggott	—	23	23
M F Ruddell	—	49	49
S G Russell	—	52	52
D A R Thompson	—	58	58
J J H Watson	—	25	25
	—	228	228

The value of the vested shares is based on the middle market price on the date of vesting of the share awards.

Details of the numbers of shares which were conditionally awarded during the year ended 31 March 2001 under the long term bonus scheme for the cycle which was completed at the end of the previous financial year and for prior periods are shown below along with those shares that vested in the year and the cumulative total of shares outstanding at 31 March, or date of retirement:

	Conditional entitlement 2001 Number	Conditional entitlement 2000 Number	Conditional entitlement 1999 Number	Conditional entitlement 1998 Number	Vested 2001 Number	Cumulative total Number
Lord Blyth	31,833	21,992	15,956	22,263	(92,044)**	—
B Clare	7,757	4,621	3,221	4,190	(4,190)	15,599
K S Piggott	6,437	4,570	3,251	4,413	(4,413)	14,258
M F Ruddell	13,905	9,552	6,991	9,525	(9,525)	30,448*
S G Russell	17,858	11,200	7,652	9,570	(9,570)	36,710
D A R Thompson	18,140	12,072	8,538	11,475	(11,475)	38,750
J J H Watson	10,525	6,377	4,242	4,876	(4,876)	21,144
	106,455	70,384	49,851	66,312	(136,093)	156,909

*at date of retirement
**vested after ceasing to be a director

Part of Mr B Clare's and all of Mr K S Piggott's cumulative entitlements accrued before they were appointed to the board on 1 April 1999 and 1 April 2000 respectively.

Year ended 31 March 2000

In respect of the four year period to 31 March 2000, Boots achieved position five in the league table. Accordingly the long term bonus amounts earned in respect of that period by executive directors, including amounts relating to periods of service before appointment to the board, were as follows:

	Cash £000	Value of vested shares £000	Total £000
Lord Blyth	155	—	155
B Clare	38	—	38
M F Ruddell	68	—	68
S G Russell	87	—	87
D A R Thompson	88	—	88
J J H Watson	51	—	51
	487	—	487

Each Boots executive director was awarded conditional rights to receive ordinary shares in Boots having a market value on 20 June 2000 equivalent to the cash bonus shown above. The director will normally become entitled to receive those shares in June 2003 if the conditions are satisfied. There were no shares that vested during the year.

Details of the numbers of shares which were conditionally awarded during the year ended 31 March 2000 under the long term bonus scheme for the cycle which was completed at the end of the previous financial year and the cumulative conditional entitlement are shown below:

	Conditional entitlement 2000 Number	Conditional entitlement 1999 Number	Conditional entitlement 1998 Number	Cumulative total Number
Lord Blyth	21,992	15,956	22,263	60,211
B Clare	4,621	3,221	4,190	12,032*
M F Ruddell	9,552	6,991	9,525	26,068
S G Russell	11,200	7,652	9,570	28,422
D A R Thompson	12,072	8,538	11,475	32,085
J J H Watson	6,377	4,242	4,876	15,495
	65,814	46,600	61,899	174,313

*B Clare's cumulative entitlement accrued before he was appointed to the board on 1 April 1999.

(iii) Entitlements under incomplete long term bonus periods

For the four year cycles that commenced in April 1999 and April 2000 a maximum potential bonus award (MPBA) is calculated for executive directors by multiplying the basic annual salary at the beginning of the cycle by a factor of 125 per cent. The MPBA is then expressed in share units using the average share price over the previous three months. At the end of the performance cycle a percentage of the MPBA is gained based on the TSR performance against a peer group of ten other leading companies. The scale applied is:

Comparative position in peer group league table	1	2	3	4	5	6	7	8	9	10	11
per cent. of MPBA gained	100	80	64	48	36	24	Nil	Nil	Nil	Nil	Nil

The value of the award is affected by share price movement over the four years. For these performance cycles, one half of the award is paid in cash after the end of each performance cycle and one half in shares. The value of the cash bonus is calculated by multiplying one half of the number of earned share units by the average share price over the last three months of the performance cycle, as derived from the Daily Official List of the London Stock Exchange.

The MPBA (in shares) for cycles which commenced on 1 April 1999 and 1 April 2000 are shown below:

	MPBA 1999-2003	MPBA 2000-2004	Total
B Clare	66,748	28,991	95,739
K S Piggott	72,816	22,087	94,903
S G Russell	121,359	50,566	171,925
A P Smith	38,653	12,716	51,369
D A R Thompson	109,223	50,566	159,789
	408,799	164,926	573,725

The price when the 1999-2003 and 2000-2004 MPBA's were calculated was 927p and 515p respectively. The actual awards for these cycles will not be determined until June 2003 and June 2004 respectively.

For performance periods commencing on or after 1 April 2002 the performance cycle has been reduced to three years but bonuses will be paid wholly in shares. Otherwise the scheme operates the same way as described above for the cycles beginning in 1999 and 2000. Due to the reduction in the performance period no performance cycle commenced in April 2001.

(iv) The Boots Company All-Employee Share Ownership Plan 2000 (AESOP)

In the period to 31 March 2001 Boots established the AESOP to enable staff, including executive directors, to become shareholders in the company. In March 2001, under the free share part of the plan, the executive directors were each given the opportunity to be awarded 42 shares, the same number as any employee with average contracted hours of 35 or more per week. All the executive directors except for Mr D A R Thompson opted to receive this award. Shares in this part of the AESOP must normally be held in trust on behalf of the employees for at least three years.

In the period to 31 March 2002 Boots implemented the partnership share element of the plan, giving employees including executive directors the opportunity to purchase shares from their pre-tax income, subject to a maximum of £125 per month, with effect from April 2002.

(v) The Boots Executive Share Option Plan 2001

The 2001 annual general meeting of Boots approved the establishment of the Executive Share Option Plan 2001, under which executive directors and other employees can be granted options to acquire ordinary shares in Boots. The exercise price of options granted under the plan is the average of the mid-market value of the shares in the three days preceding the grant of an option. The rules of the plan require the exercise of options in the period between 3 and 10 years from grant, subject to satisfaction of any performance condition stipulated at the time of grant. Options granted to executive directors must be subject to the satisfaction of a

performance condition. The condition imposed in respect of options granted during the year was average annual growth in earnings per share over the relevant period at least equal to the increase in the index of retail prices plus 3 per cent. The maximum number of options that can be granted to any participant in any financial year of Boots is options having an exercise price of twice the annual basic salary of the participant, and during the year to 31 March 2002, options were granted to directors as follows:

	At 630p	2002 Total
B Clare	55,555	55,555
K S Piggott	55,555	55,555
S G Russell	91,269	91,269
A P Smith	39,682	39,682
D A R Thompson	74,603	74,603

(vi) The Boots 1990 SAYE Share Option Scheme

Under a savings-related scheme, established in 1990 and extended at the 2001 annual general meeting of Boots, options may be offered to employees, including executive directors, enabling employees to acquire ordinary shares in Boots at approximately 80 per cent. of the market price of those shares at the date of grant, subject to participation in a designated savings scheme. No options have been granted under the scheme since July 1999, but certain executive directors hold options under that scheme as follows:

Year ended 31 March 2002

	485p	588p	808p	624p	Total
B Clare	3,216	—	—	—	3,216
K S Piggott	—	1,173	341	324	1,838
S G Russell	—	—	—	2,704	2,704
A P Smith	—	—	—	1,552	1,552
D A R Thompson	—	1,760	—	—	1,760
J J H Watson	3,556	—	—	—	3,556*

*at date of retirement

During the year Mr D A R Thompson exercised SAYE options in respect of 1,422 shares and options in respect of 426 shares for Mr K S Piggott lapsed. Mr J J H Watson exercised SAYE options in respect of 3,556 shares after ceasing to be a director.

Information on the Boots' SAYE share option scheme, including dates from when options are exercisable and expiry dates, is shown in note 22.

The market price of Boots' shares at 31 March 2002 was 672.5p and the range of market prices during the year ended 31 March 2002 was 565p to 694.5p.

Year ended 31 March 2001

	485p	588p	808p	624p	Total
B Clare	3,216	—	—	—	3,216
K S Piggott	426	1,173	341	324	2,264
S G Russell	—	—	—	2,704	2,704
D A R Thompson	1,422	1,760	—	—	3,182
J J H Watson	3,556	—	—	—	3,556

During the year Mr K S Piggott exercised SAYE options in respect of 831 shares.

No executive options were held by directors at 31 March 2001. Mr K S Piggott held 12,500 executive options on appointment to the board and those options were exercised during the year.

Year ended 31 March 2000

	410p	485p	588p	808p	624p	Total
Lord Blyth	841	—	—	853	—	1,694
B Clare	—	3,216	—	—	—	3,216
M F Ruddell	841	—	663	482	—	1,986
S G Russell	—	—	—	—	2,704	2,704
D A R Thompson	—	1,422	1,760	—	—	3,182
J J H Watson	—	3,556	—	—	—	3,556

During the year Mr S G Russell exercised SAYE options in respect of 4,097 shares and SAYE options over a further 2,704 shares were granted to him.

No executive options are held by directors.

(vii) Gains on share options

Gains on share options represent the number of shares under options which have been exercised, valued at the difference between the market price at the date of exercise and the exercise price paid.

Details of gains on share options exercised are as follows:

Year ended 31 March 2002

	Exercise price	Number of shares	Market price at date of exercise	Gain £000
D A R Thompson	485p	1,422	686p	3

Year ended 31 March 2001

	Exercise price	Number of shares	Market price at date of exercise	Gain £000
	415p	831	503p	1
	482p	7,500	525p	3
	531p	5,000	625p	5
K S Piggott				9
M F Ruddell	410p	841	511p	1
Total				10

Year ended 31 March 2000

	Exercise price	Number of shares	Market price at date of exercise	Gain £000
S G Russell	421p	4,097	726p	12

(viii) Pension entitlement

All executive directors receive pension entitlements from Boots' principal UK defined benefit pension scheme, referred to in note 26, and supplementary pension arrangements.

Details of pensions earned by the executive directors in office at each balance sheet date or at date of retirement are shown below:

Year ended 31 March 2002

	Age at 31 March 2002	Directors' contributions during the year £000	Total accrued pension entitlement at 31 March 2002 £000	Increase in accrued pension entitlement during the year £000
B Clare	48	17	114	31
K S Piggott	53	17	189	30
S G Russell	57	27	349	51
A P Smith	41	12	33	16
D A R Thompson	59	22	309	18
J J H Watson*	60	4	166	5

*at date of retirement

Year ended 31 March 2001

	Age at 31 March 2001	Directors' contributions during the year £000	Increase in accrued pension entitlement during the year £000	Total accrued pension entitlement at 31 March 2001 £000
Lord Blyth	—	10	5	392*
B Clare	47	13	22	81
K S Piggott	52	14	63	157
M F Ruddell	57	14	16	185*
S G Russell	56	24	74	294
D A R Thompson	58	21	48	286
J J H Watson	59	11	14	158

*at date of retirement

Year ended 31 March 2000

	Age at 31 March 2000	Directors' contributions during the year £000	Increase in accrued pension entitlement during the year £000	Total accrued pension entitlement at 31 March 2000 £000
Lord Blyth	59	30	54	387
B Clare	46	10	14	57
M F Ruddell	56	13	15	164
S G Russell	55	18	19	213
D A R Thompson	57	18	21	231
J J H Watson	58	10	10	140

(ix) Directors' shareholdings

The beneficial interests of the directors in office at each balance sheet date and their families in the ordinary share capital of Boots are shown below.

	2002	2001	2000
Sir Michael Angus (retired 31 December 2000)			3,673
Lord Blyth (retired 31 July 2000)			302,906
Sir Peter Reynolds (retired 27 July 2000)			3,609
M F Ruddell (retired 31 March 2001)			56,571
J J H Watson (retired 31 July 2001)		55,269	52,393
Sir Clive Whitmore (retired 31 March 2001)			1,592
J Bennink (appointed 10 September 2001)	—	—*	
Dr J G S Buchanan	2,000	2,000	2,000
B Clare	10,126	8,209	5,658
F M Harrison	3,061	3,061	3,061
J B McGrath	2,829	2,731	2,611
K S Piggott (appointed 1 April 2000)	48,533	46,620	43,162*
H Ploix (appointed 7 September 2000)	1,619	1,600	—*
Dr M P Read	3,500	3,500	3,500
Sir Nigel Rudd	2,000	2,000	2,000
S G Russell	60,612	56,087	50,551
A P Smith (appointed 1 April 2001)	998	—*	
D A R Thompson	92,863	86,226	79,177

*at date of appointment

In addition, at 31 March 2000, Sir Peter Reynolds had a non-beneficial interest in 1,300 ordinary shares.

Each executive director was also deemed, as a potential beneficiary, to have an interest at 31 March 2002 in the 1,776,677 (2001 1,967,878, 2000 2,402,413) ordinary shares of Boots held by Boots ESOP Trust Ltd, on behalf of Boots Employee Trust, established to facilitate the operation of Boots' executive bonus schemes and in 14,878,241 (2001 16,525,264, 2000 20,119,540) ordinary shares of Boots held by Boots (QUEST) Trustee Limited, on behalf of Boots Qualifying Employee Share Trust, established in connection with Boots' UK all-employee SAYE Share Option Scheme and in 1,574,156 (2001 1,666,724) ordinary shares of Boots held by Boots Share Plan Trustees Limited, established to hold shares for employees in connection with The Boots Company All-Employee Share Ownership Plan 2000 (the AESOP). No director holds any loan capital.

29. Related party disclosures

During the year to 31 March 2002 the Group had the following transactions with related parties.

a) Digital Wellbeing Limited, a joint venture in which the Group has a 60 per cent. interest in the share capital:

- an addition of £14.3m to the non-interest bearing loan which totals £33.6m at 31 March 2002 (2001 £19.3m);
- management charges covering a number of support functions totalling £1.6m (2001 £1.0m);
- Digital Wellbeing Limited acts as an agent of Boots The Chemists Limited for the sale of certain health and beauty products. Purchases of £2.9m (2001 £0.3m) were made from Boots The Chemists Limited and commission of £1.4m (2001 Nil) was earned by Digital Wellbeing Limited on sales of £3.3m (2001 Nil) under the agency agreement. Digital Wellbeing Limited participates in the Advantage Card offered by Boots The Chemists Limited. Points are given to customers with sales and are used as a promotional tool. A charge of £0.6m (2001 Nil) was made during the year for points issued.

b) handbag.com Limited, a joint venture in which the Group has a 50 per cent. interest in the share capital:

- an addition of £2.6m to the interest bearing loan which totals £8.1m at 31 March 2002 (2001 £5.5m);
- management charges covering a number of support functions totalling £0.1m (2001 £0.1m).

Principal Group Companies

	Principal activities	Percentage held by parent	Percentage held by subsidiary undertakings	Country of incorporation where operating overseas
Parent				
The Boots Company PLC	Manufacturing, marketing and distribution of healthcare and consumer products			
Subsidiary undertakings (incorporated in Great Britain)				
BCM Ltd.	Manufacturing pharmaceuticals and consumer products	100		
Boots Development Properties Ltd.	Property development		100	
Boots Healthcare International Ltd.	Marketing consumer products	100		
Boots Opticians Ltd.	Registered opticians		100	
Boots Properties PLC	Property holding	100		
Boots The Chemists Ltd.	Retail chemists	100		
Crookes Healthcare Ltd.	Marketing consumer products	100		
Halfords Ltd.	Retailing of auto parts, accessories and bicycles	100		
Optrex Ltd	Marketing consumer products	100		
Boots Health and Beauty Ltd.	Healthcare services		100	
Boots Dentalcare Ltd.	Healthcare services		100	
Boots Retail (Taiwan) Ltd	Retailing	100		
Subsidiary undertakings (incorporated overseas)	Activities refer to healthcare and/or consumer products unless otherwise indicated			
Boots Healthcare (Australia) Pty. Ltd.	Marketing	100		Australia
Boots Healthcare Products (Austria) GmbH	Marketing	100		Austria
Boots Healthcare NV SA	Marketing		100	Belgium
Boots Healthcare SA	Marketing		100	France
BCM Cosmétique SA	Manufacturing and marketing (M&M)	100		France
Laboratoires Lutsia SA	M&M		100	France
Boots Healthcare Deutschland GmbH	Marketing	100		Germany
BCM Kosmetik GmbH	M&M	100		Germany
Hermal Kurt Herrman oHG	M&M		100	Germany
Boots (Retail Buying) Ltd.	Buying	100		Hong Kong
Boots Piramal Healthcare Ltd.	Marketing	60		India
Boots Healthcare Ltd.	Marketing	100		Ireland
Boots Healthcare S.p.A.	M&M	100		Italy
Boots Company Japan k.k.	Marketing	100		Japan
Boots Investments Ltd.	Investment company	100		Jersey
Boots Trading (Malaysia) Sdn. Bhd	Marketing	100		Malaysia
Boots Healthcare BV	Marketing		100	Netherlands
Boots Healthcare New Zealand Ltd.	Marketing	100		New Zealand
The Boots Company (Philippines) Inc.	Marketing	100		Philippines
The Boots Company (Far East) Pte. Ltd.	Marketing	100		Singapore
Boots Healthcare S.A.	Marketing	100		Spain
Boots Healthcare (Switzerland) AG	Marketing	100		Switzerland
The Boots Company (Thailand) Ltd.	Marketing	100		Thailand
Boots Retail (Thailand) Ltd.	Retailing	100		Thailand
Boots Healthcare USA Inc.	Marketing		100	USA
Joint Ventures				
handbag.com Ltd. (Jointly controlled with HTNM LLC)	Internet portal	50		UK
Digital Wellbeing Ltd. (Jointly controlled with Granada Media Group Ltd.)	e-business	60		UK

Percentages relate to holdings of ordinary share capital.
Minority shareholders have equity and non-equity holdings in Boots Piramal Healthcare Ltd, incorporated in India.

PART 4: ADDITIONAL INFORMATION

1. Responsibility Statement

The Directors of the Company, whose names appear on page 4, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Incorporation and Registered Office

2.1 The Company was incorporated and registered in England and Wales as a public limited company on 31 May 2002 under the Companies Act with registered number 04452715. On 12 June 2002 the Company obtained a certificate to commence trading under section 117 of the Companies Act. The principal legislation under which the Company operates is the Companies Act and regulations made thereunder.

2.2 The Company's registered and head office is 1 Thane Road West, Nottingham NG2 3AA.

2.3 The Company has not traded since incorporation.

2.4 The Company is to be the holding company of the New Group.

3. Share Capital

3.1 On incorporation, the authorised share capital of the Company was £100,000 divided into:

(a) 50,000 ordinary shares of £1 each, of which 2 were issued fully paid to the subscribers of the Company's Memorandum of Association; and

(b) 50,000 redeemable preference shares of £1 each, none of which were issued.

3.2 On 10 June 2002 49,998 redeemable preference shares of £1 each were issued fully paid to Deutsche Bank AG London Branch. These shares were redeemed at par in accordance with their terms on 21 June 2002.

3.3 At completion of the Scheme, the Company will allot and issue Boots Group Ordinary Shares to Boots Shareholders on the register of members of Boots at the Scheme Record Time on the basis of 1 Boots Group Ordinary Share for each Boots Ordinary Share held at the Scheme Record Time, subject to the exception set out in paragraph 1 of Part 2 of this document.

3.4 By resolutions passed on 31 October 2002:

(a) each of the 2 issued ordinary shares of £1 each was sub-divided into 4 issued ordinary shares of 25p each;

(b) the 49,998 authorised but unissued ordinary shares of £1 each were each sub-divided into 4 ordinary shares of 25p each. Each authorised but unissued redeemable preference share of £1 was redesignated as an ordinary share of £1 and was subdivided into 4 ordinary shares of 25p each and the authorised share capital was increased from £100,000 to £300,000,000 by the creation of 1,199,600,000 additional ordinary shares of 25 pence each;

(c) the Boots Group Articles (as summarised in paragraph 4 of this Part 4) were adopted;

(d) the Boots Group All-Employee Share Ownership Plan 2002, the Boots Group SAYE Share Option Plan 2002, the Boots Group Executive Share Option Plan 2002 and the Boots Group Long Term Bonus Plan 2002, the principal terms of which are summarised in paragraph 8 of this Part 4, were approved;

(e) the Directors of the Company were authorised to vote at, and count in a quorum of, any meeting on any matter connected with the above schemes notwithstanding that they may be interested in them;

(f) the Directors of the Company were generally and unconditionally authorised, in accordance with section 80 of the Companies Act, to exercise all powers of the Company to allot relevant securities (as defined in section 80(2) of the Companies Act):

   (i) up to an aggregate nominal amount of £225,000,000 representing the allotment of up to 900,000,000 Boots Group Ordinary Shares for the purposes of the Scheme; and

   (ii) up to an additional aggregate nominal amount equal to £70,930,000;

   such authority to expire at the conclusion of the next annual general meeting of the Company save that the Company may at any time before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of any such offer or agreement;

(g) the Directors of the Company were generally empowered, pursuant to section 95 of the Companies Act, to allot equity securities (within the meaning of section 94(2) of the Companies Act) for cash pursuant to the authority referred to in (f)(ii) above as if section 89(1) of the Companies Act did not apply to any such allotment, provided that this power is limited to:

   (i) the allotment of equity securities in connection with an issue in favour of the Holders of Boots Group Ordinary Shares on the register of members at such record date or dates as the Directors may determine for the purpose of any issue where the equity securities respectively attributable to the interests of the Holders of Boots Group Ordinary Shares are proportionate (as nearly as may be) to the respective numbers of Boots Group Ordinary Shares held by them at any such record date or dates so determined provided that the Directors may make such arrangements or exclusions as they consider necessary or expedient in respect of fractional entitlements or legal or practical problems arising in any overseas territory or the requirements of any regulatory body or stock exchange; and

   (ii) the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal amount of £10,640,000;

   such power to expire at the conclusion of the next annual general meeting of the Company save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement;

(h) the Company was generally and unconditionally authorised to make one or more market purchases (within the meaning of section 163(3) of the Companies Act) on the London Stock Exchange of Boots Group Ordinary Shares provided that:

   (i) the maximum number of Boots Group Ordinary Shares authorised to be purchased is 85,100,000;

   (ii) the minimum price which may be paid for a Boots Group Ordinary Share is the nominal value of such share (exclusive of expenses);

   (iii) the maximum price (exclusive of expenses) which may be paid for a Boots Group Ordinary Share is not more than 5 per cent. above the average of the middle market quotations for a Boots Group Ordinary Share as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which the Boots Group Ordinary Share is purchased;

   (iv) unless previously revoked, varied or extended, the authority conferred shall expire at the conclusion of the next annual general meeting of the Company; and

   (v) the Company may make a contract or contracts to purchase Boots Group Ordinary Shares under the authority conferred prior to the expiry of such authority that will or may be executed wholly or partly after the expiry of such authority and may make a purchase of Boots Group Ordinary Shares in pursuance of any such contract or contracts;

(i) the Company was, and, conditional on the Scheme becoming effective, Boots, Boots The Chemists Limited, Boots Opticians Limited, Crookes Healthcare Limited and Boots Healthcare International Limited were each, generally and unconditionally authorised for the purposes of Part XA of the Companies Act to make Donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of the Act), provided that:

(i) the maximum sum which may be Donated to EU political organisations and incurred in respect of EU political expenditure shall not exceed £250,000 (in the case of each of the Company, Boots and BTC) or £10,000 (in the case of each of the other companies referred to above) during the period commencing on the date of the passing of the resolution and ending on the date of the next annual general meeting of the Company; and

(ii) the authority shall expire at the conclusion of the next annual general meeting of the Company save that, before such expiry, an undertaking or agreement requiring or permitting Donations may be made which would or might fall to be performed wholly or partly after such expiry as if the power conferred had not expired.

3.5 The Company's authorised share capital as at 6 November 2002, the latest practicable date prior to the publication of this document, was £300,000,000 comprising of 1,200,000,000 ordinary shares of 25 pence each. The Company's issued and fully paid share capital as at 6 November 2002, the latest practicable date prior to the publication of this document, was 8 ordinary shares of 25 pence each. Immediately following Admission, assuming the Scheme becomes effective, it is expected that the Company's issued share capital will be approximately 851,274,824 Boots Group Ordinary Shares. This is based on the assumption that the number of Boots Ordinary Shares in issue at the Scheme Record Time is not expected to exceed 851,274,824 shares, being the aggregate of 851,209,824 Boots Ordinary Shares in issue on 6 November 2002 (the latest practicable date before the publication of this document), together with Boots estimate of the maximum number of Boots Ordinary Shares that may be required to be issued on or before the Scheme Record Time in connection with the exercise of options under the Boots Share Schemes. The 8 Boots Group Ordinary Shares outstanding at the date of this document are expected to be listed together with the Boots Group Ordinary Shares issued pursuant to the Scheme.

3.6 Save as disclosed in paragraphs 3.1, 3.2 and 3.4 above and in paragraph 8 below, since the date of its incorporation, no share or loan capital of the Company has been issued or agreed to be issued, or is now proposed to be issued, for cash or any other consideration and no commissions, discounts, brokerages or other special terms have been granted by the Company in connection with the issue or sale of any such capital. At the date of this document the Company has no subsidiaries and, accordingly, there has been no material issue of share or loan capital by any subsidiary undertaking of the Company for cash or other consideration.

3.7 Save in respect of the Boots Group Share Schemes (see paragraph 8 below), it has not been agreed that any authorised share or loan capital of the Company will, following Admission, be subject to any option.

3.8 The provisions of section 89(1) of the Companies Act (which, to the extent not disapplied pursuant to section 95 of the Companies Act, confer on shareholders rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash) will apply to the authorised but unissued share capital of the Company on Admission, except to the extent disapplied by the resolution referred to in paragraph 3.4(g) above.

3.9 The Boots Group Ordinary Shares will, when issued, be in registered form and will be capable of being held in uncertificated form. No temporary documents of title have been or will be issued in respect of the Boots Group Ordinary Shares.

3.10 No Boots Group Ordinary Shares have been marketed to, nor are available for purchase in whole or part by, the public in the United Kingdom or elsewhere in conjunction with the Scheme. This document does not constitute an offer or invitation to any person to subscribe for or purchase any securities in the Company.

4. Summary of the Memorandum and Articles of Association

4.1 Memorandum of Association

The principal objects of the Company are to act as a holding company and to carry on any trade or business whatsoever. The objects of the Company are set out in full in clause 4 of the memorandum of association which is available for inspection at the address specified in paragraph 21 below.

4.2 Articles of Association

The Boots Group Articles, adopted on 31 October 2002 include provisions to the following effect:

(a) Rights Attaching to Boots Group shares

(i) Share Capital

The authorised share capital of the Company is £300,000,000 divided into 1,200,000,000 ordinary shares of 25 pence each.

(ii) Share Rights

Subject to applicable statutes (in this paragraph the "Companies Acts"), any resolution passed by the Company under the Companies Acts and other shareholders' rights, shares may be issued with such rights and restrictions as the Company may by ordinary resolution decide, or (if there is no such resolution or so far as it does not make specific provision) as the Board may decide. Redeemable shares may be issued. Subject to the articles, the Companies Acts and other shareholders' rights, unissued shares are at the disposal of the Board.

(iii) Voting Rights

Subject to any rights or restrictions which may attach to any class of shares, every member present in person at a general meeting has, upon a show of hands, one vote, and every member present in person or by proxy has, upon a poll, one vote for every share held by him. No member shall be entitled to vote at any general meeting or class meeting in respect of any share held by him if any call or other sum then payable by him in respect of that share remains unpaid or if a member has been served with a restriction notice (as defined in the articles) after failure to provide the Company with information concerning interests in those shares required to be provided under the Companies Acts.

(iv) Dividends and other Distributions

The Company may by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the Board. Subject to the Companies Acts, the Board may pay interim dividends, and also any fixed rate dividend, whenever the financial position of the Company, in the opinion of the Board, justifies its payment. If the Board acts in good faith, it is not liable to Holders of shares with preferred or *pari passu* rights for losses arising from the payment of interim or fixed dividends on other shares.

The Board may withhold payment of all or any part of any dividends or other moneys payable in respect of the Company's shares from a person with a 0.25 per cent. interest (as defined in the articles) if such a person has been served with a restriction notice (as defined in the articles) after failure to provide the Company with information concerning interests in those shares required to be provided under the Companies Acts.

Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide, all dividends shall be apportioned and paid pro-rata according to the amounts paid up on the share during any portion of the period in respect of which the dividend is paid. Except as set out above, dividends may be declared or paid in any currency.

The Board may, if authorised by an ordinary resolution of the Company, offer ordinary shareholders, in respect of any dividend, the right to elect to receive ordinary shares by way of scrip dividend instead of cash.

Any dividend unclaimed after a period of 12 years from the date when it was declared or became due for payment shall be forfeited and revert to the Company.

The Company may stop sending cheques or warrants through the post or may cease to employ any other means of payment, including payment by means of a relevant system, for any dividend payable on shares if at least 2 consecutive dividends remain uncashed or have been returned undelivered or that means of payment has failed. The Company may resume sending dividend cheques or warrants or employing that means of payment if the Holder requests such resumption in writing.

On a liquidation, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Companies Acts, divide among the members in kind all or part of the assets of the Company (whether they shall consist of property of the same kind or not).

(v) Variation of Rights

Subject to the Companies Acts, rights attached to any class of shares may be varied with the consent of the Holders of not less than three-fourths in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate general meeting of the Holders of those shares. At every such separate general meeting (except an adjourned meeting) the quorum shall be a person or persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class.

(vi) Form and Transfer of Shares

The shares are in registered form.

Any shares in the Company may be held in uncertificated form and, subject to the articles, title to uncertificated shares may be transferred by means of a relevant system. Provisions of the articles do not apply to any uncertificated shares to the extent that such provisions are inconsistent with the holding of shares in uncertificated form or with the transfer of shares by means of a relevant system.

Subject to the articles, any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the Board may approve. The instrument of transfer must be executed by or on behalf of the transferor and (in the case of a partly-paid share) the transferee.

The transferor of a share is deemed to remain the Holder until the transferee's name is entered in the Share Register.

The Board may, in its absolute discretion and without giving any reason, decline to register any transfer of any share which is not a fully paid share. The Board may also decline to register a transfer of a certificated share unless the instrument of transfer:

(A) is accompanied by the relevant share certificate and such other evidence of the right to transfer as the Board may reasonably require;

(B) is in respect of only one class of share; and

(C) if to joint transferees, is in favour of not more than 4 such transferees.

Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the Uncertificated Securities Regulations (as defined in the articles) and where, in the case of a transfer to joint Holders, the number of joint Holders to whom the uncertificated share is to be transferred exceeds 4.

The Board may decline to register a transfer of any of the Company's certificated shares by a person with a 0.25 per cent. interest (as defined in the articles) if such a person has been served with a restriction notice (as defined in the articles) after failure to provide the Company with information concerning interests in those shares required to be provided under the Companies Acts, unless the transfer is shown to the Board to be pursuant to an arm's length sale (as defined in the articles).

(vii) Alteration of Share Capital

The Company may by ordinary resolution increase, consolidate, consolidate and then divide, or (subject to the Companies Acts) sub-divide its shares or any of them. The Company may, subject to the Companies Acts, by special resolution reduce its share capital, share premium account, capital redemption reserve or any other undistributable reserve.

(b) Directors

(i) Appointment of Directors

Directors may be appointed by the Company by ordinary resolution or by the Board. A Director appointed by the Board holds office only until the next following annual general meeting of the Company and is then eligible for reappointment by shareholders, but is not taken into account in determining the identity or the number of Directors who are to retire by rotation at that meeting.

(ii) Age of Directors

No person is disqualified from being a Director or is required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age, nor is it necessary to give special notice of a resolution appointing or electing such a Director. If the Board convenes any general meeting at which, to the knowledge of the Board, a Director who is 70 or over will be proposed for appointment or re-appointment, it must give notice of his age in the documents convening the meeting.

The office of a Director shall, however, be vacated at any general meeting after he has attained the age of 65, unless, during the 4 months preceding that meeting, he has been requested by the Board to continue in office.

(iii) Retirement of Directors

At every annual general meeting of the Company one-third of the Directors who are subject to retirement shall retire by rotation. The Directors to retire by rotation shall be those who have been longest in office since their last appointment or re-appointment, but those last appointed on the same day shall be determined by lot. In addition, any Director who would not otherwise be required to retire shall retire by rotation at the third annual general meeting after his last appointment or re-appointment.

(iv) Removal of Directors by special resolution

The Company may by special resolution remove any Director before the expiration of his period of office.

(v) Remuneration of Directors

Each of the Directors shall be paid a fee at such rate as may from time to time be determined by the Board, but the aggregate of all such fees so paid to the Directors shall not exceed £500,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the Company. Any Director who is appointed to any executive office shall be entitled to receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board or any committee authorised by the Board may decide, either in addition to or in lieu of his remuneration as a Director. In addition, any Director who goes abroad for any purpose or who performs services which in the opinion of the Board, or any committee authorised by the Board, go beyond the ordinary duties of a Director, may be paid such extra remuneration as the Board or any committee authorised by the Board may determine. Each Director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the Board, or committees of the Board or of the Company or any other meeting which, as a Director, he is entitled to attend, and shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company's business, or in the discharge of his duties as a Director.

(vi) Pensions and gratuities for Directors

The Board or any committee authorised by the Board may exercise the powers of the company to provide benefits either by the payment of gratuities or pensions or by insurance or in any other manner for any Director or former Director or his relations, dependants or persons connected to him, but no benefits (except those provided for by the articles) may be granted to or in respect of a Director or former Director who has not been employed by or held an executive office or place of profit under the Company or any of its subsidiary undertakings or their respective predecessors in business without the approval of an ordinary resolution of the Company.

(vii) Permitted interests of Directors

Subject to the provisions of the Companies Acts, and provided he has declared the nature of his interest to the Board as required by the Companies Acts, a Director is not disqualified by his office from contracting with the Company in any manner, nor is any contract in which he is interested liable to be avoided, and any Director who is so interested is not liable to account to the Company or the members for any benefit realised by the contract by reason of the Director holding that office or of the fiduciary relationship thereby established.

A Director may hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of Director and may be paid such extra remuneration for so doing as the Board may decide, either in addition to or in lieu of any remuneration provided for by other articles. A Director may also be or become a director or other officer of, or otherwise interested in, or contract with any company promoted by the Company or in which the Company may be interested and shall not be liable to account to the Company or the members for any benefit received by him, nor shall any such contract be liable to be avoided.

A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor), and he or his firm shall be entitled to remuneration for such professional services.

(c) Restrictions on Voting

Except as mentioned below, no Director may vote on, or be counted in a quorum in relation to, any resolution of the Board in respect of any contract in which he is, to his knowledge, materially interested and, if he does so, his vote shall not be counted. These prohibitions do not apply to a Director in relation to:

(i) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him for the benefit of the Company or any of its subsidiaries;

(ii) the giving of any guarantee, indemnity or security to a third party in respect of a debt or obligation of the Company or any of its subsidiaries which he has himself guaranteed, indemnified or secured in whole or in part;

(iii) the subscription or purchase by him of shares, debentures or other securities of the Company or of any of the subsidiary undertakings pursuant to any offer or invitation in which the Director is or may be entitled to participate as a Holder of securities;

(iv) the underwriting by him of any shares, debentures or other securities of the Company or any of its subsidiaries;

(v) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the Company;

(vi) any contract concerning any other company (not being a company in which the Director owns one per cent. or more (as defined in the articles)) in which he is interested directly or indirectly;

(vii) any contract concerning the adoption, modification or operation of a pension fund, or retirement, death or disability benefits scheme which relates to both the directors and employees of the Company or any of its subsidiaries, and does not provide in respect of any director, as such any privilege or advantage not accorded to the employees to whom such scheme or fund relates;

(viii) any contract for the benefit of employees of the Company, or any of its subsidiary undertakings, under which he benefits in a similar manner to the employees and which does not accord to any Director as such any privilege or advantage not accorded to the relevant employees; and

(ix) any contract for the purchase or maintenance of insurance for any Director against any liability.

(d) Borrowing Powers

Subject to the Company's memorandum of association, the articles, the Companies Acts and any directions given by the Company by special resolution, the business of the Company will be managed by the Board who may exercise all the powers of the Company, whether relating to the management of the business of the Company or not. In particular, the Board may exercise all the powers of the Company to borrow money and to mortgage or charge any of its undertaking, property, assets (present and future) and uncalled capital, and to issue debentures, debenture stock and other securities and to give security for any debt, liability or obligation of the Company, or of any third party. The Board shall procure the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries, so as to secure that the aggregate principal amount (including any fixed premium payable on final repayment) from time to time outstanding of all borrowings (as defined in the articles) by the Company shall not, without the previous sanction of the Company in general meeting, exceed an amount equal to four thousand million pounds.

5. Directors

5.1 The business address of each of the Directors is 1 Thane Road West, Nottingham NG2 3AA. Their full names and functions within the Group, which functions will match their functions within the New Group, are as set out below.

5.2 Brief histories of the Directors, each of whom was appointed to the Board on 31 October 2002 subject to the Company receiving their written consent to act, are as follows:

John Brian McGrath - Non-Executive Chairman, Age 64

Appointed to the Boots board in December 1997 and chairman of the Boots board since August 2000. Group chief executive of Diageo until his retirement in December 2000. He was group chief executive of Grand Metropolitan before GrandMet and Guinness merged in December 1997 to form Diageo. Previously chairman and chief executive of IDV, GrandMet's spirits and wines business.

Sir Anthony Nigel Russell Rudd - Deputy Chairman, Age 56

Appointed to the Boots board in December 1999. Non-executive chairman of Kidde, Pilkington and Pendragon. He is also a non-executive director of Barclays and of Bridgewell.

Stephen George Russell - Chief Executive, Age 57

Chief Executive of Boots since April 2000. He is also a non-executive director of Barclays. He joined Boots in 1967 and was formerly managing director of Boots The Chemists.

Howard Dodd - Executive Director, Age 43

Chief Financial Officer. He is a chartered accountant and previously worked for Astra Zeneca and ICI before being appointed to the board of Boots in April, 2002.

Barry Clare - Executive Director, Age 49

Strategic marketing and development director. He is also a non-executive director of Standard Chartered. Appointed to the Boots board in 1999. He joined Boots in 1991 to lead the creation and development of the international consumer healthcare business, after gaining strategic marketing experience at Proctor & Gamble and Diversey Corporation.

Andrew Patrick Smith - Executive Director, Age 42

Group human resources director. Joined Boots in 1997 as director of personnel. He was director of personnel for Boots The Chemists from 1999 before being appointed to the board of Boots in April 2001. Previously he worked for Pepsi Cola and Mars Confectionery.

Paul Bateman - Executive Director, Age 49

Group operations director. Joined Boots in 2001 to lead supply chain and business services development. Previously he worked for Procter & Gamble.

Dr John Gordon StClair Buchanan - Non-Executive Director, Age 59

Appointed to the Boots board in December 1997. Group chief financial officer and a managing director of BP. Formerly group treasurer and chief executive of BP Finance and chief operating officer of BP Chemicals. Non-executive director of Astra Zeneca.

Dr Martin Peter Read - Non-Executive Director, Age 52

Appointed to the Boots board in 1999. Managing director and chief executive of Logica, one of the world's leading global IT solutions companies. Before taking over at Logica in 1993, he held a number of senior positions at GEC Marconi. He was appointed a non-executive director of British Airways in 2000 and served as a non-executive director of Asda Group from 1996 to 1999.

Hélène Ploix - Non-Executive Director, Age 58

Appointed to the Boots board in September 2000, Chairman of Pechel Industries. She is also non-executive director of Ferring, Lafarge and Publicis.

Jan Bennink - Non-Executive Director, Age 46

Appointed to the Boots board in 2001. He is also president and chief executive of Numico and was formerly president of Danone's dairy division.

5.3 Details of those companies and partnerships outside the Group (other than the Company) of which the Directors are currently directors or have been directors or partners at any time during the 5 years prior to the date of this document are as follows:

Name	Current Directorships and partnerships	Previous Directorships and partnerships
John McGrath	St Christophers Hospice The Cicely Saunders Foundation Total Language Solutions PLC Astra Zeneca PLC	Cookson Group PLC Diageo PLC Kensington Green Management Limited The Prince of Wales Business Leaders Forum The Scotch Whisky Association Village Pine Limited 32 West St. Management Co. Limited Grand Metropolitan PLC
Sir Nigel Rudd	Barclays PLC Bridgewell Limited Coleman Investments Limited Kidde PLC Pendragon PLC Pilkington PLC Rother House Finance Limited	Chubb Group Limited Derby Pride Limited Mithras Investment Trust PLC North West Broadcasting Company Limited Silburn Limited Williams PLC
Steve Russell	Barclays PLC	Woolwich PLC
Howard Dodd		Theresa McCulloch Limited
Barry Clare	Standard Chartered PLC	
Martin Read	British Airways PLC Logica PLC Southampton Innovations Limited The Hampshire Technology Centre Trust Limited The Portsmouth Housing Association Limited The Southlands Housing Association Limited	Asda Group PLC The Southern Focus Trust
Hélène Ploix	Institute Pasteur Lafarge SA Pechel Industries Publicis Groupe SA Theatre Champs Elysee Transmedia Asia Pacific Inc. UN Pension Fund Investment Committee Ferring Holding Sa	
John Buchanan	BP P.L.C.	Tanker Insurance Company Limited
Jan Bennink	Royal Numico NV	Groupe Danone SA

5.4 At the date of this document the Directors:

(a) have not been directors or partners of any companies (other than companies within the Group or the Company or companies which are subsidiaries of companies disclosed in paragraph 5.3 above) or partnerships at any time in the previous 5 years;

(b) have no unspent convictions relating to indictable offences;

(c) have had no bankruptcies or individual voluntary arrangements;

(d) have not been directors with an executive function of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with creditors generally or any class of creditors of such company;

(e) have not been partners of any partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangements of such partnership;

(f) have not been partners of any partnership at the time of or within 12 months preceding a receivership of any assets of such partnership;

(g) have not had any of their assets subject to any receivership; and

(h) have not received any public criticisms by statutory or regulatory authorities (including designated professional bodies) and have not been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of a company.

5.5 On 6 November 2002, it was announced that Fiona Harrison had resigned from the Boots board; she is therefore not joining the Board of the Company. Ken Piggott is resigning from the Boots board with effect from 1 January 2003, before the Scheme Effective Time, and is therefore not joining the Board of the Company.

6. Directors' and Other Interests

6.1 Prior to the Scheme becoming effective, none of the Directors or other connected persons (within the meaning of section 346 of the Companies Act) will have any interest in Boots Group Ordinary Shares.

6.2 Immediately following the Scheme becoming effective and on Admission, the interests of the Directors and their immediate families (all of which will be beneficial unless otherwise stated) in the issued share capital of Boots Group that: (a) will be required to be notified by each Director pursuant to section 324 or section 328 of the Companies Act; (b) will be required pursuant to section 325 of the Companies Act to be entered into the register referred to therein; or (c) will be interests of a connected person (within the meaning of section 346 of the Companies Act) of a Director which would, if the connected person were a Director, be required to be disclosed under (a) or (b) above and the existence of which will be known to or could with reasonable diligence be ascertained by that Director are expected to be as follows:

Director	Total number of Boots Group Ordinary Shares held	Total number of Boots Group Ordinary Shares in which Director interested
John McGrath	2,933	2,933
Sir Nigel Rudd	2,000	2,000
Steve Russell	67,313	273,713
Howard Dodd	1,000	56,118
Barry Clare	13,395	139,059
Andy Smith	3,678	91,341
Dr. John Buchanan	2,000	2,000
Dr. Martin Read	3,500	3,500
Hélene Ploix	1,619	1,619
Jan Bennink	0	0
Paul Bateman	173	67,584

The Directors will have interests in Boots Group Ordinary Shares as a result of their participation in various Boots Share Schemes. These interests are expected to be as follows:

Director	Scheme	Date of Grant	Option Price (£)	Total number of Boots Group Ordinary Shares in which the Director is interested
Steve Russell	SAYE	1999	6.24	2,704
	Executive Options	2001	6.30	91,269
		2002	6.35	94,488
	AESOP	2001	—	42
		2002	—	39
	Long Term Bonus	2000	—	17,858
Barry Clare	SAYE	1996	4.85	3,216
	Executive Options	2001	6.30	55,555
		2002	6.35	59,055
	AESOP	2001	—	42
		2002	—	39
	Long Term Bonus	2000	—	7,757
Andy Smith	SAYE	1999	6.24	1,552
	Executive Options	2001	6.30	39,682
		2002	6.35	43,307
	AESOP	2001	—	42
		2002	—	39
	Long Term Bonus	2000	—	3,041
Paul Bateman	Executive Options	2001	6.30	26,428
		2002	6.35	40,944
	AESOP	2002	—	39
Howard Dodd	Executive Options	2002	6.35	55,118

The interests of the Directors represent in the case of each Director less than 0.03% of the Company's expected issued share capital on Admission.

The individual Boots Group Share Schemes are described in further detail in paragraph 8 of this Part 4.

6.3 Save as disclosed in paragraph 6.2, upon Admission no Director nor any person connected with a Director will have any interest in any share or loan capital of the Company and there is no person to whom any capital of the Company or any member of the Group is under option or agreed unconditionally to be put under option.

6.4 No Director has or has had any interest in any transactions which are or were unusual in their nature or conditions or are or were significant to the business of the Company or the Group and which were effected by the Company or any member of the Group during the current or immediately preceding financial year, or during an earlier financial year, and which remain in any respect outstanding or unperformed.

6.5 The Company is not aware of any person who, following implementation of the Scheme, directly or indirectly, acting, jointly with others or acting alone, could exercise control over the Company.

6.6 Except in relation to service arrangements, none of the Directors had a beneficial interest in any contract to which any of the Company, Boots or any of its subsidiaries was a party during the financial year.

6.7 There are no outstanding loans or guarantees granted or provided by the Company or any member of the Group to or for the benefit of any of the Directors.

6.8 Based on the interests in Boots of which the Company is aware as at 8 November 2002 (the latest practicable date prior to the publication of this document) and the anticipated issued share capital of the Company upon Admission (referred to in paragraph 3.5 above) and assuming the Scheme becomes effective, so far as the Company is aware, no person other than those listed below are, or will be immediately following the Scheme, directly or indirectly interested in 3 per cent. or more of Boots Group Ordinary Shares.

Shareholders	No. of Boots Group Ordinary Shares	Per cent. of issued share capital
Legal & General Investment Management Limited	27,071,754	3.00
Prudential PLC	35,969,148	3.99
Lazard Freres & Co. LLC	25,539,424	3.00

7. Directors' Service Agreements and Remuneration

The executive Directors' service agreements, the main terms of which are described below, will not be altered as a result of implementation of the Scheme, except to reflect the appointment of those Directors to the Board of the Company and the provision of services to the Company. The non-executive Directors will enter into appointment letters with the Company which will reflect the arrangements currently in place with Boots and the provision of services to the Company. Further details of the remuneration of Directors are set out in note 28 to the combined financial information of Boots included in Part 3(C).

7.1 Chairman

The Chairman will have a letter of appointment relating to his services as chairman, which will be terminable by either party without notice. The Chairman will be entitled to remuneration (including fees) equivalent to his Boots remuneration (including fees), to be reviewed annually. He is entitled to use a car in connection with his role and will be entitled to reimbursement of expenses properly incurred. He is expected to take 6 weeks' holiday annually.

7.2 Executive Directors

The 5 executive Directors, Steve Russell, Howard Dodd, Barry Clare, Andy Smith and Paul Bateman, will each enter into amendments to their existing service agreements with Boots with effect from the Scheme Effective Time whereby they will continue to be employed by Boots but their services will be provided to the Company.

The annual salary payable to the executive Directors and their salary prior to the Scheme is set out in the table below:—

Director	Annual Salary payable prior to Admission £000				Expected Annual Salary payable following Admission £000			
	Salaries and fees	Short term bonuses	Other Benefits	Total	Salaries and fees	Short term bonuses	Other benefits	Total
Steve Russell	600	180	23	803	600	180	23	803
Howard Dodd	350	105	19	474	350	105	19	474
Barry Clare	375	113	27	515	375	113	27	515
Andy Smith	275	83	20	378	275	83	20	378
Paul Bateman	260	78	25	363	260	78	25	363

Short term bonuses are and will be awarded under a short term executive bonus scheme, which is intended to reward executive Directors for achieving operating efficiencies and profitable growth in the relevant year by reference to challenging but achievable forecasts derived at the beginning of each year from strategic plans. During 2001/2 and 2002/3 bonus payments have been linked to achievement of target profit after tax, and in 2002/3 have also been linked to sales growth. Each executive Director's salary will be reviewed annually by Boots Group's remuneration committee.

Executive Directors will continue to receive other benefits, including a company car, sick pay and holidays, which overall provide a reasonably competitive package comparable with that provided by other major companies.

The estimated increase in accrued pension entitlement for the year to 31 March 2003 for each executive Director is set out below:

Director	Estimated increase in accrued pension entitlement (£)
Paul Bateman	14,000
Barry Clare	17,000
Howard Dodd	8,000
Steve Russell	21,000
Andy Smith	9,000

Each service agreement is terminable by Boots on 1 year's written notice or by a Director on 6 months' written notice. All executive Directors' service contracts will terminate when the Director in question reaches the age of 60.

It is recognised that Directors may be invited to become non-executive directors of other companies and that the additional experience and knowledge that this brings will benefit the Company. Accordingly, the policy is to allow executive Directors to accept up to 2 such appointments where no conflict of interest arises, and to retain the fees received.

Save as disclosed in paragraph 7.1 above and this paragraph 7.2, there are no existing or proposed service contracts between any Director and Boots Group or any member of the New Group. In addition, no such contract has been or will be varied as a consequence of the Scheme.

7.3 Non-executive Directors

Each non-executive Director has been appointed by Boots Group. They will have appointment letters with Boots Group effective as from the Scheme Effective Time. Subject to the Companies Act and the Boots Group Articles, the appointment will be for an initial term of 3 years from the AGM of Boots following their appointment as a non-executive director of Boots or, where such period has already expired, 3 years from the date of such expiry, but may be renewed on expiry of that initial term. Each of the non-executive Directors will be entitled to remuneration (including fees) of £32,000 per annum except for the Chairman and Deputy Chairman who will be entitled to £250,000 and £55,000 respectively, and Dr John Buchanan, who will be entitled to £33,500. The non-executive Directors will not participate in any of Boots Group's employee share or annual bonus schemes.

7.4 Remuneration

In the financial year ended 31 March 2002, the total aggregate of the remuneration paid and benefits in kind granted (including salaries, fees, increase in accrued pension entitlements, bonus payments and other benefits in kind) to the Directors by Boots or members of the Group was approximately £2,377,500. It is intended that the whole of any long-term bonuses of the executive Directors will be payable in shares and that executive Directors will participate in share option plans. Executive Directors will be required in accordance with remuneration committee policy to achieve a holding in the Company's shares over time equivalent to their annual basic salary.

The aggregate of the remuneration payable (including benefits in kind) to the Directors by members of the New Group in respect of the year ending 31 March 2003 under the arrangements in force at the date of this document and the arrangements to be implemented as a result of the Scheme is expected to amount to approximately £3,155,500. Save as disclosed in paragraphs 7.1 and 7.2 above, the total remuneration payable to the Directors will not be varied in consequence of the Scheme.

There is no arrangement under which a Director has agreed to waive future emoluments nor have there been any such waivers during the financial year immediately preceding the date of this document.

8. Employee Share Schemes

8.1 The Boots Group All-Employee Share Ownership Plan 2002 (the "**AESOP**")

(i) Constitution

The AESOP is in two parts, the first to be approved by the UK Inland Revenue and the second unapproved. The differences between the two are summarised below. Each part will be constituted by a trust deed. Trustees who are otherwise eligible to do so will be permitted to participate in the AESOP. Save to the extent required by the terms of the trust deeds constituting the AESOP, the AESOP will be administered by the Board.

(ii) Operation of the AESOP

On any occasion on which the Board decides to operate the AESOP, it may do so on one or more of the following bases:

(a) as a Free Plan;

(b) as a Partnership Plan; and

(c) as a Matching Plan.

(iii) Free Plan

Under the Free Plan, the employing companies will provide the trustee with funds to enable it to subscribe for and/or purchase Boots Group Ordinary Shares which will then be allocated to the eligible employees. The maximum individual allocation of Boots Group Ordinary Shares under the Free Plan ("**Free Shares**") in any tax year will be £3,000 in the approved part of the AESOP (or the limit from time to time specified pursuant to the Finance Act 2000) and £5,000 in the unapproved part.

Any allocation of Free Shares must be made on similar terms; however, the allocation can be linked to such individual, team, divisional or corporate performance as the Board may decide. The performance targets set for each unit must be broadly comparable and must not contain any features which have the effect of concentrating the awards on directors or higher-paid employees.

Free Shares must be held by the trustee for such period as the Board may decide being, in the case of the approved part of the AESOP, not less than three years nor more than five years. If a participant ceases to be employed by the New Group before the end of this period, his Free Shares must be withdrawn from the trust.

If the participant ceases to be employed within the minimum three year period (or within such shorter period as the Board may decide) otherwise than in certain specified circumstances such as redundancy or disability, the Board may provide that his Free Shares will be forfeited.

(iv) Partnership Plan

Under the Partnership Plan, an eligible employee may enter into an agreement with the Company to allocate part of his pre-tax salary each year to subscribe for and/or purchase Boots Group Ordinary Shares ("**Partnership Shares**"). The maximum allocation, in the case of the approved part of the AESOP, may not exceed that from time to time permitted by the Finance Act 2000 and, in the case of the unapproved part of the AESOP, may not exceed the lower of 10 per cent. of salary and £8,000. The agreement may either provide for the Partnership Shares to be bought within 30 days of the day on which the deduction is made or for the deductions to be accumulated for a period (not exceeding 12 months) and for the Partnership Shares to be bought within 30 days of the end of that period. A participant may withdraw his Partnership Shares at any time.

(v) Matching Plan

If the Board decides to operate the Partnership Plan in any period, it may also decide to operate the Matching Plan in the same period. Under the Matching Plan, the employing companies will provide the trustee with funds to enable it to subscribe for and/or purchase Boots Group Ordinary Shares (**"Matching Shares"**) which will then be allocated to the eligible employees who have purchased Partnership Shares up to the maximum ratio from time to time permitted by the Finance Act 2000.

Matching Shares must be held by the trustee during such period as the Board may decide being, in the case of the approved part of the AESOP, not less than three years nor longer than five years. If a participant ceases to be employed within the New Group before the end of this period, his Matching Shares must be withdrawn from the trust.

If the participant ceases to be employed within the minimum three year period (or within such shorter period as the Board may decide), other than for a specified reason such as redundancy or disability, or withdraws his Partnership Shares from the trust before the end of that period, the Board may provide that his Matching Shares will be forfeited.

(vi) Eligibility

All UK resident employees of the Company and its participating subsidiaries who have not less than 18 months' continuous service or, for Partnership or Matching Shares where there is an accumulation period, six months' continuous service (or, in each case, such shorter period as the Board may decide) must be eligible to participate in the approved part of the AESOP. Other employees may be eligible to participate in the AESOP at the Board's discretion. Participation in the unapproved part of the AESOP will be at the discretion of the Board which may restrict it to non-UK resident employees and to certain participating companies.

(vii) Subscription price

The subscription price of any Free or Matching Shares issued will be determined by the Board. The subscription price for Partnership Shares will be the market value at the date of subscription or, if there is an accumulation period, the market value at the start of that period if lower.

(viii) Dividends

The Board may provide that any dividends paid on the Free, Partnership or Matching Shares will either be paid to the participants or re-invested in the purchase of additional Boots Group Ordinary Shares to be held in the AESOP for a period of three years.

(ix) Voting rights

The Board may provide that the voting rights attributable to the Boots Group Ordinary Shares of a participant may not be exercised whilst the Boots Group Ordinary Shares are held in the trust. Alternatively, the participant may be allowed to direct the trustees how to exercise those voting rights. The trustees will not, however, exercise the voting rights attributable to the Boots Group Ordinary Shares held in the trust except in accordance with the participant's instructions.

(x) Change of control, reorganisations etc

In the event of a general offer being made to the shareholders or a rights or capitalisation issue, participants will be able to direct the trustee how to act on their behalf.

(xi) Listing

Application will be made for admission to the Official List of Boots Group Ordinary Shares issued under the AESOP and for permission to trade in those Boots Group Ordinary Shares. Shares issued under the AESOP will rank equally in all respects with existing Boots Group Ordinary Shares, except for rights attaching to Boots Group Ordinary Shares by reference to a record date prior to the date of allotment.

(xii) Benefits non-pensionable

Benefits under the AESOP will not form part of a participant's remuneration for pension purposes.

(xiii)Amendments

The Board may make such amendments to the AESOP as are either necessary or desirable to obtain or retain the approval of the UK Inland Revenue of the approved part under the Finance Act 2000 (and to make corresponding changes to the unapproved part) or to take account of changes to that Act or other applicable legislation. The Board may also make such amendments to the AESOP as may be necessary or desirable to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any member of the New Group.

Except as described above, or for amendments designed to ease the administration of the AESOP, no amendment which is to the advantage of employees or participants may be made to those provisions dealing with eligibility, individual or AESOP limits, or the basis upon which employees may participate in the AESOP, without the prior approval of the Company in general meeting.

8.2 The Boots Group SAYE Share Option Plan 2002 (the "**SAYE Plan**")

(i) Administration

The SAYE Plan will be operated and administered by the Board.

(ii) Eligibility

All UK resident employees (including directors) who have three or more years of continuous service with the Company, or any subsidiary nominated to join in the SAYE Plan, will be eligible to participate in any invitation. The Board has the discretion to reduce or eliminate the period of qualifying service and/or to invite other employees of the New Group to participate.

(iii) Options

Options will entitle the holder to acquire Boots Group Ordinary Shares. Options may either be options to subscribe for new Boots Group Ordinary Shares to be issued by the Company or options to purchase existing Boots Group Ordinary Shares from an employee trust. Options will be personal to the participant and may not be transferred. No payment will be required for the grant of an option.

Options may be granted either by the Company or by the trustee of the employee trust. In the latter case, the Company may grant the trustee a corresponding option to subscribe for new Boots Group Ordinary Shares or the trustee may purchase the necessary Boots Group Ordinary Shares in the market.

(iv) Timing

Invitations to participate may normally only be issued in the period beginning 4 weeks before and ending six weeks after the announcement of the results of the Company for any period.

No options will be granted after 19 December 2010.

(v) Exercise price

The exercise price may not be less than an amount equal to 80 per cent. of the average of the middle market prices of a Boots Group Ordinary Share, as derived from the Daily Official List, for such three consecutive dealing days as the Board may select in the thirty day period (or forty day period if applications have to be scaled down) immediately preceding the date of grant.

(vi) Individual limit

Each eligible employee will be given the opportunity to apply for an option, the total exercise price of which does not exceed the monthly contributions and bonus repayable under the Save-As-You-Earn (SAYE) contract to be entered into as a condition of the grant of the option. The aggregate maximum monthly contribution payable by an employee under all SAYE contracts linked to the SAYE Plan may not exceed such sum as may from time to time be permitted by the Income and Corporation Taxes Act 1988 (the "**Taxes Act**") and approved by the Board.

(vii) Exercise of options

Options will normally be exercisable in whole or in part during the period of six months starting on the bonus date. The bonus date is the date on which the bonus under the related SAYE contract is payable. In normal circumstances this will be the third, fifth or seventh anniversary of the starting date of the SAYE contract and will depend upon the election made by the participant at the time of grant.

A participant may also exercise his options within six months of reaching age 60 or his contractual retirement date.

Whenever an option is exercised, it may only be exercised to the extent of the amounts then paid under the related SAYE contract and any interest or bonus payable under the contract.

(viii) Termination of employment

If the participant dies, his personal representatives may exercise his options in the 12 months following his death or, if earlier, the bonus date. If a participant ceases to be employed within the New Group for a permitted reason, the participant may exercise his options in the six months following the termination of his employment. A permitted reason is injury, disability, redundancy, retirement at age 60 or at normal retirement age, the sale outside the New Group of the company or business in which the participant works or, in the case of any option which the participant has held for at least three years, early or late retirement. If a participant ceases to be employed for any other reason, his option will lapse.

For these purposes, a participant will not be treated as ceasing to be employed within the New Group for so long as he remains employed by a company which is an associated company of the Company within the meaning of section 187 of the Taxes Act.

(ix) Change of control, reorganisation etc.

The exercise of options will also be permitted in the event of a change in control, a reorganisation, an amalgamation or a voluntary winding up of the Company. In the event of a change in control of the Company, participants may surrender their options in return for substitute options over shares in the acquiring company.

(x) Listing

Application will be made for admission to the Official List of new Boots Group Ordinary Shares issued under the SAYE Plan and for permission to trade in those Boots Group Ordinary Shares. Shares issued on the exercise of options will rank equally in all respects with existing Boots Group Ordinary Shares except for rights attaching to Boots Group Ordinary Shares by reference to a record date prior to the date of allotment. The Company will at all times keep available sufficient authorised and unissued share capital to satisfy outstanding options to subscribe for Boots Group Ordinary Shares.

(xi) Variation of capital

If there is a variation in the share capital of the Company, the Board may adjust options in such manner as it determines to be appropriate.

(xii) Benefits non-pensionable

Benefits under the SAYE Plan will not form part of a participant's remuneration for pension purposes.

(xiii)Amendments

The Board may make such amendments to the SAYE Plan either as are necessary or desirable to obtain or retain the approval of the UK Inland Revenue under the Taxes Act or to take account of changes to that Act or other applicable legislation. The Board may also make such amendments to the SAYE Plan and to any option as may be necessary or desirable to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any member of the New Group.

Except as described above or for amendments designed to ease the administration of the SAYE Plan, no amendment which is to the advantage of employees or participants may be made to those provisions dealing with eligibility, individual or SAYE Plan limits, the terms of options or the adjustment of options without the prior approval of the Company in general meeting.

8.3 The Boots Group Executive Share Option Plan 2002 (the **"ESOS"**)

(i) Administration

Overall responsibility for the operation and administration of the ESOS will be vested in the remuneration committee of the Board (the **"Committee"**). The Committee will also be responsible for the day-to-day administration of the ESOS insofar as it relates to any director of the Company and the secretary of the Company. The Committee will thus determine the terms of the options granted to such persons and exercise any discretions in relation to such persons. For other participants these functions will be carried out by the Chief Executive. In this paragraph and in paragraph 8.4 below, the term "Appropriate Person" means, as appropriate, either the Committee or the Chief Executive (or the most senior executive director for the time being).

(ii) The sub-plans

The ESOS is divided into a number of sub-plans as follows:

- a share option plan which has been designed to qualify for approval under the Taxes Act;
- a share option plan which is not so designed and which therefore allows options to be granted above the limit required by the Taxes Act;
- a share option plan which has been designed to permit the grant of tax-favoured options in the USA;
- a share option plan which has been designed to permit the grant of tax-favoured options in France; and
- a share appreciation rights plan under which participants are entitled to a cash payment calculated by reference to the value of Boots Group Ordinary Shares. For the purposes of the limits on an individual's participation, such rights will be treated as options.

The Committee may set up further sub-plans.

(iii) Eligibility

Participants in the ESOS will be selected by the Appropriate Person. Participants will be limited to employees and directors of any member of the New Group. Individuals who are directors of any member of the New Group may, however, only participate if they are required to devote substantially the whole of their working time to their duties to the New Group.

(iv) Options

Options will entitle the holder to acquire Boots Group Ordinary Shares. Options may either be options to subscribe for new Boots Group Ordinary Shares to be issued by the Company or options to purchase existing Boots Group Ordinary Shares from an employee trust. Options will be personal to the participant and may not be transferred. No payment will be required for the grant of an option.

Options may be granted either by the Company or by the trustee of the employee trust. In the latter case, the Company may grant the trustee a corresponding option to subscribe for new Boots Group Ordinary Shares or the trustee may purchase the necessary Boots Group Ordinary Shares in the market.

(v) Exercise price

The exercise price may not be less than an amount equal to the average of the market values of a Boots Group Ordinary Share, as determined in accordance with the Taxation of Chargeable Gains Act 1992, for the three dealing days immediately preceding the date of grant or, where options are granted pursuant to an invitation, the date of the invitation.

(vi) Individual limit

The maximum number of Boots Group Ordinary Shares over which an employee may be granted an option on any date, when added to those in respect of which he has been granted options in the same financial year under the ESOS and any similar scheme established by any member of the New Group, will be limited so that the aggregate cost of exercise does not exceed two times his annual salary. In normal circumstances, it is not expected that options will be granted in respect of more than one-half of this limit.

(vii) Limits

Options may not be granted over more than 10,000,000 Boots Group Ordinary Shares under that part of the ESOS which allows for the grant of tax-favoured options to participants in the USA.

No options will be granted after 12 September 2011.

(viii) Performance targets

All options granted to directors of the Company must, and options granted to other participants may, be subject to a performance target the achievement of which will normally be a condition precedent to the right of exercise. The Appropriate Person may set different targets from year to year. The Appropriate Person may also change the performance target from time to time if events happen which make it fair and reasonable to do so but not so as to make the performance target, in the opinion of the Appropriate Person, materially easier or more difficult to satisfy than it was when the option was first granted. A summary of the performance targets for options granted to the executive directors of the Company will be disclosed in the annual report each year.

Except as mentioned below, the performance target will be measured over a period of not less than three years beginning either with the date of grant or with the start of the financial year in which the option is granted.

(ix) Exercise of options

Options will normally be exercisable in whole or in part not earlier than three years and not later than 10 years after grant and only if and to the extent that they have vested (that is, the performance target (if any) has been met).

(x) Termination of employment

If a participant ceases to be employed within the New Group, he will forfeit his option unless he leaves for a permitted reason or unless the Appropriate Person decides otherwise. A permitted reason is:

(a) death, disability, redundancy, early retirement at the request of the Company or normal or late retirement; or

(b) the transfer outside the New Group of the company by which the participant is employed or the business in which he works.

Where any option is not forfeited, it may only be exercised if the performance target (if any) has been or is met. If the performance target has not already been met, it will be measured at the 31 March on which the relevant event happens or the 31 March next following the relevant event. If the option has been held for less than three years, the performance target will be measured over the shorter period. In each of these cases, the option may be exercised in the period of six months commencing, in the case where the performance target has already been met, on the date of the relevant event, and, in the case where the performance target is met on the 31 March next following the relevant event, that 31 March. The Appropriate Person may, except in respect of options granted within two years of termination of employment to persons retiring at normal or anticipated retirement date, extend the period during which the option may be exercised for up to 42 months after the relevant event.

If the participant is transferred or seconded to another company in which the New Group has a shareholding, the Appropriate Person may, however, decide that for these purposes (other than for options granted under the UK Inland Revenue approved part of the ESOS) that company shall be treated as a member of the New Group.

(xi) Change of control, reorganisation etc.

The exercise of options will be permitted in the event of a change in control, a reorganisation, an amalgamation or a voluntary winding up of the Company. Options (other than those granted under the UK Inland Revenue approved part of the ESOS) may not, however, be exercised unless the performance target has been met or the Committee decides otherwise. In the event of a change of control of the Company, participants may surrender their options in return for substitute options over shares in the acquiring company.

(xii) Listing

Application will be made for admission to the Official List of new Boots Group Ordinary Shares issued under the ESOS and for permission to trade in those Boots Group Ordinary Shares. Shares issued on the exercise of options will rank equally in all respects with existing Boots Group Ordinary Shares except for rights attaching to Boots Group Ordinary Shares by reference to a record date prior to the date of allotment.

(xiii) Variation of capital

In the event of a variation in the share capital of the Company or in such other circumstances as the Committee considers appropriate, it may adjust options in such manner as it determines to be appropriate.

(xiv) Benefits non-pensionable

Benefits under the ESOS will not form part of a participant's remuneration for pension purposes.

(xv) Amendments

The Committee may make such amendments to the ESOS either as are necessary or desirable to obtain or retain the approval of the UK Inland Revenue under the Taxes Act, or to take account of changes to that Act or other applicable legislation. The Committee may also make such amendments to the ESOS and to any option as may be necessary or desirable to obtain or maintain favourable tax, exchange control, or regulatory treatment for participants or for any member of the New Group.

Except as described above or for amendments designed to ease the administration of the ESOS or to correct clerical errors, no amendment which is to the advantage of employees or participants may be made to those provisions dealing with eligibility, individual or ESOS limits, the terms of options or the adjustment of options without the prior approval of the Company in general meeting.

8.4 The Boots Group Long-Term Bonus Plan 2002 (the "**LTBS**")

(i) *Eligibility*

Participants in the LTBS will be selected by the Appropriate Person. Participants will be limited to employees (including those who are on temporary secondment or transfer) and directors of any member of the New Group. An employee will not, however, be eligible to participate in a performance period which will end more than 12 months after his normal retirement date.

(ii) *Performance periods*

The LTBS will operate over a three year performance period with a new period starting each year. The decision whether or not to operate the LTBS in respect of any performance period will be made by the Committee.

(iii) *Awards*

Each award (a "**Bonus Award**") will entitle the participant, upon satisfaction of the performance targets, to receive an amount equal to the market value at the end of the performance period of a specified number of Boots Group Ordinary Shares. Bonus Awards will be personal to the participant and may not be transferred. No payment will be required for the grant of a Bonus Award.

(iv) *Timing*

Bonus Awards will normally be granted before or soon after the start of the performance period. Bonus Awards may be granted at other times, however, to new employees or to newly promoted employees. No further Bonus Awards may be granted after 11 August 2009.

(v) *Individual limit*

The maximum value of a Bonus Award at the time of grant may not exceed such number of Boots Group Ordinary Shares as have a market value equal to 125 per cent. (or such lower percentage as the Appropriate Person may decide) of the participant's base salary at the time of grant. For the purposes of this limit, the value of a Boots Group Ordinary Share will be taken as the average of the market values of a Boots Group Ordinary Share, as derived from the Daily Official List, over the three months preceding the start of the performance period or over such other period as the Appropriate Person may decide.

(vi) *Performance targets*

Each Bonus Award will be subject to one or more performance targets. Unless the Appropriate Person decides otherwise, all Bonus Awards will be subject to a performance target which will compare the total shareholder return (share price growth plus re-invested dividends) achieved by the Company over the performance period with that achieved by a comparator group of companies. The current intention is that comparative shareholder return will be the sole criterion as regards executive directors. For participants (other than executive directors) working within particular business units, the current intention is that only part of the Bonus Award will be subject to the total shareholder return target. The remaining part of each Bonus Award will be subject to a performance target set by the Appropriate Person, which measures the performance achieved by the business unit against the plan for that unit.

The total shareholder return target will measure the Company's performance against ten comparator companies. The Bonus Award (or the relevant part of the Bonus Award) will vest in full if the Company is ranked in the first position in that league table. At median position, 24 per cent. of the Bonus Award will vest, and there is a scale of vesting between those positions. No part of the Bonus Award will vest if the Company is ranked below the median position.

The Appropriate Person has the right to alter the performance targets in such circumstances as it considers appropriate. The Appropriate Person has the right to set different performance targets in each performance period.

(vii) Earned amounts

At the end of the performance period, the Appropriate Person will decide how much, if any, of the Bonus Award has been earned having regard to the performance targets. In such circumstances as it considers appropriate, the Appropriate Person may increase or decrease the amount earned notwithstanding the attainment or non-attainment of the performance targets.

Other than in exceptional circumstances, the earned part of the Bonus Award will be paid out as a right to acquire for a nominal consideration Boots Group Ordinary Shares (a **"Share Award"**) with a market value equal to the earned part of the Bonus Award. Share Awards will be personal to the participant and may not be transferred.

(viii)Exercise of Share Awards

Share Awards may be granted either by the Company or by the trustee of an employee trust. All Share Awards will, however, be satisfied by the transfer of Boots Group Ordinary Shares from an employee trust which will acquire the necessary Boots Group Ordinary Shares by buying in the market.

Share Awards may be exercised during such period as the Appropriate Person may specify being not more than 10 years after the date of grant.

(ix) Termination of employment

If a participant ceases to be employed within the New Group before the end of the performance period by reason of death, disability, redundancy, early retirement at the request of the Company, or normal retirement, all of his Bonus Awards will lapse except those attributable to performance periods ending on the 31 March on which the relevant event happens and the next following 31 March. If a participant ceases to be employed with the New Group for any other reason, his Bonus Awards will lapse unless and to the extent that the Appropriate Person decides otherwise.

If a participant ceases to be employed within the New Group, his Share Award will lapse unless he ceases to be employed for a permitted reason or the Appropriate Person decides otherwise, in which case he may exercise his Share Award in the 12 months after the date of cessation or, if later, the date of grant of the Share Award. A permitted reason is:

(a) death, disability, redundancy or normal, early or late retirement; or

(b) the transfer outside the New Group of the company by which the participant is employed or the business in which he works.

(x) Change of control, reorganisation etc.

Special rules apply in the event of a change of control, a reorganisation, an amalgamation, or a winding-up of the Company. Unless and to the extent that the Committee decides otherwise, all Share Awards may be exercised but all Bonus Awards will lapse.

(xi) Variation of capital

If there is a variation in the share capital of the Company, or in such other circumstances as the Committee considers appropriate, the Committee may make such adjustments to Bonus and Share Awards as it determines to be appropriate.

(xii) Benefits non-pensionable

Benefits under the LTBS will not form part of a participant's remuneration for pension purposes.

(xiii)Amendments

The Committee may make such amendments to the LTBS either as are necessary or desirable to take account of changes to applicable legislation. The Committee may also make such amendments to the LTBS and to any award as may be necessary or desirable to obtain or maintain favourable tax, exchange control, or regulatory treatment for participants or for any member of the New Group.

Except as described above and for minor amendments designed to ease the administration of the LTBS, no amendment which is to the advantage of employees or participants may be made to those provisions dealing with eligibility, individual limit, the terms of awards, or the adjustment of awards without the prior approval of the Company in general meeting.

8.5 Additional schemes

In addition to the above, the Board has authority to establish further schemes based on the AESOP, the SAYE Plan, the ESOS and the LTBS modified to take account of local tax, exchange control or securities laws provided that any shares made available under such further schemes are treated as counting against the limits on individual and overall participation in the scheme from which such further schemes derive.

8.6 Limits on the number of Boots Group Ordinary Shares that can be issued under the Boots Group Share Schemes

The employee share schemes of Boots Group are subject to the following limits on the overall number of Boots Group Ordinary Shares which may be subscribed:

(i) on any date, the aggregate nominal amount of new Boots Group Ordinary Shares which may be allocated under any employee share scheme of the New Group may not, when added to the nominal amount of new Boots Group Ordinary Shares allocated in the previous 10 years under all employee share schemes of the New Group, exceed 10 per cent. of the equity share capital of the Company; and

(ii) on any date, the aggregate nominal amount of new Boots Group Ordinary Shares which may be allocated under the ESOS or any other employee share scheme of the New Group established for the benefit of selected employees may not, when added to the nominal amount of new Boots Group Ordinary Shares allocated in the previous 10 years under all such schemes, exceed 5 per cent. of the equity share capital of the Company.

For these purposes:

(i) shares are allocated when rights to acquire or obtain them are granted and otherwise when they are issued;

(ii) rights which lapse, by reason of non-exercise or otherwise, cease to count;

(iii) no account is taken of shares which are acquired by purchase rather than by subscription, except where such shares were first issued to an employee trust for the purpose of satisfying a participant's rights;

(iv) no account is taken of shares which an employee purchases at market value using his own funds;

(v) shares issued by Boots and options granted over such shares under employee schemes established by Boots will count against the above limits; and

(vi) to the extent that the Company buys back any of its shares within 12 months of the issue of shares under the ESOS, then the number of shares bought back will be deducted from the number of shares which would otherwise fall to be counted against the limits in the ESOS.

8.7 Boots Group Employee Trusts

The employee share schemes of the New Group may, as described above, be operated in conjunction with one or more employee trusts. Each such trust will be a general discretionary trust whose beneficiaries will include employees of the New Group and their dependants.

The principal purpose of such a trust will be to encourage and facilitate the holding of Boots Group Ordinary Shares by or for the benefit of employees of the New Group or a member of the New Group. This will be achieved by the trust acquiring Boots Group Ordinary Shares and distributing them in accordance with the employee share schemes of the New Group.

A trust may acquire Boots Group Ordinary Shares by purchase or, subject to the limits mentioned above, by subscription at a price not less than the nominal value of a share. The funds for the acquisition of Boots Group Ordinary Shares may be provided by loans and/or contributions by the Company and other members of the New Group. Alternatively, funds may be obtained from third party sources and guaranteed by the Company and/or other New Group companies.

No Boots Group Ordinary Shares will be acquired by a trust if to do so would cause the trust to control more than 5 per cent. of the Boots Group Ordinary Shares. For this purpose, any Boots Group Ordinary Shares which a trust holds as nominee for another person shall be ignored.

8.8 The Boots Share Option Schemes

Options, which are not transferable, entitle the holders to acquire (by purchase or subscription) Boots Ordinary Shares at a price which, in the case of the executive share option schemes, was equal to the market value of the shares at or about the time of grant and, in the case of the SAYE share option scheme, was equal to 80 per cent. of the market value of the shares at or about the time of grant.

Participants will be offered the opportunity to surrender their options over Boots Ordinary Shares in exchange for options (**"New Options"**) over Boots Group Ordinary Shares on the basis of one Boots Group Ordinary Share for every Boots Ordinary Share under option. Where the existing options are subject to performance targets, the New Options will be granted subject to corresponding performance targets relating to Boots Group instead of Boots. The terms of the New Options, and the exercise price of each option, will be the same as those of the existing options.

Shares allotted on the exercise of options under the schemes will rank equally with other Boots Group Ordinary Shares for the time being in issue except for any rights attaching to shares by reference to a record date before the date of allotment. Application will be made for the shares to be admitted to the Official List and for permission to trade in those shares.

As at 6 November 2002 (the latest practicable date prior to the publication of this document), a total of 9,950,262 Boots Ordinary Shares were subject to options under these schemes (being 3,888,878 in respect of executive share options and 6,061,384 in respect of SAYE options) and a total of 13,055,653 Boots Ordinary Shares were held by the trustee of the QUEST in respect of SAYE options).

8.9 The Boots Company All-Employee Share Ownership Plan 2000

If the Scheme becomes effective, Boots Ordinary Shares held by the trustee of this plan will be replaced by Boots Group Ordinary Shares on the same basis as for other Boots Shareholders. The Boots Group Ordinary Shares will be held in trust on behalf of the participants on the same terms and conditions as the Boots Ordinary Shares to which they relate which are, in all material respects, similar to the terms of the Boots Group All-Employee Share Ownership Plan 2002 summarised in paragraph 8.1 above. The plan will be amended so that eligible employees who have elected to participate by purchasing Boots Ordinary Shares from pre-tax salary will be able to purchase Boots Group Ordinary Shares under the Plan until 6 April 2003.

As at 6 November 2002 (the latest practicable date prior to the publication of this document), a total of 2,644,024 Boots Ordinary Shares were subject to awards under this scheme, and a total of 2,735,227 Boots Ordinary Shares were held by the trustee of this plan.

8.10The Boots Long-Term Bonus Schemes

Bonus awards outstanding under these schemes will continue following the Scheme but will be adjusted, where appropriate, so that they relate to Boots Group Ordinary Shares rather than Boots Ordinary Shares. Similarly, if necessary, adjustments will be made to the performance targets applicable to the outstanding awards.

Participants who hold share awards under these schemes will be offered the choice of exchanging them for corresponding share awards on the same basis as participants in the Boots Share Option Schemes. New awards will be held subject to the same terms and conditions as the existing awards.

As at 6 November 2002 (the latest practicable date prior to the publication of this document), a total of 420,785 Boots Ordinary Shares were subject to outstanding share awards under these schemes, and a total of 1,481,391 Boots Ordinary Shares were held by the trustee of this plan.

9. Pensions

Boots and its UK subsidiaries operate pension schemes under which contributions by employees and by the companies are separately held in trust funds. The principal UK pension scheme is the Boots pension scheme. Actuarial valuations of the schemes are conducted at 3 year intervals and include a review of contributions. In common with other companies, additional defined benefit pension arrangements exist for certain senior executives in the UK.

10. Subsidiaries and Associated Undertakings

Once the Scheme becomes effective Boots Group will be the holding company of the New Group. The following table shows the principal subsidiaries of Boots Group (once the Scheme becomes effective), being those that are considered likely to have a significant effect on the assessment of Boots Group's assets and liabilities, financial position or profits and losses. Each of these companies will at that time be wholly-owned by a member of the New Group and its issued share capital will be fully paid.

Company	Country of Incorporation	Per cent. Owned/Controlled	Principal Activity
The Boots Company PLC........	UK[1]	100.00 per cent.	Manufacturing, marketing and distribution of healthcare and consumer products
Boots Properties PLC	UK[1]	100.00 per cent.	Property holding company
Boots The Chemists Limited ..	UK[1]	100.00 per cent.	Retail chemists
Boots Holdings (BHI) Limited.	UK[2]	100.00 per cent.	Holding company

[1] The registered address of each of these companies is Nottingham NG2 3AA.
[2] The registered address of this company is 1 Thane Road West, Nottingham NG2 3AA.

11. Significant Changes

There has been no significant change in the financial or trading position of the Group since 30 September 2002, the date to which the latest interim financial statements of the Group have been made up.

Since 31 October 2002, being the date to which the accountants' report has been prepared, the Company has not traded, nor has there been any significant change in its financial or trading position.

12. Principal Investments

The principal investment made by Boots in the last 3 financial years and during the current financial year that are relevant to the New Group is the acquisition of the "Clearasil" brand and business by certain of Boots non-UK subsidiaries as described in paragraph 16.2 of this Part 4. Clearasil is an international brand with presence in the US, the UK, Japan and Europe.

13. Principal Establishments

The Group has, and the New Group will have, freehold, leasehold and other legal and/or beneficial interests in sites in the UK. Its properties consist primarily of retail outlets, together with a head office and factories, warehouses and distribution centres.

The following are the principal establishments occupied by the Group.

Location	Tenure	Principal Use	Approximate area
1 Thane Road West, Nottingham NG2 3AA	Freehold	Head Office, Factories and Warehouses	300 acres

14. UK Taxation

The following comments are intended as a general guide only and are based on current UK law and Inland Revenue practice as at the date of this document, both of which are subject to change at any time, possibly with retrospective effect. They are intended to apply only to Boots Group Shareholders who are resident or, in the case of individuals, ordinarily resident in the UK for UK tax purposes at all relevant times (except insofar as express reference is made to the treatment of non-UK residents) who are the absolute beneficial owners of their Boots Group Ordinary Shares and who hold their Boots Group Ordinary Shares as an investment. These comments do not deal with certain types of shareholder, such as persons holding or acquiring shares in the course of a trade, collective investment schemes and insurance companies. If you are in any doubt about your tax position or if you may be subject to tax in a jurisdiction other than the UK, you should consult your professional adviser without delay.

14.1 Tax on Chargeable Gains

For the purposes of UK taxation of chargeable gains, a disposal of Boots Group Ordinary Shares by a Boots Group Shareholder resident (or, in the case of an individual, ordinarily resident) for tax purposes in the UK or a Boots Group Shareholder who is not resident in the UK for tax purposes but who carries on a trade, profession or vocation in the UK through a branch or agency and has used, held or acquired the Boots Group Ordinary Shares for the purposes of such trade, profession or vocation or such branch or agency may, depending on the Boots Group Shareholder's circumstances, give rise to a chargeable gain or an allowable loss.

14.2 Taxation of Dividends

(a) Withholding tax

Boots Group is not currently required to withhold at source any amount in respect of tax from any dividend paid.

(b) UK Residents

An individual Boots Group Shareholder who is resident in the UK for UK tax purposes and who receives a dividend from Boots Group will be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the total of the dividend and the related tax credit (the "gross dividend"), which will be regarded as the top slice of the individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax, in which case the individual will, to that extent, pay tax on the gross dividend calculated as 32.5 per cent. of the gross dividend less the related tax credit. So, for example, a dividend of £80 will carry a tax credit of £8.89 and the income tax payable on the dividend by an individual liable to income tax at the higher rate would be 32.5 per cent. of £88.89, namely £28.89, less the tax credit of £8.89, leaving a net tax charge of £20.

There will be no payment of the tax credit or any part of it to an individual whose liability to income tax on the dividend and the related tax credit is less than the tax credit, in general, except where the individual holds the relevant Boots Group Ordinary Shares in a personal equity plan or individual savings account and the dividend is paid on or before 5 April 2004.

UK resident Boots Group Shareholders who are not liable to UK tax on dividends, including pension funds and charities, will not be entitled to claim any payment of the tax credit in respect of dividends paid by Boots Group, although charities may be entitled to a payment by the Inland Revenue of a specified proportion of any dividend paid by Boots Group to the charities on or before 5 April 2004, that proportion declining on a year-by-year basis.

Subject to certain exceptions for some insurance companies with overseas business, a corporate Boots Group Shareholder that is resident for tax purposes in the UK and that receives a dividend paid by Boots Group will not be subject to corporation tax on the receipt of the dividend, but will not be entitled to the payment of any tax credit with respect to the dividend.

(c) Non-UK Residents

Whether a Boots Group Shareholder who is resident for tax purposes in a country other than the UK is entitled to a tax credit in respect of dividends received from Boots Group and to claim payment of any part of that tax credit will depend, in general, on the provisions of any double taxation convention or agreement which may exist between that Boots Group Shareholder's country of residence and the UK. However, where a Boots Group Shareholder is entitled to claim payment of any part of a tax credit, the amount payable will generally be less than one per cent. of the dividend to which it relates. A non-UK resident Boots Group Shareholder may be subject to foreign taxation on dividend income in that Boots Group Shareholder's country of residence.

14.3Stamp Duty and Stamp Duty Reserve Tax ("**SDRT**")

No liability to stamp duty or SDRT will generally arise on the allotment and issue of Boots Group Ordinary Shares by Boots Group.

The conveyance or transfer on sale of Boots Group Ordinary Shares will usually be subject to ad valorem stamp duty, normally at the rate of 0.5 per cent. (rounded up, if necessary, to the nearest multiple of £5) of the amount or value of the consideration payable. Stamp duty is normally paid by the purchaser. A charge to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration paid for the Boots Group Ordinary Shares will arise in relation to an unconditional agreement to transfer Boots Group Ordinary Shares. However, if within 6 years of the date of the agreement (or, if the agreement was conditional, the date on which the agreement became unconditional) an instrument of transfer is executed pursuant to the agreement and is duly stamped, the stamping of the instrument will normally cancel or give rise to a repayment in respect of any SDRT paid. SDRT is normally the liability of the purchaser.

There will be no stamp duty or SDRT on a transfer of Boots Group Ordinary Shares into CREST where such a transfer is made for no consideration. A transfer of Boots Group Ordinary Shares effected on a paperless basis through CREST will generally be subject to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within the system.

Where Boots Group Ordinary Shares are issued or transferred to issuers of depository receipts or providers of clearance services (or their nominees or agents), stamp duty or SDRT, as appropriate, may be payable (in the case of stamp duty) at the rate of 1.5 per cent. (rounded up, if necessary, to the nearest multiple of £5) of the amount or value of the consideration provided or (in the case of SDRT) at the rate of 1.5 per cent. of the amount or value of the consideration payable (if in money or money's worth) or the value of the Boots Group Ordinary Shares. Where such stamp duty or SDRT (as appropriate) is payable, such amounts may be charged by the depository or clearance service to the Boots Group Shareholder to whom the Boots Group Ordinary Shares would otherwise have been issued or to whom the Boots Group Ordinary Shares are being transferred. Clearance services may opt, under certain conditions, for the normal rates of SDRT to apply to a transfer of shares into, and to transactions within, the service (in which case the above charge at the higher rate of 1.5 per cent. will not apply to an issue or transfer of shares into the clearance service).

The above statements are intended as a general guide to the current stamp duty and SDRT position. Certain categories of person are not liable to stamp duty or SDRT and others may be liable at a higher rate as mentioned above or may, although not primarily liable for the tax, be required to notify and account for it.

Special rules apply to agreements made by market intermediaries and to certain sale and repurchase and stock borrowing arrangements. Agreements to transfer shares to charities will not give rise to SDRT or stamp duty.

15. Litigation

Knoll Pharmaceutical Co. ("Knoll") is a defendant in a number of consumer class actions in 30 states of the USA, Canada and Puerto Rico. Knoll is the successor to Boots Pharmaceuticals Inc., formerly an indirect subsidiary of Boots, which was sold to the BASF group under agreements made by Boots in March 1995. Boots had been named as a defendant in some of these actions, which allege that the marketing of the product Synthroid did not comply with consumer protection and business practice laws. A settlement by Knoll of most of the consumer actions and claims of insurers and state attorneys general in the United States and Canada has been substantively approved, although some elements of the litigation are unresolved. Boots asserts that the relevant courts in North America have no jurisdiction over it in these cases and this has been approved by a state court in Illinois. In the light of current information, the Directors believe that Boots has good defences to claims concerning Synthroid including any that might be brought by BASF and, while the outcome of such claims remains uncertain, they believe that it should not have a material adverse impact on the Group or the New Group.

Except as disclosed above, neither the Company nor any member of the Group is involved in any legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) which may have or have had in the 12 months preceding the date of this document a significant effect on the Group's or the New Group's financial position.

16. Material Contracts

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by a member of the Group or the New Group and either:

- have been entered into in the 2 years immediately preceding the date of this document and are material; or
- contain any provision under which any member of the Group has any obligation or entitlement which is material at the date of this document:

16.1 Three agreements, each dated 30 March 1995 (as subsequently amended on 21 March 1997) between Boots as seller and Basfin Corporation, Lupharma GmbH and Knoll AG (each subsidiaries of BASF AG) respectively each as purchasers of the assets and companies comprising the Boots Pharmaceuticals business for an aggregate consideration of £840 million in cash payable on completion (which occurred on 31 March 1995) together with a cash payment at completion of $230 million representing the cash balance held by one of the companies sold, Boots Pharmaceuticals PR Inc. and the discharge of indebtedness owed to Boots by the US part of the business being sold. The consideration paid on completion was subject to a completion net asset adjustment mechanism set out in a further agreement between Boots and BASF PLC dated 30 March 1995 (as subsequently amended on 6 June 1995, 28 July 1995 and 21 March 1997). This completion net asset adjustment resulted in a subsequent payment of US$118,442,500 (or £73 million at the then prevailing rate of exchange) being made by BASF PLC, on behalf of the purchasers to Boots. These agreements, together with a number of related subsidiary deeds entered into between Boots and the relevant purchaser on completion, contained certain warranties, indemnities and covenants from Boots in favour of the relevant purchaser. The time limit for making claims under these warranties was extended by mutual agreement between the relevant parties in 1997 until 60 days after the Relevant Date (as defined in the amending agreements effecting such extension) in connection with the litigation referred to at paragraph 15 above; the original time limit for making claims under certain other indemnities has not yet expired and certain other indemnities were given without a time limit on making claims. Various ancillary agreements entered into on completion have now expired.

16.2 An asset sale and purchase agreement dated 16 October 2001 as amended and restated by an asset sale and purchase agreement dated 6 December 2001 (together the "Clearasil Agreements") each made between The Procter & Gamble Company and various P&G Affiliates (as defined in the Clearasil Agreements) as sellers and 2 subsidiaries of The Boots Company PLC, Boots Healthcare USA, Inc ("BH USA") and Hermal Kurt Hermann GmbH &

Co ("Hermal") as buyers, pursuant to which BH USA and Hermal acquired the "Clearasil" brand and business (including goodwill, books and records including customer lists, trade marks and formulations) together with licences of certain patents and know-how associated with such brand from Procter & Gamble for a total consideration of US$340m payable in cash on completion which took place on 6 December 2001.

16.3 An agreement dated 25 July 2002 (as amended and restated by an agreement dated 29 August 2002) each made between Boots (1) Halfords Limited ("Halfords") (2) Pinco 1789 Limited (3) and Pinco 1787 Limited (4) (together the "Agreements") pursuant to which Pinco 1789 Limited (a company formed for the purpose of the acquisition by Halfords' management and CVC Capital Partners Limited) acquired and Boots sold the entire issued share capital of Halfords on 30 August 2002 for an initial consideration of £410m, which could rise to £427m depending on achievement by Halfords of certain sales targets in respect of the financial year ended 30 March 2003 and is subject to adjustment to take account of the net asset position of Halfords at completion. The Agreements contain warranties and indemnities given by Boots considered normal for a transaction of this nature.

16.4 The following agreements with between Boots and IBM United Kingdom Limited ("IBM") each dated 30 September 2002 involving expected expenditure over 10 years of up to £710 million:

a) a Business Transfer Agreement under which Boots agreed to transfer its undertaking relating to the internal provision of IT infrastructure to IBM and the employment of 404 employees was transferred to IBM;

b) a Services Agreement under which Boots agreed to purchase certain IT infrastructure and related services (the "Services") from IBM for a term of 10 years.

Boots also entered into a separate Boots Operating Lease on 30 September 2002 with IBM United Kingdom Financial Services Limited, under which Boots sold certain of its existing equipment used for delivery of the Services for the sum of £49,300,000, and IBM United Kingdom Financial Services Limited agreed to lease the same back to Boots for a period of 7 years commencing on 6 November 2002.

16.5 The sponsor's agreement dated 18 November 2002 and entered into between Boots, Boots Group and Deutsche Bank which sets out the terms on which Boots Group has appointed Deutsche Bank as its sponsor for the purposes of Admission. This sponsor's agreement provides for the payment of certain costs of Deutsche Bank but otherwise no fee is payable to Deutsche Bank under the agreement. The agreement contains representations given by Boots and Boots Group as to the accuracy of this document and certain other public documents and otherwise in relation to the Group and the Boots business and an indemnity from Boots and Boots Group in favour of Deutsche Bank and related persons in relation to Deutsche Bank's appointment as sponsor, which indemnity will not apply in the case of fraud, wilful misconduct or negligence. The agreement is terminable if the warranties are untrue when deemed repeated or in certain other limited circumstances.

Save as disclosed above, no member of the Group nor any member of the New Group has entered into any contract (other than in the ordinary course of business) which is or may be material during the last 2 years or has entered into any contract (other than in the ordinary course of business) at any time which contains an obligation or entitlement which is material to the Group or the New Group at the date of this document.

17. Working Capital

In the opinion of the Company, taking account of the bank facilities available to the New Group, the working capital available to the New Group is sufficient for the New Group's present requirements, that is for at least the next 12 months following the date of this document.

18. Consents

KPMG Audit Plc has given and has not withdrawn its written consent to the inclusion in this document of its Accountants' Report in the form and context in which it appears and has

authorised the contents of that Report for the purposes of Regulation 6(1)(e) of The Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

19. Miscellaneous

The expenses relating to the issue of the Boots Group Ordinary Shares, including the UKLA listing fee, professional fees and expenses and the costs of printing and distribution of documents are estimated to amount to £1.4 million (excluding amounts in respect of VAT).

20. Auditors and Financial Information

20.1 The Company was incorporated on 31 May 2002. KPMG Audit Plc, Chartered Accountants and Registered Auditor, of 8 Salisbury Square, London, EC4Y 8BB was appointed as the Company's auditor on 10 June 2002. KPMG Audit Plc was appointed as the auditor of Boots on 25 July 1996.

20.2 The financial information contained in this document does not comprise the statutory accounts of any company, within the meaning of section 240 of the Companies Act. The statutory consolidated accounts of Boots for the 3 financial years ended 31 March 2000, 2001 and 2002 have been delivered to the Registrar of Companies in England and Wales pursuant to section 242 of the Companies Act. The auditors, KPMG Audit Plc, have reported on each of those accounts. Their reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act.

21. Documents Available for Inspection

Copies of the following documents are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of publication of this document until the Scheme becomes effective or lapses at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY:

- these listing particulars;
- the Company's Memorandum and Articles of Association;
- audited consolidated financial statements for Boots for the 3 years ended 31 March 2002 and the unaudited consolidated interim financial statement for the 6 months to 30 September 2002;
- Directors' service agreements as referred to in paragraph 7 of this Part 4;
- the material contracts referred to in paragraph 16 of this Part 4;
- the rules, or draft rules, of the employee share schemes referred to in paragraph 8 of this Part 4;
- the consent letter referred to in paragraph 18 of this Part 4; and
- the Accountants' Report from KPMG Audit Plc set out in Part 3 (A) of this document.

Dated 19 November 2002

DEFINITIONS

The following definitions shall apply to the words and phrases used in this document except where the context requires otherwise:

"Accountants' Report"	the report prepared by KPMG Audit Plc in relation to Boots Group and set out in Part 3(A) of this document;
"Admission and Disclosure Standards"	the requirements contained in the publication "Admission and Disclosure Standards" dated April 2002 containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities;
"Admission", "Introduction" or "Listing"	admission of the Boots Group Ordinary Shares to (i) the Official List and (ii) trading on the London Stock Exchange's market for listed securities in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards;
"BHI" or "Boots Healthcare International"	Boots Healthcare International, the international consumer healthcare business of Boots;
"Board" or "Directors"	the directors of Boots Group from time to time, whose names at the date of this document are set out on page 4 of this document;
"BOL"	Boots Opticians Limited, the chain of opticians' stores forming part of Boots Retail's wellbeing services offer;
"Boots"	The Boots Company PLC, incorporated and registered in England and Wales with registered number 00027657 or the business of the Group as the context requires;
"Boots Articles"	the articles of association of Boots;
"Boots Bonds"	the £300,000,000 5.5 per cent. bonds due 2009 issued by Boots;
"Boots Group" or "Company"	Boots Group PLC, incorporated and registered in England and Wales under the Companies Act with registered number 04452715, the parent company of Boots and its subsidiary undertakings following the Scheme Effective Time;
"Boots Group Articles"	the articles of association of Boots Group;
"Boots Group Ordinary Shares"	means ordinary shares of Boots Group with a nominal value of 25p each;
"Boots Group Share Schemes"	the Boots Group All-Employee Share Ownership Plan 2002, the Boots Group SAYE Share Option Plan 2002, the Boots Group Executive Share Option Plan 2002 and the Boots Group Long-Term Bonus Plan 2002;
"Boots Group Shareholder(s)"	Holder(s) of Boots Group Ordinary Shares;
"Boots Long-Term Bonus Schemes"	the Boots Long-Term Bonus Scheme and the Boots Long-Term Bonus Scheme 1999;
"Boots Ordinary Shares"	ordinary shares of Boots with a nominal value of 25p each;

"Boots Retail"	the retail and services business of Boots including BTC and Wellbeing Services;
"Boots Share Option Schemes"	the Boots 1990 SAYE Share Option Scheme, the Boots 1990 Executive Share Option Scheme and the Boots Executive Share Option Plan 2001;
"Boots Share Schemes"	the Boots Long-Term Bonus Schemes, the Boots Share Option Schemes and the Boots Company All-Employee Share Ownership Plan 2000;
"Boots Shareholders"	Holders of Boots Ordinary Shares;
"BRI" or "Boots Retail International"	Boots Retail International, the international retail business of Boots;
"BTC"	Boots The Chemists, Boots retail health and beauty business;
"Business Day"	a day (excluding Saturday or Sunday or public holidays in England and Wales) on which banks generally are open for business in the City of London for the transaction of normal banking business;
"certificated" or "in certificated form"	recorded on the relevant register as being held in certificated form and title to which may be transferred by means of a stock transfer form;
"Circular"	the circular sent to Boots Shareholders dated 19 November 2002 which contains, inter alia, details of the Scheme and comprises an explanatory statement in connection therewith under Section 426 of the Companies Act;
"Companies Act"	the Companies Act 1985, as amended;
"Company"	see "Boots Group";
"Computershare"	Computershare Investor Services PLC, P.O. Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH, the Company's and Boots Registrar;
"Court"	the High Court of Justice in England and Wales;
"Court Hearing"	the hearing of the petition to sanction the Scheme;
"Court Meeting"	the meeting of Boots Shareholders convened by order of the Court for 19 December 2002 and any adjournment of that meeting;
"CREST"	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Regulations;
"CRESTCo"	CRESTCo Limited, the operator of CREST;
"Daily Official List"	the Stock Exchange Daily Official List published by the London Stock Exchange;
"Deutsche Bank"	Deutsche Bank AG, London;
"EGM"	the Extraordinary General Meeting of Boots convened for 19 December 2002 in connection with the Scheme and any adjournment of that meeting;

"Group"	The Boots Company PLC and its subsidiary undertakings from time to time, prior to the Scheme Effective Time;
"Halfords"	Halfords Limited or the business of Halfords Limited as the context requires;
"Holder"	a registered holder and includes any person(s) entitled by transmission;
"Listing Rules"	the rules and regulations made by the UKLA pursuant to section 74 of the Financial Services and Markets Act 2000 as amended from time to time;
"London Stock Exchange"	London Stock Exchange PLC or any recognised investment exchange for the purposes of the Financial Services and Markets Act 2000 which may take over the function of the London Stock Exchange PLC;
"New Group"	Boots Group PLC and its subsidiary undertakings from time to time, after the Scheme Effective Time;
"Official List"	the Official List of the UKLA;
"Regulations"	the Uncertificated Securities Regulations 2001;
"Scheme Effective Time"	the time and date on which the Scheme becomes effective, expected to be 8.00 a.m. on 20 January 2003;
"Scheme Record Time"	6.30 p.m. on the Business Day immediately preceding the date upon which the Scheme becomes effective;
"Scheme" or "Scheme of Arrangement"	the scheme of arrangement under section 425 of the Companies Act between Boots and Boots Shareholders, as set out in the Circular including any modification, addition or condition thereto approved or imposed by the Court;
"SEC"	US Securities and Exchange Commission;
"Share Register"	the register of members of the relevant company;
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"UKLA" or "UK Listing Authority"	the Financial Services Authority acting in its capacity as the UK Listing Authority;
"uncertificated" or "in uncertificated form"	recorded on the relevant register as in uncertificated form, being held in uncertificated form in CREST and title to which may be transferred by virture of the Regulations by means of CREST;
"US Exchange Act"	the US Securities Exchange Act of 1934, as amended;
"US Securities Act"	the US Securities Act of 1933, as amended; and
"US", "USA" or "United States"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

EXHIBIT 120



CHFP029

Please do not write in this margin

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4452715

* insert full name of company

Name of company

* BOOTS GROUP PLC

gives notice that:

On 31 October 2002:

Each of the 49,998 authorised but unissued ordinary shares of £1, and the two issued ordinary shares of £1 was subdivided into 4 ordinary shares of 25p each.

Each of the 50,000 authorised but unissued redeemable preference shares of £1was redesignated as an ordinary share of £1, and each resulting ordinary share of £1 was subdivided into 4 ordinary shares of 25p

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Director Date 31.10.02

Presentor's name address and reference (if any) :

S Fennell
Company Secretary's dept
The Boots Company PLC
Nottingham NG2 3AA

For official Use
Mortgage Section

Post Room

EXHIBIT 121



CHFP029

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number

4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

gives notice that:

On 21 June 2002, 49,998 cumulative redeemable preference shares of £1 each were redeemed.

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Director Date 31.10.02

Presentor's name address and reference (if any) :

S Fennell, Company Secretary's Office, The Boots Company PLC
NOTTINGHAM NG2 3AA

For official Use
Mortgage Section

Post Room

EXHIBIT 122

No: 04452715

THE COMPANIES ACT 1985 (AS AMENDED)

Company limited by shares

RESOLUTIONS

of

BOOTS GROUP PLC

At an Extraordinary General Meeting (the "EGM") of Boots Group PLC (the "Company") duly convened and held on 31 October 2002 the following resolutions were passed as special resolutions:

SPECIAL RESOLUTIONS

1. THAT:

(A) each of the 49,998 authorised but unissued ordinary shares of £1 each in the capital of the Company and the two issued ordinary shares of £1 each in the capital of the Company, be and is hereby sub-divided into 4 ordinary shares of 25 pence each;

(B) each of the 50,000 authorised but unissued redeemable preference shares of £1 each in the capital of the Company be and is hereby redesignated as an ordinary share of £1 each and each such ordinary share be and is hereby sub-divided into 4 ordinary shares of 25 pence each;

(C) the authorised share capital of the Company be and is hereby increased from £100,000 to £300,000,000 by the creation of a further 1,199,600,000 ordinary shares of 25 pence each;

(D) the Directors form time to time of the Company ("Directors") be and they are hereby generally and unconditionally authorised to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985 (the "Act")):

(i) up to an aggregate nominal amount of £225,000,000, representing the allotment of up to 900,000,000 ordinary shares of 25 pence each as consideration for the transfer to the Company of the entire issued share capital of The Boots Company PLC pursuant to the proposed scheme of arrangement of that company under section 425 of the Act (the "Scheme");

(ii) up to an additional aggregate nominal amount equal to £70,930,000;

such authority to expire at the conclusion of the next Annual General Meeting of the Company to be held after the passing of this resolution save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired and that this authority is in substitution for any and all authorities previously conferred upon the Directors for the purposes of Section 80 of the Act to the extent unused;

(E) the Directors be and they are hereby empowered pursuant to Section 95 of the Act to allot equity securities (as defined in Section 94(2) of the Act) for cash pursuant to the authority conferred by paragraph (D) (ii) of this resolution as if Section 89(1) of the Act did not apply to such allotment, PROVIDED THAT this power shall be limited to:

(i) the allotment of equity securities for cash in connection with or pursuant to a rights issue or any other offer in favour of the holders of equity securities and other persons entitled to participate therein in proportion (as nearly as may be practicable) to the respective numbers of equity securities then held by them (or, as appropriate, the number of such securities which such other persons are for those purposes deemed to hold), but subject to such exclusions or other arrangements as the Directors may consider necessary, expedient or appropriate to deal with any fractional entitlements or legal or practical difficulties which may arise under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory or otherwise; and

(ii) the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal value of £10,640,000,

and shall expire at the conclusion of the next Annual General Meeting of the Company save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired and that this authority is in substitution for any and all authorities previously conferred upon the Directors for the purposes of Section 95 of the Act to the extent unused;

2. THAT the new Articles of Association of the Company produced to the EGM and initialled by the Chairman for the purposes of identification only, be and are hereby adopted in substitution for and to the exclusion of the existing Articles of Association of the Company.

3. THAT:

(A) The Boots Group All-Employee Share Ownership Plan 2000, The Boots Group SAYE Share Option Plan 2002, The Boots Group Executive Share Option Plan 2002 and The Boots Group Long Term Bonus Plan 2002 (the "Plans") and one or more employee trusts, a summary of each of which is set out in Part 4 of the draft Listing Particulars of the Company produced to the EGM and initialled by the Chairman for the purposes of identification only, be and are hereby approved and that the Directors be and they are hereby authorised to do all acts and things necessary to establish and carry them into effect;

(B) the Directors be and they are hereby authorised to establish a further scheme or schemes containing such provisions as the Directors may decide subject to the following:

(i) such schemes must operate within the limits on the number of new ordinary shares which may be made available from time to time under the Plans;

(ii) such schemes must, except to the extent necessary or desirable to take account of overseas tax, securities and exchange control laws, contain limitations so as to ensure, so far as the Directors consider practicable, that the participants in such schemes obtain no greater benefit than employees participating in the Plans; and

(iii) once established, the provisions of such schemes may not be amended without the prior approval of the Company in general meeting, if such approval would be required to amend the comparable provisions in the Plans; and

(C) the Directors be and they are hereby authorised to vote and be counted in the quorum on any matter connected with the schemes referred to in this resolution (except that no Director may vote or be counted in the quorum in respect of his own participation) and any prohibition on voting contained in the articles of association of the Company be and is hereby relaxed accordingly.

4. THAT the Company is generally and unconditionally authorised to make one or more market purchases (within the meaning of section 163(3) of the Companies Act 1985) on the London Stock Exchange of ordinary shares provided that:

(A) the maximum number of ordinary shares authorised to be purchased is 85,100,000;

(B) the minimum price which may be paid for ordinary shares is the nominal value per share (exclusive of expenses);

(C) the maximum price (exclusive of expenses) which may be paid for an ordinary share is not more than 5% above the average of the middle market quotations

for an ordinary share as derived from the London Stock Exchange Daily Official List for the 5 business days immediately preceding the day on which the ordinary share is purchased;

(D) unless previously revoked, varied or extended, the authority conferred by this resolution shall expire at the conclusion of the next Annual General Meeting of the Company; and

(E) the Company may make a contract or contracts to purchase ordinary shares under the authority conferred by this resolution prior to the expiry of such authority that will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts.

....

Chairman of the meeting

EXHIBIT 123



CHFP029

COMPANIES FORM No. 123

Notice of increase in nominal capital



Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company Number: 4452715

Name of company

* insert full name of company

* Boots Group PLC

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 31 October 2002 the nominal capital of the company has been increased by £299,900,000.00 beyond the registered capital of £100,000.00

† the copy must be printed or in some other form approved by the registrar

A copy of the resolution authorising the increase is attached. †

The conditions (eg. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows :

The additional shares shall rank pari passu with the existing 400,000 ordinary shares of 25p each of the company.

Please tick here if continued overleaf

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Director Date 31.10.02.

Presentor's name, address and reference (if any):

SONIA FENNELL, THE BOOTS COMPANY PLC, GROUP HEADQUARTERS, NOTTINGHAM, , NG2 3AA

0115-968 7094

For official use
General section | Post room

EXHIBIT 124

Exhibit Number	Description of Exhibit
118.	Form 288a in respect of the appointment of Barry Clare (dated November 20, 2002).
119.	Listing Particulars filed November 25, 2002.
120.	Form 122 regarding sub-division of shares (dated November 27, 2002).
121.	Form 122 regarding redemption of shares (dated November 27, 2002).
122.	Print of special resolutions passed October 31, 2002.
123.	Form 123 regarding notice of increase in nominal capital (dated November 27, 2002).
124.	Articles of Association of The Boots Group PLC (dated December 4, 2002).

ARTICLES OF ASSOCIATION 02 DEC 23 ... 9: ...

of

Boots Group PLC

(Articles adopted on [,2002])

INTERPRETATION

Exclusion of Table A	1.	No regulations set out in any statute, or in any statutory instrument or other subordinate legislation made under any statute, concerning companies shall apply as the regulations or articles of the company.
Definitions	2.	In these articles unless the context otherwise requires:-

"**address**" means the same as in the Companies Act and, in relation to electronic communications may include any number or address used for the purposes of such communication;

"**these articles**" means these articles of association as altered from time to time and the expression "**this article**" shall be construed accordingly;

"**the auditors**" means the auditors from time to time of the company or, in the case of joint auditors, any one of them;

"**the board**" means the board of directors from time to time of the company or the directors present at a meeting of the directors at which a quorum is present;

"**certificated share**" means a share which is not an uncertificated share;

"**clear days**" in relation to the period of a notice means that period excluding the day when the notice is served or deemed to be served and the day for which it is given or on which it is to take effect;

"**the Companies Acts**" means every statute (including any orders, regulations or other subordinate legislation made under it) from time to time in force concerning companies in so far as it applies to the company;

"**electronic communication**" shall have the same meaning in these articles as that which is defined in any act which amends the Companies

Acts to that effect;.

"**the holder**" in relation to any shares means the member whose name is entered in the register as the holder of those shares;

"**the Listing Rules**" means the rules which are made from time to time by the relevant competent body for the purposes of the regulation of the official listing of the company's securities;

"**member**" means a member of the company;

"**the office**" means the registered office of the company;

"**paid up**" means paid up or credited as paid up;

"**participating class**" means a class of shares title to which is permitted by an Operator to be transferred by means of a relevant system;

"**person entitled by transmission**" means a person whose entitlement to a certificated share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law has been noted in the register;

"**the register**" means the register of members of the company;

"**seal**" means any common or official seal that the company may be permitted to have under the Companies Acts;

"**the secretary**" means the secretary, or (if there are joint secretaries) any one of the joint secretaries, of the company and includes an assistant or deputy secretary and any person appointed by the board to perform any of the duties of the secretary;

"**uncertificated share**" means a share of a class which is at the relevant time a participating class title to which is recorded on the register as being held in uncertificated form;

"**the Uncertificated Securities Regulations**" means the Uncertificated Securities Regulations 2001 as amended from time to time and any provisions of or under the Companies Acts which supplement or replace such Regulations;

"**United Kingdom**" means Great Britain and Northern Ireland;

references to a document being **executed** include references to its being executed under hand or under seal or by any other method;

references to **writing** include references to any method of representing or reproducing words in a legible and non-transitory form including by way of electronic communications where specifically provided in a particular article or where permitted by the board in its absolute discretion;

words or expressions to which a particular meaning is given by the Companies Acts in force when these articles or any part of these articles are adopted bear the same meaning in these articles or that part (as the case may be) save that the word "**company**" shall include any body corporate; and

references to a **meeting** shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person.

Headings and **notes** are included only for convenience and shall not affect meaning.

Form of Resolution

3. (A) Subject to the Companies Act where for any purpose an ordinary resolution of the company is required, a special or extraordinary resolution shall also be effective and where for any purpose an extraordinary resolution is required a special resolution shall also be effective.

(B) A resolution in writing or by means of electronic communication signed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effectual as if it had been passed at a general meeting properly convened and held and may consist of several instruments in the like form which may, if the board in its absolute discretion decides, be in writing or by means of electronic communication each executed by or on behalf of one or more of the members.

SHARE CAPITAL

Authorised Share Capital

4. The authorised share capital of the company at the date of adoption of this article is £300,000,000 divided into 1,200,000,000 ordinary shares of 25 pence each.

Rights Attached to Shares

5. Subject to the provisions of the Companies Acts and to any rights conferred on the holders of any other shares, any share may be issued with or have attached to it such rights and restrictions as the company may by ordinary resolution decide or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the board may decide.

Redeemable

6. Subject to the provisions of the Companies Acts and to any rights

Shares		conferred on the holders of any other shares, any share may be issued which is to be redeemed, or is liable to be redeemed at the option of the company or the holder.
Purchase of Own Shares	7.	Subject to the provisions of the Companies Acts and to any rights conferred on the holders of shares, the company may purchase or may enter into a contract under which it will or may purchase all or any of its shares of any class, including any redeemable shares. Neither the company nor the board shall be required to select the shares to be purchased rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares.
Variation of Rights	8.	Subject to the provisions of the Companies Acts, all or any of the rights attached to any class of shares may from time to time (whether or not the company is being wound up) be varied either with the consent of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. All the provisions of these articles as to general meetings of the company shall mutatis mutandis apply to any such separate general meeting, but so that the necessary quorum shall be a person or persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class, that every holder of shares of the class present in person or by proxy shall be entitled on a poll to one vote for every share of the class held by him (subject to any rights or restrictions attached to any class of shares) and that any holder of shares of the class present in person or by proxy may demand a poll and that at any adjourned meeting of the holders one holder present in person or by proxy (whatever the number of shares held by him) shall be a quorum.
Pari Passu Issues	9.	The rights conferred upon the holders of any shares shall not, unless otherwise expressly provided in the rights attaching to those shares, be deemed to be varied by the creation or issue of further shares ranking pari passu with them.
Unissued Shares	10.	Subject to the provisions of the Companies Acts and these articles, the unissued shares of the company (whether forming part of the original or any increased capital) shall be at the disposal of the board which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms as the board may decide.
Payment of Commission	11.	The company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Companies Acts.

Trusts Not Recognised	12.	Except as ordered by a court of competent jurisdiction or as required by law, no person shall be recognised by the company as holding any share upon any trust and the company shall not be bound by or required in any way to recognise (even when having notice of it) any interest in any share other than an absolute right to the whole of the share in the holder.

CERTIFICATES

Right to Share Certificates	13.	Every person (except a stock exchange nominee in respect of which the company is not by law required to complete and have ready for delivery a certificate) whose name is entered in the register as a holder of any certificated shares shall be entitled, without payment, to receive within the time limits prescribed by the Companies Acts (or, if earlier, within any prescribed time limit or within a time specified when the shares were issued) one certificate for all those shares of any one class. In the case of a certificated share held jointly by several persons, the company shall not be bound to issue more than one certificate and delivery of a certificate to one of several joint holders shall be sufficient delivery to all. A member (except such a nominee) who transfers some but not all of the shares comprised in a certificate shall be entitled to a certificate for the balance without charge.
Replacement of Share Certificates	14.	If a share certificate is defaced, worn out, lost or destroyed, it may be replaced without fee but on such terms (if any) as to evidence and indemnity and to payment of any exceptional out-of-pocket expenses of the company in investigating the evidence and preparing the indemnity as the board may decide and, where it is defaced or worn out, after delivery of the old certificate to the company.
Sealing of Share Certificates	15.	Every share certificate shall be executed under a seal or in such other manner as the board, having regard to the terms of issue and any listing requirements, may authorise and shall specify the number and class of the shares to which it relates and the amount or respective amounts paid up on the shares. The board may by resolution decide, either generally or in any particular case or cases, that any signatures on any share certificates need not be autographic but may be applied to the certificates by some mechanical or may be printed on them or that the certificates need not be signed by any person.
Uncertificated Shares	16.	(A) Pursuant and subject to the Uncertificated Securities Regulations, the board may permit title to shares of any class to be evidenced otherwise than by a certificate and title to shares of such a class to be transferred by means of a relevant system and may make arrangements for a class of shares (if all shares of that class are in all respects identical) to become a participating class. Title to shares of a particular class may only be evidenced otherwise than by a certificate where that class of shares is at the relevant time a participating class. The board may also, subject to compliance

with the Uncertificated Securities Regulations and the rules of any relevant system, determine at any time that title to any class of shares may from a date specified by the board no longer be evidenced otherwise than by a certificate or that title to such a class shall cease to be transferred by means of any particular relevant system. For the avoidance of doubt, shares which are uncertificated shares shall not be treated as forming a class which is separate from certificated shares with the same rights.

(B) In relation to a class of shares which is a participating class and for so long as it remains a participating class, no provision of these articles shall apply or have effect to the extent that it is inconsistent in any respect with:-

(i) the holding of shares of that class in uncertificated form;

(ii) the transfer of title to shares of that class by means of a relevant system; and

(iii) any provision of the Uncertificated Securities Regulations.

(C) Shares of a class which is at the relevant time a participating class may be changed from uncertificated to certificated form, and from certificated to uncertificated form, in accordance with and subject as provided in the Uncertificated Securities Regulations and the rules of any relevant system.

(D) Unless the board otherwise determines or the Uncertificated Securities Regulations or the rules of the relevant system concerned otherwise require, any shares issued or created out of or in respect of any uncertificated shares shall be uncertificated shares and any shares issued or created out of or in respect of any certificated shares shall be certificated shares.

LIEN

Company's Lien on Shares Not Fully Paid

17. The company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable to the company (whether presently or not) in respect of that share. The company's lien on a share shall extend to every amount payable in respect of it. The board may at any time either generally or in any particular case waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this article.

Enforcing Lien by Sale

18. The company may sell, in such manner as the board may decide, any shares on which the company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen clear days after a notice in writing has been served on the holder of the shares,

demanding payment and stating that if the notice is not complied with the share may be sold. For giving effect to the sale the board may authorise some person to execute an instrument of transfer of the shares sold to or in accordance with the directions of the purchaser. The transferee shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in relation to the sale.

Application of Proceeds of Sale

19. The net proceeds, after payment of the costs, of the sale by the company of any share on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as it is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale and upon surrender, if required by the company, for cancellation of the certificate for the share sold) be paid to the person who was entitled to the share at the time of the sale.

CALLS ON SHARES

Calls

20. Subject to the terms of issue, the board may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium) and not payable on a date fixed by or in accordance with the terms of issue, and each member shall (subject to the company serving upon him at least fourteen clear days' notice in writing, including by means of electronic communication, specifying when and where payment is to be made) pay to the company as required by the notice the amount called on his shares. A call may be revoked or postponed as the board may decide. A person upon whom a call is made shall remain liable for all calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

Payment of Calls

21. A call may be made payable by instalments and shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

Liability of Joint Holders

22. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share.

Interest Due on Non-Payment

23. If a call remains unpaid after it has become due and payable, the person from whom it is due and payable shall pay interest on the amount unpaid from the day it is due and payable to the time of actual payment at such rate, not exceeding 20 per cent. per annum, as the board may decide, and all expenses that have been incurred by the company by reason of such non-payment, but the board shall be at liberty to waive payment of the interest or expenses wholly or in part.

Sums Due on

24. Any amount which becomes payable in respect of a share on allotment or

Allotment Treated as Calls

on any other date fixed by or in accordance with the terms of issue, whether in respect of the nominal amount of the share or by way of premium or as an instalment of a call, shall be deemed to be a call and, if it is not paid, all the provisions of these articles shall apply as if the sum had become due and payable by virtue of a call.

Power to Differentiate

25. Subject to the terms of issue, the board may on the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

Payment of Calls in Advance

26. The board may, if it thinks fit, receive from any member who is willing to advance them all or any part of the moneys uncalled and unpaid upon any shares held by him and on all or any of the moneys so advanced may (until they would, but for the advance, become presently payable) pay interest at such rate, not exceeding (unless the company by ordinary resolution shall otherwise direct) 20 per cent. per annum, as the board may decide.

FORFEITURE OF SHARES

Notice if Call or Instalment Not Paid

27. If any call or instalment of a call remains unpaid on any share after the day appointed for payment, the board may at any time serve a notice on the holder requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and any expenses incurred by the company by reason of such non-payment.

Form of Notice

28. The notice shall name a further day (not being less than fourteen clear days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that in the event of non-payment on or before the day and at the place appointed, the shares in respect of which the call has been made or instalment is payable will be liable to be forfeited. The board may accept the surrender of any share liable to be forfeited and, in that event, references in these articles to forfeiture shall include the surrender.

Forfeiture for Non-Compliance with Notice

29. If the notice is not complied with, any share in respect of which it was given may, at any time before payment of all calls or instalments and interest and expenses due in respect of it has been made, be forfeited by a resolution of the board to that effect and the forfeiture shall include all dividends declared and other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

Notice after Forfeiture

30. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share but no forfeiture shall be invalidated by any omission or neglect to give notice.

Sale of

31. Until cancelled in accordance with the requirements of the Companies

Forfeited Shares

Acts, a forfeited share shall be deemed to be the property of the company and may be sold, re-allotted or otherwise disposed of either to the person who was, before forfeiture, the holder or to any other person upon such terms and in such manner as the board shall decide. The board may for the purposes of the disposal authorise some person to execute an instrument of transfer to the designated transferee. The company may receive the consideration (if any) given for the share on its disposal and may register the transferee as the holder of the share. At any time before a sale, re-allotment or disposition the forfeiture may be cancelled by the board on such terms as the board may decide.

Arrears to be Paid Notwithstanding Forfeitures

32. A person whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the company for cancellation the certificate for the forfeited shares but shall remain liable to pay to the company all moneys which at the date of the forfeiture were payable by him to the company in respect of those shares with interest thereon at the rate of 20 per cent. per annum (or such lower rate as the board may decide) from the date of forfeiture until payment, and the company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited or for any consideration received on their disposal.

Statutory Declaration as to Forfeiture

33. A statutory declaration that the declarant is a director of the company or the secretary and that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale, re-allotment or disposal.

TRANSFER OF SHARES

Form of Transfer

34. (A) Subject to such of the restrictions of these articles as may be applicable:-

(i) any member may transfer all or any of his uncertificated shares by means of a relevant system in such manner provided for, and subject as provided in, the Uncertificated Securities Regulations and the rules of any relevant system, and accordingly no provision of these articles shall apply in respect of an uncertificated share to the extent that it requires or contemplates the effecting of a transfer by an instrument in writing or the production of a certificate for the share to be transferred; and

(ii) any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the board may approve.

(B) The transferor of a share shall be deemed to remain the holder of the share concerned until the name of the transferee is entered in the register in respect of it.

Execution of Transfer

35. The instrument of transfer of a certificated share (if an instrument of transfer is required) shall be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee. All instruments of transfer, when registered, may be retained by the company.

Rights to Decline Registration of Partly Paid Shares

36. The board may, in its absolute discretion and without giving any reason for so doing, decline to register any transfer of any share which is not a fully paid share.

Other Rights to Decline Registration

37. (A) Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the Uncertificated Securities Regulations, and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

(B) The board may also decline to register any transfer (if an instrument of transfer is required) of a certificated share unless:-

(i) the instrument of transfer is lodged with the company accompanied by the certificate for the shares to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

(ii) the instrument of transfer is in respect of only one class of share; and

(iii) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

Notice of refusal

38. If the board declines to register an instrument of transfer of a share it shall, within two months after the date on which the instrument of transfer was lodged, send to the transferee notice of the refusal.

No Fee for Registration

39. No fee shall be charged by the company for registering any transfer, or other document relating to or affecting the title to any share or for making

any other entry in the register.

Untraced Shareholders

40. The company may sell any certificated shares in the company on behalf of the holder of, or person entitled by transmission to, the shares by instructing such person as the company may deem appropriate to sell them at the best price reasonably obtainable at the time of sale if:-

(a) the shares have been in issue either in certificated or uncertificated form throughout the qualifying period and at least three cash dividends have become payable on the shares during the qualifying period;

(b) no cash dividend payable on the shares has either been claimed by presentation to the paying bank of the relevant cheque or warrant or been satisfied by the transfer of funds to a bank account designated by the holder of, or person entitled by transmission to, the shares or by the transfer of funds by means of a relevant system at any time during the relevant period;

(c) so far as any director of the company at the end of the relevant period is then aware, the company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares; and

(d) the company has caused two advertisements to be published, one in a newspaper with a national circulation and the other in a newspaper circulating in the area in which the last known postal address of the holder of, or person entitled by transmission to, the shares or the postal address at which service of notices may be effected under the articles is located, giving notice of its intention to sell the shares and a period of three months has elapsed from the date of publication of the advertisements or of the last of the two advertisements to be published if they are published on different dates.

For the purpose of this article:-

"**the qualifying period**" means the period of twelve years immediately preceding the date of publication of the advertisements referred to in sub-paragraph (d) above or of the first of the two advertisements to be published if they are published on different dates; and

"**the relevant period**" means the period beginning at the commencement of the qualifying period and ending on the date when all the requirements of sub-paragraphs (a) to (d) above have been satisfied.

If, after the publication of either or both of the advertisements referred to in sub-paragraph (d) above but before the company has become entitled to sell the

shares pursuant to this paragraph of this article, the requirements of sub-paragraph (b) or (c) above cease to be satisfied, the company may nevertheless sell those shares after the requirements of sub-paragraphs (a) to (d) above have been satisfied afresh in relation to them.

If during any relevant period further shares have been issued in right of those held at the beginning of that relevant period or of any previously so issued during that relevant period and all the requirements of sub-paragraphs (b) to (d) above have been satisfied in regard to the further shares, the company may also sell the further shares.

To give effect to any sale of shares pursuant to this article the board may authorise some person to transfer the shares in question and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of sale shall belong to the company and, upon their receipt, the company shall become indebted to the former holder of, or person entitled by transmission to, the shares for an amount equal to the net proceeds. No trust shall be created in respect of the debt and no interest shall be payable in respect of it and the company shall not be required to account for any moneys earned from the net proceeds which may be employed in the business of the company or as it thinks fit.

TRANSMISSION OF SHARES

Transmission on Death

41. If a member dies, the survivor or survivors, where he was a joint holder, and his personal representatives, where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the company as having any title to his shares; but nothing contained in these articles shall release the estate of a deceased holder from any liability in respect of any share held by him solely or jointly with other persons.

Entry of Transmission in Register

42. Where the entitlement of a person to a certificated share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the board, the board shall within two months after proof cause the entitlement of that person to be noted in the register.

Election of Person Entitled by Transmission

43. Any person entitled by transmission to a certificated share may, subject as provided elsewhere in these articles, elect either to become the holder of the share or to have some person nominated by him registered as the holder. If he elects to be registered himself he shall give notice to the company to that effect. If he elects to have another person registered, he shall transfer title to the share to that person. The board may at any time require the person to elect either to be registered himself or to transfer the share and if the requirements are not complied with within sixty days of

being issued the board may withhold payment of all dividends and other moneys payable in respect of the share until the requirements have been complied with. All the provisions of these articles relating to the transfer of, and registration of transfers of, certificated shares shall apply to the notice or transfer as if the death or bankruptcy of the member or other event giving rise to the transmission had not occurred and the notice or transfer was given or executed by the member.

Rights of Person Entitled by Transmission

44. Where a person becomes entitled by transmission to a certificated share, the rights of the holder in relation to that share shall cease, but the person entitled by transmission to the share may give a good discharge for any dividends or other moneys payable in respect of it and shall have the same rights in relation to the share as he would have had if he were the holder of it save that, until he becomes the holder, he shall not be entitled in respect of the share (except with the authority of the board) to attend or vote at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or to exercise any other right conferred by membership in relation to general meetings.

ALTERATION OF SHARE CAPITAL

Increase, Consolidation, Sub-Division and Cancellation

45. The company may from time to time by ordinary resolution:-

(a) increase its share capital by such sum to be divided into shares of such amount as the resolution shall prescribe;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Companies Acts, sub-divide its shares or any of them into shares of smaller amount and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage or be subject to any restriction as compared with the others provided that none of the shares resulting from the sub-division may have any right, preference or advantage not attached to the shares immediately prior to their sub-division; and

(d) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Fractions

46. (A) Whenever as a result of a consolidation, consolidation and sub-division or sub-division of shares any members would become entitled to fractions of a share, the board may deal with the

fractions as it thinks fit and in particular may sell the shares representing the fractions to any person (including, subject to the provisions of the Companies Acts, the company) and distribute the net proceeds of sale in due proportion among those members and the board may authorise some person to transfer or deliver the shares to, or in accordance with the directions of, the purchaser. The person to whom any shares are transferred or delivered shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings relating to the sale. The company may retain the net proceeds of sale of shares representing fractions where the individual amount of net proceeds to which any member is entitled is less than £3.00.

(B) Subject to the Companies Acts, when the board consolidates or sub-divides shares, it can treat certificated and uncertificated shares which a member holds as separate shareholdings.

Reduction of Capital

47. Subject to the provisions of the Companies Acts, the company may by special resolution reduce its share capital, any capital redemption reserve, any share premium account or any other undistributable reserve in any way.

GENERAL MEETINGS

Extraordinary General Meetings

48. Any general meeting of the company other than an annual general meeting shall be called an extraordinary general meeting.

Annual General Meetings

49. The board shall convene and the company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts.

Convening of Extraordinary General Meetings

50. The board may convene an extraordinary general meeting whenever it thinks fit.

Separate General Meetings

51. The provisions of these articles relating to general meetings shall apply, with any necessary modifications, to any separate general meeting of the holders of shares of a class convened otherwise than in connection with the variation or abrogation of the rights attached to the shares of that class. For this purpose, a general meeting at which no holder of a share other than an ordinary share may, in his capacity as a member, attend or vote shall also constitute a separate general meeting of the holders of the ordinary shares.

NOTICE OF GENERAL MEETINGS

Length of Notice

52. An annual general meeting and an extraordinary general meeting called for the passing of a special resolution or a resolution appointing a person as a director shall be called by not less than twenty-one clear days' notice in writing. All other extraordinary general meetings shall be called by not less than fourteen clear days' notice in writing. The notice shall specify the place, day and time of the meeting, and the general nature of the business to be transacted. Notice of every general meeting shall be given to all members other than any who, under the provisions of these articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the company, and also to the auditors or, if more than one, each of them. References in this article to notice in writing include the use of electronic communications and publication on a web site in accordance with the Companies Acts.

Notwithstanding that a meeting of the company is called by shorter notice than that specified in this article, it shall be deemed to have been properly called if it is so agreed:-

(a) in the case of an annual general meeting, by all the members entitled to attend and vote at the meeting; and

(b) in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

Omission or Non-Receipt of Notice

53. The accidental omission to give any notice of a meeting including any in the form of electronic communication (in cases where appointments of proxy are sent out with the notice including any in the form of electronic communication) or the accidental omission to send an appointment of proxy to, or the non-receipt of either or both by, any person entitled to receive the notice shall not invalidate the proceedings at that meeting.

Postponement of General Meetings

54. If the board, in its absolute discretion, considers that it is impractical or undesirable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting, it may postpone or move the general meeting to another date, time and/or place. The board shall take reasonable steps to ensure that notice of the date, time and place of the rearranged meeting is given to any member trying to attend the meeting at the original time and place. Notice of the date, time and place of the rearranged meeting shall, if practicable, also be placed in at least two national newspapers in the United Kingdom. Notice of the business to be transacted at such rearranged meeting shall not be required. If a meeting is rearranged in this way, the appointment of a proxy will be valid if it is received as required by these articles not less than 48 hours before the time appointed for holding the rearranged

meeting. The board may also postpone or move the rearranged meeting under this article.

PROCEEDINGS AT GENERAL MEETINGS

Quorum

55. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairman. Save as otherwise provided by these articles, three members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

Procedure if Quorum Not Present

56. If within five minutes (or such longer time not exceeding one hour as the chairman of the meeting may decide to wait) after the time appointed for the commencement of the meeting a quorum is not present, the meeting shall stand adjourned to such other day (being not less than ten nor more than twenty-eight days later) and at such other time or place as the chairman of the meeting may decide and at such adjourned meeting one member present in person or by proxy (whatever the number of shares held by him) shall be a quorum. The company shall give not less than seven clear days' notice in writing of any meeting adjourned through want of a quorum and the notice shall state that one member present in person or by proxy (whatever the number of shares held by him) shall be a quorum.

Arrangements for simultaneous attendance

57. In the case of any general meeting the board may, notwithstanding the specification in the notice of the place of the general meeting (the "**Principal Place**") at which the chairman of the meeting shall preside, make arrangements for simultaneous attendance and participation at other places by members and proxies entitled to attend the general meeting but excluded from the Principal Place under the provisions of this and/or the following two articles.

Arrangements regarding level of attendance

58. Such arrangements for simultaneous attendance at the meeting may include arrangements regarding the level of attendance as aforesaid at the other places provided that they shall operate so that any members and proxies excluded from attendance at the Principal Place are able to attend at one of the other places. For the purpose of all other provisions of these articles any such meeting shall be treated as being held and taking place at the Principal Place.

Selection for attendance

59. The board may, for the purpose of facilitating the organisation and administration of any general meeting to which such arrangements apply, from time to time make arrangements, whether involving the issue of tickets (on a basis intended to afford to all members and proxies entitled to attend the meeting an equal opportunity of being admitted to the Principal Place) or the imposition of some random means of selection or otherwise as it shall in its absolute discretion consider to be appropriate, and may from time to time vary any such arrangements or make new

arrangements in their place and the entitlement of any member or proxy to attend a general meeting at the Principal Place shall be subject to such arrangements as may for time to time be in force whether stated in the notice of the meeting to apply to that meeting or notified to the members concerned subsequent to the provision of the notice of the meeting.

Security Arrangements

60. The board may direct that members or proxies wishing to attend any general meeting should submit to such searches or other security arrangements or restrictions as the board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to, refuse entry to, such general meeting any person who fails to submit to such searches or otherwise to comply with such security arrangements or restrictions.

Chairman of General Meeting

61. The chairman (if any) of the board or, in his absence, the deputy chairman (if any) shall preside as chairman at every general meeting. If there is no chairman or deputy chairman, or if at any meeting neither the chairman nor any deputy chairman is present within five minutes after the time appointed for the commencement of the meeting, or if neither the chairman nor any deputy chairman is willing to act as chairman, the directors present shall choose one of their number to act, or if one director only is present he shall preside as chairman if willing to act. If no director is present, or if each of the directors present declines to take the chair, the persons present and entitled to vote shall appoint one of their number to be chairman.

Orderly Conduct

62. The chairman shall take such action as he thinks fit to promote the orderly conduct of the business of the meeting as laid down in the notice of the meeting and the chairman's decision, made in good faith on matters of procedure or arising incidentally from the business of the meeting shall be final as shall be his determination, acting in good faith, as to whether any point or matter is of such a nature.

Director's right to Attend and Speak

63. Each director shall be entitled to attend and speak at any general meeting of the company. The chairman may invite any person to attend and speak at any general meeting of the company where he considers that this will assist in the deliberations of the meeting.

Adjournments

64. The chairman may at any time without the consent of the meeting adjourn any meeting (whether or not it has commenced or a quorum is present) either sine die or to another time or place where it appears to him that (a) the members wishing to attend cannot be conveniently accommodated in the place appointed for the meeting (b) the conduct of persons present prevents or is likely to prevent the orderly continuation of business or (c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted. In addition, the chairman may at any time with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting either sine

die or to another time or place. When a meeting is adjourned sine die the time and place for the adjourned meeting shall be fixed by the board. No business shall be transacted at any adjourned meeting except business which might properly have been transacted at the meeting had the adjournment not taken place.

Notice of Adjournment

65. When a meeting is adjourned for three months or more, or sine die, notice of the adjourned meeting shall be given as in the case of an original meeting. Except where these articles otherwise require, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

AMENDMENTS

Amendments to Resolutions

66. In the case of a resolution duly proposed as a special or extraordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon and in the case of a resolution duly proposed as an ordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon unless either at least forty-eight hours prior to the time appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed notice in writing of the terms of the amendment and intention to move the same has been lodged at the office or the chairman in his absolute discretion decides that it may be considered or voted upon.

Amendments Ruled Out of Order

67. If an amendment shall be proposed to any resolution under consideration but shall be ruled out of order by the chairman of the meeting the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

VOTING

Method of Voting

68. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is properly demanded. Subject to the Companies Acts, a poll may be demanded by:-

(a) the chairman of the meeting; or

(b) at least five members present in person or by proxy and entitled to vote; or

(c) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all the members having the right to attend and

vote at the meeting; or

(d) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against the resolution.

Procedure if Poll Demanded

69. If a poll is properly demanded it shall be taken in such manner as the chairman shall direct and he may appoint scrutineers who need not be members. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

When Poll to be Taken

70. A poll demanded on the election of a chairman, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or on such date (being not later than thirty days after the date of the demand) and at such time and place as the chairman shall direct. It shall not be necessary (unless the chairman otherwise directs) for notice to be given of a poll.

Continuance of Other Business after Poll Demand

71. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded, and it may be withdrawn with the consent of the chairman at any time before the close of the meeting or the taking of the poll, whichever is the earlier, and in that event shall not invalidate the result of a show of hands declared before the demand was made.

Votes on a Poll

72. On a poll votes may be given either personally or by proxy. A member may appoint more than one proxy to attend on the same occasion.

Casting Vote of Chairman

73. In the case of an equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman shall be entitled to an additional or casting vote.

Votes of Members

74. Subject to any special terms as to voting upon which any shares may be issued or may at the relevant time be held and to any other provisions of these articles, on a show of hands every member who is present in person at a general meeting of the company shall have one vote, and on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder.

Votes of Joint Holders	75.	In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register in respect of the joint holding.
Voting on Behalf of Incapable Member	76.	A member in respect of whom an order has been made by any competent court or official on the ground that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote, whether on a show of hands or on a poll by any person authorised in such circumstances to do so on his behalf and that person may vote on a poll by proxy, provided that evidence to the satisfaction of the board of the authority of the person claiming to exercise the right to vote has been delivered at the office (or at such other place as may be specified in accordance with these articles for the delivery of instruments appointing a proxy) not later than the last time at which an instrument of proxy should have been delivered in order to be valid for use at that meeting or on the holding of that poll.
No Right to Vote where Sums Overdue on Shares	77.	No member shall, unless the board otherwise decides, be entitled to vote at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company unless all calls or other sums presently payable by him in respect of shares have been paid.
Objections or Errors in Voting	78.	If:-

(a) any objection shall be raised to the qualification of any voter, or

(b) any votes have been counted which ought not to have been counted or which might have been rejected, or

(c) any votes are not counted which ought to have been counted,

the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless it is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be conclusive.

PROXIES

Execution of	79.	The appointment of a proxy shall be in writing signed by the appointor or his attorney authorised in writing or, if the appointor is a corporation,

Proxies

either under its seal or signed by an officer, attorney or other person authorised to sign it. An appointment of proxy may be sent by electronic communication and shall be treated as delivered at the time of receipt at the office (or such other place as may be specified in the notice convening the meeting or in any notice of an adjournment or, in either case, in the accompanying document).

Delivery of Proxies

80. The appointment of a proxy must:

(i) in the case of an appointment in writing which is not an electronic communication, be delivered at the office (or such other place in the United Kingdom as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document) not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote together with (if required by the board) any authority under which it is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board;

(ii) in the case of an appointment contained in an electronic communication, be received at an address in the United Kingdom specified in the notice convening the meeting or in any form of proxy sent out, or invitation contained in an electronic communication to appoint a proxy issued by the company in relation to the meeting not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote. Any authority pursuant to which an appointment contained in an electronic communication is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board, must, if required by the board, be delivered to the office (or such other place in the United Kingdom as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document) not less than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(iii) in the case of a poll taken subsequently to the date of the meeting or adjourned meeting, must be delivered or received as aforesaid not less than twenty-four hours before the time appointed for the taking of the poll and in default the appointment of proxy shall not be treated as valid.

When two or more valid but differing appointments of a proxy are executed in respect of the same share for use at the same meeting, the one which is last executed shall be treated as replacing and revoking the others as regards that share; if the company is unable to determine which was last executed, none of them shall be treated as valid in respect of that share. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.

Maximum Validity of Proxy

81. No instrument appointing a proxy shall be valid after twelve months have elapsed from the date named in it as the date of its execution.

Form of Proxy

82. Appointments of proxy, including any in the form of electronic communication, shall be in any usual form or in such other form as the board may approve. The appointment of a proxy, including any in the form of electronic communication, shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The appointment of a proxy, including any in the form of electronic communication shall, unless the contrary is stated in it, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

Cancellation of Proxy's Authority

83. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal, or revocation of the instrument of proxy or authority under which it was executed, or the transfer of the share in respect of which the instrument of proxy is given provided that no notice in writing of such death, insanity, revocation or transfer shall have been received by the company at the office (or such other place in the United Kingdom as was specified for the delivery of instruments of proxy in the notice convening the meeting or other accompanying document) before the commencement of the meeting or adjourned meeting, or the taking of the poll, at which the instrument of proxy is used.

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS

Number of Directors

84. Unless otherwise determined by ordinary resolution of the company, the directors (disregarding alternate directors) shall be not less than three nor more than twenty in number.

Age of Directors

85. Without prejudice to article 95(h) no person shall be disqualified from being appointed by reason only of the fact that he has attained the age of seventy years or any other age nor shall it be necessary by reason of his age to give special notice under the Companies Acts of any resolution. Where the board convenes any general meeting of the company at which (to the knowledge of the board) a director will be proposed for appointment or re-appointment who at the date for which the meeting is convened will have attained the age of seventy years or more, the board

shall give notice of his age in years in the notice convening the meeting or in any document accompanying the notice, but the accidental omission to do so shall not invalidate any proceedings, or any appointment or re-appointment of that director, at that meeting.

Directors' Shareholding Qualification

86. No shareholding qualification for directors shall be required.

Power of Company to Elect Directors

87. Subject to the provisions of these articles, the company may by ordinary resolution appoint any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles.

Power of Board to Appoint Directors

88. Without prejudice to the power of the company in general meeting pursuant to any of the provisions of these articles to appoint any person to be a director, the board may appoint any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles. Any director so appointed shall hold office only until the next following annual general meeting but shall not be taken into account in determining the directors or the number of directors who are to retire by rotation at that meeting.

Number to Retire by Rotation

89. At every annual general meeting one-third of the directors who are subject to retirement by rotation or, if their number is not three or any multiple of three, then the number nearest to and less than one-third shall retire from office but, if there are fewer than three directors who are subject to retirement by rotation, they shall retire.

Identity of Directors to Retire

90. Subject to the provisions of the Companies Acts and these articles, the directors to retire by rotation on each occasion, shall be those who have been longest in office since their last appointment or re-appointment but, as between persons who became or were last re-appointed directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. The directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the board at the start of business on the date of the notice convening the annual general meeting and no director shall be required to retire or be relieved from retiring by reason of any change in the number or identity of the directors after that time on the date of the notice but before the close of the meeting. In addition, any director who would not otherwise be required to retire shall retire by rotation at the third annual general meeting after his last appointment or re-appointment.

Filling rotation

91. Subject to the provisions of these articles, the company at the meeting at

Vacancies

which a director retires by rotation may fill the vacated office and in default the retiring director shall, if willing to continue to act, be deemed to have been re-appointed, unless at such meeting it is expressly resolved not to fill the vacated office or unless a resolution for the re-appointment of that director has been put to the meeting and lost.

Power of Removal by Special Resolution

92. In addition to any power of removal conferred by the Companies Acts, the company may by special resolution remove any director before the expiration of his period of office and may (subject to these articles) by ordinary resolution appoint another person who is willing to act to be a director in his place. Any person so appointed shall be treated, for the purpose of determining the time at which he or any other director is to retire, as if he had become a director on the day on which the person in whose place he is appointed was last appointed or re-appointed as director.

Persons Eligible as Directors

93. No person other than a director retiring at the meeting (whether by rotation or otherwise) shall be appointed or re-appointed a director at any general meeting unless:-

(i) he is recommended by the board; or

(ii) not less than seven nor more than forty-two days before the day appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been given to the secretary of the intention to propose that person for appointment or re-appointment together with notice executed by that person of his willingness to be appointed or re-appointed.

Position of Retiring Directors

94. A director who retires (whether by rotation or otherwise) at an annual general meeting may, if willing to continue to act, be re-appointed. If he is not re-appointed or deemed to be re-appointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

Vacation of Office by Directors

95. Without prejudice to the provisions for retirement by rotation or otherwise contained in these articles, the office of a director shall be vacated:-

(a) if he resigns his office by notice in writing delivered to the office or tendered at a meeting of the board; or

(b) if he is or has been suffering from mental ill health or becomes a patient for the purpose of any statute relating to mental health and the board resolves that his office is vacated; or

(c) if he is absent without the permission of the board from meetings of the board (whether or not an alternate director appointed by

him attends) for six consecutive months and the board resolves that his office is vacated; or

(d) if he becomes bankrupt or compounds with his creditors generally; or

(e) if he is prohibited by law from being a director; or

(f) he ceases to be a director by virtue of the Companies Acts or is removed from office pursuant to these articles.

(g) if by notice in writing delivered to the office or tendered at a meeting of the board, his resignation is requested by all of the other directors and all of the other directors are not less than three in number; or

(h) at any annual general meeting after he shall have attained the age of 65 unless during the four months preceding that annual general meeting he be requested by the board to continue in office.

Alternate Directors

96. (A) Each director may appoint any person to be his alternate and may at his discretion remove an alternate director so appointed. If the alternate director is not already a director, the appointment, unless previously approved by the board, shall have effect only upon and subject to its being so approved. Any appointment or removal of an alternate director shall be effected by notice in writing executed by the appointor and delivered to the office or tendered at a meeting of the board, or in any other manner approved by the board. If this appointor so requests an alternate director shall be entitled to receive notice of all meetings of the board or of committees of the board of which his appointor is a member. He shall also be entitled to attend and vote as a director at any such meeting at which the director appointing him is not personally present and at the meeting to exercise and discharge all the functions, powers and duties of his appointor as a director and for the purposes of the proceedings at the meeting the provisions of these articles shall apply as if he were a director.

(B) Every person acting as an alternate director shall (except as regards power to appoint an alternate and remuneration) be subject in all respects to the provisions of these articles relating to directors and shall alone be responsible to the company for his acts and defaults and shall not be deemed to be the agent of or for the director appointing him. An alternate director may be paid expenses and shall be entitled to be indemnified by the company to the same extent as if he were a director but shall not be entitled to receive from the company any fee in his capacity as an

alternate director.

(C) Every person acting as an alternate director shall have one vote for each director for whom he acts as alternate, in addition to his own vote if he is also a director. Execution by an alternate director of any resolution in writing of the board or a committee of the board shall, unless the notice of his appointment provides to the contrary, be as effective as execution by his appointor.

(D) An alternate director shall automatically cease to be an alternate director if his appointor ceases for any reason to be a director except that, if at any meeting any director retires by rotation or otherwise but is re-appointed or deemed to be re-appointed at the same meeting, any appointment made by him pursuant to this article which was in force immediately before his retirement shall remain in force as though he had not retired.

(E) In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

Executive Directors

97. The board or any committee authorised by the board may from time to time appoint one or more directors to hold any employment or executive office with the company (including that of managing director) for such period (subject to the provisions of the Companies Acts) and upon such other terms as the board or any committee authorised by the board may in its discretion decide and may revoke or terminate any appointment so made. Any revocation or termination of the appointment shall be without prejudice to any claim for damages that the director may have against the company or the company may have against the director for any breach of any contract of service between him and the company which may be involved in the revocation or termination. A director so appointed shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, and either in addition to or in lieu of his remuneration as a director.

FEES, REMUNERATION, EXPENSES AND PENSIONS

Directors' Fees

98. Each of the directors shall be paid a fee at such rate as may from time to time be determined by the board provided that the aggregate of all fees so paid to directors (excluding amounts payable under any other provision of these articles) shall not exceed £500,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the company.

Additional

99. Any director who goes or resides abroad for any purposes of the company or who performs services which in the opinion of the board go

Remuneration

beyond the ordinary duties of a director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may in its discretion decide in addition to any remuneration provided for by or pursuant to any other article.

Expenses

100. Each director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the board or committees of the board or general meetings of the company or any other meeting which as a director he is entitled to attend and shall be paid all other costs and expenses properly and reasonably incurred by him in the conduct of the company's business or in the discharge of his duties as a director.

Pensions and Gratuities for Directors

101. The board or any committee authorised by the board may exercise all the powers of the company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not, for any director or former director or the relations, connections or dependants of, any director or former director provided that no benefits (except such as may be provided for by any other article) may be granted to or in respect of a director or former director who has not been employed by, or held an executive or other office or place of profit under, the company or any body corporate which is or has been its subsidiary or any predecessor in business of the company or any such body corporate without the approval of an ordinary resolution of the company. No director or former director shall be accountable to the company or the members for any benefit provided pursuant to this article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the company.

DIRECTORS' INTERESTS

Permitted Interests and Voting

102. (A) Subject to the provisions of the Companies Acts and of paragraph (J) of this article, no director or proposed or intending director shall be disqualified by his office from contracting with the company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any contract in which any director is in any way interested be liable to be avoided, nor shall any director who is so interested be liable to account to the company or the members for any remuneration, profit or other benefit realised by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

(B) A director may hold any other office or place of profit with the company (except that of auditor) in conjunction with his office of director for such period (subject to the provisions of the Companies Acts) and upon such other terms as the board or any

committee authorised by the board may decide, and may be paid such extra remuneration for so doing (whether by way of salary, commission, participation in profits or otherwise) as the board may decide, and either in addition to or in lieu of any remuneration provided for by or pursuant to any other article.

(C) A director of the company may be or become a director or other officer of, or otherwise interested in, any company promoted by the company or in which the company may be interested or as regards which it has any power of appointment, and shall not be liable to account to the company or the members for any remuneration, profit or other benefit received by him as a director or officer of or from his interest in the other company. The board may also cause any voting power conferred by the shares in any other company held or owned by the company or any power of appointment to be exercised in such manner in all respects as it thinks fit, including the exercise of the voting power or power of appointment in favour of the appointment of the directors or any of them as directors or officers of the other company, or in favour of the payment of remuneration to the directors or officers of the other company.

(D) A director may act by himself or his firm in a professional capacity for the company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

(E) A director shall not vote on or be counted in the quorum in relation to any resolution of the board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the company or any other company in which the company is interested but, where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more directors to offices or places of profit with the company or any other company in which the company is interested, a separate resolution may be put in relation to each director and in that case each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment or the settlement or variation of the terms or the termination of his own appointment or the appointment of another director to an office or place of profit with a company in which the company is interested and the director seeking to vote or be counted in the quorum owns one per cent. or more of it.

(F) Save as otherwise provided by these articles, a director shall not vote on, or be counted in the quorum in relation to, any resolution of the board in respect of any contract in which he is to his knowledge materially interested and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution where that material interest arises only from one or more of the following matters:-

(i) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him for the benefit of the company or any of its subsidiary undertakings;

(ii) the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii) the subscription or purchase by him of shares, debentures or other securities of the company pursuant to an offer or invitation to members or debenture holders of the company, or any class of them, to the public or any section of the public;

(iv) the underwriting by him of any shares, debentures or other securities of the company or any of its subsidiaries;

(v) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the company or by reason of any other interest in or through the company;

(vi) any contract concerning any other company (not being a company in which the director owns one per cent. or more) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise howsoever;

(vii) any contract concerning the adoption, modification or operation of a pension fund, or retirement, death or disability benefits scheme which relates both to directors and employees of the company or of any of its subsidiaries and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates;

(viii) any contract which relates to an arrangement for the benefit of employees of the company or of any of its subsidiaries , including but without being limited to an employee's share scheme which does not accord to any director as such any privilege or advantage not accorded to the employees to whom the contract relates; and

(ix) any contract for the purchase or maintenance for any director or directors of insurance against any liability.

(G) A company shall be deemed to be one in which a director owns one per cent. or more if and so long as (but only if and so long as) he is, (either directly or indirectly) the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of that company or of the voting rights available to members of that company. For the purpose of this paragraph of this article there shall be disregarded any shares held by the director as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which his interest is in reversion or remainder if and so long as some other person is entitled to receive the income of the trust and any shares comprised in an authorised unit trust scheme in which he is interested only as a unit holder.

(H) Where a company in which a director owns one per cent. or more is materially interested in a contract, he also shall be deemed materially interested in that contract.

(I) If any question shall arise at any meeting of the board as to the materiality of the interest of a director (other than the chairman of the meeting) or as to the entitlement of any director (other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be referred to the chairman of the meeting and his ruling in relation to the director concerned shall be conclusive except in a case where the nature or extent of his interest (so far as it is known to him) has not been fairly disclosed to the board. If any question shall arise in respect of the chairman of the meeting, the question shall be decided by a resolution of the board (for which purpose the chairman shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman (so far as it is known to him) has not been fairly disclosed to the board.

(J) A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract with the company shall declare

the nature of his interest at the meeting of the board at which the question of entering into the contract is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the board after he knows that he is or has become so interested. For the purposes of this article, a general notice to the board by a director to the effect that (a) he is a member of a specified company or firm and is to be regarded as interested in any contract which may after the date of the notice be made with that company or firm or (b) he is to be regarded as interested in any contract which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient declaration of interest under this article in relation to any such contract; provided that no such notice shall be effective unless either it is given at a meeting of the board or the director takes reasonable steps to secure that it is brought up and read at the next board meeting after it is given.

(K) References in this article to a contract include references to any proposed contract and to any transaction or arrangement whether or not constituting a contract.

POWERS AND DUTIES OF THE BOARD

General Powers of Company Vested in Board

103. Subject to the provisions of the Companies Acts, the memorandum of association of the company and these articles and to any directions given by the company in general meeting by special resolution, the business of the company shall be managed by the board which may exercise all the powers of the company whether relating to the management of the business of the company or not. No alteration of the memorandum of association or these articles and no special resolution shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that resolution had not been passed. The powers given by this article shall not be limited by any special power given to the board by any other article.

Borrowing Powers

104. (A) Subject as hereinafter provided the board may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property, assets and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as collateral security for any debt, liability or obligation of the company or of any third party.

(B) The board shall procure (but as regards subsidiaries of the company only in so far as the exercise of voting and other rights or powers of control exercisable by the company in relation to its subsidiaries it can procure) that the aggregate principal amount (including any fixed premium payable on final repayment) may from time to time remain undischarged of all moneys borrowed or

secured by the company and/or all its subsidiaries (excluding moneys borrowed by any of such companies from and from time to time owing to any other of them) shall not except with the sanction of the company in general meeting exceed an amount equal to four thousand million pounds.

(C) For the purposes of this article moneys borrowed shall be deemed to include:-

(i) the nominal amount of any issued debentures other than cash (as defined in Section 455 of the Act) notwithstanding that the same be issued in whole or in part for a consideration other than cash;

(ii) the nominal amount of any issued share capital and the principal amount of any moneys borrowed, the repayment whereof is guaranteed by the company or any of its subsidiaries (together in each case with any fixed premium payable on final redemption or repayment) except so far as either (1) such share capital or the debt owing or in respect of such borrowed moneys is for the time being beneficially owned by the company or by any of its subsidiaries or (2) such borrowed moneys are otherwise taken into account as moneys borrowed by the company or any of its subsidiaries.

(D) No lender or other person dealing with the company shall be concerned to see or enquire whether this limit is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had, at the time when the debt was incurred or security given, express notice that the limit hereby imposed had been or would be thereby exceeded.

Local Boards

105. The board may establish local or divisional boards or agencies for managing any of the affairs of the company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of the local or divisional boards, or any managers or agents, and may fix their remuneration. The board may delegate to any local or divisional board, manager or agent any of its powers, authorities and discretions (with power to sub-delegate) and may authorise the members of any local or divisional board, or any of them, to fill any vacancies and to act notwithstanding vacancies. Any appointment or delegation made pursuant to this article may be made upon such terms and subject to such conditions as the board may decide and the board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall

be affected by it.

Agents | 106. The board may, by power of attorney or otherwise, appoint any person to be the agent or the company upon such terms (including terms as to remuneration) as it may decide and may delegate to any person so appointed any of its powers, authorities and discretions (with power to sub-delegate). The board may remove any person appointed under this article and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it. The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board.

Delegation to Individual Directors | 107. The board may entrust to and confer upon any director any of its powers, authorities and discretions (with power to sub-delegate) upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, authorities and discretions and may from time to time revoke or vary all or any of them but no person dealing in good faith and without notice of the revocation or variation shall be affected by it. The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board.

Official Seals | 108. The company may exercise all the powers conferred by the Companies Acts with regard to having official seals and those powers shall be vested in the board.

Registers | 109. Subject to the provisions of the Companies Acts, the company may keep an overseas or local or other register in any place, and the board may make and vary such regulations as it may think fit respecting the keeping of the register.

Provision for Employees | 110. The board may exercise any power conferred by the Companies Acts to make provision for the benefit of persons employed or formerly employed by the company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the company or that subsidiary.

PROCEEDINGS OF THE BOARD

Board | 111. The board may meet for the despatch of business, adjourn and otherwise

Meetings — regulate its meetings as it thinks fit. A director at any time may, and the secretary on the requisition of a director at any time shall, summon a board meeting.

Notice of Board Meetings — 112. Notice of a board meeting shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing or given by electronic communication to him at his last known address or any other address given by him to the company for this purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent in writing to him at an address given by him to the company for this purpose, but such notices need not be given any earlier than notices given to directors not so absent and if no request is made to the board it shall not be necessary to give notice of a board meeting to any director who is absent from the United Kingdom at the relevant time. A director may waive notice of any meeting either prospectively or retrospectively.

Quorum — 113. The quorum necessary for the transaction of the business of the board may be fixed by the board and, unless so fixed at any other number, shall be two. Subject to the provisions of these articles, any director who ceases to be a director at a board meeting may, if otherwise a quorum of directors would not be present, continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no other director objects

Directors below Minimum through Vacancies — 114. The continuing directors or a sole continuing director may act notwithstanding any vacancy in their number but, if and so long as the number of directors is reduced below the minimum number fixed by or in accordance with these articles the continuing directors or director notwithstanding that the number of directors is below the number fixed by or in accordance with these articles as the quorum or there is only one continuing director, may act for the purpose of filling vacancies or of summoning general meetings of the company but not for any other purpose. If there are no directors or director able or willing to act, then any two members may summon a general meeting for the purpose of appointing directors.

Appointment of Chairman — 115. The board may appoint a director to be the chairman or a deputy chairman of the board, and may at any time remove him from that office. Unless he is unwilling to do so the chairman or failing him a deputy chairman shall act as chairman at every meeting of the board. But if no chairman or deputy chairman is appointed, or if at any meeting neither the chairman nor any deputy chairman is present within five minutes after the time appointed for holding the meeting and willing to act, the directors present may choose one of their number to be chairman of the meeting.

Competence — 116. A meeting of the board at which a quorum is present shall be competent

of Meetings

to exercise all the powers, authorities and discretions from time to time vested in or exercisable by the board.

Voting

117. Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the chairman of the meeting shall have a second or casting vote.

Delegation to Committees

118. (A) The board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such person or persons (whether a director of the company or not) as it thinks fit, provided that the majority of the members of the committee are directors of the company.

(B) Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the board. No meeting of any committee consisting of two or more members shall be quorate for the purpose of exercising any of its powers, authorities or discretions unless a majority of those present are directors of the company. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these articles for regulating the meetings and proceedings of the board so far as the same are applicable and are not superseded by any regulations imposed by the board.

(C) The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board.

Participation in Meetings by Telephone

119. All or any of the members of the board or any committee of the board may participate in a meeting of the board or that committee by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to speak to and hear each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting then is.

Resolution in Writing

120. A resolution executed by all the directors who are at the relevant time entitled to receive notice of a meeting of the board (if that number is sufficient to constitute a quorum) or by all members of a committee for the time being shall be as valid and effectual as a resolution passed at a meeting of the board, or as the case may be, of the committee properly

called and constituted. The resolution may be contained in one document or in several documents in like form which may be in writing or by means of electronic communication each executed by one or more of the directors or members of the committee concerned.

Validity of Acts of Board or Committee

121. All acts done by the board or by any committee or by any person acting as a director or member of a committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the board or committee or person so acting or that they or any of them were disqualified or had vacated office, be as valid as if each such member or person had been properly appointed and was qualified and had continued to be a director or member of the committee.

SEALS

Use of Seals

122. The board shall provide for the custody of every seal of the company. A seal shall only be used by the authority of the board or of a committee of the board authorised by the board in that behalf. Subject as otherwise provided in these articles, any instrument to which the common seal is applied shall be signed by at least one director and the secretary, or by at least two directors or by such other person appointed by the board for the purpose, and any instrument to which an official seal is applied need not, unless the board otherwise decides or the law otherwise requires, be signed by any person.

DIVIDENDS AND OTHER PAYMENTS

Declaration of Dividends by Company

123. Subject to the provisions of the Companies Acts, the company may by ordinary resolution from time to time declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.

Payment of Interim and Fixed Dividends by Board

124. Subject to the provisions of the Companies Acts, the board may pay such interim dividends as appear to the board to be justified by the financial position of the company and may also pay any dividend payable at a fixed rate at intervals settled by the board whenever the financial position of the company, in the opinion of the board, justifies its payment. If the board acts in good faith, it shall not incur any liability to the holders of any shares conferring preferred rights for any loss they may suffer in consequence of the payment of an interim dividend on shares having non-preferred or deferred rights.

Calculation and Currency of Dividends

125. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:-

(a) all dividends shall be declared and paid according to the amounts paid up on the share in respect of which the dividend is paid, but

no amount paid up on a share in advance of calls shall be treated for the purposes of this article as paid up on the share;

(b) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the share during any portion or portions of the period in respect of which the dividend is paid; and

(c) dividends may be declared or paid in any currency.

The board may agree with any member that dividends which may at any time or from time to time be declared or become due on his shares in one currency shall be paid or satisfied in another, and may agree the basis of the conversion to be applied and how and when the amount to be paid in the other currency shall be calculated and paid for the company or any other person to bear any costs involved.

Amounts Due on Shares may be Deducted from Dividends

126. The board may deduct from any dividend or other moneys payable to a member by the company on or in respect of any shares all sums of money (if any) presently payable by him to the company on account of calls or otherwise in respect of shares of the company.

No Interest on Dividends

127. No dividend or other moneys payable by the company on or in respect of any share shall bear interest against the company.

Payment Procedure

128. Any dividend or other sum payable by the company in respect of a share may be paid by cheque or warrant sent by post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the register in respect of the shares at his address as appearing in the register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of the shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the company. In addition, any such dividend or other sum may be paid by any bank or other funds transfer system or such other means including, in respect of uncertificated shares, by means of the facilities and requirements of a relevant system and to or through such person as the holder or joint holders may in writing direct, and the company shall have no responsibility for any sums lost or delayed in the course of payment by any such system or other means or where it has acted on any such directions. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by them. Where a person is entitled by transmission to a share, any dividend or other sum

payable by the company in respect of the share may be paid as if he were a holder of the share and his address noted in the register were his registered address.

Uncashed Dividends

129. The company may cease to send any cheque or warrant through the post or to employ any other means of payment, including payment by means of a relevant system, for any dividend payable on any shares in the company which is normally paid in that manner on those shares if in respect of at least two consecutive dividends payable on those shares the cheques or warrants have been returned undelivered or remain uncashed or that means of payment has failed but, subject to the provisions of these articles the company may recommence sending cheques or warrants or employing such other means in respect of dividends payable on those shares if the holder or person entitled by transmission requests such recommencement in writing.

Forfeiture of Unclaimed Dividends

130. Any dividend unclaimed after a period of twelve years from the date when it became due for payment shall be forfeited and shall revert to the company and the payment by the board of any unclaimed dividend or other sum payable on or in respect of a share into a separate account shall not constitute the company a trustee in respect of it.

Dividends Not in Cash

131. Any general meeting declaring a dividend may, upon the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, and where any difficulty arises in regard to the distribution the board may settle it as it thinks expedient, and in particular may issue fractional certificates or authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution purposes of any assets to be distributed and may determine that cash shall be paid to any members upon the footing of the value so fixed in order to secure equality of distribution and may vest any assets to be distributed in trustees as may seem expedient to the board.

Scrip Dividends

132. The board may, if authorised by an ordinary resolution of the company, offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of any dividend specified by the ordinary resolution. The following provisions shall apply:-

(a) An ordinary resolution may specify a particular dividend (whether or not already declared) or may specify all or any dividends declared within a specified period, but such period may not end later than the fifth anniversary of the date of the meeting at which the ordinary resolution is passed;

(b) The entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forgo. For this purpose "relevant value" shall be calculated by reference to the average of the market value (as defined by the Listing Rules) of the company's ordinary shares on the day on which the ordinary shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution;

(c) On or as soon as practicable after announcing that it is to declare or recommend any dividend, the board, if it intends to offer the right to receive ordinary shares in lieu of that dividend, shall also announce that intention;

(d) The basis of allotment shall be such that no member may receive a fraction of a share;

(e) The board shall not proceed with any such offer unless the company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined;

(f) The board may exclude from any offer any holders of ordinary shares where the board believes that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them;

(g) The dividend (or that part of the dividend in respect of which a right to receive ordinary shares has been offered) shall not be payable in cash on ordinary shares in respect of which an election has been made ("the elected ordinary shares") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment calculated as stated. For such purpose the board shall capitalise, out of any amount standing to the credit of any reserve or fund (including the profit and loss account) at the relevant time whether or not the same is available for distribution as the board may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis;

(h) The additional ordinary shares when allotted shall rank pari passu in all respects with the fully-paid ordinary shares then in issue except that they will not be entitled to participation in the relevant dividend;

(i) Unless the board otherwise determines, or unless the Uncertificated Securities Regulations and/or the rules of the relevant system concerned otherwise require, the new ordinary share or shares which a member has elected to receive instead of cash in respect of the whole (or some part) of the specified dividend declared or paid in respect of his elected ordinary shares shall be in uncertificated form (in respect of the member's elected ordinary shares which were in uncertificated form on the date of the member's election) and in certificated form (in respect of the member's elected ordinary shares which were in certificated form on the date of the member's election);

(j) The board may offer the right to receive ordinary shares in respect of any dividend that it is to declare or recommend, in such manner and following such procedures as it may determine and may from time to time establish or vary a procedure for election mandates, under which a holder of ordinary shares may elect in respect of future offers of rights to receive ordinary shares under this article until the election mandate is revoked in accordance with the procedure; and

(k) At any time before new ordinary shares are allotted instead of cash in respect of any part of a dividend, the board may determine that such new ordinary shares will not be allotted. Any such determination may be made before or after any election has been made by members in respect of the relevant dividend.

CAPITALISATION OF RESERVES

Power to Capitalise Reserves and Funds

133. The company may, upon the recommendation of the board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount standing to the credit of any reserve or fund (including the profit and loss account) at the relevant time whether or not the same is available for distribution and accordingly that the amount to be capitalised be set free for distribution among the members or any class of members who would be entitled to it if it were distributed by way of dividend and in the same proportions, on the footing that it is applied either in or towards paying up the amounts unpaid on any shares in the company held by those members respectively or in paying up in full unissued shares, debentures or other obligations of the company to be allotted and distributed credited as fully paid up among those members, or partly in one way and partly in the other, but so that, for the purposes of this article, a share premium

account and a capital redemption reserve, and any reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the company. The board may authorise any person to enter into an agreement with the company on behalf of the persons entitled to participate in the distribution providing for the allotment to them respectively of any shares, debentures or other obligations of the company to which they are entitled on the capitalisation and the agreement shall be binding on those persons.

Settlement of Difficulties in Distribution

134. Where any difficulty arises in regard to any distribution of any capitalised reserve or fund the board may settle the matter as it thinks expedient and in particular may issue fractional certificates or authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any members in order to adjust the rights of all parties, as may seem expedient to the board.

RECORD DATES

Power to Choose Any Record Date

135. Notwithstanding any other provision of these articles, the company or the board may fix any date as the record date for any dividend, distribution, offer, allotment or issue and such record date may be on or at any time before or after any date on which the dividend, distribution, offer, allotment or issue is declared, paid or made. The power to fix any such record date shall include the power to fix a time on the chosen date.

ACCOUNTING RECORDS AND SUMMARY FINANCIAL STATEMENTS

Records to be Kept

136. The board shall cause to be kept accounting records sufficient to show and explain the company's transactions, and such as to disclose with reasonable accuracy at any time the financial position of the company at that time, and which accord with the Companies Acts.

Inspection of Records

137. No member in his capacity as such shall have any right of inspecting any accounting record or book or document of the company except as conferred by law, or authorised by the board or by ordinary resolution of the company.

Summary Financial Statements

138. The company may send a summary financial statement to members of the company instead of copies of its full accounts and report.

139. The company may send accounts and reports and summary financial statements, as the board in its absolute discretion may decide to members of the company by using electronic communications including publication on a web site or sites in accordance with the Companies Acts.

SERVICE OF NOTICES AND DOCUMENTS

Service of Notices

140. Any notice or document (including a share certificate) may be served on or delivered to any member by the company either personally or by sending it through the post addressed to the member at his registered address or by leaving it at that address addressed to the member or, if the member is also an employee of the company or any of its subsidiaries by sending it to him through the company's or subsidiary's internal mail or by means of a relevant system or, by means of electronic communications (except for share certificates) to an address authorised by the member including publication on a web site or sites in accordance with the Companies Acts or by any other means authorised in writing by the member concerned. In the case of joint holders of a share, service, or delivery of any notice or document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or sending or delivery to all the joint holders. In the case of notices or other documents sent by means of electronic communication the company may make such arrangements for the security of any such communication as it thinks fit.

Record Date for Service

141. Any notice or document may be served, or delivered (or treated as served or delivered) by the company by reference to the register as it stands at any time not more than 15 days before the date of service, or delivery or at such other time as shall be necessary to give effect to article 135. No change in the register after that time shall invalidate that service, or delivery. Where any notice or document is served or delivered to any person in respect of a share in accordance with these articles, no person deriving any title or interest in that share shall be entitled to any further service or delivery of that notice or document.

Members Resident Abroad or on branch registers

142. Any member whose registered address is not within the United Kingdom and who gives to the company a postal address within the United Kingdom other than a number or address used for the purposes of electronic communication at which notices may be served upon him shall be entitled to have notices served upon him at that address, but unless he does do so, shall not be entitled to receive any notice from the company. Notwithstanding any agreement to the contrary, the company may determine not to use electronic communication for the service of any such notice or other document where, in the opinion of the company in its absolute discretion, to do so would infringe the laws of another country.

Service of Notice on Person Entitled by Transmission

143. Where a person is entitled by transmission to a share, any notice or other document shall be served upon or delivered to him, as if he were the holder of that share and his address noted in the register were his registered address. A person who is entitled by transmission to a share, upon supplying the company with an address for the purposes of electronic communications for the service of notices may, at the absolute discretion of the board, have sent to him at such address any notice or document to which he would have been entitled if he were the holder of

that share. In either case, such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claimants through or under him) in the share. Otherwise, any notice or other document served on or delivered to any member pursuant to these articles shall, notwithstanding that the member is then dead or bankrupt or that any other event giving rise to the transmission of the share by operation of law has occurred and whether or not the company has notice of the death, bankruptcy or other event, be deemed to have been properly served or delivered in respect of any share registered in the name of that member as sole or joint holder.

When Notice Deemed Served

144. A notice sent by post shall be deemed to have been given on the day following that on which the envelope containing the notice was posted unless it was sent by second class post in which case it shall be deemed to have been given on the day next but one after it was posted. Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that notice was given. A notice sent through the company's or a subsidiary's internal postal system shall be deemed to have been given on the day following that on which the notice was despatched through that system, and the company's record of the despatch shall be conclusive evidence that notice was given. A notice given by advertisement shall be deemed to have been served on the day on which the advertisement appears. Any notice or document not sent by post but left by the company at a registered address or at an address (other than an address for the purposes of electronic communications) notified to the company in accordance with these articles by a person who is entitled by transmission to a share shall be deemed to have been served or delivered on the day it was so left. Any notice served or delivered by the company by means of a relevant system shall be deemed to have been served or delivered when the company or any sponsoring system-participant acting on its behalf sends the issuer-instruction relating to the notice. Any notice or document sent by the company using electronic communications shall be deemed to have been received on the day following that on which it was sent. Proof that a notice contained in an electronic communication was sent in accordance with guidance issued from time to time by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the notice was given.

Notice When Post Not Available

145. If at any time by reason of the suspension or curtailment of postal services or electronic communication systems within the United Kingdom the company is unable effectively to convene a general meeting by notice sent through the post or notice given by means of electronic communications, a general meeting may be convened by a notice advertised in at least one newspaper with a national circulation. Notice published in this way shall be deemed to have been properly served on all affected members who are entitled to have notice of the meeting served

upon them, on the day when the advertisement has appeared in at least one such paper. If at least six clear days prior to the meeting the posting of notices to addresses throughout the United Kingdom has again become practicable, the company shall send confirmatory copies of the notice by post to the persons entitled to receive them.

Notice returned undelivered

146. Subject to the provisions of the Companies Acts, if on three consecutive occasions notices or other communications have been sent by post to a member at his registered address (or, in the case of a member whose registered address is not within the United Kingdom, any address given by him to the company for the service of notices) but have been returned undelivered, the member shall not be entitled to receive any subsequent notice or other communication until he has given to the company a new registered address (or, in the case of a member whose registered address is not within the United Kingdom, a new address for the services of notices). For the purposes of this article, references to a communication include references to any cheque or other instrument of payment but nothing in this article shall entitle the company to cease sending any cheque or other instrument of payment for any dividend, unless it is also entitled under these articles to do so.

Suspension of Rights Where Non-Disclosure of Interest

147. (A) Where the holder of any shares in the company, or any other person appearing to be interested in those shares, fails to comply within the relevant period with any statutory notice in respect of those shares, the company may give the holder of those shares a further notice (a "restriction notice") to the effect that from the service of the restriction notice those shares will be subject to some or all of the relevant restrictions, and from service of the restriction notice those shares shall, notwithstanding any other provision of these articles, be subject to those relevant restrictions accordingly.

(B) If after the service of a restriction notice in respect of any shares the board is satisfied that all information required by any statutory notice relating to those shares or any of them from their holder or any other person appearing to be interested in the shares the subject of the restriction notice has been supplied, the company shall, within seven days, cancel the restriction notice. The company may at any time at its discretion cancel any restriction notice or exclude any shares from it. The company shall cancel a restriction notice within seven days after receipt of a notice in writing that the relevant shares have been transferred pursuant to an arm's length sale.

(C) Where any restriction notice is cancelled or ceases to have effect in relation to any shares, any moneys relating to those shares which were withheld by reason of that notice shall be paid without interest to the person who would but for the notice have been

entitled to them or as he may direct.

(D) Any new shares in the company issued in right of any shares subject to a restriction notice shall also be subject to the restriction notice, and the board may make any right to an allotment of the new shares subject to restrictions corresponding to those which will apply to those shares by reason of the restriction notice when such shares are issued.

(E) Any holder of shares on whom a restriction notice has been served may at any time request the company to give in writing the reason why the restriction notice has been served, or why it remains uncancelled, and within 14 days of receipt of such a notice the company shall give that information accordingly.

(F) If a statutory notice is given by the company to a person appearing to be interested in any share, a copy shall at the same time be given to the holder, but the failure or omission to do so or the non-receipt of the copy by the holder shall not invalidate such notice.

(G) This article is in addition to, and shall not in any way prejudice or affect, the statutory rights of the company arising from any failure by any person to give any information required by a statutory notice within the time specified in it. For the purpose of this article a statutory notice need not specify the relevant period, and may require any information to be given before the expiry of the relevant period.

(H) In this article:

a sale is an "**arm's length sale**" if the board is satisfied that it is a bona fide sale of the whole of the beneficial ownership of the shares to a party unconnected with the holder or with any person appearing to be interested in such shares and shall include a sale made by way of or in pursuance of acceptance of a takeover offer and a sale made through a recognised investment exchange or any other stock exchange outside the United Kingdom. For this purpose an associate (within the definition of that expression in any statute relating to insolvency in force at the date of adoption of this article) shall be included amongst the persons who are connected with the holder or any person appearing to be interested in such shares;

person appearing to be interested" in any shares shall mean any person named in a response to a statutory notice or otherwise notified to the company by a member as being so interested or shown in any register or record kept by the company

under the Companies Acts as so interested or, taking into account a response or failure to respond in the light of the response to any other statutory notice and any other relevant information in the possession of the company, any person whom the company knows or has reasonable cause to believe is or may be so interested;

"**person with a 0.25 per cent. interest**" means a person who holds, or is shown in any register or record kept by the company under the Companies Acts as having an interest in, shares in the company which comprise in total at least 0.25 per cent. in number or nominal value of the shares of the company, or of any class of such shares, in issue at the date of service of the restriction notice;

"**relevant period**" means a period of 14 days following service of a statutory notice;

"**relevant restrictions**" mean in the case of a restriction notice served on a person with a 0.25 per cent. interest that:-

(i) the shares shall not confer on the holder any right to attend or vote either personally or by proxy at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or to exercise any other right conferred by membership in relation to general meetings;

(ii) the board may withhold payment of all or any part of any dividends or other moneys payable in respect of the shares and the holder shall not be entitled to receive shares in lieu of dividend;

(iii) the board may decline to register a transfer of any of the shares which are certificated shares, unless such a transfer is pursuant to an arm's length sale

and in any other case mean only the restriction specified in sub-paragraph (i) of this definition; and

"**statutory notice**" means a notice served by the company under the Companies Acts requiring particulars of interests in shares or of the identity of persons interested in shares.

DESTRUCTION OF DOCUMENTS

Presumptions Where

148. If the company destroys:-

Documents Destroyed

(i) any share certificate which has been cancelled at any time after a period of one year has elapsed from the date of cancellation, or

(ii) any instruction concerning the payment of dividends or other moneys in respect of any share or any notification of change of name or address at any time after a period of two years has elapsed from the date the instruction or notification was recorded by the company, or

(iii) any instrument of transfer of shares or Operator-instruction for the transfer of shares which has been registered by the company at any time after a period of six years has elapsed from the date of registration, or

(iv) any other document on the basis of which any entry is made in the register at any time after a period of six years has elapsed from the date the entry was first made in the register in respect of it

and the company destroys the document or instruction in good faith and without express notice that its preservation was relevant to a claim, it shall be presumed irrebuttably in favour of the company that every share certificate so destroyed was a valid certificate and was properly cancelled, that every instrument of transfer or Operator-instruction so destroyed was a valid and effective instrument of transfer or instruction and was properly registered and that every other document so destroyed was a valid and effective document and that any particulars of it which are recorded in the books or records of the company were correctly recorded. Nothing contained in this article shall be construed as imposing upon the company any liability which, by reason only of the destruction of any document of the kind mentioned above before the relevant period mentioned in this article has elapsed or of the fact that any other condition precedent to its destruction mentioned above has not been fulfilled. References in this article to the destruction of any document include references to its disposal in any manner.

WINDING UP

Distribution of Assets Otherwise Than in Cash

149. If the company commences liquidation, the liquidator may, with the sanction of a special resolution of the company and any other sanction required by the Companies Acts:-

(i) divide among the members in kind the whole or any part of the assets of the company (whether they shall consist of property of the same kind or not) and, for that purpose, set such values as he deems fair upon any property to be divided and determine how the division shall be carried out as between the members or

different classes of members, or

(ii) vest the whole or any part of the assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit

but no member shall be compelled to accept any shares or other assets upon which there is any liability.

INDEMNITY

Indemnity of Officers

150. Subject to the provisions of the Companies Acts, the company may indemnify any director or other officer against any liability and may purchase and maintain for any director or other officer insurance against any liability. Subject to those provisions, but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every director or other officer of the company shall be indemnified out of the assets of the company against any liability incurred by him as a director or other officer of the company, in defending any proceedings (whether civil or criminal) in which judgment is given in his favour or he is acquitted or in connection with any application under the Companies Acts in which relief is granted to him by the court.

For the purposes of this article no person appointed or employed by the company as an auditor is an officer of the company.

CONTENTS